As filed with the Securities and Exchange Commission on January 23, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

XCYTE THERAPIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	91-1707622
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1124 Columbia Street, Suite 130

Seattle, Washington 98104

(206) 262-6200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert L. Kirkman

President and Chief Executive Officer

Xcyte Therapies, Inc.

1124 Columbia Street, Suite 130

Seattle, Washington 98104

(206) 262-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Patrick Schultheis, Esq. Burke F. Norton, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Spiro G. Rombotis Chief Executive Officer Cyclacel Group plc James Lindsay Place, Dundee Technopole Dundee DD1 5JJ, United Kingdom +44 1382 206 062	Daniel P. Cunningham, Esq. Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

Approximate date of commencement of proposed sale to the public:    Upon completion of the Stock Purchase described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value	87,654,203	Not Applicable	$8,900,000	$953

(1)	Based upon the estimated maximum number of shares of common stock, $0.001 par value per share, of Xcyte Therapies, Inc., that are expected to be issued in connection with the transactions described herein, assuming 19,672,393 shares of Xcyte common stock are outstanding immediately prior to the completion of the transactions described herein.
(2)	Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended, based upon the aggregate book value of Cyclacel share capital computed as of September 30, 2005, the latest practicable date prior to the date of filing of this registration statement. Cyclacel is a private company and no market exists for its share capital.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in the accompanying document is not complete and may be changed. Xcyte may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. The accompanying document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, January 23, 2006

PROXY STATEMENT/PROSPECTUS

Dear Stockholder:

Xcyte Therapies, Inc. and Cyclacel Group plc have entered into a stock purchase agreement under which Xcyte will purchase from Cyclacel Group plc all of the outstanding share capital of Cyclacel Ltd. in exchange for newly issued shares of Xcyte common stock, which transaction we refer to as the Stock Purchase. We refer to Cyclacel Ltd. as Cyclacel in this document. We cannot complete the Stock Purchase unless Xcyte stockholders approve the issuance of Xcyte common stock in the Stock Purchase and the other proposals described in this document.

We are sending you this document in connection with the special meeting of holders of Xcyte’s common stock to be held at             , on                     , 2006 at              local time, at which Xcyte stockholders will be asked to approve (1) the issuance of Xcyte common stock in the Stock Purchase, (2) the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process,” including related intellectual property, know-how, agreements and other assets, to Invitrogen Corporation, (3) a new equity incentive plan to provide for equity incentive awards to officers, employees and directors of Xcyte after completion of the Stock Purchase and (4) amendments to Xcyte’s certificate of incorporation, including a reverse stock split of Xcyte common stock .

In the Stock Purchase, Xcyte will issue a number of shares of common stock representing approximately 80% of the Xcyte common stock outstanding after the Stock Purchase, or approximately 73.5% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock), subject to the adjustments described in this document.

Upon completion of the Stock Purchase, Xcyte will be renamed “Cyclacel Pharmaceuticals, Inc.” At or after completion of the Stock Purchase, Cyclacel Group plc intends to effect a members’ voluntary liquidation under English law, which would result in the distribution of its assets, including the shares of Xcyte common stock it receives in the Stock Purchase, to its shareholders and creditors.

Xcyte common stock is traded on the Nasdaq National Market under the trading symbol “XCYT”. The rights of the holders of Xcyte common stock are subject to certain rights in favor of holders of Xcyte’s 6% convertible exchangeable preferred stock, including liquidation preference, conversion, dividend and make-whole payment and other rights. We refer to Xcyte’s 6% convertible exchangeable preferred stock as the convertible preferred stock.

After careful consideration, the board of directors of Xcyte has approved the proposals referred to above and concluded that they are fair to and in the best interests of Xcyte and its stockholders. Xcyte’s board of directors recommends that its stockholders vote “FOR” each of the proposals referred to above. Approval of a majority of the shares of Xcyte common stock present and voting at a meeting at which quorum is present is required in order to approve the Stock Purchase and the new equity incentive plan. Approval of a majority of the outstanding common stock of Xcyte is required in order to approve the sale of Xcyte’s T cell expansion technology and related assets to Invitrogen and the amendments to Xcyte’s certificate of incorporation. We cannot complete the Stock Purchase unless each of the above proposals is approved. As a result, a vote against any of the above proposals is effectively a vote against the Stock Purchase.

Before voting, you should carefully review all the information contained in this document. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “ RISK FACTORS” BEGINNING ON PAGE 21.

Your vote is very important. Whether or not you expect to attend the special meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be voted at the special meeting.

We strongly support the Stock Purchase and the other proposals described in this document and enthusiastically recommend that you vote in favor of the proposals presented to you for approval.

Robert L. Kirkman

President and Chief Executive Officer

Xcyte Therapies, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Xcyte common stock to be issued in the Stock Purchase or determined whether this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated                     , 2006 and is first being mailed to stockholders of Xcyte on or about                     , 2006.

XCYTE THERAPIES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2006

To the Stockholders of Xcyte Therapies, Inc.:

We will hold a special meeting of holders of Xcyte Therapies, Inc. common stock at                     , on                     , 2006 at          a.m. local time, to consider and vote upon the proposals listed below and any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting:

1. A proposal to approve the issuance of Xcyte common stock under the Stock Purchase Agreement, dated as of December 15, 2005 and amended by Amendment No. 1 thereto dated as of January 13, 2006, between Xcyte and Cyclacel Group plc pursuant to which Xcyte will purchase from Cyclacel Group plc all of the outstanding share capital of Cyclacel Ltd. in exchange for newly issued shares of Xcyte common stock. We refer to the stock purchase agreement, as amended, as the Stock Purchase Agreement.

2. A proposal to approve the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process,” including all related intellectual property, all clinical data generated by Xcyte in the course of six clinical trials of its lead product, specified related documents generated and maintained by Xcyte for purposes of such clinical trials, all related raw materials, and specified agreements and equipment, to Invitrogen Corporation pursuant to the asset purchase agreement, dated as of December 14, 2005, between Xcyte and Invitrogen. We refer to the asset purchase agreement as the Asset Purchase Agreement.

3. A proposal to approve an equity incentive plan to provide for the grant of equity incentive awards to officers, employees, directors and consultants of Xcyte following the completion of the Stock Purchase.

4. A proposal to approve the amendment of Xcyte’s certificate of incorporation to change Xcyte’s name and modify the indemnification obligations of Xcyte.

5. A proposal to approve an amendment to Xcyte’s certificate of incorporation to effect a reverse stock split of Xcyte common stock at a ratio of one share for each ten shares of common stock.

After careful consideration, the board of directors of Xcyte has approved the proposals referred to above and concluded that they are fair to and in the best interests of Xcyte and its stockholders. Xcyte’s board of directors recommends that its stockholders vote “FOR” each of the proposals referred to above. Approval of a majority of the shares of Xcyte common stock present and voting at a meeting at which quorum is present is required in order to approve the Stock Purchase and the new equity incentive plan. Approval of a majority of the outstanding common stock of Xcyte is required in order to approve the sale of Xcyte’s T cell expansion technology and related assets to Invitrogen and the amendments to Xcyte’s certificate of incorporation. We cannot complete the Stock Purchase unless each of the above proposals is approved. As a result, a vote against any of the proposals described above is effectively a vote against the Stock Purchase.

The proposals are described in more detail in this document, which we encourage you to read carefully and in its entirety before voting. A copy of the Stock Purchase Agreement is attached as Annex A to this document. A copy of the Asset Purchase Agreement is attached as Annex C to this document.

The close of business on                     , 2006 has been fixed as the record date for determining those holders of Xcyte common stock entitled to receive notice of and vote at the special meeting. Accordingly, only record holders of Xcyte common stock at the close of business on that date are entitled to notice of and to vote at the special meeting and at any adjournments or postponements thereof. Holders of Xcyte convertible preferred stock are not entitled to vote on any of the proposals to be considered at the special meeting.

All holders of Xcyte common stock are cordially invited to attend the special meeting in person. You may revoke your proxy in the manner described in this document at any time before it is voted at the special meeting.

Your vote is important regardless of the number of shares of common stock you own. Whether or not you expect to attend the special meeting, please complete, date, sign and promptly return the enclosed proxy card in the enclosed postage paid envelope so that your shares of common stock may be represented and voted at the special meeting.

By order of the board of directors,

Robert L. Kirkman

President and Chief Executive Officer

Seattle, Washington

                    , 2006

REFERENCE TO ADDITIONAL INFORMATION

This document “incorporates by reference” important business and financial information about Xcyte from documents that are not included in or delivered with this document. You may obtain the documents incorporated by reference in this document without charge by requesting them in writing or by telephone from Xcyte at the following address and telephone number:

Xcyte Therapies, Inc.

1124 Columbia Street

Suite 130

Seattle, Washington 98104

Tel: (206) 262-6200

Attn: Investor Relations

If you are an Xcyte stockholder and you would like to request any documents related to Xcyte, please do so by                 , 2006 in order to receive them before the Xcyte special meeting.

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” on page 202.

Explanatory Note

Except as otherwise stated in this document, all per share information and other information contained in this document does not give effect to the proposed reverse stock split of Xcyte common stock described in Proposal Five of this document.

i

v

QUESTIONS AND ANSWERS ABOUT THE STOCK PURCHASE

FOR XCYTE AND CYCLACEL GROUP PLC STOCKHOLDERS

Q:	What is the Stock Purchase?

A:	The Stock Purchase is a transaction in which Xcyte will purchase all of the outstanding share capital of Cyclacel Ltd. from Cyclacel Group plc in exchange for a number of newly issued shares of Xcyte common stock representing approximately 80% of Xcyte’s outstanding common stock following the Stock Purchase. As a result of the Stock Purchase, Cyclacel Ltd. will become a wholly-owned subsidiary of Xcyte. Upon completion of the Stock Purchase, Xcyte will be renamed “Cyclacel Pharmaceuticals, Inc.”

At or after completion of the Stock Purchase, Cyclacel Group plc intends to effect a members’ voluntary liquidation in accordance with its certificate of incorporation, memorandum and articles of association and the applicable laws of England and Wales, which would result in the distribution of its assets, including the Xcyte common stock it receives in the Stock Purchase, to its shareholders and creditors.

Q:	What will Cyclacel Group plc receive in the Stock Purchase?

A:	In the Stock Purchase, Cyclacel Group plc will receive shares of Xcyte common stock in exchange for all of the outstanding share capital of Cyclacel. The exact number of shares of Xcyte common stock to be issued to Cyclacel Group plc in the Stock Purchase will be equal to the product of (1) a multiple based on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase and (2) the sum of the number of shares of Xcyte common stock issued and outstanding immediately prior to the completion of the Stock Purchase plus either (a) 50,000 shares of Xcyte common stock if the Stock Purchase is completed before the reverse stock split (described in Proposal Five) is completed or (b) 5,000 shares of Xcyte common stock if the Stock Purchase is completed after the reverse stock split is completed.

Following the Stock Purchase, based on the amount of cash and cash equivalents that Xcyte anticipates it will hold at the time of the Stock Purchase, Xcyte anticipates that (1) the current holders of Xcyte common stock will own approximately 20% of the outstanding common stock of Xcyte, or approximately 18.4% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock) and (2) assuming completion of the liquidation of Cyclacel Group plc, the current shareholders and creditors of Cyclacel Group plc will own approximately 80% of the outstanding common stock of Xcyte, or approximately 73.5% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock).

If the Stock Purchase had been completed on January 23, 2006, based on the number of shares of Xcyte common stock outstanding on such date and assuming that Xcyte will hold approximately $20 million in cash and cash equivalents at the time of the Stock Purchase, Cyclacel Group plc would have received approximately 78,890,000 shares of Xcyte common stock in the Stock Purchase.

The foregoing ownership percentages are subject to adjustment based on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase. For a further description of such adjustment see “The Stock Purchase Agreement—Stock Purchase Consideration and Adjustment.”

No fractional shares of common stock will be issued in the Stock Purchase. The number of shares of Xcyte common stock to be received by Cyclacel Group plc in the Stock Purchase will be rounded down to the nearest whole share.

Following the Stock Purchase, Cyclacel Group plc intends to effect a members’ voluntary liquidation in which all of its assets, including the shares of Xcyte common stock issued in the Stock Purchase, would be distributed to its shareholders and creditors in accordance with Cyclacel Group plc’s certificate of incorporation, memorandum and articles of association and the applicable laws of England and Wales.

Q:	Will Xcyte stockholders receive any shares of common stock as a result of the Stock Purchase?

A:	No. Xcyte stockholders will continue to hold the Xcyte shares of common stock they currently own, subject to adjustment pursuant to the proposed reverse stock split.

Q:	What vote is required by Xcyte stockholders to approve the issuance of Xcyte common stock?

A:	The affirmative vote of the holders of a majority of the Xcyte shares of common stock represented in person or by proxy and entitled to vote at a special meeting at which a quorum is present is required to approve the issuance of Xcyte common stock in the Stock Purchase. Xcyte stockholders who collectively held approximately 19.1% of the outstanding common stock of Xcyte as of January 23, 2006 have agreed to vote their shares of common stock in favor of the issuance of Xcyte common stock in the Stock Purchase. As of January 23, 2006, Xcyte directors and executive officers and their affiliates were entitled to vote approximately 15.9% of the outstanding shares of common stock of Xcyte (not including options, warrants or other convertible securities).

Q:	What vote is required by Cyclacel Group plc stockholders to approve the Stock Purchase and approve and adopt the Stock Purchase Agreement?

A:	The affirmative vote of at least 51% of Cyclacel Group plc’s outstanding share capital and 51% of its preferred shares voting as a separate class is required to approve the Stock Purchase and approve and adopt the Stock Purchase Agreement. As of January 23, 2006, Cyclacel Group plc directors and executive officers and six significant shareholders were entitled to vote approximately 57.3% of the outstanding shares of Cyclacel Group plc (not including options, warrants or other convertible securities).

Q:	Does Xcyte’s board of directors recommend voting in favor of the issuance of Xcyte common stock in the Stock Purchase?

A:	Yes. After careful consideration, Xcyte’s board of directors determined that the Stock Purchase is fair to, and in the best interests of, Xcyte and its stockholders. Xcyte’s board of directors recommends that Xcyte stockholders vote FOR the issuance of Xcyte common stock in the Stock Purchase.

For a description of the factors considered by the Xcyte board of directors in making its determination, see the section entitled “The Stock Purchase—Xcyte’s Reasons for the Stock Purchase” beginning on page 45.

Q:	Are there risks I should consider in deciding whether to vote for the Stock Purchase?

A:	Yes. Immediately following the Stock Purchase, Xcyte’s only business will be the business conducted by Cyclacel immediately prior to the Stock Purchase. As a result, in evaluating the Stock Purchase, you should carefully consider the factors discussed in the section entitled “Risk Factors” beginning on page 21, including those that relate to Cyclacel and its business.

Q:	When do you expect to complete the Stock Purchase?

A:	Subject to satisfaction waiver of all conditions, we expect to complete the Stock Purchase promptly following the special meeting.

For a description of the conditions to completion of the Stock Purchase, see “The Stock Purchase Agreement—Conditions to the Completion of the Stock Purchase” on page 63.

Q:	What do I need to do now?

A:	We urge you to carefully read and consider the information contained in this document, including the annexes, and to consider how the Stock Purchase and the other proposals will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this document and on the enclosed proxy card.

Q:	How do I vote?

A:	Please complete and sign the enclosed proxy card and return it in the enclosed return envelope as soon as possible so that your shares may be represented and voted at the Xcyte special meeting. If you return your proxy card but do not include instructions on how to vote, Xcyte will vote your shares of common stock FOR the proposals being made at the Xcyte special meeting, unless your shares of common stock are held in “street name” in a brokerage account. You may also attend the special meeting and vote in person instead of submitting a proxy.

Q:	What happens if I do not vote?

A:	If you do not submit a proxy card or vote at the special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Xcyte common stock in the Stock Purchase or the proposal to approve the new equity incentive plan. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against such proposals.

Approval of the proposals to sell Xcyte’s T cell expansion technology and related assets to Invitrogen and to amend Xcyte’s certificate of incorporation is required to complete the Stock Purchase. Each of these proposals requires the affirmative vote of the holders of a majority of the outstanding common stock of Xcyte. Therefore, a failure to vote on either of these proposals is effectively a vote against such proposals.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares of common stock for me?

A:	Your broker cannot vote your shares of common stock unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you hold Xcyte common stock and do not instruct your broker how to vote your shares, it will be equivalent to voting against the proposal being made at the special meeting.

For a more complete description of voting shares of common stock held in “street name,” see “Special Meeting of Xcyte Stockholders” on page 74.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. If you want to change your vote, send the corporate secretary of Xcyte a later dated, signed proxy card before the special meeting or attend the special meeting and vote in person. You may also revoke your proxy by sending written notice to Xcyte’s corporate secretary before the special meeting. If you have instructed your broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	Am I entitled to appraisal rights?

A:	Xcyte stockholders are not entitled to appraisal rights in connection with the Stock Purchase or any of the other proposals to be considered at the special meeting and Cyclacel Group plc shareholders are not entitled to appraisal rights in connection with the Stock Purchase or liquidation.

Q:	If I want to attend the special meeting in person, what do I do?

A:	You should come to at a.m. local time on , 2006. Record holders of Xcyte common stock as of the record date for the special meeting ( , 2006) can vote in person at the special meeting. If your shares are held in street name, then you are not the stockholder of record and you must ask your broker, bank or other nominee holder how you can vote at the special meeting.

Q:	Whom should I call with questions?

A:	If you have any questions about the Stock Purchase or any of the proposals to be considered at the special meeting or if you need additional copies of this document or the enclosed proxy, you should contact:

Xcyte Therapies, Inc.

1124 Columbia Street, Suite 130

Seattle, Washington 98104

Tel: (206) 262-6200

Attn: Investor Relations

You may also obtain additional information about Xcyte from documents filed with the Securities and Exchange Commission by following the instructions under “Where You Can Find More Information” on page 202.

SUMMARY

This summary highlights only selected information from this document and may not contain all of the information that is important to you. To better understand the Stock Purchase and the other proposals being considered at the special meeting, you should read this entire document carefully, including the Stock Purchase Agreement, as amended, attached as Annex A, the opinion of SG Cowen & Co., LLC attached as Annex B, and the other documents to which we refer. In addition, we incorporate by reference into this document important business and financial information about Xcyte. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 202. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

Xcyte Therapies, Inc.

1124 Columbia Street, Suite 130

Seattle, Washington 98104

(206) 262-6200

Xcyte was incorporated in 1996 and is headquartered in Seattle, Washington. From its inception in 1996 until early July 2005, Xcyte devoted substantially all of its efforts to the research and development of therapeutic products designed to enhance the body’s natural immune responses to treat cancer, infectious diseases and other medical conditions associated with weakened immune systems.

On May 16, 2005, Xcyte issued a press release and filed its quarterly report on Form 10-Q for the quarter ended March 31, 2005, in which it indicated that it would discontinue plans for further development of its products for certain diseases. In July 2005, Xcyte announced a plan to evaluate its strategic alternatives. In conjunction with this plan, Xcyte also announced its decision to discontinue the clinical development of its remaining products and approved a workforce reduction plan. As of January 23, 2006, Xcyte had five remaining employees.

Cyclacel Ltd.

Dundee Technopole

James Lindsay Place

Dundee DD1 5JJ, United Kingdom

+44 1382 206 062

Cyclacel is a clinical-stage biopharmaceutical company dedicated to the discovery, development and eventual commercialization of novel, mechanism-targeted drugs to treat human cancers and other serious disorders. Its core area of expertise is in cell cycle biology. Cyclacel focuses primarily on the discovery and development of orally available anticancer agents that target the cell cycle with the aim of slowing the progression or shrinking the size of tumors, enhancing quality of life and improving survival rates of cancer patients. Cyclacel’s work with novel molecules that act on the cell cycle has also led it to pursue drug development opportunities in other indications.

Cyclacel has been focused on the cell cycle since its inception. It was founded in 1996 by Professor Sir David Lane, a recognized leader in the field of tumor suppressor biology who discovered the p53 protein, which operates as one of the body’s own anticancer “drugs” by inhibiting cell cycle targets. In 1999, Cyclacel was joined by Professor David Glover, a recognized leader in the mechanism of mitosis, or cell division, who discovered, among other cell cycle targets, the mitotic kinases, Polo and Aurora, enzymes that act in the mitosis phase of the cell cycle. Cyclacel’s expertise in cell cycle biology is at the center of its business strategy.

Cyclacel is generating several families of anticancer drugs that act on the cell cycle. These include Cyclin Dependent Kinase (CDK) and Aurora kinase (AK) inhibitors, two of the most sophisticated categories of novel drugs targeting cell cycle mechanisms. Although a number of pharmaceutical and biotechnology companies are currently attempting to develop CDK inhibitor drugs, we believe Cyclacel’s lead drug candidate, seliciclib (formerly CYC202), is the only orally-available CDK inhibitor drug candidate currently in Phase II clinical trials.

Summary of the Stock Purchase (see page 41)

If the Stock Purchase is completed, Xcyte will acquire all of the outstanding share capital of Cyclacel from Cyclacel Group plc in exchange for a number of newly issued shares of Xcyte common stock representing approximately 80% of Xcyte’s outstanding common stock following the transaction. As a result of the Stock Purchase, Cyclacel will become a wholly-owned subsidiary of Xcyte. Upon completion of the Stock Purchase, Xcyte will be renamed “Cyclacel Pharmaceuticals, Inc.”

At or after completion of the Stock Purchase, Cyclacel Group plc intends to effect a members voluntary liquidation in accordance with its certificate of incorporation, memorandum and articles of association and the applicable laws of England and Wales, which would result in the distribution of its assets, including the Xcyte common stock it receives in the Stock Purchase, to its shareholders and creditors.

The exact number of shares of Xcyte common stock to be issued to Cyclacel Group plc in the Stock Purchase will be equal to the product of (1) a multiple based on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase and (2) the sum of the number of shares of Xcyte common stock issued and outstanding immediately prior to the completion of the Stock Purchase plus either (a) 50,000 shares of Xcyte common stock if the Stock Purchase is completed before the reverse stock split (described in Proposal Five) is completed or (b) 5,000 shares of Xcyte common stock if the Stock Purchase is completed after the reverse stock split is completed.

Following the Stock Purchase, based on the amount of cash and cash equivalents that Xcyte anticipates it will hold at the time of the Stock Purchase, Xcyte anticipates that (1) the current holders of Xcyte common stock will own approximately 20% of the outstanding common stock of Xcyte, or approximately 18.4% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock) and (2) assuming completion of the liquidation of Cyclacel Group plc, the current shareholders of Cyclacel Group plc will own approximately 80% of the outstanding common stock of Xcyte, or approximately 73.5% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock).

If the Stock Purchase had been completed on January 23, 2006, based on the number of shares of Xcyte common stock outstanding on such date and assuming that Xcyte will hold approximately $20 million in cash and cash equivalents at the time of the Stock Purchase, Cyclacel Group plc would have received approximately 78,890,000 shares of Xcyte common stock in the Stock Purchase.

The foregoing ownership percentages are subject to adjustment based on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase. For a further description of such adjustment see “The Stock Purchase Agreement—Stock Purchase Consideration and Adjustment.”

No fractional shares of common stock will be issued in the Stock Purchase. The number of shares of Xcyte common stock to be received by Cyclacel Group plc in the Stock Purchase will be rounded down to the nearest whole share.

Following the Stock Purchase, the Xcyte convertible preferred stock will remain outstanding and the rights of the holders of Xcyte common stock will remain subject to the rights of the holders of Xcyte convertible preferred stock, including liquidation preference, conversion, dividend and make-whole payment and other rights. See “Description of Xcyte Capital Stock” beginning on page 186.

Pursuant to the Stock Purchase Agreement, Xcyte has agreed to adopt, and submit to its stockholders for approval, an equity incentive plan under which Xcyte will be able to grant equity incentive awards to its officers, employees, directors, and consultants.

The Stock Purchase Agreement, as amended, which is the legal document that governs the Stock Purchase, is attached as Annex A to this document. You are encouraged to read it carefully and in its entirety.

Opinion of Xcyte’s Financial Advisor (see page 47)

In connection with the proposed Stock Purchase, Xcyte’s financial advisor, SG Cowen & Co., LLC delivered a written opinion to the Xcyte board of directors as to the fairness, from a financial point of view, to Xcyte’s stockholders of the consideration to be paid by Xcyte in the Stock Purchase. The full text of SG Cowen & Co., LLC’s written opinion, dated December 14, 2005, is attached to this document as Annex B. We encourage you to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. SG Cowen & Co., LLC’s opinion is addressed to the Xcyte board of directors and does not constitute a recommendation to any stockholder as to how to vote on any matters relating to the Stock Purchase.

Overview of the Stock Purchase Agreement

Conditions to Completion of the Stock Purchase (see page 63)

Xcyte’s and Cyclacel Group plc’s obligations to complete the Stock Purchase are subject to satisfaction or waiver of the following conditions:

•	the registration statement on Form S-4, of which this document is a part, must have been declared effective by the Securities and Exchange Commission under the Securities Act of 1933 and must not be subject to any stop order or proceeding seeking any stop order;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Stock Purchase, and no statute, rule, regulation, executive order, decree, injunction or other order shall be in effect that has the effect of making the Stock Purchase illegal;

•	Cyclacel Group plc shareholders must approve the Stock Purchase, and Xcyte stockholders must approve the issuance of Xcyte common stock in the Stock Purchase, the amendments of Xcyte’s certificate of incorporation with regard to the proposed Xcyte reverse stock split, name change and indemnification obligations of Xcyte and the new equity incentive plan;

•	any waiting period that may be applicable to the Stock Purchase under the Hart-Scott-Rodino Act or any material applicable foreign antitrust requirements must have expired or been terminated; and

•	there must not be any pending or overtly threatened suit or action asserted by a governmental entity challenging or seeking to restrain or prohibit the completion of the Stock Purchase.

In addition, the obligations of each of Xcyte and Cyclacel Group plc to complete the Stock Purchase are further subject to the satisfaction or waiver of the following additional conditions:

•	each party shall have received from the other the documents required under the Stock Purchase Agreement, including affiliate agreements, good standing certificates, and certificates from certain officers of the respective parties;

•	the representations and warranties of the other party in the Stock Purchase Agreement must be true and correct except, in most cases, as would not reasonably be expected to have a material adverse effect on the other party, in each case as of the date of the Stock Purchase Agreement and on the date the Stock Purchase is to be completed;

•	the other party must have complied in all material respects with all agreements and covenants in the Stock Purchase Agreement; and

•	since the date of the Stock Purchase Agreement, there must not have occurred any material adverse effect with respect to the other party.

In addition, the obligation of Cyclacel Group plc to complete the Stock Purchase is further subject to the satisfaction or waiver of the following conditions:

•	immediately prior to the completion of the Stock Purchase, Xcyte must have at least (1) $18 million in cash and cash equivalents if the closing occurs on or before March 31, 2006, (2) $17.5 million if the closing occurs after March 31, 2006 and on or before April 30, 2006, or (3) $17 million if the closing occurs after April 30, 2006; and

•	the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process” to Invitrogen Corporation shall either have been completed or all conditions to such completion shall have been satisfied or irrevocably waived. More detailed information regarding the sale of assets to Invitrogen is contained in Proposal Two beginning on page 78.

Termination of the Stock Purchase Agreement (see page 69)

Xcyte and Cyclacel Group plc have the right to terminate the Stock Purchase Agreement before the Stock Purchase is completed as follows:

•	by mutual written consent of the parties;

•	by either party if the Stock Purchase has not been completed by May 31, 2006 through no fault of the terminating party;

•	by either party if any governmental entity permanently restrains, enjoins or otherwise prohibits completion of the Stock Purchase;

•	by either party if the stockholders of Xcyte have not approved the issuance of Xcyte common stock in the Stock Purchase, the amendments to Xcyte’s certificate of incorporation or the equity incentive plan, or if the shareholders of Cyclacel Group plc have not approved the Stock Purchase at their respective stockholders’ meeting (except where the failure to obtain approval is caused by the action or failure to act of the party and the action or failure to act is a material breach by the party of the Stock Purchase Agreement);

•	by either party, if the other party is in material breach of any representation, warranty, covenant or other agreement in the Stock Purchase Agreement (subject to specified conditions); or

•	by either party if the condition to the closing of the transaction that the other party shall not have sustained a material adverse effect has become incapable of being satisfied by May 31, 2006.

Termination Fees (see page 70)

If the Stock Purchase Agreement is terminated in specified circumstances, either Xcyte or Cyclacel Group plc may be required to pay a termination fee of $100,000 to the other party.

“No Solicitation” Provisions (see page 65)

The Stock Purchase Agreement contains detailed provisions prohibiting Xcyte and Cyclacel Group plc from seeking a competing acquisition transaction. These “no solicitation” provisions prohibit Xcyte and Cyclacel Group plc, as well as their respective officers, directors, employees, subsidiaries and representatives, from taking any action to solicit a competing acquisition proposal.

The Voting Agreements (see page 72)

In connection with the execution of the Stock Purchase Agreement, certain stockholders of Xcyte and Cyclacel Group plc entered into voting agreements pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Xcyte common stock and Cyclacel Group plc share capital in favor of the approval of the Stock Purchase and against any matter that could reasonably be expected to prevent the Stock Purchase.

Management—Directors and Officers of Xcyte Following the Stock Purchase (see page 171)

Following the Stock Purchase, the board of directors of the combined company will consist of seven members, including Spiro Rombotis, Paul McBarron, Dr. David U’Prichard, Sir John Banham, each of whom is currently a director of Cyclacel Group plc, one other director to be designated by Cyclacel Group plc, Dr. Christopher Henney, who is currently a director of Xcyte, and one additional individual who will be mutually agreed upon by Xcyte and Cyclacel Group plc.

Interests of Certain Directors, Officers and Affiliates of Xcyte and Cyclacel Group plc (see page 57)

When considering the recommendation of Xcyte’s board of directors, you should be aware that some of the directors and executive officers of Xcyte have interests in the Stock Purchase that are different from, or are in addition to, your interests. These interests include:

•	Christopher Henney, a current director of Xcyte, continuing as a member of the board of directors of Xcyte following the Stock Purchase;

•	certain individuals receiving cash bonuses in connection with the Stock Purchase pursuant to certain agreements they entered into with Xcyte; and

•	certain directors and officers being entitled to acceleration of the vesting of their stock options as a result of the Stock Purchase.

The board of directors of Xcyte took into account these interests in considering whether to approve the Stock Purchase.

In addition, some of the directors, officers and affiliates of Cyclacel Group plc have interests that are different from, or in addition to, those of Cyclacel Group plc shareholders. These interests include continued employment or service as a director and the right to receive Xcyte common stock in the liquidation.

Material United States Federal Income Tax Consequences of the Stock Purchase (see page 60)

No gain or loss should be recognized by Xcyte or by holders of Xcyte common stock as a result of the Stock Purchase. However, the Stock Purchase will result in an ownership change that will severely restrict, and potentially completely eliminate, Xcyte’s ability to use any net operating losses or credits that were incurred by Xcyte prior to the effective date of the Stock Purchase.

Risks (see page 21)

In evaluating the Stock Purchase Agreement, the issuance of Xcyte common stock in the Stock Purchase and the other proposals to be considered at the special meeting, you should carefully read this document in its entirety and especially consider the factors discussed in the section entitled “Risk Factors” on page 21.

Ability to Sell Xcyte Stock (see page 56)

All shares of Xcyte common stock received by Cyclacel Group plc and, following the anticipated liquidation of Cyclacel Group plc, will be freely transferable by the shareholders of Cyclacel Group plc unless that shareholder is considered an affiliate of Cyclacel Group plc under the Securities Act of 1933. Shares of Xcyte common stock received by affiliates of Cyclacel Group plc at the time the Stock Purchase is submitted to the stockholders for vote or consent may only be sold pursuant to a registration statement under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933.

Market Price Information (see page 18)

Xcyte common stock is listed on the Nasdaq National Market under the trading symbol “XCYT”. On December 14, 2005, the last full trading day prior to the public announcement of the proposed Stock Purchase, Xcyte common stock closed at $0.32 per share. On                     , 2006 the last trading day prior to the date of this document, Xcyte common stock closed at $             per share.

You should obtain current market quotations.

Regulatory Matters (see page 56)

Xcyte is not aware of any governmental or regulatory approval required for completion of the Stock Purchase, other than the effectiveness of the registration statement of which this document is a part, compliance with applicable corporate laws of Delaware, and compliance with state securities laws. If any governmental approvals or actions are required, Xcyte intends to try to obtain them. Xcyte cannot assure you, however, that it will be able to obtain any such approvals or actions.

Appraisal Rights (see page 60)

Holders of Xcyte stock will not be entitled to appraisal or dissenter rights in connection with the Stock Purchase or any of the proposals to be considered at the special meeting. Holders of Cyclacel Group plc shares will not be entitled to appraisal rights in connection with the Stock Purchase or liquidation.

Comparison of Stockholder Rights (see page 195)

The rights of Cyclacel Group plc and, following the anticipated liquidation of Cyclacel Group plc, the shareholders of Cyclacel Group plc who become stockholders of Xcyte will be governed by Xcyte’s certificate of incorporation and bylaws. Those rights differ from the rights of Cyclacel Group plc shareholders under its certificate of incorporation and memorandum and articles of association.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Xcyte and Cyclacel, summary unaudited pro forma combined financial data for Xcyte and Cyclacel, and per share, market price and dividend data for Xcyte.

Selected Historical Financial Data Of Xcyte

(In thousands, except per share amounts)

You should read the following tables in conjunction with Xcyte’s financial statements and related notes and Xcyte’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Xcyte’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and Xcyte’s Annual Report on Form 10-K for the year ended December 31, 2004, in each case, filed with the Securities and Exchange Commission, which are incorporated herein by reference. Historical results are not necessarily indicative of the results to be expected in the future.

The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from Xcyte’s audited financial statements contained in Xcyte’s Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this document, and have been audited by Ernst & Young LLP, independent registered public accounting firm. The statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited financial statements not included or incorporated by reference in this document. The statement of operations data for the nine months ended September 30, 2004 and 2005 and the balance sheet data as of September 30, 2005 have been derived from unaudited financial statements contained in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated herein by reference.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Statement of Operations Data:
Total revenue	$98	$30	$—	$170	$62	$49	$39
Operating expenses:
Research and development	11,257	14,701	14,663	13,685	19,698	13,726	13,549
General and administrative	2,403	5,204	4,979	4,322	6,876	5,047	6,135
Provision for asset impairment and other restructuring costs	—	—	—	—	—	—	6,454

Total operating expenses	13,660	19,905	19,642	18,007	26,574	18,773	26,138

Loss from operations	(13,562)	(19,875)	(19,642)	(17,837)	(26,512)	(18,724)	(26,099)
Other income (expense), net	621	363	189	(620)	(13,076)	(12,476)	269

Net loss	(12,941)	(19,512)	(19,453)	(18,457)	(39,588)	(31,200)	(25,830)
Accretion of preferred stock	—	(8,411)	(8,001)	—	(8,973)	(8,973)	—

Net loss applicable to common stockholders	$(12,941)	$(27,923)	$(27,454)	$(18,457)	$(48,561)	$(40,173)	$(25,830)

Basic and diluted net loss per common share	$(11.86)	$(22.14)	$(19.34)	$(12.40)	$(3.90)	$(3.65)	$(1.31)

Shares used in basic and diluted net loss per share calculation	1,091	1,261	1,420	1,488	12,440	11,007	19,643

	As of December 31,					September 30,
	2000	2001	2002	2003	2004	2005
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,926	$21,098	$17,344	$13,540	$47,318	$26,722
Working capital(1)	21,785	19,135	15,570	(653)	43,947	21,261
Total assets	28,479	24,727	21,535	18,498	55,603	30,195
Long-term obligations, less current portion	952	1,046	1,514	1,555	4,071	1,816
Redeemable convertible preferred stock and warrants	49,053	57,629	65,673	67,071	—	—
Deficit accumulated during the development stage	(29,173)	(48,685)	(68,138)	(86,595)	(126,183)	(152,013)
Total stockholders’ equity (deficit)	(25,384)	(36,260)	(48,125)	(64,840)	44,120	18,196

(1)	Working capital excludes the derivative liability of $3,020 and $2,282 as of December 31, 2004 and September 30, 2005, respectively.

For the year ended December 31, 2003

	Three Months Ended
	March 31	June 30	September 30	December 31
Statement of Operations Data:
Total revenue	$13	$59	$73	$25
Operating expenses:
Research and development	2,699	4,330	3,083	3,573
General and administrative	1,154	1,040	918	1,210
Total operating expenses	3,853	5,370	4,001	4,783
Loss from operations	(3,840)	(5,311)	(3,928)	(4,758)
Other income (expense), net	(3)	(35)	(47)	(535)
Net loss	(3,843)	(5,346)	(3,975)	(5,293)
Net loss applicable to common stockholders	$(3,843)	$(5,346)	$(3,975)	$(5,293)
Basic and diluted net loss per common share	$(2.60)	$(3.60)	$(2.67)	$(3.53)
Shares used in basic and diluted net loss per share calculation	$1,478	$1,483	$1,490	$1,501

For the year ended December 31, 2004

	Three Months Ended
	March 31	June 30	September 30	December 31
Statement of Operations Data:
Total revenue	$12	$24	$13	$13
Operating expenses:
Research and development	4,175	4,426	5,125	5,972
General and administrative	1,574	1,723	1,750	1,829
Total operating expenses	5,749	6,149	6,875	7,801
Loss from operations	(5,737)	(6,125)	(6,862)	(7,788)
Other income (expense), net	(12,547)	39	32	(600)
Net loss	(18,284)	(6,086)	(6,830)	(8,388)
Accretion of preferred stock	(8,973)	—	—	—
Net loss applicable to common stockholders	$(27,257)	$(6,086)	$(6,830)	$(8,388)
Basic and diluted net loss per common share	$(7.98)	$(0.41)	$(0.46)	$(0.50)
Shares used in basic and diluted net loss per share calculation	3,415	14,800	14,807	16,740

For the first three quarters for the year ending December 31, 2005

	Three Months Ended
	March 31	June 30	September 30
Statement of Operations Data:
Total revenue	$16	$12	$11
Operating expenses:
Research and development	5,494	4,368	3,687
General and administrative	2,020	1,558	2,557
Provision for asset impairment and other restructuring costs	—	—	6,454
Total operating expenses	7,514	5,926	12,698
Loss from operations	(7,498)	(5,914)	(12,687)
Other income (expense), net	206	20	43
Net loss	(7,292)	(5,894)	(12,644)
Net loss applicable to common stockholders	$(7,292)	$(5,894)	$(12,644)
Basic and diluted net loss per common share	$(0.37)	$(0.30)	$(0.64)
Shares used in basic and diluted net loss per share calculation	19,596	19,663	19,670

Selected Historical Financial Data of Cyclacel

(In thousands, except per share amounts)

The selected financial data as of December 31, 2003 and 2004 and for the year ended March 31, 2003, the nine months ended December 31, 2003 and the year ended December 31, 2004, are derived from Cyclacel’s U.S. GAAP financial statements, which have been audited by Ernst & Young LLP, independent auditors and are included in this document beginning on page 140. The selected financial data as of March 31, 2001, 2002 and 2003 and for the years ended March 31, 2001 and 2002, are derived from Cyclacel’s financial statements, prepared in accordance with U.S. generally accepted accounting principles, which have been audited by Ernst & Young LLP, independent auditors, not included in this document. The statements of operations data for the nine months ended September 30, 2004 and 2005 and the period from August 13, 1996 (inception) to September 30, 2005, as well as the balance sheet data as of September 30, 2005 are derived from the unaudited Cyclacel financial statements included elsewhere in this document. The financial data should be read in conjunction with “Cyclacel Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cyclacel’s financial statements and related notes appearing elsewhere in this document. Investors should read the whole of this document and not just rely on the selected financial data in this section. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended March 31,			Nine Months Ended December 31,	Year Ended December 31,	Nine Months Ended September 30,		Period From August 13, 1996 (Inception) to September 30,
	2001	2002	2003	2003	2004	2004	2005	2005
Statements of Operations Data:
Collaboration and research and development revenue	$—	$1,155	$1,250	$8	$102	$100	$168	$2,682
Grant revenue	170	55	941	504	823	407	118	3,328

	170	1,210	2,191	512	925	507	286	6,010
Operating expenses
Research and development	(8,326)	(13,729)	(20,091)	(13,258)	(20,332)	(15,010)	(12,095)	(97,024)
General and administrative	(2,277)	(3,358)	(2,597)	(2,142)	(3,554)	(2,330)	(3,656)	(22,000)

Total operating expenses	(10,603)	(17,087)	(22,688)	(15,400)	(23,886)	(17,340)	(15,751)	(119,024)

Operating loss	(10,433)	(15,877)	(20,497)	(14,888)	(22,961)	(16,833)	(15,465)	(113,014)
Costs in association with aborted 2004 IPO	—	—	—	—	(3,550)	(3,348)	—	(3,550)
Interest and other income (expense)	(5)	1,024	558	(1,575)	1,313	1,051	550	2,340

Loss before taxes	(10,438)	(14,853)	(19,939)	(16,463)	(25,198)	(19,130)	(14,915)	(114,224)
Income tax benefit	—	—	4,397	1,486	2,456	1,930	1,506	9,845

Net loss	(10,438)	(14,853)	(15,542)	(14,977)	(22,742)	(17,200)	(13,409)	(104,379)
Dividends on preferred shares	—	(3,289)	(4,654)	(4,425)	(11,053)	(8,136)	(8,910)	(32,330)

Net loss applicable to ordinary shareholders	$(10,438)	$(18,142)	$(20,196)	$(19,402)	$(33,795)	$(25,336)	$(22,319)	$(136,709)

	As of March 31,			As of December 31,		As of September 30,
	2001	2002	2003	2003	2004	2005
Balance Sheet Data:
Cash and cash equivalents	$1,070	$21,770	$16,558	$4,335	$7,766	$5,264
Short-term investments	4,703	10,697	1,575	29,345	15,152	13,595
Working capital	4,106	31,096	17,948	34,383	20,909	6,854
Total assets	9,305	39,005	26,881	42,800	31,176	23,831
Long-term debt, net of current portion	(9,217)	(1,094)	(184)	(495)	(368)	(146)
Preferred ordinary “C” shares	—	(48,766)	(53,851)	—	—	—
Total shareholders’ equity (deficit)	(2,590)	(15,076)	(32,147)	37,648	23,953	8,908

Selected Unaudited Pro Forma Condensed Combined Financial Data of Cyclacel and Xcyte

(In thousands, except per share amounts)

The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. For accounting purposes, Cyclacel is considered to be acquiring Xcyte in the Stock Purchase. Cyclacel and Xcyte unaudited pro forma condensed combined balance sheet data assume that the Stock Purchase took place on September 30, 2005, and combine Cyclacel’s historical balance sheet at September 30, 2005 with Xcyte’s historical balance sheet at September 30, 2005. Cyclacel and Xcyte unaudited pro forma condensed combined statement of operations data assume that the Stock Purchase took place as of January 1, 2004. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2004 combine Cyclacel’s historical statement of operations for the year then ended with Xcyte’s statement of operations for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2005 combine Cyclacel’s historical statement of operations for the nine months then ended with Xcyte’s historical statement of operations for the nine months ended September 30, 2005.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are derived from the unaudited pro forma condensed combined financial information commencing at page 178 of this document and should be read in conjunction with that information. See “Unaudited Pro Forma Condensed Combined Financial Information.”

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$960	$321
Net loss applicable to common shareholders	(82,333)	(48,100)
Basic and diluted net loss per common share	(0.90)	(0.49)
Shares used in calculation of basic and diluted net loss per common share	91,330	98,533

As of September 30, 2005
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments	$45,581
Working capital(1)	42,098
Total assets	63,441
Long-term obligations, less current portion	3,028
Shareholders’ equity	46,229

(1)	Working capital excludes the derivative liability of $2,282.

Comparative Historical and Pro Forma Per Share Data

The following information does not give effect to the proposed one-for-ten reverse stock split of Xcyte common stock described in Proposal Five of this document.

The information below reflects:

•	the historical net loss and book value per share of Cyclacel and the historical net loss and book value per share of Xcyte common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed Stock Purchase of Xcyte with Cyclacel on a purchase basis; and

•	the equivalent historical net loss per share attributable to shares of Xcyte common stock which will be issued in the Stock Purchase.

You should read the tables below in conjunction with the respective audited and unaudited financial statements of Xcyte incorporated by reference into this document and audited and unaudited financial statements of Cyclacel included elsewhere in this document and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this document.

CYCLACEL

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Historical Per Ordinary Share Data:
Net loss per ordinary share—basic and diluted	$(1.72)	$(1.12)
Book value per share	1.22	0.45

XCYTE

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Historical Per Common Share Data:
Net loss per common share—basic and diluted	$(3.90)	$(1.31)
Book value per share	2.26	0.93

CYCLACEL AND XCYTE

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Combined Pro Forma Per Share Data:
Net loss per combined share—basic and diluted	$(0.90)	$(0.49)
Book value per combined share	0.51	0.47

Equivalent Pro Forma Data:
Net loss per equivalent Cyclacel share—basic and diluted	$(3.63)	$(1.94)

Market Price

Xcyte common stock is listed on the Nasdaq National Market. Public trading of Xcyte common stock under the symbol “XCYT” commenced on March 16, 2004.

On June 6, 2005, Xcyte received notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of its common stock had closed below the minimum $1.00 per share requirement and, as a result, no longer complied with the Nasdaq Stock Market’s continued listing criteria set by Nasdaq Marketplace Rule 4450(a)(5). The notice stated that Xcyte would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance anytime before December 5, 2005, the bid price of Xcyte common stock must have closed at $1.00 per share or more for a minimum of ten consecutive business days. Xcyte did not achieve compliance with Nasdaq Marketplace Rule 4450(a)(5) by December 5, 2005, and Nasdaq provided notice that the common stock would be delisted from the Nasdaq National Market. Xcyte appealed Nasdaq’s determination and appeared before a Nasdaq Appeals Panel on January 12, 2006. The Nasdaq Appeals Panel has not rendered a decision. The potential delisting of Xcyte common stock will be stayed until the Nasdaq Appeals Panel makes a determination.

Additionally, on December 28, 2005, the Nasdaq Stock Market advised Xcyte that it considers the Stock Purchase to be a “reverse merger” under Nasdaq’s Marketplace Rules. As a result, Nasdaq has advised Xcyte that upon completion of the Stock Purchase, Xcyte will be required to meet all of the criteria for initial listing on the Nasdaq National Market, including a minimum closing bid price of $5.00 per share.

Prior to completion of the Stock Purchase and the reverse stock split, Xcyte intends to file an initial listing application with the Nasdaq National Market pursuant to Nasdaq’s “reverse merger” rules. If such application is accepted, Xcyte anticipates that its common stock will be listed on the Nasdaq National Market under the trading symbol “CYCC.”

The following table sets forth, for the quarters indicated, the high and low sales prices for a share of Xcyte common stock as reported on the Nasdaq National Market.

	Xcyte Common Stock
	High	Low
Fiscal 2004
First Quarter (beginning March 2004)	$8.50	$6.51
Second Quarter	$7.45	$4.00
Third Quarter	$5.04	$2.99
Fourth Quarter	$3.70	$2.00
Fiscal 2005
First Quarter	$2.92	$1.22
Second Quarter	$1.45	$0.57
Third Quarter	$0.79	$0.45
Fourth Quarter	$0.75	$0.25

You are advised to obtain current market quotations for Xcyte common stock. No assurance can be given as to the market prices of Xcyte common stock before or after the Stock Purchase.

The following table sets forth the closing price per share of Xcyte common stock as reported on the Nasdaq National Market on:

•	December 14, 2005, the last full trading day prior to the public announcement of the Stock Purchase; and

•	, 2006 the last full trading day for which closing prices were available prior to the date of this document.

Date	Xcyte Common Stock
December 14, 2005		$0.32
, 2006	$

Cyclacel is a private company and its shares are not publicly traded. Historical market price information regarding Cyclacel shares is not provided because there is no public market for Cyclacel shares.

Dividend Data

Xcyte has never declared or paid any cash dividends on its common stock and does not currently anticipate declaring or paying cash dividends on its common stock in the foreseeable future. Xcyte’s ability to pay dividends on its common stock may be limited if Xcyte fails to pay accrued dividends on its convertible preferred stock. Xcyte, however, is required to make quarterly dividend payments on its convertible preferred stock. See “Description of Xcyte Capital Stock—Preferred Stock” beginning on page 186. Except for dividends on Xcyte convertible preferred stock, Xcyte currently intends to retain all of its future earnings, if any, to finance operations. Any future determination relating to Xcyte’s dividend policy will be made at the discretion of its board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that its board of directors may deem relevant.

Cyclacel has never declared or paid any cash dividends on its share capital nor does it intend to.

RISK FACTORS

Following the Stock Purchase, Cyclacel will be a wholly-owned subsidiary of Xcyte and Cyclacel’s business will be the only business conducted by Xcyte. Xcyte will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in, or incorporated by reference into, this document, you should carefully consider the material risks described below before deciding how to vote your shares of common stock.

Risks Related to the Stock Purchase

Some of Xcyte’s and Cyclacel Group plc’s officers and directors have conflicts of interest that may influence them to support or approve the Stock Purchase.

Certain officers and directors of Xcyte and Cyclacel Group plc participate in arrangements that provide them with interests in the Stock Purchase that are different from yours, including, among others, the continued service as an officer or director of the combined company, retention and severance benefits, the acceleration of stock and stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company. These interests, among others, may influence the officers and directors of Xcyte and Cyclacel Group plc to support or approve the Stock Purchase. For a more detailed discussion see “The Stock Purchase—Interests of Certain Directors, Officers and Affiliates” on page 57.

Failure to complete the Stock Purchase may result in Xcyte or Cyclacel Group plc paying a termination fee to the other and could harm Xcyte’s or Cyclacel’s common stock price and future business and operations.

If the Stock Purchase is not completed, Xcyte or Cyclacel Group plc may be subject to the following risks:

•	if the Stock Purchase Agreement is terminated under certain circumstances, Xcyte or Cyclacel Group plc will be required to pay the other party a termination fee of $100,000;

•	the price of Xcyte stock may decline to the extent that the current market price of Xcyte stock reflects a market assumption that the Stock Purchase will be completed; and

•	costs related to the Stock Purchase, such as legal, accounting and certain financial advisory fees, must be paid even if the Stock Purchase is not completed.

In addition, if the Stock Purchase Agreement is terminated and Xcyte’s or Cyclacel Group plc’s board of directors determines to seek another business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by each party in the Stock Purchase.

The Stock Purchase may be completed even though material adverse changes may result from the announcement of the Stock Purchase, industry-wide changes and other causes.

In general, either party can refuse to complete the Stock Purchase if there is a material adverse change affecting the other party between the date of signing (December 15, 2005) and the closing. However, certain types of changes will not prevent the Stock Purchase from being completed, even if they would have a material adverse effect on Xcyte or Cyclacel, including:

•	changes resulting from general economic conditions or conditions generally affecting the industry in which the respective company operates, except in either case to the extent the respective company is materially disproportionately adversely affected thereby relative to other similarly situated businesses;

•	changes due to the announcement of the execution of the Stock Purchase Agreement or the completion of the transactions contemplated by the Stock Purchase Agreement;

•	changes resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	with respect to Xcyte, changes resulting from a change in the stock price or trading volume of Xcyte excluding any underlying effect that may have caused such change; or

•	with respect to Xcyte, changes resulting from the delisting or threatened or potential delisting of Xcyte common stock or preferred stock from the Nasdaq Stock Market.

If adverse changes occur but Xcyte and Cyclacel Group plc must still complete the Stock Purchase, Xcyte’s stock price may suffer. This in turn may reduce the value of the Stock Purchase to the stockholders of Xcyte and the shareholders of Cyclacel Group plc.

The market price of Xcyte common stock may decline as a result of the Stock Purchase.

The market price of Xcyte common stock may decline as a result of the Stock Purchase for a number of reasons including if:

•	Xcyte does not achieve the perceived benefits of the Stock Purchase as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the Stock Purchase on Xcyte’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on Xcyte’s business and prospects from the Stock Purchase.

Xcyte and Cyclacel Group plc stockholders may not realize a benefit from the Stock Purchase commensurate with the ownership dilution they will experience in connection with the Stock Purchase.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Stock Purchase, Xcyte and Cyclacel stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit.

During the pendency of the Stock Purchase, Xcyte and Cyclacel Group plc may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Stock Purchase Agreement.

Covenants in the Stock Purchase Agreement may impede the ability of Xcyte or Cyclacel Group plc to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Stock Purchase. As a result, if the Stock Purchase is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Stock Purchase Agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Because the lack of a public market for the Cyclacel shares makes it difficult to evaluate the fairness of the Stock Purchase, the shareholders of Cyclacel Group plc may receive consideration in the Stock Purchase that is greater than or less than the fair market value of the Cyclacel shares.

The share capital of Cyclacel is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Cyclacel’s share capital. Since the percentage of Xcyte equity to be issued to Cyclacel Group plc and subsequently delivered to the shareholders of Cyclacel Group plc was determined based on negotiations between the parties, it is possible that the value of the Xcyte common stock to be issued in the Stock Purchase will be greater than the fair market value of the share capital of Cyclacel to be acquired by Xcyte in the Stock Purchase. Alternatively, it is possible that the value of the shares of Xcyte common stock to be issued in the Stock Purchase will be less than the fair market value of the shares of Cyclacel.

Risks Related to Xcyte

In determining whether to approve the proposals you should carefully read the following risks. These risks all relate to Xcyte’s current business and may also apply to the business of the combined company following the Stock Purchase.

The attempted development of products using Xcyte’s Xcellerate Technology was Xcyte’s only potential product line.

Xcyte has not successfully developed any product line with its Xcellerate Technology and it has no plans to pursue any other product line other than pursuant to the acquisition of Cyclacel pursuant to the Stock Purchase.

Xcyte may not be able to retain existing personnel.

In 2005, Xcyte reduced its staff by 99 employees. Xcyte’s remaining staff, as of January 23, 2006 consisted of five employees. The uncertainty of the outcome of Xcyte’s review of strategic alternatives, workforce reductions and the volatility in its stock price may create anxiety and uncertainty, which may adversely affect employee morale and cause Xcyte to lose employees whom it would prefer to retain. To the extent that Xcyte is unable to retain its existing personnel, its business and ability to pursue strategic alternatives may suffer. In addition, this workforce reduction may subject Xcyte to the risk of litigation, which could result in substantial costs and could divert management’s time and attention away from business operations.

Xcyte expects to continue to incur substantial losses and may never achieve profitability.

Xcyte has incurred significant operating losses since it began operations in 1996, including net losses of approximately $39.6 million for the year ended December 31, 2004 and $25.8 million for the nine months ended September 30, 2005, and Xcyte may never become profitable. As of September 30, 2005, Xcyte had an accumulated deficit since inception of approximately $152.0 million. These losses have resulted principally from costs incurred in Xcyte’s research and development programs and from its general and administrative expenses. To date, Xcyte has derived no revenues from product sales or royalties. Xcyte does not expect to have any product sales or royalty revenue in the foreseeable future. Xcyte’s operating losses have been increasing during the past several years and may increase significantly in the future. Xcyte also may be required to recognize additional losses based upon changes in the fair value of its derivative liability, which resulted from the dividend make-whole payment feature of its convertible preferred stock. These losses, among other things, have had and will continue to have an adverse effect on Xcyte’s stockholders’ equity and working capital. Xcyte is unable to predict when it may become profitable, if at all. If Xcyte is unable to achieve and then maintain profitability, the market value of its common stock and convertible preferred stock will likely decline.

Xcyte may be unable to maintain its listing on Nasdaq, which could cause Xcyte’s stock price to fall and decrease the liquidity of its stock.

Xcyte common stock and convertible preferred stock are traded on the Nasdaq National Market, which has compliance requirements for continued listing, including a requirement that Xcyte common stock and convertible preferred stock each have a minimum bid price of $1.00 per share. On June 6, 2005, Xcyte received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of its common stock had closed below the minimum $1.00 per share requirement and, as a result, its common stock no longer complied with Nasdaq’s continued listing criteria. The letter stated that Xcyte would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. Xcyte common stock did not regain compliance with this requirement by December 5, 2005, and Xcyte received a notice on December 5, 2005 from the Nasdaq Stock Market that its common stock would be delisted. Xcyte appealed Nasdaq’s determination and appeared before a Nasdaq Appeals Panel on January 12, 2006. The Nasdaq Appeals Panel has not rendered a decision. The potential delisting of Xcyte common stock will be stayed until the Nasdaq Appeals Panel makes a determination.

If Xcyte’s shares of common stock are delisted and any appeal Xcyte might file receives an unfavorable determination by Nasdaq, Xcyte common stock would be removed from listing on the Nasdaq National Market, and Xcyte may seek to have the applicable shares of common stock listed for trading on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market). Xcyte cannot assure you that it would be able to obtain listing for its shares of common stock on the Nasdaq Capital Market or that it will be able on an ongoing basis to meet the maintenance requirements thereof. If Xcyte common stock is delisted, its convertible preferred stock would also be delisted unless the convertible preferred stock meets the minimum listing requirements applicable to its common stock.

Additionally, on December 28, 2005, The Nasdaq Stock Market advised Xcyte that it considers the Stock Purchase to be a “reverse merger” under Nasdaq’s Marketplace Rules. Based on this conclusion, Nasdaq has advised Xcyte that upon consummation of the Stock Purchase, Xcyte will be required to meet all of the initial inclusion criteria for initial listing on The Nasdaq National Market, including a closing bid price of $5.00 per share.

If Xcyte’s shares of common stock were to be delisted from trading on the Nasdaq National Market, in order to obtain relisting on the Nasdaq National Market, Xcyte would need to satisfy certain quantitative designation criteria, which it may not meet.

If Xcyte’s shares of common stock were to be delisted from trading on the Nasdaq National Market and were neither relisted thereon nor listed for trading on the Nasdaq Capital Market, trading, if any, in Xcyte’s shares of common stock may continue to be conducted on the OTC Bulletin Board or in a non-Nasdaq over-the-counter market, such as the “pink sheets.” Delisting of Xcyte’s shares of common stock would result in limited release of the market price of those shares of common stock and limited analyst coverage and could restrict investors’ interest in Xcyte’s securities. Also, a delisting could materially adversely affect the trading market and prices for Xcyte’s shares of common stock and its ability to issue additional securities or to secure additional financing. In addition, if Xcyte’s shares of common stock were not listed and the trading price of its shares of common stock was less than $5 per share, Xcyte’s shares of common stock could be subject to Rule 15g-9 under the Securities Exchange Act of 1934 which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser’s written consent prior to any transaction. In such case, Xcyte’s securities could also be deemed to be a “penny stock” under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in those shares of common stock, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of Xcyte’s securities.

Xcyte may have limited ability to pay cash dividends on the convertible preferred stock.

Delaware law may limit Xcyte’s ability to pay cash dividends on the convertible preferred stock. Under Delaware law, cash dividends on Xcyte’s capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the current or preceding fiscal year. Delaware law defines “surplus” as the amount by which the total assets of a corporation, after subtracting its total liabilities, exceed the corporation’s capital, as determined by its board of directors. Since Xcyte is not profitable, its ability to pay cash dividends will require the availability of adequate surplus. Even if adequate surplus is available to pay cash dividends on the convertible preferred stock, Xcyte may not have sufficient cash to pay dividends on the convertible preferred stock. If that was to happen, holders of preferred stock would be granted certain additional rights until such dividends were repaid. See “Description of Xcyte Capital Stock—Preferred Stock” beginning on page 186.

There are risks inherent in Xcyte’s past business operations that may subject it to potential product liability suits and other claims, which may require it to engage in expensive and time-consuming litigation or pay substantial damages.

Xcyte’s past business operations expose it to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of biopharmaceutical products and these risks will continue to effect Xcyte after the Stock Purchase. Even if Xcyte does not decide to resume the clinical development of its products, Xcyte faces a risk of clinical trial liability claims in the event that the prior use, or misuse, of its product candidates during clinical trials resulted in personal injury or death. An individual may bring a product liability claim against Xcyte if Xcellerated T Cells cause, or merely appear to have caused, an injury.

Xcyte currently has clinical trial insurance that covers its clinical trials up to $5.0 million per occurrence with a $5.0 million aggregate limit. However, due to factors outside of Xcyte’s control, including the risks discussed above as well as conditions in the relevant insurance markets, Xcyte may not be able to renew such coverage on acceptable terms, if at all. Furthermore, even if Xcyte secures coverage, it may not be able to obtain policy limits adequate to satisfy any liability that may arise. If a successful product liability or other claim or series of claims is brought against Xcyte for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover these claims and its business operations could suffer.

If Xcyte’s principal stockholders, executive officers and directors choose to act together, they may be able to control its management and operations, acting in their best interests and not necessarily those of other stockholders.

Xcyte’s executive officers, directors and principal stockholders, and entities affiliated with them, beneficially own a significant percentage of its common stock and convertible preferred stock. This significant concentration of share ownership may adversely affect the trading price of Xcyte common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, have the ability to exert substantial influence over all matters requiring approval by Xcyte’s stockholders, including the election and removal of directors and any proposed Stock Purchase, consolidation or sale of all or substantially all of Xcyte’s assets. In addition, they could dictate the management of Xcyte’s business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of Xcyte or impeding a stock purchase, consolidation, takeover or other business combination that could be favorable to you. Since Xcyte convertible preferred stock has limited voting rights prior to conversion, holders of its convertible preferred stock will have little or no ability to control the outcome of a stockholder vote, except under certain circumstances where a class vote of Xcyte convertible preferred stock will be required, including, among others, upon certain amendments to the Company’s certificate of incorporation or bylaws or upon a share exchange, stock purchase or consolidation of the Company unless Xcyte’s shares of convertible preferred stock remain outstanding and unaffected by such transaction or convert into similar preferred stock of the surviving entity pursuant to such transaction.

Xcyte will soon be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation and any inability to do so may negatively impact the report on its financial statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires Xcyte’s management to assess the effectiveness of its internal controls over financial reporting and include an assertion in Xcyte’s annual report as to the effectiveness of its controls beginning the year ending December 31, 2007, assuming Xcyte remains a non-accelerated filer as defined per SEC regulations. Subsequently, Xcyte’s independent registered public accounting firm will be required to attest to whether Xcyte’s assessment of the effectiveness of its internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes Xcyte maintained, in all material respects, effective internal control over financial reporting for the year ending December 31, 2007. Due to the recent departure of Xcyte’s Associate Director of SEC Reporting and its Controller, as well as any difficulties Xcyte may have in retaining its current personnel and the transition to new employees following the Stock Purchase, Xcyte cannot assure you that it will be able to identify deficiencies in its internal controls, remediate such deficiencies in a timely manner or comply with the Section 404 disclosure requirements for the year ending December 31, 2007. If Xcyte identifies deficiencies in its existing internal controls and are not able to remediate such deficiencies in a timely fashion or otherwise comply with the Section 404 disclosure requirements for the year ending December 31, 2007, Xcyte will not be able to give assurance regarding the effectiveness of its internal controls and the report on its financial statements provided by its independent auditors may be negatively impacted.

Xcyte’s common and convertible preferred stock may experience extreme price and volume fluctuations, which could lead to costly litigation for Xcyte and make an investment in Xcyte less appealing.

The market price of Xcyte’s common and convertible preferred stock may fluctuate substantially due to a variety of factors, including:

•	the course of action that Xcyte takes with respect to the review of its strategic alternatives;

•	additions to or departures of Xcyte’s key personnel;

•	announcements of technological innovations or new products or services by Xcyte or its competitors;

•	media reports and publications about immunotherapy;

•	announcements concerning Xcyte’s competitors or the biotechnology industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts;

•	variations in Xcyte’s quarterly results;

•	announcements about Xcyte’s collaborators or licensors; and

•	changes in accounting principles.

The market prices of the securities of biotechnology companies, particularly companies like Xcyte without product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Moreover, market prices for stocks of biotechnology-related and technology companies frequently reach levels that bear no relationship to the performance of these companies. These market prices generally are not sustainable and are highly volatile. Whether or not meritorious, litigation brought against Xcyte could result in substantial costs, divert Xcyte’s management’s attention and resources and harm Xcyte’s financial condition and results of operations.

Xcyte’s certificate of incorporation and bylaws and certain provisions of Delaware law may delay or prevent a change in Xcyte’s management and make it more difficult for a third party to acquire Xcyte.

Xcyte’s certificate of incorporation and bylaws contain provisions that could delay or prevent a change in its board of directors and management teams. Some of these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of Xcyte common stock;

•	provide for the board of directors to be divided into three classes; and

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent.

In addition, because Xcyte is incorporated in Delaware, Xcyte is governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of large stockholders to complete a business combination with, or acquisition of Xcyte. These provisions may prevent a business combination or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for Xcyte’s stock.

These provisions also make it more difficult for Xcyte’s stockholders to replace members of its board of directors. Because Xcyte’s board of directors is responsible for appointing the members of its management team, these provisions could in turn affect any attempt to replace Xcyte’s current management team. Additionally, these provisions may prevent an acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for Xcyte common stock.

The future sale of Xcyte’s common and convertible preferred stock, and future issuances of Xcyte common stock upon conversion of its convertible preferred stock and upon the payment of make-whole dividends, if any, could negatively affect Xcyte’s stock price.

If Xcyte’s common or convertible preferred stockholders sell substantial amounts of its stock in the public market, or the market perceives that such sales may occur, the market price of Xcyte’s common and convertible preferred stock could fall.

In addition, if Xcyte exercises its rights to pay make-whole dividends in common stock rather than in cash upon conversion of its convertible preferred stock to common stock, then the sale of such shares of common stock or the perception that such sales may occur could cause the market price of Xcyte’s stock to fall. Additionally, after Xcyte’s convertible preferred stock offering, the holders of its convertible preferred stock had the right to convert each share of convertible preferred stock into approximately 4.2553 shares of its common stock. Such conversion rate is subject to certain antidilution adjustments that, upon the occurrence of certain events, will increase the number of shares of common stock that each holder of convertible preferred stock will receive upon conversion into common stock. Such antidilution price adjustments may apply in the case of any strategic alternative that Xcyte pursues which may result in further dilution to the holders of outstanding common stock. The conversion of Xcyte convertible preferred stock into common stock and the payment of any make-whole dividends in shares of common stock in lieu of cash, may result in substantial dilution to the interests of Xcyte’s holders of common stock.

After Xcyte convertible preferred stock offering, according to the terms of Xcyte’s investors rights agreement, the holders of approximately 9.0 million shares of Xcyte common stock and warrants had rights, subject to some conditions, to require Xcyte to file registration statements covering their shares of common stock or to include their shares of common stock in registration statements that Xcyte may file for itself or other stockholders. Furthermore, if Xcyte were to include in a company-initiated registration statement shares of common stock held by those holders pursuant to the exercise of their registration rights, those sales could impair its ability to raise needed capital by depressing the price at which it could sell its common stock.

If Xcyte exchanges the convertible preferred stock for debentures, the exchange will be taxable but Xcyte will not provide any cash to pay any tax liability that any convertible preferred stockholder may incur.

An exchange of convertible preferred stock for debentures, as well as any dividend make-whole or interest make-whole payments paid in Xcyte common stock, will be taxable events for U.S. federal income tax purposes, which may result in tax liability for the holder of convertible preferred stock without any corresponding receipt of cash by the holder. In addition, the debentures may be treated as having original issue discount, a portion of which would generally be required to be included in the holder’s gross income even though the cash to which such income is attributable would not be received until maturity or redemption of the debenture. Xcyte will not distribute any cash to you to pay these potential tax liabilities.

If Xcyte automatically converts the convertible preferred stock, there is a substantial risk of fluctuation in the price of Xcyte common stock from the date it elects to automatically convert to the conversion date.

Xcyte may elect to automatically convert the convertible preferred stock on or prior to maturity if Xcyte common stock price has exceeded 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of Xcyte common stock between the time when it may first elect to automatically convert the preferred and the automatic conversion date.

Xcyte does not intend to pay cash dividends on its common stock in the foreseeable future.

Xcyte does not anticipate paying cash dividends on its common stock in the foreseeable future. Any payment of cash dividends will depend on Xcyte’s financial condition, results of operations, capital requirements, the outcome of the review of Xcyte’s strategic alternatives and other factors and will be at the discretion of Xcyte’s board of directors. Accordingly, investors will have to rely on capital appreciation, if any, to earn a return on their investment in Xcyte common stock. Furthermore, Xcyte may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Risks Related to Cyclacel

In determining whether to approve the proposals Xcyte stockholders should carefully read the following risk factors. Immediately following the Stock Purchase, Xcyte’s only business will be the business conducted by Cyclacel immediately prior to the Stock Purchase. As a result, the following risks are among the most significant that you will face if the Stock Purchase is completed.

Cyclacel is at an early stage of development as a company and Cyclacel does not have, and may never have, any products that generate revenues.

Cyclacel is at an early stage of development as a company and has a limited operating history on which to evaluate its business and prospects. Since beginning operations in 1997, Cyclacel has not generated any product revenues. Cyclacel currently has no products for sale and Cyclacel cannot guarantee that it will ever have any marketable products. Cyclacel must demonstrate that its drug candidates satisfy rigorous standards of safety and efficacy for their intended uses before the Food and Drug Administration, or FDA, and other regulatory authorities in the United States, the European Union and elsewhere. Significant additional research, preclinical testing and clinical testing is required before Cyclacel can file applications with the FDA or other regulatory authorities for premarket approval of its drug candidates. In addition, to compete effectively, its drugs must be easy to administer, cost-effective and economical to manufacture on a commercial scale. Cyclacel may not achieve any of these objectives. Seliciclib and sapacitabine, its most advanced drug candidates for the treatment of cancer, are currently its only drug candidates in clinical trials and Cyclacel cannot be certain that the clinical development of these or any other drug candidates in preclinical testing or clinical development will be successful, that they will receive the regulatory approvals required to commercialize them or that any of its other research and drug discovery programs will yield a drug candidate suitable for investigation through clinical trials. Its commercial revenues, if any, will be derived from sales of drugs that Cyclacel does not expect to become marketable for several years, if at all.

Cyclacel has a history of operating losses and Cyclacel may never become profitable.

Cyclacel has incurred operating losses in each year since beginning operations in 1997 due to costs incurred in connection with its research and development activities and general and administrative costs associated with its operations, and Cyclacel may never achieve profitability. As of December 31, 2004, its accumulated deficit was $91.0 million. Its net loss for the nine months ended September 30, 2005, the fiscal year ended December 31, 2004, the fiscal nine months ended December 31, 2003, and the fiscal year ended March 31, 2003 was $13.4 million, $22.7 million, $15.0 million, and $15.5 million, respectively. Its net loss from inception through September 30, 2005 was $104.4 million. Its initial drug candidates are in the early stages of clinical testing and it must conduct significant additional clinical trials before it can seek the regulatory approvals necessary to begin commercial sales of its drugs. Cyclacel expects to incur continued losses for several years, as it continues its research and development of its initial drug candidates, seeks regulatory approvals and commercializes any approved drugs. If its initial drug candidates are unsuccessful in clinical trials or Cyclacel is unable to obtain regulatory approvals, or if its drugs are unsuccessful in the market, Cyclacel will not be profitable. If Cyclacel fails to become and remain profitable, or if Cyclacel is unable to fund its continuing losses, you could lose all or part of your investment.

Cyclacel will need to raise substantial additional capital to fund its operations and if Cyclacel fails to obtain additional funding, Cyclacel may be unable to complete the development and commercialization of its drug candidates or continue its research and development programs.

Cyclacel has funded all of its operations and capital expenditures with proceeds from private placements of its securities, interest on investments, government grants and research and development tax credits. In order to conduct the lengthy and expensive research, preclinical testing and clinical trials necessary to complete the development and marketing of its drug candidates, Cyclacel will require substantial additional funds. For example, for the fiscal year ended December 31, 2004, its cash outflow to fund operations was approximately $19.6 million. To meet these financing requirements, Cyclacel may raise funds through public or private equity offerings, debt financings or strategic alliances. Raising additional funds by issuing equity or convertible debt securities may cause its shareholders to experience substantial dilution in their ownership interests and new investors may have rights superior to the rights of Cyclacel’s other stockholders. Raising additional funds through debt financing, if available, may involve covenants that restrict its business activities and options. To the extent that Cyclacel raises additional funds through collaborations and licensing arrangements, Cyclacel may have to relinquish valuable rights to its drug discovery and other technologies, research programs or drug candidates, or grant licenses on terms that may not be favorable to it. Additional funding may not be available to it on favorable terms, or at all. If Cyclacel is unable to obtain additional funds, Cyclacel may be forced to delay or terminate its clinical trials and the development and marketing of its drug candidates.

Clinical trials are expensive, time consuming and subject to delay.

Clinical trials are expensive and complex, can take many years and have uncertain outcomes. Cyclacel estimates that clinical trials of its most advanced drug candidates will continue for several years, but may take significantly longer to complete. Failure can occur at any stage of the testing and Cyclacel may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of its current or future drug candidates, including but not limited to:

•	delays in securing clinical investigators or trial sites for its clinical trials;

•	delays in obtaining institutional review board, or IRB, and other regulatory approvals to commence a clinical trial;

•	slower than anticipated patient recruitment and enrollment;

•	negative or inconclusive results from clinical trials;

•	unforeseen safety issues;

•	uncertain dosing issues; and

•	inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols.

If Cyclacel suffers any significant delays, setbacks or negative results in, or termination of, its clinical trials, it may be unable to continue development of its drug candidates or generate revenue and its development costs could increase significantly.

If Cyclacel’s understanding of the role played by CDKs or Aurora Kinases in regulating the cell cycle is incorrect, this may hinder pursuit of Cyclacel’s clinical and regulatory strategy.

Cyclacel has programs to develop small molecule inhibitors of Cyclin Dependent Kinases (CDK) and Aurora Kinases. Its lead drug candidate, seliciclib, is a CDK inhibitor, and CYC116 is an Aurora Kinase inhibitor, based on its understanding of CDK and Aurora Kinase inhibitors. Although a number of pharmaceutical and biotechnology companies are attempting to develop CDK or Aurora inhibitor drugs for the treatment of cancer, no CDK or Aurora inhibitor has yet reached the market. Cyclacel’s seliciclib program relies on its understanding of the interaction of CDKs with other cellular mechanisms that regulate key stages of cell growth. If its understanding of the role played by CDKs or Aurora inhibitors in regulating the cell cycle is incorrect, its lead drug and CYC116 may fail to produce therapeutically relevant results, hindering its ability to pursue its clinical and regulatory strategy.

If Cyclacel fails to enter into and maintain successful strategic alliances for its drug candidates, Cyclacel may have to reduce or delay its drug candidate development or increase its expenditures.

An important element of Cyclacel’s strategy for developing, manufacturing and commercializing its drug candidates is entering into strategic alliances with pharmaceutical companies or other industry participants to advance its programs and enable it to maintain its financial and operational capacity. Cyclacel faces significant competition in seeking appropriate alliances. Cyclacel may not be able to negotiate alliances on acceptable terms, if at all. In addition, these alliances may be unsuccessful. If Cyclacel fails to create and maintain suitable alliances, Cyclacel may have to limit the size or scope of, or delay, one or more of its drug development or research programs. If Cyclacel elects to fund drug development or research programs on its own, Cyclacel will have to increase its expenditures and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms.

Cyclacel is making extensive use of biomarkers, which are not yet scientifically validated, and its reliance on biomarker data may thus lead it to direct its resources inefficiently.

Cyclacel is making extensive use of biomarkers in an effort to facilitate its drug development and to optimize its clinical trials. Biomarkers are proteins or other substances whose presence in the blood can serve as an indicator of specific cell processes. Cyclacel believes that these biological markers serve a useful purpose in helping it to evaluate whether its drug candidates are having their intended effects through their assumed mechanisms, and thus enable it to identify more promising drug candidates at an early stage and to direct its resources efficiently. Cyclacel also believes that biomarkers may eventually allow it to improve patient selection in connection with clinical trials and monitor patient compliance with trial protocols.

For most purposes, however, biomarkers have not yet been scientifically validated. If its understanding and use of biomarkers is inaccurate or flawed, or if its reliance on them is otherwise misplaced, then Cyclacel will not only fail to realize any benefits from using biomarkers, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate drug candidates. Moreover, although the FDA has issued for comment a draft guidance document on the potential use of biomarker data in clinical development, such data are not currently accepted by the FDA or other regulatory agencies in the United States, the European Union or elsewhere in applications for regulatory approval of drug candidates and there is no guarantee that such data will ever be accepted by the relevant authorities in this connection. Its biomarker data should not be interpreted as evidence of efficacy.

To the extent Cyclacel elects to fund the development of a drug candidate or the commercialization of a drug at its expense, Cyclacel will need substantial additional funding.

Cyclacel plans to market drugs on its own, with or without a partner, that can be effectively commercialized and sold in concentrated markets that do not require a large sales force to be competitive. To achieve this goal, Cyclacel will need to establish its own specialized sales force, marketing organization and supporting distribution capabilities. The development and commercialization of its drug candidates is very expensive. To the extent Cyclacel elects to fund the full development of a drug candidate or the commercialization of a drug at its expense, Cyclacel will need to raise substantial additional funding to:

•	fund research and development and clinical trials connected with its research;

•	seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	commercialize and secure coverage, payment and reimbursement of its drug candidates, if any such candidates receive regulatory approval; and

•	hire additional management and scientific personnel.

Cyclacel’s future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of its clinical trials and other research and development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs associated with establishing sales and marketing capabilities;

•	the costs of acquiring or investing in businesses, products and technologies;

•	the effect of competing technological and market developments; and

•	the payment, other terms and timing of any strategic alliance, licensing or other arrangements that Cyclacel may establish.

If Cyclacel is not able to secure additional funding when needed, Cyclacel may have to delay, reduce the scope of or eliminate one or more of its clinical trials or research and development programs or future commercialization efforts.

Due to its reliance on contract research organizations or other third parties to conduct clinical trials, Cyclacel is unable to directly control the timing, conduct and expense of its clinical trials.

Cyclacel does not have the ability to independently conduct clinical trials required to obtain regulatory approvals for its drug candidates. Cyclacel must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct its clinical trials. In addition, Cyclacel relies on third parties to assist with its preclinical development of drug candidates. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to its clinical protocols or regulatory requirements or for other reasons, its preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and Cyclacel may not be able to obtain regulatory approval for or successfully commercialize its drug candidates.

To the extent Cyclacel is able to enter into collaborative arrangements or strategic alliances, Cyclacel will be exposed to risks related to those collaborations and alliances.

Although Cyclacel is not currently party to any collaboration arrangement or strategic alliance that is material to its business, in the future Cyclacel expects to be dependent upon collaborative arrangements or strategic alliances to complete the development and commercialization of some of its drug candidates particularly after the Phase II stage of clinical testing. These arrangements may place the development of its drug candidates outside its control, may require it to relinquish important rights or may otherwise be on terms unfavorable to it.

Cyclacel may be unable to locate and enter into favorable agreements with third parties, which could delay or impair its ability to develop and commercialize its drug candidates and could increase its costs of development and commercialization. Dependence on collaborative arrangements or strategic alliances will subject it to a number of risks, including the risk that:

•	Cyclacel may not be able to control the amount and timing of resources that its collaborators may devote to the drug candidates;

•	its collaborators may experience financial difficulties;

•	Cyclacel may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing drug candidate developed either independently or in collaboration with others, including its competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing its drug candidates.

Cyclacel has no manufacturing capacity and will rely on third party manufacturers for the late stage development and commercialization of any drugs Cyclacel may develop.

Cyclacel does not currently operate manufacturing facilities for clinical or commercial production of its drug candidates under development. Cyclacel currently lacks the resources or the capacity to manufacture any of its products on a clinical or commercial scale. Cyclacel anticipates future reliance on a limited number of third party manufacturers until Cyclacel is able to expand its operations to include manufacturing capacities. Any performance failure on the part of future manufacturers could delay late stage clinical development or regulatory approval of its drug candidates or commercialization of its drugs, producing additional losses and depriving it of potential product revenues.

If the FDA or other regulatory agencies approve any of its drug candidates for commercial sale, or if Cyclacel significantly expands its clinical trials, Cyclacel will need to manufacture them in larger quantities. To date, its drug candidates have been manufactured in small quantities for preclinical testing and clinical trials and Cyclacel may not be able to successfully increase the manufacturing capacity, whether in collaboration with third party manufacturers or on its own, for any of its drug candidates in a timely or economic manner, or at all. For example, the manufacture of its drug candidate sapacitabine and CYC116 require several steps and it is not yet known if scale up to commercial production is feasible. Significant scale-up of manufacturing may require additional validation studies, which the FDA and other regulatory bodies must review and approve. If Cyclacel is unable to successfully increase the manufacturing capacity for a drug candidate whether for late stage clinical trials or for commercial sale, the drug development, regulatory approval or commercial launch of any related drugs may be delayed or there may be a shortage in supply. Even if any third party manufacturer makes improvements in the manufacturing process for its drug candidates, Cyclacel may not own, or may have to share, the intellectual property rights to such innovation.

Cyclacel currently has no marketing or sales staff. If Cyclacel is unable to conclude strategic alliances with marketing partners or if Cyclacel is unable to develop its own sales and marketing capabilities, Cyclacel may not be successful in commercializing any drugs Cyclacel may develop.

Cyclacel’s strategy is to develop compounds through the Phase II stage of clinical testing and market or co-promote certain of its drugs on its own. Cyclacel has no sales, marketing or distribution capabilities. Cyclacel will depend primarily on strategic alliances with third parties, which have established distribution systems and sales forces, to commercialize its drugs. To the extent that Cyclacel is unsuccessful in commercializing any drugs itself or through a strategic alliance, product revenues will suffer, Cyclacel will incur significant additional losses and its share price will be negatively affected.

If Cyclacel evolves from a company primarily involved in discovery and development to one also involved in the commercialization of drugs, Cyclacel may encounter difficulties in managing its growth and expanding its operations successfully.

If Cyclacel advances its drug candidates through clinical trials, Cyclacel will need to expand its development and regulatory capabilities and develop manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for it. If its operations expand, Cyclacel expects that Cyclacel will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Its ability to manage its operations and any growth will require it to make appropriate changes and upgrades (as necessary) to its operational, financial and management controls, reporting systems and procedures where Cyclacel may operate. Any inability to manage growth could delay the execution of its business plan or disrupt its operations.

The failure to attract and retain skilled personnel could impair Cyclacel’s drug development and commercialization efforts.

Cyclacel is highly dependent on its senior management and key scientific and technical personnel. The loss of the services of any member of its senior management, scientific or technical staff may significantly delay or prevent the achievement of drug development and other business objectives and could have a material adverse effect on its business, operating results and financial condition. Cyclacel also relies on consultants and advisors to assist it in formulating its research and development strategy. All of its consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to it.

Cyclacel intends to expand and develop new drug candidates. Cyclacel will need to hire additional employees in order to continue its clinical trials and market its drug candidates. This strategy will require it to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay its product development efforts, which would adversely affect the development of its drug candidates and commercialization of its potential drugs and growth of its business.

Cyclacel’s drug candidates are subject to extensive regulation, which can be costly and time-consuming, and Cyclacel may not obtain approvals for the commercialization of any of its drug candidates.

The clinical development, manufacturing, selling and marketing of its drug candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the European Union and elsewhere. These regulations also vary in important, meaningful ways from country to country. Cyclacel is not permitted to market a potential drug in the United States until Cyclacel receives approval of a New Drug Application, or NDA, from the FDA. Cyclacel has not received an NDA approval from the FDA for any of its drug candidates.

Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, an NDA may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In addition, failure to comply with FDA and other applicable foreign and U.S. regulatory requirements may subject it to administrative or judicially imposed sanctions. These include warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve either pending NDAs, or supplements to approved NDAs.

Despite the substantial time and expense invested in preparation and submission of an NDA or equivalents in other jurisdictions, regulatory approval is never guaranteed. The FDA and other regulatory authorities in the

United States, the European Union and elsewhere exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required for FDA or other regulatory approval will vary depending on the drug candidate, the disease or condition for which the drug candidate is intended to be used and the regulations and guidance documents applicable to any particular drug candidate. The FDA or other regulators can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to:

•	those discussed in the risk factor which immediately follows;

•	the fact that FDA or other regulatory officials may not approve its or its third party manufacturer’s processes or facilities; or

•	the fact that new regulations may be enacted by the FDA or other regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a drug candidate.

Adverse events have been observed in Cyclacel’s clinical trials and may force it to stop development of its product candidates or prevent regulatory approval of its product candidates.

Adverse or inconclusive results from Cyclacel’s clinical trials may substantially delay, or halt entirely, any further development of its drug candidates. Many companies have failed to demonstrate the safety or effectiveness of drug candidates in later stage clinical trials notwithstanding favorable results in early stage clinical trials. Previously unforeseen and unacceptable side effects could interrupt, delay or halt clinical trials of its drug candidates and could result in the FDA or other regulatory authorities denying approval of its drug candidates. Cyclacel will need to demonstrate safety and efficacy for specific indications of use, and monitor safety and compliance with clinical trial protocols throughout the development process. To date, long-term safety and efficacy has not yet been demonstrated in clinical trials for any of its drug candidates. Toxicity and “severe adverse effects” as defined in trial protocols have been noted in preclinical and clinical trials involving certain of its drug candidates. For example, elevation of liver enzymes and decrease in potassium levels have been observed in some patients receiving its lead drug candidate, seliciclib. In addition, Cyclacel may pursue clinical trials for seliciclib in more than one indication. There is a risk that severe toxicity observed in a trial for one indication could result in the delay or suspension of all trials involving the same drug candidate. Cyclacel is currently conducting Phase IIa clinical trials to test the safety and efficacy of seliciclib, in the treatment of non small cell lung cancer and hematological cancers. Independent investigators are conducting a Phase I clinical trial to test the safety of seliciclib in nasopharyngeal cancer and Phase I clinical trials to test the safety of sapacitabine in patients with advanced cancers. Cyclacel expects to report final results of these trials in 2006. Cyclacel believes but cannot be certain that the independent investigators will publish their results in the near future. If these trials or any future trials are unsuccessful, its business and reputation could be harmed and its share price could be negatively affected.

Even if Cyclacel believes the data collected from clinical trials of its drug candidates are promising with respect to safety and efficacy, such data may not be deemed sufficient by regulatory authorities to warrant product approval. Clinical data can be interpreted in different ways. Regulatory officials could interpret such data in different ways than Cyclacel does which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities or Cyclacel may suspend or terminate clinical trials at any time. Any failure or significant delay in completing clinical trials for its drug candidates, or in receiving regulatory approval for the commercialization of its drug candidates, may severely harm its business and reputation.

Following regulatory approval of any drug candidate, Cyclacel would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit its ability to commercialize its potential drugs.

If one of its drug candidates is approved by the FDA or by another regulatory authority, Cyclacel would be held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of its drug candidates. Cyclacel cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If Cyclacel is not able to maintain regulatory compliance, it might not be permitted to market its drugs and its business could suffer.

Cyclacel’s applications for regulatory approval could be delayed or denied due to problems with studies conducted before Cyclacel in-licensed some of its product candidates.

Cyclacel currently licenses some of the compounds and drug candidates used in its research programs from third parties. These include sapacitabine, licensed from Sankyo Co., Ltd and CYC381 and related intellectual property, licensed from Lorus Therapeutics, Inc. Its present research involving these compounds relies upon previous research conducted by third parties over which Cyclacel had no control and before Cyclacel in-licensed the drug candidates. In order to receive regulatory approval of a drug candidate, Cyclacel must present all relevant data and information obtained during its research and development, including research conducted prior to its licensure of the drug candidate. Although Cyclacel is not currently aware of any such problems, any problems that emerge with preclinical research and testing conducted prior to its in-licensing may affect future results or its ability to document prior research and to conduct clinical trials, which could delay, limit or prevent regulatory approval for its drug candidates.

Cyclacel faces intense competition and its competitors may develop drugs that are less expensive, safer, or more effective than its drug candidates.

Cyclacel is engaged in a rapidly changing and highly competitive field. Cyclacel is seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed. Cyclacel competes with companies that are developing small molecule drugs, as well as companies that have developed drugs or are developing alternative drug candidates for cancer or other serious disorders where there is abnormal cell proliferation. Cyclacel believes that other companies are currently developing drugs targeting cancer that may compete with its drug candidates, including Astex, AstraZeneca, Eisai, Kyowa Hakko, Onconova, Pfizer, Schering AG, and Sunesis. Although Aventis, a predecessor of Sanofi-Aventis, had previously announced that it has ceased Phase II development of alvocidib or flavopiridol, a CDK inhibitor, Cyclacel believes that the National Cancer Institute’s Cancer Therapy Evaluation Program is continuing to enroll patients in a Phase II trial and that Sanofi-Aventis has reinitiated development of alvocidib in Phase III clinical trials in patients with chronic leukemia. Several pharmaceutical and biotechnology companies have nucleoside analogs on the market or in clinical trials for oncology indications, including Chiron, Eli Lilly and GlaxoSmithKline. A number of companies are pursuing discovery and research activities in each of the other areas that are the subject of its research and drug development programs. Cyclacel believes that AstraZeneca, Merck, jointly with Vertex, Millenium and Nerviano Medical Sciences have commenced Phase I clinical trials of Aurora Kinase inhibitors in patients with advanced cancers. Several companies have reported selection of Aurora Kinase inhibitor candidates for development, including Astex, Rigel and Sunesis, and may have started or are expected to start clinical trials within the next twelve months. Cyclacel believes that Chiron, Eli Lilly, GlaxoSmithKline, Novartis and Novo Nordisk have reported selection of GSK-3 inhibitor candidates for development in type 2 diabetes, Alzheimer’s and stroke indications and Boehringer Ingelheim and Onconova of Plk inhibitors candidates for oncology indications.

Cyclacel’s competitors, either alone or together with collaborators, may have substantially greater financial resources and research and development staff. Its competitors may also have more experience:

•	developing drug candidates;

•	conducting preclinical and clinical trials;

•	obtaining regulatory approvals; and

•	commercializing drug candidates.

Cyclacel’s competitors may succeed in obtaining patent protection and regulatory approval and may market drugs before Cyclacel does. If its competitors market drugs that are less expensive, safer, more effective or more convenient to administer than its potential drugs, or that reach the market sooner than its potential drugs, Cyclacel may not achieve commercial success. Scientific, clinical or technical developments by its competitors may render its drug candidates obsolete or noncompetitive. Cyclacel anticipates that Cyclacel will face increased competition in the future as new companies enter the markets and as scientific developments progress. If its drug candidates obtain regulatory approvals, but do not compete effectively in the marketplace, its business will suffer.

The commercial success of its drug candidates depends upon their market acceptance among physicians, patients, healthcare providers and payors and the medical community.

If Cyclacel’s drug candidates are approved by the FDA or by another regulatory authority, the resulting drugs, if any, may not gain market acceptance among physicians, healthcare providers and payors, patients and the medical community. The degree of market acceptance of any of its approved drugs will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive drugs;

•	its ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third party payors;

•	prevalence and severity of adverse side effects; and

•	other potential advantages over alternative treatment methods.

If Cyclacel’s drugs fail to achieve market acceptance, it may not be able to generate significant revenue and its business would suffer.

There is uncertainty related to coverage, reimbursement and payment by healthcare providers and payors for newly approved drugs. The inability or failure to obtain coverage could affect its ability to market its future drugs and decrease its ability to generate revenue.

The availability and levels of coverage and reimbursement of newly approved drugs by healthcare providers and payors is subject to significant uncertainty. The commercial success of its drug candidates in both the U.S. and international markets is substantially dependent on whether third party coverage and reimbursement is available. The U.S. Centers for Medicare and Medicaid Services, health maintenance organizations and other third party payors in the United States, the European Union and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for its potential drugs. Cyclacel’s drug candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow its drug candidates to be marketed on a competitive basis.

In some countries, pricing of prescription drugs is subject to government control. In such countries, pricing negotiations with governmental authorities can take three to 12 months or longer following application to the competent authorities. To obtain reimbursement or pricing approval in such countries may require conducting an additional clinical trial comparing the cost-effectiveness of the drug to other alternatives. In the United States, the

Medicare Part D drug benefit to be implemented in 2006 will limit drug coverage through formularies and other cost and utilization management programs, while Medicare Part B limits drug payments to a certain percentage of average price or through restrictive payment policies of “least costly alternatives” and “inherent reasonableness.” Cyclacel’s business could be materially harmed if coverage, reimbursement or pricing is unavailable or set at unsatisfactory levels.

Cyclacel may be exposed to product liability claims that may damage its reputation and may not be able to obtain adequate insurance.

Because Cyclacel conducts clinical trials in humans, Cyclacel faces the risk that the use of its drug candidates will result in adverse effects. Cyclacel believes that Cyclacel has obtained reasonably adequate product liability insurance coverage for its trials. Cyclacel cannot predict, however, the possible harm or side effects that may result from its clinical trials. Such claims may damage its reputation and Cyclacel may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, its insurance coverage.

Once Cyclacel has commercially available drugs based on its drug candidates, Cyclacel will be exposed to the risk of product liability claims. This risk exists even with respect to those drugs that are approved for commercial sale by the FDA or other regulatory authorities in the United States, the European Union or elsewhere and manufactured in facilities licensed and regulated by the FDA or other such regulatory authorities. Cyclacel intends to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable cost. There is also a risk that third parties that Cyclacel has agreed to indemnify could incur liability. Even if Cyclacel were ultimately successful in product liability litigation, the litigation would consume substantial amounts of its financial and managerial resources and may create adverse publicity, all of which would impair its ability to generate sales of the litigated product as well as its other potential drugs.

Cyclacel may be subject to damages resulting from claims that its employees or Cyclacel has wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Cyclacel’s employees were previously employed at universities or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although no claims against it are currently pending, Cyclacel may be subject to claims that these employees or Cyclacel has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Cyclacel fails in defending such claims, in addition to paying monetary damages, Cyclacel may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent its ability to commercialize certain potential drugs, which could severely harm its business. Even if Cyclacel is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Defending against claims relating to improper handling, storage or disposal of hazardous chemical, radioactive or biological materials could be time consuming and expensive.

Cyclacel’s research and development involves the controlled use of hazardous materials, including chemicals, radioactive and biological materials such as chemical solvents, phosphorus and bacteria. Its operations produce hazardous waste products. Cyclacel cannot eliminate the risk of accidental contamination or discharge and any resultant injury from those materials. Various laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Cyclacel may be sued for any injury or contamination that results from its use or the use by third parties of these materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair its research, development and production efforts.

If Cyclacel fails to enforce adequately or defend its intellectual property rights its business may be harmed.

Cyclacel’s commercial success depends in large part on obtaining and maintaining patent and trade secret protection for its drug candidates, the methods used to manufacture those drug candidates and the methods for treating patients using those drug candidates. Cyclacel will only be able to protect its drug candidates and its technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

Cyclacel’s ability to obtain patents is uncertain because legal means afford only limited protections and may not adequately protect its rights or permit it to gain or keep any competitive advantage. Some legal principles remain unresolved and the breadth or interpretation of claims allowed in patents in the United States, the European Union or elsewhere can still be difficult to ascertain or predict. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the European Union or elsewhere may diminish the value of its intellectual property or narrow the scope of its patent protection.

Even if patents are issued regarding Cyclacel’s drug candidates or methods of using them, those patents can be challenged by its competitors who may argue such patents are invalid and/or unenforceable. Patents also will not protect its drug candidates if competitors devise ways of making or using these product candidates without legally infringing its patents. The U.S. Federal Food, Drug and Cosmetic, or FD&C, Act and FDA regulations and policies and equivalents in other jurisdictions provide incentives to manufacturers to challenge patent validity or create modified, noninfringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.

Proprietary trade secrets and unpatented know-how are also very important to Cyclacel’s business. Cyclacel relies on trade secrets to protect its technology, especially where Cyclacel does not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Cyclacel’s employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose its confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, Cyclacel’s competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect Cyclacel’s competitive business position.

If Cyclacel infringes intellectual property rights of third parties, it may increase its costs or be prevented from being able to commercialize its drug candidates.

There is a risk that Cyclacel is infringing or will infringe the proprietary rights of third parties because patents and pending applications belonging to third parties exist in the United States, the European Union and elsewhere in the world in the areas its research explores. Others might have been the first to make the inventions covered by each of Cyclacel’s or its licensors’ pending patent applications and issued patents and might have been the first to file patent applications for these inventions. In addition, because the patent application process can take several years to complete, there may be currently pending applications, unknown to Cyclacel, which may later result in issued patents that cover the production, manufacture, commercialization or use of Cyclacel’s drug candidates. In addition, the production, manufacture, commercialization or use of its product candidates may infringe existing patents of which Cyclacel is not aware.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Defending against third party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from its business, which could lead to delays in its development or commercialization efforts. If third parties are successful in their claims, Cyclacel might have to pay substantial damages or take other actions that are adverse to its business. As a result of intellectual property infringement claims, or to avoid potential claims, Cyclacel might:

•	be prohibited from selling or licensing any product that Cyclacel may develop unless the patent holder licenses the patent to it, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to its patents to another patent holder; or

•	be required to redesign the formulation of a drug candidate so it does not infringe, which may not be possible or could require substantial funds and time.

The development programs for its two lead drug candidates are based in part on intellectual property rights Cyclacel licenses from others, and any termination of those licenses could seriously harm its business.

Cyclacel has in-licensed certain patent rights in connection with the development programs for each of its two lead drug candidates. With respect to seliciclib, Cyclacel holds a license from Centre National de Recherche Scientifique, or CNRS, and Institut Curie. With respect to sapacitabine, Cyclacel holds a license from Sankyo Co., Ltd. of Japan. Both of these license agreements impose payment and other material obligations on Cyclacel. Under the CNRS/Institut Curie license, Cyclacel is obligated to pay license fees, milestone payments and royalties. Cyclacel is also obligated to use reasonable efforts to develop and commercialize products based on the licensed patents. Under the Sankyo license Cyclacel is obligated to pay license fees, milestone payments and royalties. Cyclacel is also obligated to use commercially reasonable efforts to commercialize products based on the licensed rights and to use reasonable efforts to obtain regulatory approval to sell the products in at least one country by September 2011. Although Cyclacel is currently in compliance with all of its material obligations under these licenses, if Cyclacel were to breach any such obligations its counterparties would be permitted to terminate the licenses. This would restrict or delay or eliminate its ability to develop and commercialize these drug candidates, which could seriously harm its business.

Intellectual property rights of third parties could adversely affect Cyclacel’s ability to commercialize its drug candidates.

If patents issued to third parties contain valid claims that cover Cyclacel’s compounds or their manufacture or use, Cyclacel may be required to obtain licenses to these patents or to develop or obtain alternative technology. Cyclacel is aware of several published patent applications, and understands that others may exist, that could support claims that, if granted, could cover various aspects of its developmental programs, including in some cases its lead drug candidate, seliciclib, particular uses of that compound, sapacitabine or other therapeutic candidates, or gene sequences and techniques that Cyclacel uses in the course of its research and development. Based on its review of the published applications, Cyclacel believes that it is unlikely that a valid claim would be issued that covered seliciclib. In addition, Cyclacel understands that other applications exist relating to potential uses of seliciclib and sapacitabine that are not part of its current clinical programs for these compounds. Although Cyclacel intends to continue to monitor these applications, Cyclacel cannot predict what claims will ultimately be allowed and if allowed what their scope would be. If a patent is issued that covers its compounds or their manufacture or use then Cyclacel may not be in a position to commercialize the related drug candidate unless Cyclacel successfully pursues litigation to have that patent invalidated or enters into a licensing arrangement with the patent holder. Any such litigation would be time consuming and costly, and its outcome would not be guaranteed, and Cyclacel cannot be certain that it would be able to enter into a licensing arrangement with the patent holder on commercially reasonable terms. In either case, its business prospects could be materially adversely affected.

FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT

This document and the documents incorporated by reference into this document contain “forward-looking statements” within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to Xcyte’s and Cyclacel’s financial condition, the amount of cash and cash equivalents that Xcyte anticipates it will hold on the closing date of the Stock Purchase, the amount of shares Xcyte expects to issue in the Stock Purchase, results of operations and businesses, products under development and the expected impact of the proposed Stock Purchase on Xcyte’s financial performance. Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Many of the important factors that will determine these results and values are beyond Xcyte’s and Cyclacel’s ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Xcyte and Cyclacel do not assume any obligation to update any forward-looking statements. In evaluating the Stock Purchase, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 21 of this document.

THE STOCK PURCHASE

Described in this section and the section entitled “The Stock Purchase Agreement” beginning on page 61 are the material aspects of the Stock Purchase, including the Stock Purchase Agreement. While Xcyte believes that this description covers the material terms of the Stock Purchase and the Stock Purchase Agreement, it may not contain all of the information that is important to you. You should read carefully this entire document and the other documents to which we refer for a more complete understanding of the Stock Purchase and the Stock Purchase Agreement.

Background of the Stock Purchase

From its inception in 1996 until 2005, Xcyte devoted substantially all of its efforts to the research and development of therapeutic products designed to enhance the body’s natural immune responses to treat infectious diseases and other medical conditions associated with weakened immune systems.

On February 2, 2005, Xcyte announced that it had withdrawn its submission to the FDA of the clinical protocol for a planned Phase II/III clinical trial of Xcellerated T Cells in chronic lymphocytic leukemia. The FDA requested the withdrawal to allow additional discussion of the design of the trial.

On March 23, 2005, Xcyte announced that it had completed a review of its clinical development program. As a result of this review, Xcyte decided to focus its resources and activities in two clinical areas: a Phase II/III trial in chronic lymphocytic leukemia and a Phase I/II trial in patients with HIV. At such time, Xcyte also announced a workforce reduction by approximately 24% to approximately 81 employees.

On May 16, 2005, Xcyte announced its decision to discontinue the planned Phase II/III clinical trial in chronic lymphocytic leukemia and to focus its research and development efforts exclusively on HIV. At such time, Xcyte announced a further reduction in its workforce to approximately 71 employees.

At meetings of Xcyte’s board of directors on June 17 and 24, 2005, the board discussed Xcyte’s potential strategic alternatives. At the June 24th meeting, it was agreed that Dr. Christopher Henney and Mr. Robert Nelsen, each members of the Xcyte board, and Dr. Kirkman, who at such time served as Xcyte’s Vice President and Chief Business Officer and is currently Xcyte’s Acting President and Chief Executive Officer, would review in greater depth the potential strategic alternatives available to Xcyte and promptly report back to the board.

At a meeting of Xcyte’s board of directors on July 1, 2005, Dr. Henney advised the board of discussions between Xcyte and potential financial advisors that could assist Xcyte in its review of its strategic alternatives. Following discussion, the board of directors authorized Xcyte to retain SG Cowen & Co., LLC as Xcyte’s financial advisor. Also at such meeting, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Xcyte, reviewed for the board of directors its fiduciary duties to the stockholders of Xcyte in connection with certain potential strategic alternatives.

On July 5, 2005, Xcyte announced that it planned to identify and evaluate its strategic alternatives to maximize stockholder value, including possible merger, acquisition, asset sale or purchase transactions and in-licensing and out-licensing opportunities.

On July 8, 2005, in connection with its evaluation of its strategic alternatives, Xcyte’s board of directors approved a further workforce reduction plan that resulted in the reduction of Xcyte’s workforce to approximately 34 employees.

On July 13, 2005, Xcyte entered into an engagement letter with SG Cowen & Co., LLC whereby SG Cowen & Co., LLC agreed to act as Xcyte’s financial advisor in connection with Xcyte’s review of its strategic alternatives.

From July through October 2005, with the assistance of SG Cowen & Co., LLC Xcyte reviewed approximately 60 potential partners and held preliminary discussions with approximately 39 of these potential partners. Xcyte entered into mutual non-disclosure agreements with 16 companies and conducted face-to-face meetings with 11 companies.

On August 1, 2005, Dr. Kirkman met with senior members of Invitrogen Corporation’s management in Carlsbad, California to discuss the potential acquisition by Invitrogen of Xcyte’s T Cell expansion technology known as the Xcellerate Process. Representatives of each company continued to discuss the terms of the potential acquisition during August 2005.

At a meeting of Xcyte’s board of directors on August 5, 2005, Dr. Kirkman and representatives of SG Cowen & Co., LLC reviewed the status of specific contacts with third parties regarding potential transactions and business combinations. After discussion, the board authorized Dr. Kirkman to continue discussions with third parties regarding potential transactions and business combinations.

By the end of August 2005, Xcyte had received indications of interest regarding potential business combinations from three potential strategic partners and an indication of interest from Invitrogen regarding the purchase of Xcyte’s T cell expansion technology.

At a meeting of Xcyte’s board of directors on September 1, 2005, Dr. Kirkman reviewed with the board the indications of interest that Xcyte had received from three potential strategic partners. Dr. Kirkman’s review of these indications of interest included a discussion of the business conducted by each potential strategic partner and the terms of the proposed business combination received by each such potential partner. Dr. Kirkman advised the board that none of these potential partners had expressed an interest in acquiring Xcyte’s T cell expansion technology. Dr. Kirkman also reviewed with the board certain proposed terms of the potential asset sale to Invitrogen, and his review included the potential cash consideration and certain potential revenue sharing arrangements between Xcyte and Invitrogen. Following discussion, the board authorized Xcyte’s management to enter into further discussions with one of the potential strategic partners, a biopharmaceutical company, and to continue discussions with other third parties regarding potential business combinations. The board also authorized management to begin drafting documents for a potential asset sale transaction with Invitrogen.

During the month of September 2005, with the assistance of SG Cowen & Co., LLC Xcyte continued discussions with the biopharmaceutical company and with other potential strategic partners.

On September 13 through 15, 2005, Dr. Kirkman visited the biopharmaceutical company’s headquarters to conduct financial, technical and clinical due diligence.

On September 20 and 21, 2005, Dr. Christopher Henney and Dr. Kirkman met with the chairman of the board of directors and chief executive officer of the biopharmaceutical company to negotiate the terms of the proposed business combination.

From September 20 through September 22, 2005, representatives from Invitrogen visited Xcyte in Seattle, Washington to conduct technical and regulatory due diligence in preparation for the potential acquisition.

On September 22, 2005, representatives of Xcyte delivered initial drafts of the Asset Purchase Agreement in connection with the potential transaction with Invitrogen to representatives of Invitrogen.

On September 26 and 27, 2005, representatives of Xcyte and Invitrogen Corporation met in Seattle, Washington to negotiate the terms of the Asset Purchase Agreement and the ancillary agreements.

On September 24, 2005, Xcyte’s board of directors held a meeting to discuss the status of the potential transaction with the biopharmaceutical company. At the meeting, Dr. Kirkman reviewed the status of the negotiations with the biopharmaceutical company. In addition, representatives of SG Cowen & Co., LLC confirmed that as of the date of the meeting they had not received any additional indications of interest from third parties regarding a potential business combination with Xcyte. Following discussion, the board authorized management to begin the process of preparing transaction documents and engaging in a full due diligence review in preparation for a possible transaction with the biopharmaceutical company.

In early October 2005, a representative of SG Cowen & Co., LLC informed Xcyte that Cyclacel Group plc was interested in discussing a potential business combination with Xcyte.

On October 10, 2005, Dr. Kirkman and Spiro Rombotis, Chief Executive Officer of Cyclacel Group plc, had a telephonic conversation to discuss preliminary issues regarding the possibility of a business combination between the companies.

On October 11, 2005, Xcyte and Cyclacel Group plc entered into a mutual non-disclosure agreement that governed the exchange of confidential information between the companies for purposes of exploring a possible strategic transaction.

On October 12, 2005, Dr. Kirkman and Paul McBarron, Cyclacel Group plc’s Chief Financial Officer, had a telephonic conversation to further explore the prospects of a potential business combination between the two companies. Dr. Kirkman and Mr. McBarron discussed the financial condition, operations, research and development and strategies of the companies. Dr. Kirkman and Mr. McBarron also discussed the principal terms of a potential business combination transaction between Xcyte and Cyclacel Group plc.

On October 19, 2005, Dr. Henney met in London, England with Mr. Rombotis and Sir John Banham, chairman of board of directors of Cyclacel Group plc, to discuss the prospects of a business combination between Xcyte and Cyclacel in greater detail. During this meeting, the participants discussed the merits, risks and the principal terms of a potential business combination between Xcyte and Cyclacel Group plc.

On October 20, 2005, Dr. Kirkman and Kathi Cordova, Xcyte’s Senior Vice President of Finance and Treasurer, met with Messrs. Rombotis and McBarron in Seattle, Washington. During such meeting the parties discussed general due diligence matters with respect to Xcyte and Cyclacel.

On October 24, 2005, Xcyte’s board of directors held a meeting. At such meeting, Drs. Henney and Kirkman reviewed the status of discussions with representatives of Cyclacel Group plc and gave the board an overview of the business and operations of Cyclacel. Drs. Henney and Kirkman also discussed the status of discussions with the biopharmaceutical company. The board authorized Drs. Henney and Kirkman to continue their negotiations with such entities and to continue to pursue all viable strategic alternatives.

On October 25, 2005, Dr. Kirkman traveled to Dundee, Scotland, the headquarters of Cyclacel Group plc, to meet with Mr. Rombotis, Mr. McBarron and the senior management of Cyclacel Group plc and Cyclacel. During the visit, Dr. Kirkman toured the facilities of Cyclacel and was given a presentation of the business, operations, research and development and clinical trials of Cyclacel.

At a meeting on October 31, 2005, Xcyte’s board of directors reviewed the status of Xcyte’s potential strategic alternatives. At the meeting, Dr. Henney reviewed the status of discussions with the biopharmaceutical company and the status of discussions regarding the possible business combination with Cyclacel. Dr. Kirkman reported to the board on his findings from his visit to Cyclacel’s headquarters. At such meeting, Dr. Kirkman also reported on the status of negotiations with Invitrogen. Following discussion, the board authorized management to continue discussions with potential strategic partners.

On November 5, 2005, counsel for the biopharmaceutical company delivered to Xcyte a draft merger agreement for the proposed business combination between Xcyte and the biopharmaceutical company. Between November 5, 2005 and December 1, 2005, representatives of the biopharmaceutical company and Xcyte participated in several discussions regarding various items in the merger agreement and each company engaged in substantial due diligence in connection with the proposed business combination, including financial, intellectual property, regulatory and legal due diligence.

On November 7 and 8, 2005, representatives of Invitrogen visited Xcyte in Seattle, Washington to continue technical and regulatory due diligence.

During November and the early part of December 2005, representatives from Xcyte and Invitrogen continued to negotiate the terms of the Asset Purchase Agreement and the ancillary documents.

On November 21, 2005, Xcyte distributed to Cyclacel Group plc a draft of a proposed transaction agreement that contemplated a strategic transaction between the two companies.

On November 28, 2005, representatives of Allen & Overy LLP, counsel to Cyclacel Group plc, delivered a term sheet outlining the terms of which Cyclacel Group plc believed that a transaction could be completed, including the structure of the proposed transaction, the consideration to be paid in the transaction and the other terms and conditions. Following discussions between representatives of Xcyte and Cyclacel Group plc, on November 30, 2005, representatives of Allen & Overy delivered comments to the draft agreement previously provided by Xcyte, which comments generally reflected the terms set forth in the term sheet.

At a meeting on December 1, 2005, Xcyte’s board of directors reviewed the status of Xcyte’s strategic alternatives. At this meeting, Dr. Henney provided an overview of the merger negotiations between Xcyte and the biopharmaceutical company and the principal issues in the proposed merger transaction. Drs. Henney and Kirkman delivered a presentation to Xcyte’s board that included information relating to the business of Cyclacel, the merits and risks of entering into a business combination with Cyclacel and the terms of the proposed Stock Purchase Agreement. Additionally, representatives of SG Cowen & Co., LLC provided an overview of the proposed Cyclacel transaction, including relative percentage ownership of stockholders of each company in the combined company and the treatment of the outstanding preferred stock and debt of each company. SG Cowen & Co., LLC also reviewed the relative benefits of the proposed structures of the proposed transactions between Xcyte and the biopharmaceutical company and between Xcyte and Cyclacel. Following discussion, the board authorized Xcyte’s management to continue negotiations regarding a potential business combination transaction with both the biopharmaceutical company and Cyclacel Group plc and to perform further business, financial and legal due diligence on each company.

From December 1, 2005 through December 13, 2005, representatives of each of Xcyte and Cyclacel Group plc as well as their respective financial, legal and accounting advisors, conducted comprehensive due diligence on the other party, including financial, intellectual property, regulatory and legal due diligence. During such time, the representatives of each company continued negotiation of the draft Stock Purchase Agreement and other related documents.

On December 9, 2005, at a meeting of Xcyte’s board of directors, the board discussed the status of the discussions with the biopharmaceutical company and with Cyclacel Group plc. At the meeting, Dr. Henney advised the board that Xcyte and the biopharmaceutical company had not been able to reach an agreement regarding certain terms in the proposed merger and as a result that the discussions with the biopharmaceutical company had been postponed. Dr. Kirkman and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, described the status of the due diligence review of Cyclacel, the principal terms of the proposed Stock Purchase Agreement and related documents with Cyclacel Group plc and responded to questions concerning those terms. Additionally, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, gave a presentation to the board regarding its fiduciary duties in connection with the proposed transactions. Dr. Kirkman also reviewed with the board the status of the proposed asset sale to Invitrogen, including the proposed purchase price and purchase price adjustments, the assets to be transferred in such transaction and the stockholder approval condition to such transaction. Following discussion, the board authorized Xcyte’s management to continue negotiations with Cyclacel Group plc and Invitrogen regarding potential strategic transactions with each such company.

On December 12, 2005, a meeting of Xcyte’s board of directors was held to discuss the status of the discussions with Cyclacel Group plc, the due diligence review of Cyclacel, the Stock Purchase Agreement between Xcyte and Cyclacel Group plc, the asset sale to Invitrogen and the related Asset Purchase Agreement between Xcyte and Invitrogen. At the meeting, Xcyte’s management and legal and financial advisors reviewed with the board the results of Xcyte’s due diligence review of Cyclacel. In addition, representatives of SG Cowen & Co., LLC presented to the board various financial analyses and preliminary views regarding the consideration to be paid by Xcyte in the transaction. Following discussion, the board authorized management of Xcyte to continue negotiations with Cyclacel Group plc and Invitrogen and to inform the board of the status of those negotiations.

On December 14, 2005, Xcyte’s board of directors held a meeting to consider the proposed transactions with Cyclacel Group plc and Invitrogen. At this meeting, Dr. Kirkman, together with representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and SG Cowen & Co., LLC reviewed the terms of the proposed Stock Purchase Agreement with Cyclacel Group plc and the related documents. In addition, representatives of SG Cowen & Co., LLC presented various financial analyses and its views as to the fairness from a financial point of view to the stockholders of Xcyte of the consideration to be paid by Xcyte in the transaction with Cyclacel Group plc, and the representatives of SG Cowen & Co., LLC informed Xcyte’s board that SG Cowen & Co., LLC would deliver a written opinion regarding the fairness of the transaction. At the meeting, Dr. Kirkman also reviewed the terms of the Asset Purchase Agreement with Invitrogen and the related documents. After discussion, the board determined that the Stock Purchase Agreement, the Stock Purchase, the Asset Purchase Agreement with Invitrogen and the ancillary documents to such agreements were fair to the stockholders of Xcyte, and the board approved the Stock Purchase Agreement, the Stock Purchase, the Asset Purchase Agreement with Invitrogen and the ancillary documents to such agreements and authorized Xcyte to enter into the Stock Purchase Agreement, the Asset Purchase Agreement, and such ancillary documents. Subsequently, SG Cowen & Co., LLC delivered to Xcyte’s board its written opinion, dated December 14, 2005, to the effect that, as of that date and based on and subject to the matters described in its opinion, the transaction with Cyclacel Group plc was fair, from a financial point of view, to the stockholders of Xcyte.

On December 14, 2005, the board of directors of Cyclacel Group plc held a special meeting to review the terms of the Stock Purchase Agreement and the related documents, as well as the proposed liquidation of Cyclacel Group plc. Cyclacel’s management described the course of negotiations between the parties and the current status of the proposed transaction. Allen & Overy LLP then summarized the terms of the Stock Purchase Agreement and the proposed liquidation. After discussion, the board of directors of Cyclacel Group plc unanimously approved the Stock Purchase Agreement and the liquidation and instructed management to work towards completing the transaction.

On December 14, 2005, Xcyte and Invitrogen executed the Asset Purchase Agreement and certain ancillary agreements. On December 15, 2005, Xcyte and Invitrogen issued a joint press release announcing the execution of the Asset Purchase Agreement.

On December 15, 2005, Xcyte and Cyclacel Group plc executed the Stock Purchase Agreement. On December 15, 2005, Xcyte and Cyclacel Group plc issued a joint press release announcing the execution of the Stock Purchase Agreement.

Xcyte’s Reasons for the Stock Purchase

Xcyte’s board of directors has determined that the terms of the Stock Purchase and the Stock Purchase Agreement are fair to, and in the best interests of, Xcyte and its stockholders. Xcyte’s board of directors consulted with senior management, as well as its legal counsel, independent auditors and financial advisors in reaching its decision to approve the Stock Purchase. Xcyte’s board of directors considered a number of factors in its deliberations, including the following:

•	the strategic benefits of the Stock Purchase;

•	historical information concerning Xcyte’s and Cyclacel’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including, without limitation, reports concerning results of operations during the most recent fiscal year and fiscal quarter for each corporation;

•	Xcyte’s management’s view of the financial condition, results of operations and businesses of Xcyte and Cyclacel before and after giving effect to the Stock Purchase;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Xcyte common stock;

•	the relationship between the market value of Xcyte common stock and the consideration to be received by Xcyte in the Stock Purchase and a comparison of comparable transactions;

•	the belief that the terms of the Stock Purchase Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the financial terms of the Stock Purchase;

•	Xcyte’s management’s view of the prospects of Xcyte as an independent company;

•	the potential for other third parties to enter into strategic relationships with or to acquire Xcyte;

•	detailed financial analysis and pro forma and other information with respect to the companies presented by SG Cowen & Co., LLC in presentations to the Board of Directors, including SG Cowen & Co., LLC’s opinion that the consideration to be paid under the Stock Purchase Agreement is fair from a financial point of view to Xcyte’s stockholders;

•	reports from management, financial advisors and others as to the results of the due diligence investigation of Cyclacel;

•	the prices paid in comparable transactions involving other biotechnology companies, as well as the trading performance for comparable companies in the industry;

•	beliefs shared by senior management of Xcyte that the prospects of the combined entity were more favorable than the prospects of Xcyte as a separate entity; and

•	the interests of the officers and directors of Xcyte in the Stock Purchase, including the matters described under “The Stock Purchase—Interests of Certain Directors, Officers and Affiliates” on page 57 and the impact of the Stock Purchase on Xcyte’s stockholders and employees.

The Xcyte board of directors also considered potential negative factors relating to the Stock Purchase, including:

•	the substantial dilution of the holdings of the Xcyte stockholders resulting from the issuance of Xcyte common stock to Cyclacel Group plc in the Stock Purchase;

•	the potential negative effect on Xcyte common stock price if product development and regulatory approval expectations for Cyclacel are not met;

•	the risk that the benefits sought to be achieved by the Stock Purchase will not be realized;

•	the risk that the Stock Purchase may not be completed in a timely manner, if at all;

•	the risk that Xcyte will be unable to recruit employees critical to the ongoing success of the combined company’s operations; and

•	the other risks and uncertainties discussed above under “Risk Factors” beginning on page 21.

The foregoing discussion of the items that the Xcyte board considered is not intended to be exhaustive, but includes all material items that the Xcyte board considered. In view of the complexity and wide variety of factors, both positive and negative, that the Xcyte board considered, the Xcyte board did not find it practical to quantify, rank or otherwise weight the factors considered. In considering the various factors, individual members of the Xcyte board considered all of these factors as a whole and concluded that, on balance, the benefits of the Stock Purchase to Xcyte and its stockholders outweighed the negative risks.

Recommendation of Xcyte’s Board of Directors

After careful consideration, the Xcyte board of directors determined that the proposed Stock Purchase is fair to, and in the best interests of, Xcyte and its stockholders. The Xcyte board of directors recommends that Xcyte stockholders vote FOR the issuance of Xcyte common stock in the Stock Purchase.

In considering the recommendation of Xcyte’s board of directors with respect to the Stock Purchase, Xcyte stockholders should be aware that certain directors and officers of Xcyte have interests in the Stock Purchase that are different from, or are in addition to, the interests of Xcyte stockholders generally. See “—Interests of Certain Directors, Officers and Affiliates” on page 57.

Opinion of Xcyte’s Financial Advisor

Pursuant to an engagement letter dated July 13, 2005, Xcyte retained SG Cowen & Co., LLC to render an opinion to the board of directors of Xcyte as to the fairness, from a financial point of view, to the stockholders of Xcyte of the consideration to be paid in the proposed transaction in which Cyclacel Group plc would sell, assign, transfer and deliver to Xcyte all of the issued and outstanding share capital of Cyclacel Ltd. and Xcyte would issue and deliver to Cyclacel Group plc a number of validly issued, fully paid and nonassessable shares of Xcyte common stock pursuant to the terms of the Stock Purchase Agreement. Cyclacel Group plc is a holding company that has no assets or operations other than its wholly-owned subsidiaries Cyclacel and Cyclacel Nominees Limited, which does not own any assets.

On December 14, 2005, SG Cowen & Co., LLC delivered certain of its written analyses and its oral opinion to Xcyte’s board of directors, subsequently confirmed in writing as of December 14, 2005, to the effect that, subject to the various assumptions set forth therein, as of December 14, 2005, the consideration paid in the Stock Purchase was fair, from a financial point of view, to Xcyte. The full text of the written opinion of SG Cowen & Co., LLC, dated December 14, 2005, is attached as Annex B and is incorporated by reference into this document. You are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by SG Cowen & Co., LLC. The summary of the written opinion of SG Cowen & Co., LLC set forth herein is qualified in its entirety by reference to the full text of such opinion. SG Cowen & Co., LLC’s analyses and opinion were prepared for and addressed to the Xcyte board of directors and are directed only to the fairness, from a financial point of view, of the consideration paid in the Stock Purchase, and do not constitute an opinion as to the merits of the Stock Purchase or a recommendation to any stockholder as to how to vote on the Stock Purchase. The consideration paid in the Stock Purchase was determined through negotiations between Xcyte and Cyclacel Group plc and not pursuant to recommendations of SG Cowen & Co., LLC.

In arriving at its opinion, SG Cowen & Co., LLC reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Stock Purchase Agreement dated as of December 13, 2005;

•	certain publicly available financial and other information for Xcyte including its stock price trading history and certain other relevant financial and operating data furnished to SG Cowen & Co., LLC by Xcyte management;

•	certain publicly available financial and other information for Cyclacel Group plc (which includes the financial information of Cyclacel), and certain other relevant financial and operating data furnished to SG Cowen & Co., LLC by Cyclacel Group plc management;

•	certain internal financial analyses, financial forecasts, reports and other information concerning Xcyte and Cyclacel Group plc (which includes the financial information of Cyclacel) prepared by the management of Xcyte and Cyclacel Group plc, respectively;

•	discussions SG Cowen & Co., LLC had with certain members of the managements of each of Xcyte, Cyclacel Group plc and Cyclacel concerning the historical and current business operations, financial conditions and prospects of Xcyte, Cyclacel Group plc and Cyclacel and such other matters we deemed relevant;

•	certain financial terms of the Stock Purchase as compared to the financial terms of certain selected business combinations SG Cowen & Co., LLC deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that SG Cowen & Co., LLC deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, SG Cowen & Co., LLC, with Xcyte’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Xcyte, Cyclacel Group plc and Cyclacel, respectively, or which was publicly available. SG Cowen & Co., LLC did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, this information. In addition, SG Cowen & Co., LLC did not conduct nor did SG Cowen & Co., LLC assume any obligation to conduct any physical inspection of the properties or facilities of Xcyte or Cyclacel. SG Cowen & Co., LLC further relied upon the assurance of management of Xcyte that they were unaware of any facts that would make the information provided to SG Cowen & Co., LLC incomplete or misleading in any respect. SG Cowen & Co., LLC, with Xcyte’s consent, assumed that the financial forecasts which SG Cowen & Co., LLC examined were reasonably prepared by the respective managements of Xcyte, Cyclacel Group plc and Cyclacel on bases reflecting the best then available estimates and good faith judgments of such managements as to the future performance of Xcyte and Cyclacel. Management of each of Xcyte, Cyclacel Group plc and Cyclacel confirmed to SG Cowen & Co., LLC, and SG Cowen & Co., LLC assumed, with Xcyte’s, Cyclacel Group plc’s and Cyclacel’s consent, that each of the financial forecasts that SG Cowen & Co., LLC examined with respect to Xcyte, Cyclacel Group plc and Cyclacel provided a reasonable basis for its opinion.

SG Cowen & Co., LLC did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Xcyte, Cyclacel Group plc or Cyclacel, nor was SG Cowen & Co., LLC furnished with such materials. SG Cowen & Co., LLC’s services to Xcyte in connection with the Stock Purchase were comprised of rendering an opinion from a financial point of view with respect to the consideration paid in the Stock Purchase. SG Cowen & Co., LLC’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen & Co., LLC on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, SG Cowen & Co., LLC does not have any obligation to update, revise or reaffirm its opinion and SG Cowen & Co., LLC expressly disclaims any responsibility to do so.

In rendering its opinion, SG Cowen & Co., LLC assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Stock Purchase Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Stock Purchase Agreement and that all conditions to the completion of the Stock Purchase will be satisfied without waiver thereof. SG Cowen & Co., LLC assumed that the final form of the Stock Purchase Agreement would be substantially similar to the last draft received by SG Cowen & Co., LLC prior to rendering its opinion. SG Cowen & Co., LLC also assumed that all governmental, regulatory and other consents and approvals contemplated by the Stock Purchase Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Stock Purchase. Xcyte informed SG Cowen & Co., LLC, and SG Cowen & Co., LLC assumed, that the Stock Purchase will be treated as tax free.

SG Cowen & Co., LLC’s opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote with respect to the Stock Purchase or to take any other action in connection with the Stock Purchase or otherwise. SG Cowen & Co., LLC’s opinion does not express any opinion as to what the value of Xcyte common stock actually will be following the completion of the Stock Purchase. SG Cowen & Co., LLC was not requested to opine as to, and its opinion does not in any manner address Xcyte’s underlying business decision to effect the Stock Purchase. Furthermore, SG Cowen & Co., LLC’s opinion does not express any view as to the price or trading range for shares of the common stock of Xcyte following the completion of the Stock Purchase.

The following is a summary of the principal financial analyses performed by SG Cowen & Co., LLC to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. SG Cowen & Co., LLC performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Xcyte the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Xcyte and Cyclacel Group plc. No limitations were imposed by the Xcyte board with respect to the investigations made or procedures followed by SG Cowen & Co., LLC in rendering its opinion.

Analysis of Liquidation of Xcyte. To provide contextual data and comparative information, SG Cowen & Co., LLC compared the projected cash available to the post-transaction company and its shareholders at the completion of the Stock Purchase (assuming that (i) the Stock Purchase closes March 31, 2006 and (ii) the liquidation preferences of $20.7 million on the convertible preferred stock of Xcyte remain outstanding at closing) to a possible liquidation scenario for Xcyte. In that analysis, SG Cowen & Co., LLC determined that the projected cash available to the post-transaction company and its shareholders at the closing of the Stock Purchase would be $20.6 million and the projected obligations in excess of cash available upon liquidation would be $3.4 million. Although a liquidation scenario was used for comparison purposes, the actual circumstances of liquidation could vary and the amount of cash available to shareholders upon liquidation would depend on a number of factors, including the timing of a liquidation and the actual expenses of Xcyte and the value of assets sold in any liquidation.

Analysis of Selected Phase I/II U.S. Publicly Traded Cancer Companies. To provide contextual data and comparative market information, SG Cowen & Co., LLC compared selected historical operating and financial data and ratios for Cyclacel to the corresponding financial data and ratios of certain other Phase I/II United States publicly traded cancer companies, which we refer to as the Selected U.S. Companies, whose securities are publicly traded and which SG Cowen & Co., LLC believes have operating, market valuation, trading valuations and company stage of development similar to what might be expected of Cyclacel. These companies were:

• ARIAD Pharmaceuticals, Inc.	• Idera Pharmaceuticals
• Avalon Pharmaceuticals	• ImmunoGen
• BioCryst Pharmaceuticals, Inc	• Kosan Biosciences
• Cytokinetics, Inc.	• Seattle Genetics
• EntreMed, Inc.	• Sunesis Pharmaceuticals

The following table presents the market value, which we refer to as Equity Value, and the market value plus total debt less cash, which we refer to as Enterprise Value, of the Selected U.S. Companies. The information in the table is based on the closing stock price of the Selected U.S. Companies and Xcyte on December 13, 2005.

Selected Trading Statistics of Selected U.S. Companies

(US$ in millions)

	Selected U.S. Companies				Equity Value and Enterprise Value Implied by consideration paid in the Stock Purchase for Cyclacel
	Low	Mean	Median	High
Equity Value	45.0	195.5	187.2	416.4	26.8
Enterprise Value	48.9	143.4	114.3	381.5	15.1

Although the Selected U.S. Companies were used for comparison purposes, none of those companies is directly comparable to Cyclacel. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected U.S. Companies and other factors that could affect the public trading value of the Selected U.S. Companies or Cyclacel to which they are being compared.

Analysis of Selected Phase I/II European Publicly Traded Cancer Companies. To provide additional contextual data and comparative market information, SG Cowen & Co., LLC compared selected historical operating and financial data and ratios for Cyclacel to the corresponding financial data and ratios of certain other Phase I/II European publicly traded cancer companies (the “Selected European Companies”) whose securities are publicly traded and which SG Cowen & Co., LLC believes have operating, market valuation and trading valuations similar to what might be expected of Cyclacel. These companies were:

• Active Biotech	• Oxford Biomedica
• BioInvent	• Pharmexa
• Cytos Biotechnology	• Transgene
• Morphosys

The following table presents the Equity Value and Enterprise Value of the Selected European Companies. The information in the table is based on the closing stock price of the Selected European Companies and Xcyte on December 13, 2005.

Selected Trading Statistics of Selected European Companies

(US$ in millions based on US$ exchange rate as of December 13, 2005)

	Selected European Companies				Equity Value and Enterprise Value Implied by consideration paid in the Stock Purchase for Cyclacel
	Low	Mean	Median	High
Equity Value	55.7	191.7	176.9	366.9	26.8
Enterprise Value	45.2	153.2	130.8	338.4	15.1

Although the Selected European Companies were used for comparison purposes, none of those companies is directly comparable to Cyclacel. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected European Companies and other factors that could affect the public trading value of the Selected European Companies or Cyclacel to which they are being compared.

Analysis of Selected Phase I/II Biotech M&A Transactions. SG Cowen & Co., LLC reviewed the financial terms, to the extent publicly available, of selected Phase I/II Biotech merger and acquisition transactions, which we refer to as Biotech Transactions, involving the acquisition of companies in the biotech industry, which were announced or completed since January 1, 2003. SG Cowen & Co., LLC reviewed the following Biotech Transactions (listed by target/acquirer):

• Arakis Limited/Sosei Co. Ltd.	• Oculex Pharmaceuticals, Inc./Allergan, Inc.
• Aptamera, Inc./Antisoma plc	• Opexa Pharmaceuticals, Inc./ PharmaFrontiers Corp.
• Corvas International, Inc./Dendreon Corp.	• Salmedix, Inc./Cephalon, Inc.
• Diacrin, Inc./GenVec, Inc.	• Syrrx, Inc./Takeda Pharmaceuticals, Inc.
• Idun Pharmaceuticals, Inc./Pfizer, Inc.	• Zycos, Inc./MGI Pharma, Inc.
• Ionix Pharmaceuticals Limited/Vernalis plc

The following table presents the Equity Value and Enterprise Value on the dates the selected Biotech Transactions were announced. The information in the table for Cyclacel is based on the closing stock price of Xcyte on December 13, 2005.

Equity Value and Enterprise Value in Selected Biotech Transactions

(US$ in millions)

	Equity Value and Enterprise Value in Biotech Transactions				Equity Value and Enterprise Value Implied by consideration paid in the Stock Purchase for Cyclacel
	Low	Mean	Median	High
Equity Value	17.5	107.7	61.5	275.0	26.8
Enterprise Value	(9.9)	87.1	36.0	275.0	15.1

Although the Biotech Transactions were used for comparison purposes, none of those transactions is directly comparable to the Stock Purchase, and none of the companies in those transactions is directly comparable to Xcyte or Cyclacel. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Cyclacel to which they are being compared.

Selected Phase I/II Biotech IPOs. SG Cowen & Co., LLC analyzed the initial public offering, or IPO, pre-money Equity Value, or “Pre-Money Equity Value,” and the current Equity Value, or “Current Equity Value,” of selected Phase I/II Biotech IPOs that priced between January 1, 2003 and December 13, 2005 (the “Phase I/II Biotech IPOs”). The table below illustrates the Pre-Money Equity Value and the Current Equity Value of the following Phase I/II Biotech IPOs (bold denotes Phase I/II cancer companies):

• Acadia Pharmaceuticals	• Mannkind
• Advancis	• Memory Pharmaceuticals
• Anadys Pharmaceuticals	• Metabasis Therapeutics
• Avalon Pharmaceuticals	• New River Pharmaceuticals
• Coley Pharmaceutical	• Santarus
• CombinatoRx	• Sunesis Pharmaceuticals
• Cytokinetics	• Teravance
• Dynavax Technologies	• Threshold Pharmaceuticals
• Gentium S.p.A.	• Xcyte Therapies
• Inhibitex	• XenoPort

Selected Phase I/II Biotech IPOs (US$ in millions)	Low	Mean	Median	High
Pre-Money Equity Value	48.6	180.9	123.2	660.5
Current Equity Value	6.7	307.4	238.2	1,201.4

Selected Phase I/II Cancer Company IPOs (US$ in millions)
Pre-Money Equity Value	63.6	175.2	122.8	361.7
Current Equity Value	6.7	177.8	156.7	473.6

Cyclacel at Offer
Cyclacel Equity Value
Implied by consideration paid in the Stock Purchase for Cyclacel				26.8

Although the Phase I/II Biotech IPOs were used for comparison purposes, none of those IPOs is directly comparable to the Stock Purchase, and (aside from the Xcyte Therapies IPO, which was for Xcyte) none of the companies in those transactions is directly comparable to Xcyte or Cyclacel. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the value of such companies or Cyclacel to which they are being compared.

Stock Trading History. To provide contextual data and comparative market data, SG Cowen & Co., LLC reviewed the historical market prices of Xcyte common stock for the twelve month period ended December 13, 2005. SG Cowen & Co., LLC noted that over this period the high price for the shares of common stock of Xcyte was $2.84, the low price for shares of common stock of Xcyte was $.27 and the average price was $1.05.

Pro Forma Ownership Analysis. SG Cowen & Co., LLC analyzed the pro forma ownership in the combined company by the holders of Xcyte and noted that holders of Xcyte common stock would own approximately 20% of the combined company, based on the number of shares of common stock being issued in the Stock Purchase and the outstanding number of shares of common stock as of September 30, 2005.

Pro Forma Cash Analysis. SG Cowen & Co., LLC analyzed the projected expenses of the combined companies and the cash available to the combined companies. They noted that the cash available should be sufficient to fund operations of the combined companies through June 30, 2007. This analysis was based upon (1) the projected financial forecasts of the management of Cyclacel and (2) a conversion rate of 1.77 USD/GBP on December 13, 2005.

Although SG Cowen & Co., LLC conducted this analysis to provide contextual data, the actual effects of the Stock Purchase on cash available could vary and the period of time for which the cash available will be sufficient to fund operations will depend on a number of factors, including the timing of the Stock Purchase and the actual expenses incurred in relation to the Stock Purchase.

The summary set forth above does not purport to be a complete description of all the analyses performed by SG Cowen & Co., LLC. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. SG Cowen & Co., LLC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, SG Cowen & Co., LLC believes, and has advised the Xcyte board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, SG Cowen & Co., LLC made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Xcyte and Cyclacel Group plc. These analyses performed by SG Cowen & Co., LLC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Xcyte, Cyclacel Group plc, SG Cowen & Co., LLC or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by SG Cowen & Co., LLC and its opinion were among several factors taken into consideration by the Xcyte board of directors in making its decision to enter into the Stock Purchase Agreement and should not be considered as determinative of such decision.

SG Cowen & Co., LLC was selected by the Xcyte board of directors to render an opinion to the Xcyte board because SG Cowen & Co., LLC is a nationally recognized investment banking firm and because, as part of its investment banking business, SG Cowen & Co., LLC is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SG Cowen & Co., LLC is providing financial services for Xcyte for which it will receive customary fees. In addition, in the ordinary course of its business, SG Cowen & Co., LLC and its affiliates actively trade the equity securities of Xcyte for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. SG Cowen & Co., LLC and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Xcyte and Cyclacel Group plc, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services.

Pursuant to the SG Cowen & Co., LLC engagement letter, if the transaction is consummated, SG Cowen & Co., LLC will be entitled to receive a transaction fee. Xcyte has also agreed to pay a fee to SG Cowen & Co., LLC for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Xcyte has agreed to reimburse SG Cowen & Co., LLC for its travel and all other reasonable out-of-pocket expenses (including the reasonable fees and disbursements of SG Cowen & Co., LLC’s counsel, if any) attorneys’ fees, and has agreed to indemnify SG Cowen & Co., LLC against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with SG Cowen & Co., LLC, which are customary in transactions of this nature, were negotiated at arm’s length between Xcyte and SG Cowen & Co., LLC, and the Xcyte board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SG Cowen & Co., LLC is contingent upon the completion of the Stock Purchase.

Cyclacel Group plc’s Reasons for the Stock Purchase

In approving and authorizing the Stock Purchase, the Cyclacel Group plc board of directors considered a number of factors, including, among others, those discussed in the following paragraphs. Although the following discussion describes the material factors considered by the Cyclacel Group plc board in reaching its determination, it may not include all of the factors considered. In light of the wide variety of factors considered in connection with its evaluation of the Stock Purchase and related transactions, the Cyclacel Group plc board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Cyclacel Group plc board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors or other factors not described.

In reaching its decision, the Cyclacel Group plc board of directors consulted with Cyclacel Group plc’s management with respect to strategic and operational matters and with Cyclacel Group plc’s legal counsel with respect to the Stock Purchase Agreement and the transactions contemplated thereby.

The decision of the Cyclacel Group plc board of directors to enter into the Stock Purchase Agreement and approve the Stock Purchase and related transactions was the result of its careful consideration of numerous factors, including the following positive factors that it believes will contribute to the success of the combined enterprise:

•	the combination of Xcyte’s status as an existing public company with Cyclacel’s product pipeline.

•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of Xcyte’s more established public company infrastructure and the development candidates provided by Cyclacel including seliciclib, sapacitabine and CYC116;

•	the Stock Purchase will provide Cyclacel Group plc shareholders, who currently hold share capital in a private company, with shares of common stock in a publicly traded company, which would provide enhanced liquidity;

•	the Cyclacel Group plc board’s consideration of strategic alternatives to the Stock Purchase, including other potential business combination transactions and continuing to operate Cyclacel Group plc on a stand-alone basis;

•	the fact that Xcyte’s available cash, together with Cyclacel’s other cash resources, are anticipated to be sufficient to meet Cyclacel’s projected operating requirements through the third quarter of 2007 and that, without Xcyte’s cash, Cyclacel Group plc would need to raise additional funds through a private equity or debt financing or other arrangement;

•	the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater than the financing options available to Cyclacel Group plc on a stand-alone basis;

•	its understanding of Cyclacel’s business, operations, financial condition and prospects, and of Xcyte’s business, operations, financial condition and prospects; and

•	the belief that the terms of the Stock Purchase Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, such as the condition that Xcyte have a specified amount of cash at closing, are reasonable under the circumstances.

The Cyclacel Group plc board of directors also identified and considered a number of uncertainties and risks including the following:

•	the risk that the benefits sought to be achieved by the Stock Purchase will not be realized;

•	the risk that the Stock Purchase may not be completed in a timely manner, if at all;

•	the potential for Xcyte to be delisted from the Nasdaq National Market; and

•	various other applicable risks associated with the combined company and the Stock Purchase including those described under the section entitled “Risk Factors” beginning on page 21 of this document.

The Cyclacel Group plc board of directors weighed the benefits, advantages and opportunities against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Cyclacel Group plc board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Cyclacel Group plc board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the Stock Purchase Agreement.

After taking into account these and other factors, the Cyclacel Group plc board of directors unanimously approved and authorized the Stock Purchase Agreement and the transactions contemplated thereby, including the Stock Purchase and liquidation.

Completion and Effectiveness of the Stock Purchase

The Stock Purchase will be completed when all of the conditions to completion of the Stock Purchase are satisfied or waived, including approval of the issuance of shares of Xcyte common stock in the Stock Purchase by the Xcyte stockholders and the approval and adoption of the Stock Purchase Agreement and approval of the Stock Purchase by the shareholders of Cyclacel Group plc. We expect the Stock Purchase to occur in the              calendar quarter of 2006. However, because the completion of the Stock Purchase is subject to a number of conditions, we cannot predict the exact timing or if the Stock Purchase will be completed at all.

Stock Purchase Consideration

In the Stock Purchase, Xcyte will purchase all of the outstanding share capital of Cyclacel Ltd. from Cyclacel Group plc in exchange for a number of newly issued shares of Xcyte common stock representing approximately 80% of Xcyte’s outstanding common stock following the transaction. The exact number of shares of Xcyte common stock to be issued to Cyclacel Group plc in the Stock Purchase will be a number of shares equal to the product of (1) a multiple based on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase and (2) the number of shares of Xcyte common stock issued and outstanding immediately prior to the completion of the Stock Purchase plus (a) 50,000 shares of Xcyte common stock if the Stock Purchase is completed before the reverse stock split (described in Proposal Five) is completed or (b) 5,000 shares of Xcyte common stock if the Stock Purchase is completed after the reverse stock split is completed.

If the Stock Purchase had been completed on January 23, 2006, based on the number of shares of Xcyte common stock outstanding on such date and assuming that Xcyte will hold approximately $20 million in cash and cash equivalents at the time of the Stock Purchase, Cyclacel Group plc would have received approximately 78,890,000 shares of Xcyte common stock in the Stock Purchase.

No Fractional Shares

No fractional shares of common stock will be issued in the Stock Purchase. The number of shares of Xcyte common stock to be received by Cyclacel Group plc in the Stock Purchase will be rounded down to the nearest whole share.

The Liquidation of Cyclacel Group plc

After the completion of the Stock Purchase, Cyclacel Group plc intends to effect a members’ voluntary liquidation in accordance with its memorandum and articles of association and the applicable laws of England and Wales. In connection with this liquidation, Cyclacel Group plc would distribute all of its assets to its shareholders and creditors. The primary asset to be distributed would be the shares of Xcyte common stock issued to it in the Stock Purchase, although Cyclacel Group plc expects to have sufficient cash on hand to pay its creditors. This liquidation requires the approval of at least 75% of Cyclacel Group plc’s outstanding share capital and 75% of its preferred shares voting as a separate class. After the completion of the liquidation, the shareholders of Cyclacel Group plc will become holders of the shares of Xcyte common stock issued in the Stock Purchase. Cyclacel Group plc has agreed, under the Stock Purchase Agreement, to complete the liquidation as soon as reasonably possible after the Stock Purchase.

The board of directors of Cyclacel Group plc has convened an extraordinary general meeting to be held on                     , 2006, at which a resolution to put the company into a members’ voluntary liquidation and appoint a liquidator for this purpose will be proposed to its shareholders. Prior to such meeting, the directors of Cyclacel Group plc will be required to swear a declaration as to the company’s solvency.

Once the liquidator has been appointed by the shareholders, there will then follow a period of 30 days during which the liquidator will invite creditors of the company to prove any debts so that they may be satisfied prior to the distribution of the company’s assets to its shareholders. It is also expected that completion of the Stock Purchase will occur during this period, upon which Cyclacel Group plc will be issued shares of common stock of Xcyte.

Once the 30 day period has expired, it is expected that the liquidator will distribute the Xcyte shares of common stock held by Cyclacel Group plc to the holders of the preferred shares in Cyclacel Group plc in accordance with the relevant provisions of the company’s memorandum and articles of association relating to the distribution of assets on a winding up. A further extraordinary general meeting of Cyclacel Group plc shareholders will then be held, at which the liquidator will report back to the shareholders to confirm that the distribution has occurred. Cyclacel Group plc will then be dissolved after a further period of three months.

Adoption of New Equity Incentive Plan

Pursuant to the Stock Purchase Agreement, Xcyte has agreed to adopt, and submit to its stockholders for approval, an equity incentive plan under which Xcyte will be able to make option grants to its officers, employees, directors and consultants. It is anticipated that Xcyte will grant stock options to new Xcyte directors, officers and employees following the Stock Purchase. A copy of the proposed equity incentive plan is attached hereto as Annex D.

Regulatory Matters

Xcyte is not aware of any governmental or regulatory approval, or the expiration of any waiting period under the Hart-Scott Rodino Act, required for completion of the Stock Purchase, other than the effectiveness of the registration statement of which this document is a part, compliance with applicable corporate laws of Delaware, and compliance with state securities laws. If any governmental approvals or actions are required, Xcyte intends to try and obtain them. Xcyte cannot assure you, however, that it will be able to obtain any such approvals or actions.

Other Approvals

If any additional approvals or actions are required, we intend to try to obtain them. We cannot assure you, however, that we will be able to obtain any approvals or actions in a timely fashion or at all.

Restrictions on Sales of Shares by Affiliates of Cyclacel

The issuance of shares of Xcyte common stock to be issued in the Stock Purchase is being registered by the registration statement of which this document forms a part. These shares of common stock will be freely transferable under the Securities Act, except for shares of Xcyte common stock issued to any person who is an affiliate of Cyclacel Group plc at the time the Stock Purchase and liquidation are submitted to the stockholders for vote or consent. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Cyclacel Group plc, and may include some of the officers and directors, as well as their respective principal stockholders. Affiliates at the time the Stock Purchase and liquidation are submitted to the stockholders for vote or consent may not sell their shares of Xcyte common stock acquired in the liquidation except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares of common stock, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

As an inducement to Xcyte to enter into the Stock Purchase Agreement, Cyclacel Group plc has agreed to use its commercially reasonable efforts to cause its affiliates to sign certain affiliate agreements. Pursuant to these affiliate agreements, Xcyte would be entitled to place appropriate legends on the certificates evidencing any Xcyte common stock to be received by these persons, or entities, if these persons or entities are affiliates of Cyclacel at the time the Stock Purchase or the liquidation are submitted to stockholders for vote or consent, and to issue stop transfer instructions to the transfer agent for the Xcyte common stock received by the affiliates. Further, pursuant to these affiliate agreements, these individuals would also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Xcyte common stock to be received by them in the Stock Purchase, if these persons or entities are affiliates of Cyclacel Group plc at the time the Stock Purchase is submitted to stockholders for vote or consent.

Interests of Certain Directors, Officers and Affiliates

Xcyte

When considering the recommendation of Xcyte’s boards of directors, you should be aware that certain directors and officers of Xcyte have interests in the Stock Purchase that are different from, or are in addition to, those of the stockholders of Xcyte.

Directorships

Following the Stock Purchase, the board of directors of the combined company will consist of seven members, including, Dr. Christopher Henney, who is currently a director of Xcyte.

Retention and Severance Plans

On October 4, 2005, Xcyte entered into an Acquisition Bonus and Severance Agreement with Robert L. Kirkman, M.D., Xcyte’s President and Chief Executive Officer. Pursuant to this agreement, upon the completion of the Stock Purchase, Xcyte will pay Dr. Kirkman a bonus in an amount equal to $150,000, less applicable withholding taxes, which amount is equivalent to approximately six months of his base salary. Additionally, if Dr. Kirkman’s employment with Xcyte is terminated by Xcyte without cause or if Dr. Kirkman terminates his employment with Xcyte for good reason, either during the 60 days prior to or the twelve months following completion of the Stock Purchase, Xcyte will pay Dr. Kirkman a lump sum severance payment of $150,000, less applicable withholding taxes, and will reimburse Dr. Kirkman for certain COBRA benefits following such termination.

On October 4, 2005, Xcyte approved the execution of an Acquisition Bonus Agreement with Christopher S. Henney, Ph.D., D.Sc., chairman of Xcyte’s board of directors. Pursuant to this agreement, upon the completion of the Stock Purchase, Xcyte will pay Dr. Henney a bonus in an amount equal to $250,000, less applicable withholding taxes.

On July 26, 2005, Xcyte entered into a Retention and Separation Agreement with Kathi Cordova, Xcyte’s Senior Vice President of Finance and Treasurer. Pursuant to this agreement, Xcyte will pay Ms. Cordova the equivalent of two weeks of her base salary, less applicable withholding, for each month following July 1, 2005 through the earliest to occur of the following events: the involuntary termination without cause of Ms. Cordova’s employment with Xcyte or the completion of the Stock Purchase. Ms. Cordova will not be entitled to receive such retention incentive payment unless she remains employed by Xcyte through the earliest to occur of the above stated events. Additionally, upon any involuntary termination without cause of Ms. Cordova’s employment with Xcyte, Xcyte will (a) pay Ms. Cordova a lump sum payment equivalent to four weeks of her base salary, plus an additional three weeks of her base salary for every year that Ms. Cordova has been employed by Xcyte and (b) reimburse Ms. Cordova for costs of COBRA benefits during the three month period following commencement of such COBRA benefits, in each case, less applicable withholding.

Acceleration of Options

The vesting of all options granted pursuant to Xcyte’s Amended and Restated 2003 Directors’ Stock Option Plan will be accelerated immediately upon the closing of the Stock Purchase and the asset sale to Invitrogen pursuant to the terms of the Amended and Restated 2003 Directors’ Stock Option Plan. As a result of this acceleration, any holder of options granted pursuant to the Amended and Restated 2003 Directors Stock Option Plan will have the right to exercise one hundred percent (100%) of the options held by such holder pursuant to such plan. The number of options on Xcyte common stock that will become fully vested as a result of the accelerated vesting provisions of the 2003 Directors’ Stock Option Plan is approximately 22,769.

The vesting of 25% of the unvested options granted pursuant to Xcyte’s Amended and Restated 1996 Stock Option Plan will be accelerated immediately upon the closing of the Stock Purchase and the asset sale to Invitrogen pursuant to the terms of the Amended and Restated 1996 Stock Option Plan. As a result of this acceleration, any holder of options granted pursuant to the Amended and Restated 1996 Stock Option Plan will have the right to exercise twenty-five percent (25%) of all unvested options held by such holder under such plan. The number of options on Xcyte common stock that will become fully vested as a result of the accelerated vesting provisions of the Amended and Restated 1996 Stock Option Plan is approximately 114,251.

The vesting of up to 25% of the total options granted under any award pursuant to Xcyte’s 2003 Stock Plan will be accelerated immediately upon the closing of the Stock Purchase and the asset sale to Invitrogen pursuant to the terms of the 2003 Stock Option Plan. As a result of this acceleration, any holder of options under the 2003 Stock Plan will have the right to exercise the lesser of twenty five percent (25%) of the options granted to such holder under the 2003 Stock Plan award or all remaining unvested options granted to the holder under the award pursuant to such plan. In addition, any holder of such options who is involuntarily terminated within twelve (12) months of the closing of the transaction will have the right to exercise the lesser of an additional twenty-five percent (25%) of the options granted to such holder under the 2003 Stock Plan award or all remaining unvested options granted to the holder under the award pursuant to such plan, for a total of fifty percent (50%) of the options granted to such holder under the 2003 Stock Plan award or all remaining unvested options granted to the holder under the award pursuant to such plan. The number of shares of Xcyte common stock that will become fully vested as a result of the accelerated vesting provisions of the 2003 Stock Plan is approximately 65,834.

Indemnification of Certain Persons

Xcyte’s certificate of incorporation permits Xcyte to indemnify and advance expenses to its directors and officers with respect to actions for breach of duty to Xcyte, its stockholders, and others.

Cyclacel Group plc

In addition, some of the officers and directors of Cyclacel Group plc may have interests in the Stock Purchase and related transactions that are different from, or are in addition to, those of Cyclacel Group plc shareholders. These interests exist because these officers and directors may receive additional securities of Cyclacel Group plc prior to the liquidation in consideration of rights that they have under Cyclacel Group plc’s Senior Executive Incentive Plan, because they will become employed by or serve as directors of Xcyte, or continue to be employed by Cyclacel, following completion of the Stock Purchase and for a number of other reasons that are described below.

Directorships

Following the Stock Purchase, the board of directors of the combined company will consist of seven members, including, Dr. David U’Prichard, Sir John Banham, Paul McBarron, Spiro Rombotis, each of whom is currently a director of Cyclacel Group plc and one additional individual to be designated by Cyclacel Group plc.

Senior Executive Incentive Plan and Other Equity Awards

Each of Dr. Judy Chiao, Dr. Robert Jackson, Mr. Paul McBarron and Mr. Spiro Rombotis, each of whom is an executive officer of Cyclacel, and non-executive directors Sir John Banham and Dr. U’Prichard, are participants in and have received equity incentive awards under Cyclacel or Cyclacel Group plc share option plans or Senior Executive Incentive Plan. In settlement of these incentive arrangements, subject to the approval of Cyclacel Group plc’s shareholders, Cyclacel Group plc expects to issue an aggregate of 1,600,000 preferred shares to these individuals prior to the liquidation of Cyclacel Group plc, and as holders of these shares, these individuals would receive shares of Xcyte common stock in the liquidation. The allocation of these preferred shares has been approved by Cyclacel Group plc’s Remuneration Committee, and, subject to the approval of Cyclacel Group plc’s shareholders, is as follows:

Name	Preferred Shares
Judy Chiao	130,000
Robert Jackson	175,000
Paul McBarron	200,000
Spiro Rombotis	955,000
Sir John Banham	90,000
David U’Prichard	50,000

The shares of Xcyte common stock received in the liquidation in respect of these Cyclacel Group plc preferred shares will not initially be freely transferable by these individuals, and instead one third of these shares will become freely transferable on each of the first three anniversaries of the liquidation.

Additionally, it is anticipated that, subject to the approval by Cyclacel Group plc’s shareholders, Dr. Chiao, Dr. Jackson, Mr. McBarron and Mr. Rombotis would also be granted conditional rights by other holders of Cyclacel Group plc preferred shares at the time of the liquidation, to purchase Xcyte shares received by Cyclacel Group plc in the Stock Purchase. It is expected that the aggregate number of options to purchase Xcyte shares will be equivalent to the number of shares a holder of 1,290,000 ordinary shares in Cyclacel Group plc would receive in the liquidation. These rights would only be exercisable if, within two years following the liquidation, the aggregate market value of shares of Xcyte common stock received by Cyclacel Group plc for ten consecutive trading days exceeds the aggregate liquidation preference of all outstanding Cyclacel Group plc shares as of the liquidation and with one third vesting on each of the first three anniversaries of the liquidation. The allocation of these common share equivalents has been approved by Cyclacel Group plc’s Remuneration Committee, and, subject to the approval of Cyclacel Group plc’s shareholders, is as follows:

Name	Ordinary Share Equivalents
Judy Chiao	60,000
Robert Jackson	75,000
Paul McBarron	200,000
Spiro Rombotis	955,000

Continued Employment

Following the Stock Purchase, it is expected that Messrs. Rombotis and McBarron would serve as the President and Chief Executive Officer and Chief Operating Officer, Chief Financial Officer and Secretary, respectively, of Xcyte and would enter into new employment agreements with Xcyte in respect of such service. It is expected that in connection with these new employment agreements, each of Messrs. Rombotis and McBarron would receive grants of options to purchase Xcyte common stock under the equity incentive plan described under Proposal Three. The precise terms of these employment agreements, including the number of shares of Xcyte common stock that will be subject to new option grants, have not yet been determined, and would be negotiated between Messrs. Rombotis and McBarron and Xcyte following the completion of the Stock Purchase. It is also expected that Drs. Chiao and Jackson will continue to serve as executive officers of Cyclacel per their existing employment agreements.

Material United States Federal Income Tax Consequences of the Stock Purchase

The following discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authorities and administrative rulings and practices, all as of the date hereof. The Internal Revenue Service could adopt a position contrary to that presented in the following discussion. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences resulting from the proposed Stock Purchase.

Federal Income Tax Consequences of the Proposed Stock Purchase to Xcyte

No gain or loss should be recognized by Xcyte as a result of the Stock Purchase. However, the Stock Purchase will result in an ownership change that will severely restrict, and potentially completely eliminate, Xcyte’s ability to use any net operating losses or credits that were incurred by Xcyte prior to the effective date of the Stock Purchase.

Federal Income Tax Consequences of the Proposed Stock Purchase to Holders of Xcyte shares Of Common Stock

No gain or loss should be recognized by holders of Xcyte shares of common stock as a result of the Stock Purchase.

Anticipated Accounting Treatment of the Proposed Stock Issuance

Because Cyclacel Group plc shareholders will own approximately 80% of the shares of common stock of the combined company immediately following the consummation of the proposed Stock Purchase, Cyclacel will be deemed to be the acquiring company for accounting purposes. The proposed transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. The purchase price in this proposed transaction will be the sum of the fair values of Xcyte outstanding convertible preferred stock and common stock, Xcyte outstanding stock options (as estimated using the Black-Scholes option pricing model) and Cyclacel transaction costs.

The total estimated purchase price will be allocated to the Xcyte net tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of the completion of the proposed transaction. A final determination of the purchase price and the estimated fair values will be based on the actual Xcyte net tangible and intangible assets acquired and liabilities assumed as of the date of completion of the proposed transaction.

Appraisal Rights

Appraisal rights are not available to Xcyte stockholders in connection with the Stock Purchase or any of the other proposals to be considered at the special meeting and Cyclacel Group plc shareholders are not entitled to appraisal rights in connection with the Stock Purchase or liquidation.

THE STOCK PURCHASE AGREEMENT

The following is a summary of the material terms of the Stock Purchase Agreement (as amended). A copy of the Stock Purchase Agreement, as amended, is attached as Annex A to this document and is incorporated by reference into this document. The Stock Purchase Agreement has been attached to this document to provide you with information regarding its terms. It is not intended to provide any other factual information about Xcyte, Cyclacel or Cyclacel Group plc. The following description does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement. You should refer to the full text of the Stock Purchase Agreement for details of the Stock Purchase and the terms and conditions of the Stock Purchase Agreement.

General

Under the Stock Purchase Agreement, Xcyte will acquire all of the issued and outstanding share capital of Cyclacel from Cyclacel Group plc in exchange for newly issued shares of Xcyte common stock. After completion of the Stock Purchase, Cyclacel will be a wholly-owned subsidiary of Xcyte. The closing of the Stock Purchase will occur no later than the fifth business day after the last of the conditions to the Stock Purchase have been satisfied or waived, or at another time as Xcyte and Cyclacel Group plc agree. However, because the Stock Purchase is subject to a number of conditions, we cannot predict exactly when the closing will occur or if it will occur at all.

The Liquidation of Cyclacel Group plc

The Stock Purchase Agreement provides that immediately following the Stock Purchase, Cyclacel Group plc will (1) appoint a liquidator to distribute Cyclacel Group plc’s assets and (2) instruct the liquidator to distribute the shares of Xcyte common stock received by Cyclacel Group plc to its shareholders and creditors. The Stock Purchase Agreement provides that Cyclacel Group plc will complete the members voluntary liquidation as soon as reasonably possible following the Stock Purchase.

Amendments to Xcyte’s Certificate of Incorporation

The Stock Purchase Agreement provides that, following the Stock Purchase, Xcyte’s certificate of incorporation would be amended in order to:

•	effect a reverse stock split of Xcyte common stock at a ratio of one share for each ten shares outstanding;

•	change the name of the combined company to “Cyclacel Pharmaceuticals, Inc.”; and

•	modify the indemnification obligations of Xcyte to its officers, directors, employees and agents.

Stock Purchase Consideration and Adjustment

At the closing of the Stock Purchase, Cyclacel Group plc will receive shares of Xcyte common stock in exchange for all of the outstanding share capital of Cyclacel.

The exact number of shares of Xcyte common stock to be issued in the Stock Purchase will be calculated in accordance with the following formula:

New Common Shares = Outstanding Common Shares*	{	{	1–	Xcyte Cash	}	}
Xcyte Cash + $80,000,000

{ Xcyte Cash }
Xcyte Cash + $80,000,000

where:

New Common Shares:	the number of shares of Xcyte common stock to be issued in the Stock Purchase.

Outstanding Common Shares:

the sum of (1) the number of shares of Xcyte common stock issued and outstanding immediately prior to the completion of the Stock Purchase, plus (a) 50,000 shares of Xcyte common stock if the Stock Purchase is completed before the reverse stock split (as described in Proposal Five) is completed or (b) 5,000 shares of Xcyte’s common stock if the Stock Purchase is completed after the reverse stock split is completed.

Xcyte Cash:

the sum of (1) the amount of cash, cash equivalents and the market value of short-term investments held by Xcyte immediately prior to the completion of the Stock Purchase, plus (a) $500,000 if the completion of the Stock Purchase occurs after March 31, 2006 and on or before April 30, 2006 or (b) $1,000,000 if the completion of the Stock Purchase occurs after April 30, 2006.

As a result of the foregoing calculation, the number of shares that Xcyte will issue in the Stock Purchase will be adjusted depending on the amount of cash, cash equivalents and the market value of short-term investments held by Xcyte immediately prior to the completion of the Stock Purchase. Xcyte anticipates that it will hold approximately $20 million in cash, cash equivalents and short-term investments upon the completion of the Stock Purchase. Based on such amount of cash, cash equivalents and short-term investments held, Xcyte anticipates that (1) the current holders of Xcyte common stock will own approximately 20% of the outstanding common stock of Xcyte, which represents approximately 18.4% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock) and (2) assuming completion of the liquidation of Cyclacel Group plc, the current shareholders of Cyclacel Group plc will own approximately 80% of the outstanding common stock of Xcyte, which represents approximately 73.5% of the total outstanding common stock and common stock equivalents of Xcyte (after accounting for the assumed conversion of all outstanding Xcyte convertible preferred stock).

The following table sets forth an estimate of (1) the percentage of the outstanding Xcyte common stock that would be held by Xcyte’s current common stockholders immediately following the completion of the Stock Purchase and (2) the percentage of the outstanding Xcyte common stock that would be held by Cyclacel Group plc immediately following the Stock Purchase, in each case, depending on the amount of cash and cash equivalents held by Xcyte immediately prior to the completion of the Stock Purchase.

Cash and cash equivalents held by Xcyte at Close(1)	Percentage of Common Stock to be Owned by Xcyte’s Current Common Stockholders(2)	Percentage of Common Stock to be Issued to Cyclacel Group plc(2)
$16.5	17.1%	82.9%
$17.0	17.5%	82.5%
$17.5	17.9%	82.1%
$18.0	18.4%	81.6%
$18.5	18.8%	81.2%
$19.0	19.2%	80.8%
$19.5	19.6%	80.4%
$20.0	20.0%	80.0%
$20.5	20.4%	79.6%
$21.0	20.8%	79.2%
$21.5	21.2%	78.8%
$22.0	21.6%	78.4%

(1)	The cash that Xcyte will be deemed to hold immediately prior to the completion of the Stock Purchase shall equal the amount of cash actually held plus (a) $500,000 if the closing of the Stock Purchase occurs after March 31, 2006 and on or before April 30, 2006 or (b) $1,000,000 if the closing of the Stock Purchase occurs after April 30, 2006.
(2)	These percentages do not reflect further dilution that would be caused by the conversion of Xcyte convertible preferred stock.

Adoption of New Equity Incentive Plan

Xcyte agreed to adopt, and submit to its stockholders for approval, an equity incentive plan under which Xcyte will be able to grant equity-based stock awards to its officers, employees, directors, and consultants. It is anticipated that Xcyte will make option grants to new Xcyte directors, officers, and employees following the Stock Purchase. A copy of the proposed equity incentive plan is attached to this document as Annex D.

Conditions to the Completion of the Stock Purchase

Each party’s obligation to complete the Stock Purchase is subject to the satisfaction or waiver by each of the parties, at or prior to the Stock Purchase, of various conditions, which include the following:

•	the registration statement on Form S-4, of which this document is a part, must have been declared effective by the Securities and Exchange Commission under the Securities Act of 1933 and must not be subject to any stop order or proceeding (or any proceeding threatened by the Securities and Exchange Commission) seeking a stop order;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the Stock Purchase, and no law, statute, rule, regulation, executive order, decree, injunction or other order shall be in effect which has the effect of making the Stock Purchase illegal;

•	shareholders of Cyclacel Group plc must approve the Stock Purchase and the Stock Purchase Agreement, and Xcyte stockholders must approve the issuance of Xcyte common stock in the Stock Purchase, the amendment of Xcyte’s certificate of incorporation and the equity incentive plan;

•	any waiting period applicable to the Stock Purchase under the Hart-Scott-Rodino Act or any material applicable foreign antitrust requirements must have expired or been terminated; and

•	there must not be any pending or overtly threatened suit, action or other legal proceeding asserted by a governmental entity challenging or seeking to restrain or prohibit the Stock Purchase, to impose any material limitation on the ability of Xcyte or Cyclacel Group plc to own any assets or operate their businesses or to compel Xcyte, Cyclacel, or Cyclacel Group plc to dispose of or hold separate any material assets.

In addition, each party’s obligation to complete the Stock Purchase is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	all representations and warranties of the other party in the Stock Purchase Agreement being true and correct in all respects on the date of the Stock Purchase Agreement and on the date on which the Stock Purchase is to be completed with the same force and effect as if made on the date on which the Stock Purchase is to be completed or, if such representations and warranties expressly relate to a particular date, then as of that particular date, except, in most cases, where the failure of these representations and warranties to be true and correct (without giving effect to any limitation as to materiality), individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•	the other party to the Stock Purchase Agreement having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it on or before the date on which the Stock Purchase is to be completed; and

•	the other party having delivered the documents required under the Stock Purchase Agreement for the closing of the Stock Purchase, including affiliate agreements, good standing certificates, and certificates from certain of its officers.

In addition, the obligation of Cyclacel Group plc to complete the Stock Purchase is further subject to the satisfaction or waiver of the following conditions:

•	immediately prior to the completion of the Stock Purchase, Xcyte having at least (1) $18 million in cash and cash equivalents if the closing occurs on or before March 31, 2006, (2) $17.5 million if the closing occurs after March 31, 2006 and on or before April 30, 2006, or (3) $17 million if the closing occurs after April 30, 2006;

•	the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process” to Invitrogen Corporation either having been completed or all conditions to such completion having been satisfied or irrevocably waived (the material terms of the sale of assets to Invitrogen are described in Proposal Two beginning on page 78—you should consider these terms in connection with the Stock Purchase); and

•	since the date of the Stock Purchase Agreement, there not having occurred any material adverse effect with respect to Xcyte.

In addition, the obligations of Xcyte to complete the Stock Purchase is further subject to there not having occurred any material adverse effect with respect to Cyclacel since the date of the Stock Purchase Agreement.

Each of the conditions listed in the previous three paragraphs may be waived by the party or parties whose obligations to complete the Stock Purchase are so conditioned.

The Stock Purchase Agreement provides that a “material adverse effect” means, with regard to Xcyte or Cyclacel, any effect, change, event, circumstance or development, when taken together with all other effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that is or would reasonably be expected to be or become materially adverse to the business, assets, liabilities, capitalization, financial condition or prospects of that party and its subsidiaries taken as a whole or the ability of that party to perform its obligations under, or complete the Stock Purchase or other transactions contemplated by the Stock Purchase Agreement. None of the following, alone or in combination, however, shall be deemed to constitute a “material adverse effect”:

•	any effect resulting from the announcement of the execution of the Stock Purchase Agreement or the completion of the transactions contemplated by the Stock Purchase Agreement;

•	any effect resulting from general economic conditions or conditions generally affecting the industry in which such party operates except to the extent that such party is materially disproportionately affected thereby relative to other similarly situated businesses;

•	any effect resulting from or relating to any change in accounting requirements or principals or any change in applicable laws, rules or regulations or the interpretation thereof;

•	with respect to Xcyte, any effect resulting from any change in Xcyte’s stock price or trading volume or failure to meet published revenue or earnings projections; and

•	with respect to Xcyte, the delisting or threatened or potential delisting of Xcyte common stock or convertible preferred stock from the Nasdaq Stock Market.

No Solicitation

Each of Xcyte and Cyclacel Group plc agreed that, except as described below, Xcyte and Cyclacel Group plc and their respective subsidiaries will not, nor will either party authorize or permit any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) of it or its subsidiaries to, and it shall use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly:

•	solicit, initiate, encourage, induce or knowingly facilitate any inquiry with respect to, or the communication, making, submission or announcement of, any “acquisition proposal” (as defined below);

•	furnish to any person any information with respect to it in connection with or in response to an acquisition proposal or inquiry with respect to any acquisition proposal;

•	engage in discussions or negotiations with respect to any acquisition proposal with respect to itself;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any letter of intent or similar agreement relating to an acquisition proposal.

An “acquisition proposal” includes any offer or proposal with respect to:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction (1) in which Xcyte or Cyclacel Group plc is a constituent corporation, (2) in which any individual, entity, governmental entity, or “group” (as defined under applicable securities laws) directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Xcyte or Cyclacel Group plc or any of their subsidiaries or (3) any purchase from Cyclacel Group plc or Xcyte or any of their subsidiaries of more than a fifteen percent (15%) interest in any class of outstanding voting securities of such party or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute more than fifteen percent (15%) of the consolidated net revenue, net income or book value of the assets of or fair market value of the assets of Xcyte, Cyclacel Group plc or any of their subsidiaries; and

•	any liquidation or dissolution of Cyclacel Group plc or Xcyte.

However, before obtaining the applicable Xcyte or Cyclacel Group plc stockholder approval of the transaction, each party may furnish its nonpublic information to, and may enter into discussions or negotiations with, any third party in response to a “superior offer” (as defined below) that is submitted to that party if:

•	that party has not breached the no solicitation provisions of the Stock Purchase Agreement;

•	that party’s board of directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders;

•	that party gives the other party at least one business days’ prior notice of the identity of the third party before delivering any non-public information or entering into discussions with such person;

•	that party receives from the person making the superior offer an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Xcyte and Cyclacel Group plc; and

•	contemporaneously with the furnishing of nonpublic information to a third party, that party delivers the same information to the other party if not previously delivered.

In addition, the board of directors of Xcyte or Cyclacel Group plc may withhold, withdraw, amend or modify its recommendation in favor of the Stock Purchase if that party’s board of directors determines in good faith, after consultation with its outside counsel, that the failure to withhold, withdraw, amend or modify its recommendation is reasonably likely to result in a breach of its fiduciary duties to its stockholders.

A “superior offer” means an unsolicited, bona fide written acquisition proposal for at least 50% of the assets, capital stock or voting power of a party made by a third party on terms that the board of directors of the party receiving the offer determines in good faith (after taking into account such matters as its board of directors deems relevant following consultation with its outside legal counsel and a financial advisor):

•	is reasonably likely to be more favorable, from a financial point of view to that party’s stockholders than the terms of the Stock Purchase; and

•	is reasonably capable of being consummated.

An offer will not be a superior offer if (1) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (2) if the consummation of such transaction is contingent on any such financing being obtained.

The Stock Purchase Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party fully informed on a current basis with respect to, any acquisition proposal or any inquiry or request for information relating to that acquisition proposal or any change to that acquisition proposal.

Meetings of Stockholders

Xcyte is obligated under the Stock Purchase Agreement to hold and convene a special meeting of stockholders for purposes of considering the issuance of shares of Xcyte common stock in the Stock Purchase, the amendment to Xcyte’s certificate of incorporation and approval of the equity incentive plan. This obligation is not affected by any withholding, withdrawal, modification or amendment of Xcyte’s board of directors’ recommendation.

Cyclacel Group plc is obligated under the Stock Purchase Agreement to hold and convene the Cyclacel Group plc special meeting of stockholders for purposes of considering the approval and adoption of the Stock Purchase Agreement and approval of the Stock Purchase and the voluntary liquidation of Cyclacel Group plc. This obligation is not affected by any withholding, withdrawal, modification or amendment of Cyclacel Group plc’s board of directors’ recommendation.

Covenants; Conduct of Business Pending the Stock Purchase

Xcyte agreed that it will conduct its businesses in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations, and certain contracts, and to take other agreed-upon actions. Xcyte also agreed that it would conduct its business in compliance with specific restrictions relating to:

•	declaring any dividends or making other distributions or repurchasing any securities, other than required dividend payments on Xcyte’s outstanding convertible preferred stock;

•	issuing securities, including options and warrants, other than in connection with previously-granted options and options or warrants;

•	amending or waiving any rights under, or permitting the acceleration of vesting under, any stock option plan, stock option or warrant agreement, restricted stock, or other contract relating to any equity award;

•	modifying its certificate of incorporation or bylaws other than as contemplated by the Stock Purchase Agreement or becoming a party to any merger, consolidation or similar transaction with another entity or the acquisition of equity or material assets of other entities;

•	forming any subsidiary, acquiring equity or other interests of another entity or entering into any material partnership arrangements, joint development agreements or strategic alliances;

•	making any capital expenditure or other expenditure other than in the ordinary course of business consistent with past practices;

•	entering into any material contract, or amending, terminating, waiving or exercising any material right or remedy or assigning any material right or material claim under any material contract;

•	acquiring, leasing or licensing any right or asset or selling, encumbering, disposing, transferring, leasing or licensing any right or asset or waiving any material right;

•	writing off as uncollectible, or establishing any extraordinary reserve with respect to, any receivable or other indebtedness except in the ordinary course of business consistent with past practices;

•	pledging or encumbering any assets, except for encumbrances on immaterial assets made in the ordinary course of business consistent with past practices;

•	lending money to any person, incurring or guaranteeing indebtedness, or issuing or selling any debt securities or options, warrants, calls or other similar rights to acquire any debt securities;

•	adopting or amending any employee benefit plan, paying any bonus or making any profit sharing or similar payment to or entering into or increasing the wages or fringe benefits or other compensation of any of its directors, officers, or employees except as required by law;

•	granting any material rights to any third party;

•	transferring or licensing any rights to intellectual property, or extending, amending or modifying, in any material respect, or entering into any agreement, relating to intellectual property;

•	entering into or materially modifying any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of Xcyte’s products or products licensed by Xcyte;

•	paying, discharging or satisfying any claim, liability or obligation, other than non-material amounts in the ordinary course of business;

•	changing any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any respect;

•	making any tax election, or adopting or changing any accounting method, principle or practice;

•	commencing or settling any legal proceeding;

•	entering into any material transaction or taking any other material action outside the ordinary course of business or inconsistent with past practices; or

•	agreeing or committing to take any of these restricted actions.

Cyclacel Group plc agreed that it will cause Cyclacel to conduct its businesses in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Cyclacel Group plc also agreed that it would conduct its business and would cause Cyclacel to conduct its business in compliance with specific restrictions relating to:

•	declaring any dividends or making other distributions or repurchasing any securities;

•	issuing securities, including options and warrants;

•	amending or waiving any rights under, or permitting the acceleration of vesting under, any restricted stock purchase agreement, or other contract relating to any equity award;

•	modifying its certificate of incorporation or articles of association or becoming a party to any merger, consolidation or similar transaction or the acquisition of assets that are material to Cyclacel;

•	forming any subsidiary, acquiring equity or other interests of another entity or entering into any material partnership arrangements, joint development agreements or strategic alliances;

•	making any material capital expenditure;

•	acquiring, leasing or licensing any right or asset or selling, encumbering, disposing, transferring or leasing or licensing any right or asset (other than assets that are not material or that are acquired, leased or licensed in the ordinary course of business and consistent with past practices) or waiving any material right;

•	writing off as uncollectible, or establishing any extraordinary reserve with respect to, any material receivable or other indebtedness except in the ordinary course of business consistent with past practices;

•	pledging or encumbering its assets except for encumbrances on immaterial assets made in the ordinary course of business consistent with past practices;

•	lending money to any person, incurring or guaranteeing any indebtedness, or issuing or selling any debt securities or options, warrants, calls or other similar rights to acquire any debt securities;

•	adopting or entering into any employee benefit plan, paying any bonus or making any profit sharing or similar payment to or entering into or increasing the wages or fringe benefits or other compensation of any of its directors, officers, or employees except as required by law;

•	making any grant of exclusive rights to any third party;

•	making any material tax election, or adopting or changing any accounting methods, principles or practices;

•	entering into any material transaction or taking any other material action outside the ordinary course of business or inconsistent with past practices;

•	commencing or settling any legal proceeding other than in the ordinary course of business consistent with past practices; or

•	agreeing or committing to take any of these restricted actions.

Other Agreements

Each of Xcyte and Cyclacel Group plc has agreed to use its commercially reasonable efforts to:

•	file all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the Stock Purchase;

•	take all actions necessary to complete the Stock Purchase;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the Stock Purchase;

•	obtain all consents, approvals or waivers reasonably required in connection with the transactions;

•	lift any injunction prohibiting the Stock Purchase or other transactions contemplated by the Stock Purchase Agreement;

•	ensure that this document will not contain any untrue statement of material fact or omit to state any material fact required to be stated in this document or that are necessary in order to make the statements in this document not misleading; and

•	consult and agree with each other about any public statement either will make concerning the Stock Purchase, subject to certain exceptions.

Xcyte and Cyclacel Group plc agreed that:

•	Xcyte will use commercially reasonable efforts to maintain the listing of its common stock on the Nasdaq Stock Market and to obtain the authorization for quotation of its common stock to be issued in the Stock Purchase;

•	following the Stock Purchase, Xcyte will fulfill and honor the indemnification agreements between Xcyte and each of its directors and officers and will maintain directors’ and officers’ liability insurance for Cyclacel’s directors and officers;

•	upon completion of the Stock Purchase, Xcyte’s board of directors will consist of seven directors, five of whom will be selected by Cyclacel Group plc, one of whom will be selected by Xcyte and one of whom shall be mutually agreed upon by Xcyte and Cyclacel Group plc;

•	Xcyte would adopt and approve, and submit for stockholder approval, an equity incentive plan to provide for the grant of equity incentive awards to officers, employees, directors and consultants of Xcyte following the completion of the Stock Purchase and reserve a number of shares of Xcyte common stock under the equity incentive plan equal to (i) 10% multiplied by (ii) the sum of (A) the number of shares of Xcyte common stock issued and outstanding immediately prior to the Stock Purchase, plus (B) the number of shares of Xcyte common stock expected to be issued pursuant to the Stock Purchase; and

•	Cyclacel Group plc will cause Cyclacel to use reasonable best efforts to prepare and deliver to Xcyte certain financial statements of Cyclacel.

Cyclacel Group plc Executive Equity Awards

Pursuant to the Stock Purchase Agreement, Cyclacel Group plc has agreed to settle all of its obligations under its Senior Executive Incentive Plan, as well as all other obligations of Cyclacel Group plc with respect to equity incentive compensation held by certain of its officers and directors through the issuance of an aggregate of 1,750,000 preferred shares and 1,290,000 ordinary shares of Cyclacel Group plc, which shares will be exchanged for shares of Xcyte common stock in the liquidation. Pursuant to the Stock Purchase Agreement, for the one year following the completion of the Stock Purchase, Xcyte will not grant certain of its officers and directors equity awards without the unanimous consent of Xcyte’s board of directors.

Termination

The Stock Purchase Agreement may be terminated at any time before the completion of the Stock Purchase, whether before or after the stockholder approvals have been obtained:

•	by mutual written consent of Xcyte and Cyclacel Group plc;

•

by Xcyte or Cyclacel Group plc, if the Stock Purchase has not been completed by May 31, 2006, but this right to terminate the Stock Purchase Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Stock Purchase to be completed by such date and such action or failure to act constitutes a breach of the Stock Purchase Agreement;

•	by Xcyte or Cyclacel Group plc, if a governmental entity has issued an order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the Stock Purchase, which order, decree, ruling or other action is final and nonappealable;

•	by Xcyte or Cyclacel Group plc, if the stockholders of Xcyte have not approved the issuance of Xcyte common stock in the Stock Purchase, the amendment of Xcyte’s certificate of incorporation or the equity incentive plan or if the shareholders of Cyclacel have not approved the Stock Purchase, in each case at the applicable stockholders’ meeting or at any adjournment or postponement of the applicable meeting, provided that a party may not terminate for failure of its stockholders to so approve if such failure was caused by the action or failure to act of such party and such action or failure to act is a material breach of the Stock Purchase Agreement;

•	by Xcyte or Cyclacel Group plc, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the Stock Purchase Agreement in any case such that the conditions to the closing of the Stock Purchase would not be satisfied, and such breach has not been or cannot be cured within 15 days after delivery of written notice of such breach or inaccuracy or if the breaching party has ceased using commercially reasonable efforts to cure such breach; or

•	by Xcyte or Cyclacel Group plc, if the condition to the closing of the transaction that the other party shall not have sustained a material adverse effect has become incapable of being satisfied by May 31, 2006.

Termination Fees

Fees payable by Xcyte

Xcyte must pay Cyclacel a termination fee of $100,000 if the Stock Purchase Agreement is terminated because Xcyte’s stockholders do not approve the issuance of Xcyte common stock in the Stock Purchase and an acquisition proposal with respect to Xcyte was announced prior to the Xcyte stockholder meeting and Xcyte enters into a definitive agreement with respect to such acquisition proposal within six months of the termination.

Fees payable by Cyclacel

Cyclacel Group plc must pay Xcyte a termination fee of $100,000 if the Stock Purchase Agreement is terminated because Cyclacel Group plc’s stockholders do not approve the Stock Purchase and an acquisition proposal with respect to Cyclacel Group plc was announced prior to the Cyclacel Group plc stockholder meeting and Cyclacel Group plc enters into a definitive agreement with respect to such acquisition proposal within six months of the termination.

Representations and Warranties

The Stock Purchase Agreement contains customary representations and warranties of Cyclacel Group plc and Xcyte relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	subsidiaries;

•	capital structure;

•	authorization, due execution and delivery of the Stock Purchase Agreement;

•	the absence of any conflicts or violations of each party’s agreements as a result of the Stock Purchase or the Stock Purchase Agreement;

•	financial statements and, with respect to Xcyte, documents filed with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

•	absence of material changes or events;

•	filing of tax returns and payment of taxes;

•	intellectual property;

•	compliance, permits and absence of restrictions;

•	litigation matters;

•	the absence of brokerage or finders’ fees or agents’ commissions;

•	employee benefits and related matters;

•	the absence of liens and encumbrances;

•	environmental matters;

•	the validity of material contracts to which the parties or their subsidiaries are a party and the absence of any violation, default or breach to such contracts;

•	properties;

•	approval by the board of directors;

•	votes required for approval of the proposals;

•	transactions with affiliates; and

•	with respect to Xcyte, the inapplicability of the provisions of Section 203 of the Delaware General Corporation Law to the Stock Purchase.

The representations and warranties are subject to materiality and knowledge qualifiers in many respects and will not survive the Stock Purchase, but their accuracy forms the basis of one of the conditions to the obligations of Xcyte and Cyclacel Group plc to complete the Stock Purchase.

This description of the representations and warranties is included to provide investors with information regarding the terms of the Stock Purchase Agreement. It is not intended to provide any other factual information about Xcyte, Cyclacel or Cyclacel Group plc. The assertions embodied in the representations and warranties are subject to qualifications and exceptions. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Amendment; Extension and Waiver

The Stock Purchase Agreement may be amended by the parties at any time, except that after the Stock Purchase Agreement has been approved and adopted by Cyclacel Group plc and the issuance of shares has been approved by the Xcyte stockholders, no amendment which by law requires further approval by the stockholders of Xcyte or Cyclacel Group plc shall be made without such further approval.

Expenses; Reimbursement

Whether or not the Stock Purchase is completed, all fees and expenses incurred in connection with the Stock Purchase, the Stock Purchase Agreement and the transactions contemplated by the Stock Purchase Agreement will be paid by the party incurring such fees or expenses, except that Xcyte will pay all fees and expenses incurred by it in connection with the filing, printing and mailing of this document and the registration statement of which it is a part and any amendments or supplements thereto.

AGREEMENTS RELATED TO THE STOCK PURCHASE

Voting Agreements

As a condition to Xcyte’s entering into the Stock Purchase Agreement, certain Cyclacel Group plc shareholders indicated below entered into voting agreements pursuant to which, among other things, each of these shareholders agreed, solely in his, her or its capacity as a shareholder, to vote all of his, her or its shares of Cyclacel Group plc in favor of the approval of the Stock Purchase and the liquidation and against any matter that could reasonably be expected to prevent the Stock Purchase. These Cyclacel Group plc shareholders may vote their shares of Cyclacel Group plc on all other matters.

As of January 23, 2006, the shareholders of Cyclacel Group plc that entered into voting agreements collectively owned 586,929 ordinary shares and 10,781,427 preferred shares of Cyclacel Group plc, representing approximately 57.3% of the outstanding share capital of Cyclacel Group plc and approximately 60.0% of the outstanding preferred shares of Cyclacel Group plc. All of these stockholders are executive officers, directors, or entities controlled by such persons, or 5% shareholders, of Cyclacel Group plc, respectively.

In addition, as a condition to Cyclacel Group plc’s entering into the Stock Purchase Agreement, the Xcyte stockholders indicated below entered into voting agreements with Cyclacel Group plc pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Xcyte common stock in favor of the approval of the share issuance in the Stock Purchase and the other proposals and against any matter that could reasonably be expected to prevent the Stock Purchase. These Xcyte stockholders may vote their Xcyte common stock on all other matters.

The Xcyte stockholders that entered into voting agreements include certain affiliates of Stephen Wertheimer and Robert Nelsen, each of whom are Xcyte directors and certain affiliates of Jean Deleage, a former Xcyte director. As of January 23, these stockholders collectively owned shares representing approximately 19.1% of the outstanding common stock of Xcyte.

Under these voting agreements, subject to certain exceptions, the stockholders also have agreed not to sell or transfer the Xcyte common stock and options or Cyclacel Group plc shares owned, controlled or acquired, either directly or indirectly, by them or their voting rights with respect to such shares of common stock until the earlier of the termination of the Stock Purchase Agreement or the completion of the Stock Purchase, unless each person to which any shares of common stock or any interest in any shares of common stock is transferred agrees in writing to be bound by the terms and provisions of the voting agreement.

These voting agreements will terminate upon the earlier to occur of the termination of the Stock Purchase Agreement or the completion of the Stock Purchase.

Cyclacel Affiliate Agreements

As an inducement to Xcyte to enter into the Stock Purchase Agreement, Cyclacel Group plc has agreed to use its commercially reasonable efforts to cause its affiliates to sign certain affiliate agreements. Pursuant to these affiliate agreements, if such persons are affiliates of Cyclacel Group plc at the time the Stock Purchase and liquidation are submitted to the shareholders for vote or consent, Xcyte will be entitled to place appropriate legends on the certificates evidencing any Xcyte common stock to be received by these persons, or entities, and to issue stop transfer instructions to the transfer agent for the Xcyte common stock received by the affiliates. Further, pursuant to these affiliate agreements these individuals will also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Xcyte common stock to be received by them in the Stock Purchase and liquidation.

Operations After the Stock Purchase

Following the Stock Purchase, Cyclacel will become a wholly-owned subsidiary of Xcyte. Following the liquidation of Cyclacel Group plc, the shareholders of Cyclacel Group plc will become stockholders of Xcyte, and their rights as stockholders will be governed by Xcyte’s certificate of incorporation, as then in effect, the Xcyte bylaws and the laws of the State of Delaware. See “Comparison of Rights of Holders of Xcyte Common Stock and Cyclacel Group plc Shares” on page 195.

SPECIAL MEETING OF XCYTE STOCKHOLDERS

General

Xcyte is furnishing this document to holders of Xcyte common stock in connection with the solicitation of proxies by the Xcyte board of directors for use at the special meeting of stockholders to be held on                 , 2006 and at any adjournment, postponement or continuation thereof. This document is first being furnished to stockholders of Xcyte on or about                 , 2006.

Date, Time and Place

The special meeting of stockholders will be held on                 , 2006 at          a.m., local time, at the                 .

Purpose of Xcyte Special Meeting

At the special meeting, we are asking holders of Xcyte common stock to consider and vote upon the proposals listed below and any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting:

1. A proposal to approve the issuance of Xcyte common stock pursuant to the Stock Purchase Agreement, dated as of December 15, 2005, between Xcyte and Cyclacel Group plc, pursuant to which Xcyte will purchase from Cyclacel Group plc all of the outstanding share capital of Cyclacel in exchange for newly issued shares of Xcyte common stock.

2. A proposal to approve the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process,” including all related intellectual property, all clinical data generated by Xcyte in the course of six clinical trials of its lead product, specified related documents generated and maintained by Xcyte for purposes of such clinical trials, all related raw materials, and specified agreements and equipment, to Invitrogen Corporation pursuant to the asset purchase agreement, dated as of December 14, 2005, between Xcyte and Invitrogen (which we refer to as the Asset Purchase Agreement).

3. A proposal to approve an equity incentive plan to provide for the grant of equity incentive awards to officers, employees, and directors and consultants of Xcyte following the completion of the Stock Purchase.

4. A proposal to approve the amendment of Xcyte’s certificate of incorporation to change Xcyte’s name and modify the indemnification obligations of Xcyte.

5. A proposal to approve an amendment to Xcyte’s certificate of incorporation to effect a reverse stock split of Xcyte common stock at a ratio of one share for each ten shares of common stock outstanding.

Record Date; Shares of Common Stock Outstanding and Entitled to Vote

Xcyte has fixed the close of business on                 , 2006 as the record date for determination of holders of Xcyte common stock entitled to notice of and to attend and vote at the special meeting or at any adjournment thereof. As of the close of business on                 , 2006, there were              shares of Xcyte common stock outstanding and entitled to vote. Each share of Xcyte common stock entitles its holder to one vote at the special meeting on all matters properly presented at the meeting.

Holders of Xcyte convertible preferred stock are not entitled to vote at the special meeting.

Quorum and Vote of Xcyte Stockholders Required

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Xcyte special meeting if shares of common stock representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Xcyte special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and “broker non-votes” count as being present to establish a quorum. A “broker non-vote” occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares of common stock.

The proposals to be voted on at the special meeting will require the following approvals:

1. The approval of the issuance of Xcyte common stock in the Stock Purchase requires the affirmative vote of holders of shares of common stock representing a majority of the shares of Xcyte common stock represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present. The approval of the issuance of Xcyte common stock in the Stock Purchase is a condition to the completion of the Stock Purchase, and thus a vote against this proposal effectively will be a vote against the Stock Purchase.

2. The approval of the sale of Xcyte’s T cell expansion technology known as the “Xcellerate Process” requires the affirmative vote of holders of shares of common stock representing a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting. Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the substantial completion of the proposed sale of Xcyte’s T cell expansion technology and related assets is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

3. The approval of the proposed Xcyte equity incentive plan requires the affirmative vote of holders of shares of common stock representing a majority of the shares of Xcyte common stock represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present. The approval of the equity incentive plan is a condition to the completion of the Stock Purchase, and thus a vote against this proposal effectively will be a vote against the Stock Purchase.

4. The approval of the amendment to Xcyte’s certificate of incorporation to change Xcyte’s name and modify the indemnification obligations of Xcyte requires the affirmative vote of holders of shares of common stock representing a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting. Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the approval of the amendment to Xcyte’s certificate of incorporation is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

5. The approval of the amendment to Xcyte’s certificate of incorporation to effect a reverse stock split of Xcyte common stock at a ratio of one share for each ten shares of common stock requires the affirmative vote of holders of shares of common stock representing a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting. Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the approval of the amendment to Xcyte’s certificate of incorporation is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

Xcyte stockholders who collectively held approximately 19.1% of the outstanding common stock on January 23, 2006 have entered into agreements to vote their shares of common stock in favor of the above proposals.

If you do not submit a proxy card or vote at the special meeting, your shares of common stock will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Xcyte common stock in connection with the Stock Purchase and the equity incentive plan; however, that failure will have the effect of a vote against the proposal to sell Xcyte’s T cell expansion technology and related assets to Invitrogen as well as the proposals to amend Xcytes’s certificate of incorporation.

Voting of Proxies

Xcyte requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Xcyte. Brokers holding Xcyte common stock in “street name” may vote the shares of common stock only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares of common stock. All properly executed proxies that Xcyte receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of Xcyte common stock in the Stock Purchase and the other proposals set forth in this document. Properly executed proxies, other than proxies voting against the issuance of Xcyte common stock in the Stock Purchase, will also be voted for any adjournment or postponement of Xcyte’s special meeting of stockholders for the purpose of soliciting additional votes to approve the issuance of Xcyte common stock in the Stock Purchase, if necessary. Xcyte’s board of directors does not currently intend to bring any other business before the special meeting and, so far as Xcyte’s board of directors knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Xcyte common stock beneficially owned by others to forward to such beneficial owners. Xcyte may reimburse persons representing beneficial owners of Xcyte common stock for their costs of forwarding solicitation materials to such beneficial owners. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers, employees or agents of Xcyte in person or by telephone, telegram or other means of communication. No additional compensation will be paid to directors, officers or other regular employees of Xcyte for such services.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to use by delivering to the Secretary of Xcyte a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting in person and revoking the proxy by signing a notice of revocation. Attendance at the special meeting does not in itself constitute the revocation of a proxy. Stockholders who have instructed their broker to vote their shares of common stock must follow their broker’s directions in order to change those instructions. You may also attend the Xcyte special meeting in person instead of submitting a proxy.

Solicitation of Proxies

Xcyte will pay for all costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including assembly, printing and mailing of this document and the proxy card.

MATTERS BEING SUBMITTED TO A VOTE OF XCYTE STOCKHOLDERS

PROPOSAL ONE

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE STOCK PURCHASE

At the special meeting and any adjournment or postponement thereof, Xcyte stockholders will be asked to consider and vote upon a proposal to approve the issuance of Xcyte common stock pursuant to a Stock Purchase Agreement dated as of December 15, 2005 between Xcyte Therapies, Inc., and Cyclacel Group plc. Under the Stock Purchase Agreement, Xcyte will acquire all of the issued and outstanding share capital of Cyclacel from Cyclacel Group plc in exchange for newly issued shares of Xcyte common stock. After completion of the Stock Purchase, Cyclacel will be a wholly-owned subsidiary of Xcyte. The terms of, reasons for and other aspects of the Stock Purchase are described in detail in the other sections of this document.

Required Vote

The approval of the issuance of Xcyte common stock in the Stock Purchase requires the affirmative vote of holders of a majority of the shares of Xcyte common stock represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present.

The approval of the issuance of Xcyte common stock in the Stock Purchase is a condition to the completion of the Stock Purchase, and thus a vote against this proposal is effectively a vote against the Stock Purchase.

XCYTE’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL

OF THE ISSUANCE OF XCYTE COMMON STOCK IN THE STOCK PURCHASE

PROPOSAL TWO

APPROVAL OF THE PROPOSED SALE OF XCYTE ASSETS TO INVITROGEN

Overview of the Asset Purchase Agreement

This summary highlights selected information contained in this Proposal Two of this document and may not contain all of the information that is important to you regarding Proposal Two. To understand fully the proposed sale of Xcyte’s assets and for a more complete description of the legal terms of the sale of Xcyte’s assets, you should read carefully the entire description of Proposal Two in this document and the documents that Xcyte has attached as Annexes to this proxy statement, including the asset purchase agreement attached as Annex C.

Description of the Proposed Asset Sale

On December 14, 2005, Xcyte entered into an asset purchase agreement and other related agreements with Invitrogen Corporation. Under the terms of the asset purchase agreement, Xcyte has agreed to sell Xcyte’s T cell expansion technology known as the “Xcellerate Process,” including all related intellectual property, all clinical data generated by Xcyte in the course of six clinical trials of its lead product, specified related documents generated and maintained by Xcyte for purposes of such clinical trials, all related raw materials, and specified equipment and agreements (including licenses to Xcyte), to Invitrogen in exchange for approximately $5.0 million in cash (subject to a potential purchase price adjustment) and the assumption of specified potential liabilities related to these assets. This purchase price is subject to the adjustment described under “—The Asset Purchase Agreement—Purchase Price and Purchase Price Agreement”. Xcyte will retain all of Xcyte’s cash, cash equivalents, certain other non-operating assets, and certain intellectual property unrelated to the Xcellerate Process.

Interests of Xcyte’s Directors and Executive Officers in the Proposed Asset Sale (Page 57)

In considering the recommendation of Xcyte’s board of directors with respect to the proposed asset sale, you should be aware that some of Xcyte’s directors and executive officers have certain interests in the proposed asset sale that may differ from the interests of Xcyte’s shareholders generally. Xcyte’s board of directors was aware of these interests and considered them, among other factors, in approving and recommending the proposed asset sale.

Closing of the Proposed Asset Sale

Xcyte expects to close the proposed asset sale following the satisfaction or waiver of all of the conditions to each party’s obligations under the asset purchase agreement. Xcyte anticipates completion following the special meeting.

No Regulatory Requirements for the Proposed Asset Sale (Page 56)

Xcyte does not require any material regulatory approvals to complete the proposed asset sale.

No Appraisal Rights in Connection with the Proposed Asset Sale (Page 60)

Xcyte’s shareholders will not be entitled to appraisal rights in connection with, or as a result of, the proposed asset sale.

Xcyte’s Plans Following the Completion of the Proposed Asset Sale

If Xcyte completes the proposed asset sale, Xcyte intends to complete the purchase of all of the outstanding share capital of Cyclacel, as described in this document.

Xcyte’s Reasons for the Proposed Asset Sale

Xcyte’s board of directors determined that the proposed asset sale is in the best interests of Xcyte and Xcyte’s stockholders after considering a number of factors, including the following factors that weigh in favor of the proposed asset sale:

•	Xcyte had considered alternatives to the proposed asset sale, including continued development of Xcellerated T cells and had ultimately determined that it could not complete the planned development with its available resources and that alternative development plans were unlikely to be successful in an acceptable timeframe;

•	the Xcellerate Process would not be part of the product development plans of Xcyte following its purchase of Cyclacel’s share capital;

•	Xcyte had considered other strategic alternatives, including mergers with other companies and other business combinations;

•	Xcyte was operating its business at a loss and did not have a near-term plan to achieve profitability; and

•	the value of Xcyte’s assets would continue to decline with the passage of time.

In its review of the proposed asset sale, Xcyte’s board of directors also considered a number of factors that weigh against the proposed asset sale, including:

•	the risk that the proposed asset sale might not be completed and the effect of public announcement of the proposed asset sale on the market price of Xcyte common stock; and

•	the risk that closing of the proposed asset sale may be delayed, resulting in Xcyte incurring more losses and depleting more of Xcyte’s cash reserves.

The foregoing list comprises the material factors considered by Xcyte’s board of directors in its consideration of the proposed asset sale. In view of the wide variety of factors considered, Xcyte’s board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, both positive and negative, Xcyte’s board of directors determined that the proposed asset sale is in the best interests of Xcyte and Xcyte’s stockholders and that Xcyte should proceed with the proposed asset sale.

Material United States Federal Income Tax Consequences of the Proposed Asset Sale

The following discussion summarizes the material United States federal income tax consequences to Xcyte of the proposed asset sale. Please see the section entitled “The Stock Purchase—Material United States Federal Income Tax Consequences of the Stock Purchase” on page 60 for a discussion of the federal income tax consequences to shareholders of the proposed purchase of all of the outstanding share capital of Cyclacel.

The following discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authorities and administrative rulings and practices, all as of the date hereof. The Internal Revenue Service could adopt a position contrary to that presented in the following discussion. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the proposed asset sale to Xcyte.

Federal Income Tax Consequences of the Proposed Asset Sale to Xcyte

As a result of the proposed asset sale, Xcyte will sell all of Xcyte’s operating assets to Invitrogen in exchange for approximately $5 million (subject to a potential purchase price adjustment). This amount, plus the amount of certain liabilities assumed by Invitrogen, will be allocated among all of Xcyte’s assets that are sold to

Invitrogen. Xcyte will recognize gain or loss on each of the assets sold in an amount equal to the difference between the sales price allocated to that asset and Xcyte’s tax basis in such asset.

Xcyte does not believe the proposed asset sale will result in substantial federal or state corporate income tax liability (including any alternative minimum tax liability) because of losses from operations and the availability of net operating loss carryforwards. However, tax authorities may disagree with Xcyte’s determination of Xcyte’s available operating losses or Xcyte’s allocation of the purchase price among the assets sold, or Xcyte’s operating losses could be less than anticipated, which may increase Xcyte’s income tax liability as a result of the proposed asset sale.

Anticipated Accounting Treatment of the Proposed Asset Sale

Xcyte will account for the proposed asset sale as a sale of assets and the conveyance of liabilities, in accordance with accounting principles generally accepted in the United States. Because the purchase price for the assets being sold is more than the net book value of the assets, Xcyte will record a gain of approximately $5 million in 2006 when the asset sale is finalized.

No Regulatory Requirements for the Proposed Asset Sale

Xcyte does not require any material regulatory approvals to complete the proposed asset sale.

No Appraisal Rights in Connection with the Proposed Asset Sale

Xcyte’s shareholders will not be entitled to appraisal rights in connection with, or as a result of, the proposed asset sale.

The Asset Purchase Agreement

The following is a description of the material terms of the asset purchase agreement. The following description does not purport to describe all of the terms and conditions of the asset purchase agreement. The full text of the asset purchase agreement is attached to this proxy statement as Annex C and is incorporated herein by reference. You are urged to read the asset purchase agreement in its entirety because it is the legal document that governs the terms and conditions of the proposed asset sale.

Transferred Assets

On December 14, 2005 Xcyte executed an asset purchase agreement with Invitrogen in connection with the proposed asset sale. Xcyte is proposing to sell Xcyte’s T cell expansion technology known as the “Xcellerate Process” by transferring to Invitrogen Xcyte’s interest in assets that Xcyte owns or licenses in connection with its activities related to the Xcellerate Process. Under the terms of the asset purchase agreement, the transferred assets will include:

•	specified patents, as well as any patents issuing on or claiming priority to patent applications included in such designated patents, any and all counterpart U.S., international and foreign patents and patent applications of such designated patents, and all reissues, re-examinations, divisionals, renewals, extensions, continuations and continuations-in-part of any such designated patents;

•	specified trade secrets and confidential information;

•	specified trademarks, including all goodwill inuring prior to the closing date with respect to such trademarks;

•	specified agreements and all of its rights pursuant to such agreements;

•	specified raw materials and inventory;

•	clinical data generated by Xcyte in the course of clinical trials pursuant to an investigational new drug application that is owned by, and in the possession of, Xcyte in the form in which it exists as of the closing date; and

•	specified transferred equipment.

Excluded Assets

Under the terms of the asset purchase agreement, Invitrogen will not acquire any of Xcyte’s assets other than the transferred assets described above. Specifically, Invitrogen will not acquire:

•	any of Xcyte’s cash, cash equivalents, negotiable instruments, receivables, loans and other amounts owed to Xcyte, bank deposits, securities, and similar items of Xcyte;

•	any rights to and under insurance policies of Xcyte, including rights of proceeds under these policies;

•	any confidential personnel records pertaining to any employee, any records prepared in connection with the sale of the transferred assets, any books and records that Xcyte is required by law to retain or that Xcyte determines are necessary or advisable to retain under applicable law, any financial books, records, reports, filings or information, or any information management of Xcyte;

•	any claim, right or interest of Xcyte in or to any refund, rebate, abatement or other recovery for taxes, together with any interest due thereon or penalty rebate arising therefrom, the basis of which arises or accrues prior to the closing of the asset purchase;

•	all right, title and interest in and to any licensed know-how, and other intellectual property licensed to Xcyte under any of the material business agreements and transferred agreements or other agreement to which Xcyte is a party, except those rights that may be granted to Invitrogen under the transferred agreements when the transferred agreements are transferred to Invitrogen in accordance with the asset purchase agreement;

•	all right, title, and interest in and to any intellectual property and technology invented, created, developed, or acquired by Xcyte after the closing date of the asset purchase;

•	all right, title, and interest to certain patents and patent applications designated by Xcyte; and

•	any other right, title, interest, asset, property, or other subject matter, material, and document, that is not expressly identified by the asset purchase agreement as a transferred asset.

Assumed Liabilities

Under the terms of the asset purchase agreement, Invitrogen will assume certain liabilities of Xcyte that are related to the transferred assets described above. Invitrogen will only be assuming the following liabilities of Xcyte:

•	all liabilities, obligations, and responsibilities arising after the closing under or in connection with specified business agreements and transferred agreements;

•	all liabilities, obligations, and responsibilities arising from or relating to the transferred assets, or the ownership, possession, use or operation thereof, including those based upon any exploitation of the transferred assets, licensed know-how, or other intellectual property licensed under specified business agreements or transferred agreements, to the extent arising after the closing;

•	certain permitted encumbrances on the transferred assets;

•	all liabilities, obligations, and responsibilities associated with filing, prosecuting, maintaining, and preserving the transferred intellectual property, licensed know-how, and other intellectual property and technology licensed under certain of the business agreements and transferred agreements;

•	all liabilities, obligations, and responsibilities concerning any of the raw materials and inventory or the transferred equipment, including for maintaining, preserving and protecting such raw materials and inventory and transferred equipment; and

•	certain other liabilities, obligations and responsibilities designated by the parties.

Purchase Price and Purchase Price Adjustment

In connection with acquiring the assets, Invitrogen will pay Xcyte $5.0 million in cash and will assume specified potential liabilities. The $5.0 million in cash is subject to Xcyte’s obligation to refund to Invitrogen up to $1.0 million in the event that certain rights and licenses that are being transferred to Invitrogen are terminated or narrowed in accordance with their terms as a result of certain actions and/or inactions of Xcyte prior to signing the asset purchase agreement and not as a result of actions of Invitrogen. The refund to Invitrogen would be made only to the extent that Invitrogen established that it actually lost sales as a result of such loss of rights and licenses.

Additionally, in an ancillary agreement to the asset purchase agreement, Invitrogen agreed that if Invitrogen or its affiliate receives specified sublicensing revenue in consideration for the grant, or exercise, of specified rights or licenses under intellectual property transferred or licensed to Invitrogen as a result of the asset purchase agreement, and if the total revenue received by Invitrogen and its affiliates from the sources and transactions involving the assets transferred to Invitrogen under the asset purchase agreement, or involving certain products related to such transferred assets, exceeds specified thresholds, then Invitrogen would pay to Xcyte a specified percentage of such sublicensing revenue that exceeds such thresholds. Also, if any agreement is entered into by Invitrogen in the area of chronic lymphocytic leukemia within one year of the closing of the sale of assets to Invitrogen, and if Invitrogen receives revenue under such agreement (or any amendment, restatement, or extension of such agreement) for licensing or selling in the area of chronic lymphocytic leukemia any assets that were transferred or licensed to Invitrogen as a result of the asset purchase agreement, then Xcyte will receive a higher percentage of such licensing and sales revenues, without any threshold required for payment.

Representations and Warranties

Under the asset purchase agreement, Xcyte made certain customary representations and warranties to Invitrogen, including representations and warranties related to:

•	Xcyte’s valid organization and existence and corporate authority to enter into the asset purchase agreement;

•	absence of any conflict with or violation of Xcyte’s organizational documents; absence of any requirement for any filing with, or permit, authorization, consent, or approval of, any governmental entity; and absence of any conflict with, or breach, default, acceleration of, obligations, termination rights, consent requirement, or modification or waiver of any agreement resulting from the asset sale;

•	“as-is” sale of specified tangible assets, except to the extent Xcyte was able to transfer warranties that had been provided to Xcyte;

•	Xcyte’s ownership of specified intellectual property rights and technology included among the transferred assets described above, the validity and status of specified intellectual property owned by or licensed to Xcyte, and the compliance of such assets with applicable legal requirements, as well as the right to make available to Invitrogen certain in-licensed assets;

•	transferability of the specified intellectual property and agreements;

•	Xcyte’s policy regarding employment agreements and absence of violations with respect to such agreements and absence of claims of ownership of intellectual property;

•	status and delivery of material business agreements and transferred agreements and absence of any breach and notices under such agreements;

•	absence of litigation, proceedings, decrees, orders, judgments, infringement, licenses, assignments and other encumbrances in connection with the transferred assets;

•	certain tax matters relating to the transferred assets; and

•	the sufficiency of the transferred assets to conduct Xcyte’s Xcellerate business in the manner that Xcyte currently conducts it.

Under the asset purchase agreement, Invitrogen made certain customary representations and warranties to Xcyte, including representations and warranties as to the sufficiency of its funds to complete the proposed asset sale.

This description of the representations and warranties is included to provide investors with information regarding the terms of the Asset Purchase Agreement. It is not intended to provide any other factual information about Xcyte or Invitrogen. The assertions embodied in the representations and warranties are subject to qualifications and exceptions. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Covenants

Under the terms of the asset purchase agreement, Xcyte has agreed that, at all times prior to the completion of the proposed asset sale, Xcyte will:

•	use its commercially reasonable efforts, and do all things necessary, proper, or advisable, to complete the transactions contemplated by the asset purchase agreement;

•	use its commercially reasonable efforts to obtain all required authorizations, consents, orders and approvals from governmental entities;

•	take certain actions during the one month period following the closing date to effect the transfer to Invitrogen of the transferred assets;

•	file tax returns and make property tax payments with respect to periods prior to the closing;

•	maintain the confidentiality of Invitrogen’s confidential information; and

•	hold non-transferable assets in trust for the benefit of Invitrogen if consent to the transfer is not obtained and use commercially reasonable efforts to obtain consents and approvals and take actions reasonably requested by Invitrogen in connection therewith.

Xcyte has also agreed that, at all times prior to the completion of the proposed asset sale, Xcyte will not:

•	sell, lease, license or dispose of any of the transferred assets described above, other than as may be required to fulfill any obligations under a transferred agreement or material business agreement;

•	incur or assume any material liabilities or obligations that would constitute an assumed liability of Invitrogen, other than as may be required to fulfill any obligations under any transferred agreements or material business agreements;

•	mortgage, pledge or subject any transferred asset to an encumbrance that does not exist as of the closing date, other than as may be required to fulfill any obligations under any transferred agreements or material business agreements;

•	terminate (except pursuant to its terms) or materially modify or amend any transferred agreement; or

•	agree to take any of the foregoing actions.

Closing Conditions

Invitrogen’s Conditions. Invitrogen’s obligation to complete the proposed asset sale is subject to several conditions, including the following:

•	the accuracy of all of Xcyte’s representations and warranties contained in the asset purchase agreement;

•	Xcyte’s performance of all of Xcyte’s covenants and obligations under the asset purchase agreement to be performed or complied with by Xcyte prior to the completion of the proposed asset sale;

•	delivery to Invitrogen by Xcyte of a certificate executed by an authorized officer of Xcyte to the effect that each of the foregoing conditions has been satisfied; and

•	Xcyte having delivered the remaining ancillary agreements to the asset purchase agreement.

Xcyte’s Conditions. Xcyte’s obligation to complete the proposed asset sale is subject to several conditions, including the following conditions:

•	the accuracy of all of Invitrogen’s representations and warranties contained in the asset purchase agreement;

•	Invitrogen’s performance in all material respects of all of its covenants and obligations under the asset purchase agreement to be performed or complied with by Invitrogen prior to the completion of the proposed asset sale;

•	Invitrogen having delivered the remaining ancillary agreements to the asset purchase agreement; and

•	the completion of an acquisition, or the conditions to the completion of an acquisition having been satisfied or waived, of Xcyte.

Conditions to Both Parties’ Obligations. In addition to the conditions listed above, the obligations of both Invitrogen and Xcyte to complete the proposed asset sale are subject to the following conditions:

•	the expiration or termination of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act, if applicable, and applicable foreign antitrust laws and all approvals required under applicable foreign antitrust law having been obtained;

•	the absence of any law, rule, regulation, judgment, decree, award, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the proposed asset sale illegal or otherwise prohibiting the completion of the proposed asset sale;

•	the affirmative vote of the holders of a majority of the votes represented by the shares of Xcyte common stock entitled to be cast at a special meeting to approve the asset sale; and

•	Xcyte having obtained any required consents.

Indemnification

Xcyte’s Indemnification Obligations. Under the terms of the asset purchase agreement, Xcyte has agreed to indemnify Invitrogen and its affiliates, and their respective officers, directors, stockholders, employees, representatives and agents from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) incurred or paid by Invitrogen, or any such other party, to the extent arising by reason of or resulting from:

•	any breach of any of Xcyte’s representations or warranties in the asset purchase agreement;

•	any breach or failure by Xcyte to perform or comply in all material respects with any of Xcyte’s obligations, covenants or agreements (or in all respects with respect to certain obligations, covenants and agreements) in the asset purchase agreement or any certificate, instrument or other document that Xcyte delivers to Invitrogen in connection with the proposed asset sale; and

•	one of the excluded liabilities.

However, except with respect to a failure to perform a covenant or agreement contained in the asset purchase agreement or an ancillary agreement, Xcyte is not required to indemnify Invitrogen or any other indemnified party described above until such damages exceed five percent (5%) of the purchase price. Xcyte is not required to indemnify Invitrogen for any damages arising more than twelve months from the completion of the proposed asset sale or that exceed 25% of the purchase price (in each case except with respect to a failure to perform a covenant or agreement contained in the asset purchase agreement or an ancillary agreement), nor is Xcyte liable for any indirect, special, punitive, exemplary, reliance or consequential loss or damage arising out of the asset purchase agreement. Xcyte’s liability will be net of insurance proceeds or other third party indemnities and any tax savings that reduce the impact of losses. Finally, if the proposed asset sale is completed pursuant to the terms of the asset purchase agreement, the asset purchase agreement provides that Invitrogen’s sole and exclusive remedy with respect to any and all claims arising out of or related to the asset purchase agreement will be this right to indemnification.

Invitrogen’s Indemnification Obligations. Under the terms of the asset purchase agreement, Invitrogen has agreed to indemnify Xcyte and its affiliates, and their respective officers, directors, stockholders, employees, representatives and agents, from and against all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) incurred or paid by Xcyte, or any such other party, to the extent arising by reason of or resulting from:

•	any breach of any of Invitrogen’s representations or warranties in the asset purchase agreement;

•	any breach or failure by Invitrogen to perform or comply in all material respects with any of Invitrogen’s obligations, covenants or agreements (or in all respects with respect to certain obligations, covenants and agreements) in the asset purchase agreement or any certificate, instrument or other document that Invitrogen delivers to Xcyte in connection with the proposed asset sale;

•	any failure of Invitrogen to pay, perform or otherwise discharge from and against any and all losses to the extent the losses are one of the assumed liabilities, arise by reason of or result from all obligations, responsibilities and liabilities, known or unknown, absolute or contingent, with respect to the transferred assets, the basis of which arises or accrues on or after the closing date; and

•	any liability assumed by Invitrogen.

However, except with respect to the assumed liabilities, a failure to perform a covenant or agreement contained in the asset purchase agreement or ancillary agreement, and obligations, liabilities, and responsibilities with respect to the transferred assets the basis of which arises or accrues on or after the closing date, Invitrogen is not required to indemnify Xcyte or any other indemnified party described above until such damages exceed five percent (5%) of the purchase price. Invitrogen is not required to indemnify Xcyte for any damages arising more than twelve months from the completion of the proposed asset sale or that exceed 25% of the purchase price (in each case except with respect to the assumed liabilities, a failure to perform a covenant or agreement contained in the asset purchase agreement or ancillary agreement, and obligations, liabilities, and responsibilities with respect to the transferred assets the basis of which arises or accrues on or after the closing date), nor is Invitrogen liable for any indirect, special, punitive, exemplary, reliance or consequential loss or damage arising out of the asset purchase agreement. Invitrogen’s liability will be net of insurance proceeds or other third party indemnities and any tax savings that reduce the impact of losses. Finally, if the proposed asset sale is completed pursuant to the terms of the asset purchase agreement, Xcyte’s sole and exclusive remedy with respect to any and all claims arising out of or related to the asset purchase agreement will be this right to indemnification.

Termination

The asset purchase agreement may be terminated at any time prior to the closing date:

•	by mutual written consent of the parties;

•	by Invitrogen, if Xcyte has breached Xcyte’s representations, warranties, or covenants under the asset purchase agreement and has not cured such breach within thirty (30) days of receiving written notice of the breach and the breach would cause certain conditions to not be satisfied;

•	by Xcyte, if Invitrogen has breached its representations warranties, or covenants under the asset purchase agreement and has not cured such breach within thirty (30) days of receiving written notice of the breach and the breach would cause certain conditions to not be satisfied;

•	by either party upon written notice to the other party if the closing has not occurred on or prior to April 30, 2006, unless such party’s breach was a principal cause of or resulted in the failure of the closing to occur on or before such date;

•	by either party if a governmental entity has issued an order, decree or ruling; has enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, order or award; or taken any other action (or failed to take an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by the Asset Purchase Agreement, if the order, decree, ruling or other action is final and nonappealable; and

•	by either party if Xcyte’s stockholders do not approve the proposed asset sale at the special meeting.

Costs and Expenses

Invitrogen and Xcyte are responsible for Xcyte’s own costs and expenses incurred by them in connection with the proposed asset sale. However, the parties have agreed that Invitrogen will be responsible for any transfer taxes that are payable in connection with the proposed asset sale.

Required Vote

The approval of the sale of Xcyte’s T cell expansion technology and related assets to Invitrogen requires the affirmative vote of holders of shares representing a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting.

Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the substantial completion of the proposed sale of Xcyte’s T cell expansion technology is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

XCYTE’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL

OF THE PROPOSED SALE OF XCYTE’S T CELL EXPANSION TECHNOLOGY AND RELATED ASSETS TO INVITROGEN.

PROPOSAL THREE

APPROVAL OF THE EQUITY INCENTIVE PLAN

Overview

Pursuant to the Stock Purchase Agreement, Xcyte has agreed to adopt, and submit to holders of Xcyte common stock for approval, an equity incentive plan under which Xcyte will be able to make equity incentive grants to its officers, employees, directors and consultants. On January 19, 2006, Xcyte’s board of directors determined that it is in Xcyte’s best interests and the best interests of Xcyte’s stockholders to adopt the equity incentive plan described below. Xcyte is asking the holders of Xcyte common stock to approve Xcyte’s adoption of the equity incentive plan so that Xcyte can use the equity incentive plan to achieve Xcyte’s goals and also receive a federal income tax deduction for certain compensation paid under the equity incentive plan. Xcyte’s board of directors has approved the equity incentive plan, subject to stockholder approval. Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the equity incentive plan, which is attached to this document as Annex D.

On January 19, 2006, Xcyte’s board of directors, subject to stockholder approval, adopted the equity incentive plan and reserved 986,120 shares of Xcyte’s common stock for issuance thereunder. The reverse stock split contemplated by Proposal Five of this document will not effect the number of shares reserved under the equity incentive plan which will remain at 986,120 shares following the reverse stock split. All shares available for grant under the equity incentive plan may be issued in the form of incentive stock options. As of the date of this document, no options or other awards had been granted pursuant to the equity incentive plan.

In connection with the approval of the equity incentive plan, Xcyte’s board of directors also approved, subject to the approval of the equity incentive plan by the holders of Xcyte common stock, the partial termination of Xcyte’s 2003 Employee Stock Purchase Plan, Amended and Restated 1996 Stock Option Plan and Amended and Restated 2003 Directors’ Stock Option Plan and 2003 Stock Option Plan. As a result of such partial termination, no options will be issued under such plans following the date that the equity incentive plan is approved by holders of Xcyte common stock. However, such partial termination will not affect the rights of holders of stock options outstanding under such stock option plans.

We strongly believe that the approval of the equity incentive plan is essential to our continued success. The board of directors and management believe that equity awards motivate high levels of performance, align the interests of employees and stockholders by giving employees the perspective of an owner with an equity stake in Xcyte, and provide an effective means of recognizing employee contributions to the success of Xcyte. The board of directors and management believe that equity awards are of great value in recruiting and retaining personnel who help Xcyte and its subsidiaries meet their goals, as well as rewarding and encouraging current employees. The board of directors and management believe that the ability to grant equity awards will be important to the future success of Xcyte and its subsidiaries.

Description of the Equity Incentive Plan

General. The purpose of the equity incentive plan is to provide a means by which directors, officers and other employees of Xcyte, its parent and subsidiaries can acquire and maintain ownership in Xcyte, thereby strengthening their commitment to the success of Xcyte and its subsidiaries and their desire to remain employed by Xcyte and its subsidiaries. The equity incentive plan is also intended to attract, employ and retain directors, officers and other employees, to provide such people with additional incentive reward opportunities designed to encourage them to enhance the profitable growth of Xcyte and its subsidiaries, and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, (“Section 162(m)”). The equity incentive plan permits the grant of stock options, which may be either “incentive stock options” or nonstatutory stock options, restricted stock, restricted stock units, performance units, performance shares and stock appreciation rights (each, an “Award”).

Administration. The equity incentive plan generally may be administered by Xcyte’s board of directors or the compensation committee of the board, in either case referred to as the “Administrator.” The Administrator may make any determinations deemed necessary or advisable for the equity incentive plan. The compensation committee generally will consist of two or more directors who qualify as “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934, and as “outside directors” under Section 162(m) (so that the Company is entitled to a federal tax deduction for certain compensation paid under the equity incentive plan). Notwithstanding the foregoing, the Administrator may delegate its authority to administer the equity incentive plan.

Subject to the terms of the equity incentive plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the equity incentive plan and outstanding Awards. The Administrator may not, however, reprice Awards or exchange Awards for other Awards, cash or a combination thereof, without the approval of the stockholders. The Administrator may also provide that all or a portion of an Award shall be deferred or may approve a deferral election by the Award recipient.

Eligibility. The Administrator selects the employees, consultants, and directors of Xcyte or any parent or subsidiary of Xcyte who will be granted Awards under the equity incentive plan. However, only employees may be granted incentive stock options. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Limitations. Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain of Xcyte’s executive officers. In order to preserve Xcyte’s ability to deduct the compensation income associated with options granted to such persons, the equity incentive plan provides that no employee may be granted, in any fiscal year of Xcyte, (1) options to purchase more than                 shares of Xcyte’s common stock, (2) stock appreciation rights covering more than                 shares, (3) restricted stock and restricted stock units covering more than                 shares in the aggregate, and (4) performance shares and performance units covering more than                 shares in the aggregate. Notwithstanding this limit, however, in connection with such individual’s initial employment with Xcyte, he or she may be granted (1) options to purchase an additional                 shares of Xcyte’s common stock, (2) stock appreciation rights covering an additional                 shares, (3) restricted stock and restricted stock units covering an additional                 shares in the aggregate, and (4) performance shares and performance units covering an additional                 shares in the aggregate.

Terms and Conditions of Awards. Each Award is evidenced by an Award agreement between Xcyte and the recipient, and is subject to the terms and conditions determined by the Administrator in accordance with the equity incentive plan.

Stock Options

A stock option is the right to acquire shares of common stock at a fixed exercise price for a fixed period of time. Under the equity incentive plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Xcyte, to more favorable tax treatment). The Administrator will determine the number of shares covered by each option, subject to the limitations described above.

(a) Exercise Price. The exercise price of the shares subject to each option is set by the Administrator but cannot be less than 100% of the fair market value (on the date of grant) of the shares covered by the option. In addition, the exercise price of an incentive stock option must be at least 110% of fair market value if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Xcyte or any of its subsidiaries. The aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000.

(b) Exercise of Option; Form of Consideration. The administrator determines when options become exercisable, and may, in its discretion, accelerate the vesting of any outstanding option. The means of payment for shares of common stock issued upon exercise of an option is specified in each option agreement. The equity incentive plan permits payment to be made by cash, check, other shares of Xcyte’s common stock (with some restrictions), cashless exercises, a reduction in the amount of Xcyte’s liability to the optionee, any other form of consideration permitted by applicable law, or any combination thereof.

(c) Term of Option. The term of an option may be no more than ten (10) years from the date of grant; provided, however, that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

(d) Nontransferability of Options. Unless otherwise determined by the administrator, options granted under the equity incentive plan are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee’s lifetime only by the optionee.

(e) Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the equity incentive plan as may be determined by the administrator.

Stock Appreciation Rights

Stock appreciation rights are Awards that grant the participant the right to receive an amount equal to (1) the number of shares exercised, times (2) the amount by which Xcyte’s stock price exceeds the exercise price. An individual will be able to profit from a stock appreciation right only if the fair market value of the stock increases above the exercise price. Xcyte’s obligation arising upon the exercise of a stock appreciation right may be paid in shares or in cash, or any combination thereof, as the Administrator may determine.

Awards of stock appreciation rights may be granted in connection with all or any part of an option or may be granted independently of options. There are 2 types of stock appreciation rights available for grant under the Plan. A “tandem” stock appreciation right is a stock appreciation right granted in connection with an option that entitles the participant to exercise the stock appreciation right by surrendering to the Company a portion of the unexercised related option. A tandem stock appreciation right may be exercised only with respect to the shares for which its related option is then exercisable. A “freestanding” stock appreciation right is one that is granted independent of any options.

The Administrator determines the number of stock appreciation rights granted, subject to the limits discussed above. The Administrator sets the terms of stock appreciation rights, except that the exercise price of a tandem stock appreciation right will be equal to the exercise price of the related option and the exercise price of a freestanding stock appreciation rights will not be less than 100% of the fair market value of a share on the grant date. The term of a stock appreciation right may not exceed ten (10) years from the date of grant.

When a tandem stock appreciation right granted in connection with an option is exercised, the related option, to the extent surrendered, will cease to be exercisable. A tandem stock appreciation right which is granted in connection with an incentive stock option (a) will expire no later than the date on which the related option ceases to be exercisable or expires, (b) will be exercisable only when the fair market value of the shares subject to the related incentive stock option exceeds the exercise price of the related option and, (c) the value of the payout with respect to the tandem stock appreciation right may be no more than 100% of the difference between the exercise price of the underlying incentive stock option and the fair market value of the shares subject to the underlying option at the time the tandem stock appreciation rights is exercised. A freestanding stock appreciation right, which is granted without a related option, will be exercisable, in whole or in part, at such time as the Administrator will specify in the stock appreciation right Award agreement.

Restricted Stock and Restricted Stock Units

Awards of restricted stock are shares that vest in accordance with the terms and conditions established by the Administrator. Awards of restricted stock units are shares that vest in accordance with terms and conditions established by the Administrator.

The Administrator may set vesting criteria based upon the achievement of Company-wide, subsidiary-wide, departmental, regional, functional, divisional, business unit or individual goals, applicable federal or state securities laws, or any other basis (including, without limitation, relative to the performance of other corporations or to continued employment or service), applicable federal or state securities or any other basis determined by the Committee. If the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see “Performance Goals” below for more information). The Administrator will determine the number of shares of restricted stock and the number of restricted stock units granted to any employee, consultant or director, subject to the limitations described above.

Unless the Administrator determines otherwise, shares of restricted stock will be held by the Company until any restrictions on the shares have lapsed. The Administrator may accelerate the time at which any restriction on restricted stock or restricted stock units may lapse or be removed. On the date set forth in the Award agreement, all unvested restricted stock will be forfeited to Xcyte. When the applicable restrictions have lapsed, the recipient of an Award of restricted stock units shall be entitled to receive a payout of the number of restricted stock units as specified in the Award agreement. The Administrator, in its sole discretion, may pay earned restricted stock units in cash, shares, or a combination thereof.

Performance Shares and Performance Units

Performance shares and performance units are Awards that will result in a payment to a participant only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. The applicable performance objectives will be determined by the Administrator, and may be based upon the achievement of goals which may be company-wide, subsidiary-wide, departmental, regional, functional, divisional, business unit or individual goals, applicable federal or state securities laws (including, without limitation, relative to the performance of other corporations or to continued employment or service), applicable federal or state securities or any other basis determined by the Committee. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see “Performance Goals” below for more information).

The Administrator will determine the number of performance shares and performance units granted to any employee, consultant or director, subject to the limitations described above.

Performance shares have an initial value equal to the fair market value of a share on the date of grant and performance units have an initial value that is established by the Administrator on or before the grant date. Performance shares may be granted to employees, consultants or directors at any time as shall be determined by the Administrator in its sole discretion.

Payment of earned performance units or performance shares shall be made as soon as practicable after the expiration of the applicable performance period. The Administrator, in its sole discretion, may pay such earned Awards in cash, shares, or a combination thereof. On the date set forth in the Award agreement, all unearned or unvested performance shares will be forfeited to the Company.

Performance Goals

Under Section 162(m), the annual compensation paid to our chief executive officer and to each of our other four most highly compensated executive officers may not be deductible to the extent it exceeds $1 million.

However, we are able to preserve the deductibility of compensation in excess of $1 million if the conditions of Section 162(m) are met. These conditions include stockholder approval of the equity incentive plan, setting limits on the number of Awards that any individual may receive and for Awards other than options and stock appreciation rights, establishing performance criteria that must be met before the award actually will vest or be paid.

We have designed the equity incentive plan so that it permits us to pay compensation that qualifies as performance-based under Section 162(m). Thus, the Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator’s discretion, one or more of the following performance goals may apply (all of which are defined in the equity incentive plan): cash position, earnings per share, net income, operating cash flow, operating income, return on assets, return on equity, return on sales, revenue and total stockholder return. The Performance Goals may differ from participant to participant and from Award to Award.

Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, passage of time and/or against another company or companies), (3) on a per-share basis, (4) against the performance of Xcyte as a whole or a business unit of Xcyte, and/or (5) on a pre-tax or after-tax basis. The Administrator also will adjust any evaluation of performance under a performance goal to exclude (i) any extraordinary non-recurring items, or (ii) the effect of any changes in accounting principles affecting the Company’s or a business units’ reported results.

Miscellaneous

Nontransferability. While an Award is subject to restrictions or has not fully vested, the Award generally may not be sold, transferred, pledged, assigned or otherwise alienated.

Termination of Service. If an Award recipient’s service relationship with Xcyte terminates for “cause” (as defined in the equity incentive plan), then any unexercised Award shall terminate immediately upon his or her termination of service. If an Award recipient’s service relationship with Xcyte terminates for any reason other than for “cause” (excluding death or disability), then the recipient generally may exercise the Award, to the extent vested, within thirty (30) days of such termination to the extent that the Award is vested on the date of termination (but in no event later than the expiration of the term of the Award as set forth in the Award agreement). If the recipient dies within three (3) months following such a termination, the Award generally may be exercised, to the extent vested, within 180 days’ of the recipient’s death. If an Award recipient’s service relationship with Xcyte terminates due to the his or her death, the Award recipient’s personal representative, estate, or the person who acquires the right to exercise the Award by bequest or inheritance, as the case may be, generally may exercise the Award, to the extent the Award was vested on the date of termination, within one (1) year from the date of the recipient’s death. If an Award recipient’s service relationship with Xcyte terminates due to the his or her death, the recipient’s estate, or the person who acquires the right to exercise the option by bequest or inheritance, as the case may be, generally may exercise the Award, to the extent the Award was vested on the date of termination, within one (1) year from the date of the recipient’s death. If an Award recipient’s service relationship with Xcyte terminates due to the his or her disability, the recipient, the recipient’s personal representative, estate, or the person who acquires the right to exercise the Award by bequest or inheritance, as the case may be, generally may exercise the Award, to the extent the Award was vested on the date of termination, within one (1) year from the date of the recipient’s termination, or if the recipient dies during such one-year period, within the later of one (1) year from the date of the recipient’s termination and 180 days from the recipient’s death. In no event may an Award be exercised later than the expiration of the term of the Award as set forth in the Award agreement.

Adjustments Upon Changes in Capitalization. Other than in connection with the reverse stock split described in this document, in the event that Xcyte’s common stock changes by reason of any stock split, reverse stock split, stock dividend, merger, reorganization, consolidation, recapitalization, separation, liquidation, repurchase, spin-off, split-up, share combination, reclassification or other similar change in Xcyte’s capital structure, appropriate adjustments shall be made in the number and class of shares of stock subject to the equity incentive plan, the Section 162(m) limits regarding the per-person limits on the number of Awards that may be granted to a participant in any year and in connection with the participant’s initial employment with Xcyte, the number, class and price of shares of stock subject to any Award outstanding under the equity incentive plant.

In the event of a liquidation or dissolution, all outstanding Awards will terminate immediately prior to the consummation of the proposed action, unless the Administrator determines otherwise. The Administrator may, in its sole discretion, provide that each Award recipient shall have the right to exercise all or any part of the outstanding Award, and that the restrictions on other Awards will lapse in full.

In connection with a merger with or into another corporation or a “change of control,” as defined in the equity incentive plan, each outstanding Award shall be assumed or an equivalent award substituted by the successor corporation. If the successor corporation refuses to assume the Awards or to substitute substantially equivalent awards, the Award will immediately vest and become exercisable as to all of the shares subject to such Award, or, if applicable, the Award will be deemed fully earned and will be paid out prior to the merger or change of control. In addition, if an option, stock appreciation right or right to purchase restricted stock has become fully vested and exercisable in lieu of assumption or substitution, the Committee will provide notice that the option, stock appreciation right or right to purchase restricted stock will immediately vest and become exercisable as to all of the shares subject to such Award and all outstanding options, stock appreciation rights and rights to purchase restricted stock will terminate upon the expiration of such notice period.

Amendment and Termination of the Plan. Xcyte’s board of directors may amend, alter, suspend or terminate the equity incentive plan, or any part thereof, at any time and for any reason. However, Xcyte will obtain stockholder approval for any amendment to the equity incentive plan to the extent necessary and desirable to comply with applicable law. Unless terminated earlier, the equity incentive plan shall terminate ten (10) years from the date the equity incentive plan was adopted by Xcyte’s board of directors.

Awards to be Granted to Certain Individuals and Groups

The number of Awards (if any) that an employee, consultant, or director may receive under the equity incentive plan is in the discretion of the Administrator and therefore cannot be determined in advance. Our executive officers and directors have an interest in this proposal because they are eligible to receive Awards under the equity incentive plan. No equity awards have been made under the equity incentive plan. We expect that Xcyte will grant equity awards to its executive officers following the completion of the Stock Purchase; however, the precise terms of such awards have not yet been determined.

Material Federal U.S. Income Tax Consequences of the Equity Incentive Plan

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Xcyte of Awards granted under the equity incentive plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options

No taxable income is recognized when a nonqualified stock option is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss. Note that as a result of the American Jobs Creation Act of 2004, nonstatutory stock options granted with an exercise price below the fair market value of the underlying stock may be taxable to participants before exercise of the option. As of the date hereof, how such options will be taxed is unclear.

Incentive Stock Options

No taxable income is recognized when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be capital gain or loss.

Stock Appreciation Rights

No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units

A participant generally will not have taxable income upon grant unless he or she elects to be taxed at that time. Instead, he or she generally will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid for the shares. Note that as a result of the American Jobs Creation Act of 2004, restricted stock units and performance shares may be subject to additional tax if the Award is not granted and administered in compliance with the provisions of the American Jobs Creation Act of 2004.

Tax Effect for Xcyte

Xcyte generally will be entitled to a tax deduction in connection with an Award under the equity incentive plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). As discussed above, special rules limit the deductibility of compensation paid to our Chief Executive Officer and to each of our four most highly compensated executive officers. However, the equity incentive plan has been designed to permit the Administrator to grant Awards that qualify as performance-based compensation under Section 162(m), thereby permitting Xcyte to receive a federal income tax deduction in connection with such Awards.

The foregoing is only a summary of the effect of U.S. federal income taxation upon us and award recipients with respect to the grant and exercise of Awards under the equity incentive plan. It does not purport to be complete, and does not discuss the tax consequences of the employee’s, director’s or consultant’s death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee, director or consultant may reside.

Required Vote

The approval of the proposed Xcyte equity incentive plan requires the affirmative vote of holders of shares of common stock representing a majority of the shares of Xcyte common stock represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present.

The approval of the issuance of Xcyte common stock in connection with the Stock Purchase is a condition to the completion of the Stock Purchase, and thus a vote against this proposal effectively will be a vote against the Stock Purchase.

XCYTE’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN

PROPOSAL FOUR

APPROVAL OF AMENDMENT TO XCYTE’S

CERTIFICATE OF INCORPORATION

Overview

On December 14, 2005, Xcyte’s board of directors adopted a resolution setting forth an amendment to its certificate of incorporation, declaring its advisability and directing that it be submitted to holders of Xcyte common stock at the special meeting. The amendment to the certificate of incorporation is included as Annex E to this document, and is incorporated herein by reference. This amendment would:

•	change Xcyte’s name to “Cyclacel Pharmaceuticals, Inc.”; and

•	provide for mandatory indemnification of Xcyte’s directors and officers, and for directors and officers serving as directors, officers, employees or agents of another entity at the request of Xcyte.

Name Change

If approved by Xcyte’s stockholders and filed with the Secretary of State of the State of Delaware, the amendment to the certificate of incorporation will effect a change to Xcyte’s name from “Xcyte Therapies, Inc.” to “Cyclacel Pharmaceuticals, Inc.”

Changes to Indemnification Obligations

Xcyte’s certificate of incorporation currently authorizes, but does not require, Xcyte to indemnify and advance expenses to its agents with respect to actions for breach of duty to Xcyte, its stockholders, and others. Xcyte is authorized to provide indemnification of such agents to the fullest extent permitted by law. Pursuant to the amendment of Xcyte’s certificate of incorporation, Xcyte will be required to indemnify each of its directors and officers and directors and officers serving as directors, officers, employees or agents of another entity at the request of Xcyte who has been made or threatened to be made a party or is otherwise involved in any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he or she, or a person of whom he or she is the legal representative, was a director or officer of Xcyte, or was so serving at the request of Xcyte while a director or officer of Xcyte.

Effective Date and Time

The above proposed amendments to Xcyte’s certificate of incorporation would become effective as of 12:01 a.m., New York City time on the date of the closing of the Stock Purchase.

Required Vote

The approval of the amendment to Xcyte’s certificate of incorporation requires the affirmative vote of holders of a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting.

Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the approval of the amendment to Xcyte’s certificate of incorporation is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

XCYTE’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL

OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION

PROPOSAL FIVE

APPROVAL OF AN AMENDMENT TO XCYTE’S

CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

Overview

On December 14, 2005, Xcyte’s board of directors adopted a resolution setting forth a proposed amendment to its certificate of incorporation to effect a reverse stock split of all outstanding shares of Xcyte common stock at an exchange ratio of one-for-ten, declaring its advisability and directing that it be submitted to holders of Xcyte common stock at the special meeting. Holders of Xcyte common stock are now being asked to vote upon this amendment to Xcyte’s certificate of incorporation to effect a reverse stock split whereby each ten outstanding shares of Xcyte common stock will be combined into one share of Xcyte common stock. The reverse stock split would reduce the number of outstanding (but not the authorized) shares of Xcyte common stock by a factor of ten. The text of the form of proposed amendment to the certificate of incorporation is attached hereto as Annex E and is incorporated herein by reference.

Except for adjustments that may result from the treatment of fractional shares of common stock as described below, each holder of Xcyte common stock will hold the same percentage of Xcyte’s outstanding common stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split, subject to subsequent dilution caused by the shares of Xcyte common stock to be issued in the Stock Purchase. The par value of Xcyte common stock would remain unchanged at $0.001 per share. The amendment would not change the number of authorized shares of common stock.

Reasons for the Reverse Stock Split

In addition to the fact that Cyclacel Group plc sought an agreement to effect a reverse stock split in connection with the Stock Purchase, the board of directors believes that a reverse stock split may be desirable for a number of reasons. First, Xcyte’s board of directors believes that a reverse stock split may enable Xcyte to avoid delisting of Xcyte common stock from the Nasdaq National Market or, if Xcyte’s common stock is delisted from the Nasdaq National Market prior to the effective date of the reverse stock split, the reverse stock split may enable Xcyte to become relisted on the Nasdaq National Market. Second, Xcyte’s board of directors believes that a reverse stock split could improve the marketability and liquidity of Xcyte common stock.

Nasdaq Listing. On June 6, 2005, Xcyte received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of its common stock had closed below the minimum $1.00 per share requirement and, as a result, no longer complied with Nasdaq’s continued listing criteria set by Marketplace Rule 4450(a)(5). The letter stated that Xcyte would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance, anytime before December 5, 2005, the bid price of Xcyte common stock must have closed at $1.00 per share or more for a minimum of ten consecutive business days. Xcyte did not achieve compliance with Marketplace Rule 4450(a)(5) by December 5, 2005, and Nasdaq provided notice that the common stock would be delisted from the Nasdaq National Market. Xcyte appealed Nasdaq’s determination and appeared before a Nasdaq Appeals Panel on January 12, 2006. The Nasdaq Appeals Panel has not rendered a decision on the delisting issue. The potential delisting of Xcyte common stock will be stayed until the Nasdaq Appeals Panel makes a determination as to whether to delist Xcyte common stock.

Additionally, on December 28, 2005, the Nasdaq Stock Market advised Xcyte that it considers the Stock Purchase to be a “reverse merger” under Nasdaq’s Marketplace Rules. Based on this conclusion, Nasdaq has advised Xcyte that upon closing of the Stock Purchase, Xcyte will be required to meet all of the initial inclusion criteria for initial listing on the Nasdaq National Market, including a minimum closing bid price of $5.00 per share.

Xcyte’s board of directors believes that maintaining the listing of Xcyte common stock on the Nasdaq National Market would provide a broader market for the common stock and would facilitate the use of the common stock in financing and other transactions. The board of directors approved the reverse stock split proposal partly as a means, if necessary, of increasing the share price of the common stock above $5.00 per share and to prevent future delisting actions by Nasdaq.

Potential Increased Investor Interest. Xcyte’s board of directors also believes that the increased market price of Xcyte common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Xcyte common stock and will encourage interest and trading in Xcyte common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Xcyte common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of Xcyte common stock may be harmed by the proposed reverse stock split given the reduced number of shares of common stock that would be outstanding after the reverse stock split. Xcyte’s board of directors believes, however, that the anticipated higher market price will reduce, to some extent, the negative effects on the liquidity and marketability of Xcyte common stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

Xcyte’s board of directors does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act.

The Reverse Stock Split May Not Result in an Increase in the Per Share Price of Xcyte Common Stock; There Are Other Risks Associated With the Reverse Stock Split

Xcyte’s board of directors expects that a reverse stock split of Xcyte common stock will increase the market price of Xcyte common stock so that Xcyte is able to regain compliance with the Nasdaq minimum bid price standard. However, Xcyte cannot be certain whether the reverse stock split would increase the trading price for Xcyte common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the trading price per share of Xcyte common stock after the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of common stock outstanding before the reverse stock split;

•	the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower priced stocks; and

•	the market price per post-split share would either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or that we would otherwise meet the requirements of Nasdaq for continued inclusion for trading on Nasdaq.

The market price of Xcyte common stock would also be based on Xcyte’s performance and other factors, some of which are unrelated to the number of shares of common stock outstanding. If the reverse stock split is consummated and the trading price of Xcyte common stock declines, the percentage decline as an absolute number and as a percentage of Xcyte’s overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of Xcyte common stock could be adversely affected by the reduced number of shares of common stock that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Xcyte common stock. However, the proposed reverse stock split will affect all of Xcyte’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Xcyte (except to the extent that the reverse stock split would result in any of Xcyte’s stockholders owning a fractional share as described below). Proportionate voting rights and other rights and preferences of the holders of Xcyte common stock will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any of Xcyte’s stockholders owning a fractional share as described below). For example, a holder of 2% of the voting power of the outstanding shares of Xcyte common stock immediately prior to the reverse stock split would continue to hold approximately 2% of the voting power of the outstanding shares of Xcyte common stock immediately after the reverse stock split. The number of stockholders of record also will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any of Xcyte’s stockholders owning only a fractional share as described below).

Although the proposed reverse stock split will not affect the rights of stockholders or any stockholder’s proportionate equity interest in Xcyte, subject to the treatment of fractional shares of common stock, the number of authorized shares of Xcyte common stock will not be reduced. This will increase significantly the ability of Xcyte’s board of directors to issue authorized and unissued shares of common stock without further stockholder action. The issuance in the future of such additional authorized shares of common stock may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of Xcyte common stock. The effective increase in the number of authorized but unissued shares of Xcyte common stock may be construed as having an anti-takeover effect by permitting, for example, the issuance of shares of common stock to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the certificate of incorporation or bylaws of Xcyte.

The following table contains approximate information relating to Xcyte common stock currently and under the proposed amendment based on share information as of January 23, 2006 (in thousands):

	Pre Reverse Split	1-for-10
Authorized	100,000,000	100,000,000
Outstanding	19,672,393	1,967,239

The proposed reverse stock split will reduce the number of shares of common stock available for issuance under Xcyte’s 1996 Stock Option Plan, 2003 Stock Plan, 2003 Director’s Stock Option Plan and 2003 Employee Stock Purchase Plan in proportion to the exchange ratio selected by Xcyte’s board of directors within the limits set forth in this proposal. Xcyte also has certain outstanding stock options to purchase shares of Xcyte common stock. Under the terms of the outstanding stock options, the proposed reverse stock split will effect a reduction in the number of shares of common stock subject to the option at a ratio of one-for-ten and will effect a proportionate increase in the exercise price of such outstanding stock options. In connection with the proposed reverse stock split, the number of shares of Xcyte common stock issuable upon exercise or conversion of outstanding stock options will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding.

If the proposed reverse stock split is implemented, it will increase the number of stockholders of Xcyte who own “odd lots” of less than 100 shares of Xcyte common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock.

Xcyte common stock is currently registered under Section 12(g) of the Securities Exchange Act, and Xcyte is subject to the periodic reporting and other requirements of the Securities Exchange Act. The proposed reverse stock split will not affect the registration of Xcyte common stock under the Securities Exchange Act. If the proposed reverse stock split is implemented, subject to the outcome of the Nasdaq hearing process described above, Xcyte common stock will continue to be reported on the Nasdaq National Market under the symbol “XCYT” until the completion of the Stock Purchase. Subject to completion of the Stock Purchase and the reverse stock slit, Xcyte intends to file an initial listing application with the Nasdaq National Market pursuant to Nasdaq’s “reverse merger” rules. See “Description of Xcyte Capital Stock—Nasdaq National Market Listing” beginning on page 194. If such application is accepted, Xcyte anticipates that its common stock will be listed on the Nasdaq National Market under the trading symbol “CYCC” (although Nasdaq would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

The proposed reverse stock split will not decrease the number of outstanding shares of Xcyte convertible preferred stock. However, if the reverse stock split is approved and becomes effective, the conversion price of the convertible preferred stock will be proportionately increased, and the conversion rate will be proportionately decreased, to reflect such reverse stock split. Xcyte anticipates that the conversion price of the convertible preferred stock following the reverse stock split will equal approximately $23.50. Such adjusted conversion price is equivalent to a conversion rate of approximately 0.42553 shares of common stock for each share of convertible preferred stock.

Effective Date and Time

The proposed reverse stock split would become effective as of 12:01 a.m., New York City time on the date of the closing of the Stock Purchase. On the effective date, shares of Xcyte common stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with the reverse stock split ratio of one-for-ten.

Treatment of Fractional Shares of Common Stock

No scrip or fractional shares of common stock would be issued if, as a result of the reverse stock split, a registered stockholder would otherwise become entitled to a fractional share. Instead, Xcyte would pay to the registered stockholder, in cash, the value of any fractional share interest arising from the reverse stock split. The cash payment would equal the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of the common stock as of the day immediately prior to the effective date as reported on the Nasdaq National Market. No transaction costs would be assessed to stockholders for the cash payment. Stockholders would not be entitled to receive interest for the period of time between the effective date of the reverse stock split and the date payment is made for their fractional shares of common stock.

If Xcyte’s stockholders do not hold sufficient shares of pre-split common stock to receive at least one post-split share of common stock and Xcyte’s stockholders want to hold Xcyte common stock after the reverse stock split, Xcyte’s stockholders may do so by taking either of the following actions far enough in advance so that it is completed before the reverse stock split is effected:

•	purchase a sufficient number of shares of common stock so that such stockholder would hold at least that number of shares of common stock in their account prior to the implementation of the reverse stock split that would entitle such stockholder to receive at least one share of common stock on a post-split basis; or

•	if applicable, consolidate their accounts so that they hold at least that number of shares of common stock in one account prior to the reverse stock split that would entitle them to at least one share of common stock on a post-split basis, common stock held in registered form (that is, shares of common stock held by Xcyte’s stockholders in their own name on Xcyte’s share register maintained by its transfer agent) and common stock held in “street name” (that is, shares of common stock held by such stockholder through a bank, broker or other nominee) for the same investor would be considered held in separate accounts and would not be aggregated when implementing the reverse stock split. Also, shares of common stock held in registered form but in separate accounts by the same investor would not be aggregated when implementing the reverse stock split.

After the reverse stock split, then current stockholders would have no further interest in Xcyte with respect to their fractional shares of common stock. A person otherwise entitled to a fractional share interest would not have any voting, dividend or other rights in respect of their fractional interest except to receive the cash payment as described above. Such cash payments would reduce the number of post-split stockholders to the extent that there are stockholders holding fewer than ten pre-split shares of Xcyte common stock. Reducing the number of post-split stockholders, however, is not the purpose for which Xcyte is effecting the reverse stock split.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Xcyte is domiciled and where the funds for fractional shares of common stock would be deposited, sums due to stockholders in payment for fractional shares of common stock that are not timely claimed after the effective time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect on Non-Registered Stockholder

Non-registered stockholders holding common stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by Xcyte for registered stockholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. Any stockholder that holds their shares of common stock with such a bank, broker or other nominee is encouraged to contact their nominee if they have questions in this regard.

Exchange of Stock Certificates

As soon as practicable after the effective date, stockholders will be notified that the reverse stock split has been effected. Xcyte anticipates that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-reverse split shares of common stock will be asked to surrender to the exchange agent certificates representing pre-reverse split shares of common stock in exchange for certificates representing post-reverse split shares of common stock and payment in lieu of fractional shares of common stock (if any) in accordance with the procedures to be set forth in a letter of transmittal to be sent by us. No new certificates and no payments in lieu of fractional shares of common stock will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

Stockholders should not destroy any pre-split stock certificate and should not submit any certificates until they are required to do so.

Anticipated Accounting Treatment of the Proposed Reverse Stock Split

The par value per share of Xcyte common stock will remain unchanged at $0.001 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on Xcyte’s balance sheet attributable to Xcyte common stock will be reduced proportionally, based on the exchange ratio of one-for-ten, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of Xcyte common stock outstanding. Likewise, the conversion rates of convertible preferred stock will decrease; the number of shares issuable upon the exercise of common stock warrants and common stock options will decrease; and the exercise prices of common stock warrants and common stock options will increase. Once the reverse stock split becomes effective the accompanying financial statements of Xcyte will be adjusted to retroactively reflect the impact of the reverse stock split. Xcyte does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

Xcyte’s stockholders are not entitled to dissenters’ or appraisal rights under Delaware corporate law with respect to the proposed amendment to the certificate of incorporation to effect the reverse stock split, and Xcyte will not independently provide its stockholders with any such right.

Material United States Federal Income Tax Consequence of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split to the holders of Xcyte common stock and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences, nor does it address the tax consequences that may be applicable to particular holders in light of their individual circumstances or to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-split shares of common stock were, and the post-split shares of common stock would be, held as a “capital asset,” as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

Other than the cash payments for fractional shares of common stock discussed above, no gain or loss should be recognized by a stockholder upon such stockholder’s exchange of pre-split shares of common stock for post-split shares of common stock pursuant to the reverse stock split. The aggregate tax basis of the post-split shares of common stock received in the reverse stock split (including any fraction of a post-split share deemed to have been received) would be the same as the stockholder’s aggregate tax basis in the pre-split shares of common stock exchanged therefor. The stockholder’s holding period for the post-split shares of common stock would include the period during which the stockholder held the pre-split shares of common stock surrendered in the reverse stock split. In general, stockholders who receive cash upon redemption of their fractional share interests in the post-split shares of common stock as a result of the reverse stock split would recognize gain or loss based on their adjusted basis in the fractional share interests redeemed.

Xcyte’s view regarding the tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the reverse stock split.

Required Vote

The approval of the amendment to Xcyte’s certificate of incorporation requires the affirmative vote of holders of a majority of the outstanding shares of Xcyte common stock entitled to vote at the special meeting.

Because this proposal requires the approval of the holders of a majority of the outstanding shares of Xcyte common stock, a failure to vote on this proposal is effectively a vote against this proposal. Additionally, the approval of the amendment to Xcyte’s certificate of incorporation is a condition to the completion of the Stock Purchase, and thus a vote against this proposal or a failure to vote on this proposal effectively will be a vote against the Stock Purchase.

XCYTE’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL

TO APPROVE AN AMENDMENT TO XCYTE’S CERTIFICATE OF INCORPORATION

TO EFFECT THE REVERSE STOCK SPLIT

CYCLACEL’S BUSINESS

Overview

Cyclacel is a clinical-stage biopharmaceutical company dedicated to the discovery, development and eventual commercialization of novel, mechanism-targeted drugs to treat human cancers and other serious disorders. Cyclacel describes drugs, compounds or molecules as mechanism-targeted if they are designed to affect identified biological processes through known mechanisms and novel if they have been recently discovered using advanced technologies. Cyclacel’s core area of expertise is in cell cycle biology, or the processes by which cells divide and multiply. Cyclacel focuses primarily on the discovery and development of orally available anticancer agents that target the cell cycle with the aim of slowing the progression or shrinking the size of tumors, and enhancing quality of life and improving survival rates of cancer patients. Cyclacel has been focused on the cell cycle since our inception. Cyclacel was founded in 1996 by Professor Sir David Lane, a recognized leader in the field of tumor suppressor biology who discovered the p53 protein, which operates as one of the body’s own anticancer “drugs” by inhibiting cell cycle targets. In 1999, Cyclacel was joined by Professor David Glover, a recognized leader in the mechanism of mitosis or cell division who discovered, among other cell cycle targets, the mitotic kinases, Polo and Aurora, enzymes that act in the mitosis phase of the cell cycle. Cyclacel’s expertise in cell cycle biology is at the center of its business strategy.

Cyclacel is generating several families of anticancer drugs that act on the cell cycle including Cyclin Dependent Kinase (CDK) and Aurora Kinase (AK) inhibitors. Although a number of pharmaceutical and biotechnology companies are currently attempting to develop CDK inhibitor drugs, Cyclacel believes that its lead drug candidate, seliciclib, is the only orally available CDK inhibitor drug candidate currently in Phase II trials.

Cyclacel is advancing three of its anticancer drug candidates, seliciclib, sapacitabine and CYC116 through in-house research and development activities. Cyclacel has a further seven novel drug series, five for cancer, one for HIV/AIDS and one for Type 2 Diabetes. In addition, Cyclacel has partnered with Genzyme Corporation certain preclinical stage CDK inhibitors for nephrology or inflammatory kidney disease applications. Taken together, Cyclacel’s pipeline covers all four phases of the cell cycle, which it believes will improve the chances of successfully developing and commercializing novel drugs that work on their own or in combination with approved conventional chemotherapies or with other targeted drugs to treat human cancers.

Cyclacel’s lead drug candidate, seliciclib, is a novel, orally available CDK inhibitor that has been in multi-center Phase II clinical trials for cancer. Seliciclib has been dosed to approximately 233 subjects. Cyclacel has completed two Phase I trials that enrolled 24 healthy volunteers and three Phase I trials that enrolled a total of 84 cancer patients testing different doses and schedules. The primary toxicities observed were of a non-hematological nature including asthenia or weakness, elevation of liver enzymes, hypokalemia or decreased potassium levels, nausea and vomiting and elevation in creatinine. Although these trials were designed to test safety rather than efficacy of seliciclib given alone as monotherapy in patients with solid tumors who failed multiple previous treatments, several of these patients appeared to have benefited from seliciclib treatment. These included two non-small cell lung cancer patients with stable disease for 14 and over 18 months whose cancer had previously progressed on four different chemotherapy combinations and a patient with hepatocellular or liver cancer who experienced a partial response after failing four different treatment regimens.

Seliciclib was shown in a further Phase I study sponsored and conducted by independent investigators to have clinical antitumor activity in patients with nasopharyngeal cancer, measured as a decrease in the size of primary tumor and involved lymph nodes, as well as an increase in tumor cell deaths by biomarker analyses. Four Phase II trials have been conducted in cancer patients to evaluate the tolerability and antitumor activities of seliciclib alone or in combination with standard chemotherapies used in the treatment of advanced non-small cell lung cancer or breast cancer. Interim data from two Phase II open label studies of a total of 54 patients with non-small cell lung cancer suggest that seliciclib treatment did not aggravate the known toxicities of standard first and second-line chemotherapies nor appear to cause unexpected toxicities, although these trials were not designed to provide statistically significant comparisons. The combination of seliciclib with standard dose of capecitabine was not well tolerated in patients with advanced breast cancer. The Phase II trial of seliciclib as monotherapy for the treatment of hematological cancers has been closed for accrual and Cyclacel expects to report final data within 2006.

Based on Cyclacel’s observations of tolerability and antitumor activity of seliciclib in the clinical trials conducted to date, the oral availability of seliciclib, the recommendation of a non-small cell lung cancer expert panel, and regulatory and marketing considerations, Cyclacel intends to evaluate seliciclib as stand-alone therapy in patients with non-small cell lung cancer and plan to commence a multi-center Phase IIb randomized clinical trial in the United States in early 2006. Cyclacel has retained worldwide rights to commercialize seliciclib.

Cyclacel’s second drug candidate, sapacitabine, is an orally available prodrug of CNDAC, which is a novel nucleoside analog, or a compound with a structure similar to a nucleoside. A prodrug is a compound that has a therapeutic effect after it is metabolized within the body, and CNDAC has a significantly longer residence time in the blood when it is produced in the body through metabolism of sapacitabine than when it is given directly. Cyclacel in-licensed sapacitabine from Sankyo Co., Ltd. Like CDK inhibitors, nucleosides work through cell cycle inhibition, though they do so at a different phase of the cell cycle. A number of nucleoside drugs, such as gemcitabine, are in wide use as conventional chemotherapies. Preclinical results from independent investigators reported that sapacitabine was superior to gemcitabine and 5-FU, another widely used chemotherapy, both in terms of extending survival and blocking metastases to the liver in animal models of cancer. Two Phase I studies of sapacitabine have been completed by Sankyo in the United States, evaluating 87 patients in refractory solid tumors. A Phase Ib dose escalation clinical trial is currently in progress in the United States for the treatment of patients with advanced malignancies with approximately 30 patients enrolled to date. Preliminary results from this trial were reported at the meeting of the American Society of Clinical Oncology in May 2005. The primary toxicity was reversible myelosuppression. Sapacitabine will enter an additional Phase I clinical trial in advanced leukemias and myelodysplastic syndromes in the first quarter of 2006. Cyclacel currently expects to start Phase II evaluation in 2006. Cyclacel has retained worldwide rights to commercialize sapacitabine with the exception of Japan where Sankyo has a right of first refusal to market the drug under terms to be negotiated.

Cyclacel has selected CYC116 as a lead development candidate from its Aurora kinase inhibitor program. In this program, several compounds have demonstrated efficacy by oral administration in hematological and solid tumor models with a mechanism consistent with inhibition of the target. Cyclacel expects to file an Investigational New Drug application, or IND, in 2006 and commence Phase I clinical development soon thereafter. Cyclacel has retained worldwide rights to commercialize CYC116.

To enhance its development efforts, Cyclacel is making extensive use of biomarkers in all of the clinical programs to study the effects of its drugs in the blood and tissues of patients. Biomarkers are proteins or other substances whose presence in the blood and tissues can serve as an indicator of specific cell processes. For example, in the seliciclib clinical trials, Cyclacel is working with a biomarker of apoptosis, a type of cell death. Although biomarkers are the focus of great interest within the scientific community and the FDA has issued for comment a draft guidance document that encourages submission of biomarker data, such data are not currently accepted by the FDA or other regulatory authorities as a basis for approval of drug candidates. Cyclacel nonetheless believes that biomarkers serve a useful purpose in helping to evaluate at an early stage in clinical trials whether drug candidates cause their intended effects in patients through their assumed mechanisms and whether it should continue to invest in their development. Biomarker data from early clinical trials may also enable Cyclacel to design subsequent trials more efficiently and to monitor patient compliance with trial protocols. Biomarkers may also be informative for designing improved next generation drugs working with similar mechanisms. Cyclacel believes that in the longer term biomarkers may allow the selection of patients more likely to respond to its drugs for clinical trial and marketing purposes and increase the benefit to patients.

Cyclacel expects that in the future its drug programs will increasingly result from the application of a proprietary genes-to-drugs approach, originating through the use of genomic technology from its Polgen division to identify appropriate gene targets and progressing by means of structure-based design techniques through to the development stage. This approach is exemplified by Cyclacel’s Aurora Kinase and Plk, or Polo-like kinase, inhibitor programs. Fundamentally, Cyclacel’s approach to drug discovery and development aims to improve on the ability to select promising drug targets at an early stage so as to decrease attrition rates during the later, more expensive stages of drug development, allowing Cyclacel to progress through the drug discovery and development process more quickly and efficiently and thus enhancing the chances of successfully commercializing drugs. To this end, Cyclacel has assembled a set of sophisticated discovery and development technologies, together with personnel who are highly skillful in making use of these technologies.

Cyclacel’s main research facility is located in Dundee, Scotland where structure-based drug design and development programs are carried out. This is also the location of the corporate headquarters. Cyclacel has a second research facility located in Cambridge, England. This is the location of Cyclacel’s Polgen division, which is focused on discovering the function of new cancer genes and validating their use as drug discovery targets. The medical and regulatory function is based in an administrative office in Short Hills, New Jersey. Following the Stock Purchase Cyclacel’s corporate headquarters will be based in Short Hills, New Jersey.

Cyclacel’s Business Strategy

Focus on the cell cycle and cancer

Cyclacel is and intends to remain strongly focused on the development of novel, cell cycle-based therapies for the treatment of cancer, for a number of reasons:

•	Cyclacel’s core area of expertise is in cell cycle biology and its scientists include recognized leaders in this field. In addition, the senior management has extensive experience in research, preclinical and clinical development, sales and marketing. Thus, Cyclacel believes that it is well placed to exploit the significant opportunities that this area offers for new drug discovery and development.

•	The novel, mechanism-targeted cell cycle drugs Cyclacel is developing are designed to be highly selective in comparison to conventional chemotherapies, potentially inducing death in cancer cells while sparing most normal cells which may give rise to fewer side-effects.

•	Cyclacel believes that it is the only company with an orally available CDK inhibitor drug candidate in Phase II clinical trials and that, with a deep pipeline of other anticancer drug candidates in clinical or preclinical development, Cyclacel believes it is currently well positioned to realize some of the market potential of such drugs.

Seek to develop anticancer drug candidates in all phases of the cell cycle and multiple compounds for particular cell cycle targets.

In selecting potential anticancer drug candidates, Cyclacel targets mechanisms related to all phases of the cell cycle and develops multiple compounds for each of its cell cycle targets. In this way, Cyclacel believes this maximizes the chances of successfully developing anticancer drugs while minimizing the business consequences of the failure of any one drug candidate. In the longer term, Cyclacel believes that novel cell cycle drugs acting at different phases of the cell cycle may be shown to operate synergistically among themselves, which could offer significant commercial potential. Moreover, if Cyclacel can obtain regulatory approval of one of its anticancer drug candidates, there would be opportunities to initiate combination trials involving that drug and one of its other drug candidates, with an expectation of improved sales of the approved drug and enhance Cyclacel’s cancer treatment franchise.

Cyclacel’s proprietary genes-to-drugs approach to identify drug candidates efficiently

Cyclacel expects that future drug programs will increasingly result from the application of its proprietary technologies ranging from gene discovery to drug development, or genes-to-drugs approach. This approach relies on genomic technology from Cyclacel’s Polgen division and on a set of sophisticated drug discovery and structure-based drug design technologies to identify novel drug candidates. Cyclacel believes that by devoting resources initially to enrich its target selection process, efforts can be focused on targets that have a higher probability of yielding successful candidates. In this way, Cyclacel aims to progress through the drug discovery and development process more quickly and efficiently, decreasing attrition rates during the later, more expensive stages of drug development and enhancing the chances of successfully commercializing novel drugs.

Exploit Cyclacel’s biomarker strategy to optimize drug development

Cyclacel intends to continue to use an understanding of biomarkers to improve and accelerate its clinical development of drug candidates. Cyclacel believes that biomarkers help in the evaluation of whether drug candidates are having their intended effects through their assumed mechanisms at an early stage, before committing the resources required to conduct extensive mid- to late-stage clinical trials. Biomarker data from early clinical trials may also enable the more efficient design of subsequent trials and enhance monitoring of patient compliance with trial protocols. Biomarkers may also be informative for Cyclacel’s efforts to discover improved next generation drugs working with similar mechanisms. Cyclacel believes that biomarkers may in the longer term allow the selection of patients more likely to respond to its drugs, although Cyclacel is not yet in a position to do so.

Selectively enter into partnering arrangements while developing Cyclacel’s own sales and marketing capability

Cyclacel retains all marketing rights to the compounds associated with the current clinical stage drug programs. To optimize Cyclacel’s commercial return, it intends both to enter into selected partnering arrangements and to develop its sales and marketing capability initially by retaining co-promotion rights. Generally, Cyclacel will seek to develop compounds through the Phase II proof of efficacy stage before seeking a partner. Cyclacel may be prepared to enter into partnering arrangements earlier in connection with drug programs outside the current anticancer core competency.

Cyclacel’s Drug Candidate Pipeline

The table below summarizes Cyclacel’s current clinical and preclinical programs.

Program	Indication	Development Status	Planned Activities	Target	Cell Cycle Mechanism

Oncology Programs
Seliciclib, formerly CYC202	Non-small cell lung cancer	Two Phase II combination clinical trials	File IND and commence randomized Phase IIb single-agent clinical trials in the second quarter of 2006. Data of combination trials to be reported in 2006	CDK	G1/S checkpoint and others
	B-cell hematological malignancies	One Phase II single agent clinical trial	Data to be reported in 2006	CDK	G1/S checkpoint and others
Sapacitabine, formerly CYC682	Cancer	Phase Ia clinical trials completed; Phase Ib trial in progress	Commence Phase Ib clinical trials in advanced leukemias in first quarter of 2006; start Phase II evaluation in 2006	DNA polymerase	S phase

Program	Indication	Development Status	Planned Activities	Target	Cell Cycle Mechanism
CYC116	Cancer	Preclinical	File IND in the fourth quarter of 2006	Aurora Kinase	Mitosis
CDK Inhibitors, Second Generation	Cancer	Preclinical		CDK	G1/S checkpoint and others
Clotrimazole Analogs	Cancer	Preclinical		Cyclin expression blocker	G1 phase
Plk Inhibitors	Cancer	Preclinical		Plk	G2/M checkpoint
Hdm2 Inhibitors	Cancer	Preclinical		Hdm2	G1 phase
Cyclin Binding Groove Inhibitors	Cancer	Preclinical		Cyclin binding groove	G1 phase
Non-oncology Programs
Cell Cycle Inhibitors	Inflammatory Kidney Diseases	Preclinical (Phase I trials completed with seliciclib)		CDK	G1/S checkpoint and others
Cell Cycle Inhibitors	HIV/AIDS	Preclinical		CDK	Several
GSK-3 Inhibitors	Type 2 Diabetes	Preclinical		GSK-3	N/A

Cyclacel’s Programs in Oncology

Seliciclib

Cyclacel’s lead drug candidate, seliciclib, is a Cyclin Dependent Kinase (CDK) inhibitor that is believed to cause cancer cell death by inducing apoptosis in tumor cells. Cyclacel’s preclinical studies suggested that seliciclib would provide significant therapeutic benefits in combination with approved cytotoxic drugs and in monotherapy. Phase I clinical trials have identified the doses of seliciclib which can be given to cancer patients with tolerable toxicity and appear to allow enough seliciclib to reach the patient’s bloodstream to have a potential effect on tumors. Four Phase II trials have been conducted in cancer patients to evaluate the tolerability and antitumor activities of seliciclib alone or in combination with standard chemotherapies used in the treatment of advanced non-small cell lung cancer or breast cancer. Interim data from two Phase II open label studies of a total of 54 patients with non-small cell lung cancer suggest that seliciclib treatment did not aggravate the known toxicities of standard first-and second-line chemotherapies or appear to cause unexpected toxicities, although these trials were not designed to provide statistically significant comparisons. The combination of seliciclib with standard dose of capecitabine was not well tolerated in patients with advanced breast cancer. The Phase II trial of seliciclib as monotherapy for the treatment of hematological cancers has been closed for accrual and Cyclacel expect to report final data with 2006.

Seliciclib is orally available and one of few anticancer compounds that can be taken by mouth. Oral dosing is more convenient for patients, reduces the costs of treatment and allows greater flexibility in the dosing. In addition, because seliciclib acts on the cell cycle to induce death in cancer cells while sparing most normal cells, Cyclacel believes it may have an improved therapeutic advantage over conventional anticancer drugs.

Cancer remains a major life-threatening disease in the United States. In 2004, 563,700 people were expected to die from cancer in the United States. An estimated 173,770 new cases of lung and bronchus cancer, 15,270 new cases of multiple myeloma, 33,440 new cases of leukemia of which 8,190 are chronic lymphocytic leukemia, and 62,250 new cases of lymphoma, of which 54,370 are non-Hodgkin’s lymphoma, including 2,200 with mantle cell lymphoma, and 7,880 Hodgkin’s disease, were forecast.

Scientific Background

Seliciclib inhibits several CDK enzymes by blocking the binding site for adenosine triphosphate, or ATP. Blocking ATP binding stops CDK enzymes from activating proteins required for the completion of the cell cycle. This leads to apoptosis in cancer cells. Cyclacel has shown in preclinical tests that seliciclib selectively inhibits its target CDK enzymes, without affecting closely-related, non-target enzymes. Cyclacel has also shown that seliciclib is active in cell lines resistant to conventional chemotherapy.

Seliciclib is a low molecular weight compound with a relatively simple structure and so exhibits the chemical characteristics of other compounds that have been successfully developed as drugs. Its manufacture is relatively inexpensive, requiring a three-step chemical synthesis.

Clinical Trials

The following table provides information with respect to the clinical trials that have been conducted to date with seliciclib in which approximately 233 patients have been dosed.

Trial	Subjects	Methodology	Key Findings

Phase I: pharmacokinetics (2001)	5 patients with cancer who had failed multiple chemotherapies	Single escalating daily doses—50mg, 100mg, 200mg.	Well-tolerated and absorbed when taken by mouth.

Phase I: pharmacokinetics and tolerability (2001 and 2002)	24 healthy volunteers in 2 separate trials each with 12 patients	Single escalating daily doses—50mg, 100mg, 200mg, 400mg, 800mg. Cross over bioavailability study.	Well-tolerated and absorbed when taken by mouth. Elevated liver enzymes were noted in one volunteer.

Phase I: safety (2003)	22 patients with cancer who had failed multiple chemotherapies (21 treated)	Two doses daily, seven days out of 21.	Dose limiting toxicities were non-hematological. One out of 21 patients achieved stable disease for four or more months.

Phase I: tolerability (2003)	57 patients with cancer who had failed multiple chemotherapies (56 treated)	Two doses daily, five days out of 21 or 10 days out of 21 or three days out of 14 or three doses daily for 3 days out of 14.

Out of 56 patients:

6 patients achieved stable disease for four or more months of which 2 non-small cell lung cancer patients had stable disease for 14 and over 18 months, respectively.

1 hepatocellular cancer patient achieved partial response.

Trial	Subjects	Methodology	Key Findings
Phase I: monotherapy for biomarker assessment (ongoing): investigator sponsored	16 patients with nasopharyngeal cancer	Two doses daily of 400mg or 800mg each on days 1-3 and days 8-12.

Tumors sampled before dosing with seliciclib and 12 days after seliciclib dosing for biomarker analyses. Preliminary data from 13 patients treated at a dose with minimal toxicities:

7 patients had greater than 25% reduction in cervical lymph nodes 1 patient had shrinkage of primary tumor and 4 patients had a reduction in Epstein-Barr Virus copy counts, a marker of disease burden: tumor necrosis was seen in tumor biopsy samples after seliciclib dosing

Phase IIa: combination (closed)	16 patients with breast cancer (14 treated)	Two doses daily of 600mg or 800mg each on days 1-5 of 21 day cycle, in combination with two doses daily of capecitabine by mouth of 1000 or 1250mg/m2 on days 2-15 of first cycle and 1-14 subsequently.

Study closed earlier than intended as seliciclib treatment in combination with capecitabine was not well tolerated at dose levels studied. Preliminary data from evaluation of 14 patients:

2 partial response.

5 with stable disease.

Phase II: monotherapy (closed to accrual)	38 patients (37 treated) with B-cell hematological malignancies (B-cell chronic lymphocytic leukemia, mantle cell lymphoma, multiple myeloma)	Two doses daily of 1600mg each on days 1-3 of 14 day cycle as a single agent.	Trial has enrolled a total of 38 patients distributed nearly equally among the three diseases. Preliminary data from evaluation of these patients: 1 with partial response 17 with stable disease

Trial	Subjects	Methodology	Key Findings

Phase IIa: combination (closed to accrual)	47 patients with non-small cell lung cancer	Two doses daily of 400mg or 800mg or 1200mg each on days 1-4, 8-11 and 15-18 of each 21 day cycle, in combination with 1000mg/m2 gemcitabine by infusion on days 5 and 12 with 75mg/m2 cisplatin by infusion on day 5.

Two doses daily of 800mg is recommended Phase II close for combining with gemcitabine and cisplatin. Preliminary data showed that 38 patients were entered at the 800mg dose level and among these 38 patients

9 with partial response

8 with stable disease

Phase IIa: combination (current)	7 patients with non-small cell lung cancer	Two doses daily of 1600mg each on days 2-4 of each 21 day cycle, in combination with a one hour infusion of 75mg/m2 of docetaxel on day 1 of each cycle.	Trial terminated after 7 patients because of slow recruitment rate. Preliminary data from evaluation of 5 patients: 1 with partial response 4 with stable disease.

Extension study (current)	5 patients who received benefit in previous trials and opted to remain on seliciclib treatment	Dose as per the initial clinical trial the patient was originally entered into	5 patients have been enrolled from the Phase II B-cell hematological malignancies monotherapy trial (two with myeloma and three with B-CLL, one of the myeloma patients has been reported to have a partial response).

As indicated above, Cyclacel has undertaken several Phase I trials with seliciclib to evaluate safety, tolerability and pharmacokinetics in both single and multiple doses in a total of 106 subjects, including 24 healthy volunteers, 82 heavily pre-treated cancer patients who failed multiple chemotherapies. Although these Phase I trials were not designed to test efficacy and do not support any conclusion with respect to efficacy, a number of patients with solid tumors such as adenomatous of unknown primary, adrenal, liver, non-small cell lung, ovarian, parotid and thymoma, appeared to have benefited from disease stabilization with seliciclib treatment. Overall, out of a total of 77 cancer patients in Phase I trials that were administered with multiple seliciclib doses, 7 patients were assessed with stable disease over four months or longer, with two non-small cell lung cancer patients stable for 14 and over 18 months, after failing four different prior treatment regimens. In addition, one patient with liver cancer was assessed as a partial response after several cycles of seliciclib following failure of four different treatment regimens.

Investigators observed dose limiting toxicities of asthenia, elevated liver enzymes, hypokalemia or lowered potassium levels and nausea and vomiting. These toxicities appeared to increase with dose and duration of dosing and were reversible after dosing ceased. However, their mechanisms are not yet fully understood.

Seliciclib is also being evaluated in an investigator-sponsored trial as a single agent in patients with nasopharyngeal cancer (NPC), a cancer thought to be associated with Epstein - Barr virus (EBV) infection. The primary objective of this trial was to determine in vivo cellular effects of seliciclib on NPC, specifically on cell cycle regulation and apoptosis. The drug was well tolerated at the twice daily dose of 400mg. Tumor samples were obtained before dosing with seliciclib and 12 days after for biomarker analyses. Preliminary data from 13 patients treated at 400mg dose level showed that 7 patients had greater than 25% reduction in cervical lymph nodes, one patient had shrinkage of primary tumor and 4 patients had a reduction in EBV copy number, a marker of disease burden. In addition, tumor necrosis was seen in tumor biopsy samples after seliciclib dosing.

Cyclacel has conducted four open label Phase II trials of seliciclib as a single agent or in combination with standard chemotherapies, undertaken under the guidelines of the U.K. Medicines and Healthcare products Regulatory Agency and other regulatory authorities. Cyclacel expects to report final data from these studies in 2006.

In order to assist Cyclacel’s plans for further development of seliciclib as a treatment for non-small cell lung cancer, it convened an expert panel of five lung cancer clinical experts in June 2005. After reviewing available data on seliciclib the panel recommended the commencement of a Phase II trial of single agent seliciclib in patients with advanced non-small cell lung cancer, preferable using a randomized study design to compare seliciclib as a single agent against best supportive care. Based on its observations of tolerability and antitumor activity in the clinical trials conducted to date, the oral availability of seliciclib, the recommendations of the non-small cell lung cancer expert panel, regulatory and marketing considerations, Cyclacel plans to evaluate seliciclib as stand-alone therapy in patients with non-small cell lung cancer, file an IND and commence a multi-centre Phase IIb randomized clinical trial in the United States in the second quarter of 2006.

Biomarker Program

Cyclacel’s seliciclib biomarker program is founded on a well-developed understanding of the cellular effects of this compound. The aim of this program is to identify specific biomarkers that will allow Cyclacel to measure and predict seliciclib’s action in individual patients with respect to drug activity, toxicity and tumor response and, in the longer term, assist in patient selection. Statistical analysis is carried out on multiple samples from individual patients but the overall number of patients is not sufficient to carry out formal statistical analysis on groups.

Seliciclib is known to cause cancer cell death by inducing apoptosis in tumor cells. Cyclacel is currently studying a specific cancer cell death or apoptotic biomarker. Analyzing blood samples drawn from 48 patients treated with seliciclib in its Phase I trials, Cyclacel observed statistically significant changes in the levels of this biomarker in 29 individuals (using a non-paired unequal variance Student T test). In some cases there was also a correlation of these biomarker test results with clinical benefit as observed by the Phase I and Phase II investigators.

By correlating these findings with similar data collected with an alternative cancer cell death biomarker Cyclacel was able to establish a dose-response relationship for both tests and the doses of seliciclib administered to patients in Phase I and Phase II clinical trials. Cyclacel believes that this demonstration of a pharmacodynamic relationship supports a recommendation of a clinical dose for further seliciclib clinical trials.

Sapacitabine

Cyclacel’s second drug candidate, sapacitabine, is an orally available novel nucleoside analog. Nucleoside drugs work by inhibiting the S phase of the cell cycle. A number of nucleoside drugs such as gemcitabine are in widespread use as conventional chemotherapies for the treatment of solid cancers as are cytarabine analogs for the treatment of blood cancers. Independent investigators at the Roswell Park Cancer Institute in Buffalo, New York, reported preclinical data showing that sapacitabine was superior to gemcitabine or 5-FU, another widely used chemotherapy, both in terms of extending survival and blocking metastases to the liver. Two Phase I studies of sapacitabine have been completed by Sankyo, and a third Phase Ib clinical trial initiated by Cyclacel is currently in progress in the United States for the treatment of patients with advanced malignancies. Sapacitabine will enter a Phase I clinical trial in patients with advanced leukemias and myelodysplastic syndromes in the first quarter of 2006.

In addition to offering potentially greater efficacy than other nucleoside analogs, sapacitabine can be taken by mouth, whereas most conventional nucleoside drugs must be administered by injection. Oral dosing is more convenient for patients, reduces the costs of treatment and allows greater flexibility in terms of dosing. Side-effects associated with sapacitabine are generally comparable to those associated with conventional nucleoside chemotherapies, such as gemcitabine. There are three classes of anticancer agents on the market that are analogous to sapacitabine: fluorouracil analogs, like capecitabine and 5-FU; 2 deoxycytidine analogs, like cytarabine and gemcitabine, the market leading nucleoside analog; and purine analogs, like 6-mercaptopurine. In 2004, sales for Roche’s capecitabine brand, Xeloda, were $431 million, and for Eli Lilly’s gemcitabine brand, Gemzar, $1.2 billion.

Scientific Background

Sapacitabine is a prodrug of the novel nucleoside CNDAC (2~-cyano-2~-deoxy-arabinofuranosylcytosine). A prodrug is a compound that has a therapeutic effect after it is metabolized within the body. CNDAC has a significantly longer residence time in the blood when it is produced in the body through metabolism of sapacitabine than when it is given directly. CNDAC is activated by deoxycytidine kinase enzymes and is inactivated by cytidine deaminase, both of which are enzymes found in abundance in certain tumor tissues. Sapacitabine’s chemical structure contains a feature designed to protect the drug from degradation by cytidine deaminase while still benefiting from the activating effect of deoxycytidine kinase. This same feature increases availability of sapacitabine by mouth.

Activation of sapacitabine leads to inhibition of the enzyme DNA polymerase. This disrupts the replication of DNA during the S phase of the cell cycle, inducing cell arrest and apoptosis. Sapacitabine also appears to have a secondary beneficial mechanism. By imitating a DNA molecule which the cell includes in a DNA strand, sapacitabine induces spontaneous DNA strand breaking resulting in termination of the DNA chain and cell death by apoptosis.

Clinical Trials

Sapacitabine has been the subject of two Phase I studies in the United States conducted by Sankyo to explore safety and pharmacokinetics. The two completed trials have treated 87 patients with a variety of cancers, who were dosed by mouth either three or five days per week for four weeks of a six week cycle. Overall, 12 patients were assessed with stable disease and were on study for 4 months or longer. One patient with a gastrointestinal stromal sarcoma (GIST) cancer, a form of sarcoma, remained on sapacitabine treatment for over 4 years with stable disease. A further patient with ovarian cancer experienced a minor response. Dose limiting toxicities were myelosuppression including leukopenia and neutropenia, thrombocytopenia, neutropenic fever and sepsis. One patient died of apnea in the setting of myelosuppression and the death was considered possibly drug-related. Cyclacel is currently conducting a Phase Ib clinical trial in the United States to assess dose and schedule variations and to establish bioequivalence of a new formulation which is different from that used in the previous Phase I trials. Cyclacel is dosing patients with sapacitabine twice daily on days 1-14 of a 21 day schedule. Thirty patients have been dosed to date of which eight have received the new formulation. Myelosuppression remains the major dose limiting toxicity in this trial. One patient died due to septic candidemia in the setting of grade 4 febrile neutropenia and thrombocytopenia. Cyclacel plans to initiate under its current IND an open label Phase I clinical trial in patients with advanced leukemia and myelodysplastic syndromes in the first quarter of 2006. This study will establish a recommended dose and examine the safety and tolerability of sapacitabine in this patient population. In addition, Cyclacel intends to characterize the pharmacodynamic effect of sapacitabine in leukemia cells, to evaluate the relationship between sapacitabine dose and its effect in leukemia cells and to correlate the effect in leukemia cells with clinical response.

Biomarker Program

To enhance its development efforts, Cyclacel is developing biomarkers for use in the sapacitabine clinical trials. Cyclacel has obtained data from preclinical in vivo studies in which microarray profiling of the entire human genome from 47 tumor xenografts suggests that the expression levels of a set of five genes can predict tumor response to sapacitabine with greater than 90% accuracy. If the data is favorable, Cyclacel may seek to design a Phase II trial in which data would be collected that distinguishes among patient groups, or cohorts, based on the different gene expression profiles. If Cyclacel can then establish a correlation between this data and response to sapacitabine in the Phase II trial, this would inform the design of a pivotal Phase III trial exploiting these findings that is more likely to succeed, smaller in size and less expensive to conduct than would otherwise be the case.

Cyclacel also intends to analyze biomarkers to assess the efficacy of sapacitabine in inducing cell death in cancer cells. Cyclacel’s preliminary data suggest that sapacitabine-induced cell death can be detected with the same biomarkers being used in the seliciclib trials.

Aurora Kinase inhibitors

Aurora Kinases are a family of serine/threonine protein kinases that are only expressed in actively dividing cells and are crucial for the process of cell division or mitosis. These kinases are often found to be overexpressed in breast, colon, pancreatic and bladder tumors. Recent genetic evidence suggests that the human Aurora A kinase gene is linked to cancer susceptibility. As important regulators of both genomic integrity and cell cycle progression in cancer cells the Aurora Kinases represent an attractive target for anticancer drug development.

Cyclacel has identified a series of compounds acting through inhibition of Aurora Kinases which are being developed for oncology therapeutic applications. Several compounds have demonstrated efficacy by oral administration in hematological and solid tumor models with a mechanism consistent with inhibition of the target. Cyclacel has selected CYC116, an orally available drug, as its clinical development candidate from the Aurora Kinase inhibitor program. Preclinical studies including safety, toxicology and metabolism, sufficient for an investigational new drug application, or IND, are underway for this drug candidate. Cyclacel currently plans to file an IND and initiate Phase I trials of CYC116 in the fourth quarter of 2006.

Other Oncology Programs

Second Generation CDK Inhibitors

Cyclacel has discovered over 600 novel CDK inhibitors that are members of a different chemical family than seliciclib. Based on their observed properties in preclinical tests, Cyclacel believes that these second-generation compounds may prove to be even more potent anticancer agents than seliciclib. Certain of these compounds selectively inhibit individual CDK targets and some multiple CDKs at picomolar concentrations, which means that they are much more potent than publicly disclosed CDK inhibitors. Several are orally available, inhibit tumor growth in vivo and appear to act upon the cell cycle by inducing apoptosis in cancer cells.

Clotrimazole Analogs

Cyclacel has licensed from Lorus Therapeutics, Inc. a group of compounds based on CYC381, an orally available analog of clotrimazole, a commonly used antifungal drug. Investigators at Harvard Medical School observed that clotrimazole analogs exhibit anticancer activity by inhibiting internal calcium channels in cells and blocking the expression of important cell cycle targets called cyclins. Extensive preclinical testing prior to Cyclacel’s licensing CYC381 suggested that it may be active in slowing the progression of several solid tumors in vivo. CYC381 is a racemic mixture or a combination of two different chemicals, called enantiomers, which cannot be easily separated. It is often not clear whether a chemical or biological response is attributable to one or more than one enantiomer and consequently it can be difficult to obtain regulatory approval to test in humans drugs that are racemic mixtures. Cyclacel succeeded in separating the two enantiomers of CYC381 and established that they are not chemically interchangeable. Before progressing into further development Cyclacel must reproduce evidence of anticancer activity by one or more enantiomers with that reported by others before licensing CYC381.

Plk Inhibitors

Cyclacel’s Polo-like kinase, or Plk, inhibitor program targets the mitotic phase of the cell cycle with the objective of identifying potent and selective compounds which inhibit Plk1, a kinase active during mitosis. Inhibition of Plk1 results in cell cycle arrest at the G2/M checkpoint and induces apoptosis in cancer cells. Cycacel’s Plk inhibitor program represents the first target gene that has emerged through the target validation process at Cyclacel’s Polgen division and progressed to the drug discovery and chemistry stage. Because little was known about the nature and structure of Plk1, and because Plk has never been crystallized, Cyclacel relied on advanced computer modeling and software-based design techniques to identify a series of compounds which selectively inhibit Plk.

Hdm2 Inhibitors

One of the key cell cycle regulatory proteins is p53. When active, p53 causes cell arrest at the G1/S checkpoint, inducing apoptosis in cancer cells. Under normal circumstances, p53 is held in an inactive form by binding to another regulatory protein, Hdm2. In this program, Cyclacel is investigating ways of disrupting the interaction between Hdm2 and p53, thus activating p53. Through virtual screening technologies, Cyclacel has identified two small molecule groups capable of breaking the binding between p53 and Hdm2.

Cyclin Binding Groove Inhibitors

The activity of CDK can be inhibited by two methods, either by blocking the ATP site, as is the case with seliciclib, or by inhibiting the substrate binding site on the cyclin protein. Preventing the cyclin from binding results in cell cycle arrest and induces apoptosis in cancer cells. Cyclacel is currently investigating the development of such cyclin binding groove inhibitors, continuing a program that was the subject of a two-year collaboration with AstraZeneca that concluded in mid-2003. Cyclacel retains all of the intellectual property associated with this program upon its conclusion.

Non-oncology Programs

Cell Cycle Inhibitors in Inflammatory Kidney Disease

Preclinical results from several independent investigators suggest that cell cycle inhibitors such as seliciclib may also have a therapeutic benefit in the treatment of patients with inflammatory kidney diseases, which are sometimes referred to as glomerulonephritis. Glomerulonephritis encompasses a number of different kidney diseases, which are classified either according to the likely cause of inflammation, such as a viral infection, or whether the main pathological finding is abnormal cell proliferation or tissue scarring. Because seliciclib acts to arrest the progress of the cell cycle, Cyclacel believes it may be particularly effective in treating those forms of glomerulonephritis characterized by excessive cell proliferation. The most common forms of these are IgA nephritis and lupus nephritis.

Investigators from New York University, working with collaborators from Columbia University, Mount Sinai and Roswell Park Cancer Institute, reported that seliciclib slowed down or reversed collapsing glomerulopathy, one of the most severe forms of kidney failure. Nephrologists or kidney specialists at the University of Washington in Seattle and at the University of London separately reported statistically significant results showing that seliciclib reduced proliferation of kidney cells, reduced protein levels in the urine and reduced the number of crescent-shaped cells, a marker of prognosis of the eventual course of kidney disease. Investigators from Mount Sinai Hospital in New York reported that seliciclib was effective in a model of HIV-associated nephritis, or HIVAN. Nephrologists at an Italian university reported statistically significant evidence that seliciclib prolonged survival in a model of lupus nephritis.

In addition to Phase I testing of seliciclib in healthy volunteers discussed in the “Seliciclib” section above, Cyclacel initiated a Phase IIa clinical trial to examine the effect of seliciclib in patients with IgA nephritis. A total of five patients were dosed with seliciclib every day for 28 consecutive days. Two patients completed dosing without problems, but in three patients liver enzyme elevations indicating possible hepatic toxicities were observed by day 14, two of which were classed as “serious adverse events” under the trial protocol. The hepatotoxicity resolved after cessation of drug dosing. This study was stopped prematurely due to safety concerns regarding the hepatic toxicity in this patient population. Consultation with outside liver specialists was obtained. The mechanisms underlying the observed hepatotoxicity are not known from the available information and experimental results. It was recommended that future trials in nephritis patients should consider intermittent dosing provided that the intermittent dosing is efficacious in animal models.

Cyclacel has recently entered into an evaluation and option agreement with Genzyme Corporation under which Genzyme is evaluating two preclinical stage CDK inhibitors for development as drugs for renal disease. (see Collaboration and Other Agreements).

CDK Inhibitors in Virology

Cell cycle inhibitors may be useful in the treatment of viral diseases to the extent that drugs can be developed that prevent the replication of virus-infected host cells and cause their death by apoptosis while sparing most uninfected cells. If this is proven in humans, cell cycle inhibitors may have significant potential in this area, as they do not interfere with viruses and are less likely to induce viral resistance, a major cause of failure in antiviral drugs that attack the virus itself. There has been extensive discussion in the scientific literature regarding the application of CDK inhibitors in virology. Several publications by independent investigators suggest that roscovitine, the chemical precursor of seliciclib, has activity in preclinical models of infection by cytomegalovirus, or CMV, the cause of retinitis in the eye; Herpes Simplex Virus, or HSV, the cause of genital herpes; HIV, the cause of HIV/AIDS; and Varicella Zoster Virus, the cause of shingles and chickenpox. Cyclacel is interested in the commercial opportunity that cell cycle inhibitors present in virology, particularly HIV/AIDS, and believes that it has more potent and more specific drugs than roscovitine in its compound libraries.

Cyclacel is investigating a number of compounds in this program, some of which appear to be highly active against HIV in biological tests and induce antiviral effects that may be as or more potent than many existing HIV/AIDS therapeutic agents. Moreover, Cyclacel has hypothesized that cell cycle inhibitor drug therapies may be less prone to cause the emergence of drug resistant HIV/AIDS, although prolonged clinical testing would be required to test this hypothesis. Cyclacel intends to progress this program through collaboration with groups who are specialized in anti-viral research.

GSK-3 Inhibitors in Type 2 Diabetes

Glycogen Synthase Kinase-3, or GSK-3, inhibition is an essential element in the body’s regulation of blood sugar. GSK-3 regulates the glycogen synthase enzyme that indirectly controls glucose levels. Insulin controls the regulation of energy conversion and storage by interacting with its receptor which results in the activation of PI-3 kinase that in turn inhibits GSK-3. In adult onset or Type 2 Diabetes, GSK-3 is not inhibited because the insulin receptor is not operating properly. As a result, Cyclacel believes that GSK-3 inhibitor drugs may be suitable for development as Type 2 Diabetes therapies. The structures of GSK-3 and CDK are very similar. In Cyclacel’s cancer programs, it was desirable to discover highly specific CDK inhibitors that do not inhibit GSK-3. Cyclacel’s work in this area prompted the investigation of highly specific GSK-3 inhibitors that do not inhibit CDK.

Cyclacel has identified four chemical families of GSK-3 inhibitors some of which are potent at picomolar concentrations, representing the most potent GSK-3 inhibitor compounds disclosed in the literature. Importantly, while all other disclosed GSK-3 inhibitors lead to accumulation of beta-catenin, a protein associated with tumor growth, three out of four of our GSK-3 inhibitor families do not induce beta-catenin accumulation. This is an important characteristic, as Cyclacel would expect patients to take this type of drug on an on-going basis. Cyclacel has selected two lead compounds from this series, both of which have achieved proof-of-concept in a standard model of diabetes, demonstrating stimulation of glycogen synthase, improvement in glucose tolerance and regulation of triglycerides. Cyclacel intends to progress this program through collaboration with groups who are specialized in diabetes research.

Cyclacel’s Drug Discovery and Design Process

Cyclacel expects that in the future drug programs will increasingly be based on proprietary genes-to-drugs approach to drug discovery and design. This approach relies on genomic technology from Cyclacel’s Polgen division to identify gene targets, which are then progressed by means of structure-based design techniques through to the development stage.

Fundamentally, this approach to drug discovery and design aims to improve Cyclacel’s ability to select promising drug targets in the early stages of the process so as to decrease compound attrition rates during the later, more expensive stages of drug development. Cyclacel is devoting more resources initially to enrich the target selection process, so that efforts are focused on targets that have a higher probability of yielding successful drug candidates, progressing through the drug discovery and design process more quickly and efficiently and enhancing its chances of successfully commercializing drugs. To this end, Cyclacel has assembled an integrated suite of sophisticated discovery and design technologies, together with personnel who are highly skillful in making use of these technologies.

As exemplified by Cyclacel’s Aurora Kinase and Plk inhibitor programs, the genes-to-drugs discovery and design strategy would typically involve the following steps:

Identification and Validation of Target Genes

The active ingredients in drugs act by binding to or affecting specific molecules, referred to as the target of that drug. Cyclacel’s Polgen division carries out target discovery and validation studies using RNA interference, or RNAi, techniques. These techniques are used to understand the function of different genes and identify which genes and related proteins and enzymes are involved in specific biological processes in the cell cycle, such as mitosis. Cyclacel is one of few companies that have an RNAi library for each gene in a full model genome from which to derive targets. Cyclacel’s Polgen division has a library of more than 100 genes that have been identified as being involved in mitosis using our RNAi library and its high throughput microscopy scanning equipment. Targets that appear to be associated with relevant processes are validated by identifying whether the genes and related proteins and enzymes correspond to specific diseases. This may include, for example, determining whether the genes and related proteins are over-expressed, or are more common in cancer cells than in normal cells. Through this initial identification and validation process, Cyclacel seeks to identify which molecular targets to inhibit with potential drug candidates.

Solution of the Structure of a Target

In order to develop drugs that bind to or affect the genes and proteins identified by Cyclacel’s Polgen technology, Cyclacel seeks to understand the structure of these targets through in-house structure-based drug design expertise. This is initially accomplished by means of X-ray crystallography technology. This involves obtaining highly purified samples of the target protein which we then crystallize. High-resolution X-rays are employed, both in-house and at outside vendors, in order to define the 3-dimensional structure of the protein. Cyclacel’s team has defined or solved over 20 crystal structures of its drugs docked into their active sites. The pattern observed when the X-ray beam is scattered is then used to map the relationship of each atom in the protein in order to define the structure of the target. At this point, Cyclacel may sometimes use magnetic resonance spectroscopy techniques, both in-house and at outside vendors, to further refine protein structure.

Virtual Screening

Once defined, the 3-dimensional structure of a target protein is coded into a computer, as are 3-dimensional structures of thousands of small molecules. Cyclacel’s LIDAEUS software and other similar programs allow the sifting through large collections of small molecules in various combinations to determine which molecules or compounds bind to our targets. Such large-scale testing is referred to as virtual screening. Using complex computational algorithms, the software virtually screens tens of thousands of small molecules in order to find small molecules most likely to fit into a selected site on the target protein. Results from these screens determine which compounds Cyclacel will focus on to optimize potential drug candidates. While other software is available for similar large-scale testing, Cyclacel’s LIDAEUS software has been optimized for the kinase enzymes that are central to its cell cycle research.

Enzyme Assays

The molecules determined by Cyclacel’s virtual screening as most likely to bind to or affect the relevant target proteins and enzymes are then purchased in physical form, biologically validated and screened in Cyclacel’s laboratory through a series of enzyme assays or tests. These tests measure whether the compound can affect or interfere with the target enzyme function. Cyclacel employs Fluorescience technology for some of these tests to determine which compounds inhibit the target enzymes without affecting closely-related, non-target enzymes. Through this process compounds can be selected which most likely inhibit the target protein without having undesirable, or toxic, effects on similar targets.

Medicinal Chemistry

Promising compounds, or hits, identified through the enzyme assay process are then used to design other similar, but more effective, compounds through the process of medicinal chemistry. For example, if multiple compounds have similar success in targeting enzymes, a core chemical structure may be common to all of them. That core chemical structure is used as a starting point to create variants that optimize therapeutic effects, such as target potency, oral availability and low toxicity. The aim of the medicinal chemistry process is to produce a clinical candidate compound that has the desired physical attributes of a drug. These drug design criteria include potency against the target enzyme, causing cancer cell death in laboratory tests, sufficient absorption and half-life and inhibition of tumor growth in model systems.

Development

After Cyclacel’s design criteria are met through medicinal chemistry, drug candidates are moved into preclinical and clinical development. Integral to Cyclacel’s preclinical investigation and clinical development is the use of biomarkers which assist in recording the effect of its target compounds and drug candidates on cell cycle activity.

As noted earlier, Cyclacel’s Plk inhibitor program represents the first target gene that has emerged through the target validation process at Cyclacel’s Polgen division and progressed to the drug discovery and chemistry stage. The compounds Cyclacel is working with in its preclinical and research programs have also progressed through one or more of the phases described above. For example, the compounds in Cyclacel’s second-generation CDK inhibitor program for cancer were identified using structure-based design techniques, as were some compounds in Cyclacel’s virology program. Molecular modeling has played a key role in the development of both Cyclacel’s cyclin binding groove and Hdm2 inhibitor programs.

Manufacturing

Cyclacel does not own or operate manufacturing facilities for the production of clinical or commercial quantities of any of its research compounds. Cyclacel relies on, and expects to continue to rely on, third parties for the manufacture of its drug candidates or products that Cyclacel may develop.

Cyclacel synthesizes cGMP quality active pharmaceutical ingredients, or API, by means of various manufacturers. Final drug form is manufactured in appropriately regulated premises. Each contract research organization has the responsibility to supply research compounds for Cyclacel’s clinical trials to the limit of the existing contractual agreements.

To date, Cyclacel suppliers have synthesized sufficient API and final drug form to support the ongoing needs of Cyclacel’s clinical trials and development in progress. Cyclacel believes that these contractors have the capability to meet foreseeable supply needs of its research compounds and meet the FDA and other regulatory agency requirements in the United Kingdom and the rest of the European Union, including compliance with the FDA’s good manufacturing practices and comparable regulatory requirements.

In the event any contractor is unable or unwilling to ensure supply of sufficient quantities of Cyclacel’s research compounds, Cyclacel has ongoing secondary arrangements whereby an alternative supplier could be contracted to ensure program continuity.

Patents, Proprietary Technology and Collaborations

Cyclacel considers intellectual property rights to be vital and use a variety of methods to secure, protect and evaluate these rights. These include:

•	Ownership and enforcement of patent rights

•	Patent applications covering Cyclacel’s own inventions in fields that Cyclacel considers important to Cyclacel’s business strategy

•	License agreements with third parties granting Cyclacel rights to patents in fields that are important to Cyclacel’s business strategy

•	Invention assignment agreements with Cyclacel employees and consultants

•	Non-compete agreements with Cyclacel’s employees and consultants

•	Confidentiality agreements with Cyclacel’s employees, consultants, and others having access to Cyclacel’s proprietary information

•	Standard policies for the maintenance of laboratory notebooks to establish priority of Cyclacel’s inventions

•	Freedom to use studies from patent counsel

•	Material transfer agreements

•	Trademark protection

Patents and Patent Strategy

The table below summarizes the U.S. patents that Cyclacel owns as of January 19, 2006.

Patent No.	Description	Issue Date	Expiry Date
US 6,221,873	Seliciclib and a related derivative	April 24, 2001	March 4, 2018
US 6,242,201	PCNA binding agents, useful in the treatment of hyperproliferative disorders	June 5, 2001	November 3, 2015
US 6,472,507	Penetratin drug conjugates for cellular delivery	October 29, 2002	July 2, 2019
US 6,465,199	Binding assays	October 15, 2002	February 26, 2019
US 6,531,479	CYC400 compounds	March 11, 2003	March 29, 2021
US 6,569,833	P16 peptides, useful in the treatment of hyperproliferative disorders	May 27, 2003	September 23, 2016
US 6,613,878	Fen 1 peptides	September 2, 2003	May 2, 2016
US 6,656,696	Binding assays	December 2, 2003	February 26, 2019
US 6,670,144	Binding assays	December 30, 2003	February 26, 2019
US 6,699,854	CYC400 compounds	March 2, 2004	March 29, 2021
US 6,703,395	Seliciclib and a related derivative	March 9, 2004	March 4, 2018
US 6,808,874	Binding assays	October 26, 2004	June 7, 2020
US 6,828,106	Binding assays	December 7, 2004	February 26, 2019
US 6,852,906	Binding assays	February 8, 2005	November 15, 2020
US 6,943,026	Antitumor vector constructs and methods	September 13, 2005	October 2, 2016
US 6,962,792	Assay and medical use of cyclin binding compounds	August 11, 2005	May 8, 2017

The table below summarizes the U.S. patents under which Cyclacel holds licenses.

Patent No.	Licensor	Description	Issue Date	Expiry Date
US 6,316,456	CNRS	2, 6, 9 substituted purine derivatives, including seliciclib	November 13, 2001	November 29, 2016
US 5,888,762	CNRS	Cell delivery molecules, including Penetratin	March 30, 1999	March 30, 2016
US 6,080,724	CNRS	Penetratin variants	June 27, 2000	October 4, 2016
US 5,691,319	Sankyo	Antitumor pyrimidine nucleoside derivatives, including sapacitabine	November 25, 1997	November 25, 2014
US 5,616,567	Sankyo	Antitumor pyrimidine nucleoside derivatives including CNDAC (active form of sapacitabine)	April 1, 1997	April 1, 2014
US 5,654,420	Sankyo	Process for preparing CNDAC	August 5, 1997	August 5, 2014
US 6,908,906	Sankyo	Crystal form of sapacitabine	June 21, 2005	February 6, 2022
US 6,534,497	Nuchem	Substituted 11 phenyl dibenzazepine compounds, including CYC381	March 18, 2003	November 20, 2017
US 6,028,103	Nuchem	Substituted triaryl methane compounds	February 22, 2000	March 20, 2016
US 6,800,658	Nuchem	Substituted indole compounds	October 5, 2004	November 20, 2017
US 6,063,921	Johnson Matthey	Synthesis of 11 aryl 5,6 dihydro 11H dibenzazepines, including CYC381	May 16, 2000	November 20, 2017

Patent No.	Licensor	Description	Issue Date	Expiry Date
US 6,201,120	Johnson Matthey	Synthesis of 11 aryl 5,6 dihydro 11H dibenzazepines, including CYC381	March 13, 2001	November 20, 2017
US 5,702,908	Cancer Research Technology	Agents which interfere with the binding of MDM2 to human p53, assays for said agents	December 30, 1997	December 30, 2014
US 5,770,377	Cancer Research Technology	Agents which interfere with the binding of MDM2 to human p53, assays for said agents	June 23, 1998	June 23, 2015
US 6,153,391	Cancer Research Technology	Agents which interfere with the binding of MDM2 to human p53, assays for said agents	November 28, 2000	November 28, 2017
US 6,140,058	Cancer Research Technology	P53 mutants	October 31, 2000	October 31, 2017
US 6,492,116	Cancer Research Technology	Assay which allows the identification of compounds which inhibit binding of MDM2 and p53	December 10, 2002	September 10, 2016

In addition to its U.S. patents, Cyclacel owns nine patents that were granted by the European Patent Office, or EPO, for designated European countries, and 16 issued patents in other countries. The European granted patents expire between 2015 and 2022. In addition to the licenses Cyclacel holds in patents issued in the United States, Cyclacel holds licenses under 61 issued patents worldwide, 12 granted by the EPO for designated European countries and 49 issued in other countries. The licensed European granted patents expire between 2011 and 2021. Cyclacel’s patent strategy is to file patents on compounds and technologies in countries and jurisdictions that it considers important to its business. Cyclacel usually files first in the United Kingdom and then extends its applications to other countries through the Patent Cooperation Treaty. In some cases, Cyclacel files directly in the United States. Cyclacel gives priority to obtaining substance of matter claims in the United States, the European Patent Office, Japan and other important countries if such protection is available. Cyclacel prefers substance of matter claims because they give Cyclacel rights in its compounds themselves, and not merely in a particular use of the compounds. In addition to substance of matter claims, Cyclacel seeks coverage for medical uses, combination therapies, pharmaceutical forms of Cyclacel’s compounds and synthetic routes where available and appropriate. Claims covering combination therapies and pharmaceutical forms can be valuable because the therapeutic effect of pharmaceuticals used in the anticancer field is often enhanced when individual therapeutics are used in particular combinations. The availability of protection in these areas can, however, vary from jurisdiction to jurisdiction and combination claims are particularly difficult to obtain for many inventions. Cyclacel owns patent applications pending in the United States, 34 before the European Patent Office, 16 pending PCT applications still in the international application phase, and over one hundred pending patent applications in other countries. Seven of this last group of pending patent applications were first filed, and have an earliest priority date, within the last twelve months. No assurances can be given that patents will issue with respect to the pending applications, nor that the claims will provide equivalent coverage in all jurisdictions. Under the terms of Cyclacel’s agreements with several universities and research institutions, Cyclacel also has the right to apply for patents in the name of those universities and institutions for inventions in which license rights are held. This gives Cyclacel the ability to control the prosecution of patents that directly relate to business strategy. In addition to the pending patents applications referred to above that Cyclacel owns, there are 64 pending patent applications worldwide to which Cyclacel has a license or an option to take a license.

Cyclacel’s patent filings for the second-generation CDK inhibitor research program exemplify its patent strategy. Out of over 600 compounds under investigation in this program, Cyclacel has filed patent applications seeking substance of matter protection that may be roughly grouped into 12 patent families. Of these, Cyclacel has made a European application designating all European Patent Convention member states and direct national filings in the United States, Japan and several additional countries covering the compounds that Cyclacel believes to be the most promising from a commercial standpoint. Cyclacel has made additional Patent Cooperation Treaty filings covering derivative compounds, medical uses and related technology. The first patent application from the family of compound patents has resulted in the issuance of two U.S. patents with substance of matter claims covering a specific genus of compounds showing activity in its preclinical and research programs. Although issuance of a substance of matter claim in the United States is an indication that other countries may grant similar protection, the pending applications may not result in additional patent protection.

Cyclacel holds patents to several technology-based systems, including families of patents covering its Fluorescience fluorescent assay techniques and the drug delivery system Penetratin. Cyclacel has filed a portfolio of patents claiming the use of over one hundred specific genes as drug targets based on the identification of their function in mitosis.

Since publications in the scientific or patent literature often lag behind actual discoveries, Cyclacel is not certain of being first to make the inventions covered by each of its pending patent applications or the first to file those patent applications. Generally, patent applications in the United States are maintained in secrecy for a period of 18 months or more, which increases the uncertainty Cyclacel faces. Moreover, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. As a result, Cyclacel cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent Cyclacel’s patents or patent applications, if issued. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before Cyclacel commercializes any of its products, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent and the commercial opportunity of the product.

If patents are issued to others containing valid claims that cover Cyclacel’s compounds or their manufacture or use, Cyclacel may be required to obtain licenses to these patents or to develop or obtain alternative technology. Cyclacel is aware of several pending patent applications, and understands that others may exist, that could support claims that, if granted, would cover various aspects of its developmental programs, including in some cases its lead drug candidate, seliciclib, particular uses of that compound, sapacitabine or other therapeutic candidates, or gene sequences and techniques that Cyclacel uses in the course of its research and development. Based on Cyclacel’s review of the published applications, Cyclacel believes that it is unlikely that a valid claim would be issued that covered seliciclib. In addition, Cyclacel understands that other applications exist relating to uses of seliciclib and sapacitabine that are not part of its current clinical programs for those compounds. Although Cyclacel intends to continue to monitor these applications, it is not possible to predict whether these claims will ultimately be allowed or if they were allowed what their breadth would be. In addition, Cyclacel may need to commence litigation to enforce any patents issued to Cyclacel or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. If competitors prepare and file patent applications in the United States that claim technology that Cyclacel also claims, Cyclacel may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine which invention has priority. These proceedings could result in substantial costs, even if the eventual outcome is favorable to Cyclacel. An adverse outcome in litigation could subject Cyclacel to significant liabilities to third parties and require it to seek licenses of the disputed rights from third parties or to cease using it’s technology, even a therapeutic product, if such licenses are unavailable or too expensive.

Licenses

Several of Cyclacel’s programs are based on technology licensed from others. Cyclacel’s breach of an existing license or failure to obtain a license to technology required to develop, test and commercialize Cyclacel’s products may seriously harm Cyclacel’s business.

Seliciclib

Cyclacel has entered into an agreement with Centre National de Recherche Scientifique, or CNRS, and Institut Curie that grants it worldwide rights under the patents jointly owned by CNRS, Institut Curie and the Czech Institute of Experimental Botany covering the seliciclib compound. The effective date of the agreement is February 1, 2002. The license grants exclusive rights in the fields of auto-immune diseases, cardiovascular diseases, dermatological diseases, infectious diseases, inflammatory diseases, and proliferative diseases, including cancer. Non-acute chronic diseases of the central nervous system, neurological diseases and diseases of the peripheral nervous system are specifically excluded. The license runs for the term of the patents in each country, or for ten years from the first commercial sale in each country, whichever is later. Under the agreement, Cyclacel paid an up-front fee. Cyclacel also made yearly payments and milestone payments until the patents covering the seliciclib compound, particular uses of the compound, and particular derivatives of the compound were published as granted in either the United States or Europe which took place in 2001 and 2003, respectively. Milestones are also paid on the first commercialization of a product that consists of a new chemical entity that is covered by one of the licensed patents. Cyclacel pays royalties based on its net sales of products covered by the patents. Royalties are payable on a country-by-country basis for the term of patent protection in each country or ten years from the first commercial sale of royalty-bearing products in that country, whichever is later. Royalties are payable on net sales. Net sales are defined as the gross amount invoiced by Cyclacel or by Cyclacel’s affiliates for the products, less normal trade discounts, credits for returned products, taxes and shipping charges. There is one royalty rate for products that are covered by valid licensed patent claims and a second, lower royalty rate for all other products that require a license under the licensed patents. The royalties payable under the agreement are reduced if Cyclacel is required to pay royalties with respect to patents other than the ones licensed under this agreement and the total amount of royalties that Cyclacel is required to pay exceeds a fixed percentage amount. The amount of reduction depends on the amount by which Cyclacel’s total royalties exceed the fixed amount. Cyclacel must also pay a portion of sublicensing revenues. The portion of sublicensing revenues that Cyclacel is required to pay is reduced if Cyclacel has taken the sublicensed product into human clinical trials. Although the license permits Cyclacel to grant sublicenses, Cyclacel cannot assign the license without the consent of the CNRS and Institut Curie, which may not be unreasonably withheld. Under the agreement, assignment is defined to include many transactions of the type that Cyclacel might wish to pursue, such as a merger or an acquisition by another company, as well as certain takeovers. This restriction may prevent Cyclacel from pursuing attractive business opportunities. Moreover, the occurrence of a majority takeover or a similar transaction that Cyclacel may be unable to control could cause a default under the license agreement, which could lead to its termination.

Cyclacel has also purchased from the Czech Institute of Experimental Botany patents and patent applications covering the use of seliciclib and related compounds. The issued patents are in the United States and Australia. Under the purchase agreement, Cyclacel will pay royalties to the Czech Institute upon sales of products covered by those patents, but only if there are no royalties paid by Cyclacel to CNRS for those sales under the license agreement with CNRS and Institut Curie covering seliciclib that is described above.

Patents covering the seliciclib compound are owned jointly by the Czech Institute and CNRS. The patents have been issued in the United States and Europe and expire in 2016. It may be possible to extend the term of a patent in the United States or Europe for up to five years to the extent it covers the seliciclib compound upon regulatory approval of that compound in the United States or Europe, but there is no assurance that Cyclacel will be able to obtain any such extension. Under agreements between CNRS and the Czech Institute, CNRS has the exclusive right to enter into license agreements covering the patents. The agreement reserves to both CNRS and the Czech Institute certain rights, including the right to patent improvements and to use the patents for internal research purposes.

Sapacitabine

Cyclacel has entered into a license agreement with Sankyo Co., Ltd. of Japan with respect to patents and patent applications covering the sapacitabine compound and patent applications claiming polymorphic forms of sapacitabine and methods for its preparation and use as well as related know-how and materials. The agreement has a commencement date of September 10, 2003. The issued patents for the sapacitabine compound cover the United States, the European Patent Office, Japan and 20 other countries. These patents expire between 2012 and 2014. It may be possible to extend the term of a patent in the United States or Europe for up to five years to the extent it covers the sapacitabine compound upon regulatory approval of that compound in the United States or Europe, but there is no assurance that Cyclacel will be able to obtain any such extension. The license grants Cyclacel the exclusive right to exploit and sublicense the sapacitabine compound and any other products covered by the patents and patent applications owned by Sankyo. The license originally was subject to certain third party rights related to certain countries but the license has been extended and is now worldwide. The license agreement also grants Cyclacel nonexclusive, sublicensed rights in CNDAC, both the precursor compound and initial metabolite of sapacitabine. Cyclacel is under an obligation to use reasonable endeavors to develop a product and Cyclacel has agreed to pay Sankyo an up-front fee, reimbursement for Sankyo’s enumerated expenses, milestone payments and royalties on a country-by-country basis. Under this agreement, aggregate milestone payments totaling $11.7 million could be payable subject to achievement of all the specific contractual milestones and Cyclacel’s decision to continue with these projects. The up-front fee and certain past reimbursement have been paid. Royalties are payable in each country for the term of patent protection in the country or for ten years following the first commercial sale of licensed products in the country, whichever is later. Royalties are payable on the net sales. Net sales are defined as the gross amount invoiced by Cyclacel or its affiliates or licensees, less discounts, credits, taxes, shipping and bad debt losses. The agreement extends from its commencement date to the date on which no further amounts are owing under it. If Cyclacel wishes to appoint a third party to develop or commercialize a sapacitabine-based product in Japan, within certain limitations, Sankyo must be notified and given a right of first refusal to develop and/or commercialize in Japan. In general, the license may be terminated by Cyclacel for technical, scientific, efficacy, safety, or commercial reasons on six months notice (twelve if after launch of sapacitabine-based product) or by either party for material default. On termination, if Sankyo wishes to acquire an exclusive license to sapacitabine intellectual property developed by Cyclacel during the term of the license, Sankyo may notify Cyclacel and the parties will meet to negotiate commercial terms in good faith. If agreement cannot be reached, the terms of the exclusive license are to be determined by an expert.

Clotrimazole Analogs and CYC381

Cyclacel has entered into a license agreement with NuChem Pharmaceuticals, Inc. and its parent Lorus Therapeutics, Inc. with respect to Cyclacel’s license of patents and patent applications covering the CYC381 compound in the United States, the European Patent Office, Japan and other countries, as well as related know-how, materials and technology. The effective date of the agreement is September 22, 2003. Patents containing substance of matter claims covering the compound have been issued in the United States, Australia, New Zealand, Singapore and China. These patents and patent applications if and when granted will expire in 2017 and 2018. It may be possible to extend the term of a patent in the U.S. or Europe for up to five years to the extent it covers the CYC381 compound upon regulatory approval of that compound in the U.S. or Europe, but there is no assurance that Cyclacel will be obtain any such extension.

The license grants Cyclacel worldwide rights in the technology owned by and licensed to NuChem related to a class of compounds including CYC381 and two other chemical classes of compounds that might have similar effects. The license is limited to the diagnosis and treatment of cancer (including leukemias), Kaposi’s sarcoma and actinic keratosis. To the extent that the patents and related technology are owned by or exclusively licensed to NuChem, the license is exclusive. It is nonexclusive for patents and technology that are nonexclusively licensed to NuChem. Cyclacel has the right to sublicense these patents and technology to others. Improvements to the licensed patents are owned by NuChem and licensed back to Cyclacel. On termination, NuChem may obtain, on commercially reasonable terms, a license of the results of the research and development that Cyclacel performs on CYC381. Cyclacel is responsible for prosecution, maintenance and defense of the licensed patents, including all associated costs. NuChem co-owns certain of the patents with Harvard University and Ion Pharmaceuticals and Harvard University retains certain rights to use the patents for research purposes. No warranty is given under the agreement as to the validity of the licensed patents or that “any of the NuChem IP can be practiced or exploited without infringing other patents.” Cyclacel is obligated to use commercially reasonable efforts to develop and commercialize the patents. The agreement extends from its commencement date to the date on which no further amounts are owing under it. The agreement may be terminated by Cyclacel for convenience after September 2004 on four months’ notice, by either party if the other defaults, and by NuChem if Cyclacel does not actively pursue the licensed technology. Cyclacel paid NuChem an up-front fee. Cyclacel agreed to make milestone and royalty payments on a country-by-country basis and to pay NuChem a portion of any sublicensing fees it receives.

Cyclacel has entered into a license agreement with Johnson Matthey Pharmaceutical Materials, Inc. with respect to U.S. and European Patent Office patents as well as patent applications pending in Japan and certain other jurisdictions that claim the synthetic route for CYC381. The effective date of the agreement is September 1, 2003. These patents and applications if and when granted will expire between 2017 and 2018. The license grants Cyclacel the exclusive worldwide right to manufacture and sell products under the Johnson Matthey patents. The license includes the right to sublicense. Cyclacel paid an up-front fee and agreed to make minimum annual payments, including with respect to each sublicense and to pay a royalty on the net cost of goods manufactured under the license. Cyclacel also agreed to give Johnson Matthey the right to bid for any contract to manufacture products under the license. The license runs for the term of the patents. Cyclacel may terminate the license for convenience, and either party may terminate it for the default of the other.

Other License Agreements

Hdm2 Inhibitor Program

Cancer Research Technology Limited, a wholly-owned subsidiary of Cancer Research UK, has licensed patents to Cyclacel, that relate to the p53 protein and our Hdm2 inhibitor program. The effective date of the agreement is October 23, 2002. Cyclacel’s license is exclusive in defined fields, including the interaction between p53 and Mdm2 and the development of molecules for the activation of p53 in therapeutic, prophylactic and diagnostic applications, except that another party retains nonexclusive rights in some of these patents. Cyclacel an up-front amount. The license includes the right to grant sub-licenses. The license term runs until the last of the licensed patents expires or ten years from the first marketing of the product in the EU, whichever is later. Cyclacel agreed to make annual payments, milestone payments and royalty payments based on sales of products covered by the licensed patents. Cyclacel also has certain development obligations under the license including using all reasonable endeavors to obtain regulatory and other approvals.

LIDAEUS Software

Cyclacel has licensed the current version of the LIDAEUS software from the University of Edinburgh for a term lasting at least until 2006. The commencement date of the agreement is December 1, 2001. Under the license, Cyclacel owns all improvements Cyclacel makes in the software and has the perpetual right to use these improvements which are also licensed to the University subject to certain restrictions. Cyclacel also has the right to obtain trademark rights in the name LIDAEUS. The University retains a right to use the software to provide services to third parties and to use it for research purposes including commercial research, other than in certain limited areas. On termination for a party’s breach or insolvency all licenses granted under the agreement continue, provided that those granted by the terminating party become non-exclusive. On termination of the associated Research Agreement which occurred on October 14, 2005, for Cyclacel’s convenience, licenses granted to Cyclacel by the University become non-exclusive and licenses granted by Cyclacel’s to the University become free of restrictions and sub-licensable.

Option Agreements

Cancer Research/University of Cambridge/Professor David Glover

Cyclacel has entered into an option agreement with Cancer Research Technology Limited (formerly Cancer Research Ventures Limited) relating to research of Professor David Glover of the University of Cambridge that is funded by Cancer Research UK. The effective date of this agreement is November 5, 2001. This agreement grants Cyclacel an exclusive option to obtain exclusive, world-wide, royalty-bearing licenses in the field of diagnostic and therapeutic products covering patents, patent applications and know-how resulting from research funded by Cancer Research and supervised by Professor Glover that relates to the genome of Drosophila melanogaster. The option must be exercised within a period of time following Cyclacel’s receipt of notice of particular inventions. The optioned rights could assist Cyclacel in identifying genes involved in mitosis that could be used as targets for small molecule drug design. This agreement also grants Cyclacel a non-exclusive license to non-patentable know-how resulting from research funded by Cancer Research and supervised by Professor Glover that relates to the genome of Drosophila melanogaster. On launch of a product the grant becomes exclusive but is subject to the right of Cancer Research Ventures and the University of Cambridge to use the know how for research purposes. Cyclacel paid an up-front fee for the option, but any licenses granted on exercise would be subject to further payments. The agreement extends until terminated by either party. Either party may terminate the agreement with respect to the rights granted to it under the agreement. Cancer Research Ventures Limited may terminate should Cyclacel contest the secret or substantial nature of its licensed know-how. In addition, either party may terminate it for the default of the other.

Cancer Research Technology Limited

Cyclacel has also entered into an option agreement with Cancer Research Technology Limited (formerly Cancer Research Campaign Technology Limited), which is a wholly owned subsidiary of Cancer Research UK. The effective date of the agreement is September 10, 1997. The option relates to inventions funded by Cancer Research in a field consisting of therapeutics based on specific identified gene expressions and their relation to the cell cycle. Under the agreement Cyclacel has the right to require Cancer Research to assign or exclusively license to Cyclacel the relevant intellectual property in the defined field. Although Cancer Research agrees to attempt not to unduly encumber its rights in the field, Cyclacel’s rights are subject to any encumbrances on Cancer Research’s rights. The option must be exercised within a period of time following Cyclacel’s receipt of notice of particular inventions. The option is also subject to royalty-sharing or other arrangements made by Cancer Research but no other payments remain owing. Cancer Research retains the right to use the intellectual property for research purposes. The option agreement expired on September 10, 2005.

Collaboration and Other Agreements

Altana

In 2005, Cyclacel entered into a research agreement with Altana Pharma whereby Cyclacel will use knowledge of targets in mitosis and the proprietary RNA interference platform to help Altana define the molecular targets of its drug candidates. Under the terms of the agreement, Altana will provide research funding and will be liable for a technology access fee should any of the molecular targets fall under, Cyclacel intellectual property.

AstraZeneca

In 2001, Cyclacel entered into a collaborative program with AstraZeneca targeting small molecule inhibitors of the cyclin binding groove in the CDK2/Cyclin A complex. The collaboration ended in March 2003. Under the terms of the agreement, all program intellectual property was assigned to Cyclacel. AstraZeneca received a non-exclusive, royalty-free license in the program intellectual property to research, develop and commercialize program compounds outside the agreement’s field of use and to carry out internal research. Cyclacel has no further financial obligations under the agreement and is free to exploit know-how and develop products in the agreement’s field of use.

Cancer Research UK/Institute of Cancer Research

Cyclacel has entered into a collaboration agreement with Cancer Research UK’s subsidiary, Cancer Research Technology Limited, and the Institute of Cancer Research. The effective date of this agreement is

April 26, 1999. This agreement relates primarily to back-up compounds from Cyclacel’s CYC200 series and certain molecules from Cyclacel’s CYC300 program, the latter of which has been designated as an out-licensing candidate. Rights in the results of the collaboration are jointly owned, but the agreement grants Cyclacel the exclusive right of commercial exploitation in exchange for milestone and royalty payments. The other parties retain the right to use the results for research purposes. Cyclacel may sublicense its rights, but they may not be assigned without the other parties’ consent. Cyclacel has filed a number of pending patent applications on inventions arising from the collaboration. As of September 30, 2005 Cyclacel owns one granted European patent, three patents granted in other countries, five pending United States applications, three pending European applications and 21 other pending applications. These applications cover seliciclib analogs and biomarkers that are potentially relevant to the seliciclib project. The agreement runs for the term of the patents, or ten years from the first commercial sale, whichever is later.

Genzyme Corporation

In 2005, Genzyme signed an exclusive option to license two preclinical stage CDK inhibitors from Cyclacel for further development in renal diseases and certain related conditions. During the term of this option, Genzyme will carry out preclinical evaluation of these compounds in models of certain renal disease and may pursue a license and collaboration agreement with the objective of commercialization of Cyclacel’s compounds.

U.K. Department of Trade and Industry Grant

Cyclacel holds a grant from the U.K. Department of Trade and Industry covering work carried out in collaboration with the Department of Genetics of Cambridge University. The effective date of the grant is May 31, 2001. This program covers the screening of the entire genome of Drosophila melanogaster using RNAi technology, which aids Cyclacel in research to identify genes involved in mitosis and use them as targets for small molecule drug design. Under this grant, Cyclacel holds, as does the University, all rights necessary to exploit the results of its work under the grant. Cyclacel is required to use reasonable efforts to exploit the results by December 31, 2009, and Cyclacel can be required to return payments if it does not do so.

Other Intellectual Property Rights

In addition to patents, Cyclacel seeks to protect its proprietary information as trade secrets. Trade secrets are difficult to protect, and the degree of protection varies from one jurisdiction to another. There can be no assurance that the agreements Cyclacel uses to protect trade secrets will provide meaningful protection, that these agreements will not be breached, that Cyclacel will have an adequate remedy for any such breach, or that Cyclacel’s trade secrets will not otherwise become known or independently developed by a third party.

Miscellaneous

Cyclacel is using a variety of technologies in its drug discovery efforts to screen for future targets or potential targets, and inhibitors of them. Exemplary technologies include RNAi for use in knockdown assays and assays to protein targets allowing the screening of small molecule inhibitors potentially relevant to the cell cycle for a variety of applications. Patent applications covering these technologies are pending in various jurisdictions, and it is currently unclear whether and to whom patents will be granted and the scope of any claims that may be issued. If a patent is granted to another it may be necessary for Cyclacel to either obtain a license or discontinue use of this technology.

In some cases, Cyclacel has used assays in jurisdictions other than the jurisdictions where the assays or components of them are patented. It is Cyclacel’s understanding that under current principles of law for these jurisdictions, Cyclacel is free to use the information resulting from the assays even where they are patented. However, the law in this area is still evolving and it is possible that a contrary result could arise in one or more jurisdictions.

There are pending a number of patent applications that claim gene sequences that include some of the sequences that Cyclacel is considering as biomarkers of seliciclib. In some cases these sequences are among a large number of sequences claimed by the patent applicants. In general, it is Cyclacel’s understanding that in such circumstances it is unlikely that claims will ultimately be allowed for particular sequences that are included among the many claimed. However, no assurance can be given that such a claim would not ultimately issue.

Competition

The biotechnology and biopharmaceutical industries are rapidly changing and highly competitive. Cyclacel is seeking to develop and market drug candidates that will compete with other products and therapies that currently exist or are being developed. Other companies are actively seeking to develop products that have disease targets similar to those Cyclacel is pursuing. Cyclacel faces competition from many different sources, including commercial, pharmaceutical and biotechnology companies, academic institutions, government agencies and private and public research institutions. Many of Cyclacel’s competitors have significantly greater financial, manufacturing, marketing and drug development resources than Cyclacel does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Cyclacel’s commercial opportunity will be reduced or eliminated if Cyclacel’s competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that Cyclacel may develop. In addition, competitors compete in the areas of recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses.

Cyclacel believes that it is currently the only company that has an orally available CDK-specific agent in Phase II clinical trials. Cyclacel believes that several companies are developing drugs targeting cancer that may compete with Cyclacel’s candidates. In particular, Cyclacel believes that Astex, AstraZeneca, Eisai, Kyowa Hakko, Pfizer, Schering AG and Sunesis are developing CDK inhibitors in early stage clinical trials in cancer patients and others, including Johnson & Johnson and Roche have, or recently had, agents in clinical or preclinical stages that may interact with CDKs, the enzymes that are the target of Cyclacel’s lead drug candidate and certain of Cyclacel’s research programs. Although Aventis, a predecessor of Sanofi-Aventis, had previously announced that it has ceased Phase II development of alvocidib or flavopiridol, a CDK inhibitor, Cyclacel believes that the National Cancer Institute’s Cancer Therapy Evaluation Program is continuing to enroll patients in a Phase II trial and that Sanofi-Aventis has reinitiated development of alvocidib in Phase III clinical trials in patients with chronic leukemias. Several pharmaceutical and biotechnology companies have nucleoside analogs on the market or in clinical trials for oncology indications, including Chiron, Eli Lilly and GlaxoSmithKline. A number of companies are pursuing discovery and research activities in each of the other areas that are the subject of Cyclacel’s research and drug development programs. Cyclacel believes that AstraZeneca, Merck, jointly with Vertex and Nerviano Medical Sciences, have commenced Phase I clinical trials of Aurora Kinase inhibitors in patients with advanced cancers. Several companies have reported selection of Aurora Kinase inhibitor candidates for development, including Millennium, Rigel and Sunesis and may have started or are expected to start clinical trials within the next twelve months. Cyclacel believes that Chiron, Eli Lilly, GlaxoSmithKline, Novartis and Novo Nordisk have reported selection of GSK-3 inhibitor candidates for development in type 2 diabetes, Alzheimer’s and stroke indications and Boehringer Ingelheim and Onconova of Plk inhibitors for oncology indications.

CYCLACEL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Cyclacel’s financial statements and related notes included elsewhere in this document. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Cyclacel’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this document.

Overview

This summary highlights key information contained elsewhere in this document. It may not contain all of the information that is important to you. You should read the entire document carefully, including the “Risk Factors” section and the financial statements and related notes set out in this prospectus.

Cyclacel is a clinical-stage biopharmaceutical company dedicated to the discovery, development and eventual commercialization of novel, mechanism-targeted drugs to treat human cancers and other serious disorders. Cyclacel’s core area of expertise is in cell cycle biology, or the processes by which cells divide and multiply. Cyclacel focuses primarily on the discovery and development of orally available anticancer agents that target the cell cycle with the aim of slowing the progression or shrinking the size of tumors, and enhancing quality of life and improving survival rates of cancer patients. Cyclacel has been focused on the cell cycle since its inception. Cyclacel was founded in 1996 by Professor Sir David Lane, a recognized leader in the field of tumor suppressor biology who discovered the p53 protein, which operates as one of the body’s own anticancer “drugs” by inhibiting cell cycle targets. In 1999, Cyclacel was joined by Professor David Glover, a recognized leader in the mechanism of mitosis or cell division who discovered, among other cell cycle targets, the mitotic kinases, Polo and Aurora, enzymes that act in the mitosis phase of the cell cycle. Cyclacel’s expertise in cell cycle biology is at the center of its business strategy.

Cyclacel is advancing three of its anti-cancer drug candidates, seliciclib, sapacitabine and CYC116 through in-house research and development efforts. Cyclacel’s lead drug candidate, seliciclib, is a novel, orally available CDK inhibitor that has been currently in multi-center Phase II clinical trials for cancer. Seliciclib has been dosed in approximately 233 subjects. Cyclacel has completed recruitment in four open label Phase II trials conducted in Europe. Cyclacel expects to report final data in 2006. Cyclacel plans to commence a multi-center Phase IIb randomized clinical trial in the United States with seliciclib as stand-alone therapy in patients with non-small cell lung cancer in 2006. Cyclacel’s second most advanced drug candidate, sapacitabine, has completed two Phase I studies evaluating 87 patients in refractory solid tumors. A Phase Ib dose escalation clinical trial is currently in progress for the treatment of patients with advanced malignancies with approximately 30 patients enrolled. A Phase I clinical trial in certain leukemias expected to commence in the first quarter of 2006 and Phase II evaluation is expected to commence in 2006. Cyclacel is also developing CYC116, an Aurora kinase inhibitor, for the treatment of cancer, of which it expects to commence Phase I clinical development in 2006. Cyclacel has worldwide rights to commercialize seliciclib, sapacitabine and CYC116 and its business strategy is to enter into selective partnership arrangements with these programs. Cyclacel has seven further novel drug series, five for cancer, one for HIV/AIDS and one for Type 2 Diabetes.

Cyclacel has incurred net losses since inception as it has devoted substantially all of its resources to research and development, including clinical trials. As of September 30, 2005, Cyclacel’s accumulated deficit was approximately $104.4 million. Cyclacel expects to incur substantial and continued losses for the next several years as it:

•	continues to develop seliciclib, sapacitabine, CYC116 and other of our drug candidates currently in development;

•	applies for regulatory approvals;

•	commercializes its drug candidates, if any, that receive regulatory approval;

•	continues to expand its research and development program, biomarker program and further develop its proprietary drug discovery technologies;

•	acquires or in-licenses products, technologies or businesses that are complementary to its own;

•	establishes sales and marketing capabilities; and

•	incurs general and administrative expenses.

To date, Cyclacel has not generated any product revenue, and has financed its operations and internal growth primarily through private placements of equity securities, licensing revenue, interest on investments, government grants and research and development tax credits. Cyclacel has received proceeds from the issuances of equity interests of $103.5 million since its inception in August 1996, including $8.6 million in the year ended December 31, 2004, and $28.2 million in the nine months ended December 31, 2003. Cyclacel has also received $3.3 million from government grants and $9.8 million from research and development tax credits since its inception. Cyclacel expects to elect to receive a United Kingdom research and development tax credit of $1.5 million for the nine months ended September 30, 2005. Since its inception, Cyclacel has generated significant losses. Cyclacel expects its net losses to increase primarily related to its clinical trial activities.

Cyclacel management believes that Cyclacel’s currently available cash and cash equivalents and short-term investments will provide sufficient funds to enable it to meet its ongoing working capital requirements at least through August 31, 2006. If Cyclacel is unable to raise further funds prior to that date, it may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others which may require Cyclacel to relinquish rights to certain of its product candidates, or products that it would otherwise seek to develop or commercialize itself. Cyclacel’s ability to continue as a going concern beyond August 2006 is dependent on its ability to access further cash resources through the successful conclusion of one of the following scenarios:

•	The consummation of the Stock Purchase Agreement with Xcyte would give Cyclacel access to Xcyte’s cash resources and would enhance Cyclacel’s ability to conclude further partnering arrangements with pharmaceutical and/or biotechnology companies; or

•	If the Stock Purchase by Xcyte does not complete, Cyclacel would be dependent on the ability of its parent company, Cyclacel Group plc, to raise sufficient funds to fund the operations of the group for the foreseeable future. Cyclacel Group plc would seek to raise such funds through a further private or public funding round or in undertaking a cash generative corporate transaction. In addition, Cyclacel would undertake to raise further funds through revenue deals with commercial partners in the form of collaboration or services agreements.

However, there is no assurance that the proposed transaction with Xcyte will be completed or that Cyclacel Group plc’s subsequent efforts to raise additional private or public funding will be successful. If these efforts are unsuccessful there is uncertainty as to whether the funds available to Cyclacel would be sufficient to allow it to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due.

These conditions raise substantial doubt about the Cyclacel’s ability to continue as a going concern. While Cyclacel is presently uncertain as to the outcome of these conditions, Cyclacel believes that sufficient funding to meet its ongoing working capital requirements will be provided through the successful conclusion of one of the above scenarios.

There is a risk that any drug discovery and development program may not produce revenue. Moreover, because of uncertainties inherent in the conduct and regulation of drug discovery and development, including those factors described in the “Risk Factors” section of this document, Cyclacel may not be able to successfully develop and commercialize any of its drug candidates.

The successful development of Cyclacel’s drug candidates is highly uncertain. Cyclacel cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of its drug candidates or the date of completion of these development efforts. Cyclacel cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with developing its drug candidates, including:

•	the uncertainty of the timing of completion of patient recruitment and enrollment in future Phase III clinical trials;

•	the possibility of delays in the collection and analysis of clinical trial data;

•	the uncertainty of clinical trial results;

•	extensive governmental regulation in the United States, the European Union and elsewhere for approval of new therapies; and

•	the uncertainty related to commercial scale manufacturing of its drug candidates.

If Cyclacel fails to complete the development of its drug candidates in a timely manner, it could have a material adverse effect on Cyclacel’s operations, financial position and liquidity. In addition, any failure by Cyclacel to obtain, or any delay in obtaining, regulatory approvals could have a material adverse effect on its results of operations. A further discussion of the risks and uncertainties associated with completing Cyclacel’s projects on schedule, or at all, and certain consequences of failing to do so are set forth in the section entitled “Risk Factors.”

Cyclacel intends to pursue selective strategic alliances, primarily when its drug candidates enter into Phase IIb clinical trials, to enable it to maintain and increase its current financial and operational capacity. These collaborations may include joint marketing or promotion arrangements of its products or the granting of exclusive marketing rights to its collaborators in exchange for up-front fees, milestone payments and royalties on future sales, if any. In addition, in the future Cyclacel intends to build its sales force in order to market one or more of its drug candidates on its own or with a co-promotion partner. Additionally, Cyclacel seeks to in-license research programs from third parties where they are complementary to its programs. Cyclacel thus has in-licensed two programs, sapacitabine from Sankyo Co., Ltd. and clotrimazole analogs, or compounds similar in structure to clotrimazole, from Lorus Therapeutics, Inc.

Cyclacel’s fiscal year end since inception was March 31. Beginning December 31, 2003, Cyclacel changed its fiscal year end to December 31, and going forward it will report on a calendar year basis.

Research and Development

The clinical development, manufacturing, selling and marketing of new drugs are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the European Union and elsewhere. These regulations vary from country to country, but as a general matter require the premarket demonstration of safety and efficacy for specific indications of use, post-marketing surveillance for product safety, and compliance with manufacturing and promotional standards. Obtaining premarket approval is expensive and is a complex, lengthy and uncertain process. During the development process, subsequent investigations may fail to support or substantiate the findings of earlier trials, including lack of efficacy or safety, thereby delaying, limiting or even preventing regulatory approval.

Cyclacel is currently conducting two Phase II trials of its lead drug candidate seliciclib, as combination therapy for the treatment of non-small cell lung cancer. Cyclacel would expect to commence a randomized Phase IIb study in patients with advanced non-small cell lung cancer in 2006 comparing seliciclib given as a single agent to best supportive care. If results from this study were favorable, Cyclacel would consider progressing to a Phase III trial (subject to, among other things, the cost of such a study). Cyclacel expects that it will take several years before it can commercialize seliciclib, if at all. Accordingly, Cyclacel cannot reasonably estimate when and to what extent seliciclib will generate revenues or material net cash flows, which may vary widely depending on numerous factors, including the effectiveness and safety profile of the drug, market acceptance, and then-prevailing reimbursement policies, competition and other market conditions. Cyclacel currently funds all research and development costs associated with seliciclib. Cyclacel generally expects to determine whether and to what extent it will seek partnering arrangements after developing its compounds through the Phase II proof of efficacy stage. If Cyclacel were to enter into a partnering arrangement, its expenditures relating to research and development of seliciclib might decrease significantly.

Cyclacel is currently conducting a Phase Ib clinical trial for sapacitabine. The clinical trial program for sapacitabine may proceed for several years, and Cyclacel will not be in a position to generate any revenues or material net cash flows from the drug candidate unless and until the program is successfully completed, regulatory approval is achieved and a drug is commercialized. Sapacitabine is at an early a stage of development and it is therefore difficult for Cyclacel to predict when this may occur, if at all. If Cyclacel were to enter into a partnering arrangement in relation to sapacitabine, its net expenditures relating to research and development of this drug candidate might decrease significantly.

Cyclacel expects to commence clinical development of its next drug candidate, CYC116, for the treatment of cancer in late 2006. Cyclacel has five further programs in cancer, one in HIV/AIDS and one in Type 2 Diabetes. In addition, Cyclacel has partnered with Genzyme certain of our preclinical stage CDK inhibitors for nephrology or kidney disease applications. As with its other drug candidates, these programs are at too early a stage of development for Cyclacel to predict if and when it will be in a position to generate any revenues or material net cash flows from drug candidates, if at all. Cyclacel currently funds all research and development costs associated with its preclinical and research programs. Cyclacel anticipates that its expenditures relating to research and development of its preclinical and research programs will increase significantly as it advances drug candidates into clinical development.

Since Cyclacel became operational, it has focused on drug discovery and development programs, with particular emphasis on orally available anticancer agents. Research and development expenses, before the cost of amortizing employee stock-based compensation, represented 86.2%, 84.9% and 77.0% of Cyclacel’s total operating expenses for the nine months ended December 31, 2003, year ended December 31, 2004 and the nine months ended September 30, 2005 respectively. Research and development expenses primarily include:

•	compensation of personnel associated with research activities, including consultants and contract research;

•	screening and identification of drug candidates;

•	supplies and materials;

•	preclinical studies, including toxicology studies;

•	clinical trials, including consultants and clinical research organizations;

•	continued advancement of Cyclacel’s biomarker program and its technology platforms, including Polgen;

•	facilities costs; and

•	depreciation of equipment.

The following table provides information with respect to Cyclacel’s research and development expenditures:

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Nine months ended September 30, 2005	Period from August 13, 1996 (inception) to September 30, 2005

				(unaudited)	(unaudited)
	(in thousands)
Seliciclib	$6,877	$3,611	$6,626	$3,844	$29,317
Sapacitabine	—	551	2,069	1,805	4,425
CYC116	469	854	2,321	3,989	7,633
Second Generation CDK Inhibitors Research Program	4,597	2,683	2,810	283	14,823
Other Current Research Programs	5,276	3,122	3,382	511	19,123
Research Programs (Discontinued)	—	—	—	—	1,995
Other Costs Related to Research and Development Management and Exploratory Research	2,269	1,753	2,527	1,502	14,583
Non-Program-Specific Indirect Costs	603	684	597	161	5,125

Total Research and Development Expenses	20,091	13,258	20,332	12,095	97,024

Amounts attributed to projects and programs include both direct and indirect costs such as allocated overhead and costs of facilities.

Cyclacel does not believe that the historical costs associated with its lead drug candidates, seliciclib and sapacitabine, are indicative of the future costs associated with these drug candidates, which are currently in Phase II and Phase Ib clinical trials, respectively. Future development of these drug candidates would necessarily involve more extensive clinical trials than have been conducted to date, and ultimately efforts to market and commercialize these drug candidates, involving substantial additional costs relative to Cyclacel’s historical levels of expenditure on these drug candidates. In addition, Cyclacel does not believe that historical costs associated with one drug candidate would be indicative of future costs for any other candidate in the same stage of development due to a number of factors, including the costs of manufacturing the drug candidate, the numbers of patients required to be enrolled in clinical trials in order to obtain relevant results and different development approaches and trial protocols that may be required depending upon the nature of any given drug candidate and the specific indications for which it is being developed.

Clinical development timelines and associated costs vary widely depending on how Cyclacel chooses to allocate its expenditures among its research and drug discovery programs. Cyclacel is currently focused on advancing seliciclib, sapacitabine and CYC116 drug candidates for cancer. Cyclacel anticipates, however, that it will make ongoing decisions on the continued development and funding of existing and future research and development projects in response to the scientific and clinical success of each drug candidate and technology, as well as an ongoing assessment of market potential.

Cyclacel cannot easily predict the costs it will incur in connection with obtaining regulatory approvals for its drug candidates. Completion dates and completion costs are difficult to estimate, varying widely for each of its drug candidates and technologies. Acquiring regulatory approvals requires significant expenditure. To the extent that Cyclacel fails to obtain regulatory approvals in a timely manner, its research and development costs may increase.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for employees in executive and operational functions. Other significant costs include costs related to accounting and legal services, particularly legal services associated with Cyclacel’s intellectual property, as well as facilities costs not otherwise included in research and development expenses.

Stock-based Compensation

In connection with the grant of share options under Cyclacel’s Employees’ Share Option Scheme and Share Option Plan, Cyclacel records deferred share-based compensation as a component of shareholder’s (deficit)/equity. Deferred stock-based compensation for options granted to employees is the difference between the fair value of ordinary shares on the date such options were granted and their exercise price.

Cyclacel operates a number of share option plans, which provide the opportunity to all eligible individuals to participate in the potential growth and success of Cyclacel. In May 1997, Cyclacel adopted the Cyclacel Limited Share Option Plan (“1997 Plan”), which was approved by a shareholders’ resolution in May 1997. Under this plan, any person who is a director or employee of Cyclacel is eligible to be granted options to purchase ordinary shares in Cyclacel. In general, options granted under the 1997 Plan may not be exercised before the third anniversary of the date of grant and may not be exercised later than the tenth anniversary of the date of grant. In February 2001, Cyclacel adopted the Cyclacel Limited 2000 Employees’ Share Option Scheme under the Enterprise Management Incentive Scheme (“2000 Plan”), which was approved by shareholders’ resolution in December 2000. Under this plan any person who is a director (other than a non executive director) or employee of Cyclacel is eligible to be granted options to purchase shares in Cyclacel.

Options granted under the 2000 Plan may not be exercised more than ten years after the date of grant and, to the extent not exercised by that time, the option shall lapse immediately. Options generally vest and become fully exercisable over a three year period. Shares can be issued upon exercise of options under the terms of these employee share option plans up to a maximum of 12.5% of the issued share capital immediately following the closure of the series “D” funding round in November 2003.

On April 23, 2004, new options over 1,782,770 ordinary shares were granted under the above plans to employees at an exercise price of $2.66 (£1.50) per share, of which 415,508 would only be exercisable upon the achievement of certain corporate performance criteria. Subsequent to the issuance of the 415,508 options, Cyclacel concluded that the corporate performance criteria were inappropriate and these criteria were waived. Prior to the grant of 1,782,770 options, 598,692 existing options, with higher exercise prices, were surrendered by these employees. The new options will become exercisable in equal tranches on the first, second and third anniversaries of the date of grant, the earliest option exercise date being April 23, 2005 and the expiration date April 23, 2014. The reasons for this event were that the surrendered options, many of which had already vested, had an exercise price significantly in excess of the current fair value of an ordinary share. Therefore the issue of these new options was undertaken to retain existing employees and enable them to share in Cyclacel’s future success.

The 598,692 options that were replaced and the 415,508 options that were only exercisable upon the achievement of certain corporate performance criteria are accounted for in accordance with the guidance on the modification of stock-based compensation plans. This results in a stock based compensation charge being accrued by Cyclacel over the period from April 23, 2004 to June 30, 2004.

As a consequence of the reorganization which occurred on June 30, 2004, the 1997 and 2000 share option plan rules were amended to provide that the options granted under the plans were, with effect from the reorganization, deemed to be exercisable over the ordinary shares in Cyclacel Group plc and not Cyclacel.

No further options were granted under the 1997 Plan or the 2000 Plan. Up to June 30, 2004, these awards were accounted for by Cyclacel in accordance with the provisions for variable compensatory plans as set out in Accounting Principles Board Option No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). From July 1, 2004, these awards have been accounted for by Cyclacel Group plc in accordance with the provisions for variable compensatory plans as set out in APB 25. As the options are related to individuals employed by

Cyclacel, the stock-based compensation charge related to these options has been allocated to Cyclacel from Cyclacel Group plc.

On July 1, 2004, Cyclacel Group plc adopted a new option plan, (the Cyclacel Group plc Discretionary Share Option Plan), a new SAYE plan, (the Cyclacel Group plc Restricted Share and Co Investment Plan) and a new restricted share and co investment plan, (the Cyclacel Group plc Restricted Share and Co Investment Plan). Cyclacel refers to these plans collectively as the “New Share Plans.” The New Share Plans replace the 1997 Plan and the 2000 Plan. One Cyclacel employee has received grants of options under the New Share Plans. The stock-based compensation charge related to these options has been allocated to Cyclacel from Cyclacel Group plc.

Cyclacel recorded amortization of deferred stock-based compensation for options granted to employees of $305,000, $217,000, $279,000, $(414,000) and $179,000 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, respectively. Cyclacel has recorded $3,067,000 of deferred share-based compensation for the period from inception through September 30, 2005, of which $2,375,000 has been allocated to Cyclacel from Cyclacel Group plc and charged through the intercompany account.

Interest and Other Income and Expense

Interest and other income and expense consist primarily of interest earned on cash, cash equivalents and short-term investments, net of interest expense and amortization of issuance costs of the preferred “C” shares.

Research and Development Tax Credits

Cyclacel has elected to take advantage of U.K. corporation tax legislation, which allows companies to apply to convert tax losses into research and development tax credits, which are then repaid in cash to the applicant. Cyclacel has received $9.8 million of research and development tax credits in respect of the period April 1, 2002 to September 30, 2005. Cyclacel expects to elect to receive a research and development tax credit of $1.5 million for the nine months ended September 30, 2005.

Results of Operations

Comparison of nine months ended September 30, 2005 and September 30, 2004

Revenues

Revenues decreased $0.2 million, from $0.5 million for the nine month period ended September 30, 2004 to $0.3 million for the nine month period ended September 30, 2005. This decrease was primarily attributable to the completion of program work on which government grants were received.

Research and Development Expenses

Research and development expenses decreased $2.9 million from $15.0 million for the nine-month period ended September 30, 2004 to $12.1 million for the nine-month period ended September 30, 2005. This decrease was primarily a reflection of reduced costs on the completion of recruitment in Cyclacel’s seliciclib Phase IIa clinical trials and a deliberate strategy to reduce expenses and focus resources on oncology development programs. Of the $15.0 million of expenses in the nine month period ended September 30, 2004, Cyclacel incurred $4.7 million, $1.6 million, $1.1 million and $7.7 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase program and research activities, respectively. Of the $12.1 million of expenses in the nine month period ended September 30, 2005, Cyclacel incurred $3.8 million, $1.8 million, $4.0 million and $2.4 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase program and research activities, respectively. Cyclacel’s stock-based compensation expense increased from a credit of $0.3 million in the nine-month period ended September 30, 2004 to an expense of $0.1 million in the nine-month period ended September 30, 2005. This increase was related to the reversal of compensation expense in the nine-month period ended September 30, 2004 following the decision to abort the initial public offering in 2004.

General and Administrative Expenses

General and administrative expenses increased $1.1 million from $2.5 million for the nine-month period ended September 30, 2004 to $3.6 million for the nine-month period ended September 30, 2005. This increase was primarily due to increased intellectual property maintenance fees and other related costs of $0.5 million and costs related to financing activities of $0.5 million. Stock-based compensation expense increased from a credit of $0.1 million in the nine-month period ended September 30, 2004 to an expense of $0.1 million in the nine-month period ended September 30, 2005. This increase was related to the reversal of compensation expense in the nine-month period ended September 30, 2004 following the decision to abort the initial public offering in 2004.

In the nine months ended September 30, 2004, Cyclacel incurred expenditure of $3.3 million related to activities associated with the aborted initial public offering in 2004.

Interest and Other Income and Expense

Interest and other income and expense decreased $0.5 million, from $1.1 million for the nine month period ended September 30, 2004 to $0.6 million for the nine month period ended September 30, 2005. This decrease was primarily attributable to lower average balances of cash, cash equivalents and investments in 2005.

Research and Development Tax Credits

Research and development tax credits decreased $0.4 million from $1.9 million for the nine month period ended September 30, 2004 to $1.5 million for the nine month period ended September 30, 2005. This decrease was a reflection of the lower research and development expenditure in the period ended September 30, 2005.

Comparison of the year ended December 31, 2004 and nine months ended December 31, 2003

Revenues

Revenues increased $0.4 million from $0.5 million for the nine month period ended December 31, 2003 to $0.9 million for the year ended December 31, 2004. Collaboration revenue increased from $Nil in 2003 to $0.1 million in 2004 due to the collaboration with Corgentech, Inc. in 2004. Grant revenue from various government grant awards increased from $0.5 million in 2003 to $0.8 million in 2004 as Cyclacel continued to receive grant awards for projects initiated in 2003 and received $0.3 million on a new project commenced in 2004.

Research and Development Expenses

Research and development expenses increased $7.0 million from $13.3 million for the nine month period ended December 31, 2003 to $20.3 million for the year ended December 31, 2004. This rate of expenditure on our research and development programs has increased in 2004 compared to 2003 as Cyclacel has progressed its lead drug candidate, seliciclib, through Phase IIa, commenced Phase I clinical trials with sapacitabine having entered into collaboration with Sankyo in 2003, and increased its expenditure on the aurora kinase (CYC116) program. Of the $13.3 million of expenses in the nine month period ended December 31, 2003, Cyclacel incurred $3.6 million, $0.6 million, $0.9 million, and $8.0 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase (CYC116) program and research activities, respectively. Of the $20.0 million of expenses in the year ended December 31, 2004, Cyclacel incurred $6.6 million, $2.1 million, $2.3 million and $9.0 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase program (CYC116) and research activities, respectively. Cyclacel’s stock-based compensation expense increased from an expense of $0.2 million in the nine-months ended December 31, 2003 to an expense of $0.3 million in the year ended December 31, 2004.

General and Administrative Expenses

General and administrative expenses increased $1.5 million from $2.1 million for the nine month period ended December 31, 2003 to $3.6 million for the year ended December 31, 2003. The increase in 2004 compared to 2003 was primarily due to an expansion of Cyclacel’s patent portfolio with the related costs of maintaining its intellectual property increased by $1.0 million, increased facility costs of $0.1 million and a $0.2 million increase in salary expense. Stock-based compensation expense was $Nil million in the nine months ended December 31, 2003 and the year ended December 31, 2004.

For the year ended December 31, 2004, Cyclacel incurred expenditure of $3.6 million related to activities associated with the aborted initial public offering in 2004.

Interest and other income and expense

Interest and other income and expense increased $2.9 million from a net expense of $1.6 million for the nine month period ended December 31, 2003 to a net income of $1.3 million for the year ended December 31, 2004. Interest income increased $1.0 million from 2003 to 2004 due to higher average balances of cash, cash equivalents and investments in 2004 following the series “D” financing which closed in January 2004 raising $36.9 million. Other expense decreased from $2.0 million in 2003 to $0.1 million. This decrease was due to the writing off of issuance costs of the preferred “C” shares of $1.9 million in 2003 with no charge in 2004 as all preferred “C” shares were canceled in 2003 as part of the series “D” financing.

Research and development tax credits

Research and development tax credits increased $1.0 million from $1.5 million for the nine-month period ended December 31, 2003 to $2.5 million for the year ended December 31, 2004. This increase was a reflection of the higher level of research and development expenditure in 2004 compared to 2003.

Comparison of the nine months ended December 31, 2003 and the year ended March 31, 2003

Revenues

Revenues decreased $1.7 million from $2.2 million for the year ended March 31, 2003 to $0.5 million for the nine months ended December 31, 2003. Collaboration revenue decreased $1.3 million for the year ended March 31, 2003 to $Nil for the nine months ended December 31, 2003. The decrease in collaboration revenue was attributable to the collaboration with AstraZeneca, which concluded in the nine-month period ended December 31, 2003. Grant revenues decreased $0.4 million from $0.9 million in the year ended March 31, 2003 to $0.5 in the nine months ended December 31, 2003 as grant related expenditure reduced.

Research and Development Expenses

Research and development expenses decreased $6.7 million from $19.8 million for the year ended March 31, 2003 to $13.1 million for the nine months ended December 31, 2003. This rate of research and development expenditure has decreased in the nine-month period ended December 31,2003 compared to the year ended March 31, 2003, primarily due to a deliberate strategy to reduce expenses. Of the $19.8 million of expenses in the year ended March 31, 2003, Cyclacel incurred $6.9 million, $0.0 million, $0.5 million and $12.4 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase (CYC116) program and research activities, respectively. Of the $13.1 million of expenses in the nine-month period ended December 31, 2003, Cyclacel incurred $3.6 million, $0.6 million, $0.9 million, and $8.0 million in respect of drug candidate seliciclib, drug candidate sapacitabine, aurora kinase (CYC116) program and research activities, respectively.

Stock-based compensation was $0.2 million in both the year ended March 31, 2003 and the nine months ended December 31, 2003.

General and Administrative Expenses

General and administrative expenses decreased $0.4 million from $2.5 million for the year ended March 31, 2003 to $2.1 million for the nine months ended December 31, 2003. Although costs were comparable between the year ended March 31, 2003 and the nine months ended December 2003, an additional $0.2 million of advisor costs were incurred in the nine months to December 31, 2003 compared to the year ended March 31, 2003. Stock-based compensation decreased $0.1 million from $0.1 million in the year ended March 31, 2003 to $NIL in the nine months ended December 31, 2003.

Interest and other income and expense

Interest and other income and expense decreased $2.2 million from a net income of $0.6 million for the year ended March 31, 2003 to a net expense of $1.6 million for the nine months ended December 31, 2003. Interest and other income decreased from $1.0 million in the year ended March 31, 2003 to $0.4 million in the nine months ended December 31, 2003. This decrease was primarily attributable to lower average balances of cash, cash equivalents and investments in 2003. Other expense increased from $0.5 million in the year ended March 31, 2003 to $2.0 million in the nine months ended December 31, 2003. This increase was primarily due to the writing off of issuance costs of the preferred “C” shares of $1.9 million in the nine months ended December 31, 2003 compared to $0.3 million in year ended March 31, 2003.

Research and development tax credits

Cyclacel received research and development tax credits of $4.4 million for the year ended March 31, 2003 related to claims of $0.9 million, $1.6 million and $1.9 million for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Cyclacel received research and development tax credits of $1.5 million for the nine months ended December 31, 2003.

Liquidity and Capital Resources

Since its inception, Cyclacel has not generated any significant product revenue and has relied primarily on the proceeds from sales of equity securities to finance its operations and internal growth. Additional funding has come through interest on investments, licensing revenue, government grants and research and development tax credits. Cyclacel has incurred significant losses since its inception. As of September 30, 2005, Cyclacel had an accumulated deficit of $104.4 million.

The following table summarizes our issuances of equity interests for cash, excluding executive and employee compensation, primarily preferred shares, through September 30, 2005:

Series	Date	Number of shares		Gross Proceeds
				(in thousands)
A	May 1997	625,000		$4,099
B (First Closing)	May 1999	1,092,939	(1)	$8,109
B (Second Closing)	August 1999	840,336		$6,432
C	June 2001	4,554,251	(2)	$48,031
D (First Closing)	November 2003	4,088,427		$28,228
D (Second Closing)	January 2004	1,162,068		$8,646

(1)	Includes 220,751 ordinary shares issued on conversion of bridging loans.
(2)	Includes 835,794 preferred “C” shares issued on conversion of 8% secured convertible loan notes.

Cyclacel has also received $3.3 million in government grants since its inception and $9.8 million in research and development tax credits. Cyclacel expects to elect to receive a research and development tax credit of $1.5 million for the nine-month period ended September 30, 2005.

At September 30, 2005, Cyclacel had cash and cash equivalents and short-term investments of $18.9 million as compared to $26.1 million at September 30, 2004. This higher balance at September 30, 2004 was primarily due to the receipt of net proceeds of $36.9 million related to the issue and sale of preferred D shares. Short-term investments decreased from $24.3 million at September 30, 2004 to $13.6 million at September 30, 2005. Cash and cash equivalents increased from $4.3 million at December 31, 2003 to $7.8 million at December 31, 2004 due to the funds received from the series D financing offset by additional operating losses and capital equipment purchases.

Net cash used in operating activities decreased $4.6 million from $15.5 million in the nine months ended September 30, 2004 to $10.9 million in the nine months ended September 30, 2005. This decrease was due to the reduction in operating losses and working capital movements. Net cash used in operating activities increased $5.2 million from $14.4 million in the nine months ended December 31, 2003 to $19.6 million in the year ended December 31, 2004. This increase was primarily due to additional operating losses. Net cash used in operating activities decreased $1.3 million from $15.7 million in the year ended March 31, 2003 to $14.4 million in the nine months ended December 31, 2003. This decrease was due to lower operating losses offset by deferred revenue.

Net cash provided by investing activities decreased $5.1 million from $5.3 million in the nine months ended September 30, 2004 to $0.2 million in the nine months ended September 30, 2005. Net cash used in investing activities increased $43.5 million from $(27.9) million in the nine months ended December 31, 2003 to $15.6 million in the year ended December 31, 2004. Net cash used in investing activities decreased $36.2 million from $8.3 million in the year ended March 31, 2003 to $(27.9) million in the nine months ended December 31, 2003. Cyclacel’s investment activities in these periods consisted primarily of the investment of proceeds from the sales of preferred shares.

Net cash provided by financing activities increased $1.3 million from $7.7 million in the nine months ended September 30, 2004 to $9.0 million in the nine months ended September 30, 2005. Net cash provided by financing activities decreased $19.8 million from $26.7 million in the nine months ended December 31, 2003 to $6.9 million in the year ended December 31, 2004. Net cash provided by financing activities increased $27.6 million from $(0.9) million in the year ended March 31, 2003 to $26.7 million in the nine months ended December 31, 2003. Cyclacel’s financing activities in these periods consisted primarily of the issuance of preferred shares.

On July 28, 2005, Cyclacel Group plc signed a convertible Loan Note Instrument constituting convertible unsecured loan notes. On July, 28, 2005, it signed as borrower, a Facility Agreement with Scottish Enterprise, as lender, whereby Scottish Enterprise subscribed for £5 million ($8.8 million) of the convertible loan notes. Upon the completion of the transaction, the convertible loan notes held by Scottish Enterprise will convert into 1,231,527 preferred “D” shares in satisfaction of all amounts owed by Cyclacel Group plc under the convertible loan notes. The number of preferred “D” shares of Scottish Enterprise will receive will be calculated by dividing the principal amount outstanding under the loan note by £4.06 or such lesser amounts as equals the Conversion Rate applicable to the holders of Cyclacel Group plc Preferred “D” shares under the articles of association. Scottish Enterprise will retain the ability they had under the Facility Agreement to receive a cash payment should the research operations in Scotland be significantly reduced. However, Cyclacel will guarantee the amount potentially due to Scottish Enterprise which will be calculated as a maximum of £5 million less the market value of the shares held (or would have held in the event they dispose of any shares) by Scottish Enterprise at the time of any significant reduction in research facilities during the period ending on July 28, 2010. The intercompany balance between Cyclacel Group plc and Cyclacel will be canceled on Cyclacel assuming the guarantee.

Cyclacel was also a party to a long-term debt instrument, a government loan of $441,000 that bore interest at 5% per annum, which was wholly repaid in November 2005. As of September, 2005, Cyclacel had contractual obligations, relating to its facilities and equipment leases as follows:

		Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Capital lease obligations	$745	$356	$389	$—	$—
Operating lease obligations	$5,119	$668	$1,836	$1,836	$779
Purchase obligations	$2,976	$2,976	$—	$—	$—
Long term debt	$482	$482	$—	$—	$—
	$9,322	$4,482	$2,225	$1,836	$779

Cyclacel also currently has a number of contractual arrangements with its partners under which milestone payments totaling $23.4 million would be payable subject to achievement of all the specific contractual milestones and its decision to continue with these projects. Under these contractual arrangements, Cyclacel makes annual payments that do not and will not exceed $0.1 million.

Disclosure about Market Risk

Cyclacel’s exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.K. interest rates, particularly because the majority of its investments are in short-term investments. The primary objective of Cyclacel’s investment activities is to preserve principal while at the same time maximizing the income it receives without significantly increasing risk. Cyclacel’s investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of its investment portfolio, Cyclacel believes an immediate 10% change in interest rates would not be material to its financial condition or results of operations. Cyclacel does not have any foreign currency or derivative financial instruments.

Critical Accounting Policies

Cyclacel’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Cyclacel to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. Cyclacel reviews its estimates on an ongoing basis. Cyclacel bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While Cyclacel’s significant accounting policies are described in more detail in the notes to its financial statements included in this document, Cyclacel believes the judgments and estimates required by the following accounting policies to be critical in the preparation of its financial statements.

Revenue Recognition

Revenues are earned from collaborative agreements and amounts invoiced to customers in respect of goods supplied. Cyclacel recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB Nos. 101A, 101B and 104. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. Determination of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management’s judgments regarding the fixed nature of the fee charged for research performed and milestones met, and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Research and development revenues, which are earned under agreements with third parties for contract research and development activities, are recorded as the related expenses are incurred. Milestone payments are non-refundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of ongoing performance obligations. Any amounts received in advance of performance are recorded as deferred revenue. None of the revenues recognized to date are refundable if the relevant research effort is not successful.

Stock-based Compensation

Cyclacel accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation” and complies with the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of FASB Statement No. 123”. Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of its ordinary shares and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

Cyclacel accounts for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services”.

CYCLACEL LIMITED

(A Development Stage Company)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Cyclacel Limited

We have audited the balance sheets of Cyclacel Limited (a development stage company) at December 31, 2003 and 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the period from August 13, 1996 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyclacel Limited (a development stage company) at December 31, 2003 and 2004 and the results of its operations and its cash flows for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the period from August 13, 1996 (inception) to December 31, 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Cyclacel Limited (a development stage company) will continue as a going concern. As discussed more fully in Note 1 to the financial statements, the ability of the Company to continue as a going concern is dependent on its ability to access further cash resources through the completion of the proposed purchase of the whole of the issued share capital of the Company by Xcyte Therapies, Inc. and from future collaboration agreements. However, if the proposed transaction with Xcyte Therapies, Inc. does not complete, the Company’s ability to continue as a going concern is dependent on the ability of Cyclacel Group plc, its parent company, to raise further funds through a combination of equity issuances or debt arrangements and to commit that such funds will be made available to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/    ERNST & YOUNG LLP

London, England

January 23, 2006

CYCLACEL LIMITED

(A Development Stage Company)

BALANCE SHEETS

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
	$000	$000	$000
ASSETS
Current assets:
Cash and cash equivalents	4,335	7,766	5,264
Short-term investments	29,345	15,152	13,595
Prepaid expenses and other current assets	5,360	4,846	2,772

Total current assets	39,040	27,764	21,631
Property, plant and equipment (net)	3,760	3,412	2,200

Total assets	42,800	31,176	23,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of Government loan	—	482	441
Accounts payable	2,354	2,528	1,369
Amounts due to parent company	—	2,196	10,938
Accrued liabilities	1,292	1,177	1,649
Other current liabilities	182	161	129
Current portion of equipment financing	829	311	251

Total current liabilities	4,657	6,855	14,777
Equipment financing, net of current	50	368	146
Government loan, net of current	445	—	—

Total liabilities	5,152	7,223	14,923

Commitments and contingencies
Shareholders’ equity (deficit):
Preferred Ordinary shares:
Preferred Ordinary “D” shares, 0.1p par value:
Authorized: 21,000,000 at December 31, 2003 and 2004 and September 30, 2005
Issued and outstanding: 16,742,691 at December 31, 2003 and 17,965,835 at December 31, 2004 and September 30, 2005. Aggregate liquidation preference of $182,454,000 ($10.90 per share) at December 31, 2003, $223,617,000 ($12.45 per share) at December 31, 2004 and $213,119,000 ($11.86 per share) at September 30, 2005	28	30	30
Ordinary shares:
Ordinary shares, 0.1p par value:
Authorized: 5,748,428 at December 31, 2003 and 2004 and September 30, 2005
Issued and outstanding: 1,546,432 at December 31, 2003 and 1,871,210 at December 31, 2004 and September 30, 2005	2	2	2
Deferred shares, 0.1p par value:
Authorized: 7,051,572 at December 31, 2003 and 2004 and September 30, 2005
Issued and outstanding: 6,792,541 at December 31, 2003 and nil at December 31, 2004 and September 30, 2005	10	—	—
Additional paid in capital	109,564	116,063	116,063
Deferred stock-based compensation	(132)	—	—
Accumulated other comprehensive loss	(3,596)	(1,172)	(2,808)
Deficit accumulated during the development stage	(68,228)	(90,970)	(104,379)

Total shareholders’ equity	37,648	23,953	8,908

Total liabilities and shareholders’ equity	42,800	31,176	23,831

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Period from August 13, 1996 (inception) to December 31, 2004	Nine months ended September 30,		Period from August 13, 1996 (inception) to September 30, 2005
					2004	2005
					(unaudited)	(unaudited)	(unaudited)
	$000	$000	$000	$000	$000	$000	$000
Revenues:
Collaboration and research and development revenue	1,250	8	102	2,514	100	168	2,682
Grant revenue	941	504	823	3,210	407	118	3,328

	2,191	512	925	5,724	507	286	6,010
Operating expenses:
Research and development	(20,091)	(13,258)	(20,332)	(84,929)	(15,010)	(12,095)	(97,024)
General and administrative	(2,597)	(2,142)	(3,554)	(18,344)	(2,330)	(3,656)	(22,000)

Total operating expenses	(22,688)	(15,400)	(23,886)	(103,273)	(17,340)	(15,751)	(119,024)

Operating loss	(20,497)	(14,888)	(22,961)	(97,549)	(16,833)	(15,465)	(113,014)
Other income (expense):
Costs associated with aborted 2004 IPO	—	—	(3,550)	(3,550)	(3,348)	—	(3,550)
Interest income	1,028	430	1,425	5,392	1,141	604	5,996
Interest expense	(470)	(2,005)	(112)	(3,602)	(90)	(54)	(3,656)

Total other income (expense)	558	(1,575)	(2,237)	(1,760)	(2,297)	550	(1,210)

Loss before taxes	(19,939)	(16,463)	(25,198)	(99,309)	(19,130)	(14,915)	(114,224)
Income tax benefit	4,397	1,486	2,456	8,339	1,930	1,506	9,845

Net loss	(15,542)	(14,977)	(22,742)	(90,970)	(17,200)	(13,409)	(104,379)
Dividends on Preferred shares	(4,654)	(4,425)	(11,053)	(23,420)	(8,136)	(8,910)	(32,330)

Net loss applicable to ordinary shareholders	(20,196)	(19,402)	(33,795)	(114,390)	(25,336)	(22,319)	(136,709)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Preferred Ordinary “D” shares		Ordinary shares		Deferred shares		Additional paid-in capital $000	Accumulated other comprehensive income/(loss) $000	Deferred compensation $000	Deficit accumulated during development stage $000	Total $000
	No.	$000	No.	$000	No.	$000
On incorporation, August 13, 1996	—	—	1	—	—	—	—	—	—	—	—
Subdivision into shares of $0.0015 each, August 1996	—	—	999	—	—	—	—	—	—	—	—
Issue of shares for cash, at par, September 1996	—	—	959,000	1	—	—	—	—	—	—	1

Translation adjustment	—	—	—	—	—	—	—	(4)	—	—	(4)
Loss for the period	—	—	—	—	—	—	—	—	—	(290)	(290)

Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	—	(294)

Balance at March 31, 1997	—	—	960,000	1	—	—	—	(4)	—	(290)	(293)
Issue of shares for cash, at $6.56 per share, May 1997	—	—	625,000	1	—	—	4,098	—	—	—	4,099
Issue of shares for IP rights agreement, May 1997	—	—	40,000	—	—	—	262	—	—	—	262
Issue of shares for cash, at $6.56 per share, August 1997	—	—	25,000	—	—	—	159	—	—	—	159
Expense of share issues	—	—	—	—	—	—	(41)	—	—	—	(41)
Deferred stock-based compensation	—	—	—	—	—	—	2,002	—	(2,002)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	302	—	302

Translation adjustment	—	—	—	—	—	—	—	55	—	—	55
Loss for the year	—	—	—	—	—	—	—	—	—	(2,534)	(2,534)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(2,479)

Balance at March 31, 1998	—	—	1,650,000	2	—	—	6,480	51	(1,700)	(2,824)	2,009
Exercise of share options for cash, at par, July 1998	—	—	4,792	—	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	406	—	406

Translation adjustment	—	—	—	—	—	—	—	11	—	—	11
Loss for the year	—	—	—	—	—	—	—	—	—	(3,964)	(3,964)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(3,953)

Balance at March 31, 1999	—	—	1,654,792	2	—	—	6,480	62	(1,294)	(6,788)	(1,538)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (contd)

	Preferred Ordinary “D” shares		Ordinary shares		Deferred shares		Additional paid-in capital $000	Accumulated other comprehensive income/(loss) $000	Deferred compensation $000	Deficit accumulated during development stage $000	Total $000
	No.	$000	No.	$000	No.	$000
Issue of shares for cash at $7.42, May 1999	—	—	872,188	1	—	—	6,470	—	—	—	6,471
Issue of shares on conversion of bridging loan, May 1999	—	—	220,751	1	—	—	1,637	—	—	—	1,638
Issue of shares in lieu of cash bonus, May 1999	—	—	22,075	—	—	—	164	—	—	—	164
Issue of shares for research & development agreement, May 1999	—	—	55,188	—	—	—	409	—	—	—	409
Issue of shares for cash at $7.65, August 1999	—	—	840,336	2	—	—	6,430	—	—	—	6,432
Exercise of share options for cash at $7.28, September 1999	—	—	5,519	—	—	—	40	—	—	—	40
Expense of share issues	—	—	—	—	—	—	(186)	—	—	—	(186)
Deferred stock-based compensation	—	—	—	—	—	—	167	—	(167)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	433	—	433

Translation adjustment	—	—	—	—	—	—	—	(194)	—	—	(194)
Loss for the year	—	—	—	—	—	—	—	—	—	(5,686)	(5,686)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(5,880)

Balance at March 31, 2000	—	—	3,670,849	6	—	—	21,611	(132)	(1,028)	(12,474)	7,983
Deferred stock-based compensation	—	—	—	—	—	—	294	—	(294)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	275	—	275

Translation adjustment	—	—	—	—	—	—	—	(466)	—	—	(466)
Loss for the year	—	—	—	—	—	—	—	—	—	(10,382)	(10,382)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(10,848)

Balance at March 31, 2001	—	—	3,670,849	6	—	—	21,905	(598)	(1,047)	(22,856)	(2,590)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (contd)

	Preferred Ordinary “D” shares		Ordinary shares		Deferred shares		Additional paid-in capital $000	Accumulated other comprehensive income/(loss) $000	Deferred compensation $000	Deficit accumulated during development stage $000	Total $000
	No.	$000	No.	$000	No.	$000
Exercise of share options for cash at par, April 2001	—	—	3,050	—	—	—	—	—	—	—	—
Exercise of share options for cash at par, April 2001	—	—	46,950	—	—	—	—	—	—	—	—
Issue of shares for cash at $10.64, June 2001	—	—	13,282	—	—	—	—	—	—	—	—
Exercise of share options for cash at $6.04, July 2001	—	—	17,500	—	—	—	106	—	—	—	106
Issue of shares for IP rights agreement at $11.42, November 2001	—	—	16,000	—	—	—	183	—	—	—	183
Fair value of warrants issued to shareholders, August and December 2001	—	—	—	—	—	—	1,215	—	—	—	1,215
Deferred stock-based compensation	—	—	—	—	—	—	363	—	(363)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	672	—	672

Translation adjustment	—	—	—	—	—	—	—	191	—	—	191
Loss for the year	—	—	—	—	—	—	—	—	—	(14,853)	(14,853)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(14,662)

Balance at March 31, 2002	—	—	3,767,631	6	—	—	23,772	(407)	(738)	(37,709)	(15,076)
Exercise of share options for cash at $5.84, May 2002	—	—	2,000	—	—	—	12	—	—	—	12
Deferred stock-based compensation	—	—	—	—	—	—	(84)	—	84	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	305	—	305

Translation adjustment	—	—	—	—	—	—	—	(1,846)	—	—	(1,846)
Loss for the year	—	—	—	—	—	—	—	—	—	(15,542)	(15,542)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(17,388)

Balance at March 31, 2003	—	—	3,769,631	6	—	—	23,700	(2,253)	(349)	(53,251)	(32,147)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (contd)

	Preferred Ordinary “D” shares		Ordinary shares		Deferred shares		Additional paid-in capital $000	Accumulated other comprehensive income/(loss) $000	Deferred compensation $000	Deficit accumulated during development stage $000	Total $000
	No.	$000	No.	$000	No.	$000
Exercise of share options for cash at $7.17, April 2003	—	—	15,957	—	—	—	114	—	—	—	114
Exercise of share options for cash at $6.65, October 2003	—	—	100	—	—	—	—	—	—	—	—
Conversion of Ordinary and Preferred “C” Ordinary shares to Deferred Shares, November 2003	—	—	(2,251,572)	(4)	6,792,541	10	58,142	—	—	—	58,148
Bonus issue of shares, November 2003	12,666,580	21	—	—	—	—	(21)	—	—	—	—
Issue of shares for cash at $6.90, November 2003	4,076,111	7	12,316	—	—	—	28,221	—	—	—	28,228
Expense of share issues	—	—	—	—	—	—	(592)	—	—	—	(592)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	217	—	217

Translation adjustment	—	—	—	—	—	—	—	(1,343)	—	—	(1,343)
Loss for the period	—	—	—	—	—	—	—	—	—	(14,977)	(14,977)

Comprehensive loss for the period	—	—	—	—	—	—	—	—	—	—	(16,320)

Balance at December 31, 2003	16,742,691	28	1,546,432	2	6,792,541	10	109,564	(3,596)	(132)	(68,228)	37,648
Issues of shares for cash at $7.44, January 2004	1,162,068	2	—	—	—	—	8,644	—	—	—	8,646
Expense of share issue	—	—	—	—	—	—	(105)	—	—	—	(105)
Exercise of share options for cash at par, April 2004	—	—	46,875	—	—	—	—	—	—	—	—
Exercise of share options for cash at par, June 2004	—	—	25,000	—	—	—	—	—	—	—	—
Issue of share for cash at $7.34, June 2004	—	—	1	—	—	—	—	—	—	—	—
Exercise of share warrants for cash at par, June 2004	61,076	—		—	—	—	—	—	—	—	—
Conversion of deferred shares to ordinary shares, June 2004	—	—	252,902	—	(252,902)	—	—	—	—	—	—
Buy-back of deferred shares at $0.015, June 2004	—	—	—	—	(6,539,639)	(10)	10	—	—	—	—

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (contd)

	Preferred Ordinary “D” shares		Ordinary shares		Deferred shares		Additional paid-in capital $000	Accumulated other comprehensive income/(loss) $000	Deferred compensation $000	Deficit accumulated during development stage $000	Total $000
	No.	$000	No.	$000	No.	$000
Elimination of deferred stock-based compensation on the acquisition of Cyclacel Limited by Cyclacel Group plc	—	—	—	—	—	—	(2,050)	—	132	—	(1,918)

Translation adjustment	—	—	—	—	—	—	—	2,424	—	—	2,424
Loss for the year	—	—	—	—	—	—	—	—	—	(22,742)	(22,742)

Comprehensive loss for the year	—	—	—	—	—	—	—	—	—	—	(20,318)

Balance at December 31, 2004	17,965,835	30	1,871,210	2	—	—	116,063	(1,172)	—	(90,970)	23,953

Translation adjustment (unaudited)	—	—	—	—	—	—	—	(1,636)	—	—	(1,636)
Loss for the period (unaudited)	—	—	—	—	—	—	—	—	—	(13,409)	(13,409)

Comprehensive loss for the period (unaudited)	—	—	—	—	—	—	—	—	—	—	(15,045)

Balance at September 30, 2005 (unaudited)	17,965,835	30	1,871,210	2	—	—	116,063	(2,808)	—	(104,379)	(8,908)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Period from August 13, 1996 (inception) to December 31, 2004	Nine months ended September 30,		Period from August 13, 1996 (inception) to September 30, 2005
					2004	2005
					(unaudited)	(unaudited)	(unaudited)
	$000	$000	$000	$000	$000	$000	$000
Operating activities:
Net loss	(15,542)	(14,977)	(22,742)	(90,970)	(17,200)	(13,409)	(104,379)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,474	1,133	1,543	6,643	1,155	1,037	7,680
Deferred revenue	(1,328)	—	—	(98)	—	—	(98)
Compensation for warrants issued to non employees	—	—	—	1,215	—	—	1,215
Shares issued for IP rights	—	—	—	446	—	—	446
Loss on disposal of property, plant and equipment	—	—	2	25	2	—	25
Share-based compensation	305	217	279	2,888	(414)	179	3,067
Amortization of issuance costs of Preferred Ordinary “C” shares	338	1,925	—	2,517	—	—	2,517
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,932)	(1,808)	913	(3,895)	801	1,740	(2,155)
Accounts payable and other current liabilities	974	(875)	372	3,519	157	(408)	3,111

Net cash used in operating activities	(15,711)	(14,385)	(19,633)	(77,710)	(15,499)	(10,861)	(88,571)

Investing activities:
Purchase of property, plant and equipment	(819)	(111)	(210)	(5,739)	(200)	(72)	(5,811)
Short-term investments on deposit, net of maturities	9,120	(27,770)	15,827	(13,518)	5,465	281	(13,237)

Net cash provided by (used in) investing activities	8,301	(27,881)	15,617	(19,257)	5,265	209	(19,048)

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

STATEMENTS OF CASH FLOWS (contd)

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Period from August 13, 1996 (inception) to December 31, 2004	Nine months ended September 30,		Period from August 13, 1996 (inception) to September 30, 2005
					2004	2005
					(unaudited)	(unaudited)	(unaudited)
	$000	$000	$000	$000	$000	$000	$000
Financing activities:
Payments of capital lease obligations	(838)	(716)	(965)	(3,057)	(826)	(235)	(3,292)
Proceeds from issuance of ordinary and preferred ordinary shares, net of issuance costs	(27)	27,441	7,902	90,858	8,494	—	90,858
Loans received	—	—	—	10,942	—	9,224	20,166

Net cash provided by (used in) financing activities	(865)	26,725	6,937	98,743	7,668	8,989	107,732

Effect of exchange rate changes on cash and cash equivalents	3,073	3,328	510	5,990	82	(839)	5,151
Net increase (decrease) in cash and cash equivalents	(8,275)	(15,541)	2,921	1,776	(2,566)	(1,663)	113
Cash and cash equivalents, beginning of period	21,750	16,548	4,335	—	4,335	7,766	—

Cash and cash equivalents, end of period	16,548	4,335	7,766	7,766	1,851	5,264	5,264

Supplemental cash flow information:
Cash received during the period for:
Interest (net)	1,240	259	1,349	4,727	245	567	5,294
Taxes	2,549	—	3,844	6,392	3,820	2,473	8,865
Schedule of non-cash transactions
Acquisitions of equipment purchased through capital leases	524	384	706	3,470	701	—	3,470
Issuance of Ordinary shares in connection with license agreements	—	—	—	592	—	—	592
Issuance of Ordinary shares on conversion of bridging loan	—	—	—	1,638	—	—	1,638
Issuance of Preferred Ordinary “C” shares on conversion of secured convertible loan notes and accrued interest	—	—	—	8,893	—	—	8,893
Issuance of Ordinary shares in lieu of cash bonus	—	—	—	164	—	—	164
Deferred stock-based compensation	305	217	279	2,888	(414)	1,179	3,067

See accompanying notes

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

1    Formation and Business of the Company

Organization

Cyclacel Limited (the “Company” or “Cyclacel”) was incorporated in Great Britain on August 13, 1996 as Intercede 1190 Limited with an authorized share capital of £1,000 and issued share capital of £1. The Company changed its name to Ecdysis Limited on September 10, 1996, and was renamed Cyclacel Limited on October 25, 1996. On June 30, 2004, in a corporate reorganization as preparation for a public listing all of the issued and outstanding Preferred Ordinary “D” shares, Ordinary shares and Deferred shares of Cyclacel Limited were acquired by Cyclacel Group Limited in an exchange of shares. Cyclacel shareholders received an equivalent number of Preferred Ordinary “D” shares, and Ordinary shares in Cyclacel Group Limited. On 1 July 2004, Cyclacel Group Limited re-registered as a public limited company and changed its name to Cyclacel Group plc. Cyclacel remains a wholly owned subsidiary of Cyclacel Group plc.

On July 28, 2005, Cyclacel Group plc issued £5 million ($8.8 million) of convertible loan notes to Scottish Enterprise. The net proceeds of $8.6 million were loaned to the Company to fund its operating activities.

The principal activity of the Company is research and development of therapeutics for cancer and other serious diseases. Through September 30, 2005, the Company, operating from research facilities in Dundee, Scotland and Cambridge, England, has been primarily engaged in conducting research, developing drug candidates, recruiting personnel and raising capital.

The Company has not yet generated substantial revenues from its operations. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage.

The Company’s fiscal year end since incorporation was March 31. However, the Company changed its fiscal year end to December 31 during 2003 in anticipation of an initial public offering and this resulted in shortening of the March 31, 2004 fiscal year to the nine-month period ended December 31, 2003.

The accompanying financial statements include an allocation of all the costs associated with the employees, executive directors and Board of Directors of Cyclacel Group plc. These costs include directors’ compensation, Board fees and associated expenses, and share option compensation charges. All of the allocations in the accompanying financial statements are based on assumptions that we believe are reasonable under the circumstances. As a consequence of the reorganization which occurred on June 30, 2004, options granted by the Company became exercisable over ordinary shares in Cyclacel Group plc. As a result, the deferred compensation and additional paid-in capital of $1.8 million related to the stock-based compensation plans were eliminated and transferred to Cyclacel Group plc by the creation of an amount payable by the Company. Subsequent stock-based compensation costs of $397,000 and $180,000 have been allocated to the Company for the six months ended December 31, 2004 and the nine months ended September 30, 2005, respectively.

Need to Raise Additional Capital

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows since its inception. At December 31, 2004 and September 30, 2005, the Company had an accumulated deficit of $90,970,000 and $104,379,000, respectively.

As of January 23, 2006, on the basis of forecast cash flows of the Company, the directors believe that the currently available cash and cash equivalents and short-term investments will provide sufficient funds to enable

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

the business to meets its obligations at least through August 31, 2006. If the Company is unable to raise further funds price to that date, it may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others which may require the Company to relinquish rights to certain of its product candidates, or products that it would otherwise seek to develop or commercialize itself.

The ability of the Company to continue as a going concern beyond August 2006 is dependent on its ability to access further cash resources through the successful conclusion of one of the following scenarios:

•	On December 15, 2005 Cyclacel Group plc and Xcyte Therapies, Inc. (“Xcyte”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) whereby the entire share capital of Cyclacel would be acquired by Xcyte for which Cyclacel Group plc will receive newly issued common stock of Xcyte. The consummation of the Stock Purchase Agreement would give the Company access to Xcyte’s cash resources and would enhance the Company’s ability to conclude further partnering arrangements with pharmaceutical and/or biotechnology companies; or

•	If the Stock Purchase by Xcyte does not complete, the Company will be dependent on the ability of its parent company, Cyclacel Group plc, to raise sufficient funds to fund the operations of the group for the foreseeable future. Cyclacel Group plc would seek to raise such funds through a further private or public funding round or in undertaking a cash generative corporate transaction. In addition, the Company would undertake to raise further funds through revenue deals with commercial partners in the form of collaboration or services agreements.

However, there is no assurance that the proposed transaction with Xcyte will be completed or that Cyclacel Group plc’s subsequent efforts to raise additional private or public funding will be successful. If these efforts are unsuccessful there is uncertainty as to whether the funds available to the Company would be sufficient to allow it to continue in operational existence for the foreseeable future and to meet its liabilities as they fall due.

While the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding to meet its ongoing working capital requirements will be provided through the successful conclusion of one of the above scenarios. Accordingly, the directors believe it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2    Summary of Significant Accounting Policies

The financial information contained in these financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985, as amended, of Great Britain. Statutory accounts for the years ended December 31, 2004, for the nine months ended December 31, 2003 and for the year ended March 31, 2003 on which the auditors’ reports were unqualified and did not contain a statement under section 237(2) or (3) of that Act have been delivered to the Registrar of Companies for England and Wales.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Results

The accompanying balance sheet as of September 30, 2005, the statements of operations and cash flows for the nine months ended September 30, 2004 and 2005, and period from August 13, 1996 (inception) to September 30, 2005, and the statement of shareholders’ equity (deficit) for the nine months ended September 30, 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2005, and results of operations and cash flows for the nine months ended September 30, 2004 and 2005. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods are unaudited. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ended December 31, 2005 or for any other interim period or for any other future year.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company’s cash and cash equivalents are invested in deposits with five major banks in the United Kingdom. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash, cash equivalents, short-term investments and accounts receivable. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

The Company does not perform an ongoing credit evaluation of its customers’ financial conditions and generally does not require collateral to secure accounts receivable. The Company’s exposure to credit risk, associated with non-payment is affected principally by conditions or occurrences within its customers’ operations. The Company historically has not experienced any losses relating to accounts receivable from its primary customer. $700,000 (56%) of the Company’s revenues for the year ended March 31 2003 were derived from one customer. The arrangements with this primary customer came to a conclusion during the nine months ended December 31, 2003.

Drug candidates developed by the Company may require approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercialized sales. There can be no assurance that the Company’s drug candidates will receive any of the required approvals or clearances. If the Company was denied approval or clearance or such approval was delayed, it may have a material adverse impact on the Company.

Foreign currency and currency translation

Monetary assets and liabilities in foreign currencies are translated into pounds sterling, the Company’s functional currency, at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into pounds sterling at the rate of exchange ruling at the balance sheet date. Transaction gains and losses are recognized in operating expenses within the Statement of Operations.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

These financial statements are presented in U.S. dollars. Translation of balance sheet data from pounds sterling to U.S. dollars is made at the exchange rate ruling at the balance sheet date. Translation of operating statement and cash flow amounts is made at the average exchange rate for the period. Translation gains and losses are recognized within “Accumulated other comprehensive income/(loss).”

Cash and Cash Equivalents

Cash equivalents are stated at cost, which equates to market value. The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial deposit to be cash equivalents.

Short-term Investments

The Company invests its surplus cash in bank term deposits, having a maturity period of between one day and one year. These deposits can be terminated early at a nominal cost. Accordingly, all cash resources with original maturity of three months or less have been classified as cash and cash equivalents and those with original maturity of more than three months as short-term investments.

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Based on borrowing rates currently available to the Company, the carrying value of the equipment financing lines approximate fair value.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which are generally three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically fifteen years. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets

In accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets, including property, plant and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2004 and up until September 30, 2005 there have been no such impairments.

Revenue Recognition

Revenues are earned from collaborative agreements and amounts invoiced to customers in respect of goods supplied. The Company recognizes revenue when persuasive evidence of an arrangement exists; delivery has

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

occurred or services have been rendered; the fee is fixed and determinable; and collectability is reasonably assured. Determination of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management’s judgments regarding the fixed nature of the fee charged for research performed and milestones met, and the collectability of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Research and development revenues, which are earned under agreements with third parties for contract research and development activities, are recorded as the related expenses are incurred. Milestone payments are non-refundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of ongoing performance obligations. Any amounts received in advance of performance are recorded as deferred revenue. None of the revenues recognized to date are refundable if the relevant research effort is not successful.

Grant revenues from government agencies and private research foundations are recognized as the related qualified research and development costs are incurred, up to the limit of the prior approval funding amounts. Grant revenues are not refundable.

Government grants in respect of capital expenditure are deferred and released to revenue over the estimated useful lives of the related assets by equal annual installments.

Clinical Trials Accounting

All of the Company’s clinical trials are performed by contract research organizations (“CROs”) and participating clinical trial sites. Some CROs bill monthly for services performed, and others bill based upon milestones achieved. For the latter, the Company accrues clinical trial expenses based on the services performed each period. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Research and Development Expenditures

Research and development expenses consist primarily of costs associated with the Company’s product candidates, upfront fees, milestones, compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants and related contract research, facility costs, amortization of purchased technology and depreciation. Expenditures relating to research and development are expensed as incurred.

Patent Costs

Costs relating to prosecution are charged to operations as incurred as recoverability of such expenditure is uncertain.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Leased Assets

The costs of operating leases are charged to operations on a straight-line basis over the lease term.

Where the Company enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. The asset is recorded in the balance sheet as an asset and is depreciated in accordance with the above depreciation policies. The capital elements of future lease payments are recorded as liabilities and the interest is charged to operations over the period of the lease.

Pension Costs

The Company operates a defined contribution pension plan. Contributions are charged to the operating statement as they become payable in accordance with the rules of the plan.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Credit is taken in the accounting period for research and development tax credits, which will be claimed from H. M. Revenue and Customs, the United Kingdom’s taxation and customs authority, in respect of qualifying research and development costs incurred in the same accounting period.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”). Under APB 25, compensation expense is based on the difference, if any, on the date of grant of the option, between the estimated fair value of the Company’s ordinary shares and the exercise price of the option.

The Company accounts for equity instruments issued to non employees in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services.” SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123 to stock based employee compensation arrangements:

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
				2004	2005
	$000	$000	$000	$000	$000
Net loss applicable to Ordinary shareholders, as reported	(20,196)	(19,402)	(33,795)	(25,336)	(22,319)
Add: Stock-based employee compensation included in reported loss	305	217	279	(414)	179
Less: Total stock-based employee compensation determined under fair value based method for all awards	(1,150)	(791)	(2,979)	(2,118)	(1,652)

Adjusted net loss	(21,041)	(19,976)	(36,495)	(27,868)	(23,792)

The fair value of each option granted is estimated on the date of grant using the Black Scholes option valuation model with the following weighted average assumptions:

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
				2004	2005
Risk free interest rate	3.72%	—	4.3%	4.1%	—
Expected life (in years)	5.46	—	3.5	3.5	—
Volatility	90%	—	90%	90%	—
Dividend yield	0.00%	—	0.00%	0.00%	—

Based on the above assumptions, the weighted average estimated fair values of options granted were $8.84 per share for the year ended March 31, 2003, and $5.61 for the year ended December 31, 2004, and the nine months ended September 30, 2004.

The employee stock-based compensation charge for the period from August 13, 1996 (inception) to December 31, 2004 of $2,887,000 was allocated $2,161,000 and $726,000 to research and development and general and administrative, respectively. The employee stock-based compensation charge for the period from August 13, 1996 (inception) to September 30, 2005 of $3,067,000 was allocated $2,265,000 and $802,000 to research and development and general and administrative, respectively. Stock-based compensation charges (credit) of $244,000, $174,000, $103,000, $(286,000) and $104,000 were allocated to research and development for the years ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, respectively. Stock-based compensation charges (credits) of $61,000, $43,000, $(12,000), $(128,000) and $76,000 were allocated to general and administrative for the years ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, respectively.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Comprehensive Income (Loss)

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, are reported, net of any related tax effect, to arrive at comprehensive income (loss).

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123, and supersedes APB Opinion 25. SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the statement of operations based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion 25’s intrinsic value method.

Under SFAS 123R, the Company must determine the appropriate fair value model and related assumptions to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and modified retrospective adoption alternative. Under the modified retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the modified retrospective method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company plans to adopt SFAS 123R using the modified-prospective method. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and expects that the adoption of SFAS 123R will have a significant impact on the Company’s results of operations. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on the levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss under Stock-based Compensation above. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after adoption.

3    Significant Contracts

Licensing and Research Agreements

The Company has entered into licensing agreements with academic and research organizations. Under the terms of these agreements, the Company has received licenses to technology and patent applications. The Company is required to pay royalties on future sales of product employing the technology or falling under claims of patent applications. Additional payments are due if the Company sublicenses the technology or patent applications or if the Company achieves predefined milestones.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

In respect of Licensing Agreements, additional payments of $23.3 million would be payable if the Company achieves predefined milestones subject to achievement of all the specific contractual milestones and the Company’s decision to continue with these projects. Under these agreements the Company makes annual payments that do not and will not exceed $0.1 million.

Clinical Collaborations

At December 31, 2004, the Company had entered into a number of agreements with clinical research organizations (CROs) based at various universities and hospitals. The maximum annual amount payable on any of the existing contracts is approximately $0.8 million and the annual aggregate cost is approximately $1.7 million. The contracts vary in length with the last to expire/conclude in June 2006.

4    Cash and Cash Equivalents

The following is a summary of cash and cash equivalents at December 31, 2003 and 2004, and September 30, 2005:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Cash	756	560	3,501
Deposits with original maturity of less than three months	3,579	7,206	1,763

	4,335	7,766	5,264

5    Prepaid Expenses and Other Current Assets

The following is a summary of prepaid expenses and other current assets at December 31, 2003 and 2004, and September 30, 2005:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Research & development tax credit	3,730	2,583	1,439
Sales tax receivable	373	755	519
Prepayments	892	922	586
Other current assets	365	586	228

	5,360	4,846	2,772

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

6    Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Useful lives in years	December 31,		September 30, 2005
		2003	2004
		$000	$000	$000
Leasehold improvements	Life of lease (15 yrs)	462	511	480
Research & laboratory equipment	3 to 5 yrs	7,602	8,331	7,540
Office equipment and furniture	3 to 5 yrs	1,159	1,174	1,090

		9,223	10,016	9,110
Less: accumulated depreciation and amortization		(5,463)	(6,604)	(6,910)

		3,760	3,412	2,200

The depreciation and amortization of property, plant and equipment amounted to $1,474,000, $1,133,000, $1,543,000, $1,155,000 and $1,037,000 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, respectively. These charges include depreciation of assets held under capital leases.

Depreciation and amortization expense for the period from inception (August 13, 1996) through to December 31, 2004 and to September 30, 2005 were $6,643,000 and $7,680,000, respectively. Included in property, plant and equipment are assets under capital lease obligations with an original cost of $3,421,000, $3,853,000 and $3,690,000 as of December 31, 2003 and 2004, and September 30, 2005, respectively. Accumulated depreciation on assets under capital leases was $1,664,000, $1,884,000 and $2,294,000, respectively.

7    Government Loan

The amounts outstanding under the Government loan are as follows:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Current liabilities	—	482	441
Noncurrent liabilities	445	—	—

	445	482	441

The Government loan of $441,000 (£250,000) had an interest rate of 7% per annum and was wholly repayable on September 16, 2003. The loan was renegotiated during the period ended December 31, 2003 with the repayment date being extended to January 31, 2005, together with an amended interest rate of 5% per annum from November 1, 2003. The loan was repaid in full on November 16, 2005 and the floating charge over certain of the Company’s assets was canceled.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

8    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Accounts payable	2,354	2,528	1,369
Amounts due to parent company	—	2,196	10,938
Accrued liabilities	1,292	1,177	1,649
Other current liabilities	182	161	129

	3,828	6,062	14,085

Amounts due to parent company represent transactions between the Company and Cyclacel Group plc being (1) an intercompany loan of $8,562,000 and (2) costs allocated by Cyclacel Group plc to Cyclacel Ltd related to stock-based compensation accrued in Cyclacel Group plc. On July 28, 2005, Cyclacel Group plc issued £5 million ($8.8 million) of convertible loan notes. The cash received was transferred to the Company and is being utilized by the Company to fund its operating activities. Costs of $252,000 associated with issuing the loan notes were paid by the Company and have been recharged to Cyclacel Group plc.

As a consequence of the reorganization which occurred on June 30, 2004, options granted by the Company became exercisable over ordinary shares in Cyclacel Group plc. As a result, the deferred compensation and additional paid-in capital of $1.8 million related to the stock-based compensation plans were eliminated and transferred to Cyclacel Group plc by the creation of an amount payable by the Company. Subsequent stock-based compensation costs of $397,000 and $180,000 have been allocated to the Company for the six months ended December 31, 2004 and the nine months ended September 30, 2005, respectively.

9    Related Party Transactions

Private Placement

Cancer Research Technology Limited (CRT), formerly Cancer Research Campaign Technology Limited (CRCT) owned 494,973 ordinary shares of 1p each, which represented 2.6% of the Company’s outstanding shares, at December 31, 2003.

License and Option Agreement

The Company has license and option agreements with CRT covering several technologies and research tools. The latest of these agreements terminated on September 10, 2005. CRT retains rights to materials and intellectual property outside the relevant fields, and for non-commercial research.

Fees Paid to Shareholders

Up to June 30, 2004, when Cyclacel was acquired by Cyclacel Group Limited in an exchange of shares, Cyclacel paid fees to shareholders for the services and expenses of their directors appointed to the Company. From July 1, 2004 these services were provided to Cyclacel Group plc and the fees were payable by Cyclacel Group plc. Since July 1, 2004 all of these fees have been allocated to the Company based on assumptions that we believe are reasonable under the circumstances. We believe these allocations are indicative of the costs that Cyclacel would have incurred if it had operated on a standalone basis or as an entity independent of Cyclacel Group plc.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
				2004	2005
	$000	$000	$000	$000	$000
Merlin Venture Limited	20	15	22	17	19
Cancer Research Technology Limited, formerly Cancer Research Campaign Technology Limited	9	—	—	—	—
Kleinwort Benson Life Science Partnership	20	10	—	—	—
Invesco	38	23	22	16	17

The following fees were outstanding at the period end.

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Merlin Venture Limited	5	6	5
Kleinwort Benson Life Science Partnership	32	—	—
Invesco	55	82	91

Noble Grossart Limited charged fees of $79,000 for the provision of services in relation to the raising of new funds during the year ended December 31, 2004.

Services provided by CXR Biosciences Limited

CXR Biosciences Limited (Dundee, Scotland, U.K.), a contract research organization, charged costs for research services of $917,000, $447,000, $175,000, $171,000 and $1,000 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004, and the nine months ended September 30, 2004 and 2005, respectively. As of December 31, 2003 and December 31, 2004, September 30, 2004 and September 30, 2005 the company owed CXR Biosciences $1,000, $1,000, $Nil and $Nil, respectively. On August 14, 2003, Mr. Rombotis, the Company’s Chief Executive Officer, acquired as part of a private equity financing approximately 2% of the equity of CXR Biosciences.

10    Commitments

Licensing and Research Agreements

The Company has entered into various research, license and collaboration agreements to support its research and development activities. At December 31, 2004 and September 30, 2005, the Company had no financial commitments under these agreements which were unconditional on future performance.

Through December 31, 2004 and September 30, 2005, the Company had no minimum royalty commitments under licensing and research agreements.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Leases

In October 2000, the Company entered into a 25 year lease for its new corporate headquarters and research and development facility in Dundee, U.K. The Company also leases a second research facility at the Babraham Research Campus, Cambridge, U.K. The Company entered into this 5 year lease in August 2005. There is an option to terminate the lease on July 31, 2007 at a cost to the Company of $104,000.

Rent expense, which includes lease payments related to the Company’s corporate headquarters and research and development facility and other rent related expenses, was $395,037, $344,172, $603,588, $452,382 and $422,590 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, respectively.

As at December 31, 2004 and at September 30, 2005, the Company had $3,853,000 and $3,083,772, respectively, of property, plant and equipment financed through long-term obligations. The obligations under the equipment leases are secured by the equipment financed, bear interest at a weighted average rate of 7.2% and are due in monthly and quarterly installments through May 2007.

Annual future minimum payments are as follows at December 31, 2004:

	Capital leases	Operating leases
	$000	$000
2005	356	668
2006	300	918
2007	89	918
2008	—	918
2009	—	918
Thereafter	—	779

	745	5,119

Less amount representing interest	(66)

Present value of future minimum lease payments	679
Less current portion	(311)

	368

Purchase Obligations

The Company had minimum purchase obligations of $2,976,000 at December 31, 2004 in respect of clinical trials falling due during the year ended December 31, 2005.

11    Contingencies

In the ordinary course of business the Company may be subject to legal proceedings and claims. The Company is not currently subject to any legal proceedings.

CYCLACEL LIMITED
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

12    Shareholders’ Equity (Deficit)

Preferred Ordinary “D” shares

In November 2003, 4,076,111 Preferred Ordinary “D” shares of 0.1p each were issued at $6.90 for cash consideration of $28,143,248. There was an associated bonus issue of 12,666,580 Preferred Ordinary “D” shares of 0.1p each given to existing Preferred Ordinary “C” shareholders and Ordinary shareholders who participated in the “D” funding round on a basis of 1:4 and 1:3, respectively, by way of capitalization of part of the additional paid in capital. This was the first closing of two rounds. In January 2004, the Company issued a further 1,162,068 Preferred Ordinary “D” shares at $7.44 per share to new investors for net cash proceeds of $8,646,000 being the second and final closing of the series “D” funding round. In June 2004, the Company issued a further 61,076 Preferred Ordinary “D” shares of 0.1p each on the exercise of certain warrants to existing shareholders for net cash proceeds of $110.

Under the Reorganization and Share Exchange Agreement of June 30, 2004 the Preferred Ordinary “D” shares of 0.1p each in Cyclacel Limited were exchanged for Preferred Ordinary “D” shares of 1p each in Cyclacel Group plc.

Winding up

Upon the winding up of the Company, Preferred Ordinary “D” shareholders are, after all liabilities have been paid, entitled to the greater of:

(i) the subscription price per share multiplied by 1.5 together with a sum equal to a fixed cumulative preferential dividend of 8% per annum compounded quarterly; or

(ii) the pro-rata share of the proceeds between the Ordinary shareholders and the Preferred Ordinary “D” shareholders, as if the Preferred Ordinary “D” shares had been converted.

After such payments, the balance of such assets shall be distributed among the ordinary shareholders in proportion to the amounts paid up.

The aggregate liquidation preference of the Preferred Ordinary “D” shares at December 31, 2003 and 2004 and September 30, 2005 was $182,454,000 ($10.90 per share), $223,617,000 ($12.45 per share) and $213,119,000 ($11.86 per share), respectively. The accumulated dividends at December 31, 2003 and 2004 and September 30, 2005 were $1,113,000, $12,824,000 and $20,248,000, respectively.

Conversion

The Preferred Ordinary “D” shares may at any time, at the option of the holder, be converted into Ordinary shares at the rate of one Ordinary share for every Preferred Ordinary “D” share.

Voting

Preferred Ordinary “D” shares and Ordinary shares rank pari passu as regards voting rights.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Warrants for Preferred Ordinary “D” shares

On August 31, 2000, the Company issued warrants to loan-note holders to subscribe for shares in the Company. In June 2001, these warrants became exercisable immediately over 62,685 Preferred Ordinary “C” shares at a price of $10.64 (£7.53) per share and expire upon the earlier of ten years from the date of original issuance, the listing of the Company’s ordinary shares or the sale of substantially all of the Company’s assets. In November 2003, all Preferred Ordinary “C” shares were converted to deferred shares and these warrants became exercisable over 116,260 Preferred Ordinary “D” shares at a price of $6.90 (£4.06) per share. These were immediately exercisable and expire upon the earlier of ten years from the date of original issuance, the listing of the Company’s ordinary shares or the sale of substantially all of the Company’s assets. The warrants were assigned a fair value of $588,000 which was recognized upon issuance. These warrants have not been exercised. Under the Reorganization and Share Exchange Agreement of June 30, 2004 all of the above warrants are exercisable over shares in Cyclacel Limited which will then be exchanged for shares in Cyclacel Group plc. Pursuant to the Stock Purchase Agreement dated December 15, 2005 between Xcyte and Cyclacel Group plc the shareholders agreed an a amendment to the warrant instruments such that the warrants became directly exercisable over Preferred Ordinary “D” shares in Cyclacel Group plc.

In June 2001, the Company issued warrants to existing shareholders to subscribe for a total of 61,076 Preferred Ordinary “C” shares. In November 2003, these warrants became exercisable over 61,076 Preferred Ordinary “D” shares at a price of $0.0015 (£0.001) per share. The warrants were immediately exercisable and will expire upon the earlier of ten years from the date of original issuance or the sale of the whole of the issued share capital to a third party. The warrants were assigned a fair value of $627,000 which was recognized upon issuance. All 61,076 warrants were exercised in June 2004.

Ordinary shares

Holders of ordinary shares of 0.1p each are entitled to one vote per share on all matters to be voted upon by the shareholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of Preferred Ordinary “D” shares, the holders of ordinary shares are entitled to receive notably such dividends, if any, as may be declared by the Board of Directors. No dividends have been declared to date.

Under the Reorganization and Share Exchange agreement of June 30, 2004, the Ordinary Shares of 0.1p each in Cyclacel Limited were exchanged for Ordinary Shares of 1p each in Cyclacel Group plc.

Warrants for Ordinary Shares

In 1999, the Company issued warrants to existing shareholders to subscribe for a total of 23,500 Ordinary shares in the Company, exercisable upon the sale or listing of the Company. The subscription prices are $0.0015 (0.1p) per share for 16,000 shares and 90% of the sale or listing price for 7,500 shares. The warrants are exercisable upon a listing or a sale of substantially all of the Company’s assets and until 30 days after such an event. Under the Reorganization and Share Exchange Agreement of 30 June 2004, the warrants are exercisable over ordinary shares in Cyclacel Limited which will then be exchanged for ordinary shares in Cyclacel Group plc.

Pursuant to the Stock Purchase Agreement dated December 15, 2005 between Xcyte and Cyclacel Group plc the shareholders agreed an a amendment to the warrant instruments such that the warrants became directly exercisable over ordinary shares in Cyclacel Group plc.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Deferred Shares

In November 2003, as part of the series D funding round, 2,251,572 Ordinary shares of 0.1p each and 4,540,969 Preferred Ordinary “C” shares of 0.1p each were converted into 6,792,541 Deferred shares of 0.1p each. During the year ended December 31, 2004, the deferred shares were repurchased for a nominal sum of 1p per holding.

The Deferred shares had the following rights and were subject to the following restrictions:

a) on a return of capital on winding up or otherwise, the holders of Deferred shares shall in that capacity only be entitled to receive an amount equal to the par value thereof and only after payment in respect of each Ordinary share and Preferred Ordinary “D” share (collectively referred to as “paid up shares”) the amount paid up thereon plus $17,750,000 (£10,000,000) per paid up share and the Deferred shares shall not otherwise entitle their holders to receive or participate in any way in any profits or assets of the Company; and

b) the Deferred shares shall not entitle their holders to receive notice of or attend or vote at any general meetings of the Company or participate in any pre-emptive offer on issue or transfer of any shares under these articles.

Share Option Plans

Cyclacel operates a number of share option plans, which provide the opportunity to all eligible individuals to participate in the potential growth and success of the Company. In May 1997, the Company adopted the Cyclacel Limited Share Option Plan (“1997 Plan”), which was approved by a shareholders’ resolution in May 1997. Under this plan, any person who is a Director or employee of the Company is eligible to be granted options to purchase Ordinary shares in the Company. In general, options granted under the “1997 Plan” may not be exercised before the third anniversary of the date of grant and may not be exercised later than the tenth anniversary of the date of grant. In February 2001, the Company adopted the Cyclacel Limited 2000 Employees’ Share Option Scheme under the Enterprise Management Incentive Scheme (“2000 Plan”), which was approved by shareholders’ resolution in December 2000. Under this plan any person who is a Director (other than a non executive Director) or employee of the Company is eligible to be granted options to purchase shares in the Company.

Options granted under the 2000 Plan may not be exercised more than ten years after the date of grant and, to the extent not exercised by that time, the Option shall lapse immediately. Options generally vest and become fully exercisable over a three year period. Shares can be issued upon exercise of options under the terms of the Company’s employee share option plans up to a maximum of 12.5% of the issued share capital immediately following the closure of the series “D” funding round in November 2003.

On April 23, 2004, new options over 1,782,770 ordinary shares were granted under the 1997 plan and the 2000 plan to employees at an exercise price of $2.66 (£1.50) per share of which 415,508 would only be exercisable upon the achievement of certain corporate performance criteria. Subsequent to the issuance of the 415,508 options the Company concluded that the exit related performance criteria were inappropriate and the options were modified to remove the exit valuation criteria. Prior to the grant of 1,782,770 options, 598,692 existing options, with higher exercise prices, were surrendered by these employees. The new options will become exercisable in equal tranches on the first, second and third anniversaries of the date of grant, the earliest option exercise date being April 23, 2005 and the expiration date April 23, 2014.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

The reasons for this event were that the surrendered options, many of which had already vested, had an exercise price significantly in excess of the current fair value of an ordinary share. Therefore the issue of these new options was undertaken to retain existing employees and enable them to share in the future success of the company.

The 598,692 options that were replaced and the 415,508 options that were only exercisable upon the achievement of certain corporate performance criteria are accounted for in accordance with the guidance on the modification of stock-based compensation plans. This results in a stock based compensation charge being accrued by Cyclacel Limited over the period from April 23, 2004 to June 30, 2004.

As a consequence of the reorganization which occurred on June 30, 2004, the 1997 Plan and 2000 Plan rules were amended to provide that the options granted under the plans were, with effect from the reorganization, deemed to be exercisable over the ordinary shares in Cyclacel Group plc and not Cyclacel Limited.

No further options were granted under the 1997 Plan or the 2000 Plan. Up to June 30, 2004 these awards will be accounted for by Cyclacel in accordance with the provisions for variable compensatory plans as set out in Accounting Principles Board Option No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). From July 1, 2004, these awards have been accounted for by Cyclacel Group plc in accordance with the provisions for variable compensatory plans as set out in APB 25. As the options are related to individuals employed by Cyclacel, the stock based compensation charge related to these options will be allocated to Cyclacel from Cyclacel Group plc.

On July 1, 2004 Cyclacel Group plc adopted a New Option Plan, (the Cyclacel Group Plc Discretionary Share Option Plan), a New SAYE Plan, (the Cyclacel Group Plc Savings Related Share Option Plan) and a New Restricted Share and Co Investment Plan, (the Cyclacel Group Plc Restricted Share and Co Investment Plan). We refer to these plans collectively as the New Share Plans. The New Share Plans replace the 1997 Plan and the 2000 Plan. One Cyclacel limited employee has received grants of options under the New Option Plan. The stock based compensation charge related to these options have been allocated to Cyclacel from Cyclacel Group plc. No options have been awarded under the other plans.

New Option Plan

Options may be granted to selected employees and directors of the group at the discretion of the remuneration committee. The exercise price will not be less than the higher of the middle market quotation for an Ordinary share on the day preceding the date of grant, or the average of such quotations for the three days preceding the date of grant, and the nominal value of the ordinary shares.

Limits to the number of shares over which options may be granted are as follows:

•	in any ten year period not more than 10% of the issued Ordinary share capital may be issued or issuable under the New Option Plan or any other employees’ share scheme; and

•	in any ten year period not more than 5% of the issued Ordinary share capital may be issued or issuable under the New Option Plan or any discretionary share scheme.

Options will normally be exercisable between three and ten years following the date of grant provided any specified performance target has been satisfied.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

A member of senior management, employed by Cyclacel Limited, was granted an option over 90,000 ordinary shares at an exercise price of $2.66 (£1.50) per share in December 2004. These awards will be accounted for by Cyclacel Group plc in accordance with the provisions for variable compensatory plans as set out in APB 25 and the associated charge allocated to Cyclacel Limited.

Senior Executive Incentive Plan

Mr. Rombotis, the chief executive officer, was granted rights to receive an option to acquire additional ordinary shares in Cyclacel Limited following successful completion by the Company of an initial public offering and listing on a major stock exchange (“the original Incentive Option”).

The terms of the original Incentive Option were agreed as part of Mr. Rombotis’s original contract of employment with Cyclacel limited dated August 1, 1997, and reflected in an appendix thereto. On July 17, 2004, Cyclacel Group plc entered into an employment contract with Mr. Rombotis’s and granted an amended Incentive Option (the “amended Incentive Option”).

The principal terms of the original Incentive Option, as agreed pursuant to Mr. Rombotis’s original contract of employment in August 1997 are as follows:

•	Mr. Rombotis was initially to receive an option to acquire 200,000 ordinary shares in Cyclacel Limited at an exercise price of 0.1 pence per share. The number of shares under the option would be subject to adjustment depending on the valuation of the company immediately following successful completion of an initial public offering on a major stock exchange (including the London Stock Exchange or Nasdaq) (the “Relevant Valuation”). Depending on the Relevant Valuation, this adjustment could have resulted in Mr. Rombotis receiving an option over shares equivalent to up to 7.5% of the share capital of Cyclacel Limited on a fully diluted basis (subject to reduction to reflect certain shares and options already held by him at the relevant time). Following a listing on a major stock exchange, the option would be exercisable in three equal tranches on the first, second and third anniversaries of the major stock market listing.

•	The original Incentive Option would have lapsed seven years after the date of its grant.

The principal terms of the amended Incentive Option granted pursuant to the Senior Executive Incentive Plan (which now replaces the right agreed pursuant to Mr. Rombotis’s original contract of employment in 1997) are as follows:

•	Mr. Rombotis has a right to acquire 1,720,903 ordinary shares in Cyclacel Group plc at an exercise price of 1 pence per share.

•	The amended Incentive Option will become exercisable by Mr. Rombotis only following successful completion of the Offering or another listing of part of the ordinary share capital of Cyclacel Group plc on a major stock exchange (including the London Stock Exchange or Nasdaq) or on a sale or change of control of Cyclacel Group plc prior to any such listing and only if Mr. Rombotis remains in employment with the Cyclacel Group (and has not given or been given notice to leave) at the time of exercise (unless Mr. Rombotis has been dismissed without cause).

•	Provided that Mr. Rombotis remains in employment with the Cyclacel Group, the amended Incentive Option will become exercisable in equal tranches on the first, second and third anniversaries of the

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

closing of the offering. The amended Incentive Option will also be exercisable in full on any change of control of Cyclacel Group plc pursuant to a general offer following the closing of this Offering.

•	The amended Incentive Option will lapse on the earlier of the cessation of employment of Mr. Rombotis with the Cyclacel Group and the tenth anniversary of its grant in June 2004.

The original Incentive Option over 200,000 ordinary shares (as agreed pursuant to Mr. Rombotis’s original contract of employment in August 1997) has been accounted for by Cyclacel in accordance with the provisions for variable compensatory plans set out in Accounting Principles Board Option No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The stock-based compensation charge has been accrued over the expected period to July 16, 2004, being seven years from August 1, 1997, and has been adjusted during each subsequent period to reflect changes in the fair value of the ordinary shares. Following the decision to abort the 2004 IPO, all of the compensation charges in Cyclacel in the nine-month period ended September 30, 2004 and year ended December 31, 2004 were reversed.

The amended Incentive Option granted pursuant to the Senior Executive Incentive Plan (which replaced the rights agreed pursuant to Mr. Rombotis’s original contract of employment in August 1997) is also accounted for in accordance with the guidance on the modification of stock based compensation plans. No compensation charge has been accrued in the financial statements of Cyclacel Group plc in respect of this arrangement as it is not considered probable that there will be a successful completion of an offering or the listing of part the ordinary share capital on a major stock exchange (including the London Stock Exchange or Nasdaq) or on a sale or change of control Cyclacel Group plc prior to any such listing.

A summary of the share option activity and related information is as follows:

	Number of Options Outstanding	Weighted average exercise price
Balance at April 1, 2002	743,674	$4.48
Granted	177,000	11.65
Exercised	(2,000)	6.19
Canceled	(4,500)	11.17

Balance at March 31, 2003	914,174	6.25
Exercised	(16,057)	7.45
Canceled	(10,600)	8.59

Balance at December 31, 2003	887,517	7.01
Granted	3,643,673	1.46
Exercised	(71,875)	0.002
Canceled	(880,892)	7.42

Balance at December 31, 2004	3,578,423	1.52
Canceled	(378,533)	2.77

Balance at September 30, 2005	3,199,890	1.25

As a consequence of the reorganization which occurred on June 30, 2004, options granted by the Company over its ordinary shares became exercisable over ordinary shares in Cyclacel Group plc.

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding			Options exercisable
Exercise price	Exercise price	Number outstanding	Weighted Average remaining contractual life	Number exercisable
£	$
0.01	0.02	1,720,903	9.50	—
1.50	2.89	1,469,937	9.37	—
4.53	8.87	5,000	6.17	5,000
4.76	9.17	4,050	6.17	4,050

		3,199,890	9.43	9,050

The options above were granted under Cyclacel share option plans. However, following the reorganization on June 30, 2004, all outstanding options became exercisable over ordinary shares in Cyclacel Group plc.

13    Pension Plans

The Company operates a defined contribution group personal pension plan for substantially all of its employees. Company contributions to the plan totaled $177,720, $145,889 and $206,035 in the year ended March 31, 2003, the nine months ended December 31, 2003, and the year ended December 31, 2004, respectively. Company contributions to the plan totaled $166,157 and $144,789 in the nine months ended September 30, 2004 and 2005, respectively.

14    Taxes

The Company has made a taxable loss in each of the operating periods since incorporation. The income tax credits of $4,397,000, $1,486,000, $2,456,000, $1,930,000 and $1,506,000 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31,2004 and the nine months ended September 30, 2004 and 2005, respectively, represent U.K. research and development tax credits receivable against such expenditures in the United Kingdom.

A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory corporation tax rate of 30% to loss before income taxes is as follows:

	Year ended March 31, 2003	Nine months ended December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
				2004	2005
	$000	$000	$000	$000	$000
Loss before income taxes	(19,939)	(16,463)	(25,198)	(19,130)	(14,915)
Income tax expense computed at statutory corporation tax rate	(5,982)	(4,939)	(7,558)	(5,738)	(4,474)
Disallowed expenses and non-taxable income	906	2,506	4,326	3,261	2,076
Depreciation in excess of capital allowances	7	149	190	124	131
Other temporary differences	—	—	—	1	—
Adjustments in respect of prior periods	(2,549)	—	—
Tax losses	5,069	2,284	3,043	2,353	2,268
Research and development tax relief	(2,310)	(1,857)	(3,071)	(2,414)	(1,883)
Research and development tax credit rate difference	462	371	614	483	376

	(4,397)	(1,486)	(2,456)	(1,930)	(1,506)

CYCLACEL LIMITED

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (contd)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Significant components of the Company’s deferred tax assets are shown below:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Deferred tax assets (liabilities):
Net operating loss carryforwards	16,411	20,985	21,269
Depreciation and amortization	(643)	(377)	(220)

Total net deferred tax assets	15,768	20,608	21,049
Valuation allowance for deferred tax assets	(15,768)	(20,608)	(21,049)

Net deferred taxes	—	—	—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is uncertain.

The Company has, subject to agreement with the H.M. Revenue and Customs, the following tax losses and accumulated tax losses available for carry forward against future operations, which under U.K. tax laws do not expire:

	December 31,		September 30, 2005
	2003	2004
	$000	$000	$000
Accumulated tax losses	45,700	70,800	72,000

MANAGEMENT FOLLOWING THE STOCK PURCHASE

Executive Officers and Directors

Resignation of Xcyte’s Current Executive Officers and Directors

Pursuant to the Stock Purchase Agreement, it is contemplated that all of Xcyte’s current executive officers and directors (other than Dr. Christopher Henney) will resign immediately prior to the completion of the Stock Purchase.

Executives Officers and Directors of Xcyte Following the Stock Purchase

Xcyte’s board of directors is currently comprised of seven directors and is divided into three classes, with each class serving a staggered three-year term. Following the Stock Purchase, the board of directors of Xcyte will continue to be classified into three classes, with each class serving staggered three-year terms.

Following the completion of the Stock Purchase, the board of directors is expected to be comprised of seven members:

•	five of the directors will be designated by Cyclacel Group plc, who will be Spiro Rombotis, Paul McBarron, Dr. David U’Prichard, Sir John Banham and one other director;

•	one of the directors will be designated by Xcyte, who will be Christopher Henney; and

•	one of the directors will be designated by Xcyte and Cyclacel Group plc, who will be mutually agreed upon by Xcyte and Cyclacel Group plc.

Messrs. Henney and McBarron would be in the class of directors whose term expires at the 2006 annual meeting of stockholders. Sir John Banham would be in the class of directors whose term expires at the 2007 annual meeting of stockholders. Messrs. Rombotis and U’Prichard would be in the class of directors whose term expires at the 2008 annual meeting of stockholders.

The following table lists the names and ages as of January 23, 2006 and positions of the individuals who are expected to serve as directors and executive officers of Xcyte upon completion of the Stock Purchase:

Directors

Name	Age	Position
Spiro Rombotis	48	President and Chief Executive Officer; Director
Paul McBarron	45	Executive Vice President, Finance and Chief Operating Officer; Secretary and Director
Sir John Banham	65	Director
Dr. Christopher Henney	64	Director
Dr. David U’Prichard	58	Chairman; Director

Executive Officers

Name	Age	Position
Dr. Robert Jackson	62	Senior Vice President and Chief Scientific Officer
Dr. Judy Chiao	45	Vice President, Clinical Development and Regulatory Affairs
Dr. Robert Westwood	62	Vice President, Chemistry and Preclinical Development
Gill Christie	48	Director, Human Resources
Dr. Susan Davis	41	Associate Director, Business Development
Professor David Glover	57	Chief Scientist, Polgen Division

Directors

Spiro Rombotis. Mr. Rombotis joined Cyclacel in August 1997 and has over 23 years of experience with pharmaceutical and biotechnology companies. He was previously Vice President of International Operations and Business Development, Managing Director, Europe and Director, Japanese joint venture, at The Liposome Company, Inc. Mr. Rombotis also served as Vice President of Pharmaceuticals for Central and Eastern Europe and as Director of International Marketing at Bristol-Myers Squibb Company. He was Head of European Marketing and Sales and Head of Corporate Development at Centocor, Inc. as well as working in Business Development at Novartis AG. He holds a B.A. from Williams College and an M.B.A. and Master’s degree in Hospital Management with honors, from the Kellogg Graduate School of Management where he serves on the Kellogg Biotech Advisory Board.

Paul McBarron. Mr. McBarron joined Cyclacel in January 2002 with 13 years of experience as a financial executive with several pharmaceutical companies. Since 1996 he was a senior member of the finance team at Shire Pharmaceuticals plc, where he held the positions of Director of Corporate Finance and Group Financial Controller. He joined Shire when it was an emerging public company employing less than 100 people. He was previously employed in various financial positions at Sterling Drug and SmithKline Beecham and qualified as a chartered accountant with Ernst & Young.

David U’Prichard, Ph.D. Dr. U’Prichard joined the Board of Directors of Cyclacel Group plc in May 2004. He is currently President of Druid Consulting LLC, a pharmaceutical and biotechnology-consulting firm, providing customized services to life sciences clients in the United States and Europe. He is also a Venture Partner of Care Capital LLC (Princeton) and Red Abbey Venture Partners (Baltimore) private equity providers. Previously, he was Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc. from 1999 to 2003. In addition, he held a variety of positions within the pharmaceutical and biotechnology industries, including, President and Chairman of Research and Development for SmithKline Beecham Pharmaceuticals; Executive Vice President and International Research Director, and a Member of the Board of Zeneca Pharmaceuticals; General Manager, Research Department, ICI Pharmaceuticals, and Vice President Biomedical Research, ICI Pharmaceuticals; and Senior Vice President and Scientific Director for Nova Pharmaceutical Corporation. He is a director of Invitrogen Corporation, SR Pharma, BioAdvance (Philadelphia), the Life Sciences Research Foundation in Baltimore, Maryland, Lynx Therapeutics and Ben Franklin Technology Partners of Southeastern Pennsylvania. He is a Non-executive Chairman of Oxagen. He is also Chairman of the Board of Directors for the Pennsylvania Biotechnology Association. From 1992 to 1997 he was a member of the board of the Biotechnology Industry Organization (BIO). He received a B.Sc. in Pharmacology from University of Glasgow in 1970 and a Ph.D. in Pharmacology from University of Kansas in 1975.

Sir John Banham. Sir John Banham is currently Chairman of Spacelabs Healthcare, Inc. and Chairman-designate of Johnson Matthey plc, senior non-executive director of AMVESCAP plc and non-executive director of Merchant Trust plc. He is past Director General of the Confederation of British Industry (CBI) and past Chairman of Whitbread plc, Geest plc, ECI Partners LLP, Tarmac plc and Kingfisher plc. His public sector appointments comprise first Controller of the Audit Commission and first Chairman of the Local Government Commission for England. He was formerly Honorary Treasurer of the United Kingdom’s Cancer Research Campaign prior to its merger with Imperial Cancer Research. He is a graduate of Cambridge University in Natural Sciences and has honorary degrees from a number of British universities.

Christopher S. Henney, Ph.D., D.Sc. Dr. Henney has served as one of the Xcyte’s directors since March 2005, and will continue on as director of the combined company after the Stock Purchase. Previously, Dr. Henney co-founded three major publicly held U.S. biotechnology companies, Immunex, ICOS and Dendreon, and held executive positions at each company. From 1995 to January 2003, Dr. Henney was Chairman and Chief Executive Officer of Dendreon Corporation. Dr. Henney currently serves as director of Biomira, Inc. and Bionomics Ltd, each a public biotechnology company. Dr. Henney received a Ph.D. in experimental pathology from the University of Birmingham and a D.Sc. from the same university for contributions to the field of immunology.

Executive Officers

Judy Chiao, M.D. Dr. Chiao joined Cyclacel in December, 2004. She was previously Vice President, Oncology Clinical Research and Development at Aton Pharma Inc, a wholly owned subsidiary of Merck & Co. Prior to Aton’s acquisition by Merck she was responsible for leading the clinical development of SAHA, a histone deacetylase inhibitor, in Phase II development for hematologic and solid tumor indications. She was a Senior Medical Reviewer, Division of Oncology Drug Products, Center for Drug Evaluation and Research, U.S. Food and Drug Administration, where she was the agency’s primary reviewer for a range of oncology drugs and regulatory subjects. She also presented the FDA’s views in several New Drug Application reviews at Oncology Drug Advisory Committees. She earned her Bachelor of Science in Chemistry (summa cum laude) at Columbia University, New York, and received her medical degree from Harvard Medical School. Her internship and residency in internal medicine was carried out at Columbia-Presbyterian Medical Center, New York and she held a Research Fellowship in Molecular Pharmacology at Sloan Kettering Institute for Cancer Research and a Clinical Fellowship in Hematology/Oncology at Memorial Sloan Kettering Cancer Center both in New York City. She has also been a member of a number of FDA related working groups and has also been a Core Member of the Pharsight-FDA Cooperative Research and Development Agreement (CRADA) on clinical trial simulation and population pharmacokinetic analysis software for drug development.

Gill Christie. Ms. Christie joined Cyclacel in January 2001. She was previously Human Resources Manager with Axis-Shield plc (formerly Shield Diagnostics) and a lecturer in Human Resource Management at Abertay University, Dundee. Before gaining an M.Sc. in Human Resource Management from Abertay University, she held scientific posts in Medical Microbiology at Ninewells Hospital, Unilever Research Laboratories and Unipath Ltd.

Susan Davis, Ph.D. Dr. Davis joined Cyclacel in September 2000. She was previously Business Development Manager, Fluorescience Ltd.; Group Leader Screening, RiboGene, Inc. (now Questcor Pharmaceuticals, Inc.) where she played a key role in HTS-centered anti-infective research collaborations with Abbott Pharmaceuticals and Dainippon; and Project Leader, Biochemical Research, Sandoz Chemicals Ltd. She holds a Ph.D. in Biochemistry from the University of Kent at Canterbury and a B.Sc. in Applied Biology from the University of Wales.

Professor David Glover, FRSE. Professor Glover joined Cyclacel in November 1999. He is Arthur Balfour Professor of Genetics and Chairman in the Department of Genetics at the University of Cambridge. He is also Director of Cancer Research UK Cell Cycle Genetics Research Group. He was previously Professor of Molecular Genetics at the University of Dundee and Professor and Head of Biochemistry at Imperial College, London. Professor Glover discovered and named the Polo and Aurora mitotic protein kinases and co-ordinated the former European Drosophila Genome Project, the European academic consortium contributing to sequencing the fruit fly genome. He is a member of the European Molecular Biology Oncology and has authored over 200 publications and patents.

Robert Jackson, Ph.D. Dr. Jackson joined Cyclacel in January 2001 as Executive Director, Research and Development. He previously was the Director of Research and Development and a member of the Board of Directors at Celltech Group plc. He was also the Executive Director of Research and Development, the Chief Operating Officer and a member of the Board of Directors at Chiroscience Group plc, which was acquired by Celltech in 1999. Before these appointments, he was Vice President of Research and Development at Agouron Pharmaceuticals, Inc., and headed cancer research at DuPont Pharmaceuticals and Warner-Lambert Company. He holds a B.A. from the University of Cambridge and a Ph.D. from the University of London, Institute of Cancer Research.

Robert Westwood, Ph.D. Dr. Westwood joined Cyclacel in July 2000. He is former Professor of Bioorganic Chemistry at the University of Hull and Director of the Institute for Chemistry in Industry. He spent 25 years at

Aventis Pharma (Hoechst Marion Roussel) most recently as Head of Immunology Research in Paris and Director of Research, HMR in Denham, U.K. where he was responsible for biotech collaborations with Vertex Pharmaceuticals, Inc. and Ariad Pharmaceuticals, Inc.

Executive Compensation and Option Grants

None of the individuals who will serve as executive officers following the Stock Purchase (including Spiro Rombotis, Paul McBarron, Dr. Robert Jackson, Dr. Judy Chiao, Gill Christie, Dr. Susan Davis, Professor David Glover and Dr. Robert Westwood) were employed by Xcyte during the fiscal years ended 2005, 2004 or 2003. As a result, Xcyte did not pay any compensation to such individuals. Additionally, none of such individuals hold options to purchase stock of Xcyte.

Compensation of Directors

Non-employee directors receive a director fee from Xcyte for their services as members of the Board of Directors and any committee of the Board of Directors in the amount of an annual retainer of $20,000, plus $1,000 for each board meeting attended in person, $500 for each board meeting attended via teleconference or videoconference, and $500 for each committee meeting attended. They are reimbursed for certain customary business expenses in connection with attending Board and committee meetings. The Chairman of our Board also receives an additional $60,000 annual retainer for his service as Chairman.

Xcyte has also granted non-employee directors options to purchase shares of Xcyte common stock. In March 2005, in connection with his election to our board of directors, Dr. Henney was granted an option to purchase 10,000 shares of Xcyte common stock under the 2003 Stock Plan. In addition, in March 2005, in connection with his election to our Board of Directors as Chairman, Dr. Henney was granted an option to purchase 200,000 shares of Xcyte common stock under the 2003 Stock Plan. This option vests monthly over a three-year period from the date of grant.

On October 4, 2005, Xcyte approved the execution of an Acquisition Bonus Agreement with Christopher S. Henney, Ph.D., D.Sc., chairman of Xcyte’s board of directors. Pursuant to this agreement, upon the completion of the Stock Purchase or any other merger, acquisition or change of control of Xcyte, Xcyte will pay Dr. Henney a bonus in an amount equal to $250,000, less applicable withholding taxes.

Agreements with Executive Officers Following the Stock Purchase

Xcyte has not entered into employment agreements with any of the individuals who will act as executive officers of Xcyte following the Stock Purchase. However, the following individuals currently have service and employment agreement arrangements with Cyclacel Group plc or Cyclacel as described below. Following the Stock Purchase, Xcyte expects to enter into new employment agreements with Mr. Rombotis and Mr. McBarron. The terms of these agreements have not yet been determined, but will be determined through negotiation between Mr. Rombotis and Xcyte and Mr. McBarron and Xcyte following the Stock Purchase. Xcyte expects that each of the other individuals listed below will enter into a new employment agreement with Cyclacel and Xcyte on substantially the same or similar terms as those described below.

The following executive directors have service agreements with Cyclacel Group plc which are dated July 1, 2004 and provide as follows:

Spiro Rombotis is Cyclacel Group plc’s Chief Executive Officer. His service agreement is terminable by either party giving 12 months’ notice in writing. If he leaves Cyclacel Group plc as a good leaver within the first 12 months following its inclusion for quotation on the Nasdaq National Market and at the end of his notice period, despite his best endeavors he has failed to secure alternative employment reasonably suitable to his abilities and experience, Cyclacel Group plc will pay him 12 monthly payments equivalent to one twelfth of his annual salary and benefits as at the date of termination of his employment. He receives an annual salary of £220,225 ($388,212). At Cyclacel Group plc’s absolute discretion, he is entitled to an annual bonus. On the achievement by Cyclacel Group plc of a listing on the London Stock Exchange or similar major stock market or completion of a transaction similar to that currently contemplated he is entitled to a bonus of $185,000. This bonus payment is in addition to his entitlement under the Senior Executive Incentive Plan. He is entitled to membership in a medical insurance scheme (providing cover for his spouse and children under 18), permanent health insurance, life insurance and director’s liability insurance. In addition he receives an annual car allowance of £9,000 ($15,865). He is eligible to join Cyclacel Group plc’s Group Personal Pension Scheme under which Cyclacel Group plc matches individual contributions up to a maximum of six percent of salary subject to statutory limits. He is entitled to 25 days’ holiday in addition to such statutory or public holidays as Cyclacel Group plc may specify each year.

Paul McBarron is Cyclacel Group plc’s Chief Financial Officer (Principal Financial and Accounting Officer) and Cyclacel Group plc Secretary. His service agreement is terminable by either party giving six months’ notice in writing. He receives an annual salary of £151,598 ($267,236). At Cyclacel Group plc’s absolute discretion, he is entitled to an annual bonus. On the achievement by Cyclacel Group plc of a listing on the London Stock Exchange or similar major stock market or completion of a transaction similar to that currently contemplated he is entitled to a bonus of $100,000. This bonus payment is in addition to his entitlement under the Senior Executive Incentive Plan. He is entitled to membership in a medical insurance scheme (providing cover for his spouse and children under 18), permanent health insurance, life insurance and directors’ liability insurance. In addition he receives an annual car allowance of £8,000 ($14,102). He is eligible to join Cyclacel Group plc’s Group Personal Pension Scheme under which Cyclacel Group plc matches individual contributions up to a maximum of six percent of salary subject to statutory limits. He is entitled to 25 days’ holiday in addition to such statutory or public holidays as Cyclacel Group plc may specify each year.

Dr. Robert Jackson is Cyclacel Group plc’s Chief Scientific Officer. His service agreement is terminable by either party giving six months’ notice in writing. He receives an annual salary of £146,088 ($257,524). At Cyclacel Group plc’s absolute discretion, he is entitled to an annual bonus. Upon completion of this transaction Dr. Jackson will be entitled to a bonus of $75,000. He is entitled to membership in a medical insurance scheme (providing cover for his spouse and children under 18), permanent health insurance, life insurance and director’s liability insurance. In addition he receives an annual car allowance of £8,000 ($14,102). He is eligible to join Cyclacel Group plc’s Group Personal Pension Scheme under which Cyclacel Group plc matches individual contributions up to a maximum of six percent of salary subject to statutory limits. He is entitled to 25 days’ holiday in addition to such statutory or public holidays as Cyclacel Group plc may specify each year.

The following non-executive directors have agreed terms of appointment with Cyclacel Group plc which are dated July 1, 2004 and provide as follows. Following the Stock Purchase, Xcyte will initially compensate directors in the manner it currently does; however, following the Stock Purchase, it may implement changes in such policies.

Sir John Banham is Cyclacel Group plc’s non-executive Chairman. His appointment letter states that he will be appointed for an initial period of three years, although his appointment may be terminated by either party giving the other three months’ notice in writing. He is required to provide his services to Cyclacel Group plc for 24 days per year. He receives an annual fee of £25,000 ($44,070). His reasonable expenses are reimbursed by Cyclacel Group plc.

Dr. David U’Prichard is an independent non-executive director of Cyclacel Group plc. His appointment letter states that he will be appointed for an initial period of three years, although his appointment may be terminated by either party giving the other one month’s notice in writing. He is required to provide his services to Cyclacel Group plc for 10 days per year. He receives an annual fee of $17,500 and in addition, he receives $750 for attendance in person at each Board meeting and $375 for telephone attendance at each Board meeting and committee meeting that he is required to attend that is not on the same date as a Board meeting. His reasonable expenses are reimbursed by Cyclacel Group plc.

Professor Sir David Lane is a non-executive director of Cyclacel Group plc. His appointment letter states that he will be appointed for an initial period of two years, although his appointment may be terminated by either party giving the other one month’s notice in writing. He is required to provide his services to Cyclacel Group plc for 12 days per year. He receives an annual fee of £10,000 ($17,628) and in addition, he receives £330 ($581) for attendance in person at each Board meeting and £165 ($291) for telephone attendance at each Board meeting and committee meeting that he is required to attend that is not on the same date as a Board meeting. His reasonable expenses are reimbursed by Cyclacel Group plc.

U.S. dollar amounts are presented solely for your convenience in this section at the rate of £1.00 = $1.76280, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2005. These translated amounts should not be construed as representations that the pounds sterling amounts could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

Related Party Transactions of Cyclacel Management and 5% Stockholders

On October 4, 2005, Xcyte approved the execution of an Acquisition Bonus Agreement with Christopher S. Henney, Ph.D., D.Sc., chairman of Xcyte’s board of directors. Pursuant to this agreement, upon the completion of the Stock Purchase or any other merger, acquisition or change of control of Xcyte, Xcyte will pay Dr. Henney a bonus in an amount equal to $250,000, less applicable withholding taxes.

Cancer Research/Cambridge University/Professor David Glover

Cyclacel has entered into an option agreement with Cancer Research Ventures Limited relating to research of Professor David Glover of the University of Cambridge that is funded by Cancer Research UK. This agreement grants Cyclacel an exclusive option to obtain exclusive, world-wide, royalty-bearing licenses in the field of diagnostic and therapeutic products covering patents, patent applications and know-how resulting from research funded by Cancer Research and supervised by Professor Glover that relates to the genome of drosophila melanogaster. The option must be exercised within a period of time following Cyclacel’s receipt of notice of particular inventions. The optioned rights could assist Cyclacel in identifying genes involved in mitosis that could be used as targets for small molecule drug design. This agreement also grants Cyclacel a nonexclusive license to know-how resulting from research funded by Cancer Research and supervised by Professor Glover that relates to the genome of drosophila melanogaster. Cancer Research Ventures and the University retain the right to use the intellectual property for research purposes. Cyclacel paid an up-front fee and agreed to make annual payments during the option term. Cyclacel may terminate the option for convenience and either party may terminate it for the default of the other.

Cancer Research Technology Limited

Cyclacel has also entered into an option agreement with Cancer Research Technology Limited (formerly Cancer Research Campaign Technology Limited), which is a wholly owned subsidiary of Cancer Research UK. The option relates to inventions funded by Cancer Research in a field consisting of therapeutics based on specific identified gene expressions and their relation to the cell cycle. This agreement is related to work done in the academic laboratory of Professor David Lane. Under the agreement Cyclacel has the right to require Cancer Research to assign or exclusively license to Cyclacel the relevant intellectual property in the defined field. Although Cancer Research agrees to attempt not to unduly encumber its rights in the field, Cyclacel’s rights are subject to any encumbrances on Cancer Research’s rights. The option must be exercised within a period of time following Cyclacel’s receipt of notice of particular inventions. The option is also subject to royalty-sharing or other arrangements made by Cancer Research but no other payments remain owing. The option agreement expires in 2005.

CXR Biosciences Limited

CXR Biosciences Limited (Dundee, Scotland, UK), a contract research organization, charged costs for research services of $917,000, $447,000, $175,000, $171,000 and $1,000 for the year ended March 31, 2003, the nine months ended December 31, 2003, the year ended December 31, 2004, and the nine months ended September 30, 2004 and 2005, respectively. As of March 31, 2003, December 31, 2003 and December 31, 2004, September 30, 2004 and September 30, 2005 the company owed CXR Biosciences $63,000, $1,000, $1,000, $Nil and $Nil respectively. On August 14, 2003 Mr. Rombotis acquired as part of a private equity financing approximately 2% of the equity of CXR Biosciences. Mr. Rombotis does not participate in Cyclacel’s purchasing decisions with regard to CXR Biosciences which are subject to competitive tender from multiple vendors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2005 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 give effect to the proposed Stock Purchase by Xcyte and give effect to certain capitalization transactions of Cyclacel coincident with the Stock Purchase. The pro forma information is based on the historical consolidated financial statements of Xcyte and Cyclacel after giving effect to the proposed combination using the purchase method of accounting, and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The total estimated purchase price, calculated as described in Note A to this unaudited pro forma condensed combined financial information, is allocated to the net tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values as of the completion of the transaction. For accounting purposes, Cyclacel is considered to be acquiring Xcyte. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Xcyte. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets acquired and liabilities assumed as of the date of completion of the transaction. A final determination of the purchase price will be based on the fair values of Xcyte common stock, Xcyte preferred stock and Xcyte stock options outstanding as of the date of completion of the transaction.

As described in Note C to this unaudited pro forma condensed combined financial information, coincident with the Stock Purchase, Cyclacel will restructure certain debts including the forgiveness of intercompany debt with Cyclacel Group plc, which had a balance of $10,938,000 as of September 30, 2005.

For pro forma purposes, we combined the unaudited balance sheet of Xcyte as of September 30, 2005 with the unaudited balance sheet of Cyclacel as of September 30, 2005 as if the proposed transaction had occurred on September 30, 2005. We combined the unaudited statement of operations of Xcyte for the nine months ended September 30, 2005 with the unaudited statement of operations of Cyclacel for the nine months ended September 30, 2005 and we combined the statement of operations of Xcyte for the year ended December 31, 2004 with the statement of operations of Cyclacel for the year ended December 31, 2004 as if the proposed transaction had occurred on January 1, 2004.

The unaudited pro forma condensed combined financial information has been prepared by Xcyte and Cyclacel management for illustrative purposes and is not intended to represent the condensed combined financial position or results of operations in future periods or what the results actually would have been had Xcyte and Cyclacel been a combined company during the specified periods. The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with (i) the Cyclacel historical financial statements and notes thereto for the year ended December 31, 2004 and the nine months ended September 30, 2005 included elsewhere herein, and (ii) the historical financial statements for the year ended December 31, 2004 and notes thereto included in Xcyte’s Annual Report on Form 10-K for the year ended December 31, 2004 and the historical financial statements for the nine months ended September 30, 2005 included in Xcyte’s Quarterly Report on Form 10-Q, in each case, filed with the Securities and Exchange Commission and incorporated herein by reference and attached hereto as Annex F and Annex G, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

as of September 30, 2005

(in thousands)

	Cyclacel Historical	Xcyte Historical	Pro Forma Adjustments	Note B	Note C	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$5,264	$14,020	$—			$19,284
Short-term investments	13,595	12,702	—			26,297
Acquired technology held for sale	—	—	5,000	(1)		5,000
Prepaids and other current assets	2,772	647	—			3,419

Total current assets	21,631	27,369	5,000			54,000
Property, plant and equipment, net	2,200	1,877	(97)	(2)		3,980
Goodwill	—	—	4,815	(3)		4,815
Other non-current assets	—	949	(71)	(4)		646
			(232)	(5)

Total assets	$23,831	$30,195	$9,415		$—	$63,441

Liabilities and Shareholders’ Equity
Accounts payable	$1,369	$882	$—			$2,251
Accrued and other current liabilities	1,778	1,306	400	(6)		5,009
			1,525	(7)
Amounts due to parent	10,938	—	—		$(10,938)
Derivative liability	—	2,282	—			2,282
Other accrued restructuring charges	—	886	77	(8)		963
Current portion of deferred revenue	—	47	(47)	(9)		—
Current portion of equipment financings	251	2,987	—			3,238
Current portion of government loan	441	—	—			441

Total current liabilities	14,777	8,390	1,955		(10,938)	14,184

Other accrued restructuring charges, less current portion	—	1,793	—			1,793
Deferred revenue, less current portion	—	727	(727)	(9)		—
Equipment financings, less current portion	146	1,027	—			1,173
Other liabilities	—	62	—			62

Shareholders’ equity:
Preferred stock	30	2	—			32
Common stock, $.001 par value	2	19	(19)	(10)		101
			99	(11)
Additional paid-in capital	116,063	170,540	(170,540)	(10)	10,938	143,688
			(99)	(11)
			(2)	(10)
			26,383	(10)
Deferred stock compensation	—	(329)	329	(10)		—
Accumulated other comprehensive loss	(2,808)	(23)	23	(10)		(2,808)
Accumulated deficit	(104,379)	(152,013)	152,013	(10)		(104,379)

Total shareholders’ equity	8,918	18,196	8,187		10,938	46,229

Total liabilities and shareholders’ equity	$23,831	$30,195	$9,415		$—	$63,441

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2005

(in thousands, except per share amounts)

	Cyclacel Historical	Xcyte Historical	Pro Forma Adjustments	Note B	Pro Forma Combined
Revenues:
R&D collaboration	$168	$4	$(4)	(13)	$168
Grant and license income	118	35	—		153

Total revenues	286	39	(4)		321

Operating expenses
Research and development	12,095	13,549	(31)	(14)	25,613
General and administrative	3,656	6,135	(22)	(14)	9,769
Provision for asset impairment and other restructuring costs	—	6,454	—		6,454

Total operating expenses	15,751	26,138	(53)		41,836

Loss from operations	(15,465)	(26,099)	49		(41,515)

Other income (expense):
Interest income	604	756	—		1,360
Interest expense	(54)	(242)	—		(296)
Change in valuation of derivative	—	(240)	—		(240)
Loss on sale of equipment	—	(5)	—		(5)

Other income (expense), net	550	269	—		819

Loss before taxes	(14,915)	(25,830)	49		(40,696)
Income tax benefit	1,506	—	—		1,506

Net loss	(13,409)	(25,830)	49		(39,190)
Dividends	(8,910)	—	—		(8,910)

Net loss applicable to common shareholders	$(22,319)	$(25,830)	$49		$(48,100)

Basic and diluted net loss per common share		$(1.31)			$(0.49)

Shares used in calculation of basic and diluted net loss per common share		19,643	78,890	(12)	98,533

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

for the Year Ended December 31, 2004

(in thousands, except per share amounts)

	Cyclacel Historical	Xcyte Historical	Pro Forma Adjustments	Note B	Pro Forma Combined
Revenues:
R&D collaboration	$102	$27	$(27)	(13)	$102
Grant and license income	823	35	—		858

Total revenues	925	62	(27)		960

Operating expenses:
Research and development	20,332	19,698	(46)	(14)	39,984
General and administrative	3,554	6,876	(4)	(14)	10,426

Total operating expenses	23,886	26,574	(50)		50,410

Loss from operations	(22,961)	(26,512)	23		(49,450)

Other income (expense):
Interest income	1,425	421	—		1,846
Interest expense	(112)	(12,770)	—		(12,882)
Costs in association with proposed IPO	(3,550)	—	—		(3,550)
Change in valuation of derivative	—	(727)	—		(727)

Other income (expense), net	(2,237)	(13,076)	—		(15,313)

Loss before taxes	(25,198)	(39,588)	23		(64,763)
Income tax benefit	2,456	—	—		2,456

Net loss	(22,742)	(39,588)	23		(62,307)
Dividends	(11,053)	(8,973)	—		(20,026)

Net loss applicable to common shareholders	$(33,795)	$(48,561)	$23		$(82,333)

Basic and diluted net loss per common share		$(3.90)			$(0.90)

Shares used in calculation of basic and diluted net loss per common share		12,440	78,890	(12)	91,330

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note A. Basis of Presentation

On December 15, 2005, Xcyte and Cyclacel Group plc announced a definitive agreement pursuant to which Xcyte agreed to purchase all of the outstanding shares of Cyclacel. Because Cyclacel Group plc shareholders will own approximately 80% of the shares of the common stock combined company immediately following the consummation of the Stock Purchase, Cyclacel is deemed to be the acquiring company for accounting purposes. Accordingly, the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States.

As of December 15, 2005, the date of the announcement of the Stock Purchase, there were 19,672,393 shares of Xcyte common stock and 2,046,813 shares of Xcyte preferred stock outstanding. Additionally, options to purchase 202,854 shares of Xcyte common stock vest and become immediately exercisable as a result of the consummation of the Stock Purchase. The purchase price of the acquisition is estimated to be approximately $27.9 million as follows (in thousands):

Value of Xcyte common stock at $0.83 per share	$16,328
Value of Xcyte preferred stock at $4.90 per share	10,029
Fair value of Xcyte stock options	25
Estimated Cyclacel transaction costs	1,525

$27,908

Based on the closing prices on January 10, 2006, the fair value of the outstanding Xcyte common stock and preferred stock is $0.83 and $4.90 per share, respectively. The fair value of the Xcyte stock options was computed using the Black-Scholes method based on Xcyte’s closing common stock price on January 10, 2006 of $0.83 per share and assuming an expected weighted average life of three months, weighted average risk-free interest rate of 4.0%, volatility of 97%, and no expected dividends. The weighted average life of Xcyte’s outstanding stock options is based on Xcyte’s stock option provisions that allow exercise for a period of ninety days after termination and assumes that all remaining Xcyte employees will be terminated immediately following the Stock Purchase.

The allocation of the purchase price as shown in the above table as of September 30, 2005 is as follows (in thousands):

Current assets	$32,369
Property, plant and equipment	1,780
Other assets	646
Current liabilities	(8,820)
Non-current liabilities	(2,882)
Goodwill	4,815

$27,908

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of the assets acquired and liabilities assumed as of the date the Stock Purchase is consummated. The final determination of the purchase price will be based on the fair values of Xcyte common stock, Xcyte preferred stock and Xcyte stock options outstanding as of the date of completion of the transaction.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION (contd)

Note B. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Xcyte’s net tangible assets and identifiable intangible assets to preliminary estimates of their fair values, and to eliminate Xcyte’s equity accounts.

The following pro forma adjustments are included in the unaudited condensed combined financial statements:

(1) Reflects the estimated fair value of Xcyte’s Xcellerate process technology based on a proposed sale of this technology to Invitrogen.

(2) Reflects the reduction to the carrying value of property, plant and equipment to its estimated fair value.

(3) Reflects estimated goodwill.

(4) Reflects the write-off of deferred sublicense and lease commitment fees. These fees represent amounts previously paid by Xcyte that are non-refundable and provide no continuing benefit to the combined entity.

(5) Reflects the write-off the security deposit on Xcyte’s manufacturing facility that will be forfeited if a lease extension is not exercised. Xcyte exited the facility during the third quarter of 2005 and will not extend the lease.

(6) Reflects bonuses that will be earned by certain Xcyte executives upon consummation of the Stock Purchase. Because this is a one-time transaction directly related to the Stock Purchase, it is excluded from the pro forma condensed combined statements of operations.

(7) Reflects Cyclacel’s estimated transaction costs of $1,525,000 consisting primarily of legal and accounting fees and including $525,000 of bonuses that will be earned by certain Cyclacel executives upon consummation of the Stock Purchase. The total estimated transaction costs of Xcyte of $2,075,000, none of which has been paid, have not been included in the pro forma adjustments.

(8) Reflects the estimated liability for the undiscounted lease payments for Xcyte’s corporate office space that will be exited following consummation of the Stock Purchase.

(9) Reflects the elimination of deferred revenue that was deferred under a license agreement between Xcyte and Fresenius Biotechnology GmbH.

(10) Reflects the elimination of historical shareholders’ equity accounts of Xcyte and records the purchase price of the transaction based on the fair value of the outstanding shares of common stock and preferred stock of Xcyte on January 10, 2006 and the estimated fair value of stock options of Xcyte (recorded as paid in capital) based on the fair value of Xcyte common stock at January 10, 2006.

(11) Reflects the issuance of an estimated 78,890,000 shares of Xcyte common stock. Pursuant to the Stock Purchase Agreement, the number of shares to be issued by Xcyte will be based on the number of shares of Xcyte common stock outstanding immediately prior to the consummation of the Stock Purchase, adjusted by a consideration multiple which is based on the timing of the Stock Purchase and the amount of cash, cash equivalents and short-term investments held by Xcyte at that time. The estimate of 78,890,000 shares of Xcyte common stock to be issued pursuant to the Stock Purchase Agreement is based on an estimate of $20,000,000 of cash, cash equivalents and short-term investments held by Xcyte immediately prior to consummation of the Stock Purchase and an assumption that the Stock Purchase will close before April 1, 2006. If instead the cash, cash equivalents and short-term investments held by Xcyte immediately prior to the Stock Purchase was $18.0 million or $22.0 million, the shares issuable pursuant to the Stock Purchase Agreement would be 87,654,203 or 71,718,509, respectively.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION (contd)

(12) The pro forma combined basic and diluted net loss per share is based on the weighted average shares of Xcyte common stock outstanding plus an estimated 78,890,000 shares of Xcyte common stock to be issued in connection with the Stock Purchase. The number of shares to be issued by Xcyte will be based on the number of shares of Xcyte common stock outstanding immediately prior to the consummation of the Stock Purchase, adjusted by a consideration multiple which is based on the timing of the Stock Purchase and the amount of cash, cash equivalents and short-term investments held by Xcyte at that time. The estimate of 78,890,000 shares of Xcyte common stock to be issued pursuant to the Stock Purchase Agreement is based on an estimate of $20,000,000 of cash, cash equivalents and short-term investments held by Xcyte immediately prior to consummation of the Stock Purchase and an assumption that the Stock Purchase will close before April 1, 2006. If instead the cash, cash equivalents and short-term investments held by Xcyte immediately prior to the Stock Purchase was $18.0 million or $22.0 million, the shares issuable pursuant to the Stock Purchase Agreement would be 87,654,203 or 71,718,509, respectively.

(13) Reflects the reduction in revenues as a result of the elimination of Xcyte’s deferred revenue.

(14) Reflects the reduction of Xcyte’s historical depreciation expense associated with the carrying value of the property, plant and equipment that was reduced to estimated fair value referred to above.

Note C. Restructuring of Cyclacel Debt

In July 2005, Scottish Enterprise, a U.K. government agency, granted Cyclacel Group plc (the parent company of Cyclacel) £5 million ($8.8 million) in exchange for a non-interest bearing Convertible Note with a five year term (the Note). A condition of the Note was that Cyclacel Group plc would not significantly reduce its research capabilities in Scotland during the term of the Note. In connection with the proposed Stock Purchase, Scottish Enterprise has agreed to convert the Note to stock of Cyclacel Group plc whereby Scottish Enterprise will then participate in the distribution of Xcyte shares upon the ultimate liquidation of Cyclacel Group plc.

During 2005 Cyclacel Group plc had advanced the net proceeds from the Note of $8.6 million to Cyclacel pursuant to a non-interest bearing intercompany loan which is reflected in Amounts due to parent in the accompanying unaudited pro forma condensed combined balance sheet. In connection with the conversion of the Note, Cyclacel Group plc has agreed to forgive the amount due from Cyclacel. The accompanying unaudited pro forma condensed combined balance sheet reflects the pending forgiveness of the Amounts due to parent as a contribution of additional capital of $10,938,000 as of September 30, 2005.

A condition of the agreement by Scottish Enterprise to convert the Note to shares is that Cyclacel would not significantly reduce its research capabilities in Scotland within a five year period commencing at the time of the Note conversion. In the event of default Cyclacel would be obliged to pay Scottish Enterprise the difference between £5 million and the value of Xcyte common stock held at the time of default (as adjusted for any proceeds received from the sale of such stock). Based on the trading value of Xcyte common stock at January 10, 2006 and the related exchange rate this contingent liability would be approximately $3.6 million.

Note D. Subsequent Events

Subsequent to September 30, 2005, Xcyte completed the following activities:

(1)	Sold computer, office and research equipment with aggregate net book values as of September 30, 2005 of $1,542,000 for $1,489,000. The early disposition of certain equipment triggered a liability for State of Washington sales taxes that had previously been deferred. The estimated incremental sales tax liability and related estimated interest and penalties total $1,023,000.

(2)	Paid off equipment financing agreements with aggregate balances of approximately $4,014,000 as of September 30, 2005.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION (contd)

(3)	Proposed a 1 for 10 reverse stock split that is subject to shareholder approval.

These Xcyte transactions subsequent to September 30, 2005 are not reflected in the accompanying pro forma condensed combined financial statements.

DESCRIPTION OF XCYTE CAPITAL STOCK

General

Xcyte’s amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock, other than Xcyte’s 6% convertible exchangeable preferred stock, referred to herein as the convertible preferred stock, may be established from time to time by Xcyte’s board of directors. As of January 23, 2006, 19,672,393 shares of common stock were issued and outstanding and 2,046,813 shares of convertible preferred stock were issued and outstanding and were convertible on such date into 8,709,803 shares of common stock (without taking into account any shares issuable pursuant to the convertible preferred stock dividend make-whole payment described below).

Shares of Common Stock

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. The holders of common stock must take actions at a duly called annual meeting or special meeting of stockholders.

Xcyte’s board of directors is divided into three classes. Elections are determined by a plurality of votes cast and other matters are determined by a majority of the votes cast.

Subject to preferences to which holders of outstanding convertible preferred stock and any preferred stock issued after the sale of the common stock being offered may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by the board of directors out of funds legally available for the payment of dividends.

In the event of a liquidation, dissolution or winding up of Xcyte, holders of Xcyte common stock would be entitled to share in the assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock (including shares of convertible preferred stock).

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to Xcyte common stock. All outstanding shares of common stock are, and the shares of common stock offered by Xcyte in the Stock Purchase, when issued and paid for will be, fully paid and nonassessable.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of Xcyte’s outstanding convertible preferred stock and any series of preferred stock which Xcyte may designate in the future.

Preferred Stock

The following is a summary of the material terms of Xcyte preferred stock that materially limit the rights of the holders of common stock. This summary is included solely to describe such limitations and does not purport to be a complete description of Xcyte preferred stock.

General

Xcyte’s board of directors has the authority, subject to limitations prescribed by law, without stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions of the preferred stock (2,990,000 shares which were designated as convertible preferred stock). Each series will have the rights, preferences, privileges and restrictions including voting rights, dividend rights, conversion rights, redemption privilege and liquidation preferences, as Xcyte’s board of directors determines. Accordingly the rights, preferences, privileges and restrictions on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters.

Pursuant to its authority, Xcyte’s board of directors designated 2,990,000 shares of preferred stock as 6% convertible exchangeable preferred stock, referred to herein as the convertible preferred stock, of which 2,046,813 shares were outstanding as of January 23, 2006.

Convertible Preferred Stock

The convertible preferred stock has a perpetual maturity and may remain outstanding indefinitely, subject to the preferred stockholder’s right to convert the convertible preferred stock and Xcyte’s right to cause the conversion of the convertible preferred stock and exchange or redeem the convertible preferred stock. Any convertible preferred stock converted, exchanged or redeemed or acquired by Xcyte will, upon cancellation, have the status of authorized but unissued shares of preferred stock. Xcyte will be able to reissue these canceled shares as shares of one or more series of preferred stock.

Dividends

The holders of convertible preferred stock are entitled to receive cash dividends at an annual rate of 6% of the liquidation preference of the convertible preferred stock. Dividends will be payable in equal quarterly installments on the first day of February, May, August and November beginning February 1, 2005. If any dividends are not declared, they will accrue and be paid at such later date, if any, as determined by Xcyte’s board of directors. Dividends on the convertible preferred stock will be cumulative from the issue date.

Unless Xcyte has paid or set aside cumulative dividends in full on the convertible preferred stock and any other of the preferred stock ranking on the same basis as to dividends:

•	Xcyte may not declare or pay or set aside dividends on common stock or any other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, excluding dividends or distributions of shares, options, warrants or rights to purchase common stock or other stock ranking junior to the convertible preferred stock as to dividends; and

•	Xcyte will not be able to redeem, purchase or otherwise acquire any of Xcyte common stock or other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, except in very limited circumstances.

Conversion

Conversion Rights. Each share of the convertible preferred stock is convertible at any time at the option of the holder into a number of shares of common stock determined by dividing the $10 liquidation preference by the conversion price of $2.35, subject to adjustment as described below. This conversion price is equivalent to a conversion rate of approximately 4.2553 shares of common stock for each share of convertible preferred stock. Pursuant to the conversion price adjustments described below, if the amendment to Xcyte’s certificate of incorporation contemplated by Proposal Five of this document (which contemplates a one for ten common stock reverse stock split) is approved by the holders of Xcyte common stock and becomes effective, the conversion price of the convertible preferred stock will be proportionately increased, and the conversion rate will be proportionately decreased, to reflect such reverse stock split. Xcyte anticipates that the conversion price of the convertible preferred stock following the reverse stock split will equal approximately $23.50. Such adjusted conversion price is equivalent to a conversion rate of approximately 0.42553 shares of common stock for each share of convertible preferred stock.

Automatic Conversion. Unless Xcyte redeems or exchanges the convertible preferred stock, it may elect to convert some or all of the convertible preferred stock into shares of Xcyte common stock if the closing price of

Xcyte common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days ending within five trading days prior to the notice of automatic conversion. If Xcyte elects to convert less than all of the shares of convertible preferred stock, Xcyte shall select the shares to be converted by lot or pro rata or in some other equitable manner in Xcyte’s discretion. If Xcyte elects to automatically convert shares of Xcyte convertible preferred stock prior to November 3, 2007, Xcyte will be required to make the payment discussed under the heading, “—Dividend Make-Whole Payment” below. On or after November 3, 2007, Xcyte may not elect to automatically convert the convertible preferred stock if full cumulative dividends on the convertible preferred stock for all past dividend periods have not been paid or set aside for payment.

Conversion Price Adjustment—General. The conversion price of $2.35 will be adjusted if:

(1) a dividend or a distribution of common stock on shares of Xcyte common stock is declared;

(2) Xcyte subdivides or combines its common stock;

(3) Xcyte issues to all holders of common stock certain rights or warrants to purchase common stock at less than the current market price;

(4) Xcyte dividends or distributes to all holders of Xcyte common stock shares of its capital stock or evidences of indebtedness or assets, excluding:

•	those rights, warrants, dividends or distributions referred to in (1) or (3), or

•	dividends and distributions paid in cash;

(5) Xcyte makes a dividend or distribution consisting of cash to all holders of common stock;

(6) Xcyte purchases common stock pursuant to a tender offer made by it or any of its subsidiaries; and

(7) a person other than Xcyte or any of Xcyte’s subsidiaries makes any payment on a tender offer or exchange offer and, as of the closing of the offer, the board of directors is not recommending rejection of the offer. Xcyte will only make this adjustment if the tender or exchange offer increases a person’s ownership to more than 25% of the outstanding common stock, and only if the payment per share of common stock exceeds the current market price of the common stock. Xcyte will not make this adjustment if the offering documents disclose a plan to engage in any consolidation, merger, or transfer of all or substantially all of Xcyte’s properties and if specified conditions are met.

If Xcyte implements a stockholder rights plan, this new rights plan must provide that upon conversion of the existing convertible preferred stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan regardless of whether the rights have separated from the common stock before the time of conversion. The distribution of rights or warrants pursuant to a stockholder rights plan will not result in an adjustment to the conversion price of the convertible preferred stock until a specified triggering event occurs.

Conversion Price Adjustment—Merger, Consolidation or Sale of Assets. Xcyte’s certificate of incorporation also provides for certain adjustments to the conversion price of the convertible preferred stock if Xcyte is involved in certain transactions as described below. You should note that the following conversion price adjustments will not be applicable to the Stock Purchase or the other proposals described in this document.

If Xcyte is involved in a transaction in which shares of Xcyte common stock are converted into the right to receive other securities, cash or other property, or a sale or transfer of all or substantially all of its assets under which the holders of Xcyte common stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the convertible preferred stock will convert into:

(1) if the transaction is a common stock fundamental change, as defined below, common stock of the kind received by holders of common stock as a result of the common stock fundamental change in accordance with paragraph (1) below under the subsection entitled “—Fundamental Change Conversion Price Adjustments;” and

(2) if the transaction is not a common stock fundamental change, and subject to funds being legally available at conversion, the kind and amount of the securities, cash or other property that would have been receivable upon the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock issuable upon conversion of the convertible preferred stock immediately prior to the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect to any adjustment in the conversion price in accordance with paragraph (2) below under the subsection entitled “—Fundamental Change Conversion Price Adjustments.”

Fundamental Change Conversion Price Adjustments. If a fundamental change occurs, the conversion price will be adjusted as follows:

(1) in the case of a common stock fundamental change, the conversion price shall be the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the purchaser stock price, as defined below, and the denominator of which is the applicable price, as defined below. However, in the event of a common stock fundamental change in which:

•	100% of the value of the consideration received by a holder of Xcyte common stock is common stock of the successor, acquiror or other third party (and cash, if any, paid with respect to any fractional interests in such common stock resulting from such common stock fundamental change), and

•	all of Xcyte common stock shall have been exchanged for, converted into or acquired for, common stock of the successor, acquiror or other third party, and any cash with respect to fractional interests, the conversion price shall be the conversion price in effect immediately prior to such common stock fundamental change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquiror or other third party received by a holder of one share of Xcyte common stock as a result of the common stock fundamental change; and

(2) in the case of a non-stock fundamental change, the conversion price shall be the lower of:

•	the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, and

•	the product of:

(A) the applicable price, and

(B) a fraction, the numerator of which is $10 and the denominator of which is (x) the amount of the redemption price for one share of convertible preferred stock if the redemption date were the date of the non-stock fundamental change (or if the date of such non-stock fundamental change falls within the period beginning on the first issue date of the convertible preferred stock through October 31, 2005, the twelve-month period commencing November 1, 2005 and the twelve-month period commencing November 1, 2006, the product of 106.0%, 105.4% or 104.8%, respectively, and $10) plus (y) any then-accrued and unpaid distributions on one share of convertible preferred stock.

Holders of convertible preferred stock may receive significantly different consideration upon conversion depending upon whether a fundamental change is a non-stock fundamental change or a common stock fundamental change.

Definitions for the Fundamental Change Adjustment Provision.

“applicable price” means:

•	in a non-stock fundamental change in which the holders of common stock receive only cash, the amount of cash received by a holder of one share of common stock, and

•	in the event of any other fundamental change, the average of the daily closing price for one share of common stock during the 10 trading days immediately prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with the fundamental change or, if there is no such record date, prior to the date upon which the holders of common stock shall have the right to receive such cash, securities, property or other assets.

“common stock fundamental change” means any fundamental change in which more than 50% of the value, as determined in good faith by Xcyte’s board of directors, of the consideration received by holders of Xcyte common stock consists of common stock that, for the 10 trading days immediately prior to such fundamental change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market, except that a fundamental change shall not be a common stock fundamental change unless either:

•	Xcyte continues to exist after the occurrence of the fundamental change and the outstanding convertible preferred stock continues to exist as outstanding convertible preferred stock, or

•	not later than the occurrence of the fundamental change, the outstanding convertible preferred stock is converted into or exchanged for shares of preferred stock, which preferred stock has rights, preferences and limitations substantially similar, but no less favorable, to those of the convertible preferred stock.

“fundamental change” means the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of Xcyte common stock shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise. However, for purposes of adjustment of the conversion price, in the case of any series of transactions or events, the fundamental change shall be deemed to have occurred when substantially all of the common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of Xcyte common stock received in the transaction or event as a result of which more than 50% of Xcyte common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets.

“non-stock fundamental change” means any fundamental change other than a common stock fundamental change.

“purchaser stock price” means the average of the daily closing price for one share of the common stock received by holders of common stock in the common stock fundamental change during the 10 trading days immediately prior to the date fixed for the determination of the holders of the common stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the common stock shall have the right to receive such common stock.

Dividend Make-Whole Payment. If Xcyte elects to automatically convert, or a holder of convertible preferred stock voluntarily converts, some or all of the convertible preferred stock into shares of Xcyte common stock prior to November 3, 2007, Xcyte will make an additional payment equal to the total value of the aggregate amount of cumulative dividends that would have accrued and become payable on the convertible preferred stock from the date of original issue through and including November 3, 2007, less any dividends already paid on the convertible preferred stock. This additional payment is payable by Xcyte, in cash, or, at Xcyte’s option, in shares of Xcyte common stock.

Liquidation Rights

In the event of Xcyte’s voluntary or involuntary dissolution, liquidation, or winding up, holders of convertible preferred stock shall receive a liquidation preference of $10 per share and all accrued and unpaid dividends through the distribution date. Holders of any class or series of preferred stock ranking on the same basis as the convertible preferred stock as to liquidation shall also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the distribution date. Only after the preferred stock holders have received their liquidation preference and any accrued and unpaid dividends will Xcyte distribute assets to common stock holders or any of Xcyte’s other stock ranking junior to the shares of convertible preferred stock upon liquidation. If upon such dissolution, liquidation or winding up, Xcyte does not have enough assets to pay in full the amounts due on the convertible preferred stock and any other preferred stock ranking on the same basis with the convertible preferred stock as to liquidation, the holders of the convertible preferred stock and the holders of such other preferred stock will share ratably in any such distributions of Xcyte’s assets:

•	first in proportion to the liquidation preferences until the preferences are paid in full, and

•	then in proportion to the amounts of accrued but unpaid dividends.

After Xcyte pays any liquidation preference and accrued dividends, the holders of the convertible preferred stock will not be entitled to participate any further in the distribution of Xcyte’s assets. The following events will not be deemed to be a dissolution, liquidation or winding up of Xcyte: (unless in connection therewith the liquidation of Xcyte is approved by all requisite corporate action):

•	the sale of all or substantially all of the assets;

•	Xcyte’s merger or consolidation into or with any other corporation; or

•	Xcyte’s liquidation, dissolution, winding up or reorganization immediately followed by a reincorporation as another corporation.

Optional Redemption

On or after November 6, 2007, Xcyte may redeem the convertible preferred stock, out of legally available funds, in whole or in part, at Xcyte’s option, at the redemption prices listed below. The redemption price is as follows for the 12-month period beginning November 1 of the following years, beginning November 6, 2007 and ending on October 31, 2008 in the case of the first period:

Year	Redemption Price
2007	$10.42
2008	$10.36
2009	$10.30
2010	$10.24
2011	$10.18
2012	$10.12
2013	$10.06

and $10.00 at November 1, 2014 and thereafter.

Exchange Provisions

Xcyte may exchange the convertible preferred stock in whole, but not in part, for debentures on any dividend payment date on or after November 1, 2005 at the rate of $10 principal amount of debentures for each outstanding share of convertible preferred stock.

Voting Rights

Holders of convertible preferred stock will have limited voting rights except as described below or as required by law.

If Xcyte has not paid dividends on the convertible preferred stock or on any outstanding shares of preferred stock ranking on the same basis as to dividends with the convertible preferred stock in an aggregate amount equal to at least six quarterly dividends whether or not consecutive, Xcyte will increase the size of Xcyte’s board of directors by two additional directors. So long as dividends remain due and unpaid, holders of the convertible preferred stock, voting separately as a class with holders of preferred stock ranking on the same basis as to dividends having like voting rights, will be entitled to elect such two additional directors at any meeting of stockholders at which directors are to be elected. These directors will be appointed to classes on the board as determined by Xcyte’s board of directors. These voting rights will terminate when Xcyte has declared and either paid or set aside for payment all accrued and unpaid dividends. The terms of office of all directors so elected will terminate immediately upon the termination of these voting rights.

Without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock, Xcyte may not:

•	adversely change the rights, preferences and limitations of the convertible preferred stock by modifying Xcyte’s certificate of incorporation or bylaws, or

•	authorize, issue, reclassify any of Xcyte’s authorized stock into or increase the authorized amount of any class of stock that ranks senior to the convertible preferred stock as to dividends or distributions of assets upon liquidation, dissolution or winding up of Xcyte.

No class vote on the part of convertible preferred stock shall be required (except as otherwise required by law or resolution of the Xcyte board of directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of capital stock ranking junior to or on parity with the convertible preferred stock both as to the payment of dividends and as to distribution of assets upon Xcyte’s liquidation, dissolution or winding up, whether voluntary or involuntary, including Xcyte common stock.

In addition, without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock Xcyte may not:

•	enter into a share exchange that affects the convertible preferred stock,

•	consolidate with or merge into another entity, or

•	permit another entity to consolidate with or merge into Xcyte.

unless the convertible preferred stock remains outstanding and its rights, privileges and preferences are unaffected or it is converted into or exchanged for convertible preferred stock of the surviving entity having rights, preferences and limitations substantially similar, but no less favorable, to the convertible preferred stock.

Anti-Takeover Effects of Provisions of Xcyte’s Amended and Restated Certificate of Incorporation and Bylaws and Delaware and Washington Law

Provisions of Xcyte’s amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Xcyte. These provisions could limit the price that investors might be willing to pay in the future for shares of Xcyte common stock. Xcyte’s amended and restated bylaws and certificate of incorporation eliminate the right of stockholders to call special meetings of stockholders or to act by written consent without a meeting and require advance notice for stockholder proposals and director nominations, which may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. The authorization of undesignated preferred stock makes it possible for Xcyte’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Xcyte. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of Xcyte or Xcyte’s management. In addition, Xcyte is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to the business combination, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the shares owned by the interested stockholder):

•	shares owned by persons who are directors and also officers; and

•	shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time of the business combination, the business combination is:

•	approved by our board of directors; and

•	authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

In general, the Delaware General Corporation Law defines an interested stockholder to be an entity or person that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.

The Delaware General Corporation Law generally defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or its majority-owned subsidiary that involves the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

The laws of the State of Washington, where Xcyte’s principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, generally prohibits a target corporation, with certain exceptions, from engaging in certain significant business transactions with an acquiring person for a period of five years after the acquiring person first became an acquiring person, unless the transaction or the purchase of shares by the acquiring person is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became an acquiring person. An acquiring person is generally a person or group of persons who beneficially owns 10% or more of the voting securities of the target corporation. Prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares of the target corporation; and

•	allowing the acquiring person to receive a disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

A target corporation includes a foreign corporation if:

•	the corporation has a class of voting shares registered pursuant to Sections 12 or 15 of the Securities Exchange Act of 1934, as amended;

•	the corporation’s principal executive office is located in Washington;

•	the corporation has either:

•	more than 10% of its stockholders of record resident in Washington;

•	more than 10% of its shares owned of record by Washington residents; or

•	1,000 or more stockholders of record resident in Washington;

•	a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington.

Depending on whether Xcyte meets the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deterring or preventing a change in control of Xcyte.

Nasdaq National Market Listing

Xcyte common stock and convertible preferred stock have been approved for quotation on the Nasdaq National Market under the symbols: “XCYT” and “XCYTP,” respectively.

On June 6, 2005, Xcyte received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of its common stock had closed below the minimum $1.00 per share requirement and, as a result, no longer complied with Nasdaq’s continued listing criteria set by Marketplace Rule 4450(a)(5). The letter stated that Xcyte would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance, anytime before December 5, 2005, the bid price of Xcyte common stock must have closed at $1.00 per share or more for a minimum of ten consecutive business days. Xcyte did not achieve compliance with Marketplace Rule 4450(a)(5) by December 5, 2005, and Nasdaq provided notice that the common stock would be delisted from the Nasdaq National Market. Xcyte appealed Nasdaq’s determination and appeared before a Nasdaq Appeals Panel on January 12, 2006. The Nasdaq Appeals Panel has not rendered a decision on the delisting issue. The potential delisting of Xcyte common stock will be stayed until the Nasdaq Appeals Panel makes a determination as to whether to delist Xcyte common stock.

Additionally, on December 28, 2005, The Nasdaq Stock Market advised Xcyte that it considers the Stock Purchase to be a “reverse merger” under Nasdaq’s Marketplace Rules. Based on this conclusion, Nasdaq has advised Xcyte that upon consummation of the Stock Purchase, Xcyte, will be required to meet all of the initial inclusion criteria for initial listing on The Nasdaq National Market, including a closing bid price of $5.00 per share.

Prior to completion of the Stock Purchase and the reverse stock slit, Xcyte intends to file an initial listing application with the Nasdaq National Market pursuant to Nasdaq’s “reverse merger” rules. If such application is accepted, Xcyte anticipates that its common stock will be listed on the Nasdaq National Market under the trading symbol “CYCC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and our convertible preferred stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, New York, NY 10038, and its telephone number is (212) 936-5100.

COMPARISON OF RIGHTS OF HOLDERS OF XCYTE COMMON STOCK

AND CYCLACEL GROUP PLC SHARES

This section summarizes the material differences between the rights attached to Xcyte common stock and the rights attached to Cyclacel Group plc common stock. This summary does not purport to be complete and is qualified in its entirety by the more detailed information set out in the certificate of incorporation and bylaws of Xcyte and the memorandum and articles of association of Cyclacel Group plc.

The rights of Xcyte stockholders are currently governed by the Delaware General Corporation Law, or DGCL, and by Xcyte’s certificate of incorporation and bylaws. The rights of shareholders of Cyclacel Group plc are governed by Cyclacel Group plc’s memorandum and articles of association and the applicable laws of England and Wales. After the completion of the Stock Purchase, Cyclacel Group plc will become a stockholder of Xcyte. Following the Stock Purchase, Cyclacel Group plc intends to consummate a members’ voluntary liquidation pursuant to which all of its assets, including the shares of Xcyte common stock it receives in the Stock Purchase, will be distributed to the shareholders of Cyclacel Group plc in accordance with Cyclacel Group plc’s articles of association and the applicable laws of England and Wales. As a result, former Cyclacel Group plc shareholders will directly hold shares of Xcyte common stock and their rights in respect of such shares of common stock will be governed by Xcyte’s certificate of incorporation and bylaws.

Comparison of Authorized Capital Stock

Xcyte. The authorized capital stock of Xcyte consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Cyclacel Group plc. The authorized share capital of Cyclacel Group plc consists of 5,748,428 ordinary shares, par value £0.001 per share, and 25,000,000 preferred shares, par value £0.001 per share.

Number and Election of Directors

Xcyte. Xcyte’s certificate of incorporation provides that the board of directors shall be divided into three classes of directors with staggered terms of three (3) years. Xcyte’s bylaws fix the number of directors at eight members, as such number may be adjusted by resolution of the board of directors. Xcyte’s bylaws provide that the authority to amend the bylaws to change the number of directors resides in the board of directors and the stockholders. Xcyte currently has seven directors.

Cyclacel Group plc. Cyclacel Group plc’s articles of association provide that the number of directors at any one time shall be limited to a maximum of 12. The articles provide that three shareholders of Cyclacel Group plc may each appoint and remove one director from time to time for so long as the shareholder holds at least 5% of the shares of Cyclacel Group plc. In addition the holders of a majority of Cyclacel Group plc’s preferred shares (excluding the shareholders described in the preceding sentence) are entitled to appoint and remove one director. Subject to the appointment of such directors, the articles of association provide that the appointment of new directors must be approved by the board or by the shareholders by ordinary resolution (requiring the holders of more than 50% of the nominal value of the shares (common and preferred) represented at the meeting to vote in favor of the appointment). Cyclacel Group plc currently has ten directors.

Removal of Directors

Xcyte. Delaware law provides that stockholders holding a majority of shares entitled to vote at an election of directors may remove any director or the entire board of directors; provided, however, that in the case of a Delaware corporation with a classified board, unless otherwise provided in the certificate of incorporation, stockholders may only remove a director for cause. Xcyte has a classified board of directors and its certificate of incorporation does not provide for removal of a director or the entire board of directors without cause. Therefore, members of Xcyte’s board of directors may only be removed for cause by a vote of the stockholders holding a majority of shares entitled to vote.

Cyclacel Group plc. Other than the removal of the shareholder directors described above which may only be carried out by the relevant appointing shareholders as referred to above, the articles of association of Cyclacel Group plc permit the holders of more than 50% in nominal value of the shares to remove a director by serving notice on Cyclacel Group plc at any time. However, in the case of the shareholders having the right to appoint and remove a director and in the case of the preferred shareholders, there are provisions in the articles that protect those directors from being removed by a resolution of shareholders by weighting their voting in situations where a resolution has been tabled that seeks to deny its right to appoint a director for the terms on which he is appointed.

Filling Vacancies on the Board of Directors

Xcyte. Xcyte’s certificate of incorporation provides that any vacancy on the board of directors created by the death, resignation, disqualification or removal of a director may be filled by either an affirmative vote of a majority of the then-outstanding shares of voting stock, or by an affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Newly created directorships resulting from an increase in the number of directors shall, unless the board of directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the board of directors.

Cyclacel Group plc. Other than the shareholder director described above (who may only be replaced by the relevant appointing shareholder), the articles of association of Cyclacel Group plc provide that any appointment to fill a vacancy on the board must be approved by the shareholders (by ordinary resolution) or by the board of directors.

Special Meetings of Stockholders

Xcyte. The Xcyte bylaws provide that a special meeting of stockholders may be convened at any time by the board of directors of Xcyte, the chairman of the board of directors, or the president of Xcyte or by one or more stockholders holding shares in the aggregate entitled to cast not less than 25% of the votes at a stockholders meeting.

Cyclacel Group plc. The articles of association of Cyclacel Group plc provide that the directors may call a general meeting of shareholders at any time provided the required notice is served. In addition, under the Companies Act 1985, the holders of at least 10% of the shares may requisition the company to call a general meeting. Under Cyclacel Group plc’s articles of association, the board of directors must convene a general meeting to be held no later than 28 days following receipt of any such requisition.

Stockholder Action by Written Consent

Xcyte. Xcyte’s certificate of incorporation provides that so long as Xcyte has a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, as amended, any action by the stockholder of such class must be taken at an annual or special meeting of stockholders, upon notice and in accordance with the provisions of Xcyte’s bylaws, and may not be taken by written consent.

Cyclacel Group plc. Cyclacel Group plc’s articles make provision to allow any shareholder matters that could be passed at a general meeting of shareholders to be passed by way of a written resolution signed by all shareholders.

Advance Notice Provisions for Board Nominations and Other Stockholder Business

Xcyte. Xcyte’s bylaws provide that stockholders must deliver proper notice of any nomination for the election of a director or other business to be brought before an annual meeting of stockholders to the secretary of Xcyte not less than 90 days nor more than 120 days prior to the anniversary of the date of the prior year’s annual meeting.

Cyclacel Group plc. Cyclacel Group plc’s articles of association do not provide for an equivalent notice provision.

Amendment of Bylaws

Xcyte. The Xcyte certificate of incorporation expressly authorizes the Xcyte board of directors to make, alter, amend or repeal Xcyte’s bylaws. The Xcyte certificate of incorporation requires the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of voting stock, voting together as a single class, for the adoption, amendment or repeal by the Xcyte stockholders of Section 2.2 (Annual Meeting) and Section 2.3 (Special Meeting) of the bylaws of Xcyte.

Cyclacel Group plc. Any amendments to the memorandum or articles of association of Cyclacel Group plc must be approved by a special resolution of the shareholders (requiring the holders of not less than 75% of the total number of shares represented at the meeting to vote in favor of the amendment). In addition, the consent of holders of 75% of the preferred shares must be obtained.

Indemnification of Officers and Directors

Xcyte. The certificate of incorporation and the bylaws of Xcyte provide that Xcyte may indemnify its directors, officers and employees to the fullest extent permitted by the law. The certificate of incorporation and the bylaws of Xcyte provide that Xcyte shall pay any expenses incurred in defending any indemnified action, in advance. The bylaws provide that such advance shall be made upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to indemnification.

Cyclacel Group plc. Cyclacel Group plc’s articles of association provide that each director, secretary, auditor, officer and employee of Cyclacel Group plc shall be indemnified by the company, subject to the terms of the Companies Act 1985, in respect of all costs, charges, expenses, losses, damages and liabilities sustained or incurred in the exercise of their duties.

Outstanding Preferred Stock

Xcyte. The certificate of incorporation of Xcyte provides the board of directors of Xcyte with the authorization to designate and issue one or more series of preferred stock. The board of directors has designated 2,990,000 shares as 6% Convertible Exchangeable Preferred Stock. The rights of the holders of Xcyte common stock are subject to the rights in favor of holders of Xcyte’s 6% convertible exchangeable preferred stock, including liquidation preference, conversion, dividend and make-whole payment and other rights and the rights of any other series of preferred stock designated by Xcyte’s board. See “Description of Xcyte Capital Stock” beginning on page 186.

Cyclacel Group plc. Cyclacel Group plc’s articles of association designate that there are 21,000,000 preferred D shares in the capital of Cyclacel Group plc, of which 17,965,835 have been issued to Cyclacel Group plc’s shareholders. The rights of the holders of Cyclacel Group plc ordinary shares are subject to the rights in favor of holders of preferred shares, including liquidation preference, voting, dilution and other rights.

PRINCIPAL STOCKHOLDERS OF XCYTE

The following table sets forth information regarding ownership of the common stock as of January 23, 2006 or earlier date for information based on filings with the Securities and Exchange Commission by (a) each person known to Xcyte to own more than 5% of the outstanding shares of the common stock of Xcyte, (b) each director and nominee for director of Xcyte, (c) the named executive officers who are employed by Xcyte on the date of this document, and (d) all directors and executive officers as a group. Unless otherwise indicated below, the address for those individuals for which an address is not otherwise indicated is: c/o Xcyte Therapies, Inc., 1124 Columbia Street, Suite 130, Seattle, Washington 98104.

Name and address of beneficial owner	Total common stock and common stock equivalents (1)	Percent of common stock and common stock equivalents (2)
AWM Investment Company, Inc.(3) 153 East 53rd Street 55th Floor New York, NY 10022	4,265,589	21.7%
Robert T. Nelsen(4) ARCH Venture Partners 8725 W. Higgins Road, Suite 290 Chicago, IL 60631	2,909,081	14.2%
Highbridge Capital Management, LLC(5) 9 West 57th Street 27th Floor New York, NY 10019	1,842,544	8.6%
Alta Partners(6) One Embarcadero Center Suite 4050 San Francisco, CA 94111	1,578,071	7.8%
MPM Capital(7) c/o MPM Capital, L.P. 111 Huntington Avenue, 31st Floor Boston, MA 02199	1,180,965	6.0%
Stephen N. Wertheimer(8) W Capital Partners 245 Park Avenue 39th Floor New York, NY 10167	1,004,580	4.9%
Ronald J. Berenson, M.D.(9)	442,025	2.2%
Kathi L. Cordova, C.P.A.(10)	67,813	*
Christopher S. Henney, Ph.D., D.Sc.(11)	65,693	*
Robert L. Kirkman, M.D.(12)	63,210	*
Robert M. Williams, Ph.D.(13)	59,435	*
Peter Langecker, M.D., Ph.D.(14)	16,078	*
Daniel Spiegelman(15)	13,124	*
All executive officers and directors as a group (9 persons)	4,641,039	21.9%

*	Represents beneficial ownership of less than 1%.
(1)	Beneficial ownership is determined in accordance with SEC rules. In computing the beneficial ownership we have included shares for which the named person has sole or shared power over voting or investment decisions. The number of shares of common stock beneficially owned includes common stock which the named person has the right to acquire, through conversion, option or warrant exercise or otherwise, within 60 days after January 23, 2006, including conversion of the convertible preferred stock into shares of common stock.

(2)	Percentage of common stock and common stock equivalents is based on a total of 19,672,939 shares of common stock as of January 23, 2006. For each named person, the percentage ownership includes stock that the person has the right to acquire within 60 days after January 23, 2006, as described in Footnote 1, including common stock issuable upon conversion of our 6% convertible preferred stock and the exercise of options and warrants. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. In some cases, beneficial ownership calculations for five percent or greater stockholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which five percent or greater stockholders are required to file with the SEC, and which generally set forth ownership interests as of December 31, 2004.
(3)	Based on a Form 3 filed by Austin W. Marxe (“Marxe) and David M. Greenhouse (“Greenhouse”) on January 23, 2006. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“Cayman”). AWM also serves as the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of and investment adviser to Special Situations Fund III, L.P. (“SSF3”). Marxe and Greenhouse are also members of LS Advisers L.L.C. (“LS”), the general partner of and investment adviser to Special Situations Life Sciences Fund, L.P. (“LIFE”). Cayman owns 857,036 shares of common stock, SSF3 owns 2,952,924 shares of common stock and LIFE owns 455,629 shares of common stock.
(4)	Based on Schedule 13D filed by (1) ARCH Venture Fund V, L.P. (“ARCH Venture Fund V”); (2) ARCH Venture Fund III, L.P. (“ARCH Venture Fund III”), (3) ARCH Venture Fund II, L.P. (“ARCH Venture Fund II”), (4) ARCH V Entrepreneurs Fund, L.P. (“ARCH V Entrepreneurs Fund”), (5) Healthcare Focus Fund, L.P. (“Healthcare Focus Fund”), (6) ARCH Venture Partners V, L.P. (“AVP V LP”), which is the sole general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund, (7) ARCH Venture Partners V, LLC (“AVP V LLC”), which is the sole general partner of AVP V LP, (8) ARCH Venture Partners, LLC (“AVP LLC”), which is the sole general partner of ARCH Venture Fund III, (9) ARCH Management Partners II, L.P. (“ARCH Management II LP”), which is the sole general partner of ARCH Venture Fund II, (10) ARCH Venture Partners, L.P (“AVP LP”), which is the sole general partner of ARCH Management II LP, (11) ARCH Venture Corporation (“AVC”), which is the sole general partner of AVP LP, (12) Steven Lazarus (“Lazarus”), (13) Keith Crandell (“Crandell”), (14) Robert Nelsen (“Mr. Nelsen”), and (15) Clinton Bybee (“Bybee” together with Crandell, Mr. Nelsen and Bybee, the “Managing Directors,” and each individually, a “Managing Director”). on November 12, 2004. Includes 193,447 shares of common stock held by ARCH Venture Fund II; 1,140,487 shares of common stock held by ARCH Venture Fund III; 1,428 shares of common stock and 1,339 shares of convertible preferred stock (convertible into 5,698 shares of common stock) held by ARCH V Entrepreneurs Fund; 349,508 shares of common stock and 198,661 shares of convertible preferred stock (convertible into 845,362 shares of common stock) held by AVP V LP; 369,401 shares of common stock held by Healthcare Focus Fund; and 3,750 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 23, 2006 held by Mr. Nelsen. Mr. Nelsen is a managing director of ARCH Venture Partners VI, LLC, which is the general partner of ARCH Venture Partners VI, LLC, which is the general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund. Mr. Nelsen is a managing director of AVP V LLC, which is the general partner of ARCH Venture Fund III. Mr. Nelsen is a managing director of ARCH Venture Corporation, which is the general partner of ARCH Venture Partners, L.P., which is the general partner of ARCH Management Partners II, L.P., the general partner of ARCH Venture Fund II. Mr. Nelsen shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.
(5)	Based on Schedule 13G filed by (1) Highbridge Capital Management, LLC, (2) Highbridge International LLC, (3) Highbridge Capital Corporation, (4) Glenn Dubin and (5) Henry Swieca on November 8, 2004. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Capital Corporation. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. Highbridge International LLC is a wholly-owned subsidiary of Highbridge Capital Corporation, a broker/dealer. Includes 433,000 shares of convertible preferred stock (convertible into 1,842,544 shares of common stock) held by Highbridge International LLC.

(6)	Based on Schedule 13G filed by (1) Alta Partners (“AP”), (2) Alta California Partners, L.P. (“ACP”), (3) Alta California Management Partners, L.P. (“ACMP”), (4) Alta Embarcadero Partners, LLC (“AEP”), (5) Jean Deleage, (6) Garrett Gruener and (7) Guy Nohra on February 8, 2005. Dr. Deleage is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.), and a member of Alta Embarcadero Partners, LLC, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC and disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. Includes 1,117,439 shares of common stock and 97,766 shares of convertible preferred stock (convertible into 416,023 shares of common stock) held by Alta California Partners, L.P.; 24,961 shares of common stock and 2,234 shares of convertible preferred stock (convertible into 9,506 shares of common stock) held by Alta Embarcadero Partners, LLC; and 10,141 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 23, 2006 held by Dr. Deleage.
(7)	Based on Schedule 13G filed by (1) MPM BioVentures II, LP, (2) MPM BioVentures II-QP, L.P. (“BV QP”), (3) MPM BioVentures GmbH & Co Parallel-Beteiligungs KG (“BV KG”) (4) MPM Asset Management Investors 2000B, LLC (“AM LLC”), (5) Ansbert Gadicke and (6) Luke Evnin on February 10, 2005. Includes 87,744 shares of common stock held by MPM BioVentures II, L.P. (“BV II”); 795,030 shares of common stock held by BV QP; 279,889 shares of common stock held by BV KG and 18,302 shares of common stock held by AM LLC. MPM Asset Management II LLC (“AM II LLC”) is a general partner of BV II, BV QP and BV KG as well as a member of AM LLC. Luke Evnin is a member of AM II LLC and AM LLC. Ansbert Gadicke is a member of AM II LLC and AM LLC.
(8)	Includes 574,363 shares of common stock and 100,000 shares of convertible preferred stock (convertible into 425,530 shares of common stock) held by W Capital Partners Ironworks, L.P and 4,687 shares of common stock issuable upon exercise of option exercisable within 60 days of January 23, 2006. Mr. Wertheimer is the managing director of W Capital Partners Ironworks, L.P. and shares voting and dispositive power with respect to this partnership. Mr. Wertheimer disclaims beneficial ownership of the shares in which he has no pecuniary interest.
(9)	Includes 403,667 shares of common stock, 8,631 of which are subject to repurchase, 38,358 shares of common stock held by the Irrevocable Intervivos Trust Agreement of Ronald J. Berenson and Cheryl L. Berenson.
(10)	Includes 54,178 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.
(11)	Includes 65,693 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.
(12)	Includes 63,210 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.
(13)	Includes 13,735 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.
(14)	Includes 11,078 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.
(15)	Includes 13,124 shares of common stock issuable upon exercise of options exercisable within 60 days of January 23, 2006.

FUTURE XCYTE STOCKHOLDER PROPOSALS

Xcyte’s Bylaws provide that advance notice of a stockholder’s proposal must be delivered to and received by Xcyte at Xcyte’s principal executive offices not less than 90 days and not more than 120 days prior to the anniversary of the previous year’s annual meeting. However, the Bylaws also provide that in the event that the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the anniversary date of the previous year’s annual meeting and notice of the meeting is received later than 60 days prior to such annual meeting, then the advance notice of the stockholder’s proposal must be delivered to and received by Xcyte not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made or the date on which notice of the date of the meeting was mailed. Each stockholder’s notice must contain the following information as to each matter the stockholder proposes to bring before the annual meeting: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Xcyte’s books, and of such beneficial owner and (ii) the class and number of shares of Xcyte’s stock which are owned beneficially and of record by such stockholder and such beneficial owner. Stockholder proposals must be sent to 1124 Columbia Street, Suite 130, Seattle, Washington 98104.

EXPERTS

The financial statements of Xcyte Therapies, Inc. appearing in Xcyte Therapies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Cyclacel Ltd. at December 31, 2004 and 2003, and for the year ended March 31, 2003, the nine months ended December 31, 2003 and the year ended December 31, 2004, appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Xcyte common stock offered by this document will be passed upon for Xcyte by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington.

WHERE YOU CAN FIND MORE INFORMATION

This document incorporates other reports by reference that are not presented in or delivered with this document. Xcyte files reports, proxy statements and other information with the Securities and Exchange Commission. Xcyte stockholders may read and copy any reports, proxy statements or other information filed by Xcyte at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding Xcyte. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Reports, proxy statements and other information regarding Xcyte may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Securities and Exchange Commission allows Xcyte to “incorporate by reference” information into this document, which means that Xcyte can disclose important information to their stockholders by referring them to another document filed separately with the Securities and Exchange Commission. The documents incorporated by reference into this document contain important information that you should read about Xcyte.

The following documents, which have been filed by Xcyte with the Securities and Exchange Commission, are incorporated by reference into this document:

•	Xcyte’s annual report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005;

•	all other reports filed under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2004, including (1) Xcyte’s quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, and (2) Xcyte’s current reports on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005, December 20, 2005, December 12, 2005, December 2, 2005, November 3, 2005, October 28, 2005, October 11, 2005, August 1, 2005, July 15, 2005, July 14, 2005, July 7, 2005, June 21, 2005, June 7, 2005, May 18, 2005, April 28, 2005, April 1, 2005;

•	Xcyte’s proxy statement for the 2005 annual meeting of stockholders, filed with the Securities and Exchange Commission on April 29, 2005.

Xcyte also incorporates by reference into this document all documents filed with the Securities and Exchange Commission by Xcyte pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this document to the date of the Xcyte special meetings of stockholders. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Xcyte has included with this document Xcyte’s Annual Report on Form 10-K for the year ended December 31, 2004 as Annex F, and Xcyte’s Quarterly report on Form 10-Q for the quarter ended September 30, 2005 as Annex G hereto.

Xcyte has supplied for inclusion or incorporation by reference the information contained or incorporated by reference in this document relating to Xcyte and Cyclacel Group plc has supplied for inclusion the information contained in this document relating to Cyclacel Group plc and Cyclacel.

You may have previously received some of the documents incorporated by reference in this document, but you can obtain any of them through us, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet world wide web site as described above. Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Xcyte at the following address:

Xcyte Therapies, Inc.

1124 Columbia Street

Suite 130

Seattle, Washington 98104

Tel: (206) 262-6200

Attn: Investor Relations

If you would like to request documents from us, please do so by                     , 2006 in order to receive them before the Xcyte special meeting.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

Xcyte has filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the issuance of Xcyte common stock to Cyclacel Group plc and, following the liquidation of Cyclacel Group plc, to Cyclacel Group plc’s shareholders in the Stock Purchase. This document constitutes the prospectus of Xcyte filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying at the Securities and Exchange Commission’s offices as set forth above.

Xcyte stockholders should rely only on the information contained or incorporated by reference in this document to vote on the issuance of Xcyte common stock in the Stock Purchase or the approval of the other proposals described in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2006. You should not assume that the information contained in this document is accurate as of any date other than                     , 2006, and neither the mailing of the document to Xcyte and Cyclacel Group plc nor the issuance of Xcyte common stock in the Stock Purchase shall create any implication to the contrary.

Information on Xcyte’s Web Site

Information on any Xcyte Internet web site is not part of this document and you should not rely on that information in deciding whether to approve the share issuance or the approval of the other proposals described in this document, unless that information is also in this document or in a document that is incorporated by reference in this document.

Information on Cyclacel’s Web Site

Information on any Cyclacel Group plc or Cyclacel Internet web site is not part of this document.

ANNEX A

Conformed Copy

STOCK PURCHASE AGREEMENT

between:

XCYTE THERAPIES, INC.,

a Delaware corporation;

and

CYCLACEL GROUP PLC,

a public limited company organized under the laws of England and Wales.

Dated as of December 15, 2005

(As Amended on January 13, 2006)

A-i

A-ii

A-iii

Conformed Copy

STOCK PURCHASE AGREEMENT

(as amended on January 13, 2006)

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 15, 2005, by and between XCYTE THERAPIES, INC., a Delaware corporation (“Xcyte”), and CYCLACEL GROUP PLC, a public limited company organized under the laws of England and Wales with registered number 5090795 (“Seller”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Seller desires to sell to Xcyte and Xcyte desires to purchase from Seller all of the issued and outstanding share capital of Cyclacel Ltd., a limited company organized under the laws of England and Wales with registered number 3237549 and a wholly-owned subsidiary of Seller (“Cyclacel”), on the terms and subject to the conditions set forth in this Agreement (the “Stock Purchase”).

B. Immediately following the completion of the Stock Purchase, Seller desires to effect a members voluntary dissolution liquidation (the “Liquidation,” and together with the Stock Purchase and the Charter Amendments (as defined below), the “Transactions”). Upon the Liquidation, it is intended that all of the assets of Seller (including shares of Xcyte Common Stock acquired pursuant to the terms of this Agreement) will be distributed to Seller’s shareholders and that Seller will be dissolved.

C. The board of directors of Seller believes it is in the best interests of Seller and its stockholders to engage in the Stock Purchase and the Liquidation and, in furtherance thereof, the board of directors of Seller has approved this Agreement, the Stock Purchase and the Liquidation.

D. The board of directors of Xcyte believes it is in the best interests of Xcyte and its stockholders to engage in the Stock Purchase and to amend Xcyte’s Certificate of Incorporation pursuant to the Charter Amendments and, in furtherance thereof, the board of directors of Xcyte has approved this Agreement, the Stock Purchase and the Charter Amendments.

E. In order to induce Xcyte to enter into this Agreement and to cause the Stock Purchase and Charter Amendments to be consummated, certain stockholders of Seller are executing irrevocable voting undertakings in favor of Xcyte concurrently with the execution and delivery of this Agreement in substantially the form attached hereto as Exhibit B (the “Seller Stockholder Voting Agreements”).

F. In order to induce Seller to enter into this Agreement and to cause the Stock Purchase and the Liquidation to be consummated, certain stockholders of Xcyte are executing voting agreements in favor of Seller concurrently with the execution and delivery of this Agreement in substantially the form attached hereto as Exhibit C (the “Xcyte Stockholder Voting Agreements”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTIONS

1.1 The Stock Purchase. (a) On the terms and subject to the conditions of this Agreement, at the Closing, (i) Seller shall sell, assign, transfer and deliver to Xcyte and Xcyte shall purchase from Seller all right, title and interest in and to all of the Cyclacel Shares free and clear of all Encumbrances and representing all of the share capital and other securities of Cyclacel and (ii) Xcyte shall issue and deliver to Seller a number of validly issued, fully paid and nonassessable shares of Xcyte Common Stock equal to the Xcyte Share Amount. For purposes of this Agreement, the “Xcyte Share Amount” shall mean a number of shares of Xcyte Common Stock (rounded to the nearest whole share) equal to the product of (A) the number of shares of Xcyte Common Stock issued and outstanding immediately prior to the Closing plus the Closing Share Number multiplied by (B) the Consideration Multiple.

(b) For purposes of this Agreement:

(i) The “Consideration Multiple” shall mean the quotient (rounded to the fourth decimal point) of (A) one minus the Cash Amount divided by (B) the Cash Amount.

(ii) The “Cash Amount” shall mean the quotient of (A) the Cash held by Xcyte immediately prior to Closing divided by (B) the sum of (x) the Cash held by Xcyte immediately prior to Closing plus (y) 80 million; provided, however, that if (I) the Closing occurs after March 31, 2006 and on or before April 30, 2006, the amount of Cash held by Xcyte immediately prior to Closing shall be deemed to be the amount actually held plus $500,000 and (II) if the Closing occurs after April 30, 2006, the amount of Cash held by Xcyte immediately prior to Closing shall be deemed to be the amount actually held plus $1,000,000.

(iii) “Cash” shall mean cash, cash equivalents and the market value of short-term investments.

1.2 The Liquidation. Prior to the Stock Purchase, Seller shall take the actions set forth in Section 5.2 as well as all other actions within its control that may be necessary or advisable in order to cause the Liquidation to occur as soon as reasonably practicable following the Stock Purchase. Immediately following the Closing (as defined in Section 1.4), Seller shall (a) appoint a liquidator to distribute Seller’s assets and (b) instruct the liquidator to distribute the shares of Xcyte Common Stock to the Seller’s shareholders. As soon as reasonably possible following the Stock Purchase, Seller shall consummate the Liquidation.

1.3 Charter Amendments. Subject to the conditions set forth in this Agreement, in connection with the Stock Purchase, effective as of the Closing, Xcyte shall cause its Certificate of Incorporation to be amended substantially as set forth on Exhibit D (the “Charter Amendments”).

1.4 Closing. (a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Stock Purchase (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 701 Fifth Avenue, Seattle, Washington, as promptly as reasonably practicable (but in no event later than the fifth Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) or at such other time, date and place as Xcyte and Seller may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” The Charter Amendments shall be filed on the Closing Date and become effective at the time of the filing of the Certificate of Amendment to Xcyte’s Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Certificate of Amendment”).

(b) On the Closing Date, the Seller shall deliver to Xcyte share certificates and duly executed stock transfer forms in respect of all of the issued and outstanding Cyclacel Shares.

(c) On the Closing Date, Xcyte shall deliver to Seller a certificate or certificates, registered in Seller’s name, representing the number of shares of Xcyte Common Stock equal to the Xcyte Share Amount.

Section 2. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Xcyte as follows, except as set forth in the written disclosure schedule delivered by Seller to Xcyte (the “Seller Disclosure Schedule”). The Seller Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Section 2. The disclosures in any section of the Seller Disclosure Schedule shall qualify other sections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections. The inclusion of any information in the Seller Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms of this Agreement to be disclosed, is material, has resulted in or would reasonably be expected to result in a Cyclacel Material Adverse Effect, or is within or outside the ordinary course of business.

2.1 Subsidiaries; Due Organization; Etc.

(a) Seller does not have and has never had any Subsidiaries other than Cyclacel and Cyclacel Nominees Limited. Neither Cyclacel nor Cyclacel Nominees Limited has or has ever had any Subsidiaries. Other than Seller’s ownership of the Cyclacel Shares, none of Seller, Cyclacel or Cyclacel Nominees Limited own any capital stock of, or any equity interest of any nature in, any Entity. Cyclacel has not agreed nor is it obligated to make, nor is it bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Cyclacel has not, at any time, been a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Cyclacel is a limited company duly incorporated and validly existing under the laws of England and Wales and has all necessary power and authority: (i) to conduct its business in all material respects in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in all material respects in the manner in which its assets are currently owned, leased and used; and (iii) to perform in all material respects its obligations under all Contracts by which it is bound.

(c) Cyclacel is qualified to do business as a foreign corporation, and, to the extent applicable, is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, other than such failures to be so qualified as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect.

(d) Each of Cyclacel and Seller has made available to counsel for Xcyte copies of its minute books, which such minute books (i) are the only minute books of Cyclacel and Seller, and (ii) accurately reflect all meetings of directors (or committees thereof) and stockholders or actions by written consent of the board of directors or stockholders of Cyclacel and Seller.

2.2 Certificate of Incorporation; Memorandum and Articles of Association. Seller has delivered to Xcyte accurate and complete copies of Cyclacel’s certificate of incorporation and memorandum and articles of association, including all amendments thereto. Each such document is in full force and effect. Cyclacel is not in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association.

2.3 Capitalization, Etc.

(a) The authorized share capital of Cyclacel consists of 19,837,045 Cyclacel Shares, of which 1,871,210 ordinary shares of 0.1 pence each, 17,965,835 preferred D shares of 0.1 pence each and zero deferred shares of 0.1 pence each, have been issued and are outstanding as of the date of this Agreement. Cyclacel does not hold any shares of its capital stock in its treasury. All of the outstanding Cyclacel Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Cyclacel Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding Cyclacel Shares is subject to any right of first refusal in favor of Cyclacel. Except as contemplated herein, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, transferring, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Cyclacel Shares. Cyclacel is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Cyclacel Shares or other securities. Cyclacel does not hold any repurchase rights with respect to Cyclacel Shares. There is no share capital, interest or other security of Cyclacel, other than the Cyclacel Shares all of which are described in the first sentence of this Section 2.3(a). Seller is the registered and beneficial owner of all of the Cyclacel Shares, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of Cyclacel. Upon consummation of the Stock Purchase, (i) Xcyte will acquire good title to all of the issued and outstanding Cyclacel Shares, free and clear of all Encumbrances and (ii) Cyclacel will become a wholly-owned subsidiary of Xcyte.

(b) Cyclacel does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.

(c) There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any share capital, interests or other securities of Cyclacel; (ii) outstanding security, instrument or obligation (written or oral) that is or may become convertible into or exchangeable for any share capital stock, interests or other securities of Cyclacel; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Seller or Cyclacel is or may become obligated to sell or otherwise issue any share capital, interests or any other securities; (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any share capital, interests or other securities of Cyclacel. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Cyclacel.

(d) All outstanding Cyclacel Shares have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all material requirements set forth in any applicable Cyclacel Contract.

(e) The register of members and statutory books of Cyclacel contain accurate records of its members and all the other information which is required to be contained in such register and books under the Companies Act. All returns, particulars, resolutions and other documents required to be delivered by Cyclacel to the Registrar of Companies have been duly delivered and no fines or penalties are outstanding. Cyclacel has not received any notice of any intended application for the rectification of the register of members of Cyclacel. Cyclacel has not provided any financial assistance as defined in Section 152(1) of the Companies Act directly or indirectly for the purpose of acquiring its own shares or those of any of its holding companies or reducing or discharging any liability so incurred.

(f) Cyclacel has not redeemed or purchased or agreed to redeem or purchase any of its share capital or passed any resolutions authorizing any such redemption or purchase or entered into or agreed to enter into any contingent purchase contracts (as defined in section 165(1) of the Companies Act) or passed any resolutions approving any such contract or made any capitalization or reserves.

(g) No share in the capital of Cyclacel has been issued or transferred except in accordance with its memorandum and articles of association.

2.4 Financial Statements.

(a) Section 2.4(a) of the Seller Disclosure Schedule includes true and complete copies of (i) Cyclacel’s audited balance sheets at December 31, 2004 and 2003 and the consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2004, 2003 and 2002 and (ii) Cyclacel’s unaudited balance sheet at September 30, 2005 and the related unaudited statements of income, cash flow and shareholders’ equity for the nine-month period then ended (collectively, the “Cyclacel Financials”). The Cyclacel Financials (A) were prepared in accordance with U.K. generally accepted accounting principle (“UK GAAP”) (except that unaudited financial statements do not have notes thereto and other presentation items that may be required by UK GAAP) applied on a consistent basis throughout the periods indicated and (B) fairly present the financial condition and operating results of Cyclacel as of the dates and for the periods indicated therein.

(b) Section 2.4(b) of the Seller Disclosure Schedule includes true and complete copies of (i) Seller’s audited consolidated balance sheets at December 31, 2003 and the consolidated statements of income, cash flow and shareholders’ equity for the years ended December 31, 2003 and 2002 (the “Seller US GAAP Financials”), (ii) Seller’s audited consolidated balance sheet at December 31, 2004 and the consolidated statement of income, cash flow and shareholders’ equity for the year then ended and (iii) Seller’s unaudited consolidated balance sheet at September 30, 2005 and the related unaudited statements of income, cash flow and shareholders’ equity for the nine-month period then ended (the financial statements described in clauses (ii) and (iii), collectively, the “Seller UK GAAP Financials”). The Seller US GAAP Financials (A) were prepared in accordance with United States generally accepted accounting principle (“US GAAP”) (except that unaudited financial statements do not have notes thereto and other presentation items that may be required by US GAAP) applied on a consistent basis throughout the periods indicated and (B) fairly present the financial condition and operating results of Seller as of the dates and for the periods indicated therein. The Seller UK GAAP Financials (x) were prepared in accordance with UK GAAP (except that unaudited financial statements do not have notes thereto and other presentation items that may be required by UK GAAP) applied on a consistent basis throughout the periods indicated and (y) fairly present the financial condition and operating results of Cyclacel as of the dates and for the periods indicated therein.

(c) Cyclacel maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Cyclacel maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting purposes.

(d) The Cyclacel Financials and Seller Financials make provisions for, reserve for or disclose, as appropriate: (i) all liabilities, whether actual, contingent, unquantified or disputed; (ii) all capital commitments, whether actual or contingent; (iii) all bad or doubtful debts; (iv) all exceptional items; (v) all changes in accounting policies; and (vi) all transactions with any of Cyclacel, Seller, Cyclacel’s Associate, Seller’s Associate, director or associate of a director of Seller or Cyclacel, as at their applicable dates.

(e) All the accounts, books and ledgers and financial and other records of Cyclacel (including all invoices) have been properly kept (in accordance with sections 221 and 222 of the Companies Act where relevant) and are within Cyclacel’s possession and control and all transactions relating to its business have been duly and correctly recorded in them. The original documents of title relating to the assets of Cyclacel and the original of all written agreements, deeds and other instruments entered into by Cyclacel are in its possession and control. Cyclacel’s records, systems, controls, data or information, are not recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means including any electronic, mechanical or photographic process (whether computerized or not) which (including all means of access) are not under the exclusive ownership and direct control of Cyclacel.

2.5 Absence of Changes. Since the date of the Cyclacel Unaudited Interim Balance Sheet:

(a) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Cyclacel (whether or not covered by insurance);

(b) Cyclacel has not: (i) declared, accrued, set aside or paid any dividend or made any distribution in respect of any share capital, interests or other securities; or (ii) repurchased, redeemed or otherwise reacquired any share capital, interests or other securities;

(c) Cyclacel has not sold, issued or granted, or authorized the issuance of: (i) any share capital or other security; (ii) any option, warrant or right to acquire any share capital or any other security; or (iii) any instrument convertible into or exchangeable for any share capital or other security;

(d) Cyclacel has not amended or waived any of its rights under, or permitted the acceleration of vesting under any provision of: (i) any restricted stock purchase agreement; or (ii) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(e) there has been no amendment to the certificate of incorporation or memorandum and articles of association of Cyclacel, and Cyclacel has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) Cyclacel has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(g) Cyclacel has not: (i) lent money to any Person; (ii) incurred or guaranteed any material indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; (v) created any security interest in Cyclacel’s material assets or properties; or (vi) made any capital expenditure or commitment in excess of $250,000;

(h) Cyclacel has not: (i) adopted, established or entered into any Cyclacel Employee Plan; or (ii) caused or permitted any Cyclacel Employee Plan to be amended other than as required by law so as to increase benefits accruing or payable thereunder;

(i) Cyclacel has not changed any of its methods of accounting or accounting practices;

(j) Cyclacel has not made any material Tax election;

(k) Cyclacel has not commenced or settled any Legal Proceeding, nor has Cyclacel received any notice or threat of any Legal Proceeding;

(l) Cyclacel has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices;

(m) other than in the ordinary course of business consistent with past practices, Cyclacel has not revalued any of its material assets, or sold, leased, licensed or otherwise disposed of any of its material assets or properties, nor has any security interest been created in such material assets or properties;

(n) there has been no amendment or termination of any material Contract to which Cyclacel is a party or by which it is bound other than the expiration of any such Contract in accordance with its terms as the result of the passage of time which would not result in a Cyclacel Material Adverse Effect;

(o) Cyclacel has not received notice of any material claim or potential claim of ownership by a third party of the Cyclacel IP Rights or of infringement by Cyclacel of any third party’s Intellectual Property;

(p) there has been no change royalties set or charged by Cyclacel to its customers or licensees or in royalties set or charged by Persons who have licensed Intellectual Property to Cyclacel;

(q) there has been no event or condition of any character that has resulted in or would reasonably be expected to result in a Cyclacel Material Adverse Effect;

(r) Cyclacel has not waived or released any of its rights or claims, including any write-off, or other compromise of any account receivable in excess of $50,000 individually or $100,000 in the aggregate;

(s) other than in the ordinary course of business consistent with past practices, Cyclacel has not increased the wages, salary, fringe benefits or other compensation payable or to become payable to its officers, directors, employees or advisors or the declaration, payment or commitment or obligation of any kind for the payment by such corporation of a bonus or other additional salary or compensation to any such person;

(t) Cyclacel has not negotiated, agreed or committed to take any of the actions referred to in clauses “(b)” through “(s)” above (other than negotiations between the Parties to enter into this Agreement).

2.6 Title to Assets.

(a) Cyclacel owns, and has, and immediately following the Closing will own and have, good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (i) all assets reflected on the Cyclacel Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Cyclacel

Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of Cyclacel as being owned by Cyclacel. All of said assets are owned by Cyclacel free and clear of any Encumbrances, except for: (i) any lien for current taxes not yet due and payable; and (ii) liens that do not materially detract from the value of the assets subject thereto or materially impair the operations of Cyclacel.

(b) Seller does not own any assets other than the Cyclacel Shares, which are not material in amount or material to the business or operations of Cyclacel. Cyclacel Nominees Limited does not own any assets. Neither Seller nor Cyclacel Nominees Limited is a party to any Cyclacel Contract. Cyclacel owns all assets that are required in order to carry on its business in all material respects in the manner, extent and places it has been carried on in the two years preceding this Agreement. Seller is not insolvent, as determined pursuant to the Insolvency Act of 1986.

2.7 Real Property; Leasehold. Cyclacel does not own real property, nor has it ever owned any real property. Schedule 2.7(a) of the Seller Disclosure Schedule sets forth a list of all real property currently leased by Cyclacel. All such current leases are in full force and effect, are valid and effective against Cyclacel, and, to the Knowledge of Seller, each other party thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by Cyclacel (or event which with notice or lapse of time, or both, would constitute a default).

2.8 Intellectual Property.

(a) Cyclacel owns, or has the right to use, sell or license, and has the right to bring actions for the infringement of, all material Cyclacel IP Rights.

(b) Section 2.8(b) of the Seller Disclosure Schedule sets forth an accurate, true and complete listing of all material Cyclacel IP Rights. There is no Intellectual Property necessary or used in Cyclacel’s business as presently conducted and as proposed to be conducted, in each case, in all material respects, other than that set forth on Section 2.8(b) of the Seller Disclosure Schedule.

(c) Cyclacel holds in each case the sole, exclusive, valid, unrestricted, unencumbered and lawful title to any and all of the material Cyclacel IP Rights, other than as set forth in Section 2.8(c)(1) of the Seller Disclosure Schedule, and has not granted any liens, mortgages, encumbrances, security interests, licenses, sublicenses, or other agreements to any of such Cyclacel IP Rights, other than those set out in Section 2.8(c)(2) of the Seller Disclosure Schedule.

(d) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, the Cyclacel IP Rights are valid and enforceable, in whole and in part (and, to the Knowledge of Seller, all patent applications included in the Cyclacel IP Rights would be valid and enforceable if issued as patents), and Cyclacel has not undertaken or omitted to undertake any acts, and to the Knowledge of Seller, no circumstances or grounds exist, that would invalidate, reduce or eliminate (excluding any such reductions or eliminations that occur in the ordinary course of patent prosecution), in whole or in part, the enforceability or scope of, or its entitlement to exclusively exploit, such rights, or otherwise impair the conduct of Cyclacel’s business as conducted or as proposed to be conducted with respect to such rights.

(e) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, the practice of (i) the business, products and activities of Cyclacel as currently conducted and as proposed to be conducted, and (ii) the Cyclacel IP Rights, do not infringe upon, may not infringe upon, interfere with, misappropriate, or otherwise breach the rights of any third party. No third party has claimed the invalidity or unenforceability of any of the material Cyclacel IP Rights and, to the Knowledge of Seller, there are no circumstances according to which any third party would reasonably be expected to claim the invalidity or unenforceability of any of the material Cyclacel IP Rights. As pertains to the business of Cyclacel and against them or any employees thereof, (i) there are no patent infringement or other intellectual property suits on the date of this Agreement; (ii) there have been no such suits in the preceding five (5) years, and (iii) there have been no asserted patent infringement or other intellectual property claims.

(f) (i) Neither the validity of any of the Cyclacel IP Rights nor Cyclacel’s rights in the material Cyclacel IP Rights (a) are subject to any current, pending or, to the Knowledge of Seller, threatened, challenge, claim or proceeding including, but not limited to, litigation, opposition proceeding in any patent or other public or governmental office, or interference, (b) and have not been during the preceding five (5) years; (ii) except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, all steps which are necessary to maintain the Cyclacel IP Rights have been taken, including the payment of any public, annuity and maintenance fees.

(g) Cyclacel is not obliged to make material payments to any of its employees or any other parties, e.g. a third party inventor, with regard to the Cyclacel IP Rights.

(h) Section 2.8(h)(i) of the Seller Disclosure Schedules sets forth an accurate, true and complete listing of all Cyclacel IP Agreements (copies of which have been disclosed to Xcyte). Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, (A) Cyclacel has the sole, exclusive, valid and unencumbered title to the Cyclacel IP Rights Agreements, (B) the Cyclacel IP Rights Agreements are valid, binding, enforceable and in full force and effect and have not been terminated, (C) Cyclacel has not granted any liens, mortgages, security interests, sub-licenses or other encumbrances in relation to the Cyclacel IP Rights Agreements, (D) Cyclacel has not received any notice of termination or cancellation under any of the Cyclacel IP Rights Agreements, or received any notice of breach or default under such agreement and (E) neither Cyclacel nor, to the Knowledge of Seller, any other party to such agreement, is in breach or default under any Cyclacel IP Rights Agreement.

(i) The execution, delivery and performance of this Agreement and the consummation of the Stock Purchase and the Liquidation will not constitute a breach of any material Cyclacel IP Rights Agreement, will not cause the forfeiture, cancellation or termination or give rise to a right of forfeiture, cancellation or termination of any material Cyclacel IP Rights or impair, in any material respect, the right of Cyclacel or Xcyte (following the Closing) to use, sell, license or otherwise exploit any material Cyclacel IP Rights or portion thereof.

(j) Cyclacel is not obligated to pay a royalty, grant a license or provide other consideration to any Person in connection with the material Cyclacel IP Rights.

(k) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, neither the manufacture, marketing, license, use, sale, offer for sale or intended use of any product or technology currently licensed or sold or under development by Cyclacel violates any license or agreement between Cyclacel and any third party or infringes or is in conflict with any intellectual property right of any other Person, including those which are the subject of any patent application known to Cyclacel. To the Knowledge of Seller, no third party is infringing upon, or violating any license or agreement with Cyclacel relating to any Cyclacel IP Rights.

(l) There is no pending or, to the Knowledge of Seller, threatened, action, suit, proceeding, claim or litigation contesting or challenging the validity, ownership or right to use, sell, license, exploit or dispose of any Cyclacel IP Rights, and Cyclacel is unaware of any facts that form a reasonable basis for such claim. Cyclacel has not received any notice asserting, nor to the Knowledge of Seller is there any claim or allegation, that any Cyclacel IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.

(m) Cyclacel has used commercially reasonable efforts to keep its trade secrets and proprietary information in confidence, and commercially reasonable protections are in place to keep such information confidential, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential.

2.9 Agreements, Contracts and Commitments. Neither Cyclacel, nor Seller in respect of the business or operations of Cyclacel, is a party to or bound by:

(a) any material bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements (including any agreements that contain severance pay);

(b) any employment, severance, change of control or consulting agreement, contract or commitment with any employee or individual consultant or salesperson or any consulting or sales agreement, contract or commitment under which any firm or other organization provides services to Cyclacel, not terminable by Cyclacel on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Cyclacel’s ability to terminate employees at will;

(c) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan or other equity-based plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of either the Stock Purchase or the Liquidation or the value of any of the benefits of which will be calculated on the basis of either of Stock Purchase or the Liquidation;

(d) any agreement of indemnification or guaranty other than indemnification agreements between Cyclacel and any of its officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Cyclacel to engage in any line of business or compete with any Person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $100,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000;

(i) any joint marketing or development agreement;

(j) (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any dealer, distributor, joint marketing, alliance, joint venture, shareholder, cooperation, development or other agreement currently in force under which Cyclacel has continuing material obligations to jointly market any product, technology or service, or any material agreement pursuant to which Cyclacel has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Cyclacel; (iii) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Cyclacel product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any Cyclacel products or service except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Cyclacel; or (iv) licenses or other agreements, including amendments to such licenses, for patents, trademarks, trade secrets, domain names or other intellectual property rights;

(k) any collective bargaining agreements;

(l) any purchase order or contract for the purchase of raw materials involving $250,000 or more;

(m) any construction contract;

(n) any fidelity or surety bond or completion bond; or

(o) any other agreement, contract or commitment that is material to the business or operations of Cyclacel; or

(p) any other agreement, contract or commitment which was entered into otherwise than at arm’s length.

Neither Seller nor Cyclacel has, nor to the Knowledge of Seller has any other party to a Cyclacel Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Seller or Cyclacel is a party or by which either of them is bound of the type described in clauses (a) through (p) above (any such agreement, contract or commitment, a “Cyclacel Material Contract”) in such manner as would permit any other party to cancel or terminate any such Cyclacel Material Contract, or would permit any other party to seek damages which, individually or in the aggregate, have resulted in or would reasonably be expected to result in a Cyclacel Material Adverse Effect. Each Cyclacel Material Contract is valid, binding, enforceable against Cyclacel, and to the Knowledge of Seller, each other party thereto and is in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.10 Liabilities. Cyclacel has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with UK GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) liabilities identified as such in the “liabilities” column of the Cyclacel Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by Cyclacel since the date of the Cyclacel Unaudited Interim Balance Sheet in the ordinary course of business consistent with past practices; and (c) liabilities that are not, individually or in the aggregate, material to Cyclacel either in amount or in consequence.

2.11 Compliance; Permits; Restrictions.

(a) Cyclacel is not in conflict with, or in default or violation of, and neither Seller nor Cyclacel has received any written notice of violations with respect to (i) any material Legal Requirement applicable to Cyclacel or by which its business or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Cyclacel is a party or by which Cyclacel or its business or property is bound or affected. No material investigation or review by any Governmental Body or authority is pending or, to the Knowledge of Seller, threatened against Cyclacel, nor has any Governmental Body or authority indicated to Cyclacel an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Cyclacel which has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of Cyclacel, any acquisition of material property by Cyclacel or the conduct of business by Cyclacel as currently conducted or presently proposed to be conducted in all material respects. The corporate reorganization and share exchange conducted pursuant to the Reorganization and Share Exchange Agreement dated June 30, 2004 (the “Reorganization”) and the Share Buy Back Agreement dated June 30, 2004 (the “Share Agreement”) complied in all material respects with all applicable Legal Requirements.

(b) Cyclacel holds all Governmental Authorizations that are material to the operation of its business, taken as a whole (collectively, the “Cyclacel Permits”). Cyclacel is in compliance in all material respects with the terms of the Cyclacel Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Seller, threatened, which seeks to revoke or materially limit any Cyclacel Permit. The rights and benefits of each material Cyclacel Permit will be available to Xcyte immediately after the Closing on terms identical in all material respects to those enjoyed by Cyclacel as of the date of this Agreement and immediately prior to the Closing.

(c) Neither Cyclacel nor any of its Representatives nor, to the Knowledge of Seller, any of its licensees or assigns of Cyclacel IP Rights has received any written notice that the Food and Drug Administration (“FDA”), the European Medicines Evaluation Agency (“EMEA”) or any other similar Governmental Body has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application (or foreign counterpart thereto) sponsored by Cyclacel or otherwise restrict the preclinical research on or clinical study of any Cyclacel Pharmaceutical Product or any biological or drug product being developed by any licensee or assignee of Cyclacel IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the manufacture of any Cyclacel Pharmaceutical Product.

(d) Each of Seller and Cyclacel has delivered to Xcyte copies of any and all written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA and EMEA, that indicate or suggest lack of compliance with the regulatory requirements of the FDA or EMEA. Cyclacel has made available to Xcyte for review all correspondence to or from the FDA and EMEA, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA and EMEA, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA and EMEA, or prepared by the FDA or EMEA or which bear in any way on Cyclacel’s compliance with regulatory requirements of the FDA or EMEA, or on the likelihood of timing of approval of any Cyclacel Pharmaceutical Products.

(e) To the Knowledge of Seller, there are no proceedings pending with respect to a violation by Cyclacel of the Federal Food, Drug, and Cosmetic Act (“FDCA”), FDA regulations adopted thereunder, the Controlled Substance Act or any other similar legislation or regulation promulgated by any other United States Governmental Body.

(f) To the knowledge of Cyclacel, Cyclacel has not made any false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or Foreign Regulatory Authorities or in or from any other records and documentation prepared or maintained to comply with the requirements of the FDA or Foreign Regulatory Authorities relating to any Cyclacel Pharmaceutical Product that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Neither Cyclacel, nor to the knowledge of Cyclacel any officer, key employee or agent of Cyclacel has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. Section 335a or any similar state law or regulation.

(h) The clinical, preclinical, safety and other studies or tests conducted by or on behalf of or sponsored, by Cyclacel or in which Cyclacel’s Products or Product candidates under development have participated, were and, if still pending, are being conducted in material compliance with standard medical and scientific procedures. Cyclacel has operated within, and currently is in material compliance with, all applicable rules, regulations and policies of the FDA and Foreign Regulatory Authorities for such studies. Cyclacel has not received any notices or other correspondence from the FDA or Foreign Regulatory Authority requiring the termination, suspension, or modifications of any clinical, preclinical, safety or other studies or tests.

2.12 Tax Matters.

(a) Each of Seller and Cyclacel has filed all material Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. All Taxes due and owing by Seller and Cyclacel (whether or not shown on any Tax Return) have been paid or adequately provided for. Neither Seller nor Cyclacel is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Seller or Cyclacel does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Seller or Cyclacel.

(b) Cyclacel has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) Neither Seller nor Cyclacel has received from any Governmental Body any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) material notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Body against Cyclacel.

(d) Neither Seller nor Cyclacel has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Cyclacel has not filed a consent under section 341(f) of the Code concerning collapsible corporations. Cyclacel is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law). Cyclacel has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. Cyclacel is not a party to or bound by any Tax allocation or sharing agreement. Cyclacel has (A) not been a member of an affiliated group (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Cyclacel) or (B) no Liability for the Taxes of any Person (other than Cyclacel) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Cyclacel (i) did not, as of the date of the Cyclacel Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Cyclacel Unaudited Interim Balance Sheet, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Cyclacel in filing its Tax Returns.

2.13 Employee and Labor Matters; Benefit Plans.

(a) Section 2.13(a) of the Seller Disclosure Schedule accurately sets forth, with respect to the nine most highly compensated employees of the Cyclacel:

(i) the name of such employee;

(ii) such employee’s title; and

(iii) such employee’s annualized compensation as of the date of this Agreement.

(b) Cyclacel has made available to Xcyte accurate and complete copies of all material employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Cyclacel Associates to the extent currently effective and material.

(c) To the Knowledge of Seller, no officer of Cyclacel intends to terminate his employment with Cyclacel, nor has any such employee threatened or expressed any intention to do so.

(d) Cyclacel is not a party to, nor bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Seller, seeking to represent any employees of Cyclacel.

(e) There are no, nor, to the Knowledge of Seller, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Cyclacel or any of its employees. No event has occurred, and, to the Knowledge of Seller, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(f) There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Seller, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Cyclacel Associate, including charges of unfair labor practices or discrimination complaints, except for routine claims and disputes in the ordinary course of business.

(g) Section 2.13(g) of the Seller Disclosure Schedule lists all material written and describes all non-written employee benefit plans (as defined in section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Cyclacel (or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Cyclacel within the meaning of section 414 of the Code (an “ERISA Affiliate”)), or which may result in a material liability for Cyclacel (collectively, the “Cyclacel Employee Plans”).

(h) With respect to each Cyclacel Employee Plan, Cyclacel has delivered to Xcyte a true and complete copy of such Cyclacel Employee Plan.

2.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, Cyclacel: (i) is and has been in compliance with, and has not been and is not in violation of or subject to any liability under, any applicable Environmental Requirements (as defined in Section 2.14(e)); and (ii) possesses all Environmental Authorizations (as defined in Section 2.14(e)) required to conduct its business as currently conducted, and is and has been in compliance with the terms and conditions thereof.

(b) Except as, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Cyclacel Material Adverse Effect, Cyclacel is not conducting or required to conduct, and has not undertaken or completed, any action to (i) investigate, clean up, remove, treat or handle in any other way Materials of Environmental Concern (as defined in Section 2.14(e)); (ii) restore or reclaim the environment or natural resources; (iii) prevent the Release or threatened Release of Materials of Environmental Concern; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring relating to any presence, Release, or threatened Release, of Materials of Environmental Concern or otherwise relating to Environmental Requirements at any property that is leased to, controlled by or used by Cyclacel or at any other site or location, or otherwise in connection with the current or past operations of Cyclacel.

(c) There are no underground storage tanks in which Materials of Environmental Concern are being treated, stored or disposed of on any property that is or was leased to, controlled by or used by Cyclacel. There is no friable asbestos-containing material that requires abatement or encapsulation pursuant to any applicable Environmental Requirement at any property that is or was leased to, controlled by or used by Cyclacel.

(d) To the Knowledge of Seller, there are no facts, circumstances or conditions which could reasonably be expected to form the basis for a Legal Proceeding against or affecting Cyclacel under any Environmental Requirement which have resulted in or would reasonably be expected to result in a Cyclacel Material Adverse Effect.

(e) For purposes of this Agreement: (i) “Environmental Requirement” means any federal, state, local or foreign Legal Requirement, order, writ, injunction, directive, authorization, judgment, decree, or other governmental restriction and requirement, whether judicial or administrative, relating to pollution or protection of human health and safety, natural resources or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, Releases or threatened Releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Environmental Authorization” means any Governmental Authorization required under applicable Environmental Requirements; (iii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, asbestos-containing materials, urea formaldehyde foam insulation, petroleum and petroleum products and any other substance that is now or hereafter regulated under any Environmental Requirement or that is otherwise capable of causing damage harm or disruption to health, reproduction or the environment; and (iv) “Release” means any spilling, migrating, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment or within any building, structure, facility or fixture, whether intentional or unintentional.

2.15 Insurance. Cyclacel has delivered to Xcyte accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Cyclacel. Each of such insurance policies is in full force and effect and Cyclacel are in compliance with the terms thereof. Since January 1, 2004, Cyclacel has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Cyclacel. All information provided to insurance carriers (in applications and otherwise) on behalf of Cyclacel is accurate and complete in all material respects. Cyclacel has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Cyclacel, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Cyclacel of its intent to do so.

2.16 Affiliates. Section 2.16 of the Seller Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Cyclacel as of the date of this Agreement. Since January 1, 2005, there have been no transactions, and there are no agreements, commitments, or obligations currently in effect, between Cyclacel and any Person who is an affiliate of Cyclacel.

2.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Seller, no Person has threatened to commence any Legal Proceeding: (i) that involves Cyclacel, any Cyclacel Associates (in his or her capacity as such) or any of the material assets owned or used by Cyclacel; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Stock Purchase or the Liquidation. To the Knowledge of Seller, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Cyclacel, or any of the assets owned or used by Cyclacel, is subject. To the Knowledge of Seller, no officer or other key employee of Cyclacel is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Cyclacel. To the Knowledge of Seller, no Governmental Body has at any time challenged or questioned the legal right of Cyclacel to manufacture, offer, or sell any of its products or conduct its operations as presently conducted or previously conducted.

2.18 Authority; Binding Nature of Agreement. Seller has the right, power and authority to enter into and to perform its obligations under this Agreement and to consummate the Stock Purchase and the Liquidation. The board of directors of Seller (at a meeting duly called and held) has unanimously: (a) determined that this Agreement and the Stock Purchase and the Liquidation are advisable and fair to and in the best interests of Seller and its stockholders; (b) authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement; (c) recommended the approval of the Stock Purchase and the Liquidation by Seller’s stockholders and directed that such matters be submitted for consideration by Seller’s stockholders at the Seller Stockholders’ Meeting (as defined in Section 5.2). This Agreement has been duly executed and delivered by Seller and assuming the due authorization, execution and delivery by Xcyte, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. To the Knowledge of Seller, (i) the Seller

Stockholder Voting Agreements (A) have been duly executed and delivered by the stockholders of Seller that are party thereto, (B) constitute the legal, valid and binding obligations of such stockholders, enforceable against such stockholders in accordance with their terms and (ii) the stockholders of Seller that are party to the Seller Stockholder Voting Agreements hold a sufficient number of shares required to approve the Stock Purchase.

2.19 Vote Required. The vote of (a) 51% of Seller’s outstanding capital stock plus 51% of Seller’s preferred stock voting as a separate class for the Stock Purchase and (b) 75% of Seller’s outstanding capital stock plus 75% of Seller’s preferred stock voting as a separate class for the Liquidation (the “Required Seller Stockholder Votes”) are the only votes of the holders of any class or series of Seller’s share capital necessary to adopt or approve this Agreement and approve the Stock Purchase and the Liquidation. No further vote, authorization or approval of the shareholders or board of directors of Seller (and no vote, authorization or approval of the shareholders or board of directors of Cyclacel) is required to approve, authorize or make effective the Stock Purchase or the Liquidation (other than the registration of Xcyte as the registered owner of the Cyclacel Shares).

2.20 Non-Contravention; Consents. Neither (x) the execution, delivery or performance of this Agreement by Seller, nor (y) the consummation of the Stock Purchase or the Liquidation, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation or memorandum and articles of association of Seller or Cyclacel, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Seller or Cyclacel;

(b) subject to compliance with the HSR Act (if applicable) and any applicable foreign antitrust Legal Requirement, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Stock Purchase or the Liquidation s or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Cyclacel, or any of Cyclacel’s material assets or any other material assets used by Cyclacel, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by Cyclacel or that is otherwise material to the business of Cyclacel or to any of Cyclacel’s material assets or properties or any other material assets used by Cyclacel;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Cyclacel Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Cyclacel Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Cyclacel Contract; (iii) accelerate the maturity or performance of any Cyclacel Contract; or (iv) cancel, terminate or modify any term of any Cyclacel Contract, except, in each case, (A) as relates to any Cyclacel Contract that is a Cyclacel Material Contract, any non-material breach, default, penalty or modification and, (B) as relates to all other Cyclacel Contracts, any breach, default, penalty or modification as, individually or in the aggregate, would not reasonably be expected to result in a Cyclacel Material Adverse Effect;

(e) result in the imposition or creation of any material Encumbrance upon or with respect to any of Cyclacel’s material properties or assets or any other material assets used by Cyclacel; or

(f) result in, or increase the likelihood of, the transfer of any material asset owned or used by Cyclacel to any Person.

Except (i) for any Consent set forth on Section 2.20 of the Seller Disclosure Schedule under any Cyclacel Contract, (ii) such filings under the HSR Act (if applicable) any applicable foreign antitrust Legal Requirement and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Seller nor Cyclacel was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Stock Purchase or the Liquidation.

2.21 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Stock Purchase or the Liquidation based upon arrangements made by or on behalf of Seller.

Section 3. REPRESENTATIONS AND WARRANTIES OF XCYTE

Xcyte represents and warrants to Seller as follows, except as set forth in the written disclosure schedule delivered by Xcyte to Seller (the “Xcyte Disclosure Schedule”). The Xcyte Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Section 3. The disclosures in any section of the Xcyte Disclosure Schedule shall qualify other sections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections. The inclusion of any information in the Xcyte Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms of this Agreement to be disclosed, is material, has resulted in or would result in a Xcyte Material Adverse Effect, or is within or outside the ordinary course of business.

3.1 Subsidiaries; Due Organization; Etc.

(a) Xcyte has no Subsidiaries. Xcyte does not own any capital stock of, or any equity interest of any nature in, any other Entity. Xcyte has neither agreed nor is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Xcyte has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Xcyte is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in all material respects in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in all material respects in the manner in which its assets are currently owned, leased and used; and (iii) to perform in all material respects its obligations under all Contracts by which it is bound.

(c) Xcyte is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than such failures to be so qualified as, individually or in the aggregate, has not resulted in and would not be reasonably expected to result in a Xcyte Material Adverse Effect.

(d) Xcyte has made available to counsel for Seller copies of its minute books and those of its Subsidiaries, which such minute books (a) are the only minute books of Xcyte and its Subsidiaries, and (b) accurately reflect all meetings of directors (or committees thereof) and stockholders or actions by written consent of the board of directors or stockholders of Xcyte and its Subsidiaries.

3.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Xcyte has delivered to Seller accurate and complete copies of its certificate of incorporation and bylaws, including all amendments thereto. Section 3.2 of the Xcyte Disclosure Schedule lists, and Xcyte has delivered to Seller, accurate and complete copies of: (a) the charters of all committees of Xcyte’s board of directors; and (b) any code of conduct or similar policy adopted by Xcyte or by the board of directors, or any committee of the board of directors, of Xcyte. Each such document is in full force and effect. Xcyte is not in violation of any of the provisions of its certificate of incorporation or bylaws.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Xcyte consists of: (i) 100,000,000 shares of Xcyte Common Stock, par value $0.001 per share, of which 19,672,393 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 5,000,000 shares of Xcyte Preferred Stock, $0.001 par value per share, of which 2,046,813 shares have been issued and are outstanding as of the date of this Agreement. Xcyte does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Xcyte Common Stock and Xcyte Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Xcyte Common Stock or Xcyte Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Xcyte Common Stock or Xcyte Preferred Stock is subject to any right of first refusal in favor of Xcyte. Except as contemplated herein, there is no Xcyte Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Xcyte Common Stock or Xcyte Preferred Stock. Xcyte is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Xcyte Common Stock, Xcyte Preferred Stock or other securities. There are no repurchase rights held by Xcyte with respect to shares of Xcyte Common Stock (including shares issued pursuant to the exercise of stock options) and Xcyte Preferred Stock. Other than as will result from the Charter Amendments, the Stock Purchase will not result in any adjustments to the conversion price of the Xcyte Preferred Stock, which will remain at $2.35 per share of Xcyte Common Stock (pursuant to which each share of Xcyte Preferred Stock may be converted into 4.2553 shares of Xcyte Common Stock).

(b) Except for the Amended and Restated 1996 Stock Option Plan (the “1996 Plan”), the 2003 Stock Option Plan (the “2003 Plan”), the Amended and Restated 2003 Directors’ Stock Option Plan (the “2003 Directors’ Plan”), and the 2003 Employee Stock Purchase Plan (the “2003 Employee Plan” and together with the 1996 Plan, the 2003 Plan and the 2003 Director’s Plan, the “Xcyte Equity Plans”) Xcyte does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the date of this Agreement: under the 1996 Plan (i) 430,010 shares of Xcyte Common Stock are subject to issuance pursuant to stock options granted and outstanding, (ii) 523,781 shares of Xcyte Common Stock are reserved for future issuance pursuant to stock options not yet granted under the 1996 Plan. Under the 2003 Plan, (i) 409,299 shares of Xcyte Common Stock are subject to issuance pursuant to stock options granted and outstanding, (ii) 936,154 shares of Xcyte Common Stock are reserved for future issuance pursuant to stock options not yet granted under the 2003 Plan. Under the 2003 Directors’ Plan, (i) 95,000 shares of Xcyte Common Stock are subject to issuance pursuant to stock options granted and outstanding; (ii) 345,909 shares of Xcyte Common Stock are reserved for future issuance pursuant to stock options not yet granted under the 2003 Directors’ Plan. Under the 2003 Employee Plan, 151,031 shares of Xcyte Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the 2003 Employee Plan. There are 11,244 shares of Xcyte Common Stock reserved for future issuance pursuant to warrants to purchase Xcyte Common Stock (“Xcyte Warrants”). Options to purchase shares of Xcyte Common Stock are referred to in this Agreement as “Xcyte Options.” Section 3.3(b) of the Xcyte Disclosure Schedule sets forth the following information with respect to each Xcyte Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Xcyte Common Stock subject to such Xcyte Option; (C) the exercise price of such Xcyte Option; (D) the date on which such Xcyte Option was granted; (E) the applicable vesting schedule, and the extent to which such Xcyte Option is vested and exercisable as of the date of this Agreement; (F) the date on which such Xcyte Option expires; (G) whether such Xcyte Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (H) the period of continued exercisability of each vested Xcyte Option following termination of employment. Xcyte has delivered to Seller accurate and complete copies of all stock option plans pursuant to which Xcyte has ever granted stock options, and the forms of all stock option agreements evidencing such options, copies of resolutions of the board of directors approving option grants and copies of stockholder resolutions approving all stock option plans pursuant to which Xcyte has ever granted stock options. Xcyte has delivered to Seller accurate and complete copies of all Xcyte Warrants.

(c) Except for the outstanding Xcyte Warrants, Xcyte Options and Xcyte Preferred Stock, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Xcyte; (ii) outstanding security, instrument or obligation (written or oral) that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Xcyte; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Xcyte is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Xcyte. There are not outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Xcyte.

(d) All outstanding shares of Xcyte Common Stock, Xcyte Preferred Stock, options, warrants and other securities of Xcyte have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in any applicable Xcyte Contract.

3.4 SEC Filings; Financial Statements.

(a) Xcyte has delivered to Seller accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Xcyte with the SEC since October 10, 2003 (the “Xcyte SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. None of Xcyte’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Xcyte SEC Documents were prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the rules and regulations thereunder; and (ii) none of the Xcyte SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Xcyte SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements.

(b) Xcyte maintains disclosure controls and procedures that are designed to satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Xcyte is made known on a timely basis to the individuals responsible for the preparation of Xcyte’s filings with the SEC and other public disclosure documents. Section 3.4(b) of the Xcyte Disclosure Schedule lists, and Xcyte has delivered to Seller accurate and complete copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. Xcyte is in compliance with the applicable listing and other rules and regulations of the NASDAQ National Market and has not since October 10, 2003 received any notice from the NASDAQ National Market asserting any non-compliance with such rules and regulations.

(c) The financial statements (including any related notes) contained or incorporated by reference in the Xcyte SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount); and (iii) fairly present the consolidated financial position of Xcyte and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Xcyte and its consolidated subsidiaries for the periods covered thereby.

(d) Xcyte maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.4(d) of the Xcyte Disclosure Schedule lists, and Xcyte has delivered to Seller accurate and complete copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls. Xcyte maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes.

(e) Section 3.4(e) of the Xcyte Disclosure Schedule lists, and Xcyte has delivered to Seller accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Xcyte since January 1, 2004.

3.5 Absence of Changes. Since the date of the Xcyte Unaudited Interim Balance Sheet:

(a) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Xcyte (whether or not covered by insurance);

(b) Xcyte has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, except for the Xcyte Quarterly Dividend Payment; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(c) Xcyte has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Xcyte Common Stock issued upon the valid exercise of outstanding Xcyte Options or Xcyte Common Stock issued upon the conversion of outstanding shares of Xcyte Preferred Stock); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Xcyte Options identified in Section 3.3(b) of the Xcyte Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(d) Xcyte has not amended or waived any of its rights under, or permitted the acceleration of vesting under any provision of: (i) any of Xcyte’s stock option plans; (ii) any Xcyte Option or any Contract evidencing or relating to any Xcyte Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(e) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Xcyte, and Xcyte has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) Xcyte has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(g) Xcyte has not: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness for borrowed money; or (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; or (iv) guaranteed any debt securities of others; or (v) created any security interest in its assets or properties; or (vi) made any capital expenditure or commitment in excess or $250,000.

(h) Xcyte has not: (i) adopted, established or entered into any Xcyte Employee Plan; (ii) caused or permitted any Xcyte Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or other employees;

(i) Xcyte has not changed any of its methods of accounting or accounting practices;

(j) Xcyte has not made any material Tax election;

(k) Xcyte has not commenced or settled any Legal Proceeding, nor has it received any notice or threat of any Legal Proceeding;

(l) Xcyte has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices;

(m) Xcyte has not revalued any of its assets, sold, leased, licensed nor otherwise disposed of any of its assets or properties, nor has any security interest been created in such assets or properties, except in the ordinary course of business consistent with past practices;

(n) there has been no amendment or termination of any material Contract to which Xcyte is a party or by which it is bound, other than the expiration of any such Contract in accordance with its terms as the result of the passage of time which would not result in a Xcyte Material Adverse Effect;

(o) Xcyte has not received notice of any claim or potential claim of ownership by a third party of the Xcyte IP Rights or of infringement by Xcyte of any third party’s Intellectual Property;

(p) there has been no change in pricing or royalties set or charged by Xcyte to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to Xcyte;

(q) there has been no event or condition of any character that has resulted in or would reasonably be expected to result in a Xcyte Material Adverse Effect;

(r) Xcyte has not waived or released any of its rights or claims, including any write-off or other compromise of any account receivable in excess of $50,000 individually or $100,000 in the aggregate; and

(s) Xcyte has not negotiated, agreed or committed to take any of the actions referred to in clauses “(b)” through “(r)” above (other than negotiations between the Parties to enter into this Agreement).

3.6 Title to Assets. Xcyte owns, and has, and immediately following the Closing will own and have, good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Xcyte Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Xcyte Unaudited Interim Balance Sheet); and (b) all other assets reflected in the books and records of Xcyte as being owned by Xcyte. All of said assets are owned by Xcyte free and clear of any Encumbrances, except for: (i) any lien for current taxes not yet due and payable; (ii) liens that do not materially detract from the value of the assets subject thereto or materially impair the operations of Xcyte; and (iii) liens described in Section 3.6 of the Xcyte Disclosure Schedule.

3.7 Real Property; Leasehold. Xcyte does not own real property, nor has it ever owned any real property. Schedule 3.7(a) of the Seller Disclosure Schedule sets forth a list of all real property currently leased by Xcyte. All such current leases are in full force and effect, are valid and effective against Xcyte, and, to the Knowledge of Seller, each other party thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by Xcyte (or event which with notice or lapse of time, or both, would constitute a default).

3.8 Intellectual Property.

(a) The practice of (i) the business, products and activities of Xcyte, as conducted prior to the date of this Agreement, and (ii) the use of the Xcyte IP Rights prior to the date of this Agreement, did not infringe upon, interfere with, misappropriate, or otherwise breach the rights of any third party. As pertains to the business of Xcyte and against them or any employees thereof: (i) there are no patent infringement or other intellectual property suits on the date of this Agreement; (ii) there have been no such suits in the preceding five (5) years, and (iii) there have been no asserted patent infringement or other intellectual property claims.

(b) Other than pursuant to the agreements that are contemplated to be transferred pursuant to the IP Sale Agreement, Cyclacel is not obliged to make material payments to any of its employees or any other parties, e.g. a third party inventor, with regard to the Xcyte IP Rights.

(c) Other than pursuant to the agreements that are contemplated to be transferred pursuant to the IP Sale Agreement, Xcyte is not obligated to pay a royalty, grant a license or provide other consideration to any Person in connection with the Xcyte IP Rights.

(d) Prior to the date of this Agreement neither the manufacture, marketing, license, use, sale or offer for sale of any product or technology currently licensed or sold or under development by Xcyte violated any license or agreement between Xcyte and any third party or infringed or is in conflict with any intellectual property right of any other party, including those which are the subject of any patent application known to Xcyte.

(e) Xcyte has not received any notice asserting, nor has Knowledge of any claim or allegation, that any Xcyte IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.

3.9 Agreements, Contracts and Commitments. Except as filed with the SEC or contemplated to be transferred pursuant to the IP Sale Agreement, Xcyte is not a party to or bound by:

(a) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements (including any agreements that contain severance pay);

(b) any employment, severance, change of control or consulting agreement, contract or commitment with any employee or individual consultant or salesperson or any consulting or sales agreement, contract or commitment under which any firm or other organization provides services to Xcyte, not terminable by Xcyte on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Xcyte’s ability to terminate employees at will;

(c) any agreement or plan, including any stock option plan, stock appreciation right plan, stock purchase plan or other equity-based plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Stock Purchase or the value of any of the benefits of which will be calculated on the basis of the Stock Purchase;

(d) any agreement of indemnification or guaranty other than indemnification agreements between Xcyte and any of its officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Xcyte to engage in any line of business or compete with any person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $100,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000;

(i) any joint marketing or development agreement;

(j) (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any dealer, distributor, joint marketing, alliance, joint venture, shareholder, cooperation, development or other agreement currently in force under which Xcyte has continuing material obligations to jointly market any product, technology or service, or any agreement pursuant to which Xcyte has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Xcyte; (iii) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Xcyte product, service or technology or any material agreement, contract or commitment currently in force to sell or distribute any Xcyte products or service except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Xcyte; or (iv) licenses or other agreements, including amendments to such licenses, for patents, trademarks, trade secrets, domain names or other intellectual property rights, except, in each case, for any agreement with respect to which Xcyte does not have any payment obligations other than immaterial payment obligations;

(k) any other agreement, contract or commitment (i) which involve payment or receipt by Xcyte under any such agreement, contract or commitment of $100,000 or more in the aggregate or (ii) that are material to the business operations of Xcyte;

(l) any collective bargaining agreements;

(m) any purchase order or contract for the purchase of raw materials involving $250,000 or more;

(n) any construction contract; or

(o) any fidelity or surety bond or completion bond.

Xcyte has not, nor to Xcyte’s Knowledge has any other party to an Xcyte Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Xcyte is a party or by which it is bound of the type described in clauses (a) through (o) above (any such agreement, contract or commitment, an “Xcyte Material Contract”) in such manner as would permit any other party to cancel or terminate any such Xcyte Material Contract, or would permit any other party to seek damages which has resulted in or would reasonably be expected to result in an Xcyte Material Adverse Effect. As to Xcyte, each Xcyte Material Contract is valid, binding and enforceable against Xcyte, and to the Knowledge of Xcyte, each other party thereto and is in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.10 Liabilities. Xcyte has no Liability, individually or in the aggregate, except for: (a) liabilities identified as such in the “liabilities” column of the Xcyte Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by Xcyte since the date of the Xcyte Unaudited Interim Balance Sheet in the ordinary course of business, which are not in excess of $100,000 in the aggregate; and (c) liabilities described in Section 3.10 of the Xcyte Disclosure Schedule.

3.11 Compliance; Permits; Restrictions.

(a) Xcyte is not in conflict with, or in default or violation of and has not received any written notice of violations with respect to (i) any Legal Requirement applicable to Xcyte or by which its business or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Xcyte is a party or by which its property is bound or affected. No investigation or review by any Governmental Body or authority is pending or, to the Knowledge of Xcyte, threatened against Xcyte, nor has any Governmental Body or authority indicated to Xcyte an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Xcyte which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Xcyte, any acquisition of property by Xcyte or the conduct of business by Xcyte as currently conducted or presently proposed to be conducted.

(b) Xcyte holds all Governmental Authorizations which are material to the operation of the business of Xcyte (collectively, the “Xcyte Permits”). Xcyte is in compliance with the terms of the Xcyte Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Xcyte, threatened, which seeks to revoke or limit any Xcyte Permit. The rights and benefits of each material Xcyte Permit will be available to Xcyte immediately after the Closing on terms substantially identical to those enjoyed by Xcyte immediately prior to the Closing.

3.12 Environmental Matters.

(a) Xcyte: (i) is and has been in material compliance with, and has not been and is not in violation of or subject to any liability under, any applicable Environmental Requirements; and (ii) possesses all Environmental Authorizations required to conduct its business as currently conducted, and is and has been in compliance with the terms and conditions thereof.

(b) Xcyte is not conducting or required to conduct, and has not undertaken or completed, any action to (i) investigate, clean up, remove, treat or handle in any other way Materials of Environmental Concern; (ii) restore or reclaim the environment or natural resources; (iii) prevent the Release or threatened Release of Materials of Environmental Concern; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring relating to any presence, Release, or threatened Release, of Materials of Environmental Concern or otherwise relating to Environmental Requirements at any property that is leased to, controlled by or used by Xcyte or at any other site or location or operation, or otherwise in connection with the current or past operations of Xcyte.

(c) There are no underground storage tanks in which Materials of Environmental Concern are being treated, stored or disposed of on any property that is or was leased to, controlled by or used by Xcyte. There is no friable asbestos-containing material that requires abatement or encapsulation pursuant to any applicable Environmental Requirement at any property that is or was leased to, controlled by or used by Xcyte.

(d) To the knowledge of Xcyte, there are no facts, circumstances or conditions which could reasonably be expected to form the basis for a Legal Proceeding or notice of violation against or affecting Xcyte which could reasonably be expected to result in any liability to Xcyte under any Environmental Requirement.

3.13 Tax Matters.

(a) Xcyte has filed all material Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. All Taxes due and owing by Xcyte (whether or not shown on any Tax Return) have been paid or adequately provided for. Xcyte is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Xcyte does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Xcyte.

(b) Xcyte has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) Xcyte has not received from any Governmental Body any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Body against Xcyte.

(d) Xcyte has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Xcyte has not filed a consent under section 341(f) of the Code concerning collapsible corporations. Xcyte is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law). Xcyte has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. Xcyte is not a party to or bound by any Tax allocation or sharing agreement.

Xcyte has (A) not been a member of an affiliated group (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Xcyte) or (B) no Liability for the Taxes of any Person (other than Xcyte) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Xcyte (i) did not, as of the date of the Xcyte Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Xcyte Unaudited Interim Balance Sheet, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Xcyte in filing its Tax Returns.

(g) To the Knowledge of Xcyte, Each Xcyte Employee Plan or other arrangement subject to Section 409A of the Code is in compliance with the requirements of such section.

3.14 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of Xcyte’s current employees is terminable by Xcyte at will without any severance liability and upon no more than 30 days’ notice (other than as required by applicable law).

(b) There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Xcyte, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leaves of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Xcyte Associate, including charges of unfair labor practices or discrimination complaints, except for routine claims and disputes in the ordinary course of business.

(c) There are no outstanding liabilities with respect to any current or former employees (or their eligible dependents or beneficiaries) including any severance obligations, other than liabilities with respect to current payroll periods or obligations that arise under applicable laws.

(d) Xcyte has complied with all requirements or obligations imposed by the Worker Adjustment and Retraining Notification Act, as amended or any similar federal or state statute, with respect to any reduction in force it may have implemented, including by providing timely notice to employees of Xcyte or any of its Subsidiaries affected by such reduction in force.

(e) Each Xcyte Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code, which are applicable to such Xcyte Employee Plans.

(f) Neither Xcyte nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any current or contingent liability under, (i) any plan subject to Title IV of ERISA; (ii) any “multiemployer plan” as defined in Section 3(37) of ERISA; or (iii) any health or life insurance plan or arrangement providing benefits beyond termination of employment except as mandated by the law known as “COBRA” or similar state or local law.

(g) There are no unfunded liabilities with respect to any of the Xcyte Employee Plans which is not an insured benefit plan and all of the Xcyte Employee Plans may be amended, terminated or otherwise discontinued without any liability (other than ordinary administrative costs).

(h) Section 3.14(h) of the Xcyte Disclosure Schedule lists all material written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Xcyte (or any ERISA Affiliate of Xcyte), or which may result in a material liability for Xcyte (collectively, the “Xcyte Employee Plans”).

3.15 Insurance.

(a) Xcyte has delivered to Seller accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Xcyte. Each of such insurance policies is in full force and effect and Xcyte is in compliance with the terms thereof. Since January 1, 2004, Xcyte has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. All information provided to insurance carriers (in applications and otherwise) on behalf of Xcyte is accurate and complete in all material respects. Xcyte has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Xcyte, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Xcyte of its intent to do so.

(b) Xcyte has made available to Cyclacel accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Xcyte as of the date of this Agreement (the “Existing D&O Policies”). Section 3.15(b) of the Xcyte Disclosure Schedule accurately sets forth the most recent annual premiums paid by Xcyte with respect to the Existing D&O Policies.

3.16 Transactions with Affiliates. Except as set forth in the Xcyte SEC Documents filed prior to the date of this Agreement, since the date of Xcyte’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Xcyte pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Xcyte, no Person has threatened to commence any Legal Proceeding: (i) that involves Xcyte, any Xcyte Associate (in his or her capacity as such) or any of the material assets owned or used by Xcyte; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Stock Purchase or the Charter Amendments. To the Knowledge of Xcyte, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Xcyte, or any of the assets owned or used by Xcyte, is subject. To the Knowledge of Xcyte, no officer or other employee of Xcyte is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Xcyte. No Governmental Body has at any time challenged or questioned the legal right of Xcyte to manufacture, offer, or sell any of its products or conduct its operations as presently conducted or previously conducted.

3.18 Authority; Binding Nature of Agreement. Xcyte has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Stock Purchase and the Charter Amendments. The board of directors of Xcyte (at a meeting duly called and held) has unanimously: (a) determined that this Agreement and the Stock Purchase are advisable and fair to and in the best interests of Xcyte and its stockholders and approved the Charter Amendments; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement; (c) recommended the holders of Xcyte Common Stock approve the issuance of Xcyte Common Stock in the Stock Purchase, the Charter Amendments and directed that such matters be submitted for consideration by Xcyte’s stockholders at the Xcyte Stockholders’ Meeting (as defined in Section 5.3); and (d) to the extent necessary, adopted a resolution having the effect of causing Xcyte not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Stock Purchase. This Agreement has been duly executed and delivered by Xcyte, and assuming the due authorization, execution and delivery by Seller, constitutes the legal, valid and binding obligation of Xcyte, enforceable against Xcyte in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. To the Knowledge of Xcyte, the Xcyte Stockholder Voting Agreements have been duly executed and delivered by the stockholders of Xcyte that are party thereto and constitute the legal, valid and binding obligations of such stockholders, enforceable against such stockholders in accordance with their terms.

3.19 Inapplicability of Anti-takeover Statutes. The board of directors of Xcyte has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Stock Purchase. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Stock Purchase, this Agreement, the Xcyte Stockholder Voting Agreements or the Stock Purchase.

3.20 Vote Required. The affirmative vote of the holders of a majority of the shares of Xcyte Common Stock entitled to vote, present in person or proxy, (the “Required Xcyte Stockholder Vote”) is the only vote of the holders of any class or series of Xcyte’s capital stock necessary to approve the issuance of Xcyte Common Stock in the Stock Purchase or to approve the Charter Amendments and the Equity Incentive Plan.

3.21 Non-Contravention; Consents. Neither (x) the execution, delivery or performance of this Agreement, by Xcyte nor (y) the consummation of the Stock Purchase or the Charter Amendments, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Xcyte, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Xcyte;

(b) subject to compliance with the HSR Act (if applicable) and any applicable foreign antitrust Legal Requirement, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Stock Purchase or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Xcyte, or any of the assets owned or used by Xcyte, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Xcyte or that otherwise relates to the business of Xcyte or to any of the assets owned or used by Xcyte;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Xcyte Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Xcyte Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Xcyte Contract; (iii) accelerate the maturity or performance of any Xcyte Contract; or (iv) cancel, terminate or modify any term of any Xcyte Contract; except, in each case, (A) as relates to any Xcyte Contract that is a Xcyte Material Contract, any non-material breach, default, penalty or modification and, (B) as relates to all other Xcyte Contracts, any breach, default, penalty or modification that has not resulted in and would not reasonably be expected to result in a Xcyte Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Xcyte (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Xcyte); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Xcyte to any Person.

Except (i) for any Consent set forth on Section 3.21 of the Xcyte Disclosure Schedule under any Xcyte contract, (ii) the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, (iii) such filings under the HSR Act (if applicable), any applicable foreign antitrust Legal Requirement, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Xcyte was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Stock Purchase and the Charter Amendments.

3.22 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Stock Purchase based upon arrangements made by or on behalf of Xcyte, except for SG Cowen & Co., fees payable to which shall not exceed $1,250,000.

3.23 Valid Issuance. The Xcyte Common Stock to be issued in the Stock Purchase will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which will continue in full force following the date of this Agreement in accordance with its terms, during the period commencing on the date of this Agreement and ending at the Closing (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries that such other party may reasonably request in connection with this Agreement and the consummation of the Transactions; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request in connection with this Agreement and the consummation of the Transactions; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly provide the other Party with copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within fifteen days after the end of such calendar month;

(ii) all material operating and financial reports prepared by such Party for its senior management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Xcyte Material Contract or Cyclacel Material Contract, as applicable, or sent to a Party by any party to any Xcyte Material Contract or Cyclacel Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Xcyte Material Contract or Cyclacel Material Contract, as applicable, and that is of the type sent in the ordinary course of business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Body applicable to such party requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information.

4.2 Operation of Xcyte’s Business.

(a) During the Pre-Closing Period: (i) Xcyte shall conduct its business and operations: (A) in the ordinary course of business and in accordance with past practices (other than taking such actions as may be necessary or advisable in connection with the consummation of the Transactions); and (B) in compliance with all applicable Legal Requirements and the requirements of all Xcyte Material Contracts; (ii) Xcyte shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Xcyte; and (iii) Xcyte shall promptly notify Seller of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Xcyte that is commenced, or, to the Knowledge of Xcyte, threatened against, Xcyte.

(b) Except as set forth in Section 4.2 of the Xcyte Disclosure Schedule or as may be necessary or advisable in connection with the consummation of the Transactions, during the Pre-Closing Period, Xcyte shall not, without the prior written consent of Seller:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for the Xcyte Quarterly Dividend Payment;

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security, or (D) reserve for issuance any additional grants, and or shares under any Xcyte Equity Plan, except that Xcyte may issue shares of Xcyte Common Stock upon the valid exercise of Xcyte Options, Xcyte Warrants the conversion of Xcyte Preferred Stock, in each case outstanding as of the date of this Agreement;

(iii) amend or waive any of its rights under, or permit the acceleration of the vesting under, any provision of: (A) any of Xcyte’s stock option plans; (B) any Xcyte Option or Xcyte Warrants or any agreement evidencing or relating to any outstanding stock option or warrant; (C) any restricted stock purchase agreement; or (D) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(iv) other than as contemplated by the Charter Amendments, amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or otherwise acquire or agree to acquire any assets other than non-material assets;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into any material partnership arrangements, joint development agreements or strategic alliances;

(vi) make any (A) capital expenditure not set forth in Section 4.2(b)(vi) of the Xcyte Disclosure Schedule or (B) any other expenditures other than expenditures made in the ordinary course of business consistent with past practice;

(vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material Contract, or amend or terminate, or waive or exercise any material right or remedy or assign any material rights or material claims under, any material Contract;

(viii) acquire, lease or license any right or other asset from any other Person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other Person, or waive or relinquish any material right;

(ix) other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(x) make any pledge of any of its assets or permit any of its assets to become subject to any Encumbrances, except for Encumbrances with respect to immaterial assets made in the ordinary course of business consistent with past practice;

(xi) lend money to any Person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Xcyte;

(xii) establish, adopt, enter into or amend any Xcyte Employee Plan or any employee stock purchase or employee stock option plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of its directors or any of its officers or other employees except as required by law;

(xiii) make any grant of material rights to any third party;

(xiv) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Xcyte IP Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person any future patent rights, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices;

(xv) enter into, or materially modify, any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third Persons of Xcyte’s products or products licensed by Xcyte;

(xvi) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non-material amounts in the ordinary course of business;

(xvii) change any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any respect;

(xviii) make any Tax election or adopt or change any accounting methods, principles or practices;

(xix) commence or settle any Legal Proceeding;

(xx) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

(xxi) agree or commit to take any of the actions described in clauses “(i)” through “(xx)” of this Section 4.2(b).

(c) During the Pre-Closing Period, Xcyte shall promptly notify Seller in writing, by delivering an updated Xcyte Disclosure Schedule, of: (i) the discovery by Xcyte of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Xcyte in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Xcyte in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Xcyte; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely or that has resulted in or would reasonably be expected to result in a Xcyte Material Adverse Effect. Without limiting the generality of the foregoing, Xcyte shall promptly advise Seller in writing of any Legal Proceeding or claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Xcyte or (to the Knowledge of Xcyte) any director or officer of Xcyte. No notification given to Seller pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Xcyte contained in this Agreement.

4.3 Operation of Cyclacel’s Business.

(a) During the Pre-Closing Period Seller shall cause: (i) Cyclacel to conduct its business and operations: (A) in the ordinary course of business and in accordance with past practices, (other than taking such actions as may be necessary or advisable in connection with the consummation of the Transactions); and (B) in compliance with all applicable Legal Requirements and the requirements of all Cyclacel Material Contracts; (ii) Cyclacel to use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Cyclacel; and (iii) Cyclacel to promptly notify Xcyte of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Cyclacel that is commenced, or, to the Knowledge of Seller, threatened against, Cyclacel.

(b) Except as set forth in Section 4.3 of the Seller Disclosure Schedule or as may be necessary or advisable in connection with the consummation of the Transactions, during the Pre-Closing Period, Seller shall not (with respect to the business or operations of Cyclacel), and Seller shall cause Cyclacel not to, without the prior written consent of Xcyte:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other security, or repurchase, redeem or otherwise reacquire any share capital, interests or other securities;

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any share capital or other security; (B) any option, call, warrant or right to acquire any share capital or other security; or (C) any instrument convertible into or exchangeable for any share capital or other security;

(iii) amend or waive any of its rights under, or permitted the acceleration of vesting under any provision of: (A) any restricted stock purchase agreement; or (B) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(iv) amend or permit the adoption of any amendment to its certificate of incorporation or memorandum and articles of association, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Cyclacel;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into any material partnership arrangements, joint development agreements or strategic alliances;

(vi) make any material capital expenditure;

(vii) acquire, lease or license any right or other asset from any other Person or sell encumber, convey, assign, or otherwise dispose of or transfer of, or lease or license or sublicense, any right or other asset or interest therein to any other Person (except in each case for assets (that are not material individually or in the aggregate) acquired, leased, licensed or disposed of by Cyclacel in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

(viii) other than in the ordinary course of business consistent with past practice, write-off as uncollectible, or establish any extraordinary reserve with respect to any material receivable or other indebtedness;

(ix) make any pledge of any of its assets or permit any of its assets to become subject to any Encumbrances, except for pledges of or Encumbrances with respect to immaterial assets made in the ordinary course of business consistent with past practices;

(x) lend money to any Person, or incur or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Cyclacel;

(xi) other than in the ordinary course of business consistent with past practices, establish, adopt, enter into or amend any Cyclacel Employee Plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any of its directors or any of its officers or other employees except as required by law;

(xii) make any grant of exclusive rights to any third party;

(xiii) make any material Tax election or adopt or change any accounting methods, principles or practices;

(xiv) commence or settle any material Legal Proceeding;

(xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xvi) commence or settle any Legal Proceeding, other than in the ordinary course of business consistent with past practices;

(xvii) agree or commit to take any of the actions described in clauses “(i)” through “(xvi)” of this Section 4.3(b).

(c) During the Pre-Closing Period, Seller shall promptly notify Xcyte in writing, by delivery of an updated Seller Disclosure Schedule, of: (i) the discovery by Seller or Cyclacel of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Seller in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Seller in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Seller; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely or that has resulted in or would reasonably be expected to result in a Cyclacel Material Adverse Effect. Without limiting the generality of the foregoing, Seller shall promptly advise Xcyte in writing of any Legal Proceeding or claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Seller or Cyclacel or (to the Knowledge of Seller) any director or officer of Seller or Cyclacel. No notification given to Xcyte pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Seller or Cyclacel contained in this Agreement.

(d) During the Pre-Closing Period, Seller will not, and will not agree or commit to, sell, transfer, dispose of or otherwise Encumber any of the Cyclacel Shares.

4.4 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.4(a), prior to the applicable Required Stockholder Approval, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a Superior Offer that is submitted to such Party by such Person (and not withdrawn) if: (A) such Party shall not have breached this Section 4.4; (B) the board of directors of such Party concludes in good faith based on such matters that it deems relevant following consultation with such Party’s outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors of such Party under applicable Legal Requirements; (C) at least one Business Day prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) contemporaneously with the furnishing of any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party).

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party fully informed on a current basis with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

(d) Each Party shall not release or permit the release of any Person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement entered into prior to the date of this Agreement to which such Party is a party or under which such Party has any rights, and shall enforce or cause to be enforced each such agreement to the extent requested by the other Party. Each Party shall promptly request each Person that has executed a confidentiality or similar agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return to such Party all confidential information heretofore furnished to such Person by or on behalf of such Party.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus and Xcyte shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration

Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC and other applicable Legal Requirements, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to Xcyte’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Seller or Cyclacel occurs, or if Seller becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus, then Seller shall promptly inform Xcyte thereof and shall cooperate with Xcyte in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Seller.

(b) Each of the Parties shall use commercially reasonable efforts to ensure that the Form S-4 Registration Statement will not at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Xcyte, with respect to the Proxy Statement/Prospectus to be sent to the Xcyte stockholders in connection with the Xcyte Stockholder Meeting shall take commercially reasonable efforts to ensure that on the date that such Proxy Statement/Prospectus is first mailed to Xcyte’s stockholders, that it shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for such Xcyte’s stockholders’ meeting which has become false or misleading. Prior to the time that Xcyte mails the Proxy Statement/Prospectus to the Xcyte stockholders, Seller will provide Xcyte a list of all of its stockholders, setting forth such stockholders name and address, for the purpose of Xcyte distributing to such stockholders the Proxy Statement/Prospectus. If at any time before the Closing, any event relating to Seller or Cyclacel, on the one hand, or Xcyte, on the other hand, or any of their affiliates, officers or directors should be discovered by Seller or Cyclacel, on the one hand, or Xcyte, on the other hand, which should be set forth in an amendment to the Form S-4 Registration Statement or a supplement to the Proxy Statement/Prospectus, then Seller or Xcyte, respectively, shall promptly inform the other Party. Notwithstanding the foregoing, neither Party is making any covenant with respect to any information supplied by the other Party that is contained in any of the foregoing documents.

(c) Xcyte shall use commercially reasonable efforts to maintain the listing of the Xcyte Common Stock on the NASDAQ Stock Market and to obtain the authorization for quotation of the Xcyte Common Stock to be issued in the Stock Purchase thereon, subject to official notice of issuance.

(d) Prior to the Closing, Xcyte shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Xcyte Common Stock to be issued in the Stock Purchase will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States that Seller may reasonably request; provided, however, that Xcyte shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2 Seller Stockholders’ Meeting.

(a) Seller shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold an extraordinary general meeting or meetings of the holders of Seller’s outstanding share capital to vote on the approval of the Stock Purchase and the Liquidation (the “Seller Stockholders’ Meeting”). Seller agrees that such notice shall include resolutions in respect of the following matters: (i) that Seller be placed into a members’ voluntary liquidation; (ii) that a liquidator be appointed to distribute Seller’s assets (including the shares of Xcyte Common Stock issued in the Stock Purchase) to its members; and (iii) that any amendments to Seller’s articles of association required to be made to allow for the Liquidation and Stock Purchase to proceed be approved, (collectively, the “Resolutions”). The Seller Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act.

(b) Seller agrees that, subject to Section 5.2(c): (i) Seller’s board of directors shall recommend that holders of Seller’s outstanding share capital vote to approve the Stock Purchase and the Liquidation by the Required Seller Stockholder Votes (such approvals, the “Seller Required Stockholder Approvals”) and shall use commercially reasonable efforts to solicit such approvals; (ii) the Seller EGM Notice shall include a statement to the effect that the board of directors of Seller recommends that holders of Seller’s outstanding share capital vote in favor of the Seller Required Stockholder Approvals (such recommendation of Seller’s board of directors being referred to as the “Seller Board Recommendation”); (iii) the Seller Board Recommendation shall not be withdrawn or modified in a manner adverse to Xcyte, and no resolution by the board of directors of Seller or any committee thereof to withdraw or modify the Seller Board Recommendation in a manner adverse to Xcyte shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the receipt of the approval of the Stock Purchase by Seller’s shareholders, Seller’s board of directors may withhold, amend, withdraw or modify the Seller Board Recommendation in a manner adverse to Xcyte if, but only if Seller’s board of directors determined in good faith, after consultation with Seller’s outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements.”

(d) Seller’s obligation to call, give notice of and hold the Seller Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Seller Board Recommendation.

(e) Seller shall take commercially reasonable efforts to ensure that, on the date the materials to be sent to Seller’s stockholders in connection with the Seller Stockholder Meeting (including Seller EGM Notice) are first mailed to Seller’s stockholders, that such materials shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for such stockholders’ meeting which has become false or misleading. If any event relating to Seller or Cyclacel occurs, or if Seller becomes aware of any information, that should be disclosed in an amendment or supplement to the materials sent to the Seller’s stockholders in connection with the Seller Stockholder Meeting, then Seller shall promptly inform Xcyte thereof and shall promptly mail such amendment or supplement to the stockholders of Seller.

5.3 Xcyte Stockholders’ Meeting.

(a) Xcyte shall take all action necessary under applicable legal requirements to call, give notice of and hold a meeting of the holders of Xcyte Common Stock to vote on the issuance of Xcyte Common Stock in the Stock Purchase and approval of the Charter Amendments and the Equity Incentive Plan (the “Xcyte Stockholders’ Meeting”). The Xcyte Stockholders’ Meeting will be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Xcyte shall ensure that all proxies solicited in connection with the Xcyte Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.3(c): (i) Xcyte’s board of directors shall recommend that the holders of Xcyte Common Stock vote to approve the issuance of Xcyte Common Stock in the Stock Purchase, the Charter Amendments and the Equity Incentive Plan by the Xcyte Required Stockholder Vote (the “Xcyte Required Stockholder Approvals”) and shall use commercially reasonable efforts to solicit such approvals, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Xcyte recommends that Xcyte’s stockholders vote in favor of the Xcyte Required Stockholder Approvals (the recommendation of Xcyte’s board of directors that Xcyte’s stockholders vote in favor of the Xcyte Required Stockholder Approvals being referred to as the “Xcyte Board Recommendation”); and (iii) the Xcyte Board Recommendation shall not be withdrawn or modified in a manner adverse to Seller, and no resolution by the board of directors of Xcyte or any committee thereof to withdraw or modify the Xcyte Board Recommendation in a manner adverse to Seller shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the receipt of the Xcyte Required Stockholder Approvals, Xcyte’s board of directors may withhold, amend, withdraw or modify the Xcyte Board Recommendation in a manner adverse to Seller if, but only if Xcyte’s board of directors determines in good faith, after consultation with Xcyte’s outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements.

(d) Xcyte’s obligation to call, give notice of and hold the Xcyte Stockholders’ Meeting shall not be limited or otherwise affected by any withdrawal or modification of the Xcyte Board Recommendation.

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file (a) the notification and report any forms required to be filed under the HSR Act (if so required) and (b) any notification or other document required to be filed in connection with the Transactions under any applicable foreign Legal Requirement relating to antitrust or competition matters. Seller and Xcyte shall as promptly as practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5 Equity Incentive Plans; Equity Grants.

(a) As soon as reasonably practicable following the date of this Agreement, the Xcyte board of directors (or an appropriate committee thereof) shall (i) adopt and approve an equity incentive plan to provide for the grant of equity incentive awards to officers, employees, directors and consultants of Xcyte following the Closing in such form as the Parties may reasonably agree (the “Equity Incentive Plan”) and (ii) reserve an aggregate amount of Xcyte Common Stock for sale and issuance pursuant to the Equity Incentive Plan equal to the product of (A) 10% multiplied by (B) the sum of (x) the number of shares of Xcyte Common Stock issued and outstanding immediately prior to the Stock Purchase, plus (y) the number of Xcyte Common Stock expected to be issued pursuant to the Stock Purchase. The Equity Incentive Plan shall be submitted to the stockholders of Xcyte for their approval at the Xcyte Stockholders Meeting in accordance with Section 5.3.

(b) Prior to Closing, the shares reserved for issuance under the Xcyte Equity Plans that have not been issued pursuant to option grants or equity awards may, at Xcyte’s discretion, be rolled-into or transferred to the Equity Incentive Plan or returned to the capital stock of Xcyte. Any shares that are rolled-into or transferred to the Equity Incentive Plan shall be included in (and shall not be in addition to) the number of shares to be reserved under the Equity Incentive Plan pursuant to Section 5.5(a).

(c) During the one year following the Closing, Xcyte will not grant equity awards to the individuals set forth on Section 5.15 of the Seller Disclosure Letter without the unanimous consent of Xcyte’s board of directors. The Parties agree that the Equity Incentive Plan will include a provision providing for the equity award grant restrictions set forth in the previous sentence.

5.6 Employee Benefits. Following the Closing, Xcyte will make the payments contemplated by the agreements set forth on Schedule 3.14(a) and (c) of the Xcyte Disclosure Schedule, to the extent such payments have not been made at or prior to the Closing.

5.7 Indemnification of Officers and Directors.

(a) All rights to indemnification by Xcyte existing in favor of each individual who is an officer or director of Xcyte as of the date of this Agreement (each such individual, an “Indemnified Person”) for his acts and omissions as a director or officer of Xcyte occurring prior to the Closing, as provided in Xcyte’s articles of incorporation and bylaws (as in effect as of the date of this Agreement) and as provided in any indemnification agreement between Xcyte and such Indemnified Person (as in effect as of the date of this Agreement) in the form disclosed by Xcyte to Seller prior to the date of this Agreement, shall survive the Closing and shall continue in full force and effect (to the fullest extent such rights to indemnification are available under and are consistent with applicable law) for a period of six years from the date of the Closing.

(b) Prior to the Closing, Xcyte shall be permitted to obtain directors’ and officers’ runoff program liability insurance coverage for a period of three years following the Closing for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of Xcyte occurring prior to the Closing (the “Run-Off Coverage”); provided, however, that in no event will the prorated yearly fee attributable to the Run-Off Coverage cost in excess of an amount equal to one hundred fifty percent (150%) of the annual premium currently paid by Xcyte under its Existing D&O Policies. In the event that Xcyte has not obtained the Run-Off Coverage prior to the Closing, from the Closing until the third anniversary of the date of the Closing, Xcyte shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of Xcyte occurring prior to the Closing, directors’ and officers’ liability insurance coverage substantially similar to the Existing D&O Policies; provided, that in no event will Xcyte be required to expend, with respect to any year, in excess of an amount equal to the greater of one hundred fifty percent (150%) of the annual premium currently paid by Xcyte pursuant to the Existing D&O Policies (and to the extent the amount it would be required to expend would exceed one hundred fifty percent (150%) of the annual premium currently paid by Xcyte for the Existing D&O Policies, Xcyte shall use commercially reasonable efforts to maintain the maximum amount of coverage as is available for such one hundred fifty percent (150%) of such annual premium).

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate and make effective the Transactions and to vest Xcyte with full right, title, interest and possession of and to all of the Cyclacel Shares. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transaction; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions; and (iv) shall use all commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Transactions. Each Party shall provide to the other Party a copy of each proposed filing with or other submission to any Governmental Body relating to the Transactions, and shall give the other Party a reasonable time prior to making such filing or other submission in which to review and comment on such proposed filing or other submission. Each Party shall promptly deliver to the other Party a copy of each such filing or other submission made, each notice given and each Consent obtained by such Party during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any intellectual property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree could materially adversely affect such Party.

5.9 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, after consultation with outside legal counsel, that such disclosure is required by applicable Legal Requirements and before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.

5.10 Affiliate Agreements. Seller shall use commercially reasonable efforts to cause each Person identified in Section 2.16 of the Seller Disclosure Schedule and each other Person who is or becomes (or may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Seller to execute and deliver to Xcyte, prior to the date of the mailing of the Seller EGM Notice, an Affiliate Agreement in the form of Exhibit E. Seller shall not register, or allow its transfer agent to register, on its books any transfer of any shares of its share capital owned by any “affiliate” of Seller who has not provided a signed Affiliate Agreement in accordance with this Section 5.10.

5.11 Officers and Directors. The board of directors of Xcyte shall take all actions necessary at or immediately following the Closing to (a) appoint those individuals set forth on Section 5.11 of the Seller Disclosure Schedule to hold the titles set forth opposite the names of such individually and (b) cause the board of directors of Xcyte to be comprised of seven directors, of whom five shall be determined by Seller, one shall be determined by Xcyte and one shall be mutually agreed upon by Seller and Xcyte. Xcyte shall obtain and deliver to Seller at or prior to the Closing the resignation of each officer and director of Xcyte who is not continuing as an officer or director of Xcyte following the Closing.

5.12 Outstanding Shares.

(a) Prior to the Closing, Seller shall have delivered to Xcyte a spreadsheet setting forth the total number of Cyclacel Shares outstanding immediately prior to the Closing (the “Cyclacel Shares Spreadsheet”).

(b) Prior to the Closing, Xcyte shall have delivered to Seller a spreadsheet setting forth the total number of shares of Xcyte Common Stock and the total number of shares of Xcyte Common Stock issuable upon the exercise of Xcyte Options and Xcyte Warrants and upon conversion of the Xcyte Preferred Stock in each case outstanding immediately prior to the Closing (the “Xcyte Shares Spreadsheet”).

5.13 Delivery of Financial Statements; Other Actions.

(a) Seller shall cause Cyclacel to use reasonable best efforts to prepare and deliver to Xcyte, as promptly as practicable (but in any event no event later than thirty calendar days) following the date of this Agreement, true and complete copies of (i) Cyclacel’s audited balance sheets at December 31, 2004 and 2003 and the consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2004, 2003 and 2002, and (ii) Cyclacel’s unaudited balance sheet at September 30, 2005 and the related unaudited statements of income, cash flow and shareholders’ equity for the nine-month period then ended.

(b) From time to time following the date of this Agreement, Seller shall cause Cyclacel to use commercially reasonable efforts to prepare and deliver to Xcyte true and complete copies of Cyclacel’s balance sheets and consolidated statements of income, cash flow and shareholders’ equity, for such periods and in an audited or unaudited form, in each case, as may be required for inclusion of such financial statements (or portions thereof) in the Form S-4 Registration Statement.

(c) When delivered, the financial statements described in Sections 5.13(a) and (b) in each case: (i) will have been prepared in accordance with US GAAP (except that unaudited financial statements may not have notes thereto and other presentation items that may be required by US GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis throughout the periods indicated and (ii) will fairly present in all material respects the financial condition and operating results of Seller as of the dates and for the periods indicated therein.

(d) Prior to Closing, Seller shall cause Cyclacel (i) to file the necessary written resolutions of the holders of all issued ordinary shares and preferred D shares with the Companies House effectuating the share exchange contemplated by the Reorganization and the Share Agreement and (ii) to terminate the Subscription and Shareholders Agreement dated November 19, 2003.

5.14 Scottish Note. Seller has entered into a letter agreement, dated December 15, 2005, with Scottish Enterprises in the form set forth in Section 5.13 of the Seller Disclosure Schedule (the “Letter Agreement”). Seller agrees that it will enforce the terms of the Letter Agreement to the fullest extent permitted by law, including the obligation of Scottish Enterprises to vote all shares in Seller held by Scottish Enterprise in favor of the Transactions.

5.15 Executive Shares. Seller will settle its obligations under Seller’s Senior Executive Incentive Plan, as well as all other obligations of Seller with respect to equity incentive compensation in Seller held by the individuals set forth on Section 5.15 of the Seller Disclosure Schedule, through the issuance, prior to the Closing, of an aggregate of 1,750,000 preferred D shares of Seller and 1,290,000 ordinary shares of Seller.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of any of the Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the any of the Transactions illegal.

6.3 Stockholder Approval. (a) The Xcyte Required Stockholder Approval shall have been obtained and (b) the Stock Purchase shall have been approved by 51% of Seller’s outstanding capital stock plus 51% of Seller’s preferred stock voting as a separate class.

6.4 Regulatory Matters. Any waiting period applicable to the consummation of the Transaction under the HSR Act or any material applicable foreign antitrust requirements reasonably determined to apply prior to the Closing to the Transactions shall have expired or been terminated.

6.5 No Governmental Proceedings Relating to Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of any of the Transactions; (b) that would materially and adversely affect the right or ability of Seller or Xcyte to own the assets or operate the business of Xcyte or Cyclacel; or (c) seeking to compel Seller, Cyclacel or Xcyte to dispose of or hold separate any material assets as a result of the Transactions.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF XCYTE

The obligations of Xcyte to effect the Transactions are subject to the satisfaction or the written waiver by Xcyte, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of Seller contained in this Agreement (other than those contained in Sections 2.1(b), 2.3(a) and 2.18) shall have been true and correct on and as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Cyclacel Material Adverse Effect, or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Cyclacel Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Seller Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). The representations and warranties of Seller contained in Sections 2.1(b), 2.3(a), and 2.18 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date.

7.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Seller is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Seller in all material respects.

7.3 Agreements and Other Documents. Xcyte shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) Affiliate Agreements in the form of Exhibit F, executed by each Person who could reasonably be deemed to be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Seller; and

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Cyclacel confirming that the conditions set forth in Sections 7.1, 7.2, and 7.4 have been duly satisfied.

(c) to the extent applicable, certificates of good standing of Cyclacel in its jurisdictions of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of the boards of directors of Seller authorizing the execution of this Agreement and the consummation of the Stock Purchase and the Charter Amendments to be performed by Seller hereunder.

7.4 No Cyclacel Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Cyclacel Material Adverse Effect, and since the date of this Agreement no event shall have occurred and no circumstance shall have come into existence that, in combination with any other events or circumstances, would reasonably be expected to result in a Cyclacel Material Adverse Effect.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller to effect the Transactions are subject to the satisfaction or the written waiver by Seller, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Xcyte contained in this Agreement (other than those contained in Sections 3.1(b), 3.3(a) and 3.18) shall have been true and correct on and as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Xcyte Material Adverse Effect, or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Xcyte Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Xcyte Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). The representations and warranties of Xcyte contained in Sections 3.1(b), 3.3(a) and 3.18 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in the case that such failure to be true and correct is the result of Section 3.3(a) containing the incorrect number of outstanding shares of Xcyte common stock and the correct number is used in the calculations set forth in Section 1.1.

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Xcyte is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 IP Sale. The sale of Xcyte’s Intellectual Property contemplated by the agreement set forth in Section 8.3 of the Xcyte Disclosure Schedule shall either have been completed in accordance with the terms thereof or all conditions to such completion shall have been satisfied or irrevocably waived.

8.4 Documents. Cyclacel shall have received the following documents:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Xcyte confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5 and 8.6;

(b) to the extent applicable, certificates of good standing of Xcyte in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Stock Purchase and the Liquidation to be performed by Xcyte hereunder.

(c) written resignations in forms satisfactory to Seller, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Xcyte who are not to continue as officers or directors of Xcyte pursuant to Section 5.11.

8.5 No Xcyte Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Xcyte Material Adverse Effect, and since the date of this Agreement, no event shall have occurred or and no circumstance shall have come into existence that, in combination with any other events or circumstances, would reasonably be expected to result in an Xcyte Material Adverse Effect.

8.6 Cash Balances. Immediately prior to the Closing, Xcyte shall hold an amount of Cash equal to or greater than $18 million; provided, however, that if (a) the Closing occurs after March 31, 2006 and on or before April 30, 2006, this condition shall be satisfied if immediately prior to the Closing, Xcyte holds an amount of Cash equal to or greater than $17.5 million and (b) if the Closing occurs after April 30, 2006, this condition shall be satisfied if immediately prior to the Closing, Xcyte holds an amount of Cash equal to or greater than of $17 million.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Closing (whether before or after receipt of either or both Required Stockholder Approvals):

(a) by mutual written consent of the Parties duly authorized by the board of directors of each of Xcyte and Seller;

(b) by either Xcyte or Seller if the Closing shall not have been occurred on or before May 31, 2006 (the “End Date”); provided, however; that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Xcyte or Seller if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions;

“(d) by either Xcyte or Seller if (i) the Seller Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed, and (ii) the approval of the Stock Purchase by Seller’s shareholders shall not have been received at the Seller Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof); provided, however, that (A) the right to terminate this Agreement under this Section 9.1(d) shall not be available to Seller where the failure to obtain the approval of the Stock Purchase by the Seller’s shareholders shall have been caused by the action or failure to act of Seller and such action or failure to act constitutes a material breach by Seller of this Agreement;”

(e) by either Xcyte or Seller if (i) the Xcyte Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed, and (ii) the Xcyte Required Stockholder Approval shall not have been received at the Xcyte Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof); provided, however, that (A) the right to terminate this Agreement under this Section 9.1(e) shall not be available to Xcyte where the failure to obtain the Required Xcyte Stockholder Approval shall have been caused by the action or failure to act of Xcyte and such action or failure to act constitutes a material breach by Xcyte of this Agreement;

(f) by Seller, (i) upon a breach of any representation, warranty, covenant or agreement on the part of Xcyte set forth in this Agreement, or if any representation or warranty of Xcyte shall have become inaccurate, in either case such that any condition set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in Xcyte’s representations and warranties or breach by Xcyte is curable by Xcyte, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a fifteen (15) day period commencing upon delivery of written notice from Seller to Xcyte of such breach or inaccuracy and (B) Xcyte ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy if such breach by Xcyte is cured prior to such termination becoming effective) or (ii) if the condition set forth in Section 8.6 shall have become incapable of being satisfied prior to the End Date; or

(g) by Xcyte, (i) upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become inaccurate, in either case such that any condition set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a fifteen (15) day period commencing upon delivery of written notice from Xcyte to Seller of such breach or inaccuracy and (B) Seller ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Seller is cured prior to such termination becoming effective) or (ii) if the condition set forth in Section 7.5 shall have become incapable of being satisfied prior to the End Date.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3 all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the

Closing occurs; provided, however, that Xcyte shall pay all fees and expenses incurred by it in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Proxy Statement/Prospectus and any amendments or supplements thereto.

(b) If (i) this Agreement is terminated by Xcyte or Seller pursuant to Section 9.1(e) and at any time before the Xcyte Stockholders’ Meeting an Acquisition Proposal with respect to Xcyte shall have been publicly announced, disclosed or otherwise communicated to Xcyte’s board of directors and (ii) within six months following such termination, Xcyte enters into a definitive agreement with respect to such Acquisition Transaction, Xcyte shall pay to Seller, a nonrefundable fee in an amount equal to $100,000. Such fee shall be paid within five Business Days after the execution of such definitive agreement.

(c) If (i) this Agreement is terminated by Xcyte or Seller pursuant to Section 9.1(d) and at any time before the Seller Stockholders’ Meeting an Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to Seller’s board of directors and (ii) within six months following such termination, Seller enters into a definitive agreement with respect to such Acquisition Transaction, Seller shall pay to Xcyte, a nonrefundable fee in an amount equal to $100,000. Such fee shall be paid within five Business Days after the execution of such definitive agreement.

(d) If either Party fails to pay when due any amount payable by such Party under Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Seller and Xcyte contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall terminate as of the Closing, and only the covenants that by their terms survive the Closing and this Section 10 shall survive the Closing.

10.2 Amendment. This Agreement may be amended with the approval of the board of directors of each of Seller and Xcyte at any time (whether before or after receipt of either Required Stockholder Approval); provided, however, that after receipt of either Required Stockholder Approval, no amendment shall be made that by law requires further approval of the stockholders that have granted such Required Stockholder Approval without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Seller and Xcyte.

10.3 Waiver.

(a) No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver by such Party of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy by such Party.

(b) Neither Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement; provided, however, that Sections 1, 2, 3, 5, 6, 7, 13 and 14 of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by both Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and wholly performed within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between the Parties arising out of or relating to this Agreement: (a) each Party irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, neither Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each Party irrevocably waives the right to trial by jury.

10.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations under this Agreement may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the Parties; and (b) the Indemnified Persons to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7 Notices. Any notice or other communication required or permitted to be delivered to either Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Party):

if to Xcyte:

Xcyte Therapies, Inc.

1124 Columbia Street, Suite 130

Telephone: 206-262-6200

Fax: 206-262-0900

Attention: Robert L. Kirkman

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue

Suite 5100

Seattle, WA 98104

Telephone: (206) 883-2500

Fax: (206) 883-2699

Attention: Patrick J. Schultheis, Esq.

                 Burke Norton, Esq.

if to Seller:

Cyclacel Group plc

6-8 Underwood Street

London

N1 7JQ

Telephone: +44 1382 206 062

Fax: +44 1382 206 067

Attention: Chief Executive Officer

with a copy to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York

Telephone: (212) 610-6300

Fax: (212) 610-6399

Attention: Daniel P. Cunningham, Esq.

10.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

XCYTE THERAPIES, INC.

By:	/s/ ROBERT L. KIRKMAN
Name:	Robert L. Kirkman
Title:	Acting Chief Executive Officer

CYCLACEL GROUP PLC

By:	/s/ SPIRO ROMBOTIS
Name:	Spiro Rombotis
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Accounts Date. “Accounts Date” means December 31, 2004.

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Cyclacel, on the one hand, or Xcyte, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Cyclacel, on the one hand or Xcyte, on the other hand to the other Party) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, that the conversion of any shares of Xcyte Preferred Stock into shares of Xcyte Common Stock shall not in any event be deemed to be an Acquisition Transaction;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for: (i) 15% or more of the consolidated net revenues of a Party and its Subsidiaries, taken as a whole, consolidated net income of a Party and its Subsidiaries, taken as a whole, or consolidated book value of the assets of a Party and its Subsidiaries, taken as a whole; or (ii) 15% or more of the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; provided; however, that the transactions contemplated by the IP Sale Agreement shall not in any event be deemed an Acquisition Transaction; or

(c) any liquidation or dissolution of a Party.

Agreement. “Agreement” shall mean this Stock Purchase Agreement.

Business Day. “Business Day” shall mean any day other than a day on which banks in both the State of New York and in London, England are authorized or obligated to be closed.

Cash. “Cash” shall have the meaning set forth in Section 1.1.

Cash Amount. “Cash Amount” shall have the meaning set forth in Section 1.1.

Certificate of Amendment. “Certificate of Amendment” shall have the meaning set forth in Section 1.4.

Certifications. “Certifications” shall have the meaning set forth in Section 3.4(a).

Charter Amendments. “Charter Amendments” shall have the meaning set forth in Section 1.3.

Closing. “Closing” shall have the meaning set forth in Section 1.4.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.4.

Closing Share Number. “Closing Share Number” (i) if the Stock Purchase occurs prior to the effective time of the Charter Amendment, shall mean a number equal to 50,000 and (ii) if the Stock Purchase occurs after the effective time of the Charter Amendment, shall mean a number equal to 5,000.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Companies Act. “Companies Act” means the Companies Act of 1985 (as amended).

Confidentiality Agreement. “Confidentiality Agreement” shall mean the Confidentiality Agreement dated October 11, 2005 between Seller and Xcyte.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Consideration Multiple. “Consideration Multiple” shall have the meaning set forth in Section 1.1.

Contract. “Contract” shall, with respect to any Person, mean any written, oral or other legally binding agreement, contract, subcontract, lease (whether real or personal property), mortgage, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

Cyclacel. “Cyclacel” shall have the meaning set forth in the Recitals to this Agreement.

Cyclacel Affiliate. “Cyclacel Affiliate” shall mean any Person under common control with Cyclacel within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Cyclacel Associate. “Cyclacel Associate” shall mean any current or former employee, independent contractor, officer or director of Cyclacel or any Cyclacel Affiliate.

Cyclacel Contract. “Cyclacel Contract” shall mean any Contract: (a) to which Cyclacel is a Party; (b) by which Cyclacel or any Cyclacel IP Rights or any other asset of Cyclacel is or may become bound or under which Cyclacel has, or may become subject to, any obligation; or (c) under which Cyclacel has or may acquire any right or interest.

Cyclacel Employee Plans. “Cyclacel Employee Plans” shall have the meaning set forth in Section 2.13(g).

Cyclacel Financials. “Cyclacel Financials” shall have the meaning set forth in Section 2.4(a).

Cyclacel IP Rights. “Cyclacel IP Rights” shall mean all Intellectual Property owned, licensed, controlled, necessary or used in Cyclacel’s business as presently conducted and as proposed to be conducted.

Cyclacel IP Rights Agreement. “Cyclacel IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Cyclacel IP Rights.

Cyclacel Material Adverse Effect. “Cyclacel Material Adverse Effect” shall mean any effect, change, event, circumstance or development (any such item, an “Effect”) that, considered together with all Effects that had occurred prior to the date of determination of the occurrence of the Cyclacel Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, assets, liabilities, capitalization, financial condition or prospects of Cyclacel; or (b) the ability of Seller to consummate the Stock Purchase or the Liquidation or to perform any of its covenants or obligations under the Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Cyclacel Material Adverse Effect on any entity: any Effect resulting from (i) general economic conditions or conditions generally affecting the industry in which Cyclacel operates, except in either case to the extent Cyclacel is materially disproportionately adversely affected thereby relative to other similarly situated businesses, (ii) the announcement of the execution of this Agreement or the consummation of the Transactions, or (iii) any adverse Effect resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

Cyclacel Material Contract. “Cyclacel Material Contract” shall have the meaning set forth in Section 2.9.

Cyclacel Permits. “Cyclacel Permits” shall have the meaning set forth in Section 2.11(b).

Cyclacel Pharmaceutical Products. “Cyclacel Pharmaceutical Products” shall mean all biological and drug products being manufactured, distributed or developed by or on behalf of Cyclacel.

Cyclacel Shares. “Cyclacel Shares” shall mean all of the issued and to be issued shares in the capital of Cyclacel and all interests and securities in Cyclacel.

Cyclacel Shares Spreadsheet. “Cyclacel Shares Spreadsheet” shall have the meaning set forth in Section 5.12(a).

Cyclacel Unaudited Interim Balance Sheet. “Cyclacel Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Cyclacel and its consolidated subsidiaries as of September 30, 2005, provided to Xcyte prior to the date of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

EMEA. “EMEA” shall have the meaning set forth in Section 2.11(c).

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Authorization. “Environmental Authorization” shall have the meaning set forth in Section 2.14(e).

Environmental Requirement. “Environmental Requirement” shall have the meaning set forth in Section 2.14(e).

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall have the meaning set forth in Section 2.13(g).

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Existing D&O Policies. “Existing D&O Policies” shall have the meaning set forth in Section 3.15(b).

FDA. “FDA” shall have the meaning set forth in Section 2.11(c).

FDCA. “FDCA” shall have the meaning set forth in Section 2.11(e).

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Xcyte in connection with issuance of Xcyte Common Stock in the Stock Purchase, as said registration statement may be amended prior to the time it is declared effective by the SEC.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the NASDAQ Stock Market and the National Association of Securities Dealers).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

IP Sale Agreement. “IP Sale Agreement” shall have the meaning set forth in Section 8.3 of the Xcyte Disclosure Schedule.

Indemnified Person. “Indemnified Person” shall have the meaning set forth in Section 5.7(a).

Intellectual Property. “Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Knowledge. “Knowledge” shall mean, with respect to a Party, with respect to any matter in question, the actual knowledge of the executive officers of such party after reasonable inquiry. References to the “Knowledge” of Seller shall include, with respect to any matter in question, the actual knowledge of the executive officers of Seller and the executive officers of Cyclacel, in each case, after reasonable inquiry.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel to which such action may appropriately be submitted.

Legal Requirement. “Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the National Association of Securities Dealers).

Liability. “Liability” shall have the meaning set forth in Section 2.10.

Liquidation. “Liquidation” shall have the meaning set forth in the Recitals to this Agreement.

Materials of Environmental Concern. “Materials of Environmental Concern” shall have the meaning set forth in Section 2.14(e).

NASDAQ Stock Market. “NASDAQ Stock Market” shall mean either the NASDAQ National Market or the NASDAQ Capital Market.

Party. “Party” or “Parties” shall mean Seller and Xcyte.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1.

Proxy Statement/Prospectus. “Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent Xcyte’s stockholders in connection with the Xcyte Stockholders’ Meeting, a form of which will be included in the Form S-4 Registration Statement.

Release. “Release” shall have the meaning set forth in Section 2.14(e).

Reorganization. “Reorganization” shall have the meaning set forth in Section 2.11(a).

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Required Seller Stockholder Votes. “Required Seller Stockholder Votes” shall have the meaning set forth in Section 2.19.

Required Stockholder Approvals. “Required Stockholder Approvals” shall mean the Required Seller Stockholder Votes and the Required Xcyte Stockholder Vote.

Required Xcyte Stockholder Vote. “Required Xcyte Stockholder Vote” shall have the meaning set forth in Section 3.20.

Resolutions. “Resolutions” shall have the meaning set forth in Section 5.2(a).

Run-Off Coverage. “Run-Off Coverage” shall have the meaning set forth in Section 5.7(b).

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Seller. “Seller” shall mean Cyclacel Group PLC, a public limited company organized under the laws of England and Wales with registered number 5090795.

Seller Board Recommendation. “Seller Board Recommendations” shall have the meaning set forth in Section 5.2(b).

Seller Disclosure Schedule. “Seller Disclosure Schedule” shall have the meaning set forth in Section 2.

Seller EGM Notice. “Seller EGM Notice” shall mean the notice to Seller’s stockholders convening a Seller Stockholder Meeting, including resolutions to be the subject of the Required Seller Stockholder Votes.

Seller Financials. “Seller Financials” shall have the meaning set forth in Section 2.4(b).

Seller Required Stockholder Approvals. “Seller Required Stockholder Approvals” shall have the meaning set forth in Section 5.2(b).

Seller Stockholders’ Meeting. “Seller Stockholders’ Meeting” shall have the meaning set forth in Section 5.2(a).

Seller Stockholder Voting Agreements. “Seller Stockholder Voting Agreements” shall have the meaning set forth in the Recitals to this Agreement.

Share Agreement. “Share Agreement” shall have the meaning set forth in Section 2.11(a).

Stock Purchase. “Stock Purchase” shall have the meaning set forth in the Recitals to this Agreement.

Subsidiary. One Entity shall be deemed to be a “Subsidiary” of another Entity if such second Entity directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such first Entity that is sufficient to enable such second Entity to elect at least a majority of the members of such first Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such first Entity.

Superior Offer. “Superior Offer” shall mean, with respect to either Party, an unsolicited bona fide written offer by a third party to enter into (a) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (i) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction or (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (b) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (ii) is on terms and conditions that the board of directors of Xcyte or Seller, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (A) is reasonable likely to be more favorable, from a financial point of view, to Xcyte’s stockholders or Cyclacel’s stockholders, as applicable, than the terms of the Transaction; and (B) is reasonable capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

Tax. “Tax” shall mean (a) any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, addition to tax or interest), imposed, assessed or collected by or under the authority of any Governmental Body and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Transactions. “Transactions” shall have the meaning set forth in the Recitals to this Agreement.

UK GAAP. “UK GAAP” shall have the meaning set forth in Section 2.4(a).

US GAAP. “US GAAP” shall have the meaning set forth in Section 2.4(b).

Xcyte. “Xcyte” shall mean Xcyte Therapies, Inc., a Delaware corporation.

Xcyte Affiliate. “Xcyte Affiliate” shall mean means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Xcyte.

Xcyte Associate. “Xcyte Associate” shall mean any current or former employee, independent contractor, officer or director of Xcyte or any Xcyte Affiliate.

Xcyte Board Recommendation. “Xcyte Board Recommendation” shall have the meaning set forth in Section 5.3(b).

Xcyte Common Stock. “Xcyte Common Stock” shall mean the Common Stock, $0.001 par value per share, of Xcyte.

Xcyte Contract. “Xcyte Contract” shall mean any Contract: (a) to which Xcyte is a party; (b) by which Xcyte or any other asset of Xcyte is or may become bound or under which Xcyte has, or may become subject to, any obligation; or (c) under which Xcyte has or may acquire any right or interest.

Xcyte Disclosure Schedule. “Xcyte Disclosure Schedule” shall have the meaning set forth in Section 3.

Xcyte Employee Plans. “Xcyte Employee Plans” shall have the meaning set forth in Section 3.14(h).

Xcyte Equity Plans. “Xcyte Equity Plans” shall have the meaning set forth in Section 3.3(b).

Xcyte IP Rights. “Xcyte IP Rights” shall mean all Intellectual Property utilized in Xcyte’s business as presently conducted.

Xcyte IP Rights Agreement. “Xcyte IP Rights Agreement” shall mean any instrument or agreement governing any Xcyte IP Rights.

Xcyte Material Adverse Effect. “Xcyte Material Adverse Effect” shall mean any Effect, that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Xcyte Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the assets, liabilities, capitalization or business of Xcyte; or (b) the ability of Xcyte to consummate the Stock Purchase or the Charter Amendments or to perform any of its covenants or obligations under the Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Xcyte Material Adverse Effect on any entity: any Effect resulting from (A) general economic conditions or conditions generally affecting the industry in which Xcyte operates, except in either case to the extent such party is materially disproportionately adversely affected thereby relative to other similarly situated businesses, (B) the announcement of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, (C) a change in the stock price or trading volume of such entity (or any failure of such entity to meet published revenue or earnings projections, provided that clause (C) shall not exclude any underlying Effect which may have caused such change in stock price or trading volume or failure to meet published revenue or earnings projections), (D) any adverse Effect resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof or (E) the delisting or threatened or potential delisting of the Xcyte Common Stock or Xcyte Preferred Stock from the NASDAQ Stock Market.

Xcyte Material Contract. “Xcyte Material Contract” shall have the meaning set forth in Section 3.9(o).

Xcyte Obligations. “Xcyte Obligations” shall mean any and all liabilities and obligations associated with: (i) severance or similar obligations of Xcyte as of the Closing Date; and (ii) fees payable to any financial advisor to Xcyte.

Xcyte Options. “Xcyte Options” shall have the meaning set forth in Section 3.3(b).

Xcyte Permits. “Xcyte Permits” shall have the meaning set forth in Section 3.11(b).

Xcyte Preferred Stock. “Xcyte Preferred Stock” shall mean the 6% Convertible Exchangeable Preferred Stock, $0.001 par value of Xcyte.

Xcyte Quarterly Dividend Payment. “Xcyte Quarterly Dividend Payment” shall mean the dividend payable on shares of Xcyte Preferred Stock in equal quarterly installments on February 1, May 1, August 1 and November 1 pursuant to the terms of Xcyte’s Certificate of Powers, Designations, Preferred and Rights of the Preferred Stock.

Xcyte Required Stockholder Approvals. “Xcyte Required Stockholder Approvals” shall have the meaning set forth in Section 5.3(b).

Xcyte SEC Documents. “Xcyte SEC Documents” shall have the meaning set forth in Section 3.4(a).

Xcyte Share Amount. “Xcyte Share Amount” shall have the meaning set forth in Section 1.1 of the Agreement.

Xcyte Shares Spreadsheet. “Xcyte Shares Spreadsheet” shall have the meaning set forth in Section 5.12(b).

Xcyte Stockholders’ Meeting. “Xcyte Stockholders’ Meeting” shall have the meaning set forth in Section 5.3(a).

Xcyte Stockholder Voting Agreements. “Xcyte Stockholder Voting Agreements” shall have the meaning set forth in the Recitals to this Agreement.

Xcyte Unaudited Interim Balance Sheet. “Xcyte Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Xcyte and its consolidated subsidiaries as of September 30, 2005, included in Xcyte’s Report on Form 10-Q for the fiscal quarter ended September 30, 2005, as filed with the SEC prior to the date of the Agreement.

Xcyte Warrants. “Xcyte Warrants” shall have the meaning set forth in Section 3.3(b).

ANNEX B

OPINION OF SG COWEN & CO., LLC

December 14, 2005

Board of Directors

Xcyte Therapies, Inc.

124 Columbia Street, Suite 130

Seattle, WA 98104

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Xcyte Therapies, Inc. (the “Company”) of the Consideration (as defined below) to be paid by the Company pursuant to the terms of that certain Stock Purchase Agreement, dated as of December 13, 2005 (the “Agreement”), by and between the Company and Cyclacel Group Plc (“Seller”). Seller is a holding company that has no assets or operations other than its wholly-owned subsidiaries Cyclacel Ltd. (“Cyclacel”) and Cyclacel Nominees Limited, which does not own any assets.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Seller shall sell, assign, transfer and deliver to Company all of the share capital and other securities of Cyclacel and Company shall issue and deliver to Seller a number of validly issued, fully paid and nonassessable shares of Company common stock. For the purposes of this transaction, the number of shares issued and delivered to Seller of Company common stock shall equal the product (rounded to the nearest whole number) of the number of shares of Company common stock outstanding immediately prior to the Closing multiplied by the Consideration Multiple (as defined by Agreement) minus the Closing Share Grant Number (as defined by Agreement). SG Cowen & Co., LLC (“SG Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of July 13, 2005, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and Seller.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated December 13, 2005;

•	certain publicly available financial and other information for the Company including its stock price trading history and certain other relevant financial and operating data furnished to SG Cowen by the Company management;

•	certain publicly available financial and other information for Seller (which includes the financial information of Cyclacel) and certain other relevant financial and operating data furnished to SG Cowen by Seller management;

Board of Directors of Xcyte Therapies, Inc.

December 14, 2005

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”) and concerning the Seller (which includes the financial information of Cyclacel) (the “Seller Forecasts”), prepared by the management of the Company, Seller and Cyclacel, respectively;

•	discussions we have had with certain members of the managements of each of the Company, Seller and Cyclacel concerning the historical and current business operations, financial conditions and prospects of the Company, Seller and Cyclacel and such other matters we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company, Seller and Cyclacel, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Cyclacel. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the respective managements of the Company, Seller and Cyclacel on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company and Cyclacel, and such projections, provide a reasonable basis for our opinion.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, Seller or Cyclacel, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, Seller and Cyclacel, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised of rendering an opinion from a financial point of view with respect to the Consideration. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. You have informed us, and we have assumed, that the Transaction will be treated as tax-free.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated,

Board of Directors of Xcyte Therapies, Inc.

December 14, 2005

quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We are not expressing any opinion as to what the value of the Company common stock actually will be when issued to the Company’s stockholders’ pursuant to the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction. Furthermore, we express no view as to the price or trading range for shares of the common stock of the Company following the consummation of the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid in the Transaction is fair, from a financial point of view, to the stockholders of the Company. This fairness opinion letter has been approved by the fairness committee of SG Cowen.

Very truly yours,

/S/    SG COWEN & CO. LLC.

ANNEX C

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

XCYTE THERAPIES, INC.

As Seller

AND

INVITROGEN CORPORATION

As Buyer

Dated as of December 14, 2005

BUSINESS DISCLOSURE LETTER

C-i

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) entered into as of December 14, 2005 by and between Invitrogen Corporation, a Delaware corporation (the “Buyer”) and Xcyte Therapies, Inc., a Delaware corporation (“Seller”). Buyer and Seller are referred to individually as a “Party” and collectively herein as the “Parties.”

RECITALS

A. Seller is in the business of using its “Xcellerate Process” (as hereinafter defined) to activate, expand and manufacture T lymphocytes and of using and selling such T lymphocytes (the “Business”).

B. Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, the Transferred Assets (as hereinafter defined), and Buyer is willing to assume the Assumed Liabilities (as hereinafter defined), in each case as more fully described and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 “Acquisition” shall have the meaning ascribed to such term in Section 6.3(e).

1.2 “Affiliate” of any Person means any Person that as of the date of this agreement, or at any point in the future, controls, is controlled by, or is under common control with such Person, but only so long as such control exists. As used herein, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person through ownership of fifty percent (50%) or more of the voting securities of the entity entitled to elect directors (or equivalent interest in the case of an entity that is not a corporation).

1.3 “Agreement” shall have the meaning ascribed to such term in the Preamble.

1.4 “Ancillary Agreements” means the Revenue Sharing Agreement, the Assumption Agreement, the Transition Agreement, and the General Assignment and Bill of Sale.

1.5 “Asset Acquisition Statement” shall have the meaning set forth in Section 2.8.

1.6 “Assumed Liabilities” shall have the meaning ascribed to such term in Section 2.4.

1.7 “Assumption Agreement” shall mean the agreement set forth in Exhibit C.

1.8 “Business day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the State of California or any other day on which banking institutions are not required to be open in the State of California.

1.9 “Business Disclosure Letter” shall have the meaning ascribed to such term in Article III.

1.10 “Buyer” shall have the meaning ascribed to such term in the Preamble.

1.11 “Buyer Certificate” shall have the meaning ascribed to such term in Section 6.3(c).

1.12 “Buyer Closing Deliverables” shall have the meaning ascribed to such term in Section 2.8.

1.13 “Buyer Material Adverse Effect” shall have the meaning ascribed to such term in Section 4.3.

1.14 “Buyer Representatives” shall have the meaning ascribed to such term in Section 4.6.

1.15 “Buyer Tax Returns” shall have the meaning ascribed to such term in Section 5.5(b).

1.16 “Claim” shall have the meaning ascribed to such term in Section 7.3(a).

1.17 “Closing” shall have the meaning ascribed to such term in Section 2.6.

1.18 “Closing Date” shall have the meaning ascribed to such term in Section 2.6.

1.19 “Code” means the Internal Revenue Code of 1986, as amended.

1.20 “Copyrights” shall have the meaning ascribed to such term in the definition of “Intellectual Property.”

1.21 “Disputed Claim” shall have the meaning ascribed to such term in Section 9.10.

1.22 “Effect” shall have the meaning ascribed to such term in the definition of “Material Adverse Effect on the Transferred Assets.”

1.23 “Encumbrance” means any material lien, encumbrance, mortgage, pledge, easement or other similar restriction affecting the Transferred Assets, other than Permitted Encumbrances.

1.24 “End Date” shall have the meaning ascribed to such term in Section 7.1.

1.25 “Excluded Assets” shall have the meaning ascribed to such term in Section 2.3.

1.26 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

1.27 “Existing Patents” shall have the meaning ascribed to such term in the definition of “Transferred Patents.”

1.28 “Governmental Entity” shall have the meaning ascribed to such term in Section 3.3.

1.29 “Hart-Scott-Rodino Act” shall have the meaning ascribed to such term in Section 3.3.

1.30 “Indemnified Party” shall have the meaning ascribed to such term in Section 7.2(a).

1.31 “Indemnifying Party” shall have the meaning ascribed to such term in Section 7.5(a).

1.32 “Intellectual Property” means any and all of the following: (i) patents, utility models, certificates of invention, patents of addition or substitution, and other governmental grants for the protection of inventions anywhere in the world, including any reissue, renewal, re-examination, or extension thereof, and all applications for any of the foregoing, including any international, regional, national, provisional, divisional, continuation, continuation in part, continued prosecution, and petty patent applications (collectively, “Patents”); (ii) all trade secrets and confidential information (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefor (collectively, “Copyrights”); (iv) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); and (v) any other intellectual property or proprietary right anywhere in the world.

1.33 “Knowledge of Seller” means the actual knowledge as of the Closing Date of the individuals listed on Section 1.33 of the Business Disclosure Letter.

1.34 “Legal Proceeding” shall have the meaning ascribed to such term in Section 3.7.

1.35 “Law” means any national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any Governmental Entity.

1.36 “Licensed Know-How” means all Technology, Trade Secrets, and Copyrights, to the extent owned by a party to a Material Business Agreement or Transferred Agreement, other than Seller, and that are in Seller’s possession and licensed to Seller under a Transferred Agreement.

1.37 “Loss” or “Losses” shall have the meaning ascribed to such term in Section 7.2(a).

1.38 “Material Adverse Effect on the Transferred Assets” means any change or effect (such item, an “Effect”) that is materially adverse to the Transferred Assets, taken as a whole (after taking into account insurance recoveries in respect thereof); provided, however, that in no event shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect on the Transferred Assets: (A) any Effect that is the result of general market or political factors or economic factors affecting the economy as a whole, (B) any Effect that is the result of factors generally affecting the industry or specific markets in or for which the Transferred Assets are used, (C) any Effect that is the result of an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism, or (D) any Effect arising out of or resulting from actions contemplated by the Parties in connection with this Agreement or any Ancillary Agreement or that is attributable to the announcement or performance of this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement (including a loss of customers or employees) or any Ancillary Agreement.

1.39 “Material Business Agreements” shall have the meaning ascribed to such term in Section 3.6(a).

1.40 “Non-Assignable Asset” shall have the meaning set forth in Section 2.11.

1.41 “Notice of Claim” shall have the meaning ascribed to such term in Section 7.4(a).

1.42 “Objection” shall have the meaning ascribed to such term in Section 7.4(a).

1.43 “Ordinary Course of Business” means the ordinary course of Seller’s business, consistent with past practice.

1.44 “Party” and “Parties” shall have the meaning ascribed to such term in the Preamble.

1.45 “Patents shall have the meaning ascribed to such term in the definition of “Intellectual Property.”

1.46 “Permitted Encumbrances” means any (i) purchase money liens to the extent the underlying obligation is an Assumed Liability, (ii) any licenses set forth in the Material Business Agreements and Transferred Agreements, and all terms and conditions of the Material Business Agreements and Transferred Agreements, and all other rights, licenses, restrictions and covenants granted or agreed upon by Seller in the Ordinary Course of Business under confidentiality agreements and material transfer agreements identified to Buyer prior to the date of signing this Agreement (e.g. in the spreadsheets listing Buyer’s agreements), (iii) any liens, encumbrances, mortgages, pledges, easements, and similar restrictions or imperfection in title and encroachments that do not materially impair the use or value of the respective underlying asset, (iv) liens, encumbrances, mortgages, pledges, easements, and similar restrictions that do not materially interfere with the use or operation of the property subject thereto or that result from Buyer’s activities pursuant to the Transition Agreement, and (v) any liens, encumbrances, mortgages, pledges, easements, and similar restrictions set forth on Section 1.46 of the Business Disclosure Letter.

1.47 “Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, including any Governmental Entity.

1.48 “Post-Closing Period” means any taxable period, or portion of a period, that begins after the Closing Date.

1.49 “Pre-Closing Period” means any taxable period or portion of a period that begins on or before the Closing Date and ends on the Closing Date.

1.50 “Purchase Price” shall have the meaning ascribed to such term in Section 2.1.

1.51 “Raw Materials and Inventory” means the raw materials, work in process and finished products owned by Seller and identified in Section 1.51 of the Business Disclosure Letter.

1.52 “Revenue Sharing Agreement” means the agreement set forth in Exhibit A of this Agreement.

1.53 “Rules” shall have the meaning ascribed to such term in Section 7.8.

1.54 “Seller” shall have the meaning ascribed to such term in the Preamble.

1.55 “Seller Certificate” shall have the meaning ascribed to such term in Section 6.2(c).

1.56 “Seller Closing Deliverables” shall have the meaning ascribed to such term in Section 2.7.

1.57 “Seller Marks” shall mean all Trademarks owned by Seller and listed in Section 1.57 of the Business Disclosure Letter, including all goodwill that has inured to Seller prior to the Closing Date with respect to such Trademarks.

1.58 “Seller Representatives” shall have the meaning ascribed to such term in Section 4.6.

1.59 “Seller Tax Returns” shall have the meaning ascribed to such term in Section 5.5(a).

1.60 “Stockholder Approval” shall have the meaning ascribed to such term in Section 6.1(c).

1.61 “Tax Returns” means all reports, returns, declarations, statements or other information supplied to a taxing authority in connection with Taxes.

1.62 “Taxes” means all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any liability for the Taxes of another Person.

1.63 “Technology” means any and all technology, and technical and other information, and tangible embodiments thereof, including trade secrets, know-how, research, processes, formulations, techniques, diagnostics, models, concepts, ideas, knowledge, developments, samples, methods, invention and other disclosures, recipes, specifications, materials, instructions, compositions, designs, results, assays, systems, descriptions, analyses, opinions, works of authorship, plans, procedures, manuals, depictions, inventions, discoveries, methods, data, reports, customer lists, marketing and market information, sales information, projections, and any other written, printed or electronically stored information and materials of any nature whatsoever.

1.64 “Termination Date” shall have the meaning ascribed to such term in Section 8.1(d).

1.65 “Trade Secret” shall have the meaning ascribed to such term in the definition of “Intellectual Property.”

1.66 “Trademarks” shall have the meaning ascribed to such term in the definition of “Intellectual Property.”

1.67 “Transaction Materials” shall have the meaning ascribed to such term in Section 5.6.

1.68 “Transferred Agreements” means the agreements listed in Section 1.68 of the Business Disclosure Letter.

1.69 “Transferred Assets” shall have the meaning ascribed to such term in Section 2.2.

1.70 “Transferred Equipment” means the items of equipment listed in Section 1.70 of the Business Disclosure Letter.

1.71 “Transferred Intellectual Property” means the Transferred Patents, the Transferred Know-How, and the Seller Marks.

1.72 “Transferred Know-How” means any Trade Secret rights to the extent embodied in the documents listed in Section 1.72 of the Business Disclosure Letter and owned by Xcyte, excluding all Licensed Know-How.

1.73 “Transferred Patents” means (i) the Patents identified in Section 1.73 of the Business Disclosure Letter (the “Existing Patents”); (ii) any Patents issuing on any patent applications included in the Existing Patents, (iii) any and all counterpart United States, international and foreign patents and patent applications of the Existing Patents; and (v) all reissues, re-examinations, divisionals, renewals, extensions, continuations and continuations-in-part of any Existing Patents.

1.74 “Transition Agreement” shall mean the Agreement set forth in Exhibit D.

1.75 “Trigger Condition” shall have the meaning set forth in Section 1.75 of the Business Disclosure Letter.

1.76 “Trigger Exclusion” shall have the meaning set forth in Section 1.76 of the Business Disclosure Letter.

1.77 “Xcellerate Process” means the process described in Section 1.77 of the Business Disclosure Letter, or any update, modification, enhancement, derivative, expansion, or variation of such process.

ARTICLE II

THE TRANSACTION

2.1 The Transaction. On the Closing Date and effective as of the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell, convey, assign, transfer and make available to Buyer, and Buyer shall purchase, acquire and obtain from Seller, all of Seller’s right, title and interest in and to the Transferred Assets, in exchange for (x) a cash payment from Buyer to Seller in the amount of five million U.S. dollars ($5,000,000) (the “Purchase Price”), and (y) the assumption by Buyer of the Assumed Liabilities. Except as provided below, the Purchase Price is non-refundable, is not subject to any right of set-off or adjustment, and is non-creditable against any other amounts owed to Seller. The Seller agrees to refund up to $1,000,000 of the Purchase Price to the Buyer, but only if and to the extent that the Trigger Condition has occurred; provided that in all cases no amount shall be refundable or refunded if a Trigger Exclusion has occurred. In the event that Buyer enters into any agreement of the type described in paragraph (iii) of Section 1.75 of the Business Disclosure Letter after receiving a refund from Seller, Buyer shall promptly return to Seller (or its successor or assign) the refund that was provided to Buyer. If the Trigger Condition occurs, and no Trigger Exclusion occurs, then the refund to Buyer shall be made only to the extent that Buyer establishes that it has lost sales as a result of the Trigger Condition that Buyer would have made, but was unable to make, as a result of the Trigger Condition.

2.2 Transferred Assets. For purposes of this Agreement, the term “Transferred Assets” means the assets, properties and rights set forth or described in paragraphs (a) through (e) below (in each case excluding the Excluded Assets and subject in each case to the terms and conditions of the Material Business Agreements and Transferred Agreements):

(a) the Transferred Intellectual Property;

(b) the Transferred Agreements, and all rights of Seller pursuant to the Transferred Agreements;

(c) the Raw Materials and Inventory;

(d) The clinical data generated by Seller that is owned by, and in the possession of Seller in the form in which it exists, as of the Closing Date in the course of clinical trials pursuant to the IND(s) identified in Schedule 2.2(d); and

(e) the Transferred Equipment.

For clarity, all documents, materials and information shall be delivered in the form in which it exists at Seller, Seller shall not be required to re-format or organize any documentation, materials, or information and shall not be considered in breach of any terms of this Agreement as a result of the format of any documentation, materials, or information.

2.3 Excluded Assets. Notwithstanding anything in Section 2.2 to the contrary, it is hereby expressly acknowledged and agreed that the Transferred Assets shall not include, and Seller is not selling, conveying, assigning, transferring or delivering to Buyer, and Buyer is not purchasing, acquiring or accepting from Seller, any of the rights, properties or assets set forth or described in paragraphs (a) through (h) below (the rights, properties and assets excluded by this Section 2.3 from the Transferred Assets being referred to herein as the “Excluded Assets”):

(a) all cash, cash equivalents, negotiable instruments, receivables, loans and other amounts owed to Seller, bank deposits, securities, and similar items of Seller;

(b) all rights to and under insurance policies of Seller, including rights of proceeds thereunder;

(c) all (i) confidential personnel records pertaining to any employee; (ii) all records prepared in connection with the sale of the Transferred Assets; (iii) other books and records that Seller is required by Law to retain or that Seller determines are necessary or advisable to retain under applicable Law; (iv) all financial books, records, reports, filings and information; and (v) any information management system of Seller;

(d) any claim, right or interest of Seller in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, the basis of which arises or accrues in any Pre-Closing Period;

(e) all right, title, and interest in and to any Licensed Know-How, and other Intellectual Property licensed to Seller under any of the Material Business Agreements and Transferred Agreements or other agreement to which Seller is a party, except those rights that may be granted to Buyer under the Transferred Agreements when the Transferred Agreements are transferred to Buyer in accordance with this Agreement.

(f) all right, title, and interest in and to any Intellectual Property and Technology invented, created, developed, or acquired by Seller (or its successors or assigns) after the Closing Date and all right, title and interest in and to the Patents identified in Section 2.3 of the Business Disclosure Letter;

(g) all right, title and interest to and under the assets set forth on Section 2.3(g) of the Business Disclosure Letter; and

(h) any other right, title, interest, asset, property (whether real, tangible, or intangible), or other subject matter, material, and document, that is not expressly identified in this Agreement as a Transferred Asset.

2.4 Assumed Liabilities. On the Closing Date, Buyer shall execute and deliver to Seller the Assumption Agreement, pursuant to which Buyer shall accept, assume and agree to pay, perform and otherwise discharge the liabilities, responsibilities and obligations of Seller pursuant to and under the Assumed Liabilities. For purposes of this Agreement, the term “Assumed Liabilities” means all liabilities, responsibilities and obligations as set forth or described in paragraphs (a) through (f) below:

(a) all liabilities, obligations, and responsibilities under or in connection with the Material Business Agreements and Transferred Agreements, in each case to the extent arising during the Post-Closing Period;

(b) all liabilities, obligations, and responsibilities arising from or relating to the Transferred Assets, or the ownership, possession, use or operation thereof, including those based upon any exploitation of the Transferred Assets, the Licensed Know-How, or other Intellectual Property licensed under any of the Material Business Agreements or Transferred Agreements, to the extent arising during the Post-Closing Period;

(c) the Permitted Encumbrances;

(d) all liabilities, obligations, and responsibilities associated with filing, prosecuting, maintaining, and preserving the Transferred Intellectual Property, the Licensed Know-How, and other Intellectual Property and Technology licensed under any of the Material Business Agreements or Transferred Agreements;

(e) all liabilities, obligations, and responsibilities concerning any of the Raw Materials and Inventory or the Transferred Equipment, including for maintaining, preserving and protecting such Raw Materials and Inventory and Transferred Equipment; and

(f) all liabilities, obligations and responsibilities set forth on Section 2.4 of the Business Disclosure Letter.

2.5 Excluded Liabilities. Except for the obligations, responsibilities, and liabilities expressly identified in Section 2.4 of the Business Disclosure Letter as “Pre-Closing Liability,” the Buyer shall not assume any other liabilities of the Seller relating to the Transferred Assets to the extent arising during the Pre-Closing Period, including any such liability to the extent arising during the Pre-Closing Period to the extent the liability is covered by Seller’s existing insurance policies in effect on the date of the Closing (the “Excluded Liabilities”).

2.6 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the Seller’s offices at 1124 Columbia Street, Suite 130, Seattle, Washington, on such mutually agreeable date as soon as practicable (and in any event not later than three business days) after the satisfaction or waiver of all conditions set forth in Article VI hereof (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing) (the “Closing Date”).

2.7 Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer the following (the “Seller Closing Deliverables”):

(a) a duly executed counterpart of the Revenue Sharing Agreement in the form attached hereto as Exhibit A;

(b) a duly executed counterpart of the General Assignment and Bill of Sale in the form attached hereto as Exhibit B;

(c) a duly executed counterpart of the Assumption Agreement in the form attached hereto as Exhibit C;

(d) the Seller Certificate;

(e) a certificate of Seller’s non foreign status that complies with the requirements of Section 1445 of the Code, and the Treasury Regulations promulgated thereunder; and

(f) all other documents, instruments and writings required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement.

2.8 Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller the following (the “Buyer Closing Deliverables”):

(a) the Purchase Price by wire transfer in immediately available funds to an account designated by Seller;

(b) a duly executed counterpart of the Revenue Sharing Agreement in the form attached hereto as Exhibit A;

(c) a duly executed counterpart of the General Assignment and Bill of Sale in the form attached hereto as Exhibit B;

(d) a duly executed counterpart of the Assumption Agreement in the form attached hereto as Exhibit C;

(e) the Buyer Certificate; and

(f) all other documents, instruments and writings required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement and all other documents, instruments, declarations, affidavits and writings reasonably requested by Seller that are reasonably necessary for Buyer to assume the Assumed Liabilities.

2.9 Allocation of Purchase Price. Seller and Buyer recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 (the “Asset Acquisition Statement”) with their respective federal income tax returns. Accordingly, Seller and Buyer shall, no later than ninety (90) days after the Closing Date, prepare an allocation of the Purchase Price among the Transferred Assets consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. If Seller and Buyer agree on a Purchase Price allocation, then such allocation shall be conclusive and binding, Seller and Buyer shall use such allocation for all Tax purposes, and neither Seller nor Buyer shall take a Tax position which is inconsistent with such Purchase Price allocation.

2.10 Further Assurances. On and after the Closing, upon the reasonable request of a Party, the other Party shall use its commercially reasonable efforts to prepare, execute and deliver such other and further agreements, instruments, and certificates as may be reasonably necessary or appropriate in order to effectuate the purposes and intent of this Agreement and to consummate the transactions contemplated hereby. In this regard, Seller and Buyer shall, and shall cause their respective affiliates to, use its commercially reasonable efforts to execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments as may be reasonably necessary or appropriate to transfer and deliver to Buyer and its affiliates and their successors and assigns, all of the rights, titles, and interests intended to be conveyed to Buyer under this Agreement, and to assure the assumption by Buyer from Seller and its affiliates and their successors and assigns of the liabilities, obligations, and responsibilities intended to be assumed by Buyer under this Agreement, and to otherwise make effective the transactions contemplated hereby (including returning to Seller any asset not contemplated by this Agreement to be a Transferred Asset, which asset was delivered to Buyer). Seller acknowledges that such actions may include, without limitation, executing after the Closing Date instruments, conveyances, declarations, oaths, and the like, for Intellectual Property the benefit of which is being transferred to Buyer pursuant to this Agreement. Such actions may also include making available to Buyer, for up to one year following the Closing Date at Buyer’s expense, at Seller’s facilities or such other location specified by Seller, business records related to the Transferred Assets that existed prior to the Closing Date and that have been retained by Seller. Buyer agrees, however, that Buyer shall be solely responsible for, and shall pay, the costs and expenses of all filing, prosecution, and maintenance of the Transferred Intellectual Property and other Intellectual Property licensed under the Transferred Agreements.

2.11 Non-Assignable Assets.

(a) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Transferred Agreement, other agreement, asset, property or right, including any certificate, approval, authorization or other right, that is contemplated as being a

Transferred Asset, which by its terms or by Law is nonassignable without the consent of a third party or a Governmental Entity or is cancelable by a third party in the event of an assignment (each a “Non-Assignable Asset” and collectively, the “Non-Assignable Assets”) unless and until such consent shall have been obtained.

(b) Seller shall use commercially reasonable efforts to obtain such consents; however, Seller shall not be required to pay any fee or make any payment to any third party from whom Seller is seeking to obtain any such consent. Buyer understands and agrees that the procurement of any such consent is not a condition to Buyer’s obligation to effect the Closing, except that those consents expressly identified in Article 6 below shall be a condition of Closing to the extent set forth in Article 6.

(c) Buyer and Seller shall use their respective commercially reasonable efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to novate all obligations under any and all Transferred Agreements and all other obligations, responsibilities and liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of Seller, its affiliates, and their successors, and assigns in connection with the Material Business Agreements, Transferred Agreements and Assumed Liabilities so that, in any such case, Buyer and its affiliates shall, effective as of the Closing, be solely responsible for the liabilities, responsibilities and obligations in and underlying the Assumed Liabilities, Transferred Agreements and Material Business Agreements.

(d) To the extent permitted by applicable Law, in the event that written consents to the assignment thereof cannot be obtained prior to the Closing, Seller shall use commercially reasonable efforts to hold such Non-Assignable Assets, as of and from the Closing Date, in trust for Buyer and the covenants, responsibilities, obligations costs and expenses thereunder shall be performed by Buyer in Seller’s name, at Buyer’s cost and expense, and all benefits and obligations existing thereunder shall be for Buyer’s account. Seller shall take or cause to be taken at Buyer’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the Non-Assignable Assets and to effect collection of money or other consideration that becomes due and payable under the Non-Assignable Assets, and Seller shall promptly pay over to Buyer all money or other consideration received by it in respect of all Non-Assignable Assets.

(e) As of and from the Closing Date, Seller on behalf of itself and its Affiliates authorizes Buyer, to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at Buyer’s expense, to perform, and Buyer shall perform, all obligations and responsibilities and receive all benefits of Seller or its Affiliates under the Non-Assignable Assets.

(f) Notwithstanding anything in this Agreement to the contrary, unless and until any written consent or approval with respect to any Non-Assignable Asset is obtained, such Non-Assignable Asset shall not constitute a Transferred Asset for any purpose under this Agreement, and the failure of any such written consent or approval to be obtained or the failure of any such Non-Assignable Asset to constitute a Transferred Asset or any circumstances resulting therefrom shall not constitute a Material Adverse Effect on the Transferred Assets or a breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement or any Ancillary Agreement; provided that this Section 2.11(f) is not intended to prevent those consents that are expressly identified in Article 6 from being a condition of Closing to the extent set forth in Article 6.

(g) Following the Closing, Buyer and Seller shall use their respective commercially reasonable efforts to obtain, or to cause to be obtained, (i) any remaining consents necessary to assign to Buyer any Non-Assignable Assets, and (ii) any remaining consent, substitution, approval, or amendment required to novate all Assumed Liabilities underlying such Non-Assignable Assets, and to obtain in writing the unconditional release of Seller, its affiliates, and their successors and assigns so that, in any such case, Buyer and its affiliates shall be solely responsible for all Assumed Liabilities.

2.12 Bulk Sales Law. Buyer hereby waives compliance by Seller with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Transferred Assets to Buyer.

2.13 Taxes. Buyer shall pay all applicable sales, use, transfer, and similar Taxes and all documentary, recording and filing fees that may be imposed, assessed or payable by reason of the operation or as a result of this Agreement (“Transfer Taxes”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date hereof, except as set forth in the Business Disclosure Letter provided by Seller to Buyer on the date hereof (the “Business Disclosure Letter”) (as to which Buyer acknowledges and agrees that any matter disclosed pursuant to a section, subsection, paragraph or subparagraph of the Business Disclosure Letter shall be deemed disclosed for all other purposes of the Business Disclosure Letter and the other sections, subsections, paragraphs and subparagraphs of the Business Disclosure Letter), the following:

3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authorization of Transaction. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the Ancillary Agreements have been, or prior to Closing will be, duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.3 Noncontravention. Except for the filings, permits, authorizations, consents and approvals that may be required under, and other applicable requirements of, the Exchange Act, and subject to compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”), and any foreign antitrust filing requirements, and subject to obtaining the Stockholder Approval, neither the execution and delivery by Seller of this Agreement or the Revenue Sharing Agreement, nor the consummation by Seller of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Seller, (b) require on the part of Seller any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), other than any filing, permit, authorization, consent or approval which if not made or obtained would not be reasonably expected to have a Material Adverse Effect on the Transferred Assets, (c) to the Knowledge of Seller conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligations under, create in any party the right to terminate, modify any provision or cancel, or require any notice, consent or waiver under, any Material Business Agreement listed in Section 3.6 of the Business Disclosure Letter, except in each such case, as required or contemplated by the terms of the Material Business Agreements or Transferred Agreements, or as would not reasonably be expected to have a Material Adverse Effect on the Transferred Assets, (d) to the Knowledge of Seller result in the imposition of any Encumbrance upon any of the Transferred Assets, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the Transferred Assets, other than any violation that would not reasonably be expected to have a Material Adverse Effect on the Transferred Assets.

3.4 Tangible Assets. ALL TRANSFERRED EQUIPMENT, RAW MATERIALS AND INVENTORY, AND OTHER TANGIBLE PERSONAL PROPERTY INCLUDED IN THE TRANSFERRED ASSETS IS TRANSFERRED TO BUYER ON A “WHERE IS” AND, AS TO CONDITION, “AS IS” BASIS, EXCEPT

THAT SELLER TRANSFERS TO BUYER ALL APPLICABLE THIRD-PARTY WARRANTY OR GUARANTY RIGHTS PROVIDED TO SELLER BY THE SUPPLIER OF SUCH TRANSFERRED EQUIPMENT, RAW MATERIALS AND INVENTORY OR OTHER TANGIBLE PERSONAL PROPERTY TO THE EXTENT IN EFFECT AND TRANSFERABLE BY SELLER IN ACCORDANCE WITH THIS AGREEMENT UNDER THEIR TERMS. SELLER SHALL HAVE NO LIABILITY OR RESPONSIBILITY AS A RESULT OF ANY SUCH TRANSFER, OR ANY FAILURE OF TRANSFER, OF SUCH WARRANTY AND GUARANTY RIGHTS; IT BEING AGREED THAT SUCH TRANSFER IS BEING MADE ONLY TO THE EXTENT POSSIBLE WITHOUT SELLER HAVING ANY RESULTING LIABILITY OR RESPONSIBILITY.

3.5 Intellectual Property.

(a) To the Knowledge of Seller; Seller owns the Transferred Intellectual Property, and has the right to make the Licensed Know-How available to Buyer (subject to the terms and conditions of the Transferred Agreements and Material Business Agreements). Seller has made available to Buyer copies of all written documentation in Seller’s possession relating to claims or disputes Known to Seller concerning any item of Transferred Intellectual Property, Licensed Know-How or Patents licensed under any of the Material Business Agreements. To the Knowledge of Seller, all Transferred Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use), are valid and enforceable, and are not subject to any unpaid maintenance fees or taxes or actions having non-extendable deadlines falling due within three (3) months after the date on which this Agreement is signed by Seller, and to Seller’s Knowledge all such Transferred Patents have been assigned to Seller and such assignments have been properly recorded prior to the Closing Date. Section 3.5(a) of the Business Disclosure Letter lists each Patent owned by Seller that is necessary to practice the Xcellerate Process as the Xcellerate Process has been practiced by Seller prior to the Closing Date. To the Knowledge of Seller, the Patents licensed to Seller under the Material Business Agreements are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use), are valid and enforceable, and are not subject to any unpaid maintenance fees or taxes or actions having non-extendable deadlines falling due within three (3) months after the date on which this Agreement is signed by Seller.

(b) There are no proceedings or actions Known to Seller before any court, tribunal (including the PTO or equivalent authority anywhere in the world) related to any Transferred Intellectual Property or Licensed Know-How, or Patents licensed to Seller under the Material Business Agreements, other than prosecution proceedings for Patents and Trademarks.

(c) To the Knowledge of Seller, (X) none of the Transferred Intellectual Property, Patents licensed to Seller under any of the Material Business Agreements, or Licensed Know-How infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person and (Y) each item of Transferred Intellectual Property is free and clear of Encumbrances, other than the Permitted Encumbrances.

(d) To the Knowledge of Seller, except as disclosed in Section 3.5(d) of the Business Disclosure Letter, no third-party is currently infringing or violating any of the Transferred Intellectual Property, Patents licensed to Seller under the Material Business Agreements or Licensed Know-How.

(e) To the Knowledge of Seller, Seller has not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use, any Transferred Intellectual Property to any other Person, other than as set forth in the Material Business Agreements and Transferred Agreements and except for the Permitted Encumbrances.

(f) To the Knowledge of Seller, no Transferred Intellectual Property or Licensed Know-How, or Patents licensed to Seller pursuant to any of the Transferred Agreements, is subject to any proceeding or outstanding decree, order, or judgment that may affect the validity, use or enforceability of the Transferred Intellectual Property.

(g) Seller has and enforces a policy requiring each of its employees that invented, created, or used any of the Transferred Patents or Transferred Know-How to execute and deliver a proprietary information and confidentiality agreement in the form set forth in Schedule 3.5(g), and to Seller’s Knowledge such agreement was executed by each employee and former employee of Seller. To the Knowledge of Seller, no employee of Seller is in violation of any term of any such agreement. To Seller’s Knowledge, no employee of Seller has claimed to have any ownership interest, license, covenant not to sue or similar right in, to or under any Transferred Intellectual Property, Licensed Know-How, or Patents licensed to Seller under the Material Business Agreements.

(h) To the Knowledge of Seller, all Transferred Intellectual Property shall be fully transferable, alienable, and/or licensable by Buyer, subject to the terms of the Material Business Agreements and Transferred Agreements and the Permitted Encumbrances.

3.6 Contracts.

(a) To the Knowledge of Seller, Section 3.6(a) of the Business Disclosure Letter lists, as of the date of this Agreement, all material contracts and agreements to which Seller is a party concerning the Transferred Assets (each a “Material Business Agreement”).

(b) Seller has made available to Buyer a complete and accurate copy of each Transferred Agreement, provided that Seller shall not be considered in breach of the foregoing as a result of an inadvertent omission that is reasonably discoverable based upon a review of the copies delivered by Seller. With respect to each Transferred Agreement, the contract is, as of the date hereof, to Seller’s Knowledge legal, valid, binding and enforceable against Seller and in full force and effect, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies. To Seller’s Knowledge, Seller has not received the notice or communication described in Section 3.6(b) of the Business Disclosure Letter, and Seller does not have Knowledge of any breaches by Seller of the agreement identified in Section 3.6(b) of the Business Disclosure Letter that have occurred prior to the Closing Date that Seller believes will cause the parties identified in Section 3.6(b) of the Business Disclosure Letter to terminate such agreement, or to narrow or restrict the scope of Seller’s rights under such agreement. Seller shall have no responsibility or liability under this Section 3.6(b), however, as a result of any effects of this Agreement or any Ancillary Agreement, the fact that Buyer will succeed to Seller under such agreement identified in Section 3.6(b) of the Business Disclosure Letter, or as a result of any modifications, terminations, or restrictions resulting from any interactions between Buyer and any such parties identified in Section 3.6(b) of the Business Disclosure Letter or as a result of any narrowing, modification, or termination based upon or resulting from Buyer’s involvement with respect to, or failure to meet any obligation or responsibility under, such agreement.

(c) Each Material Business Agreement provided to Buyer is a true and complete copy of each such document; provided that Seller shall not be considered in breach of the foregoing as a result of an inadvertent omission that is reasonably discoverable based upon a review of the copies delivered by Seller.

3.7 Litigation. There is no action, suit, proceeding, claim, arbitration or to the Knowledge of Seller, investigation, before any Governmental Entity (a “Legal Proceeding”) which is pending or, to the Knowledge of Seller, threatened against Seller in connection with the Transferred Assets which would reasonably be expected to have a Material Adverse Effect on the Transferred Assets.

3.8 Taxes.

(a) To the extent that failure to do so would materially and adversely impact the Transferred Assets or Buyer’s use of the Transferred Assets, as of the Closing Date, Seller will have paid all Taxes and timely filed all Tax Returns relating to any and all Taxes attributable to Seller, and such Returns are or will be true and correct in all material respects and have been or will be completed in accordance with applicable Law; and

(b) To the extent that doing so would materially and adversely impact the Transferred Assets or Buyer’s use of the Transferred Assets, as of the Closing Date, Seller has not been delinquent in the payment of any Tax.

(c) No audit or other examination of any Tax Return of Seller is presently in progress, nor has Seller been notified of any request for such an audit or other examination, pursuant to which an assessment would materially and adversely impact the Transferred Assets or Buyer’s use of the Transferred Assets.

(d) No Tax deficiency is outstanding, assessed or proposed against the Seller that would materially and adversely impact the Transferred Assets or Buyer’s use of the Transferred Assets.

3.9 Complete Transfer. To the Knowledge of Seller, the Transferred Assets include all Patents and Trade Secrets owned by Seller as of the Closing Date that are reasonably necessary for Seller to conduct the Business as conducted by Seller as of the Closing Date. In the event of a failure to make such a Trade Secret available to Buyer that is part of the Transferred Assets in Seller’s possession and is necessary for Buyer to conduct the Business, Buyer’s sole remedy for a failure to comply with this Section 3.9 shall be that Seller shall make such Trade Secret available to Buyer provided that Buyer notifies Seller of the deficiency within one year after the Closing Date. Buyer agrees that none of the Patents identified in Section 2.3 of the Business Disclosure Letter are necessary for Seller to conduct the Business as conducted by Seller as of the Closing Date.

3.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, none of Seller or any of its affiliates or any of their respective officers, directors, employees, agents or representatives makes any representations or warranties, and Seller hereby disclaims any other representations and warranties, whether made by Seller or any of its affiliates, or any of their respective officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or any Ancillary Agreement and the transactions contemplated hereby or thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof, as follows:

4.1 Organization and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

4.2 Authorization of Transaction. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the rights of creditors generally and subject to rules of Law governing specific performance, injunctive relief and other equitable remedies.

4.3 Noncontravention. Except for the filings, permits, authorizations, consents and approvals that may be required under, and other applicable requirements of, the Exchange Act, and subject to compliance with applicable requirements of the Hart-Scott-Rodino Act and any foreign antitrust filing requirements, neither the execution and delivery by Buyer of this Agreement or the Revenue Sharing Agreement, nor the consummation by Buyer of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the charter or bylaws of Buyer, (b) require on the part of Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Buyer is a party or by which it is bound or to which any of its assets are subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its properties or assets, except in the case of clauses (b), (c) or (d), any filing, permit, authorization, consent or approval of, or conflict, breach, default, acceleration, right or violation that would not reasonably be excepted to have a Buyer Material Adverse Effect. A “Buyer Material Adverse Effect” means any material adverse change, event or circumstance with respect to, or any material adverse effect on, the ability of Buyer to consummate the transactions contemplated by this Agreement.

4.4 Legal Proceedings. There are no Legal Proceedings of any nature that are pending or, to the knowledge of Buyer, threatened against or relating to Buyer that would be reasonably expected to have a Buyer Material Adverse Effect.

4.5 Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

4.6 Investigation by Buyer; Seller’s Liability. Buyer has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial conditions, technology, Intellectual Property, and prospects of the Transferred Assets and acknowledges that Buyer has been provided access to the personnel, properties, premises and records of the Transferred Assets for such purpose. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis, and Buyer: (a) acknowledges that none of Seller or any of its directors, officers, stockholders, employees, affiliates, controlling persons, agents, advisors or representatives (the “Seller Representatives”) has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its directors, officers, employees, stockholders, affiliates, controlling persons, agents or representatives (the “Buyer Representatives”) and (b) agrees, to the fullest extent permitted by law, that none of Seller or any of the Seller Representatives shall have any responsibility, obligation or liability whatsoever to Buyer or the Buyer Representatives on any basis (including in contract or tort) based upon any information provided or made available, or statements made, to Buyer or any of the Buyer Representatives (or any omissions therefrom), except to the extent the Seller makes express representations and warranties set forth in Article III of this Agreement, but subject to the limitations and restrictions contained herein.

4.7 Financing. Buyer has (i) and will have at Closing, sufficient funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement, (ii) and will have at Closing, the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) not incurred and will not incur any obligation, commitment, restriction or liability of any kind, absolute or contingent, which would impair or adversely affect such resources and capabilities.

ARTICLE V

COVENANTS

5.1 Closing Efforts.

(a) Each of the Parties shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable prior to the Closing Date to consummate the transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary, commencing with the date of this Agreement above, until completion of Closing, none of Buyer, its affiliates, and their representatives, employees, and agents shall communicate, or cause any communication, with any other party to any Material Business Agreement, whether orally, in writing, or otherwise, without the Seller’s advance written consent, not to be unreasonably withheld, delayed or conditioned, except in accordance with the Transition Agreement.

5.2 Regulatory Matters. Subject to the terms of this Agreement, each of the Parties shall use commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Entities that may be or become necessary for the consummation of the transactions contemplated by this Agreement and shall cooperate fully with each other in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each of the Parties shall promptly file, as applicable, (or cause to be filed) a Notification and Report Form and related material with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the Hart-Scott-Rodino Act and any comparable antitrust filings required in jurisdictions other than the United States (which shall be made promptly after the date hereof), and shall coordinate in making any further filings or information submissions pursuant thereto that may be necessary, proper or advisable.

5.3 Operation of Business. Except as set forth on Section 5.3 of the Business Disclosure Letter or as otherwise required or contemplated by this Agreement or the Ancillary Agreements, commencing upon signing until the Closing, Seller shall not, without the written consent of Buyer (such written consent not to be unreasonably withheld, delayed or conditioned):

(a) sell, lease, license or dispose of any of the Transferred Assets, other than as may be required to fulfill any obligations under any Transferred Agreements and Material Business Agreements;

(b) incur or assume any material liabilities or obligations that would constitute an Assumed Liability, other than as may be required to fulfill any obligations under any Transferred Agreements or Material Business Agreements;

(c) mortgage or pledge or subject any Transferred Asset to an Encumbrance that does not exist as of the Closing Date, other than as may be required to fulfill any obligations under any Transferred Agreements or Material Business Agreements;

(d) terminate (except pursuant to its terms), or materially modify or amend any Transferred Agreement; or

(e) agree to take any of the foregoing actions.

Seller shall not be considered in breach of this Section 5.3 as a result of any results of Buyer’s activities under the Transition Agreement, and Buyer hereby waives any failures to comply that result from Buyer’s activities.

5.4 Transition. During the one (1) month period immediately following the Closing Date, Seller agrees to take the following actions to effect the transfer to Buyer of the Transferred Assets and Licensed Know-How. Seller agrees to make the Transferred Equipment and Raw Materials and Inventory available for pickup by Buyer. Buyer shall bear all risk of packing, loading and transporting such Transferred Assets. Seller also agrees to make available to Buyer at Seller’s facilities the documents included in the Transferred Know-How and the Licensed Know-How that are in Seller’s possession and control, so that Buyer may make a copy of all documentation in the Transferred Know-How and Licensed Know-How at Buyer’s cost. Seller will reasonably assist Buyer in the technical transfer of the quality control assays which Seller has been performing for the “Xcyte Dynabeads” prior to February 1, 2006. Seller will provide up to a total of one week of one employee’s time for the foregoing purposes. Buyer shall promptly reimburse Seller for all out of pocket expenses incurred for such purpose upon invoice. All such activities shall be subject to the Parties obtaining in advance any needed consent or authorization from any applicable party to the Material Business Agreements and Transferred Agreements.

5.5 Tax Matters.

(a) Seller Tax Returns. Subject to Section 5.5(b) below, Seller will prepare and file all Tax Returns of Seller (including Tax Returns required to be filed after Closing Date) to the extent such Tax Returns include or relate to the operations of the Transferred Assets or the use or ownership of the Transferred Assets attributable to Pre-Closing Periods (the “Seller Tax Returns”). The Seller Tax Returns shall be true, complete and correct in all material respects and prepared in accordance with applicable Law. Seller will make all payments for Taxes required with respect to the Seller Tax Returns.

(b) Buyer Tax Returns. Buyer will be responsible for the preparation and filing of all Tax Returns it is required to file with respect to Buyer’s ownership or use of the Transferred Assets or its operation of the

Transferred Assets attributable to Post-Closing Periods (the “Buyer Tax Returns”). The Buyer Tax Returns shall be true, complete and correct in all material respects and prepared in accordance with applicable Law. Buyer will make all payments for Taxes required with respect to the Buyer Tax Returns.

(c) Property Taxes. Notwithstanding anything herein to the contrary, in the case of any real or personal property taxes or similar ad valorem taxes attributable to the Transferred Assets for which taxes are reported on a tax return covering a period commending before the Closing Date and ending thereafter (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis. The party required by law to pay any such Straddle Period Tax (the “Paying Party”) to the extent such payment exceeds the obligation of the Paying Party hereunder shall provide the other (the “Non-Paying Party”) with proof of payment, and within ten (10) days of receipt of such proof of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes. The party required by law to file a tax return with respect to Straddle Period Taxes shall do so within the time period prescribed by Law.

(d) FIRPTA Certificate. On or prior to the Closing Date, Seller will furnish to Buyer a certificate of non-foreign status as described in Treasury Regulations Section 1.1445-2(b)(2).

5.6 Confidentiality. Each Party may disclose Confidential Information to the other in connection with this Agreement or in connection with any negotiation or due diligence related to this Agreement. As used herein, “Confidential Information” of a Party means any information and materials disclosed by or on behalf of that Party to the other Party, either directly or indirectly, in writing, orally or by inspection of tangible objects which is not generally available in the public domain, including as disclosed prior to execution of this Agreement by the Parties. Confidential Information shall not include information that (i) was publicly known or made generally available in the public domain prior to the time of disclosure by the disclosing Party; (ii) becomes publicly known or made generally available after disclosure by the disclosing Party to the receiving Party through no action or inaction of the receiving Party; (iii) is already in the possession of the receiving Party at the time of disclosure by the disclosing Party as shown by the receiving Party’s files and records immediately prior to the time of disclosure other than from the disclosing Party; (iv) is obtained by the receiving Party from a third party without a breach of such third party’s obligations of confidentiality; or (v) is independently developed by the receiving Party without use of or reference to the disclosing Party’s Confidential Information, as shown by documents and other competent evidence in the receiving Party’s possession. Neither Party hereto shall use the Confidential Information of the other, except as necessary to enter into and achieve Closing of this Agreement prior to any termination or expiration of this Agreement. Neither Party shall have the right to disclose the Confidential Information of the other Party. Upon Closing, the terms and conditions of this Section 5.6 shall terminate only in respect of that portion of the Confidential Information that is part of the Transferred Assets (the ownership of which will have been transferred to Buyer), and such terms and conditions shall continue to apply to the Excluded Assets, Excluded Liabilities and the Transaction Materials. The “Transaction Materials” means the terms and conditions of this Agreement and the Ancillary Agreements. If this Agreement is, for any reason, terminated prior to the Closing, the terms and conditions of this Section 5.6 shall continue in full force and effect in all respects. Notwithstanding anything to the contrary, Seller shall not be considered in breach of any confidentiality obligation or commitment, and shall not have any liability or responsibility, as a result of any disclosure, use, or exploitation of any information or ideas retained in the memories of its employees (including former employees), and other individuals, that had access to the Transferred Intellectual Property prior to completion of the activities under Section 5.4 of this Agreement above. Additionally, Seller shall have no liability or responsibility as a result of any use, disclosure or other exploitation of Confidential Information or Transferred Know-How by any party to any Material Business Agreement or Transferred Agreement or any other agreement pursuant to which Confidential Information of Seller or Transferred Know-How was disclosed prior to the Closing Date. Seller shall have no obligation or responsibility to enforce, or maintain in force, or to perform under, any agreements to which Seller is a party after the Closing Date, and Seller shall have no liability or responsibility based upon such agreements, except in accordance with this Agreement as a result of a breach by Seller of a representation or warranty of Seller set forth in this Agreement.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF TRANSACTION

6.1 Conditions to Buyer’s and Seller’s Obligations. The respective obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions:

(a) All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act and applicable foreign antitrust laws shall have expired or otherwise been terminated and all approvals required under applicable foreign antitrust laws shall have been obtained.

(b) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

(c) The affirmative vote of the holders of a majority of the votes represented by the shares of the Seller’s common stock entitled to be cast at a special meeting to approve the asset sale contemplated hereby, shall have been obtained to approve the asset sale contemplated hereby (the “Stockholder Approval”).

(d) Seller shall have obtained the consent identified in Section 6.1(d) of the Business Disclosure Letter; provided that this condition shall be deemed waived, terminated, and of no force or effect if, within sixty (60) days after signing this Agreement, such consent has not been obtained and after such period Seller offers to grant an exclusive sublicense to Buyer under the agreement identified in Section 6.1(d) of the Business Disclosure Letter. For clarity, in such event, all obligations, responsibilities, and liabilities arising under such agreement identified in Section 6.1(d) of the Business Disclosure Letter after the Closing Date shall remain Assumed Liabilities.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Buyer) of the following additional conditions:

(a) The representations and warranties of Seller set forth in Article III shall have been true and correct on the date hereof and shall be true and correct at and as of the Closing as if made as of the Closing, except (i) for changes contemplated or permitted by this Agreement, (ii) those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (iii)) and (iii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Transferred Assets.

(b) Seller shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(c) Seller shall have delivered to Buyer a certificate executed by an authorized officer of Seller (the “Seller Certificate”) to the effect that each of the conditions specified in clauses (a) and (b) of this Section 6.2 is satisfied in all respects.

(d) Seller shall have delivered to Buyer the Seller Closing Deliverables.

6.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller) of the following additional conditions:

(a) The representations and warranties of Buyer set forth in Article IV shall have been true and correct on the date hereof and shall be true and correct at and as of the Closing as if made as of the Closing, except (i) those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (ii)), and (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect.

(b) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(c) Buyer shall have delivered to Seller a certificate executed by a duly authorized officer of Buyer (the “Buyer Certificate”) to the effect that each of the conditions specified in clauses (a) and (b) of this Section 6.3 is satisfied in all respects.

(d) Buyer shall have delivered to Seller the Buyer Closing Deliverables.

(e) Prior to or concurrently with the Closing, either (i) Seller shall have consummated a transaction (or series of related transactions) which constitutes an Acquisition of Seller or (ii) all of the conditions to the consummation of a transaction (or series of related transactions) which constitutes an Acquisition of Seller shall have been satisfied or waived in accordance with the provisions of the definitive agreement setting forth such conditions. For purposes of this Agreement, “Acquisition” means the occurrence of any of the following: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Seller representing fifty percent (50%) or more of the total voting power represented by the Seller’s then outstanding voting securities; (ii) any action or event occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors (“Incumbent Directors” shall mean directors who either (A) are directors of the Seller as of the date hereof, or (B) are elected, or nominated for election, to the Seller’s board of directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Seller)); or (iii) the consummation of a merger or consolidation between the Seller and any other corporation, other than a merger or consolidation which would result in the voting securities of the Seller outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Seller or such surviving entity outstanding immediately after such merger or consolidation.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

7.1 Survival of Representations and Warranties. The representations and warranties of Buyer and Seller contained in this Agreement shall survive the Closing solely for purposes of this Article VII and such representations and warranties shall terminate at the close of business on the date that is twelve (12) months after the Closing Date (the “End Date”). The obligations to indemnify and hold harmless an Indemnified Party pursuant to Section 7.2(a)(i) and for the breach of any covenant required to be performed by a Party prior to the Closing only, and Seller’s obligations under Section 7.2(c), shall terminate on the End Date; provided that such obligations to indemnify and hold harmless shall not terminate as to any Loss with respect to which the Indemnified Party shall have delivered to the Indemnifying Party a Notice of Claim in accordance with Section 7.4, or, in the event of a Third-Party Claim, given notice to the Indemnifying Party of such Third-Party Claim in accordance with Section 7.5, in each case on or prior to the End Date; provided further, that the obligations of the Buyer to assume, and indemnify the Seller for, the Assumed Liabilities shall survive the End Date.

7.2 Indemnification.

(a) Seller and Buyer shall indemnify, defend and hold harmless the other Party and its affiliates, and their respective officers, directors, stockholders, employees, representatives and agents (each an “Indemnified Party”), from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) incurred or paid (collectively, “Losses”) by any Indemnified Party to the extent that the Losses arise by reason of, or result from (i) any breach of any representation or warranty of the other Party contained in this Agreement or (ii) the breach or failure to perform by the other Party of any covenant or agreement of such Party contained in this Agreement or any Ancillary Agreement.

(b) Buyer further agrees to indemnify and hold harmless Seller and any Indemnified Party of Seller with respect to any failure of Buyer to pay, perform or otherwise discharge from and against any and all Losses to the extent that the Losses (i) are one of the Assumed Liabilities, (ii) arise by reason of or result from all obligations, responsibilities and liabilities, known or unknown, absolute or contingent, with respect to the Transferred Assets, the basis of which arises or accrues on or after the Closing Date.

(c) For a period of twelve (12) months after the Closing Date, Seller agrees to indemnify and hold harmless Buyer and any Indemnified Party of Buyer with respect to any failure of Seller to pay, perform or otherwise discharge from and against any and all Losses to the extent that the Losses are one of the Excluded Liabilities.

7.3 Limitations.

(a) The Indemnifying Party’s liability for all claims for indemnifiable Losses made under Section 7.2(a)(i) and 7.2(c) of this Article VII (each a “Claim”) shall be subject to the following limitations: (x) the Indemnifying Party shall have no liability for any Claims until the aggregate amount of the Losses finally determined to have been incurred or paid shall exceed five percent (5%) of the Purchase Price (“Qualified Losses”), in which case the Indemnifying Party shall be liable for the Qualified Losses, and (y) the Indemnifying Party’s aggregate liability for all such Losses shall not exceed twenty five percent (25%) of the Purchase Price.

(b) Notwithstanding anything contained in this Agreement to the contrary, the amount of the Indemnifying Party’s liability under this Agreement shall be net of (i) any insurance proceeds or other third party indemnity or contribution amounts recoverable by an Indemnified Party, and (ii) any Tax savings that reduce the overall impact of the Losses upon the Indemnified Party. Each Party shall use commercially reasonable efforts to mitigate its damages.

(c) Notwithstanding anything contained in this Agreement to the contrary, no Party shall be liable to the other Party for any indirect, special, punitive, exemplary, reliance or consequential loss or damage (including any loss of revenue or profit) arising out of this Agreement.

7.4 Procedures for Indemnification.

(a) In the event an Indemnified Party shall have a Claim for Losses under this Article VII, Buyer or Seller (on behalf of itself or its affiliates), as the case may be, shall promptly send written notice of such Claim (the “Notice of Claim”) to the Indemnifying Party. Such notice must (i) state the amount of Losses incurred or paid by the Indemnified Party, (ii) specify in reasonable detail the individual items of Losses included in the amount stated, the date each such item was incurred or paid, and the nature of the misrepresentation, breach of warranty or covenant to which such Loss is related (including specific references to the applicable representation or covenant), and (iii) be executed by a duly authorized officer of Buyer or Seller, as the case may be.

(b) The Indemnifying Party may make a written objection (“Objection”) to any Claim for indemnification delivered pursuant to Section 7.4(a). The Objection shall be delivered to the Indemnified Party within 20 days after delivery of the Notice of Claim.

(c) In the event of a dispute that the Parties are able to resolve, the Parties shall prepare and sign a memorandum setting forth such agreement, and the Indemnifying Party shall pay to the Indemnified Party by wire transfer of immediately available funds to an account designated by such Indemnified Party the agreed-upon amount of the Loss (if any) within 15 days of the date of such written memorandum.

(d) If, within thirty (30) days of delivery of the notice of Objection (as such period may be extended by mutual agreement between the Parties), the Parties are unable to resolve a dispute over the Claim for indemnification to which the Objection has been made, the dispute shall be resolved exclusively by binding arbitration, pursuant to Section 7.8.

7.5 Third Party Claims.

(a) The Indemnified Party seeking indemnification under this Agreement shall promptly (and in any event within ten (10) business days of becoming aware of a Third-Party Claim) notify the Party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any third party, in respect of which indemnity may be sought by the Indemnified Party under this Article VII (a “Third-Party Claim”) and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give timely notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered prejudice by such failure, and except as provided in Section 7.1).

(b) The Indemnifying Party shall have the right, but not the obligation, exercisable in its sole discretion by written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Third-Party Claim, to assume the defense and control the settlement of such Third-Party Claim, subject to Section 7.5(b). The non-controlling Party shall have the right to participate in (but not control), at its own expense, the defense and settlement of any Third-Party Claim. If the Indemnifying Party does not elect to undertake and conduct the defense of a Third-Party Claim, the Indemnified Party shall undertake the defense of such Third-Party Claim.

(c) In the event the Indemnifying Party has assumed the defense of any Third-Party Claim, the Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement or judgment relates solely to monetary damages, in which case, no such consent shall be required. The Indemnified Party shall have the right to settle, or consent to the entry of any judgment arising from, any Third-Party Claim for which the Indemnifying Party has not assumed the defense. The Indemnifying Party shall not otherwise be responsible for any settlement made without its prior written consent, not to be unreasonably withheld or delayed.

(d) Whether or not the Indemnifying Party elects to defend or prosecute any Third-Party Claim, both Parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

7.6 Exclusive Remedy. The indemnification provided in this Article VII shall be the sole and exclusive remedy after the Closing Date for damages available to the Parties to this Agreement for breach, or failure to perform or be true, as applicable, of any of the terms, conditions, representations, warranties or covenants contained herein or any right, claim or action arising from the transactions contemplated by this Agreement.

7.7 Asset Acquisition Statement. Amounts payable in respect of the Parties’ indemnification obligations or in connection with the Revenue Sharing Agreement shall be treated as an adjustment to the Purchase Price and shall be allocated in a manner consistent with the Purchase Price allocation prepared pursuant to Section 2.8 above.

7.8 Binding Arbitration. Any Disputed Claim shall be resolved exclusively and solely by binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”) and in accordance with the following: (a) there shall be three (3) arbitrators, one of whom shall be a member of the American College of Trial Lawyers (who shall chair the arbitration panel) and one of whom shall be a certified public accountant; (b) the arbitration shall take place in Palo Alto, California, and in no other place; (c) the arbitration shall be conducted in accordance with the procedural laws of the U.S. Federal Arbitration Act, to the extent not inconsistent with the Rules or this Section 7.8; (d) subject to legal privileges, each party shall be entitled to conduct discovery in accordance with the Federal Rules of Civil Procedure; (e) at the arbitration hearing, each party shall be permitted to make written and oral presentations to the arbitration panel, to present testimony and written evidence and to examine witnesses; (f) the arbitration panel shall have the power to grant temporary or permanent injunctive relief and to order specific performance; (g) the arbitration panel shall have the power to order either party to pay, or to allocate between the parties, the fees and expenses of the arbitrators and of the American Arbitration Association and to order either party to pay all or a portion of the other party’s attorneys’ fees and expenses incurred in connection with a Disputed Claim and the arbitration; and (h) the arbitration panel shall issue a written decision explaining the bases for the final ruling, and such decision shall be final and binding on the Parties hereto, and not subject to appeal, and may be entered as final judgment, and will be enforceable, in any court of competent jurisdiction.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. Buyer or Seller may terminate this Agreement prior to the Closing, as provided below:

(a) Buyer and Seller may terminate this Agreement by mutual written consent;

(b) Buyer may terminate this Agreement by giving written notice to Seller in the event Seller is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 6.2 not to be satisfied and (ii) is not cured upon the earlier of (x) 30 days following delivery by Buyer to Seller of written notice of such breach, or (y) the Termination Date;

(c) Seller may terminate this Agreement by giving written notice to Buyer in the event Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 6.3 not to be satisfied and (ii) is not cured upon the earlier of (x) 30 days following delivery by the Seller to Buyer of written notice of such breach or (y) the Termination Date;

(d) Buyer or Seller may terminate this Agreement if the Closing shall not have occurred by April 30, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Party whose breach of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before such date;

(e) Buyer or Seller may terminate this Agreement if a Governmental Entity shall have issued an order, decree or ruling; shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, order or award; or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, which order, decree, ruling or other action is final and nonappealable; and

(f) Buyer or Seller may terminate this Agreement if the approval by the stockholders of the Seller required for the consummating the transaction contemplated hereby shall not have been obtained, following the taking of such vote at a duly held meeting of the stockholders of the Seller or at any adjournment thereof.

8.2 Effect of Termination. Any termination of this Agreement pursuant to Section 8.1 above shall be effective immediately upon delivery of a valid written notice of the terminating Party to the other Party hereto. If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for willful breaches of this Agreement). Any breach by Buyer of Section 4.7 or 5.1(b) shall be deemed for all purposes of this Agreement as a “willful” breach of this Agreement, entitling Seller to recover damages and expenses. Notwithstanding the foregoing, the provisions of Article IX shall survive the termination of this Agreement and the provisions of Section 5.6 above shall survive termination of this Agreement to the extent set forth therein.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it reasonably believes is necessary under applicable Law, regulation or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Party and provide it with a copy of the proposed disclosure prior to making such disclosure). Additionally, notwithstanding anything to the contrary, each Party may disclose this Agreement without consent (i) to advisors, investors and others on a need-to-know basis under conditions which reasonably ensure the confidentiality thereof, (ii) as required by any court or other governmental body; (iii) as otherwise required by law; (iv) in confidence to legal counsel of such parties; (v) in confidence, in connection with the enforcement of this Agreement or rights under this Agreement; (vi) in confidence, in connection with a merger, acquisition of stock or assets, proposed merger or acquisition, or the like; or (vii) as advisable or required in connection with any government or regulatory filings, including without limitation filings with the SEC; provided however, that prior to any disclosure under (ii), (iii) or (vii) above, the non-disclosing Party shall be allowed to review the proposed disclosure, and the disclosing Party agrees to consider in good faith any proposed revisions thereof provided to the disclosing Party within two (2) business days of the non-disclosing Party’s receipt of the proposed disclosure.

9.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except as provided in Section 7.2.

9.3 Entire Agreement. This Agreement (including the documents referred to herein) and the Ancillary Agreements constitute the entire agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder, without the prior written approval of the other Party, except that Buyer may assign this Agreement to one of its Affiliates without the consent of Seller and Seller may assign this Agreement in connection with any sale of all or substantially all of its remaining assets, whether by way of merger, acquisition of stock or assets, operation of the law, or otherwise. Any transfers in violation of the foregoing shall be void.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (x) three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (y) one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service or (y) on the date sent after transmission by facsimile with written confirmation, in each case to the intended recipient as set forth below:

If to Seller:	Copies to:

Xcyte Therapies, Inc. 1124 Columbia Street, Suite 130 Seattle, WA 98104 Attention: Telecopy:	Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Ave., Suite 5100 Seattle, WA 98104 Attention: Patrick Schultheis and Burke Norton Telecopy: 206-883-2500

If to Buyer:	Copy to:

Invitrogen Corporation 1600 Faraday Avenue Carlsbad, CA 92008 Attention: Chief Executive Officer Telecopy 760- 476-6326	Invitrogen Corporation 1600 Faraday Avenue Carlsbad, CA 92008 Attention: General Counsel Telecopy 760- 476-6326

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Washington.

9.9 Exclusive Jurisdiction. With respect to any matter based upon or arising out of this Agreement or the transactions contemplated by this Agreement that seeks temporary or injunctive relief or specific performance, each of the Parties (a) irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of Washington located in King County, (b) agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons, (c) waives the defense of an inconvenient forum and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process, and (d) agrees that a final judgment in such legal proceeding shall be final, binding and enforceable in any court of competent jurisdiction. Each Party agrees not to commence any legal proceedings subject to this Section 9.9 except in such courts.

9.10 Binding Arbitration. Each Party irrevocably agrees and acknowledges that, subject only to Section 9.9 above, any claim, dispute, controversy or other matter based upon, arising out of or relating to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, including (i) as to the existence, validity, enforceability or interpretation of any such claim, (ii) the performance, failure to perform, breach, waiver or termination of any provision in dispute, (iii) any such claim in tort, or (iv) any such claim raising questions of law, in each case, whether arising before or after termination of this Agreement (each a “Disputed Claim”), shall be resolved, as between the Parties, exclusively and solely by binding arbitration in accordance with Section 7.8.

9.11 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Any delay of exercise of any right under this Agreement shall not constitute a waiver of such right.

9.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The Parties shall use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.13 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.

(d) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(e) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f) References to “dollar” or “$” contained herein are to United States Dollars (unless otherwise specified).

(g) The words “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

9.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.15 Expenses. Except as expressly provided in this Agreement, the Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

9.16 Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms thereof and that, prior to the termination of this Agreement pursuant to its terms, the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the date first above written.

XCYTE THERAPIES, INC.

By:	/s/ ROBERT L. KIRKMAN
Title:	Acting President & CEO

INVITROGEN CORP.

By:	/s/ JON HINDAR
Title:	Senior Vice President

ANNEX D

XCYTE THERAPIES, INC.

DATED                     , 2006

2006 STOCK OPTION AND AWARD PLAN

Effective                     , 2006

D-i

D-ii

Xcyte Therapies, Inc. (the Company) hereby establishes the Xcyte Therapies, Inc. 2006 Stock Option and Award Plan (the Plan) effective                     , 2006, which has been approved by the holders of a majority of the shares of the stock present in person or by proxy and voting at a duly called meeting of the stockholders of the Company held on                     , 2006.

1. PURPOSE

The primary purpose of the Plan is to provide a means by which directors, officers and other employees of the Company and its Parent and Subsidiaries (as defined herein) can acquire and maintain equity ownership in the Company, thereby strengthening their commitment to the success of the Company and its Subsidiaries and their desire to remain employed by the Company and its Subsidiaries. The Plan also is intended to attract, employ, and retain directors, officers and other employees and to provide such persons with additional incentive and reward opportunities designed to encourage them to enhance the profitable growth of the Company and its Subsidiaries.

2. DEFINITIONS

The following words and phrases, when used herein, unless their context clearly indicates otherwise, shall have the following respective meanings:

Affiliate means an “affiliate” within the meaning set forth in Rule 405 under the 1933 Act.

Award means a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or SARs.

Award Agreement means any written agreement, contract or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Grantee.

Board means the board of directors of the Company.

Cash Position means the Company’s or a business unit’s level of cash and cash equivalents.

Cause means discharge of a Grantee (a) on account of fraud, embezzlement or other unlawful or tortious conduct, whether or not involving or against the Company or any Subsidiary or affiliate, (b) for willful violation of a policy of the Company or any Subsidiary or affiliate, (c) for serious and willful acts of misconduct detrimental to the business or reputation of the Company or any Subsidiary or affiliate; provided, however, that “Cause” shall instead have the meaning set forth in the Grantee’s written employment contract or in the Grantee’s Award Agreement. The determination of whether a discharge of a Grantee is for Cause shall be determined in good faith by the Committee whose decision shall be final and binding.

Change of Control means that any of the following events shall have occurred: (a) any person, partnership, joint venture, corporation or other entity, or two or more of any of the foregoing acting as a group (or any “person” within the meaning of Sections 13(d)(3) and 14(d) of the 1934 Act), other than the Company, a Subsidiary, or an employee benefit plan (or related trust) of the Company or a Subsidiary, become(s) the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act) of 30% or more of the then-outstanding voting stock of the Company; (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board (together with any new director whose election by the Board or whose nomination for election by the Company’s stockholders, was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; (c) all or substantially all of the business of the Company is disposed of pursuant to a merger, consolidation or other transaction in which the Company is not the surviving corporation or the Company combines with another company and is the surviving corporation (unless the stockholders of the Company immediately following such merger, consolidation, combination, or other transaction beneficially own, directly or indirectly, more than 50% of the aggregate voting stock or other ownership interests of (x) the entity or entities, if any, that succeed to the business of the Company or (y) the combined company); (d) the Company is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which the Board in office immediately prior to such transaction or event constitutes less than a majority of the Board thereafter; or (e) the stockholders of the Company approve a sale of all or substantially all of the assets of the Company or a liquidation or dissolution of the Company. Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred if Cyclacel Group plc is or becomes the beneficial owner of 30% or more of the outstanding voting stock of the Company.

Committee means the committee of the Board appointed pursuant to Section 4.1.

Company means Xcyte Therapies, Inc., a Delaware corporation.

Consultant means any person who is engaged by the Company or any Parent or Subsidiary to render consulting or advisory services to such entity.

Director means a member of the Board.

Disability means a disability of a nature that would qualify the Grantee for long-term benefits under the Company’s long-term disability plan; provided, however, that with respect to an Incentive Stock Option, “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Internal Revenue Code.

Earnings Per Share means as to any Performance Period, the Company’s or a business unit’s Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with generally accepted accounting principles.

Effective Date means                     , 2006, which is the date the Plan was adopted by the Board.

Employee means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.

Exchange Program means a program under which (i) outstanding Awards are surrendered or canceled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Committee in its sole discretion.

Fair Market Value of any Share, as of any applicable date, means (a) if Shares are then listed on a national securities exchange, the “fair market value” shall be the closing price for a Share on such exchange on the date in question, or, if there has been no sale of such security on that date, the closing price for a Share on such exchange on the last preceding business day on which such security was traded; (b) if Shares are then not listed on a national securities exchange, the “fair market value” shall be the mean of the bid and asked prices for a Share in the over the counter market as reported by the NASDAQ Stock Market (NASDAQ) on that date, or, if there be no such quotation on that date, such prices on the last preceding business day on which there was such a quotation; or (c) in the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee.

Freestanding SAR means a SAR that is granted independently of any Option.

Grant Date means, with respect to an Award, the date the Award was granted.

Grantee means an individual who has been granted an Award.

Incentive Stock Option means an Option to purchase Shares that is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Internal Revenue Code.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended, and any succeeding Internal Revenue Code, and references to sections herein shall be deemed to include any such section as amended, modified or renumbered.

Net Income means as to any Performance Period, the income after taxes of the Company for the Performance Period determined in accordance with generally accepted accounting principles.

1934 Act means the Securities and Exchange Act of 1934, as amended.

1933 Act means the Securities Act of 1933, as amended.

Nonqualified Stock Option means an Option to purchase Shares that is not intended to be an Incentive Stock Option.

Operating Cash Flow means the Company’s or a business unit’s sum of Net Income plus depreciation and amortization less capital expenditures plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses, determined in accordance with generally acceptable accounting principles.

Operating Income means as to any Performance Period, the Company’s or a business unit’s income from operations determined in accordance with generally accepted accounting principles.

Option means any incentive stock option or nonqualified stock option granted under the Plan.

Option Price means the per share purchase price of a Share subject to an Option.

Parent means any corporation (other than the Company) in an unbroken chain of corporations ending with the employer corporation if, at the time of granting an option, each of the corporations other than the employer corporation owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

Performance Based Exception means the performance-based exception set forth in Section 162(m)(4)(C) of the Internal Revenue Code from the deductibility limitations of Section 162(m) of the Internal Revenue Code.

Performance Goals means the goals determined by the Committee, in its sole discretion, to be applicable to a Grantee with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Position, (b) Earnings Per Share, (c) Net Income, (d) Operating Cash Flow, (e) Operating Income, (f) Return on Assets, (g) Return on Equity, (h) Return on Sales, (i) Revenue, and (j) Total Stockholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. The Administrator shall appropriately adjust any evaluation of performance under a Performance Goal to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial conditions and results of operations appearing in the Company’s annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the Company’s or a business units’ reported results. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, passage of time and/or against another company or companies), (iii) on a per-share basis, (iv) against the performance of the Company as a whole or of a business unit of the Company, and/or (v) to the extent not otherwise specified by the definition of the Performance Goal, on a pre-tax or after-tax basis.

Performance Period means the applicable time period established by the Committee, in its sole discretion, during which the performance objectives applicable to an Award must be met.

Performance Share means any Award granted under Section 8.

Performance Unit means any Award granted under Section 8.

Period of Restriction means the period during that Shares of Restricted Stock and Restricted Stock Units are subject to forfeiture and/or restrictions of transferability.

Plan means the Xcyte Therapies, Inc. 2006 Stock Option and Award Plan as set forth herein and as it may from time to time be amended.

Restricted Stock means any Award granted under Section 6.8.

Restricted Stock Unit means any Award granted under Section 6.8.

Return on Assets means as to any Performance Period, the percentage equal to the Company’s or a business unit’s Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets, determined in accordance with generally accepted accounting principles.

Return on Equity means as to any Performance Period, the percentage equal to the Company’s Net Income divided by average stockholder’s equity, determined in accordance with generally accepted accounting principles.

Return on Sales means as to any Performance Period, the percentage equal to the Company’s or a business unit’s Operating Income before incentive compensation, divided by the Company’s or the business unit’s, as applicable, revenue, determined in accordance with generally accepted accounting principles.

Revenue means as to any Performance Period, the Company’s or business unit’s net sales, determined in accordance with generally accepted accounting principles.

SEC means the U.S. Securities and Exchange Commission.

Officer means a person who is an officer of the Company within the meaning of Section 16 of the 1934 Act and the rules and regulations promulgated thereunder.

Section 16 Grantee means a person subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions involving equity securities of the Company.

Service Provider means an Employee, Director or Consultant.

Share means the Common Stock of the Company, par value $0.001 per share.

Stock Appreciation Right or SAR means an Award, granted alone or in connection with a related Option, that pursuant to Section 6 is designated as a SAR.

Subsidiary means a corporation as defined in Section 424(f) of the Internal Revenue Code with the Company being treated as the employer corporation for purposes of this definition.

10% Owner means a person who owns stock (including stock treated as owned under Section 424(d) of the Internal Revenue Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company.

Tandem SAR means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase an equal number of Shares under the related Option (and when a Share is purchased under the Option, the SAR shall be canceled to the same extent).

Termination of Employment occurs on the last day an individual is employed by the Company or any of its Subsidiaries or any Parent or the acceptance by the Company of a directors resignation from the board; notwithstanding the foregoing, for an individual who is an employee of a Subsidiary, the individual shall be deemed to have a Termination of Employment on the last day on which the Company owns voting securities possessing at least 50% of the aggregate voting power of such Subsidiary’s outstanding voting securities.

Total Stockholder Return means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a share of the Company’s common stock.

3. SHARES SUBJECT TO THE PLAN

3.1 Number of Shares

Subject to adjustment as provided in Section 3.3, the total number of Shares available for grant under the Plan shall not exceed 986,120 Shares. Any Shares issued in connection with Awards shall be counted as one Share for every Share subject thereto for purposes of the above limit. Shares granted under the Plan may be either authorized but unissued Shares or treasury Shares. All Shares available for grant under the Plan may be issued in the form of Incentive Stock Options.

3.2 Lapsed Awards

If an Award terminates, expires or lapses, for any reason, any Shares subject to such Award again shall be available to be the subject of an Award. If an Award expires, lapses or becomes unexercisable without having been exercised in full or, with respect to Options, Restricted Stock, Performance Shares, Performance Units or Restricted Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated).

3.3 Adjustments in Awards and Authorized Shares

(a) Except with respect to the Reverse Stock Split (defined below), in the event of any merger, reorganization, consolidation, recapitalization, reclassification, separation, liquidation, stock dividend, stock split, reverse stock split, repurchase, spin-off, split-up, Share combination, or other similar change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the number and class of Shares that may be delivered under the Plan, the number, class and price of Shares subject to outstanding Awards, and the numerical limits of Sections 5.1, 6.1, 7.1 and 8.1, in such manner as the Committee (in its sole discretion) shall determine to be appropriate to prevent the dilution or diminution of such Awards and any such adjustment may, in the sole discretion of the Committee, take the form of Options covering more than one class of Shares. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Notwithstanding anything to the contrary contained herein, the consummation of the 1 for 10 reverse stock split to be effected in connection with the transactions contemplated by the Stock Purchase Agreement, dated December 15, 2005, by and between the Company and Cyclacel Group plc (the “Reverse Stock Split”), shall not effect the number of Shares available for grant under this plan which shall remain at 986,120 Shares following the Reverse Stock Split. The provisions of Section 3.3(a) shall not apply to the Reverse Stock Split.

(c) Any adjustment contained in this Section 3.3 shall be conclusive and binding for all purposes of the Plan.

3.4 Awards Granted to Non-US Employees

Awards may be granted to Service Providers who are foreign nationals or employed or provide services outside the United States, or both. Notwithstanding any provisions of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which individuals (if any) employed by the Company outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of any Awards made to Grantees, and (iii) establish subplans and modified Option exercise procedures and other Award terms and procedures to the extent such actions may be necessary or advisable. Awards to such individuals may be made on such terms and conditions different from those applicable to employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for employees on assignment outside their home country.

3.5 Share Counting

The following shall apply in determining the number of Shares remaining available for grant under this Plan:

(a) In connection with the granting of an Option or other Award (other than a Performance Unit denominated in dollars), the number of Shares available for issuance under this Plan shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated, pursuant to Section 3.1; provided, however, that where a SAR is settled in Shares, the number of Shares available for issuance under this Plan shall be reduced only by the number of Shares issued in such settlement. Shares used to pay the exercise price of an Option or the purchase price of Restricted Stock shall not become available for future grant or sale under the Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the Plan.

(b) Whenever any outstanding Option or other Award (or portion thereof) expires, is canceled, is forfeited, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the Shares allocable to the expired, canceled, forfeited, settled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted under this Plan.

(c) Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan; provided, however, that if Shares of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company at their original purchase price or are forfeited to the Company, such Shares shall become available for future grant under the Plan.

4. ADMINISTRATION

4.1 Administrative Committee

The Plan shall be administered by the Board unless the Board determines at any time that it shall be administered by the Compensation Committee of the Board, which shall consist of not less than two persons who are directors of the Company, each of whom shall qualify as (a) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and (b) a “non-employee director” within the meaning of Rule 16b-3 promulgated under Section 16(b) of the 1934 Act; provided, however, if there are less than two persons who so qualify, then the Committee shall consist of all the directors serving on the Board. The Board or the Compensation Committee (or their respective designees) administering the Plan is referred to herein as the “Committee”).

4.2 Authority of the Committee

The Committee shall have full and final authority, in its discretion, but subject to the express provisions of the Plan, as follows:

(a) to grant Awards and to select the Service Providers to be granted Awards;

(b) to determine Fair Market Value;

(c) to determine (1) when Awards may be granted and any conditions that must be satisfied before an Award is made and (2) what types of Awards will be granted and the size and terms thereof, including, but not limited to, the exercise price, the date of grant, the time or times when Awards may be exercised (or are earned) (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee, in its sole discretion, shall determine;

(d) to institute an Exchange Program; however, the Committee may not institute an Exchange Program without stockholder approval, except for adjustments made pursuant to Section 3.3.

(e) to interpret the Plan and to make all determinations necessary or advisable for the administration of the Plan;

(f) to establish objectives and conditions for earning Awards;

(g) to determine whether an Award shall be evidenced by an agreement and, if so, to determine the terms of such agreement (which shall not be inconsistent with the Plan) and who must sign such agreement;

(h) to determine whether the conditions for earning an Award have been met and whether an Award will be paid at the end of the performance period;

(i) to determine if and when an Award may be deferred;

(j) to determine whether the amount or payment of an Award should be reduced or eliminated;

(k) to determine the guidelines and/or procedures for the payment or exercise of Awards; and

(l) to determine whether an Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether any Awards granted Named Executive Officers (as defined for purposes of Section 162(m) of the Internal Revenue Code) comply with the Performance Based Exception under Section 162(m) of the Internal Revenue Code.

(m) to prescribe, amend, and rescind rules relating to the Plan;

(n) to determine, subject to the terms of the Plan, the terms and provisions of the written agreements by which all Awards shall be granted and to modify any such Award Agreement at any time (with the consent of the Grantee to the extent such modification is adverse to the Grantee); and

(o) to impose such additional conditions, restrictions, and limitations upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate.

The determination of the Committee on all matters relating to the Plan or any Award or Award Agreement shall be conclusive and final. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award and binding on all parties concerned, including the Company, its stockholders and any person receiving an Award under the Plan.

To the extent not prohibited by law, the Committee may delegate its authority hereunder and may grant authority to employees or designate employees of the Company to execute documents on behalf of the Committee or to otherwise assist the Committee in the administration and operation of the Plan.

5. STOCK OPTIONS

5.1 Grant of Options

Subject to the terms and provisions of the Plan, Options may be granted to Service Providers at any time and from time to time as determined by the Committee in its sole discretion; provided, however, that Incentive Stock Options may be granted only to Employees. In selecting the individuals to whom Options may be granted, in determining the number of Shares subject to each Option, and in determining the other terms and conditions applicable to each Option, the Committee shall take into consideration such factors as it deems relevant in promoting the purposes of the Plan. The Committee, in its sole discretion, may grant Incentive Stock Options, Nonqualified Stock Options, or a combination thereof. No Service Provider shall be granted Options covering more than              Shares in any one calendar year; notwithstanding this limit, however, in connection with such individual’s initial employment with the Company, he or she may be granted options covering an additional              Shares.

5.2 General Conditions

(a) The Grant Date of an Option shall be the date on which the Committee grants the Option or such later date as specified in advance by the Committee.

(b) The term of each Option shall be a period of not more than ten years from the Grant Date, and shall be subject to earlier termination as herein provided.

(c) A Grantee may, if otherwise eligible, be granted additional Options.

(d) No Option may be granted more than 10 years from the earlier of the date the Plan is adopted or the date the Plan is approved by the Stockholders of the Company.

5.3 Option Price

No later than the Grant Date of any Option, the Committee shall determine the Option Price of such Option. Subject to Section 5.4 with respect to Incentive Stock Options, the Option Price of an Option shall be at such price (which may not be less than 100% of the Fair Market Value of a Share on the Grant Date unless the Option was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company, including as a result of the transactions contemplated by the Stock Purchase Agreement, dated as of December 15, 2005, by and between the Company and Cyclacel Group plc, as amended), as the Committee, in its discretion, shall determine.

5.4 Grant of Incentive Stock Options

At the time of the grant of any Option, the Committee may designate that such Option shall be made subject to additional restrictions to permit it to qualify as an Incentive Stock Option. Any Option designated as an Incentive Stock Option:

(a) shall have an Option Price of (1) not less than 100% of the Fair Market Value of a Share on the Grant Date or (2) in the case of a 10% Owner, not less than 110% of the Fair Market Value of a Share on the Grant Date;

(b) shall have a term of not more than ten years (not more than five years, in the case of a 10% Owner) from the Grant Date, and shall be subject to earlier termination as provided herein or in the applicable Award Agreement;

(c) shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at its Grant Date) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by such Grantee during any calendar year (under the Plan and any other employee stock option plan of the Grantee’s employer or any Parent or Subsidiary thereof (Other Plans)), determined in accordance with the provisions of Section 422 of the Internal Revenue Code, which exceeds $100,000 (the $100,000 Limit). For purposes of this Section, Incentive Stock Options shall be taken into account in the order in which they were granted;

(d) shall, if the aggregate Fair Market Value of the Shares (determined on the Grant Date) with respect to all Incentive Stock Options previously granted under the Plan and any Other Plans (Prior Grants) and any Incentive Stock Options under such grant (the Current Grant) that are exercisable for the first time during any calendar year would exceed the $100,000 Limit, be exercisable as a separate Nonqualified Stock Option at such date or dates as are provided in the Current Grant;

(e) shall be granted within 10 years from the earlier of the date the Plan is adopted or the date the Plan is approved by the stockholders of the Company; and

(f) shall require the Grantee to notify the Committee of any disposition of any Shares issued pursuant to the exercise of the Incentive Stock Option within two years of the date of grant or within one year of the date of exercise (except in the event of the death of the Grantee), within 10 days of such disposition.

5.5 Substitute Options

If the Committee cancels any Option granted under this Plan, (or any plan of any entity acquired by the Company or any of its Subsidiaries), and a new Option is substituted therefor, then the Committee may, in its discretion, determine the terms and conditions of such new Option and may, in its discretion, provided that the grant date of the canceled option shall be the date used to determine the earliest date or dates for exercising the new substituted Option under Section 5.7 hereof so that the Grantee may exercise the substituted Option at the same time as if the Grantee had held the substituted Option since the grant date of the canceled option; provided that no Option shall be canceled without the consent of the Grantee if the terms and conditions of the new Option to be substituted are not at least as favorable as the terms and conditions of the Option to be canceled.

5.6 Nontransferability

Unless the Committee shall otherwise determine, each Option granted hereunder shall by its terms not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Grantee’s lifetime, only by the Grantee. With the approval of the Committee, an option may be transferred by gift to any member of the Grantee’s immediate family or to a trust for the benefit of one or more such immediate family members. For purposes of this Section 5.6, “immediate family” shall mean the Grantee’s spouse, children and grandchildren, parents, grandparents, former spouses, siblings, nieces, nephews, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, including adoptive or step relationships and any person sharing the employee’s household (other than as a tenant or employee).

5.7 Exercise of Options

Subject to Sections 4.2(g), 11 and 12 and such terms and conditions as the Committee may impose, each Option shall be exercisable in such manner as the Committee, in its discretion, shall determine as set forth in the Award Agreement. Each Option shall be exercised by delivery to the Company of a written notice of intent to purchase (in such form as prepared by the Committee) a specific number of Shares subject to the Option and by payment of the Option Price. The Option Price of any Shares shall be paid in full at the time of the exercise.

5.8 Payment of Option Price

The Committee shall determine the acceptable form of consideration for exercising an Option, including the method of payment. Subject to applicable laws, in the discretion of the Committee, a Grantee may pay the Option Price payable upon the exercise of an Option in (1) cash or check, (2) previously acquired Shares equal to the aggregate Option Price of the Shares as to which said Option shall be exercised (valued at its Fair Market Value on the business day next preceding the date of exercise) and which meet the conditions established by the Committee to avoid adverse accounting or securities law consequences (as determined by the Committee), (3) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan; (4) a reduction in the amount of any Company liability to the Grantee; (5) such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable laws, or (6) any combination thereof. Payments in Shares shall be made by delivery of (a) stock certificates in negotiable form or (b) a completed attestation form prescribed by the Company setting forth the whole Shares of stock owned by the holder that the holder wishes to utilize to satisfy the exercise price or by any other method authorized by the Committee (including by cashless exercise to the extent not in violation of any applicable law). If certificates representing Shares are used to pay all or part of the purchase price of an Option, a separate certificate shall be delivered by the Company representing the same number of Shares as each certificate so used, and an additional certificate shall be delivered representing the additional Shares to which the holder of the Option is entitled as a result of the exercise of the Option

6. STOCK APPRECIATION RIGHTS

6.1 Grant of SARs

Subject to the terms and conditions of the Plan, an SAR may be granted to Service Providers at any time or from time to time as determined by the Committee in its sole discretion. SARs may be granted alone or in tandem with Options. No Service Provider shall be granted SARS covering more than              Shares in any one calendar year; notwithstanding this limit, however, in connection with such individual’s initial employment with the Company, he or she may be granted SARs covering an additional              Shares.

6.2 Number of Shares

The Committee shall have complete discretion to determine the number of SARs granted to any Grantee, subject to the limits set forth in Section 6.1.

6.3 Exercise Price and Other Terms

The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, the exercise price of a Freestanding SAR shall be not less than 100% of the Fair Market Value of a Share on the Grant Date. The exercise price of Tandem SARs shall equal the Option Price of the related Option.

6.4 Exercise of Tandem SARs

Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a Tandem SAR granted in connection with an Incentive Stock Option: (a) the Tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the Tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the Tandem SAR is exercised; and (c) the Tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Option Price of the related Incentive Stock Option.

6.5 Exercise of Freestanding SARs

Freestanding SARs shall be exercisable on such terms and conditions as the Committee, in its sole discretion, shall determine.

6.6 Payment of SAR Amount

Upon exercise of an SAR, a Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares or a combination thereof.

6.7 Term of SARs

The term of a SAR shall be determined by the Committee in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

6.8 SAR Agreement

Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, will determine.

7. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1 Grant of Restricted Stock and Restricted Stock Units

Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to Service Providers in such amounts as the Committee, in its sole discretion, shall determine. Notwithstanding the foregoing, no Service Provider shall be granted Restricted Stock and Restricted Stock Units covering more than              Shares in the aggregate in any one calendar year; notwithstanding this limit, however, in connection with such individual’s initial employment with the Company, he or she may be granted Restricted Stock and Restricted Stock Units covering an additional              Shares in the aggregate.

7.2 Transferability

Shares of Restricted Stock and Shares received in respect of Restricted Stock Units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

7.3 Restrictions

Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee, in its sole discretion, may deem advisable or appropriate, including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. The Committee may also set restrictions based upon the achievement of specific performance objectives (Company-wide, Subsidiary-wide, departmental, regional, functional, divisional, business unit or individual goals, applicable federal or state securities laws, or any other basis (including, without limitation, relative to the performance of other corporations or to continued employment or service)), applicable federal or state securities laws, or any other basis determined by the Committee in its discretion, and may require recipients of Shares of Restricted Stock or Restricted Stock Units to pay a stipulated purchase price for such Shares of Restricted Stock or Restricted Stock Units.

7.4 Section 162(m) Performance Restrictions

For purposes of qualifying Awards of Restricted Stock and Restricted Stock Units as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals may be set by the Committee on or before the latest date permissible to enable the Restricted Stock or Restricted Stock Units to qualify as “performance-based” compensation under Section 162(m) of the Internal Revenue Code. In granting Restricted Stock or Restricted Stock Units that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock or Restricted Stock Units, as applicable, under Section 162(m) of the Code (e.g., in determining the Performance Goals).

7.5 Legend on Certificates or Book-Entry Registration for Restricted Shares

Any Share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book entry registration or issuance of a stock certificate or certificates. In the event that any stock certificate is issued in respect of Shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Grantee and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

7.6 Cancellation of Restricted Stock/Restricted Stock Units

On the date set forth in the Award Agreement, all unearned or unvested Shares of Restricted Stock and Restricted Stock Units shall be forfeited to the Company and reacquired at no cost by the Company; provided, however, that the Committee may, in its sole discretion, when it finds that a waiver may be in the best interests of the Company, waive in whole or in part any remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

7.7 Earning of Restricted Stock Units

After the applicable Period of Restriction has ended, the Grantee shall be entitled to receive a payout of the number of Restricted Stock Units as specified in the Award Agreement. After the grant of a Restricted Stock Unit, the Committee, in its sole discretion, when it finds that a waiver may be in the best interests of the Company, may reduce or waive any restrictions for such Restricted Stock Unit.

7.8 Payment in Respect of Restricted Stock Units

Restricted Stock Units that become payable in accordance with their terms and conditions shall be settled in cash, Shares, or a combination of cash and Shares, as determined by the Committee.

7.9 No Disposition During Period of Restriction

During the Period of Restriction, Shares of Restricted Stock may not be sold, assigned, transferred or otherwise disposed of, or mortgaged, pledged or otherwise encumbered. In order to enforce the limitations imposed upon Awards of Restricted Stock, the Committee may (a) cause a legend or legends to be placed on any certificates relating to Shares of Restricted Stock subject to an Award, or (b) issue “stop transfer” instructions, as it deems necessary or appropriate.

7.10 Dividend and Voting Rights

Unless otherwise determined by the Committee, during the Period of Restriction, Grantees who hold Shares of Restricted Stock or Restricted Stock Units shall not have the right to receive dividends in cash or other property or other distribution or rights in respect of such shares, and Grantees who hold Restricted Stock shall have the right to vote such Shares as the record owner thereof.

7.11 Award Agreement

Each Award of Restricted Stock and each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Committee, in its sole discretion, will determine.

7.12 Share Certificates

Each certificate issued for Shares of Restricted Stock shall be registered in the name of the Grantee and deposited with the Company or its designee. At the end of the Period of Restriction, a certificate representing the number of Shares to which the Grantee is then entitled shall be delivered to the Grantee free and clear of the restrictions. No certificate shall be issued with respect to a Restricted Stock Unit unless and until such unit is paid in Shares.

8. PERFORMANCE UNITS AND PERFORMANCE SHARES

8.1 Grant of Performance Units or Shares

Subject to the terms and provisions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time as determined by the Committee in its sole discretion. No Service Provider shall be granted Performance Units or Performance Shares covering more than              Shares in the aggregate in any one calendar year; notwithstanding this limit, however, in connection with such individual’s initial employment with the Company, he or she may be granted an additional              Performance Shares and Performance Units in the aggregate.

8.2 Initial Value of Performance Units or Shares

Each Performance Unit shall have an initial value that is established by the Committee on or before the Grant Date. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

8.3 Performance Objectives and Other Terms

The Committee shall set performance objectives in its discretion that, depending on the extent to which they are met, will determine the number or value of Performance Units or Shares that will be paid out to any Grantee. The applicable time period established by the Committee, in its sole discretion, during which the performance objectives must be met shall be called the “Performance Period”.

8.4 General Performance Objectives

The Committee may set Performance Goals based upon the achievement of Company-wide, Subsidiary, departmental, regional, functional, divisional, business unit or individual goals, applicable federal or state securities laws, or any other basis (including, without limitation, relative to the performance of other corporations or to continued employment or service) determined by the Committee in its sole discretion.

8.5 Section 162(m) Performance Restrictions

For purposes of qualifying Awards of Performance Units or Performance Shares for the Performance Based Exception under Section 162(m) of the Internal Revenue Code, the Committee, in its discretion, may determine that the performance objectives applicable to Performance Units or Performance Shares shall be based on the achievement of Performance Goals. The Performance Goals may be set by the Committee on or before the latest date permissible to enable the Performance Units or Performance Shares to qualify as “performance-based” compensation under Section 162(m) of the Internal Revenue Code. With respect to any Award that is intended to satisfy the conditions for the Performance Based Exception under Section 162(m) of the Internal Revenue Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Shares or Performance Units, as applicable, under Section 162(m) of the Code (e.g., in determining the Performance Goals).

8.6 Earning of Performance Units or Shares

After the applicable Performance Period has ended, the Grantee shall be entitled to receive a payout of the number of Performance Units or Performance Shares earned by the Grantee over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit or Performance Share, the Committee, in its sole discretion, when it finds that a waiver may be in the best interests of the Company, may reduce or waive any performance objectives for such Performance Unit or Performance Share.

8.7 Form and Timing of Payment

Payment of earned Performance Units or Performance Shares shall be made as soon as practicable after the expiration of the applicable Performance Period. The Committee, in its sole discretion, may pay such earned Awards in cash, Shares, or a combination thereof.

8.8 Cancellation of Performance Units/Shares

On the date set forth in the Award Agreement, all unearned or unvested Performance Units and Performance Shares shall be forfeited to the Company and reacquired at no cost by the Company.

9. SECTION 162(M) DISCRETION

9.1 Negative Discretion

Notwithstanding the achievement of any Performance Goals established under this Plan, the Committee has the discretion by Grantee, to reduce some or all of an Award that would otherwise be paid.

9.2 Extraordinary Events

At, or at any time after, the time an Award is granted, and to the extent permitted under Section 162(m) of the Internal Revenue Code and the regulations thereunder without adversely affecting the treatment of the Award under the Performance Based Exception, the Committee may provide for the manner in which performance will be measured against the Performance Goals (or may adjust the Performance Goals) to reflect the impact of specific corporate transactions, accounting or tax law changes and other extraordinary and nonrecurring events.

10. TAX WITHHOLDING

10.1 Mandatory Tax Withholding.

Whenever under the Plan, cash or Shares pursuant to an Award are to be delivered to an individual who is either a U.S. citizen or is otherwise subject to U.S. federal income taxes upon exercise or payment of an Award, the Company shall be entitled to require as a condition of delivery (a) that the Grantee remit an amount sufficient to satisfy all federal, state, and local withholding tax requirements related thereto, (b) the withholding of such sums from compensation otherwise due to the Grantee or from any Shares or cash due to the Grantee under the Plan, or (c) any combination of the foregoing.

If any disqualifying disposition described in Section 5.4(f) is made with respect to Shares acquired under an Incentive Stock Option granted pursuant to the Plan, then the person making such disqualifying disposition shall remit to the Company an amount sufficient to satisfy any and all federal, state, and local withholding taxes thereby incurred; provided that, in lieu of or in addition to the foregoing, the Company shall have the right to withhold such sums from compensation otherwise due to the Grantee or from any Shares due to the Grantee under the Plan.

10.2 Elective Share Withholding

Subject to such terms and conditions as the Company may in its discretion determine, the Company may permit a Grantee to satisfy tax withholding obligations through the withholding by the Company of a portion of the Shares (“Share Withholding”) otherwise deliverable to such Grantee upon the exercise of an Award (“Taxable Event”) having a Fair Market Value equal to the minimum amount necessary to satisfy required federal, state, or local withholding tax liability attributable to the Taxable Event.

11. DEFERRED PAYMENTS

Subject to the terms of this Plan and applicable law, the Committee may determine that all or a portion of any Award to Grantee, whether it is to be paid in cash, Shares or a combination thereof, shall be deferred or may, in its sole discretion, approve deferral elections made by Grantees. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion; provided, however, that no deferral shall be permitted to the extent that any such deferral would adversely affect the tax treatment of any outstanding Awards under applicable law.

12. TERMINATION OF EMPLOYMENT

12.1 Termination for Cause.

Except as may otherwise be provided in the Award Agreement, if the Grantee has a Termination of Employment for Cause, any unexercised Award shall terminate immediately upon the Grantee’s Termination of Employment.

12.2 Termination other than for Cause.

If the Grantee has a Termination of Employment for any reason other than Cause, then any unexercised Award, to the extent exercisable on the date of the Grantee’s Termination of Employment, may be exercised as follows:

(a) Death. Except as may otherwise be provided in the Award Agreement, if the Grantee’s Termination of Employment is caused by the death of the Grantee, then any unexercised Award to the extent exercisable on the date of the Grantee’s death, may be exercised in whole or in part, at any time within one year after the Grantee’s death by the Grantee’s personal representative or by the person to whom the Award is transferred by will or the applicable laws of descent and distribution, but in no event beyond the scheduled expiration of the Award;

(b) Disability. Except as may otherwise be provided in the Award Agreement, if the Grantee’s Termination of Employment is on account of the Disability of the Grantee, then any unexercised Award to the extent exercisable at the date of such Termination of Employment, may be exercised, in whole or in part, at any time within one year after the date of such Termination of Employment; provided, however, that, if the Grantee dies after such Termination of Employment and before the end of such one year period, such Award may be exercised by the deceased Grantee’s personal representative or by the person to whom the Award is transferred by will or the applicable laws of descent and distribution within one year after the Grantee’s Termination of Employment, or, if later, within 180 days after the Grantee’s death, but in no event beyond the scheduled expiration of the Award; and

(c) Other. If the Grantee’s Termination of Employment is for any reason other than Cause, death or Disability, then except as may otherwise be provided in the Award Agreement, any unexercised Award, to the extent exercisable at the date of such Termination of Employment, may be exercised, in whole or in part, at any time within 30 days after such Termination of Employment; provided, however, that if the Grantee dies within such three-month period following such termination of Employment, such Award may be exercised by the deceased Grantee’s personal representative or by the person to whom the Award is transferred by will or the applicable laws of descent and distribution within 180 days of the Grantee’s death, but in no event beyond the scheduled expiration of the Award.

13. EFFECTS OF A DISSOLUTION OR LIQUIDATION

In the event of the proposed dissolution or liquidation of the Company, all outstanding Awards will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Committee may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options, SARs and right to purchase Restricted Stock) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

14. EFFECTS OF A CHANGE OF CONTROL

In the event of a merger or Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall (i) fully vest in and have the right to exercise the Option, SAR or right to purchase Restricted Stock as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable, and (ii) fully earn and receive a payout with respect to other Awards. If an Award becomes fully vested and exercisable (or earned, as applicable) in lieu of assumption or substitution in the event of a merger or Change in Control, the Committee shall notify the Participant in writing or electronically that (i) the Option, SAR or right to purchase Restricted Stock shall be fully vested and exercisable for a period determined by the Committee, and all outstanding Options, SARs and rights to purchase Restricted Stock shall terminate upon the expiration of such period and (ii) the other Awards shall be paid out immediately prior to the merger or Change in Control as if fully earned. For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or Change in Control, the assumed Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise (or payout or vesting, as applicable) of the Award, for each Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

15. MISCELLANEOUS

15.1 Securities Law Matters

(a) If the Committee deems it necessary to comply with the 1933 Act and there is not in effect a registration statement under the 1933 Act relating to the acquisition of the Shares pursuant to the Award, the Committee may require a written investment intent representation by the Grantee and may require that a restrictive legend be affixed to certificates for Shares.

(b) If based upon the opinion of counsel for the Company, the Committee determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of (1) federal or state securities law or (2) the listing requirements of any securities exchange on which are listed any of the Company’s equity securities, then the Committee may postpone any such exercise, nonforfeitability or delivery, as the case may be, but the Company shall use its best efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

15.2 Funding

Benefits payable under the Plan to any person shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for, benefits under the Plan.

15.3 No Employment Rights

Neither the establishment of the Plan nor the granting of any Award shall be construed to (i) give any Grantee the right to remain employed by the Company or any of its Subsidiaries or to any benefits not specifically provided by the Plan or (ii) in any manner modify the right of the Company or any of its Subsidiaries to modify, amend, or terminate any of its employee benefit plans.

15.4 Awards Under Other Plans or Sub-Plans

The Company or a Subsidiary may grant awards relating to Shares under other plans or programs including sub-plans under this Plan. The Committee in its discretion may determine that such awards shall be settled in the form of Shares issued under the Plan. Such Shares shall be treated for all purposes under the Plan similar to Shares issued in settlement of Awards and shall, when issued, reduce the number of Shares available under Section 3 in the case of Awards originally granted under the Plan.

15.5 Rights as a Stockholder

A Grantee shall not by reason of any Award have any right as a stockholder of the Company with respect to the Shares that may be deliverable upon exercise of such Award until such Shares have been delivered to him. Except as may otherwise be provided in the applicable Award Agreement, as a condition of exercise, a Grantee will be required to execute a stockholder agreement if any such agreement is then in effect with respect to the Shares.

15.6 Nature of Payments

Any and all grants or deliveries of Shares hereunder shall constitute special incentive payments to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purposes of determining any pension, retirement, death or other benefits under (a) any pension, retirement, profit sharing, bonus, life insurance or other employee benefit plan of the Company or any of its Subsidiaries or (b) any agreement between the Company or any Subsidiary, on the one hand, and the Grantee, on the other hand, except as such plan or agreement shall otherwise expressly provide.

15.7 Nonuniform Determinations

Neither the Committee’s nor the Board’s determinations under the Plan need be uniform and may be made by the Committee or the Board selectively among persons who receive, or are eligible to receive, Awards (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations and to enter into non-uniform and selective Award Agreements as to (a) the identity of the Grantees, (b) the terms and provisions of Awards, and (c) the treatment, under Section 12, of Terminations of Employment. Notwithstanding the foregoing, the Committee’s interpretation of Plan provisions shall be uniform as to similarly situated Grantees.

15.8 Amendment of the Plan

The Board may from time to time in its discretion amend or modify the Plan without the approval of the stockholders of the Company, except as such stockholder approval may be required (a) to permit transactions in Shares pursuant to the Plan to be exempt from liability under Section 16(b) of the 1934 Act or (b) under the listing requirements of any securities exchange on which are listed any of the Company’s equity securities.

15.9 Termination of the Plan

The Plan shall terminate on the tenth anniversary of the Effective Date or at such earlier time as the Board may determine. Any termination, whether in whole or in part, shall not affect any Award or Award Agreement then outstanding under the Plan.

15.10 No Illegal Transactions

The Plan and all Awards granted pursuant to it are subject to all laws and regulations of any governmental authority that may be applicable thereto; and notwithstanding any provision of the Plan or any Award, Grantees shall not be entitled to exercise Awards or receive the benefits thereof and the Company shall not be obligated to deliver any Shares or pay any benefits to a Grantee if such exercise, delivery, receipt or payment of benefits would constitute a violation by the Grantee or the Company of any provision of any such law or regulation.

15.11 No Loans

No loans from the Company to Grantee shall be permitted under this Plan.

15.12 Assignment or Transfer

Unless the Committee shall specifically determine otherwise, no Award under the Plan or any rights or interest therein shall be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Grantee’s lifetime, only by the Grantee. Once awarded, the Shares received by a Grantee may be freely transferred, assigned, pledged or otherwise subjected to lien, subject to the restrictions imposed by the 1933 Act, Section 16 of the 1934 Act and the Company’s insider trading policy (if any), each as amended from time to time.

15.13 Beneficiary Designation

To the extent allowed by the Committee, each Grantee under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named on a contingent or successive basis) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Unless the Committee determines otherwise, each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Committee, and will be effective only when filed by the Grantee in writing with the Company during the Grantee’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee’s death shall be paid to the Grantee’s estate.

15.14 Cost and Expenses

The cost and expenses of administering the Plan shall be borne by the Company and not charged to any Award or to any Grantee unless the Committee otherwise determines in its sole discretion.

15.15 Fractional Shares

Fractional Shares shall not be issued or transferred under an Award, but the Committee may pay cash in lieu of a fraction or round the fraction, in its discretion.

15.16 Indemnification

Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company’s Certificate of Incorporation and Bylaws as in effect from time to time.

15.17 Severability

If all or any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of the Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

15.18 Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

15.19 Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business or assets of the Company.

15.20 Headings

The headings of Articles and Sections are included solely for convenience of reference, and if there is any conflict between such headings and the text of this Plan, the text shall control.

15.21 Number and Gender

When appropriate the singular as used in this Plan shall include the plural and vice versa, and the masculine shall include the feminine.

15.22 Controlling Law

The laws of the State of Delaware, except its laws with respect to choice of laws, shall be controlling in all matters relating to the Plan.

ANNEX E

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF XCYTE THERAPIES, INC.

Xcyte Therapies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: That, in accordance with the provisions of Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the following amendments (the “Amendments”) to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), declaring the Amendments to be advisable and calling for a special meeting of the stockholders of the Corporation entitled to vote in respect thereof for the consideration of such Amendments. The Certificate of Incorporation is amended as follows:

1. Article I of the Certificate of Incorporation is replaced in its entirety with the following:

“The name of this corporation is Cyclacel Pharmaceuticals, Inc. (the “Corporation”).”

2. The following is added as a new paragraph (C) to Article IV of the Certificate of Incorporation:

“(C) Effective as of 12:01 a.m., New York City time, on [                    ], 2006 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding or held as treasury shares immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified, combined and converted into one (1) share of Common Stock (the “New Common Stock”) (such reclassification, combination and conversion, the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to holders of record of Old Common Stock as of the Effective Time. In lieu thereof, each holder of record of Old Common Stock as of the Effective Time that would otherwise be entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall be entitled to receive, upon surrender of certificates representing such Old Common Stock, to a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share closing price of the Common Stock on the day immediately prior to the Effective Time, as reported on the Nasdaq National Market (or if such price is not available, then such other price as determined by the Board of Directors). The ownership of a fractional share of New Common Stock shall not give the holder any voting, dividend or other rights, except the right to receive the cash payment described in the immediately preceding sentence. Whether or not the Reverse Stock Split would result in fractional shares for a holder of record of Old Common Stock as of the Effective Time shall be determined on the basis of the total number of shares of Old Common Stock held by such holder of record as of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares as described above); provided, however, that each holder of record of a certificate representing Old Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares as described above). The New Common Stock issued in the Reverse Stock Split shall have the rights, preferences and privileges as the Common Stock.”

E-1

3. Paragraph (A) of Article XIV of the Certificate of Incorporation in replaced in its entirety with the following:

“(A) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that any advancement of expenses shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article XIV or otherwise. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of director and officers.”

SECOND: That the Amendments were submitted for approval by the stockholders of the Corporation at a special meeting called and held upon notice in accordance with Section 222 of the DGCL on [                    ], 2006 and that at such special meeting, a majority of the outstanding stock of the Corporation entitled to vote thereon, including a majority of the outstanding stock of each class entitled to voting thereon, voted to approve the Amendments in accordance with the provisions of the Certificate of Incorporation.

THIRD: That the Amendments were duly approved and adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: That the Amendments shall be effective as of [                    ] a.m. on [                    ], 2006.

IN WITNESS WHEREOF, in accordance with Section 103 of the DGCL, the Corporation has caused this Certificate of Amendment to be executed and acknowledged on behalf of the Corporation by [                    ], its [                    ] as of this [                    ] day of [                    ], 2006.

XCYTE THERAPIES, INC.

By:
Name:
Title:

E-2

ANNEX F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-50626

Xcyte Therapies, Inc.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	91-1707622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1124 COLUMBIA STREET, SUITE 130 SEATTLE, WASHINGTON 98104

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

(206) 262-6200

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common Stock, par value $0.001 per share

6% Convertible Exchangeable Preferred Stock, par value $0.001 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

The registrant has been subject to the filing requirements of the Securities Exchange Act of 1934 since March 16, 2004, the effective date of its Registration Statement on Form S-1, as amended (File No. 333-109653), and has filed all required reports since such effective date.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of June 30, 2004, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was approximately $37.0 million based on the closing sales price of the registrant’s common stock on the Nasdaq National Market on that date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 21, 2005, the registrant had an aggregate of 19,664,897 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to the specified portions of the registrant’s Definitive Proxy Statement for the Annual Shareholders Meeting to be held on June 17, 2005, which Definitive Proxy Statement shall be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this Report relates.

XCYTE THERAPIES, INC.

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2004

PART I

ITEM 1. BUSINESS

Overview

We are a biotechnology company developing a new class of therapeutic products designed to enhance the body’s natural immune responses to treat cancer, infectious diseases and other medical conditions associated with weakened immune systems. We derive our therapeutic products from a patient’s own T cells, which are cells of the immune system that orchestrate immune responses and can detect and eliminate cancer cells and infected cells in the body. We use our patented and proprietary Xcellerate Technology to generate activated T cells, which we call Xcellerated T Cells, from blood that is collected from the patient. Activated T cells are T cells that have been stimulated to carry out immune functions. Our Xcellerate Technology is designed to rapidly activate and expand the patient’s T cells outside of the body. These Xcellerated T Cells are then administered to the patient.

We believe, based on clinical trials to date, our Xcellerate Technology can produce Xcellerated T Cells in sufficient numbers to generate rapid and potent immune responses to treat a variety of medical conditions. In our ongoing clinical studies using our Xcellerate Technology, we have observed an increase in the quantity and a restoration of the diversity of T cells in patients with weakened immune systems. We have submitted the findings on the increase in quantity of T cells to the FDA and plan to submit additional data in our next annual report. We believe we can efficiently manufacture Xcellerated T Cells for therapeutic applications. We expect Xcellerated T Cells may be used alone or in combination with other complementary treatments. We and other clinical investigators have completed or are conducting clinical trials in the following indications:

•	CHRONIC LYMPHOCYTIC LEUKEMIA, OR CLL. In our ongoing Phase I/II clinical trial in CLL, treatment with Xcellerated T Cells resulted in a 50% to 100% reduction in the size of enlarged lymph nodes in 12 of 17 (71%) patients based on the latest clinical data, which was collected on October 1, 2004, which is the most recent date that data was available. In addition, there was a 50% or greater reduction in spleen size as measured below the rib cage by physical examination in 11 of the 13 patients (85%) with enlarged spleens. Results from this trial were submitted to the FDA in the Information Packet for a Type B End of Phase II meeting held on September 23, 2004. At this meeting we discussed with the FDA our plans for a Phase II/III clinical trial of Xcellerated T Cells in patients with CLL who have been previously treated with chemotherapy and have failed treatment with Campath, an FDA-approved drug used to treat CLL. Based on feedback from the FDA during and subsequent to this meeting, we modified our planned protocol for this Phase II/III clinical trial to provide the FDA with data we believed would address the FDA’s concerns regarding the subcutaneous route of Campath administration and the dose and schedule of Xcellerated T Cells. We submitted the protocol to the FDA on December 23, 2004. On February 1, 2005, the FDA requested the withdrawal of the protocol to allow additional discussion of the design of the trial. The protocol has been resubmitted to the FDA as a draft protocol. We also met with the FDA on February 16, 2005 to discuss the chemistry, manufacturing and controls submission that has been made related to this trial and our planned transfer of our manufacturing operations to our new facility in Bothell, Washington in the second quarter of 2005. We are also providing additional information and clarification to the FDA regarding our chemistry, manufacturing and controls submission. Until we receive acceptance of our chemistry, manufacturing and controls submission, and feedback from the FDA regarding our proposed protocol, we cannot predict when we will initiate this Phase II/III trial.

•

MULTIPLE MYELOMA. In our ongoing Phase I/II clinical trial, we have shown that treatment with Xcellerated T Cells led to rapid recovery of T cells and lymphocytes in all 36 treated patients with multiple myeloma following treatment with high-dose chemotherapy and autologous stem cell transplantation. Previous independent clinical studies have demonstrated a correlation between patient survival and the speed of recovery of lymphocytes following treatment with chemotherapy and stem cell transplantation. Preliminary clinical results of our clinical trial show that, of the 35 patients evaluable for tumor responses based on the latest clinical data, which was collected on October 1, 2004,

21 patients (60%) had a greater than 90% decrease in the tumor marker, which is used to measure disease. We have submitted some of these findings to the FDA, and will submit additional data in our next annual report. Additional follow-up will be required to determine the therapeutic effects of Xcellerated T Cells after transplant. In independent clinical trials, a greater than 90% decrease in the tumor marker has been associated with increased survival in multiple myeloma patients. We are also conducting a Phase II trial to treat patients who have advanced disease with Xcellerated T Cells without other anti-tumor therapy.

•	NON-HODGKIN’S LYMPHOMA. In an independent clinical trial, conducted by one of our scientific founders under a physician-sponsored investigational new drug application, or IND, 16 non- Hodgkin’s lymphoma patients undergoing high-dose chemotherapy and autologous stem cell transplantation were treated with T cells activated with an earlier version of our proprietary technology. As reported in the peer-reviewed journal, Blood, in September 2003, 8 out of these 16 patients with a very poor prognosis were still alive with a median follow-up of 33 months. These data were derived from an independent clinical trial, which we did not control and which was not designed to produce statistically significant results as to efficacy or to ensure the results were due to the effects of T cells activated using an earlier version of our proprietary technology. We have been advised that these data have been submitted to the FDA. We are also conducting a Phase II clinical trial in patients with low-grade non-Hodgkin’s lymphoma who have failed prior therapies. We plan to enroll a total of 40 patients in this trial with most of the common forms of low-grade non-Hodgkin’s lymphoma, including small lymphocytic, follicular, marginal zone and mantle cell types. Accrual is currently ongoing in this trial.

•	HIV. In an independent clinical trial in HIV patients with low T cell counts conducted by one of our scientific founders under a physician-sponsored IND, treatment with T cells activated using an earlier version of our proprietary technology increased the patient population’s average T cell count to within normal levels and maintained this normal count for at least one year following therapy. These data were derived from an independent clinical trial, which we did not control, and which was not designed to produce statistically significant results as to efficacy or to ensure the results were due to the effects of T cells activated using an earlier version of our proprietary technology. We have been advised that these data have been submitted to the FDA for review. The results of this study were published in a peer-reviewed journal, Nature Medicine, in January 2002. In several independent clinical studies, increased levels of T cells have been shown to correlate with increased patient survival and improved clinical outcome. Our collaborative partner, Fresenius Biotech GmbH, is conducting a Phase I clinical trial to treat HIV patients with genetically-modified T cells produced using our Xcellerate Technology. In addition, we are currently conducting laboratory studies in HIV and plan to initiate a clinical trial using Xcellerated T Cells in patients with HIV in late 2005.

In clinical trials, we have observed few side effects in most patients. As of February 28, 2005, in over 207 infusions of Xcellerated T Cells in 157 patients, we have had only three serious adverse events reportable to the FDA that were judged as possibly or probably related to the treatment. The first of these was a rash that resolved following treatment. The second of these was congestive heart failure in a patient with pre-existing severe anemia that resolved approximately two hours following treatment. We subsequently amended our protocol to identify patients with anemia prior to administering Xcellerated T Cells. The third was an exacerbation of chronic obstructive pulmonary disease occurring one day following treatment which required that the patient be kept on a respirator for three days. This patient recovered from this event and was discharged from the hospital. This patient had an extensive prior history of lung disease and had been on a respirator in the past for exacerbations of the disease. In general, side effects were similar to those observed with infusions of other kinds of cells, such as red blood cells or frozen cell products, and typically minor, including fever, chills, increased heart rate, nausea and sweating. Our clinical trials and independent clinical trials using an earlier version of our technology, to date, have involved small numbers of patients, and we have not designed nor been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerated T Cells. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

Based on these clinical results, we believe there are several important clinical opportunities for Xcellerated T Cells. We plan to initially focus our development efforts in those clinical indications that we believe have significant commercial opportunities and offer the most rapid path to regulatory approval. We believe hematological malignancies, including CLL, multiple myeloma and non-Hodgkin’s lymphoma, and HIV represent significant potential markets for Xcellerated T Cells. In addition, these disease indications are generally incurable, which means that Xcellerated T Cells may qualify for fast track approval by the FDA, which could shorten the time to potential regulatory approval and commercialization. However, because we have limited resources to pursue clinical opportunities for Xcellerated T Cells, we are currently focusing most of our clinical development resources on our planned Phase II/III trial in CLL and planned Phase I/II trial in HIV. In addition, we will conclude our ongoing trials in multiple myeloma and non-Hodgkin’s lymphoma and complete the preclinical work necessary to initiate a Phase I/II trial in patents with HIV.

Corporate Restructuring

As a result of the plan to limit clinical development primarily to the planned Phase II/III trial in CLL and planned Phase I/II trial in HIV, we reduced our workforce by approximately 24%, to 81 employees on March 22, 2005. We believe the remaining staff will be sufficient to conduct the two planned clinical trials and to transfer manufacturing operations for the Phase II/III trial to our new facility in Bothell, Washington.

Background

T Cells and the Immune System

T cells are critically important to a properly functioning immune system. The immune system is responsible for protecting the body from foreign invaders and eliminating tumor cells and pathogens, including bacteria, viruses and fungi. Classically, the immune system is divided into two arms, known as humoral immunity and cell-mediated immunity. Humoral immune responses are mediated by antibodies, which several biopharmaceutical companies have developed into major commercial products to treat a range of diseases, including cancer, infectious diseases and autoimmune diseases. Cell-mediated immunity also plays a critical role in fighting many of these illnesses. T cells, the most common type of lymphocyte, play the central role in cell-mediated immunity. We believe T cells may be used to treat cancer, infectious diseases and autoimmune diseases.

Healthy individuals have a few hundred billion T cells that circulate throughout the body. Upon encountering tumor cells or pathogens, T cells become activated and recognize and eliminate them from the body. They do this by performing several important functions. First, T cells stimulate many other components of the immune system that are required for effective immune responses. For example, activated T cells control the proliferation and differentiation of other lymphocytes, B cells, which make antibodies that help fight infections. Additionally, activated T cells recognize and mark abnormal cells, such as tumor cells or infected cells, for destruction by the immune system. Activated T cells also participate directly in killing tumor cells and infectious agents, such as viruses. Finally, T cells also produce substances that stimulate the production of important blood cells including neutrophils and natural killer cells that may help fight infections, platelets that prevent bleeding, and red blood cells that carry oxygen to tissues.

Every T cell carries its own distinct receptor, the T cell receptor, which is capable of recognizing a specific antigen. Antigens are substances produced by tumor cells, viruses, bacteria or other pathogens that cause disease and may be distinguishable from substances produced by healthy cells. Healthy individuals have a population of T cells that expresses millions of different T cell receptors. It is this broad spectrum of T cell receptors that provides the diverse T cell repertoire that makes it possible for the immune system to recognize and respond to a wide variety of harmful pathogens that cause disease.

Activation of T Cells

T cells remain in a resting state until they become activated upon encountering antigens expressed by infected cells or tumor cells. Although activation depends on the specificity of binding of an antigen to a T cell receptor, all T cells display similar characteristics upon activation. For example, when T cells undergo activation, they become more sensitive to stimulation by antigens. This makes activated T cells especially effective at eradicating pathogens that would otherwise escape recognition from the immune system. In addition, upon activation, T cells rapidly multiply to large numbers in the body. Accordingly, it is the process of activation that makes T cells potent therapeutic agents.

Two signals are required to activate T cells, Signal 1 and Signal 2, which are delivered by two molecules, CD3 and CD28, present on the surface of T cells. Signal 1 occurs when the CD3 molecule, which is tightly associated with the T cell receptor, is stimulated by engagement of the receptor by an antigen taken up, processed and presented by an antigen-presenting cell. Signal 2 occurs when the same antigen-presenting cell engages the CD28 molecule on the T cell. When the CD3 and CD28 molecules are stimulated, T cells become activated and produce an immune response. If only Signal 1 is generated, T cells are only partially activated and die quickly. If only Signal 2 is generated, no immune response occurs at all. Only the simultaneous delivery of both Signal 1 and Signal 2 generates activated T cells that can function properly in the body and survive for prolonged periods.

When a T cell becomes activated, it produces a number of different molecules to carry out its many functions. Some of these molecules, known as cytokines, are secreted by the T cell while other molecules are expressed on the surface of the T cell. Many of these molecules activate other cellular elements of the immune system. The activated T cell also produces several toxic substances that are responsible for directly killing pathogens. Several different molecules that a T cell produces in proper amounts work together to generate an effective immune response. Many of these molecules are extremely potent and would be extremely toxic if they were administered intravenously or by other routes that allow them to circulate throughout the body. The activated T cell is able to control the production and site of delivery of these molecules in order to generate a safe immune response that is concentrated at the site of disease.

The Dangers of T Cell Deficiencies

The quantity, quality and diversity of T cells are critically important for a properly functioning immune system.

•	QUANTITY. A variety of treatments for cancer and autoimmune diseases destroy T cells, including chemotherapy, radiation and some monoclonal antibodies. In addition, many diseases, such as HIV and several kinds of primary immunodeficiencies, are associated with low numbers of T cells. When the number of T cells decreases significantly, the human immune system is less able to defend the body against cancer and infectious diseases.

•	QUALITY. In many diseases, such as cancer and HIV, T cells have a reduced ability to generate effective immune responses. Many chemotherapy drugs and immunosuppressive agents also depress the activity and function of T cells. Defective T cells may not be able to respond to normal signals required for an effective immune response. These T cells may produce insufficient numbers of molecules required either to mark tumor cells for destruction or to directly destroy them.

•	DIVERSITY. A decreased diversity of T cell receptors is observed in many diseases, including cancer, HIV and autoimmune diseases. This decreased spectrum of T cell receptors narrows the ability of T cells to recognize a broad array of antigens. This may reduce a patient’s ability to respond to and eliminate cancer and infectious diseases.

In many patients, decreases in the quantity, quality and diversity of T cells occur together. This puts patients at an increased risk of developing serious and often life-threatening infectious diseases as well as cancer. For example, patients with autoimmune diseases treated with immunosuppressive drugs have an increased risk of infections. Additionally, transplant patients treated with similar drugs have an increased risk of infections and non-Hodgkin’s lymphoma. Patients with HIV have an increased risk of developing non-Hodgkin’s lymphoma and multiple myeloma. Patients with certain types of primary immunodeficiencies have an increased risk of developing infections as well as non-Hodgkin’s lymphoma and gastric cancer. In each of these medical conditions, patients often have poorly functioning T cells that are reduced in number and have limited diversity, which makes these patients particularly susceptible to infection and cancer.

Conversely, the presence of a sufficient number of healthy T cells is associated with improved therapeutic outcome in patients with cancer, HIV and autoimmune diseases. At the time of diagnosis, patients with non-Hodgkin’s lymphoma who have higher lymphocyte counts have better survival. Several recent independent clinical studies have shown that cancer patients who experience more rapid and complete recovery of lymphocytes after chemotherapy have improved survival and clinical outcome. Improved prognosis has been well documented in HIV patients whose T cell counts significantly increased after anti-HIV therapy. These patients demonstrate improvements in T cell function as well as in T cell receptor repertoire diversity after successful treatment. Restoring healthy T cell diversity has also been associated with remission of disease in patients with certain autoimmune diseases.

Current Approaches to Activate the Immune System and Their Limitations

There has been a major clinical focus on developing therapeutic agents to strengthen and activate a patient’s immune system. Many of these agents are used to activate the patient’s T cells inside the body. These therapeutic agents include:

•	CYTOKINES. Cytokines, such as IL-2, are potent chemical messengers produced by the immune system that stimulate T cells and generate an immune response. Although cytokines have demonstrated therapeutic effects in cancer and infectious diseases, they are associated with serious and sometimes life-threatening side effects when administered to patients. In order to reduce adverse effects, these drugs are often given at decreased doses, which may compromise their therapeutic effects.

•	MONOCLONAL ANTIBODIES. A variety of different monoclonal antibodies are being developed that target molecules expressed on the surface of T cells. Some of these target molecules activate T cells, while others inhibit T cell activation. By blocking the molecules that inhibit T cell activation, T cell activity can be increased. These antibodies have demonstrated limited therapeutic activity, and some of these molecules have been associated with serious side effects due to overactive T cells.

•	ADJUVANTS. Other therapeutic agents known as adjuvants have also been developed to stimulate immune responses. Some of the most potent adjuvants are derived from bacteria that make a variety of molecules that stimulate immune responses. Adjuvants are used for some clinical applications, but their use is limited due to toxicity. Recently, several of the molecules produced by bacteria that activate the immune system have been identified, and some are being developed as immunotherapeutic agents. However, it is unclear whether these individual molecules will retain the therapeutic effects of whole adjuvants.

•	VACCINES. A number of different vaccines are under development to treat cancer and HIV. These vaccines are made up of antigens expressed by tumor cells or HIV and are often administered with adjuvants. Patients are treated with the goal of stimulating T cells to respond to antigens, so that the T cells become activated and destroy the cancer or virus. However, many patients with cancer or HIV have deficiencies in the quantity, quality or diversity of their T cells, which may limit their ability to generate an effective response to the vaccine. This may be one reason vaccines have been ineffective in treating cancer and HIV.

•	DENDRITIC CELLS. Cells of the immune system known as dendritic cells are being used to stimulate immune responses in patients with cancer. In healthy individuals, dendritic cells deliver both Signal 1 and Signal 2, which activate T cells. For most clinical applications, a patient’s own dendritic cells are grown outside of the body and then administered back to the patient. However, the ability to generate dendritic cells varies from patient to patient. Recently, it has been documented that dendritic cells under some circumstances may also make molecules that inhibit T cell responses. In addition, many patients with cancer or HIV have T cell deficiencies, which may limit their ability to respond to dendritic cells. Accordingly, dendritic cells may be limited in their ability to activate patients’ T cells and generate effective immune responses.

•	ACTIVATED T CELLS GENERATED USING OTHER METHODS. To overcome the limitations of activating T cells inside of the body, researchers have attempted to activate and grow patients’ T cells ex vivo, or outside of the body, before administering them for therapeutic applications. The development of monoclonal antibodies, which are proteins derived from a single clone of antibody-producing cells that bind to well-defined targets, made it possible to develop reagents that bind to the CD3 molecule and deliver Signal 1 to T cells. These antibodies are used to activate and grow T cells outside of the body. However, the process generates only one of the two signals required to activate T cells. Without Signal 2, this results in limited activity, growth and survival of T cells in the laboratory as well as after their administration into patients. Some recent approaches use antigens to target T cell receptors to generate antigen-specific T cells. However, these approaches result in a restricted T cell response that may not be effective for many clinical applications requiring broader T cell responses.

Our Solution

Our Therapeutic Approach

We have developed our patented and proprietary Xcellerate Technology, which can be used to consistently activate and grow large numbers of T cells outside of the body for therapeutic applications. The cells generated with this process, which we call Xcellerated T Cells, have been observed to have the broad diversity of T cell receptors that we believe are required to recognize and eliminate cancer and infectious diseases. These activated T cells secrete a wide spectrum of molecules, such as cytokines, and express a broad range of molecules on their cell surfaces to generate an effective immune response. In addition, T cells generated using an earlier version of our proprietary technology have been shown to survive for more than one year after infusion in patients. We believe the long-term survival of these cells may lead to sustained therapeutic responses.

Our patented Xcellerate Technology is used in a process that employs magnetic beads, which are plastic-coated magnetic microspheres, densely covered with two monoclonal antibodies that deliver Signal 1 and Signal 2 to activate T cells. One of the monoclonal antibodies delivers Signal 1 to T cells by binding directly to the CD3 molecule. Our Xcellerate Technology also uses another monoclonal antibody that binds to the CD28 molecule to deliver Signal 2 to T cells. We attach both of these monoclonal antibodies to the surface of magnetic beads. When T cells bind to the monoclonal antibodies on these magnetic beads, they become activated and significantly increase in number. We believe these magnetic beads can provide the signals required to activate and grow a broad spectrum of T cells characterized by a diverse T cell receptor repertoire. These Xcellerated T Cells are then administered to the patient with the goal of restoring the health of the patient’s immune system and ability to eliminate cancer and infectious diseases.

To produce Xcellerated T Cells, white blood cells, a rich source of T cells, are first collected from a patient’s blood in an outpatient clinical setting using a standard procedure called leukapheresis. These cells are sent to our cGMP manufacturing facility, where they are frozen and stored. When needed, the cells are thawed and processed in a closed system to avoid exposure to the outside environment, reducing the risk of microbial contamination. In this process, the patient’s white blood cells are mixed with our microscopic magnetic beads and then placed in a sterile, custom disposable bioreactor containing a solution of nutrients and a low level of IL-2 that sustains the growth of the T cells. These beads are covered with our two monoclonal antibodies, which deliver Signal 1 and Signal 2 to activate the T cells in the solution. During an approximate 10-13 day period after the application of the beads, the T cells become activated and rapidly increase in number. At the end of this period, the antibody-coated magnetic beads are substantially removed with a magnetic device. The Xcellerated T Cells are then frozen for increased shelf life. We have documented that we can store the Xcellerated T Cells in a frozen state for at least 12 months without significant loss of activity. When requested by the physician, the frozen Xcellerated T Cells are shipped to the outpatient clinic where they are thawed and administered by intravenous infusion in approximately two hours.

For purposes of safety and regulatory compliance, we have established procedures designed to track patients’ cells during the manufacture and shipment of Xcellerated T Cells. Each patient receives a unique identifying number that also contains a code for the clinical site where they are being treated. This unique identifying number is used to track, monitor and record all documentation, labels and materials relating to the production of the patient’s Xcellerated T Cells from blood collection through infusion of the final product. Before the product is shipped to the clinical site, we conduct quality control procedures in our laboratory. These procedures are designed to assure that Xcellerated T Cells meet strict quality control criteria such as T cell purity, dosage, potency, safety and sterility.

Benefits of Xcellerated T Cells

We believe Xcellerated T Cells may be an effective treatment for cancer and infectious diseases and may have the following clinical benefits:

•	INCREASED T CELL QUANTITY. Using our Xcellerate Technology, we have documented the activation and growth of more than 100 billion T cells, representing a 100-fold to 300-fold increase in T cells during the manufacturing process. The results of this process for manufacturing Xcellerated T Cells for multiple myeloma patients and CLL patients were published in the peer-reviewed BioProcessing Journal in November 2003 and in the peer-reviewed journal Cytotherapy in December 2004, respectively. We have submitted some of these data to the FDA and plan to submit additional data for their review. One hundred billion T cells represents approximately 25% to 30% of the total number of T cells found in healthy individuals. We believe this number of Xcellerated T Cells is sufficient to generate therapeutic effects in patients with cancer, infectious diseases and autoimmune diseases. In our ongoing Phase I/II clinical trial in multiple myeloma, we have evidence that treatment with Xcellerated T Cells leads to rapid T cell and lymphocyte recovery in patients treated with high-dose chemotherapy and autologous stem cell transplantation.

•	PROLONGED T CELL SURVIVAL. In an independent clinical trial, T cells activated using an earlier version of our proprietary technology have been documented to survive in the body for more than a year after their administration. We have been advised that these data have been submitted to the FDA for review. We believe the prolonged survival of Xcellerated T cells may enable less frequent administration than existing therapeutic products for cancer and infectious diseases.

•	IMPROVED T CELL QUALITY. We have documented that Xcellerated T Cells produce a broad spectrum of cytokines and express many important surface molecules required to generate an effective immune response. We have submitted these data to the FDA for review. In laboratory studies, our Xcellerate Technology has been used to restore healthy immune responses in T cells from patients with leukemia activated and grown using our Xcellerate Technology. These Xcellerated T Cells have been shown in the laboratory to mark patients’ leukemic cells for destruction by the immune system. These results were recently published in the peer-reviewed Journal of Immunology in February 2005. We have also observed that the Xcellerated T Cells can directly kill the patients’ tumor cells. These results were published in the Journal of Immunology in February 2005. In our ongoing Phase I/II clinical trial in CLL, treatment with Xcellerated T Cells resulted in a 50% to 100% reduction in the size of enlarged lymph nodes in 12 of 17 patients (71%) evaluated and a 50% or greater reduction in spleen size as measured below the ribcage by physical examination in 11 of the 13 patients (85%) with enlarged spleens. We have submitted some of these findings to the FDA for review.

•	INCREASED NUMBERS OF WHITE BLOOD CELLS, RED BLOOD CELLS AND PLATELETS. In our ongoing Phase I/II trial in CLL, we have observed that the infusion of Xcellerated T Cells results in increased numbers of white blood cells including T cells, neutrophils and natural killer cells, which may help fight infections and cancer, increased numbers of red blood cells, as measured by hemoglobin levels, which carry oxygen to tissues, and increased numbers of platelets, which prevent bleeding. We have submitted these findings to the FDA for review.

•	FAVORABLE SIDE EFFECT PROFILE. Xcellerated T Cells are produced from T cells originating from the patient. We believe that using a patient’s own cells may result in a safer product than chemotherapy drugs. Xcellerated T Cells and T cells generated using an earlier version of our proprietary technology have been administered to over 240 patients in clinical trials. We have observed few side effects in most patients. The side effects associated with administration of Xcellerated T Cells are typically minor and similar to those observed with infusions of other kinds of cells, such as red blood cells or frozen cell products. To date, there have been only three serious adverse events reportable to the FDA that were judged as possibly or probably related to the therapy, all of which were resolved. The first of these was a rash that resolved following treatment. The second of these was congestive heart failure in a patient with pre-existing severe anemia that resolved approximately two hours following treatment. We subsequently amended our protocols to identify patients with anemia prior to administering Xcellerated T Cells. The third was an exacerbation of chronic obstructive pulmonary disease occurring one day following treatment, which required that the patient be kept on a respirator for three days. This patient recovered from this event and was discharged from the hospital. This patient had an extensive prior history of lung disease and had been on a respirator in the past for exacerbations of the disease.

•	COMPLEMENTARY TO OTHER THERAPIES. Based on our clinical observations to date, we believe Xcellerated T Cells may be complementary to current therapies, such as chemotherapy, radiation and monoclonal antibodies. Xcellerated T Cells may help repair the damage to the immune system caused by chemotherapy or other drugs that suppress the immune system. In addition, we believe Xcellerated T Cells may be combined with anti-viral drugs as well as therapies that activate the immune system, such as cancer vaccines. We and other clinical investigators have performed both preclinical animal studies as well as laboratory studies using patients’ tissues demonstrating the feasibility of using this approach to improve the potential efficacy of combining T cells activated with our proprietary technology with cancer vaccines.

Benefits of Our Xcellerate Technology

We believe our Xcellerate Technology may have the following benefits:

•	EX VIVO PROCESS. We designed our Xcellerate Technology to be used ex vivo, or outside of the body. This allows us to grow and monitor Xcellerated T Cells in a controlled environment where we can provide optimal conditions for the activation and growth of T cells.

•	BROAD CLINICAL APPLICATIONS. Based on recent clinical trials, we believe our Xcellerate Technology can be applied to a variety of diseases. We have demonstrated in the laboratory as well as in our cGMP manufacturing facility that our Xcellerate Technology can be used to activate and grow T cells from patients with a variety of cancers, including kidney cancer, prostate cancer, non-Hodgkin’s lymphoma, multiple myeloma and leukemia. Other clinical investigators have used an earlier version of our proprietary technology to activate and grow T cells from HIV patients for clinical applications. In addition, we have entered into a collaboration under which Fresenius Biotech GmbH has treated ten HIV patients with genetically-modified T cells produced using our Xcellerate Technology. Recently, we have demonstrated in the laboratory that we can use our Xcellerate Technology to activate and grow T cells from patients with autoimmune diseases, including rheumatoid arthritis, systemic lupus erythematosus and scleroderma. In addition, we have demonstrated that we can modify our Xcellerate Technology for potential application in other areas of immunotherapy, including vaccines and antigen-specific T cell approaches. These findings were recently published in the peer-reviewed Journal of Immunotherapy in September 2004.

•	EASE OF ADMINISTRATION. We initially collect a patient’s white blood cells, a rich source of T cells, in a standard outpatient procedure called leukapheresis. After our process is completed, Xcellerated T Cells are administered in approximately two hours using a routine intravenous procedure in an outpatient clinic. This is similar to what is performed today in most oncology practices where chemotherapy, monoclonal antibodies and red blood cell transfusions are administered intravenously.

•	REPRODUCIBLE AND COST-EFFECTIVE MANUFACTURING. We use the same standardized process to produce Xcellerated T Cells for all patients. Other than our proprietary components, our Xcellerate Technology incorporates commercially available products and standard clinical and blood bank supplies, which enables us to efficiently manufacture Xcellerated T Cells. We do not require materials that must be obtained by surgery, such as samples of the patient’s tumor. We can freeze the cells we initially collect from our patients as well as freeze the Xcellerated T Cells we generate from those cells. We have documented storage of Xcellerated T Cells in our facility for at least 12 months without significant loss of activity. Freezing may enable us to generate several Xcellerated T Cell treatments from one manufacturing procedure. In addition, we believe freezing should allow us to supply Xcellerated T Cells to patients throughout the United States from a central manufacturing site.

Our Strategy

Our goal is to be a leader in the field of T cell therapy and to leverage our expertise in T cell activation to develop and commercialize products to treat patients with cancer, infectious diseases, autoimmune diseases and compromised immune systems. Key elements of our strategy include the following:

•	MAXIMIZE SPEED TO MARKET. We will focus on advancing clinical trials for clinical indications that provide the most rapid and cost-effective commercialization strategy for Xcellerated T Cells. We believe that focusing on life-threatening diseases can facilitate rapid entry into the market for Xcellerated T Cells. The FDA has adopted fast track approval and priority trial procedures for therapies that address life-threatening diseases, and we may apply for fast track designation.

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EXPAND THE THERAPEUTIC APPLICATIONS OF XCELLERATED T CELLS. In addition to cancer and HIV, we believe Xcellerated T Cells can be used to treat patients with other illnesses, including infectious diseases, such as hepatitis. In addition, we are studying the potential therapeutic benefits of Xcellerated T Cells in patients with autoimmune diseases treated with immunosuppressive drugs and in patients with compromised immune systems. We may also expand the application of Xcellerated T Cells to other types of cancer. In addition to our own clinical trials, our scientific founders are conducting a number of independent clinical studies using an earlier version of our proprietary technology for additional clinical applications. Based on the results of their studies, we may pursue some of these clinical opportunities using Xcellerated T Cells.

•	LEVERAGE COMPLEMENTARY TECHNOLOGIES AND THERAPIES. Xcellerated T Cells may be effective in combination with current treatments for cancer and infectious diseases, such as chemotherapy. We believe Xcellerated T Cells may help ameliorate the effects of immunosuppression associated with treatment of autoimmune diseases. We also intend to explore opportunities to combine complementary technologies and therapies, such as cancer vaccines and monoclonal antibodies, with Xcellerated T Cells. In addition, we may supplement our internal efforts by acquiring or licensing technologies and product candidates that complement our Xcellerate Technology.

•	RETAIN SELECTED U.S. COMMERCIALIZATION RIGHTS IN CANCER. We intend to retain marketing and commercialization rights in North America for products in specialized markets, such as cancer. We may seek development and marketing support for clinical indications that have broader patient populations in North America. In addition, we plan to pursue strategic partnerships with biopharmaceutical companies to obtain development and marketing support for territories outside North America, such as Europe and Asia.

•	ENHANCE OUR MANUFACTURING CAPABILITIES. We have a major focus on developing an efficient and cost-effective process to manufacture Xcellerated T Cells. We currently produce T cells for clinical trials using a cost-effective process that is readily scaleable. We intend to make additional improvements to our manufacturing procedures and components, which should further reduce the costs of manufacturing. In addition, we plan to optimize our manufacturing process for other disease indications in the future.

•	EXPAND AND ENHANCE OUR INTELLECTUAL PROPERTY. We have a portfolio of issued patents and patent applications that we own or exclusively license, which we believe provides patent coverage for our Xcellerate Technology. As we continue to improve our Xcellerate Technology, including developing process improvements and improving the activity and the specificity of Xcellerated T Cells, we intend to file patents to protect these improvements.

Clinical Applications

The table below summarizes the current status of clinical trial applications that use our proprietary technology:

DISEASE AND INDICATION	CLINICAL TRIAL STATUS	SPONSOR
Cancer—Hematological malignancies
Chronic Lymphocytic Leukemia
• Progressive disease	Ongoing Phase I/II	Xcyte
• Post-Campath	Planned Phase II/III	Xcyte
Multiple myeloma
• Post-autologous stem cell transplant	Ongoing Phase I/II	Xcyte
	Completed Phase I/II	Physician
• Relapsed	Ongoing Phase II	Xcyte
Non-Hodgkin’s lymphoma	Completed Phase I	Physician
	Ongoing Phase II	Xcyte
HIV	Completed Phase I	Physician
	Ongoing Phase I	Fresenius
	Ongoing Phase II	Physician
	Planned Phase I/II	Xcyte
Cancer—Solid tumors
Kidney cancer	Completed Phase I/II	Xcyte
Prostate cancer	Completed Phase I/II	Xcyte

Cancer—Hematological Malignancies

Hematological malignancies are cancers of the blood or bone marrow. The American Cancer Society estimates that there will be approximately 114,530 new cases of hematological malignancies and 54,480 deaths due to these diseases in the United States in 2005. Hematological malignancies include leukemia, non-Hodgkin’s lymphoma, multiple myeloma and Hodgkin’s lymphoma. Because hematological malignancies have usually spread throughout the body by the time of diagnosis, they typically require treatment with chemotherapy. Recently, immune-based therapeutic products have been developed to treat some hematological malignancies. Most kinds of hematological malignancies, including CLL, multiple myeloma and the vast majority of non-Hodgkin’s lymphomas, are cancers of lymphocytes known as B cells. In healthy individuals, T cells control the proliferation of B cells. However, in patients with B cell malignancies, T cells are abnormal, and this may contribute to uncontrolled B cell proliferation and tumor progression.

Chronic Lymphocytic Leukemia

According to third-party sources, approximately 75,000 patients have CLL in the United States, and there will be 8,730 new cases of CLL and 4,600 deaths due to this disease in the United States in 2005. The disease is characterized by proliferation of malignant lymphocytes in the bone marrow, lymph nodes and spleen, which leads to an increase in white blood cell counts, as well as enlarged lymph nodes and spleens in most patients. A number of chemotherapy drugs can be used to treat leukemia. Recently, the FDA approved two drugs, fludarabine, a chemotherapy agent, and Campath, a monoclonal antibody, to treat CLL. These drugs are effective in some patients but do not cure the disease. Both fludarabine and Campath are powerful drugs that destroy all lymphocytes. Consequently, patients treated with these drugs suffer from severe T cell deficiencies, which increase the risk of infection.

In 2003, we began treating patients with CLL with a single infusion of Xcellerated T Cells with no other therapy in a Phase I/II clinical trial. We treated a minimum of three patients at each of three different dose levels of 10, 30 and 60-100 billion Xcellerated T Cells. Serious injury has sometimes occurred with other therapeutic agents used to treat CLL due to rapid destruction of leukemic cells. To reduce this risk, we started with a low dose in this trial and have gradually increased the dose of Xcellerated T Cells. A total of 22 patients have been treated as of February 28, 2005. We have observed few side effects in most patients. As of February 28, 2005, we have reported one serious adverse event to the FDA for this trial, which involved a patient who developed an abnormal heart rhythm 17 days following treatment. In the judgment of the attending physician, the event was “unlikely related” to the therapy. In addition, we have documented a 50% to 100% reduction in the size of enlarged lymph nodes in 12 of 17 patients (71%) evaluated and a 50% or greater reductions in spleen size as measured below the ribcage by physical examination in 11 of the 13 patients (85%) with enlarged spleens. To date, we have not observed any significant decrease in leukemia counts in the blood of these patients. We have also documented increases in white blood cells including T cells, neutrophils and natural killer T cells, which may help fight infections and cancer, increases in platelets, which prevent bleeding, and increases in red blood cells as measured by hemoglobin, which carry oxygen. Results from this trial have been submitted to the FDA in the Information Packet for a Type B End of Phase II meeting held on September 23, 2004. In July 2004, we amended the protocol for the Phase I/II clinical trial to allow patients to receive a second infusion of Xcellerated T Cells and to enroll additional patients in this trial. As of February 28, 2005, six patients have received a second infusion of Xcellerated T Cells from 6 to 11 (median 10) months after the first infusion. Five of the 6 patients had measurable disease in their lymph nodes and spleen at the time of the second infusion. In four of these patients, there was a decrease in the size of the involved organs. Decreases in leukemic cell counts were not observed.

Our clinical trials to date have involved small numbers of patients, and we have not designed or been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerated T Cells. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

We plan to initiate a Phase II /III clinical trial in which patients who have previously received chemotherapy and who have failed treatment with Campath will be treated with Xcellerated T Cells. Use of Campath is a standard treatment for CLL but increases the risk of infection in part because Campath eradicates nearly all T cells for several months following treatment. In addition, although Campath can decrease leukemic cell counts in the blood, it has less therapeutic activity in the lymph nodes and spleens of CLL patients. Accordingly, we believe there is a strong clinical rationale for combining Xcellerated T Cells with Campath. We discussed our plans for this trial with the FDA at an End of Phase II meeting on September 23, 2004. Based on feedback from the FDA during and subsequent to this meeting, we modified our planned protocol for this Phase II/III clinical trial to provide the FDA with data we believed would address the FDA’s concerns regarding the subcutaneous route of Campath administration and the dose and schedule of Xcellerated T Cells. We submitted the protocol to the FDA on December 23, 2004. On February 1, 2005, the FDA requested the withdrawal of the protocol to allow additional discussion of the design of the trial. The protocol has been resubmitted to the FDA as a draft protocol. We also met with the FDA on February 16, 2005 to discuss the chemistry, manufacturing and controls submission that has been made related to this trial and our planned transfer of our manufacturing operations to the Bothell facility in the second quarter of 2005. We are also providing additional information and clarification to the FDA regarding our chemistry, manufacturing and controls submission. Until we receive acceptance of our chemistry, manufacturing and controls submission, and feedback from the FDA regarding our proposed protocol, we cannot predict when we will initiate this Phase II/III trial.

Multiple Myeloma

Multiple myeloma is a form of cancer that usually originates in the bone marrow and has metastasized to multiple bone sites by the time of diagnosis. According to third-party sources, approximately 50,000 patients have multiple myeloma in the United States, approximately 15,980 new patients will be diagnosed with multiple myeloma and 11,300 patients will die of the disease in 2005. Chemotherapy has been the most common form of treatment for multiple myeloma. More recently, physicians started using drugs such as Velcade and thalidomide to treat this disease. These drugs can temporarily reduce the tumor load in patients with myeloma but only rarely eradicate the disease. The most effective therapeutic approach for treatment of multiple myeloma is high-dose chemotherapy followed by autologous stem cell transplantation. However, this therapy is not curative, and only approximately 25% of patients achieve a complete response. In addition, patients whose lymphocyte counts recover slowly after transplant have a poor clinical outcome. We believe that administering Xcellerated T Cells may be able to accelerate lymphocyte recovery and improve the clinical outcome of these patients.

We have completed treatment of all 36 of the planned patients in our ongoing Phase I/II clinical trial in patients with multiple myeloma. Patients received a single infusion of Xcellerated T Cells three days following high-dose chemotherapy and autologous stem cell transplantation. Treatment with Xcellerated T Cells has resulted in few side effects in most patients and two serious adverse events reportable to the FDA. Of these two events only one, which involved a patient who developed a rash after treatment that subsequently resolved, was judged to be possibly or probably related to the therapy. Lymphocyte recovery and T cell recovery in all 36 patients has been much more rapid than observed in a comparable group of patients who did not receive Xcellerated T Cells after stem cell transplantation. Rapid lymphocyte recovery has been correlated with improved prognosis and increased survival in previous independent clinical studies. We believe the improvements in the time to lymphocyte recovery may lead to a better clinical outcome in these patients. We are currently monitoring these patients for infections, days in hospital and other clinical parameters that may be associated with immune recovery. Preliminary results of our clinical trial show that, of the 35 patients evaluable for tumor responses, 21 patients (60%) had a greater than 90% decrease in the tumor marker used to measure disease. We have submitted some of these findings to the FDA and will submit additional data in our next annual report. Additional follow-up will be required to determine the therapeutic effects of Xcellerated T Cells after transplant. In independent clinical trials, a greater than 90% decrease in the tumor marker has been associated with increased survival in multiple myeloma patients.

In an ongoing independent Phase I clinical trial, one of our scientific founders and his collaborators have treated 40 multiple myeloma patients with activated T cells following high-dose chemotherapy and autologous stem cell transplantation. These patients received T cells activated using an earlier version of our proprietary technology. Administration of activated T cells resulted in few side effects in most patients and was associated with rapid lymphocyte and T cell recovery. In addition, tumor responses have been documented in a majority of these patients.

We are conducting a Phase II clinical trial in multiple myeloma in which we have enrolled approximately 30 patients who have failed prior therapies. Patients in this trial are randomized to treatment with either a single infusion of Xcellerated T Cells alone or treatment with the drug fludarabine followed by a single infusion of Xcellerated T Cells. This trial is designed to evaluate whether treatment with Xcellerated T Cells is effective as a stand-alone therapy and whether fludarabine can enhance the anti-tumor effects of Xcellerated T Cells in patients with multiple myeloma. As of February 28, 2005, we have treated 27 patients in this trial, of whom 16 are evaluable as of October 1, 2004. Infusion of Xcellerated T Cells led to increases in both T cells and natural killer cells, which are known to help fight infection and cancer. No significant decreases in serum M-protein, the standard biological marker for multiple myeloma, were identified with a minimum follow-up of 28 days. There has been one serious adverse event reported to the FDA in this trial in a patient who had an exacerbation of chronic obstructive pulmonary disease occurring one day following treatment which required that the patient be kept on a respirator for three days. This patient recovered from this event and was discharged from the hospital. This patient had an extensive prior history of lung disease and had been on a respirator in the past for exacerbations of the disease. Our clinical trials to date have involved small numbers of patients and we have not designed nor been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerated T Cells. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

Non-Hodgkin’s Lymphoma

Non-Hodgkin’s lymphoma is a cancer that originates in the lymph nodes of the body. According to third-party sources, approximately 310,000 patients have non-Hodgkin’s lymphoma, and approximately 56,390 new patients will be diagnosed with this disease and 19,200 patients will die of the disease in the United States in 2005. About 60% of newly diagnosed patients have an aggressive disease course, while approximately 40% of patients have a slow growing, low-grade form of the disease. Chemotherapy and radiation are used to treat patients with non-Hodgkin’s lymphoma. More recently, immune-based therapeutic products, such as the monoclonal antibody Rituxan, have increasingly been used alone or in combination with chemotherapy. Patients with low-grade lymphoma often respond to Rituxan treatment, but they cannot be cured with any form of therapy. These patients eventually become refractory to all forms of therapy and die from their disease. Patients with aggressive non-Hodgkin’s lymphoma may be cured with chemotherapy treatment. However, most patients relapse or fail to respond to therapy and have a poor prognosis. Some of these patients may be treated with high-dose chemotherapy followed by an autologous stem cell transplant, but there are few patients with long-term survival.

An independent clinical trial was conducted by one of our scientific founders under a physician-sponsored IND with the FDA in 16 non-Hodgkin’s lymphoma patients with aggressive disease and a poor prognosis. The patients were treated with high-dose chemotherapy and an autologous stem cell transplant followed by administration of a single infusion of activated T cells generated using an earlier version of our proprietary technology. As reported in the medical journal Blood in September 2003, 8 out of these 16 patients with a very poor prognosis were still alive with a median follow-up of 33 months. These data were derived from an independent clinical trial, which we did not control and which was not designed to produce statistically significant results as to efficacy or to ensure the results were due to the effects of T cells activated using an earlier version of our proprietary technology. We have been advised that these data have been submitted to the FDA for review.

We believe administration of Xcellerated T Cells may increase the lymphocyte counts of patients with low-grade lymphoma. Recent studies have demonstrated a correlation between lymphocyte counts in patients with low-grade lymphoma and their survival. In addition, low-grade lymphoma has many similar characteristics to

CLL. However, in contrast to CLL, tumor cells are rarely found on routine examination of the blood in patients with lymphoma. The primary site of disease in patients with low-grade lymphoma is the lymph nodes. There is one type of low-grade lymphoma, known as small lymphocytic lymphoma, which is classified as the same disease as CLL, except for the absence of tumor cells in the blood. Because of similarities between some of these low-grade lymphomas and CLL and the effects that we have documented in the lymph nodes in patients with CLL, we have initiated a Phase II clinical trial to test whether Xcellerated T Cells can be used to treat patients with the most common forms of low-grade lymphomas, including small lymphocytic, follicular, marginal zone and mantle cell types. As of January 7, 2005, which is the most recent date that data was available, 27 of a planned 40 patients with small lymphocytic (n=9), mantle cell (n=5), marginal zone (n=2) and follicular cell (n=11) lymphoma have been enrolled. Patients received two infusions of Xcellerated T Cells separated by 6-8 weeks. The infusions were well tolerated and no serious adverse events related to therapy were reported in the 11 patients for whom data are available. Sustained increases in T cell counts were observed (n=17). Early response results are available for 16 patients, 11 after one infusion and 5 after two infusions of Xcellerated T Cells. One patient had an unconfirmed complete response, 13 patients had stable disease, and 2 patients had progressive disease. In this disease, an unconfirmed complete response means the patient’s lymph nodes have responded but the patient has not had a bone marrow biopsy, which is required to document a complete response. Our clinical trials to date have involved small numbers of patients, and we have not designed nor been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerate Technology. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

HIV

According to third-party sources, there are estimated to be approximately 950,000 individuals infected with HIV in the United States at the end of 2003. HIV patients are at increased risk of infections and cancer. In HIV, patients’ T cells become infected with the virus, leading to low numbers of T cells and an extremely narrow T cell receptor repertoire. According to independent clinical studies, it has been shown that increasing T cell count and restoring T cell repertoire are associated with improved clinical outcome. Patients with HIV are currently treated with combinations of anti-viral drugs known as highly active antiretroviral therapy, or HAART. Although HAART is effective in suppressing the virus and delaying the onset of acquired immunodeficiency syndrome, or AIDS, HAART often ceases to be effective in a significant number of patients over time. HAART is also associated with serious side effects.

One of our scientific founders independently demonstrated in the laboratory that T cells activated using an earlier version of our proprietary technology were resistant to infection with HIV. In an independent clinical trial conducted by one of our scientific founders under a physician-sponsored IND with the FDA, eight HIV patients were administered T cells activated using an earlier version of our proprietary technology. The results were published in the medical journal Nature Medicine in January 2002, where it was reported that the treatment increased the average of the patient population’s T cell counts to within the normal range for at least one year following initiation of therapy. We have been advised that these data have been submitted to the FDA. In laboratory studies, the investigators also demonstrated that they were able to restore a broad T cell receptor diversity in the T cells that were produced using this technology.

We have entered into a collaboration under which Fresenius Biotech GmbH has treated HIV patients with genetically-modified T cells produced using our Xcellerate Technology. Ten patients have been enrolled in a Phase I clinical trial under this collaboration. In addition, one of our scientific founders is independently conducting clinical trials using genetically modified T cells grown using an earlier version of our proprietary technology to treat patients infected with HIV, the results of which are not yet publicly available. We do not control independent clinical trials, including physician-sponsored trials, and such trials have not been designed nor are they required to be designed to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the T cells activated by an earlier version of our proprietary technology. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

One of our scientific founders and his collaborators conducted a preclinical study in an HIV model in monkeys in which he demonstrated that T cells activated using proprietary technology administered after one month of anti-viral drug therapy suppressed viral infection for more than a year. The results of this study were published in the medical journal Blood in January 2002. We have been advised that these data have been submitted to the FDA. Based on this study, we are conducting laboratory studies in HIV with the goal of pursuing a similar approach in HIV patients. We plan to initiate a clinical trial using Xcellerated T Cells in patients with HIV in late 2005.

Cancer—Solid Tumors

Solid tumors are cancers that originate in organs of the body. The American Cancer Society estimates that there will be over one million new patients with solid tumors, such as breast, prostate, kidney, lung, liver and colon cancers and approximately 450,000 people will die from these types of cancers in the United States in 2004. These cancers are typically treated with surgery or radiation. Chemotherapy is used with limited success in treating solid tumors such as breast cancer, but it is generally ineffective in curing patients once the cancer has spread or metastasized. Recently, immune-based therapeutic products, including monoclonal antibodies, such as Herceptin, are being used to treat patients with solid tumors, such as breast cancer and ovarian cancer.

Kidney Cancer

The American Cancer Society estimates that approximately 36,160 patients will be diagnosed with kidney cancer in the United States in 2005. Approximately one-third of the patients with kidney cancer will develop metastatic disease. Once patients develop metastatic disease, they have a very poor prognosis with an average survival of approximately one year. According to third-party sources, the five-year survival for patients with metastatic kidney cancer is less than 5%, and approximately 12,600 deaths were expected to occur in the United States in 2005. The only drug currently approved by the FDA for treating metastatic kidney cancer is IL-2, a cytokine that activates T cells and increases lymphocyte counts. However, the FDA-approved regimen requires extremely high doses of IL-2, which are associated with serious and life-threatening side effects. Several recent clinical studies have demonstrated a strong correlation between the increase in lymphocyte counts that occurs with IL-2 therapy and clinical outcome in patients with metastatic kidney cancer. We believe administration of Xcellerated T Cells may improve the clinical outcome in these patients by boosting lymphocyte counts.

In February 2003, we completed a Phase I/II clinical trial of Xcellerated T Cells in 25 patients with metastatic kidney cancer. In this clinical trial, patients were treated with two infusions of Xcellerated T Cells approximately four weeks apart. After each infusion of Xcellerated T Cells, patients were treated with low doses of IL-2. We observed few side effects in most patients and no serious adverse events reportable to the FDA related to the therapy. We also observed the complete elimination of detectable bone metastases in two patients. Furthermore, there was a statistically significant increase in lymphocyte counts with treatment, and there was an increase in post-infusion survival in patients achieving higher lymphocyte counts. The median survival in these patients was 21 months. Several independent clinical trials have shown that the median survival in patients with metastatic kidney cancer is approximately 12 months. The results of our clinical trial were reported in the medical journal Clinical Cancer Research in September 2003, and have been submitted to the FDA for review.

Our clinical trials to date have involved small numbers of patients and we have neither designed nor been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerated T Cells. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

Prostate Cancer

Prostate cancer is the most common form of cancer in men in the United States. The American Cancer Society estimates that there will be 232,090 new cases and approximately 30,350 patients will die of prostate cancer in the United States in 2005. Patients with prostate cancer can be cured by surgery if the disease is localized. However, once the disease spreads to other organs, it cannot be cured with current standard treatments, either hormonal therapy or chemotherapy.

In June 2003, we completed a Phase I/II clinical trial in 19 patients with hormone-refractory prostate cancer. Patients were treated with a single infusion of Xcellerated T Cells. The therapy resulted in few side effects in most patients and led to significant and sustained increases in patients’ lymphocyte counts. Two patients demonstrated greater than 50% decreases in serum levels of the tumor marker, PSA. We have submitted these data to the FDA for review. In some independent clinical studies, decreases in PSA levels have been shown to correlate with improved survival in patients with prostate cancer. There was one serious adverse event reportable to the FDA involving a patient with pre-existing severe anemia who suffered congestive heart failure. The patient’s symptoms resolved approximately two hours following treatment. We subsequently amended our protocol to identify patients with anemia prior to administering Xcellerated T Cells. Our clinical trials to date have involved small numbers of patients, and we have not designed nor been required to design such trials to produce statistically significant results as to efficacy. These trials have neither been randomized nor blinded to ensure that the results are due to the effects of the Xcellerated T Cells. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results.

Potential Future Applications in Autoimmune Diseases

An overactive immune system is believed to play a central role in a variety of illnesses classified as autoimmune diseases, including rheumatoid arthritis, systemic lupus erythematosus and scleroderma. Attempts to control the disease with therapeutic agents that suppress the immune system are often effective. However, some patients have more serious forms of these diseases and do not respond to conventional therapy, while others experience serious side effects from these chronic immunosuppressive therapies. Recently, high-dose chemotherapy and/or radiation have been used with autologous stem cell transplantation to eradicate these patients’ diseased immune systems in an attempt to cure several of these diseases. Although effective in many patients, this form of therapy has been associated with serious and life-threatening toxicities. Many scientists now believe that certain populations of T cells play a central role in causing several autoimmune diseases. This is manifested by narrowing of the T cell receptor repertoire, which has been shown to return to normal when patients with some of these diseases achieve remission. Many therapeutic agents are available that can selectively eliminate T cells without causing the serious toxicities associated with the intensive regimens used with stem cell transplantation. We believe that if our Xcellerate Technology can be used to generate healthy T cells from patients with autoimmune diseases, it may be possible to administer Xcellerated T Cells to restore a healthy immune system after patients are treated with drugs that eliminate T cells in the body.

We have demonstrated in laboratory studies that our Xcellerate Technology can be used to activate and grow T cells from patients with several autoimmune diseases, including rheumatoid arthritis, systemic lupus erythematosus and scleroderma. These studies have also shown that we can restore the narrow T cell repertoire characteristic of many of these patients to a more normal diverse pattern using our Xcellerate Technology.

Research and Development

As of December 31, 2004, we had a total of 30 employees dedicated to research and development, including 9 with advanced degrees. We spent approximately $14.7 million, $13.7 million and $19.7 million during the years ended December 31, 2002, 2003 and 2004, respectively, on the research and development of our Xcellerate Technology and Xcellerated T Cells. Our internal research and development efforts are focused on:

•	IMPROVING OUR XCELLERATE TECHNOLOGY. We intend to continuously evaluate and improve our Xcellerate Technology. We have developed methods that further simplify our Xcellerate Technology, allowing us to increase our production yield, reduce labor and materials and lower the costs associated with the production of Xcellerated T Cells.

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INCREASING THE THERAPEUTIC ACTIVITY OF XCELLERATED T CELLS. We intend to continuously evaluate and improve the therapeutic activity of Xcellerated T Cells. We are currently evaluating whether other molecules of the immune system or genes could be used to improve the therapeutic activity of Xcellerated T Cells. We have worked with several groups to evaluate using Xcellerated T Cells in conjunction with recently discovered antigens to specifically target cancers and infectious diseases associated with those antigens. We have conducted laboratory studies demonstrating that we can generate large numbers of antigen-specific Xcellerated T Cells with anti-tumor activity in several types of cancer, including melanoma, breast cancer, kidney cancer and lung cancer. We expect that some of our collaborators will be conducting physician-sponsored clinical trials with these approaches in the near future.

•	DEVELOPING ADDITIONAL CLINICAL INDICATIONS FOR XCELLERATED T CELLS. There are many medical conditions that are associated with deficiencies in T cells. For example, patients with autoimmune diseases are treated with immunosuppressive drugs that damage their immune systems. We have demonstrated in laboratory studies that we can activate and grow T cells and restore a normal T cell repertoire in patients with several of these diseases. In addition, we may study the use of Xcellerated T Cells in patients with hepatitis C. Finally, we are interested in exploring the potential therapeutic use of Xcellerated T Cells in the elderly, who often have weakened immune systems.

Manufacturing and Supply

We designed, built and operate our current manufacturing facility in Seattle, Washington in accordance with cGMP. We use this facility to manufacture Xcellerated T Cells for clinical trials. We have completed the construction of the initial phase of an additional leased facility to manufacture Xcellerated T Cells for our planned clinical trials and, if we obtain FDA approval, initial commercialization. This facility is undergoing qualification and validation, and we expect to begin manufacturing Xcellerated T Cells at this facility in the first half of 2005. Except for our antibody-coated beads and custom bioreactor system, all of the components that are required to implement our Xcellerate Technology are commercially available products and standard clinical and blood bank supplies.

In August 1999, we entered into an agreement with Dynal for the cGMP-grade manufacture of our antibody-coated beads for clinical and future commercial uses. In March 2004, we amended our agreement to allow Dynal to sell a research-grade version of our antibody-coated beads. We have paid Dynal $3.0 million as of July 31, 2004 for completed milestones. Dynal has the right to terminate the contract if we do not purchase a minimum quantity of beads. Either party may terminate the agreement as of August 2009 for any reason, or earlier upon a material breach by, or insolvency of, the other party. If the agreement is not terminated by August 2009, either party can elect to extend the term of the agreement for an additional 5 years. Otherwise, it will automatically renew on a year to year basis.

In June 2000, we entered into two service agreements with Lonza, which were subsequently amended, for the cGMP-grade manufacture of the two monoclonal antibodies for use with our antibody-coated beads. Under the terms of these agreements, we are obligated to make certain payments to Lonza. We have paid $5.0 million as of December 31, 2004. Assuming development and supply services under our agreements with Lonza are completed as scheduled under our agreements with Lonza, our remaining payments will be approximately $1.7 million through the end of 2005. These agreements may be terminated by either party for breach or insolvency of the other party or in the event that the manufacturing services cannot be completed for scientific or technical reasons.

We use tissue culture media and a custom bioreactor in our manufacturing process. In March 2005, we entered into a supply agreement with Cambrex Bio Science Walkersville, Inc. with a term of ten years. We have no obligation to purchase media under this agreement. We may terminate the agreement after the initial term for any reason by providing at least six months’ notice, and Cambrex may terminate the agreement after the initial term for any reason by providing at least twelve months’ notice. Otherwise, it will automatically renew on a year to year basis. We currently do not have an agreement with a third party to supply us with bioreactors.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations are actively engaged in the discovery, research and development of products that could compete with our products under development. They may also compete with us in recruiting and retaining skilled scientific talent.

There are numerous pharmaceutical and biotechnology companies that are developing therapies for cancer and infectious disease generally, and many of these companies are focused on activating the immune system using therapeutic agents, including monoclonal antibodies, cytokines, vaccines, adjuvants, dendritic cells, nucleotides and cells. We are currently aware of several companies developing ex vivo cell-based immunotherapy products as a method of treating cancer and infectious diseases. These competitors include Antigenics, Inc., CancerVax Corporation, Cell Genesys, Inc., CellExSys, Inc. (recently sold to Chromos Molecular Systems, Inc.), Dendreon Corporation, Favrille, Inc., Genitope Corporation, IDM, S.A., Kirin Pharmaceutical and Therion Biologics Corporation. Even if our Xcellerate Technology proves successful, we might not be able to remain competitive in this rapidly advancing area of technology. Many of our potential competitors may have more financial and other resources, larger research and development staffs and more experienced capabilities in researching, developing and testing products. Some of these companies also have more experience than us in conducting clinical trials, obtaining FDA and other regulatory approvals and manufacturing, marketing and distributing medical products. Smaller companies may successfully compete with us by establishing collaborative relationships with larger pharmaceutical companies or academic institutions. Our competitors may succeed in developing, obtaining patent protection for or commercializing their products more rapidly than us. A competing company developing, or acquiring rights to, a more effective therapeutic product for the same diseases targeted by us, or one that offers significantly lower costs of treatment, could render our products noncompetitive or obsolete.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws to protect our proprietary technologies and products. We aggressively seek U.S. and international patent protection to further our business strategy and for major components of our Xcellerate Technology, including important antibody components and methods of T cell activation. We also rely on trade secret protection for our confidential and proprietary information. We enter into licenses to technologies we view as necessary.

We have a portfolio of issued patents and patent applications, which we believe provides patent coverage for our Xcellerate Technology. As of March 21, 2005, we owned or held exclusive rights to seven issued patents, five allowed patent applications and numerous pending patent applications in the United States in the field of or directed to ex vivo T cell stimulation. Three of the issued patents relate to methods of stimulating T cells utilized by our Xcellerate Technology, two of which expire in 2019 and one of which expires in 2021, while two other issued patents, which expire in 2016, relate to a method of stimulating T cells and an antibody that we are not currently using. Three additional issued patents expire in 2020 and are in the field of or directed to immunosuppression and the treatment and prevention of disorders related to T cells. These three issued patents are directed to the use of a specific compound for these applications, and one of these patents is directed specifically to compositions of matter including likely derivatives of this compound. The final issued patent expires in 2020 and relates to ex vivo T cell stimulation to improve uptake of exogenous nucleic acid molecules, thus having gene therapy applications. We also have licensed numerous currently pending foreign patent applications and seven issued foreign patents corresponding to our T cell stimulation technology.

In general, we apply for patent protection of methods and products relating to immunotherapy for treatment of cancer, immune deficiencies, autoimmune diseases and infectious diseases. With respect to proprietary know-how that is not patentable, we have chosen to rely on trade secret protection and confidentiality agreements to protect our interests. We have taken security measures to protect our proprietary know-how, technologies and confidential data and continue to explore further methods of protection.

We require all employees, consultants and collaborators to enter into confidentiality agreements, and all employees and most consultants enter into invention assignment agreements with us. The confidentiality agreements generally provide that all confidential information developed or made known to the individual during the course of such relationship will be kept confidential and not disclosed to third parties, except in specified circumstances. These invention agreements generally provide that all inventions conceived by the individual in the course of rendering services to us will be our exclusive property. We cannot assure you, however, that these agreements will provide meaningful protection or adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by our competitors. Any of these events could adversely affect our competitive position in the marketplace.

In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, our policy is to disclose to our partner, under controlled circumstances, only data that is relevant to the partnership or arrangement during the contractual term of the strategic partnership or collaborative arrangement, subject to a duty of confidentiality on the part of our partner or collaborator. Disputes may arise as to the ownership and corresponding rights in know-how and inventions resulting from research by us and our corporate partners, licensors, scientific collaborators and consultants. We cannot assure you that we will be able to maintain our proprietary position or that third parties will not circumvent any proprietary protection we have. Our failure to maintain exclusive or other rights to these technologies could harm our competitive position.

To continue developing and commercializing our current and future products, we may license intellectual property from commercial or academic entities to obtain the rights to technology that is required for our discovery, research, development and commercialization activities.

In preparation for the commercial distribution of our products and services if we obtain FDA approval, we have filed a number of trademark applications.

Corporate Collaborations

Part of our strategy is to establish corporate collaborations with pharmaceutical, biopharmaceutical and biotechnology companies for the development and commercialization of our Xcellerate Technology. We focus our efforts on partnering our technologies in markets and diseases that we do not plan to pursue on our own. We target collaborators that have the expertise and capability to develop, manufacture, obtain regulatory approvals for and commercialize our Xcellerate Technology. In our corporate collaborations, we seek to cover our research and development expenses through research funding, milestone payments and technology or license fees. We also seek to retain significant downstream participation in product sales through either profit sharing or product royalties paid on annual net sales.

Fresenius Biotech GmbH

In November 2003, we licensed our Xcellerate Technology and some related improvements on an exclusive basis in the field of HIV retroviral gene therapy to Fresenius for research, development, and commercialization in Europe, with a right of first negotiation under some circumstances to expand their territory to include North America. Our agreement with Fresenius requires us to license our Xcellerate Technology, including methods for manufacturing Xcellerated T Cells, to Fresenius, transfer certain enabling technology and supply all proprietary magnetic beads, or Xcyte Dynabeads, ordered by Fresenius to support its development and commercialization efforts. If we do not supply the Xcyte Dynabeads, Fresenius has the right to manufacture such Xcyte Dynabeads on its own or through a third party, until such time that we are able to supply the quantity of Xcyte Dynabeads ordered by Fresenius. Fresenius has agreed to reimburse us for our expenses in transferring the technology and pay us for the Xcyte Dynabeads on a cost-plus basis. In addition, under the agreement Fresenius has granted us a perpetual, irrevocable, non-exclusive, fully paid worldwide license to technology invented by Fresenius that directly relates to our Xcellerate Technology. This agreement includes royalties on net sales as well as up to 5.4 million Euros in potential milestone payments to us, less applicable sublicense fees payable by us to third parties, for each product developed under this agreement. Fresenius’ obligation to pay us royalties under this agreement terminates on a country-by-country basis upon the later of the last to expire of the licensed patents or 15 years after the first commercial sale of a product in the country. The agreement is also subject to earlier termination by

Fresenius at any time if Fresenius determines it cannot develop a commercially viable product or complete a required manufacturing audit, at any time by Xcyte if Fresenius does not meet certain development and commercialization milestones and by either party for the material breach or insolvency of the other party. The agreement specifies that the termination of certain technology licenses, under which we obtained much of our Xcellerate Technology, is a breach of this agreement.

Fresenius is conducting a Phase I trial to treat HIV patients with genetically-modified T cells produced using our Xcellerate Technology.

Technology Licenses

Where consistent with our strategy, we seek to obtain technologies that complement and expand our existing technology base. We have licensed and will continue to license technology from selected research and academic institutions, as well as other organizations. Under these license agreements, we generally seek to obtain sublicense rights. We are generally obligated under these agreements to pursue product development and pay royalties on any product sales. We have not been required to pay any royalties through September 27, 2004. In addition to license agreements, we seek relationships with other entities that may benefit us and support our business goals.

•	DIACLONE S.A. In October 1999, we entered into a license agreement with Diaclone. Under the agreement, Diaclone granted us an exclusive, worldwide license to make, use and sell products or services using the monoclonal antibody that binds to the CD28 molecule for all ex vivo uses involving therapeutic and research applications. We have an option and right of first refusal to expand our license to include in vivo therapeutic and research purposes. We are currently obligated to purchase all our requirements for this monoclonal antibody from Diaclone until we begin preparing for Phase III clinical trials of a product covered by this license. Under certain circumstances, we would be permitted to have the monoclonal antibody made by third parties or manufacture it ourselves. This agreement has a term of 15 years from the date of first approval by the FDA, or its foreign equivalent, of a therapeutic product containing a bead coated with the licensed antibody and may be terminated earlier by either party for material breach or insolvency of either party. We currently do not have FDA approval of any therapeutic products containing a bead coated with the licensed antibody. At the end of the term, we will have a perpetual, irrevocable, royalty-free, exclusive license. We paid initial non-refundable license fees totaling $75,000 to Diaclone and are required to pay royalties if our products are commercialized.

•	FRED HUTCHINSON CANCER RESEARCH CENTER. In October 1999, we entered into a license agreement with the Fred Hutchinson Cancer Research Center. Under the agreement, the Fred Hutchinson Cancer Research Center granted us a non-exclusive, worldwide license to make, use and sell products or services using the monoclonal antibody that binds to the CD3 molecule for T cell stimulation for ex vivo therapeutic and research uses other than cell separation and selection. We paid a non-refundable up-front licensing fee of $25,000 to the Fred Hutchinson Cancer Research Center, and we are obligated to pay the Fred Hutchinson Cancer Research Center a royalty fee if we or our sublicensees commercialize products or services that use the licensed monoclonal antibody. We are also required to pay fees to Fred Hutchinson Cancer Research Center under certain circumstances if we sublicense these rights to third parties. We paid sublicense fees in connection with our Fresenius collaboration totaling $42,227 to the Fred Hutchinson Cancer Research Center. On December 1, 2000, we amended this license agreement to broaden the field of use to include any ex vivo use involving therapeutic and research applications in exchange for an additional non-refundable up-front fee of $25,000 and the issuance of 27,272 shares of our common stock to the Fred Hutchinson Cancer Research Center. Our obligation to pay royalties under this license agreement will remain in effect for 15 years following the first commercial sale of our product and may be terminated earlier by either party for material breach or by Fred Hutchinson Cancer Research Center for Xcyte’s insolvency. Thereafter, our license will be fully-paid.

•	GENETICS INSTITUTE. In July 1998, we entered into a license agreement with Genetics Institute. Under the agreement, Genetics Institute granted us an exclusive license under its rights to patents and patent applications covering methods of ex vivo activation or expansion of human T cells for treatment and prevention of infectious diseases, cancer and immunodeficiency. We also granted Genetics Institute an option under certain circumstances to an exclusive worldwide license to certain improvements outside of our field that directly relate to the licensed patents. The technology underlying these methods originated from two of our scientific founders and their collaborators and is incorporated into our Xcellerate Technology. The term of the Genetics Institute license terminates upon the end of the enforceable term of the last licensed patent or the license agreements under which Genetics Institute has sublicensed rights to Xcyte, and may also be terminated earlier by either party for material breach. As of October 1, 2004, two licensed patents whose terms expire in 2016, two other patents whose terms expire in 2019 and one patent whose term expires in 2021, have been issued in the United States for the methods licensed. In consideration of the license, we paid a non-refundable up-front license fee totaling approximately $53,000, issued 26,522 shares of our common stock to Genetics Institute and issued a warrant under which Genetics Institute has the right to purchase 35,362 additional shares of our common stock. We are also obligated to pay royalties to Genetics Institute on sales of products covered by the patents licensed to us under the agreement. We are also required to pay fees to Genetics Institute if we sublicense these rights to third parties. We paid sublicense fees in connection with our Fresenius collaboration totaling $9,049 to Genetics Institute. Additionally, if we fail to devote a specified amount of resources to develop a product using these rights, Genetics Institute may convert this license from exclusive to non-exclusive.

Governmental Regulation

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, approval, manufacturing, labeling, storage, record-keeping, reporting, advertising, promotion, import, export, marketing and distribution, among other things, of immunotherapy products and other drugs and biological products. In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subjects biopharmaceutical products to rigorous review and regulation. If we do not comply with applicable requirements, we may be fined, our products may be recalled or seized, our clinical trials may be suspended or terminated, our production may be partially or totally suspended, the government may refuse to approve our marketing applications or allow us to distribute our products and we may be subject to an injunction and/or criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety, purity, potency and efficacy as well as detailed information on the manufacture, quality, composition and labeling of the product in a new drug application (NDA) or a biologics license application (BLA). In most cases, this proof entails extensive laboratory tests and preclinical and clinical trials. This testing, the preparation of necessary applications, the processing of those applications by the FDA and review of the applications by FDA and potentially FDA advisory committees of outside experts are expensive and typically take many years to complete. The novelty of cellular therapies may cause delays and additional costs in obtaining regulatory approval of our products or regulatory authorization for our clinical trials. The FDA may not act quickly or favorably in reviewing these applications, or may deny approval altogether, and we may encounter significant difficulties or costs in our efforts to obtain FDA approval, which could delay or preclude us from marketing any products we may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approval that could restrict the commercial applications of these products. The FDA may withdraw product approval if we fail to comply with regulatory standards, if we encounter problems following initial marketing or if new safety or other issues are discovered regarding our products or similar products after approval. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce or eliminate the period during which we will have the exclusive right to exploit the products or technologies.

In order to conduct research to obtain regulatory approval for marketing, we must submit information to the FDA on the planned research in the form of an investigational new drug application. The investigational new drug application must contain, among other things, an investigational plan for the therapy, a study protocol, information on the study investigators, preclinical data, such as toxicology data, and other known information about the investigational therapy.

After an investigational new drug application becomes effective, a sponsor may commence its proposed human clinical trial. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is generally tested in a small number of patients or healthy volunteers primarily for safety at one or more doses. In Phase II, in addition to safety, the sponsor typically evaluates the efficacy of the product in a patient population somewhat larger than Phase I clinical trials. It is customary in cancer clinical trials for the FDA to allow companies to combine Phase I and Phase II clinical trials into a Phase I/II clinical trial. Phase III biologics clinical trials typically involve testing for safety, purity, potency and clinical efficacy in an expanded population at geographically dispersed test sites and are intended to generate the pivotal data on which a licensing application will be based. The studies must be adequate and well-controlled and otherwise conform to appropriate scientific and legal standards.

Prior to the commencement of each clinical trial, the sponsor must submit for review to the FDA a clinical plan, or protocol, accompanied by the approval of an institutional review board responsible for protecting the welfare of study subjects and the privacy of their individually identifiable health information for a site participating in the trials. The sponsor must also ensure that investigators obtain informed consent and authorization to use and disclose protected health information from all study subjects prior to commencement of each study, and the sponsor must comply with monitoring, reporting and so-called good clinical practice requirements throughout the conduct of the study, among other legal requirements. The FDA may prevent an investigational new drug application from taking effect, or may order the temporary or permanent discontinuation of a clinical trial, at any time. An institutional review board may also prevent a study from going forward, or may temporarily or permanently discontinue a clinical trial, at any time. If a study is not conducted in accordance with applicable legal requirements and sound scientific standards, the data from the study may be deemed invalid and unusable.

The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture, quality and composition of the product, in the form of an NDA or BLA. The application must also contain proposed labeling for the product setting forth the proposed conditions of use for which the applicant is seeking approval and be accompanied by the payment of a significant user fee. In fiscal year 2005, the user fee for a BLA with clinical data is $672,000. The FDA can refuse to file an application if it is deemed not sufficiently complete to permit review, or has some other deficiency.

Because the FDA is regulating Xcellerated T Cells as a biologic, we must submit BLAs to the FDA to obtain approval of our products. A BLA requires data showing the safety, purity and potency of the product. In a process which generally takes several years or more, the FDA reviews this application and, when and if it decides that adequate data are available to show that the new product is safe, pure, potent and effective and that other applicable requirements have been met, approves the biologic for marketing. Prior to issuing a denial or an approval, the FDA often will seek recommendations from one of its advisory committees of independent experts. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented, the potential contribution that the product will make in improving the treatment of the disease in question, the recommendations of the FDA advisory committee and the workload at the FDA. It is possible that our Xcellerate Technology will not successfully proceed through this approval process or that the FDA will not approve our applications in any specific period of time, or at all. Any approval, if obtained, could be limited or could be made contingent on burdensome post-approval commitments or could be otherwise restricted.

Congress enacted the Food and Drug Administration Modernization Act of 1997, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the review and approval of fast track products, including qualifying biologics. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening disease or condition that demonstrates the potential to address unmet medical needs for this disease or condition. Under the fast track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. We may, from time to time, decide to request fast track designation for Xcellerated T Cells.

The Modernization Act specifies that the FDA must determine whether the product qualifies for fast track designation within 60 days of receipt of the sponsor’s request. The FDA can base approval of a marketing application for a fast track product on an effect on a clinical endpoint or on another “surrogate” endpoint that is reasonably likely to predict clinical benefit. The FDA may subject approval of an application for a fast track product to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and prior review of all promotional materials. In addition, the FDA may withdraw its approval of a fast track designation on a number of grounds, including the sponsor’s failure to conduct any required post-approval study with due diligence.

If the FDA’s preliminary review of clinical data suggests that a fast track product may be effective, the agency may initiate review of sections of a marketing or license application for a fast track product before the sponsor completes the entire application. This rolling review may be available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application do not begin until the sponsor submits the entire application.

We may from time to time request orphan drug status for Xcellerated T Cells. Orphan drug designation may be granted to those products developed to treat diseases or conditions that affect fewer than 200,000 persons in the United States. We believe that some of our target cancer patient populations meet these criteria. Under the law, the developer of an orphan drug may be entitled to seven years of market exclusivity following the approval of the product by the FDA, exemption from user fee payments to the FDA and a 50% tax credit for the amount of money spent on human clinical trials. We cannot predict whether the FDA will grant either an orphan drug or fast track designation or whether our products will ultimately receive FDA approval or orphan drug market exclusivity. We also cannot predict the ultimate impact, if any, of the fast track process or orphan drug status on the timing, likelihood or scope of FDA approval of our immunotherapy products. Even if we are able to obtain FDA approval with orphan drug marketing exclusivity, other competing products may still be approved if they are deemed to be sufficiently different than our products, or clinically superior or under certain other circumstances. This could reduce or eliminate the value of any orphan drug marketing exclusivity.

The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer, may affect whether the product is commercially viable and may require prior approval of promotional materials.

Before approving a new drug application or biologics license application, the FDA will also inspect the facilities where the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with cGMP. In addition, the manufacture, holding and distribution of a product must remain in compliance with cGMP following approval. Manufacturers must continue to expend time, money and effort in the area of production and quality control and record keeping and reporting to ensure full compliance with those requirements. In addition, manufacturers are required to report adverse events and errors and accidents in the manufacturing process. Changes to an approved product, or changes to the manufacturing process, may require the filing of a supplemental application for FDA review and approval. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products or to FDA enforcement actions that can include seizures, injunctions and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market the product.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Where the FDA determines that there has been improper promotion or marketing, it may require corrective communications such as “Dear Doctor” letters. Even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product, or a change in the law or regulations, could lead the FDA to modify or withdraw a product approval.

In addition to FDA requirements, our manufacturing, sales, promotion, and other activities following product approval are subject to regulation by numerous other regulatory authorities, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services and state and local governments. Among other laws and requirements, our sales, marketing and scientific/educational programs must comply with the Federal Medicare-Medicaid anti-fraud and abuse statutes and similar state laws. Our pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

We are also subject to regulation by the Occupational Safety & Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds used in connection with our research and development activities, and we may in the future be subject to other federal, state or local laws or regulations. OSHA, the EPA or other regulatory agencies may promulgate regulations that may affect our research and development programs. We are also subject to regulation by the Department of Transportation and to various laws and regulations relating to the shipping of cells and other similar items. We are unable to predict whether any agency will adopt any regulation that could limit or impede our operations.

Depending on the circumstances, failure to meet these other applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, partial or total suspension of production, denial or withdrawal of pre-marketing product approval or refusal to allow us to enter into supply contracts, including government contracts.

Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not we have obtained FDA approval, we must obtain approval of a product by comparable regulatory authorities of foreign countries prior to the commencement of marketing the product in those countries. The time required to obtain this approval may be longer or shorter than that required for FDA approval. The foreign regulatory approval process includes all the risks associated with FDA regulation set forth above, as well as country-specific regulations, including in some countries price controls.

In May 2000, we submitted our initial Phase I investigational new drug application, or IND, involving Xcellerated T Cells to treat metastatic kidney cancer. The FDA allowed us to start the trial in June 2000. The trial was completed in February 2003. In September 2001, we amended the IND to add a Phase I study of Xcellerated T Cells to treat hormone refractory prostate cancer. The trial was completed in June 2003. In August 2002, we amended the IND to add a Phase I/II to treat multiple myeloma patients post autologous stem cell transplantation. This trial completed accrual in October 2003. In November 2002, we amended the IND to add a Phase I/II study to treat CLL. This CLL study was subsequently amended in July 2004 to allow for additional patients and completed accrual in December 2004. In September 2003, we amended the IND to add a randomized Phase II study to treat multiple myeloma patients with and without fludarabine. We completed accrual of this trial in January 2005. In December of 2003, we amended the IND to add a Phase II study to treat non-Hodgkin’s lymphoma patients. Accrual is currently ongoing in this trial.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims rising out of our ordinary course of business. We are not currently a party to any material legal proceedings.

Employees

As of December 31, 2004, we had 105 employees, 30 of whom are directly involved in research and development and 38 of whom are involved in manufacturing operations. We consider our relations with our employees to be good. As a result of our plan to limit clinical development primarily to our planned Phase II/III trial in CLL and Phase I/II trial in HIV, we reduced our workforce by approximately 24%, to 81 employees on March 22, 2005. We believe the remaining staff will be sufficient to conduct these two planned clinical trials and to transfer manufacturing operations for the Phase II/III trial to our new facility.

ITEM 2. PROPERTIES

We currently lease a total of approximately 62,500 square feet of space at two facilities. We lease approximately 22,000 square feet of office and laboratory space and a cGMP manufacturing facility in Seattle, Washington, with monthly payments of approximately $52,000. The lease on this space expires in October 2006, and we have options to renew for two additional five-year terms. We also lease approximately 40,500 square feet of space in Bothell, Washington, with monthly payments of approximately $80,000. We have renovated approximately 20,000 square feet of this facility for the manufacture Xcellerated T Cells for our planned clinical trials and, if we obtain regulatory approval, initial commercialization. The initial lease term on this space expires December 2010, and we have options to renew until December 2020. Under the terms of the lease, we also have rights to negotiate for further expansion space in the building. We believe that this facility has sufficient space to accommodate expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims rising out of our ordinary course of business. We are not currently a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the shareholders during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading March 16, 2004 and is traded on the Nasdaq National Market under the symbol “XCYT.” The following table sets forth, for the calendar periods indicated, high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	HIGH	LOW
2004
First Quarter (Beginning March 16, 2004)	$8.50	$6.51
Second Quarter	$7.45	$4.00
Third Quarter	$5.04	$2.99
Fourth Quarter	$3.70	$2.00

On March 21, 2005, the closing sales price of our common stock on the Nasdaq National Market System was $1.40. As of March 21, 2005 we had 109 shareholders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Except for dividends we anticipate paying on the convertible preferred stock, we currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that our board of directors may deem relevant.

Use of Proceeds

Our Registration Statement under the Securities Act of 1933 (File No. 333-109635) was declared effective by the SEC on March 16, 2004. All 4,200,000 shares of common stock offered in the final prospectus were sold at a price per share of $8.00. The aggregate gross proceeds of the shares offered and sold were $33.6 million, which resulted in net proceeds to us of approximately $29.7 million after deducting underwriting discounts and commissions and other offering expenses of $3.9 million. From the effective date of our initial public offering through December 31, 2004, we have used approximately $19.3 million of these proceeds to fund clinical trial activities, manufacturing activities, preclinical research and development activities, and capital expenditures, and for other general corporate purposes. The remainder of the net proceeds from our initial public offering are invested in a variety of interest-bearing instruments, consisting of U.S. government and agency securities, high-grade U.S. corporate bonds, municipal bonds, commercial paper and money market accounts.

Sales of Unregistered Securities and Issuer Repurchases of Securities

Other than sales disclosed in previous quarterly reports on Form 10-Q or current reports on Form 8-K, we did not make any unregistered sales of shares of our common stock in 2004. In addition, we did not repurchase any of our equity securities during the fourth quarter of 2004.

ITEM 6. SELECTED FINANCIAL DATA

This section presents our historical financial data. The following should be read with, and is qualified in its entirety by reference to, the financial statements included in this Form 10-K, including the notes to the financial statements, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this Form 10-K. The statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited financial statements that are not included in this Form 10-K. Historical results are not necessarily indicative of future results.

YEARS ENDED DECEMBER 31, (in thousands, except per share data)	2000	2001	2002	2003	2004
STATEMENT OF OPERATIONS DATA
Revenue:
License fee	$—	$—	$—	$—	$35
Collaborative agreement	—	—	—	170	27
Government grant	98	30	—	—	—

Total revenue	98	30	—	170	62
Operating expenses:
Research and development	11,257	14,701	14,663	13,685	19,698
General and administrative	2,403	5,204	4,979	4,322	6,876

Total operating expenses	13,660	19,905	19,642	18,007	26,574

Loss from operations	(13,562)	(19,875)	(19,642)	(17,837)	(26,512)
Other income (expense), net	621	363	189	(620)	(13,076)

Net loss	(12,941)	(19,512)	(19,453)	(18,457)	(39,588)
Accretion of preferred stock	—	(8,411)	(8,001)	—	(8,973)

Net loss applicable to common stockholders	$(12,941)	$(27,923)	$(27,454)	$(18,457)	$(48,561)

Basic and diluted net loss per common share	$(11.86)	$(22.14)	$(19.34)	$(12.40)	$(3.90)

Shares used in basic and diluted net loss per common share calculation	1,091	1,261	1,420	1,488	12,440

AS OF DECEMBER 31, (in thousands)	2000	2001	2002	2003	2004
BALANCE SHEET DATA
Cash, cash equivalents and short-term investments	$23,926	$21,098	$17,344	$13,540	$47,318
Working capital	21,785	19,135	15,570	(653)	43,947
Total assets	28,479	24,727	21,535	18,498	55,603
Long-term obligations, less current portion	952	1,046	1,514	1,555	4,071
Redeemable convertible preferred stock and warrants	49,053	57,629	65,673	67,071	—
Deficit accumulated during the development stage	(29,173)	(48,685)	(68,138)	(86,595)	(126,183)
Total stockholders’ equity (deficit)	(25,384)	(36,260)	(48,125)	(64,840)	44,120

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto.

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans and investing activities, that involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Important Factors That May Affect Our Business, Results of Operations and Stock Price.” You should carefully review below the risks described herein and in other documents we file from time to time with the Securities and Exchange Commission, including the Form S-1 filed by us in October 2004. When used in this report, the words “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document. We caution our investors that our business and financial performance are subject to substantial risks and uncertainties.

Overview

We are a biotechnology company developing a new class of therapeutic products designed to enhance the body’s natural immune responses to treat cancer, infectious diseases and other medical conditions associated with weakened immune systems. We derive our therapeutic products from a patient’s own T cells, which are cells of the immune system that orchestrate immune responses and can detect and eliminate cancer cells and infected cells in the body. We use our patented and proprietary Xcellerate Technology to generate activated T cells, which we call Xcellerated T Cells, from blood that is collected from the patient. Activated T cells are T cells that have been stimulated to carry out immune functions. Our Xcellerate Technology is designed to rapidly activate and expand the patient’s T cells outside of the body. These Xcellerated T Cells are then administered to the patient. We believe, based on clinical trials to date, that our Xcellerate Technology can produce Xcellerated T Cells in sufficient numbers to generate rapid and potent immune responses to treat a variety of medical conditions.

Since our inception in 1996, we have focused our activities primarily on the development of these therapeutic products. We are a development-stage company and have incurred significant losses since our inception. As of December 31, 2004, our deficit accumulated during the development stage was $126.2 million. Our operating expenses consist of research and development expenses and general and administrative expenses.

We have recognized revenues from inception through December 31, 2004 of approximately $476,000 from license fees, payments under a collaborative agreement and income from a National Institutes of Health Phase I Small Business Innovation Research, or SBIR, grant in chronic lymphocytic leukemia. We currently do not market any products and will not for several years, if at all. Accordingly, we do not expect to have any product sales or royalty revenue for a number of years. Our net losses are primarily a result of research and development and general and administrative expenses incurred to support our operations. We anticipate incurring net losses over at least the next several years as we complete our clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations.

Research and Development

To date, our research and development expenses have consisted primarily of costs incurred for drug discovery and research, preclinical development, clinical trials and regulatory activities. Research and development activity-related costs include:

•	payroll and personnel-related expenses;

•	clinical trial and regulatory-related costs;

•	laboratory supplies;

•	contractual costs associated with developing antibodies and beads;

•	technology license costs;

•	rent and facility expenses for our laboratory and cGMP-grade manufacturing facilities; and

•	scientific consulting fees.

Our research and development efforts to date have primarily focused on the development of our proprietary Xcellerate Technology and Xcellerated T Cells. From inception through December 31, 2004, we incurred research and development expenses of approximately $86.5 million, substantially all of which relate to the research and development of this technology. Currently, we are focusing our efforts on advancing our product in a planned Phase II/III trial in CLL and a planned Phase I/II trial in HIV. As a result of our plan to limit clinical development to these two trials, we reduced our workforce by approximately 24%, to 81 employees on March 22, 2005. Although we have recently taken actions to reduce our research and development expenses in the short term, we expect our research and development expenses to increase again in the future if our planned Phase II/III trial in CLL is successful, as we continue to improve our proprietary Xcellerate Technology, and as we develop Xcellerated T Cells for additional clinical indications. Because of the risks and uncertainties inherent in the clinical trials and regulatory process, we are unable to estimate with any certainty the length of time or expenses to continue development of Xcellerated T Cells for commercialization. However, we expect our research and development expenses to increase as we continue to improve our proprietary Xcellerate Technology and develop Xcellerated T Cells for additional clinical indications.

General and Administrative Expenses

Our general and administrative expenses are costs associated with supporting our operations, including payroll and personnel-related expenses and professional fees. In addition, rent and facility expenses for our administrative office area and other general office support activities are also included in our general and administrative expenses.

Critical Accounting Policies

We have based our discussion and analysis of our financial condition and results of operations on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. While Note 1 to our financial statements summarizes each of our significant accounting policies that we believe is important to the presentation of our financial statements, we believe the following accounting policies to be critical to the estimates and assumptions used in the preparation of our financial statements.

Stock-Based Compensation

We have adopted the disclosure-only provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Accordingly, we apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options. Pursuant to APB 25, we recognize employee stock-based compensation expense based on the intrinsic value of the option at the date of grant. Deferred stock-based compensation includes amounts recorded when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. We amortize deferred stock-based compensation over the vesting period of the option using the graded vesting method.

We record stock options granted to non-employees using the fair value approach in accordance with SFAS 123 and Emerging Issues Task Force Consensus Issue No. 96-18, Accounting for Equity Instruments That Are

Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. We periodically revalue the options to non-employees over their vesting terms. We determine the fair value of options granted to non-employees using the Black-Scholes option-pricing model.

Prior to our initial public offering, we determined the fair value of our common stock for purposes of these calculations based on our review of the primary business factors underlying the value of our common stock on the date these option grants were made or revalued, viewed in light of our initial public offering and the initial public offering price per share. Subsequent to our initial public offering, the fair value is determined based on the price of the common stock as reported by the Nasdaq National Market in The Wall Street Journal.

Revenue Recognition

To date, we have generated no revenues from sales of products. Revenues relate to fees received for licensed technology, cost reimbursement contracts and a SBIR grant awarded to us by the National Institutes of Health. We recognize revenue associated with up-front license fees and research and development funding payments ratably over the relevant periods specified in the agreement, which generally is the period we are obligated to perform services. In certain cases, the agreement may specify the delivery of services or goods over a period of time, without a fixed date. In those circumstances, we are required to estimate the period of time over which revenue should be recognized, and reflects our best estimate after evaluating past experience, level of effort and stage of development. We recognize revenue under research and development cost-reimbursement agreements as the related costs are incurred. We recognize revenue related to grant agreements as the related research and development expenses are incurred.

Cash, Cash Equivalents and Investments

We classify all investment securities as available-for-sale, carried at fair value. We report unrealized gains and losses as a separate component of stockholders’ equity (deficit). We include amortization, accretion, interest and dividends, realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities in interest income. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, provide guidance on determining when an investment is other-than-temporarily impaired. This evaluation depends on the specific facts and circumstances. Factors that we consider in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for possible recovery in the market value of the investment.

Clinical Trial Accruals

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous academic institutions, site management organizations and clinical research organizations. These costs are a significant component of research and development expenses. In the normal course of business, we contract with third parties to conduct, supervise or monitor some or all aspects of clinical trials involving our Xcellerate Technology. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific agreements.

Derivative Instruments

The terms of our November 2004 convertible preferred stock offering include a dividend make-whole payment feature. If we elect to automatically convert, or the holder elects to voluntarily convert, some or all of the convertible preferred stock into shares of our common stock prior to November 3, 2007, we will make an additional payment on the convertible preferred stock equal to the aggregate amount of dividends that would have been payable on the convertible preferred stock through and including November 3, 2007, less any dividends already paid on the convertible preferred stock. This additional payment is payable in cash or, at our option, in shares of our common stock, or a combination of cash and shares of common stock. This dividend make-whole payment feature is considered to be an embedded derivative and has been recorded on the balance sheet at fair value as a current liability. We will be required to recognize other income (expense) in our statements of operations as the fair value of this derivative fluctuates from period to period.

The accounting for derivatives is complex, and requires significant judgments and estimates in determining the fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. The fair value of the dividend make-whole payment feature is based on various assumptions, including the estimated market volatility and discount rates used in determination of fair value. The use of different assumptions may have a material effect on the estimated fair value amount and our results of operations.

Results of Operations

Years Ended December 31, 2004 and 2003

Revenue

Revenue was approximately $62,000 and $170,000 for the years ended December 31, 2004 and 2003, respectively. This consisted of revenue recognized related to the amortization of license fees received and reimbursements of our costs incurred under a collaboration agreement.

Research and Development

Research and development expenses represented approximately 74% and 76% of our operating expenses for the years ended December 31, 2004 and 2003, respectively. Research and development expenses increased 44%, from $13.7 million in the year ended December 31, 2003 to $19.7 million in the year ended December 31, 2004. The increase was primarily the result of amounts charged to expense for contractual obligations relating to developing our bead technology, in addition to increases in clinical trial costs, laboratory supplies, salary and other personnel-related expenses and non-cash stock compensation expense. Expenses associated with developing our bead technology totaled $500,000 in the year ended December 31, 2004, with no such costs incurred in the year ended December 31, 2003. Clinical trial and laboratory supplies costs have increased as we continue to advance and expand our clinical testing, with increases of approximately $1.1 million and $1.3 million, respectively. As of December 31, 2004, we had 86 employees in research and development and clinical development operations compared to 56 employees in research and development and clinical development operations as of December 31, 2003, with the increase in salary and other personnel-related expenses totaling approximately $2.2 million. In addition, our non-cash stock compensation expense increased from $884,000 in the year ended December 31, 2003 to $1.1 million in the year ended December 31, 2004. These increases were partially offset by a reduction of $1.1 million in contractual payments to the third-party manufacturer of the antibodies that we use in our Xcellerate Technology. Since we store these antibodies for use when needed in clinical trials and research and development activities, the manufacture of these antibodies occurs periodically, resulting in a corresponding increase in expense from time to time.

General and Administrative

General and administrative expenses represented approximately 26% and 24% of our operating expenses for the years ended December 31, 2004 and 2003, respectively. General and administrative expenses increased 59%, from $4.3 million in the year ended December 31, 2003 to $6.9 million in the year ended December 31, 2004. The rise was due primarily to increases in professional fees, insurance costs, salary and other personnel-related expenses and non-cash stock compensation expense. Increases in professional fees, insurance costs and salary and other personnel-related expenses totaled approximately $991,000, $478,000 and $195,000, respectively. In addition, non-cash stock compensation expense increased from $783,000 in the year ended December 31, 2003 to $1.2 million in the year ended December 31, 2004.

Other Income (Expense)

Other expense, comprised primarily of interest expense and interest income, totaled $620,000 in the year ended December 31, 2003, compared to $12.3 million in the year ended December 31, 2004. Interest income increased 183%, from $149,000 in the year ended December 31, 2003 to $421,000 in the year ended December 31, 2004, due to increased average cash and investment balances upon which interest is earned. Interest expense increased from $768,000 in the year ended December 31, 2003 to $12.8 million in the year ended December 31, 2004, due to interest expense associated with the convertible promissory notes issued in October 2003. Upon consummation of our initial public offering and conversion of the notes to common stock, we recognized $11.3 million in interest expense, which represented the beneficial conversion feature of the notes. We also recognized an additional $1.1 million in interest expense associated with the discount on the notes, representing the value of the proceeds allocated to the warrants received by the note holders.

Also included in other expense in 2004 is the change in the derivative value associated with the make-whole payment on our outstanding convertible exchangeable preferred stock of $727,000. The valuation of the derivative is dependent upon many factors, including estimated market volatility, and may fluctuate significantly, which may have a significant impact on our statement of operations.

Accretion of Preferred Stock

In the year ended December 31, 2004, we recognized $9.0 million in accretion of preferred stock to arrive at our net loss applicable to common stockholders. No such accretion was recognized in the year ended December 31, 2003. This accretion represented the remaining discount associated with our Series E and F redeemable preferred stock, which was recognized when the redeemable preferred stock was converted into common stock upon the closing of our initial public offering.

Stock-Based Compensation

During the years ended December 31, 2004, 2003 and 2002, we recorded deferred stock-based compensation totaling $810,000, $2.4 million and $3.2 million, respectively. We amortize the deferred stock-based compensation to expense using the graded vesting method. As of December 31, 2004, there was $1.4 million of deferred stock-based compensation estimated to be amortized in future periods as follows: $981,000 in 2005, $350,000 in 2006 and $86,000 in 2007. During the years ended December 31, 2004, 2003 and 2002, we granted non-employee stock options and warrants to purchase 11,630, 24,543 and 6,363 shares of our common stock, respectively. We determined the fair value of options and warrants granted to non-employees using the Black-Scholes option-pricing model. We will periodically measure this value as the underlying options vest. Total stock-based compensation expense for non-employees was $65,000, $360,000 and $65,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes

We have incurred net operating losses since inception, and we have consequently not paid any federal, state or foreign income taxes. As of December 31, 2004, we had net operating loss carryforwards of approximately $97.5 million and research and development tax credit carryforwards of approximately $3.9 million. If not utilized, the net operating loss and tax credit carryforwards will expire at various dates beginning in 2011. If we do not achieve profitability, our net operating loss carryforwards may be lost. In addition, the change-in-ownership provisions as specified under Section 382 of the Internal Revenue Code of 1986, as amended, may substantially limit utilization of net operating loss and tax credit carryforwards annually.

Our deferred tax assets consist primarily of net operating loss carryforwards. Because of our history of operating losses, we do not have a sufficient basis to project that future income will be sufficient to realize the deferred tax assets during the carryforward period. As a result, we have provided a full valuation allowance on the net deferred tax assets for all periods presented. The valuation allowance has increased each fiscal year primarily due to that fiscal year’s net operating loss carryforward.

Years Ended December 31, 2003 and 2002

Revenue

Revenue was approximately $170,000 in the year ended December 31, 2003, consisting of funds received under a cost-reimbursement agreement. We recognized no revenue in the year ended December 31, 2002.

Research and Development

Research and development expenses represented approximately 76% and 75% of our operating expenses for the years ended December 31, 2003 and 2002, respectively. Research and development expenses decreased 6.7%, from $14.7 million in the year ended December 31, 2002 to $13.7 million in the year ended December 31, 2003. The decrease was primarily due to a reduction in technology license costs, contractual payments relating to developing our bead technology and non-cash stock compensation expense. Technology license costs totaled $829,000 in the year ended December 31, 2002, representing the value of stock and cash paid for a license we obtained from an academic institution. We incurred no technology license costs in the year ended December 31, 2003. Expenses associated with developing our bead technology totaled $500,000 in 2002, with no such costs incurred in 2003. Non-cash stock compensation expense decreased from $1.3 million in the year ended December 31, 2002 to $884,000 in the year ended December 31, 2003, as a result of a reduction in the number of options granted. Decreases in research and development expenses were partially offset by an increase of $220,000 in contractual payments relating to developing our antibody technology, in addition to increases in clinical trial and laboratory supplies costs. The increase in payments related to our antibody technology resulted from the third-party manufacture of the antibodies that we use in our Xcellerate Technology. Since we store these antibodies for use when needed in clinical trials and research and development activities, the manufacture of these antibodies occurs periodically, resulting in a corresponding increase in expense from time to time.

General and Administrative

General and administrative expenses represented approximately 24% and 25% of our operating expenses for the years ended December 31, 2003 and 2002, respectively. General and administrative expenses decreased 13%, from $5.0 million in the year ended December 31, 2002 to $4.3 million in the year ended December 31, 2003. The decrease was due primarily to a decrease in non-cash stock compensation expense and the absence of expenses related to an initial public offering registration process that we initiated and terminated in 2002. Non-cash stock compensation expense decreased 40%, from $1.3 million in the year ended December 31, 2002 to $783,000 in the year ended December 31, 2003, as a result of a reduction in the number of options granted. Costs we incurred in association with the initial public offering registration process in the year ended December 31, 2002 totaled $272,000.

Other Income (Expense)

Other income, comprised primarily of interest income and interest expense, totaled $189,000 in the year ended December 31, 2002, compared to other expense of $620,000 in the year ended December 31, 2003. Interest income decreased 68%, from $467,000 in the year ended December 31, 2002 to $149,000 in the year ended December 31, 2003, due to decreased cash and investment balances upon which interest is earned and declining interest rates. Interest expense increased 188% from $267,000 in the year ended December 31, 2002 to $768,000 in the year ended December 31, 2003, due primarily to interest expense associated with the convertible promissory notes issued in October 2003.

Liquidity and Capital Resources

As of December 31, 2004, we had cash, cash equivalents and short-term investments of $47.3 million, with cash equivalents being held in commercial paper and highly liquid money market accounts with financial institutions. Cash, cash equivalents and short-term investments were $13.5 million and $17.3 million as of December 31, 2003 and 2002, respectively.

Net cash used in operating activities was $21.1 million, $15.5 million and $15.2 million in the years ended December 31, 2004, 2003 and 2002, respectively. Expenditures in these periods were generally a result of research and development expenses and general and administrative expenses in support of our operations. We anticipate that these operating expenditures will continue to increase in the foreseeable future as we expand our research, development and clinical trial activities, support our growth, and incur costs related to being a public company.

Our investing activities, other than purchases and maturities of investments, have consisted primarily of purchases of property and equipment. Purchases of property and equipment totaled $4.4 million, $995,000 and $1.1 million in the years ended December 31, 2004, 2003 and 2002, respectively. The significant increase in purchases of property and equipment in the year ended December 31, 2004 is the result of the construction and renovation of our planned manufacturing plant in Bothell, Washington. In 2005, we anticipate our capital expenditures will decrease somewhat from 2004 levels, as a majority of our manufacturing plant construction and renovation has been completed.

Net cash provided by financing activities totaled $59.6 million, $12.8 million and $12.8 million in the years ended December 31, 2004, 2003 and 2002, respectively. In March 2004, we raised net proceeds of approximately $29.7 million from the sale of 4,200,000 shares of common stock in our initial public offering. In connection with the initial public offering, all of our outstanding shares of redeemable convertible preferred stock and all of our outstanding convertible promissory notes, including interest accrued thereon through the closing date of the offering, were converted into 6,781,814 and 1,357,357 shares of our common stock, respectively. In November 2004, we raised net proceeds of approximately $27.5 million from the sale of 2,990,000 shares of our convertible preferred stock.

We have financed the acquisition of property and equipment through financing arrangements with General Electric Capital Corporation, Oxford Finance Corporation and Phoenix Leasing Incorporated. At December 31, 2004, we had two financing arrangements. Under the first arrangement, with General Electric Capital Corporation, we may borrow up to $3.0 million, subject to credit approval. At December 31, 2004, we have $1.8 million available under the outstanding arrangement, which expires in July 2005. Under the second arrangement, with Oxford Finance Corporation, we may borrow up to $3.0 million, subject to credit approval. At December 31, 2004, we have $2.2 million available under the outstanding arrangement, which expires in December 2005. Outstanding borrowings under the current and previous financing arrangements were $4.2 million and $1.8 million at years ended December 31, 2004 and 2003, respectively. Outstanding borrowings require monthly principal and interest payments and mature at various dates through 2008. Interest rates applicable to the outstanding borrowings at December 31, 2004 ranged from 7.91% to 11.61%. The weighted average interest rates for borrowings outstanding during the years ended December 31, 2004, 2002 and 2003 were 8.99%, 10.27% and 11.09%, respectively. Borrowings are secured by the acquired assets that have a net book value of $5.8 million at December 31, 2004. Under all agreements, we are required to comply with certain nonfinancial covenants.

We have entered into agreements to develop bead and antibody technology that required significant cash expenditures, including an agreement with Dynal under which we agreed to make payments totaling $3.0 million upon the accomplishment of bead development activities. Additionally, we have two agreements with Lonza under which we agreed to make payments to develop and produce cGMP-grade antibodies totaling $6.7 million. As of December 31, 2004, we have paid the entire $3.0 million to Dynal and $5.0 million to Lonza. We anticipate that the remaining payments to Lonza will be made in 2005. Under the terms of the agreement with

Dynal, should we not buy a minimum of $250,000 of beads in the first 12 months after the development phase ends and $500,000 of beads annually thereafter over the remaining term of the agreement, Dynal shall have the right to terminate the agreement. As of December 31, 2004, the development phase, as defined in the Dynal agreement, has not yet been completed. Under our license agreement with Genetics Institute, we must spend no less than $500,000 annually on research and development activities related to product development until the first commercial sale of a product.

The following summarizes our long-term contractual obligations as of December 31, 2004 (in thousands):

	PAYMENTS DUE BY PERIOD
Contractual obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Operating leases	$7,594	$1,644	$2,562	$2,285	$1,103
Equipment financing	4,272	1,556	2,411	305	—
Development and supply agreements	1,743	1,743	—	—	—
Total(1)	$13,609	$4,943	$4,973	$2,590	$1,103

(1)	Does not include commitments for purchases of beads under the Dynal agreement or product development spending under the Genetics Institute license agreement, as described above.

Based on the current status of our product development and collaboration plans, we believe that our current cash, cash equivalents and investments will be adequate to satisfy our capital needs through at least the end of the second quarter of 2006. We will likely seek additional financing prior to that time to, among other things, support our continuing product development, manufacturing and clinical trials for Phase II or Phase III clinical trials in future periods. Furthermore, we expect to require additional funding before we are able to generate revenue, if at all, from our potential products. Additional financing may not be available on favorable terms, if at all. If we are unable to raise additional funds when we need them, we may have to delay, reduce or eliminate some or all of our development programs or our clinical trials. We also may have to license our technologies to others, including technologies that we would prefer to develop internally, to raise capital.

Recent Accounting Pronouncements

In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. EITF 03-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The effective date for the recognition and measurement guidance of EITF 03-1 has been delayed until certain implementation issues are addressed. Final implementation guidance is expected to be issued in 2005. The disclosure requirements of EITF 03-1 remain in effect. We have complied with the disclosure requirements, and the adoption of the remaining portions of EITF 03-1 is not expected to have a material impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS 123R, Share-Based Payment. SFAS 123R establishes standards for the accounting for transactions in which an entity receives employee services in exchange for the entity’s equity instruments or liabilities that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for fiscal periods beginning after June 15, 2005 and will become effective for us beginning with the third quarter of 2005. The impact that the adoption of this statement will have on our financial position and results of operations will be determined by share-based payments granted in future periods, as well as the fair value model and assumptions we will choose, which have not been finalized yet.

Subsequent Events

As a result of the plan to focus most of our clinical development resources on our planned Phase II/III trial in CLL and planned Phase I/II trial in patents with HIV, on March 22, 2005, we reduced our workforce by approximately 24%, to 81 employees. The Company will record a charge in the first quarter of 2005 of approximately $300,000, consisting of severance, benefits and outplacement services.

Important Factors That May Affect Our Business, Results of Operations and Stock Price

You should carefully consider the risks described below, together with all of the other information included in this annual report on Form 10-K and the information incorporated by reference herein. If we do not effectively address the risks we face, our business will suffer and we may never achieve or sustain profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This annual report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this annual report on Form 10-K.

WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

We are a development stage company with limited operating history. We have incurred significant operating losses since we began operations in 1996, including net losses of approximately $39.6 million for the year ended December 31, 2004, and we may never become profitable. As of December 31, 2004, we had a deficit accumulated during the development stage of approximately $126.2 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. We also expect to incur significant costs to renovate our leased facility for the manufacture of Xcellerated T Cells for our planned clinical trials and, if we receive FDA approval, for initial commercialization activities. To date, we have derived no revenues from product sales or royalties. We do not expect to have any significant product sales or royalty revenue for a number of years. Our operating losses have been increasing during the past several years and will continue to increase significantly in the next several years as we expand our research and development, participate in clinical trial activities, acquire or license technologies, scale up and improve our manufacturing operations, seek regulatory approvals and, if we receive FDA approval, commercialize our products. We also may be required to recognize additional losses based upon changes in the fair value of our derivative liability, which resulted from the dividend make-whole payment feature of our convertible preferred stock. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict when we may become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock and convertible preferred stock will likely decline.

WE WILL NEED TO RAISE SUBSTANTIAL ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, AND OUR FAILURE TO OBTAIN FUNDING WHEN NEEDED MAY FORCE US TO DELAY, REDUCE OR ELIMINATE OUR PRODUCT DEVELOPMENT PROGRAMS OR COLLABORATION EFFORTS.

Developing products and conducting clinical trials for the treatment of cancer and infectious diseases require substantial amounts of capital. To date, we have raised capital through private equity financings, an initial public offering, a public offering of convertible preferred stock, the sale of convertible promissory notes and equipment leases. Currently, we anticipate that our cash, cash equivalents and investments will be adequate to satisfy our capital needs through at least the end of the second quarter of 2006. If we are unable to obtain additional funding in a timely fashion, we may never conduct required clinical trials to demonstrate safety and clinical efficacy of Xcellerated T Cells, and we may never obtain FDA approval or commercialize any of our products. We will need to raise additional capital to, among other things:

•	fund our clinical trials;

•	expand our research and development activities;

•	scale up and improve our manufacturing operations;

•	finance our general and administrative expenses;

•	acquire or license technologies;

•	prepare, file, prosecute, maintain, enforce and defend our patent and other proprietary rights;

•	pursue regulatory approval and commercialization of Xcellerated T Cells and any other products that we may develop; and

•	develop and implement sales, marketing and distribution capabilities.

Our future funding requirements will depend on many factors, including, among other things:

•	the progress, expansion and cost of our clinical trials and research and development activities;

•	any future decisions we may make about the scope and prioritization of the programs we pursue;

•	the development of new product candidates or uses for our Xcellerate Technology;

•	changes in regulatory policies or laws that affect our operations; and

•	competing technological and market developments.

If we raise additional funds by issuing securities, further dilution to stockholders may result and new investors could have rights superior to our current stockholders. In addition, debt financing, if available, may include restrictive covenants. If adequate funds are not available to us, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some portion or all of our development programs or clinical trials. We also may have to license to other companies our products or technologies that we would prefer to develop and commercialize ourselves.

DUE TO OUR LIMITED RESOURCES AND ACCESS TO CAPITAL, WE MUST PRIORITIZE OUR DEVELOPMENT PROGRAMS AND MAY CHOOSE TO PURSUE PROGRAMS THAT NEVER RECEIVE REGULATORY APPROVAL OR PROVE TO BE PROFITABLE.

Because we have limited resources and access to capital to fund our operations, our management must make significant prioritization decisions on which programs to pursue and how much of our resources to allocate to each program. We are currently focusing our research and development efforts on the use of Xcellerated T Cells to treat CLL and HIV. As a result of our plan to limit clinical development primarily to the planned Phase II/III in CLL and planned Phase I/II trial in HIV, we reduced our workforce by approximately 24%, to 81 employees on March 22, 2005. We would need to expand our workforce if these two clinical trials are successful or if we decide to conduct other clinical trials in the future. If we advance or expand our clinical trials in the future, we cannot be sure that we will be able to hire employees with the skills and experience desirable or necessary to support such clinical development. Our management has broad discretion to suspend, scale down or discontinue any of these programs or to initiate new programs to treat other clinical indications. Xcellerated T Cells may never prove to be safe and clinically effective to treat any of these indications, and the market for these indications may never prove to be profitable even if we obtain regulatory approval for these indications. Accordingly, we cannot assure you that the programs we decide to pursue will lead to regulatory approval or will prove to be profitable.

OUR ABILITY TO INITIATE A PHASE II/III TRIAL IN PATIENTS WITH CLL ON OUR PROPOSED PROTOCOL AND TIMELINE IS UNCERTAIN AND HIGHLY DEPENDENT ON THE FDA.

We cannot be sure that the FDA will ultimately let us proceed with the proposed design of our Phase II/III clinical trial protocol for Xcellerated T Cells in patients with CLL, who have been previously treated with chemotherapy and have failed treatment with Campath, an FDA-approved drug used to treat CLL. In February

2005, the FDA requested that we withdraw our Phase II/III clinical trial protocol and resubmit the protocol as a draft to enable further discussion. The FDA may conclude that we have not adequately addressed the issues they raised in our initial meeting on September 23, 2004 or in subsequent telephone conversation or they may propose additional modifications to address new concerns they have with our protocol. The FDA may recommend that we conduct an additional clinical trial to address their concerns, which would cause significant delays in the initiation of our Phase II/III clinical trial, or make the clinical trial too costly to pursue for this indication. Even if the FDA does let us proceed with our Phase II/III clinical trial, there is no guarantee that we will receive approval from the FDA upon completion of such clinical trial. Our clinical development plan for CLL is premised upon the continued existence of an unmet medical need in this population. The FDA may require that we conduct larger, controlled studies in more patients, particularly if the FDA approves another drug or biologic to treat Campath-refractory CLL.

Our ability to initiate any clinical trial will also depend on our ability to address comments received from the FDA related to chemistry, manufacturing and controls issues for the Xcellerated T Cells. We plan to provide further information and have further discussions with the FDA concerning these issues. We cannot be sure that the FDA will accept our proposals.

IF WE PROCEED WITH OUR CURRENTLY PROPOSED PHASE II/III TRIAL OF XCELLERATED T CELLS IN PATIENTS WITH CLL, EVEN IF THE TRIAL MEETS ITS PRESPECIFIED ENDPOINTS IT MAY NOT BE SUFFICIENT TO SUPPORT APPROVAL BY THE FDA.

We have submitted a draft Phase II/III protocol to the FDA for the use of Xcellerated T Cells in patients with CLL. We may choose to proceed with this trial, assuming the FDA does not place the proposed trial on clinical hold, even if we have not addressed all of the concerns raised by the FDA. If we proceed with the trial on this basis, it may not ultimately meet FDA approvability standards and we may be forced to conduct an additional Phase III study in patients with CLL. The FDA’s advice on the design of our proposed Phase II/III trial has itself changed over time, and we cannot assure you that, even if we conduct the study according to the FDA’s current design preferences, that if successful, the FDA will approve our product for this indication.

To date, Xcellerated T Cells have been shown in CLL patients to decrease lymph nodes and spleen size, but not leukemic blood counts. We cannot be sure that the FDA will accept two of these three major measurements of tumor response as sufficient to support product approval. In addition, although the FDA has accepted tumor response as a valid clinical endpoint in disease indications where there is an unmet clinical need such as CLL, we cannot be sure that the FDA will not require us to demonstrate patient survival in a pre-approval trial rather than a post-approval confirming trial that we plan to do. The Phase II/III clinical trial we plan to conduct is not randomized or powered statistically to demonstrate patient survival. To address decreases in leukemic counts in the blood in order to achieve all three major measurements of tumor response, we are planning to enroll CLL patients in our proposed Phase II/III clinical trial who have been recently treated with Campath, a drug that leads to decreases in leukemic counts in the blood. We have not previously tested the effects of using Xcellerated T Cells after use of Campath and there may be unforeseen side effects when patients receive Xcellerated T Cells after use of Campath. We cannot be sure that patients’ leukemic counts will not rise again after the use of Campath or that we will observe a similar safety profile and treatment effects of our Xcellerated T Cells in CLL patients who have received Campath as we have observed in our previous clinical trials.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

Our success depends in part on obtaining, maintaining and enforcing our patents and in-licensed and proprietary rights throughout the world. We believe we own, or have rights under licenses to, issued patents and pending patent applications that are necessary to commercialize Xcellerated T Cells. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or developing competing products. We also face the risk that others may independently develop similar or alternative technologies or may design around our proprietary and patented technologies.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. Furthermore, the application and enforcement of patent laws and regulations in foreign countries is even more uncertain, particularly where, as here, patent rights are co-owned with others, thus requiring their consent to ensure exclusivity in the marketplace. Accordingly, we cannot assure you that we will be able to effectively file, protect or defend our proprietary rights in the United States or in foreign jurisdictions on a consistent basis.

Third parties may successfully challenge the validity of our patents. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or other proprietary rights cover them. Because the issuance of a patent is not conclusive of its validity or enforceability, we cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if others challenge their validity in court. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting the coverage of our patents. If the outcome of litigation is adverse to us, third parties may be able to use our technologies without payment to us.

In addition, it is possible that others may infringe upon our patents or successfully avoid them through design innovation. We may initiate litigation to police unauthorized use of any of our proprietary rights, whether or not related to our Xcellerated T Cells. However, the cost of litigation to uphold the validity of our patents and to prevent infringement could be substantial, particularly where patent rights are co-owned with others, thus requiring their participation in the litigation, and the litigation will consume time and other resources. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Moreover, if a court decides that our patents are not valid, we will not have the right to stop others from using our inventions. There is also the risk that, even if the validity of our patents were upheld, a court may refuse to stop others on the ground that their activities do not infringe upon our patents. Because protecting our intellectual property is difficult and expensive, we may be unable to prevent misappropriation of our proprietary rights.

We also rely on certain proprietary trade secrets and know-how, especially where we believe patent protection is not appropriate or obtainable. Trade secrets and know-how, however, are difficult to protect. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and invention assignment agreements with our employees, consultants and some of our contractors. It is possible, however, that these persons may unintentionally or willingly breach the agreements or that our competitors may independently develop or otherwise discover our trade secrets and know-how.

THE CLINICAL AND COMMERCIAL UTILITY OF OUR XCELLERATE TECHNOLOGY IS UNCERTAIN AND MAY NEVER BE REALIZED.

Our Xcellerate Technology is based on a novel approach to treat cancer and infectious diseases and is in an early stage of development. Our clinical trials and independent clinical trials using an earlier version of our technology, to date, have involved small numbers of patients, which, unless otherwise stated, were not designed to produce statistically significant results as to efficacy. In addition, these trials have neither been randomized nor blinded to ensure the results are due to the effect of Xcellerated T Cells. Some of the data regarding our Xcellerate Technology were derived from independent clinical trials, including physician-sponsored trials, which we do not control. In addition, data from these independent clinical trials were derived using T cells activated with an earlier version of our proprietary technology. Success in early clinical trials neither ensures that large-scale trials will be successful nor predicts final results. Acceptable results in early trials may not be repeated in later trials. In addition, we may not be able to treat patients if we cannot collect a sufficient quantity of T cells that meet our minimum specifications to enable us to produce Xcellerated T Cells. Also, some patients may be unable to tolerate the required procedures for blood collection and administration of Xcellerated T Cells. Finally, we only have limited experience in treating patients with multiple doses of Xcellerated T Cells, which may be required to achieve optimal therapeutic effects.

Although we have observed few serious side effects in patients infused with Xcellerated T Cells in clinical trials conducted to date, we may not ultimately be able to provide the FDA with satisfactory data to support a claim of clinical safety and efficacy sufficient to enable the FDA to approve Xcellerated T Cells for commercialization. This may be because later clinical trials may fail to reproduce favorable data we may have obtained in earlier clinical trials, because the FDA may disagree with how we interpret the data from these clinical trials or because the FDA may not accept these therapeutic effects as valid endpoints in pivotal trials necessary for market approval. For example, although our studies to date have indicated that our Xcellerate Technology can lead to increased T cell and lymphocyte counts, the FDA will not accept increased T cell and lymphocyte counts as a valid endpoint in pivotal studies necessary for market approval. Instead, we would be required to show that Xcellerated T Cells lead to a significant clinical benefit. We will also need to demonstrate that Xcellerated T Cells are safe. We do not have data on possible harmful long-term effects of Xcellerated T Cells and will not have any data on long-term effects in the near future. We also have limited data on the safety and efficacy of Xcellerated T Cells to treat patients with very weakened immune systems, such as patients with HIV. For these and other reasons, the clinical effectiveness and commercialibility of our Xcellerate Technology is uncertain and may never be realized.

WE MAY FAIL TO OBTAIN OR MAY EXPERIENCE DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET XCELLERATED T CELLS, WHICH WILL SIGNIFICANTLY HARM OUR BUSINESS.

We do not have the necessary approvals to market or sell Xcellerated T Cells in the United States or any foreign market. Before marketing Xcellerated T Cells, we must successfully complete extensive preclinical studies and clinical trials and rigorous regulatory approval procedures. We cannot assure you that we will obtain the necessary regulatory approvals to commercialize Xcellerated T Cells.

Conducting clinical trials is uncertain and expensive and often takes many years to complete. The results from preclinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. In conducting clinical trials, we may fail to establish the effectiveness of Xcellerated T Cells for the targeted indication or we may discover unforeseen side effects. Moreover, clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patients participating in the trials may die before completion of the trial or suffer adverse medical effects unrelated to treatment with Xcellerated T Cells. Many patients who enroll in clinical trials, particularly for treatment of hematological malignancies, have received prior therapies, including therapies that may have significantly compromised their health, and their immune system particularly. As we expand our trials to include larger number of patients and face more competition for these patients, we are likely to enroll more patients that have been previously treated with multiple other therapies than in our earlier, smaller clinical trials, which may reduce the effectiveness of our therapy in these patients or increase the number of patients who cannot complete the clinical trial due to death or adverse medical effects unrelated to treatment with Xcellerated T Cells. These factors could lead to delays, termination or failure of our clinical trials. A number of companies in the biotechnology industry have suffered significant setbacks in every stage of clinical trials, even in advanced clinical trials after positive results in earlier trials. In addition, we have developed a custom bioreactor system in our manufacturing process, and we will not be able to obtain FDA approval to commercialize Xcellerated T Cells without the FDA’s acceptance of our manufacturing process using this bioreactor system.

To date, the FDA has approved only a few cell-based therapies for commercialization. The FDA recently formed a new division that will regulate biologic products, such as Xcellerated T Cells. The processes and requirements associated with this new division may cause delays and additional costs in obtaining regulatory approvals for our products. Because our Xcellerate Technology is novel, and cell-based therapies are relatively new, regulatory agencies may lack experience in evaluating product candidates like Xcellerated T Cells. This inexperience may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Xcellerated T Cells.

In addition, the following factors may impede or delay our ability to obtain timely regulatory approvals, if at all:

•	our limited experience in filing and pursuing the applications necessary to gain regulatory approvals;

•	any failure to satisfy efficacy, safety or quality standards;

•	any difficulty identifying, recruiting, enrolling and retaining a sufficient number of qualified patients for our clinical trials;

•	a decision by us or regulators to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with applicable regulatory requirements;

•	our ability to produce sufficient quantities of Xcellerated T Cells to complete our clinical trials;

•	varying interpretations of the data generated from our clinical trials; and

•	changes in governmental regulations or administrative actions.

Any delays in, or termination of, our clinical trials could materially and adversely affect our development and collaboration timelines, which may cause our stock price to decline. If we do not complete clinical trials for Xcellerated T Cells and obtain regulatory approvals, we will not be able to commercialize Xcellerated T Cells and we may not be able to recover any of the substantial costs we have invested in the development of Xcellerated T Cells.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY NOT BE ABLE TO MANUFACTURE XCELLERATED T CELLS ON A LARGE SCALE OR IN A COST-EFFECTIVE MANNER.

Until the end of March 2005, we will have manufactured Xcellerated T Cells for research and development and our clinical activities in one manufacturing facility in Seattle, Washington. We have not demonstrated the ability to manufacture Xcellerated T Cells beyond quantities sufficient for research and development and limited clinical activities. We have no experience manufacturing Xcellerated T Cells at the capacity that will be necessary to support large clinical trials or commercial sales. We are now in the process of relocating our manufacturing activities to our leased property in Bothell, Washington, which we have recently renovated for the manufacture of Xcellerated T Cells for our planned clinical trials and, if we receive FDA approval, initial commercialization. However, we may encounter difficulties in obtaining the approvals for validating and operating this manufacturing facility. On March 22, 2005, we reduced our workforce by approximately 24%, to 81 employees, and we cannot be sure that the smaller staff will not delay or restrict our planned transfer of manufacturing operations to our new facility. We may also be unable to hire the qualified personnel that we may later require to accommodate the expansion of our operations and manufacturing capabilities. Relocation of our manufacturing activities to a new facility during or after a pivotal clinical trial, will require that we demonstrate to the FDA similarity of the Xcellerated T Cells manufactured in the new facility to the Xcellerated T Cells manufactured in the prior facility to obtain FDA approval. If we cannot adequately demonstrate similarity to the FDA, we could be required to repeat clinical trials, which would be expensive and substantially delay regulatory approval.

Because our Xcellerate Technology is a patient-specific, cell-based product, the manufacture of Xcellerated T Cells is more complicated than the manufacture of most pharmaceuticals. Our present manufacturing process may not meet our initial expectations as to reproducibility, yield, purity or other measurements of performance. In addition, we are using a custom bioreactor system in our manufacturing process and only have limited manufacturing experience using this bioreactor system to activate and expand T cells. Because this new manufacturing process is unproven, we may never successfully utilize our custom bioreactor system to commercialize our products. In addition, because some of our prior clinical trials were conducted using a prior version of the manufacturing system, which did not use the custom bioreactor, we may have to show comparability of the Xcellerated T Cells manufactured with the different versions of the manufacturing systems we have used. To show comparability, we may be required to conduct additional clinical trials. If we make additional modifications in our manufacturing process in the future, we may also have to show comparability of newer versions of the manufacturing process. We are currently negotiating a manufacturing and supply agreement with Wave Biotech LLC, the manufacturer of our bioreactor system. If we are unable to successfully negotiate this contract or are unable to procure a suitable alternative manufacturer in a timely manner, we could face a setback in the development of our manufacturing process. For these and other reasons, we may not be able to manufacture Xcellerated T Cells on a large scale or in a cost-effective manner.

We are the only manufacturer of Xcellerated T Cells. Although we are considering third-party manufacturing options, we expect that we will conduct most of our manufacturing in our own facility for the next several years. Furthermore, because we are the only manufacturer of Xcellerated T Cells and we currently use only one manufacturing facility, any damage to or destruction of our manufacturing facility or our equipment, prolonged power outage, contamination of our facility or shutdown by the FDA or other regulatory authority could significantly impair or curtail our ability to produce Xcellerated T Cells. In addition, we store our patients’ cells in freezers at our manufacturing facility. If these cells are damaged at our facility, including by the loss or malfunction of these freezers or our back-up power systems, we would need to collect replacement patient cells, which would delay our patients’ treatments. If we are unable to collect replacement cells from our patients, we could incur liability and our business could suffer.

OUR CLINICAL TRIALS MAY TAKE LONGER TO COMPLETE THAN WE PROJECT OR THEY MAY NOT BE COMPLETED AT ALL.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. For example, the proposed design of our planned Phase II/III clinical trial in CLL requires us to enroll patients with CLL who have been previously treated with chemotherapy and have failed treatment with Campath, an FDA-approved drug used to treat CLL. The size of this patient population is relatively small and we anticipate we will encounter difficulties in identifying and enrolling an adequate number of such patients. In addition, patients who enroll in this clinical trial will have received prior therapies, including therapies that may have significantly compromised their health, and their immune system particularly, which may reduce the effectiveness of our therapy in these patients or increase the number of patients who cannot complete the clinical trial due to death or adverse medical effects unrelated to treatment with Xcellerated T Cells. These factors could lead to delays, termination or failure of our clinical trials.

We depend on medical institutions to conduct our clinical trials and to the extent they fail to enroll patients for our clinical trials or are delayed for a significant time in achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. In addition, we may be required to conduct clinical trials in foreign countries to increase patient enrollment in the future, which may subject us to further delays and expenses as a result of increased drug shipment costs, additional regulatory requirements and the engagement of foreign clinical research organizations, as well as expose us to risks associated with foreign currency transactions insofar as we might desire to use U.S. dollars to make contract payments denominated in the foreign currency where the trial is being conducted.

CLINICAL TRIALS ARE EXPENSIVE, TIME CONSUMING AND THEIR OUTCOME IS UNCERTAIN.

Before we can obtain regulatory approval for the commercial sale of any product candidate that we wish to develop, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Each of these trials requires the investment of substantial expense and time.

We currently have ongoing Phase II clinical trials in multiple myeloma and non-Hodgkin’s lymphoma and Phase I/II clinical trial in CLL. We expect to commence additional trials in the future. There are numerous factors that could delay each of these clinical trials or prevent us from completing these trials successfully.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals. We still only have limited efficacy data of Xcellerated T Cells from our Phase I/II and Phase II trials. Phase I and Phase II clinical trials are not primarily designed to test the efficacy but rather to test safety, and to understand the drug candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. We believe that any clinical trial designed to test the efficacy of Xcellerated T Cells, whether Phase II or Phase III, will likely involve a large number of patients to achieve statistical significance and will be expensive. We may conduct lengthy and expensive clinical trials of Xcellerated T Cells, only to learn that it is not an effective treatment. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause it to be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by the FDA or another regulatory authority may also vary significantly based on the type, complexity and novelty of the product involved, as well as other factors.

THE GOVERNMENT AND OTHER THIRD-PARTY PAYORS MAY CONTROL THE PRICING AND PROFITABILITY OF OUR PRODUCTS.

Our ability to commercialize Xcellerated T Cells successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of Xcellerated T Cells and related treatments. Increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. In addition, governmental authorities may establish pricing and reimbursement levels for some disease indications but not others, which may reduce the demand for Xcellerated T Cells and our profitability. Pricing and profitability of healthcare products are also subject to governmental control in some foreign markets. Cost control initiatives could:

•	result in lower prices for Xcellerated T Cells or any future products or their exclusion from reimbursement programs;

•	reduce any future revenues we may receive from collaborators;

•	discourage physicians from delivering Xcellerated T Cells to patients in connection with clinical trials or future treatments; and

•	limit off-label use of Xcellerated T Cells.

WE RELY ON THIRD PARTIES TO CONDUCT SOME OF THE CLINICAL TRIALS FOR XCELLERATED T CELLS, AND THEIR FAILURE TO TIMELY AND SUCCESSFULLY PERFORM THEIR OBLIGATIONS TO US, OR THEIR DEFECTIVE PERFORMANCE, COULD SIGNIFICANTLY HARM OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR BUSINESS.

Because we rely on academic institutions, site management organizations and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our Xcellerate Technology, we have limited control over the timing and other aspects of these clinical trials. If these third parties do not successfully carry out their duties under their agreements with us, fail to inform us if these trials fail to comply with clinical trial protocols or fail to meet expected deadlines, this may adversely affect our clinical trials and we may not be able to obtain regulatory approvals.

A third party on whom we rely to conduct clinical trials for Xcellerated T Cells could conduct those clinical trials defectively. This could lead to patients experiencing harmful side effects or could prevent us from proving that Xcellerated T Cells are effective, which may result in:

•	our failure to obtain or maintain regulatory approval;

•	physicians not using or recommending our products; and

•	significant product liability.

XCELLERATED T CELLS MAY NEVER ACHIEVE MARKET ACCEPTANCE EVEN IF WE OBTAIN REGULATORY APPROVALS.

We do not expect to receive regulatory approvals for the commercial sale of any products derived from our Xcellerate Technology for several years, if at all. Even if we do receive regulatory approvals, the future commercial success of Xcellerated T Cells will depend, among other things, on its acceptance by physicians, patients, healthcare payors and other members of the medical community as a therapeutic and cost-effective alternative to commercially available products. Because only a few cell-based therapy products have been commercialized, we do not know to what extent cell-based immunotherapy products will be accepted as therapeutic alternatives. If we fail to gain market acceptance, we may not be able to earn sufficient revenues to continue our business. Market acceptance of and demand for any product that we may develop will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	availability of alternative and competing treatments;

•	cost effectiveness;

•	effectiveness of our marketing and distribution strategy and the pricing of any product that we may develop;

•	publicity concerning our products or competitive products; and

•	our ability to obtain sufficient third-party coverage or reimbursement.

If Xcellerated T Cells do not become widely accepted by physicians and patients, it is unlikely that we will ever become profitable.

EVEN IF WE OBTAIN REGULATORY APPROVALS FOR XCELLERATED T CELLS, THOSE APPROVALS AND ONGOING REGULATION OF OUR PRODUCTS MAY LIMIT HOW WE MANUFACTURE AND MARKET OUR PRODUCTS, WHICH COULD PREVENT US FROM REALIZING THE FULL BENEFIT OF OUR EFFORTS.

If we obtain regulatory approvals, Xcellerated T Cells, our Xcellerate Technology and our manufacturing facilities will be subject to continual review, including periodic inspections, by the FDA and other U.S. and foreign regulatory authorities. In addition, regulatory authorities may impose significant restrictions on the indicated uses or marketing of Xcellerated T Cells or other products that we may develop. These and other factors may significantly restrict our ability to successfully commercialize Xcellerated T Cells and our Xcellerate Technology.

We and many of our vendors and suppliers are required to comply with current Good Manufacturing Practices, or cGMP, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Furthermore, our manufacturing facilities must be approved by regulatory agencies before these facilities can be used to manufacture Xcellerated T Cells, and they will also be subject to additional regulatory inspections. Any material changes we may make to our manufacturing process may require approvals by the FDA and state or foreign regulatory authorities. Failure to comply with FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

We must also report adverse events that occur when our products are used. The discovery of previously unknown problems with Xcellerated T Cells or our manufacturing facilities may result in restrictions or sanctions on our products or manufacturing facilities, including withdrawal of our products from the market. Regulatory agencies may also require us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our product or obtain re-approvals. This may cause our reputation in the market place to suffer or subject us to lawsuits, including class action suits.

WE RELY ON THIRD PARTIES TO ADMINISTER XCELLERATED T CELLS TO PATIENTS, AND OUR BUSINESS COULD BE HARMED IF THESE THIRD PARTIES ADMINISTER XCELLERATED T CELLS INCORRECTLY.

We rely on the expertise of physicians, nurses and other associated medical personnel to administer Xcellerated T Cells to patients. Although our Xcellerate Technology employs mostly standard medical procedures, if these medical personnel are not properly trained to administer, or are negligent in the administration of, Xcellerated T Cells, the therapeutic effect of Xcellerated T Cells may be diminished or the patient may suffer critical injury.

In addition, third-party medical personnel must thaw Xcellerated T Cells received from us. If this thawing is not performed correctly, the patient may suffer critical injury. While we intend to provide training materials and adequate resources to these third-party medical personnel, the thawing of Xcellerated T Cells will occur outside our supervision and may not be administered properly. If, due to a third-party error, people believe that Xcellerated T Cells are ineffective or harmful, the desire to use Xcellerated T Cells may decline, which will negatively impact our ability to generate revenue. We may also face significant liability even though we may not be responsible for the actions of these third parties.

THERE ARE RISKS INHERENT IN OUR BUSINESS THAT MAY SUBJECT US TO POTENTIAL PRODUCT LIABILITY SUITS AND OTHER CLAIMS, WHICH MAY REQUIRE US TO ENGAGE IN EXPENSIVE AND TIME-CONSUMING LITIGATION OR PAY SUBSTANTIAL DAMAGES AND MAY HARM OUR REPUTATION AND REDUCE THE DEMAND FOR OUR PRODUCT.

Our business exposes us to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of biopharmaceutical products. We will face an even greater risk of product liability if we commercialize Xcellerated T Cells. An individual may bring a product liability claim against us if Xcellerated T Cells cause, or merely appear to have caused, an injury. In addition, we are licensing our Xcellerate Technology in the field of HIV retroviral gene therapy to our collaborative partner, Fresenius. We may incur liability and be exposed to claims for products manufactured by Fresenius.

Certain aspects of how Xcellerated T Cells are processed and administered may increase our exposure to liability. Our Xcellerate Technology requires us to activate a patient’s T cells ex vivo, or outside of the body, using blood collected from the patient. Third-party physicians or other medical personnel initially collect a patient’s blood through a process called leukapheresis, which may pose risks, such as bleeding and infection. The blood that we collect from our patients may contain infectious agents that may infect medical personnel or others with whom the blood comes in contact. Medical personnel administer Xcellerated T Cells to patients intravenously in an outpatient procedure. This procedure poses risks to the patient similar to those occurring with infusions of other frozen cell products, such as stem cells, including blood clots, infection and mild to severe allergic reactions.

It is possible that we or third parties may misidentify Xcellerated T Cells and deliver them to the wrong patient. If these misidentified Xcellerated T Cells are administered to the wrong patient, the patient could suffer irreversible injury or death.

The discovery of unforeseen side effects of Xcellerated T Cells could also lead to lawsuits against us. Regardless of merit or eventual outcome, product liability or other claims may, among other things, result in:

•	injury to our reputation and decreased demand for Xcellerated T Cells;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We currently have clinical trial insurance that covers our clinical trials up to $5.0 million per occurrence with a $5.0 million aggregate limit, and we intend to obtain product liability coverage in the future. However, due to factors outside of our control, including the risks discussed above as well as conditions in the relevant insurance markets, we may not be able to renew or obtain such coverage on acceptable terms, if at all. Furthermore, even if we secure coverage, we may not be able to obtain policy limits adequate to satisfy any liability that may arise. If a successful product liability or other claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover these claims and our business operations could suffer.

IF XCELLERATED T CELLS OR COMPONENTS OF OUR XCELLERATE TECHNOLOGY ALONE OR IN COMBINATION WITH COMPLEMENTARY TREATMENTS CAUSE UNFORESEEN HARMFUL SIDE EFFECTS, PHYSICIANS MAY NOT USE OUR PRODUCTS AND/OR WE MAY INCUR SIGNIFICANT PRODUCT LIABILITY, WHICH WILL ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

Xcellerated T Cells or components of our Xcellerate Technology may cause unforeseen harmful side effects. For example, a patient receiving Xcellerated T Cells could have a severe allergic reaction or could develop an autoimmune condition. While we employ procedures to substantially remove the antibodies and beads used to generate Xcellerated T Cells, it is possible that residual antibodies or beads may be infused into patients and cause harmful effects.

In addition, we have not conducted studies on the long-term effects associated with the different types of media that we use to grow and freeze cells as part of our Xcellerate Technology. These media contain substances that have proved harmful if used in certain quantities. While we believe that we use sufficiently small quantities of these substances, harmful effects may still arise from our use of these media. As we continue to develop our Xcellerate Technology, we may encounter harmful side effects that we did not previously observe in our prior studies and clinical trials.

We believe Xcellerated T Cells may be used in combination with complementary treatments, including cancer vaccines, monoclonal antibodies, genes, cytokines or chemotherapy, and one or more of these other therapies could cause harmful side effects that could be attributed to Xcellerated T Cells. Any or all of these harmful side effects may occur at various stages of our product development, including the research stage, the development stage, the clinical stage or the commercial stage of our products. If people believe Xcellerated T Cells or any component of our Xcellerate Technology alone or in combination with complementary treatments causes harmful side effects, we may incur significant damages from product liability claims, which will adversely affect our ability to operate our business.

WE RELY ON A LIMITED NUMBER OF MANUFACTURERS AND SUPPLIERS FOR SOME OF THE KEY COMPONENTS OF OUR XCELLERATE TECHNOLOGY. THE LOSS OF THESE SUPPLIERS, OR THEIR FAILURE TO PROVIDE US WITH ADEQUATE QUANTITIES OF THESE KEY COMPONENTS WHEN NEEDED, COULD DELAY OUR CLINICAL TRIALS AND PREVENT OR DELAY COMMERCIALIZATION OF XCELLERATED T CELLS.

We rely on third party suppliers for some of the key components used to manufacture Xcellerated T Cells. We rely on Lonza to develop and manufacture the antibodies that we use in our Xcellerate Technology. Either party may terminate our agreements with Lonza for breach or insolvency of the other party or if Lonza is unable to perform its obligations for scientific or technical reasons. Our current agreements with Lonza provide for manufacturing development and validation, and the creation and submission of materials required to obtain regulatory approval of the antibody manufacturing process. We are using the antibodies supplied by Lonza under the agreements to manufacture the Xcellerated T Cells used in our clinical trials. We are currently negotiating an agreement with Lonza to manufacture the antibodies for commercial use. If we are unable to negotiate this contract with Lonza or are unable to procure a suitable alternative manufacturer in a timely manner and on favorable terms, if at all, we may incur significant costs and be unable to continue developing our Xcellerate Technology. We are aware of few companies with the ability to manufacture commercial-grade antibodies.

Our Xcellerate Technology also depends in part on the successful attachment of the antibodies to magnetic beads. We currently use magnetic beads developed and manufactured by Dynal in Oslo, Norway. Dynal has the right to terminate the agreement if we do not purchase a minimum quantity of beads. Either party may terminate the agreement as of August 2009 for any reason, or earlier for the material breach or insolvency of the other party. If the agreement is not terminated by August 2009, either party can elect to extend the term of the agreement for an additional 5 years. Otherwise, it will automatically renew on a year to year basis. We are contractually obligated to obtain our beads from Dynal unless Dynal is unable to fill our orders or certain other circumstances arise. If Dynal terminates our contract or if Dynal discontinues manufacturing our beads for any reason, we may be unable to find a suitable alternative manufacturer in a timely manner, or at all, which would delay our clinical trials and delay or prevent commercialization of Xcellerated T Cells.

Our manufacturing process currently uses a commercially available tissue culture media that is available from only one manufacturer, Cambrex Bio Science Walkersville, Inc. We currently have a supply agreement with Cambrex with a term of ten years. We may terminate the agreement after the initial term for any reason by providing at least six months’ notice, and Cambrex may terminate the agreement after the initial term for any reason by providing at least twelve months’ notice. Otherwise, it will automatically renew on a year to year basis. If Cambrex is unwilling or unable to supply us with this media, we would need to use an alternative tissue culture media, which may delay our clinical trials and harm our business.

In addition, we currently use a custom bioreactor to manufacture Xcellerated T Cells that is available from only one manufacturer, Wave Biotech LLC. There are a limited number of manufacturers that are capable of manufacturing custom bioreactors. If Wave Biotech is unwilling or unable to manufacture or supply us with custom bioreactors, we may be unable to find a suitable alternative in a timely manner, or at all, which would delay our clinical trials and delay or prevent commercialization of Xcellerated T Cells. We do not have agreements with Wave Biotech which obligate them to provide us with custom bioreactors.

We have qualified and validated commercially available disposable bags and tubing sets in our manufacturing process from only one manufacturer, Baxter International, Inc. If Baxter is unwilling or unable to supply us with the disposables, we would need to find an alternative manufacturer and qualify and validate alternative disposables, which may delay our clinical trials and harm our business. We do not have agreements with Baxter which obligate them to provide us with any products for future clinical trials or future commercial sales.

Although these and other suppliers have produced our components with acceptable quality, quantity and cost in the past, they may be unable or unwilling to timely meet our future demands. They may also increase the prices they charge us. Obtaining similar components from other suppliers and validating these components may be difficult and expensive. If we have to switch to a replacement supplier, we could face additional regulatory delays, which could interrupt the manufacture and delivery of our product for an extended period. In addition, because Lonza and Dynal are located outside the United States, we are subject to foreign import laws and customs regulations, which complicate, and could delay, shipment of components to us and delay the development and production of Xcellerated T Cells. Any delay in the development or production of Xcellerated T Cells may impact our ability to generate revenue and cause our stock price to decline.

IF WE OR ANY OF OUR THIRD-PARTY MANUFACTURERS DO NOT MAINTAIN HIGH STANDARDS OF MANUFACTURING, OUR ABILITY TO DEVELOP AND COMMERCIALIZE XCELLERATED T CELLS COULD BE DELAYED OR CURTAILED.

We and any third parties that we may use in the future to manufacture our products must continuously adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If our facilities or the facilities of these third parties do not pass a pre-approval plant inspection, the FDA will not grant market approval for Xcellerated T Cells. In complying with cGMP, we and any third-party manufacturers must expend significant time, money and effort in production, record-keeping and quality control to assure that each component of our Xcellerate Technology meets applicable specifications and other requirements. We or any of these third-party manufacturers may also be subject to comparable or more stringent regulations of foreign regulatory authorities. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory action, which could delay or curtail our ability to develop and commercialize Xcellerated T Cells. If our component part manufacturers and suppliers fail to provide components of sufficient quality, our clinical trials or commercialization of Xcellerated T Cells could be delayed or halted and we could face product liability claims.

IF OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS CHOOSE TO ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTERESTS AND NOT NECESSARILY THOSE OF OTHER STOCKHOLDERS.

Our executive officers, directors and principal stockholders, and entities affiliated with them, beneficially own in the aggregate approximately 61% of our common stock, and approximately 53% of our common and convertible preferred stock taken together on an as-converted to common stock basis. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger, consolidation, takeover or other business combination that could be favorable to you. Since the convertible preferred stock has very limited voting rights prior to conversion, owners of our convertible preferred stock will have little or no ability to control matters requiring approval of our stockholders.

OUR LEASED FACILITIES ARE AT RISK OF DAMAGE BY EARTHQUAKES, AND ANY DAMAGE TO OUR FACILITIES WILL HARM OUR CLINICAL TRIALS AND DEVELOPMENT PROGRAMS.

We currently rely on the availability and condition of our leased Seattle, Washington facility to conduct research and development and until March 31, 2005 for the manufacture of Xcellerated T Cells. This facility is located in a seismic zone, and there is the possibility of an earthquake which, depending on its magnitude, could be disruptive to our operations. Our leased facility in Bothell, Washington, where we are now locating our manufacturing activities, is also in a seismic area. We currently have no insurance against damage caused by earthquakes.

IF THIRD PARTY CARRIERS FAIL TO SHIP PATIENT SAMPLES AND OUR PRODUCTS IN A PROPER AND TIMELY MANNER, THE TREATMENT OF PATIENTS COULD BE DELAYED OR PREVENTED, OUR REPUTATION MAY SUFFER AND WE MAY INCUR LIABILITY.

We depend on third-party carriers to deliver patient-specific blood cells to us and to deliver Xcellerated T Cells back to patients in a careful and timely manner. Our Xcellerate Technology currently requires that we process each patient’s leukapheresis blood sample within 48 hours of collection. Xcellerated T Cells must currently be shipped in a frozen storage shipping container and received by the patient within six days from leaving our manufacturing facility. If the shipping containers fail to maintain the necessary temperature,

Xcellerated T Cells could be damaged. If third-party carriers fail to timely deliver the leukapheresis blood sample to us or fail to timely ship Xcellerated T Cells to the clinic, or if they damage or contaminate them during shipment, the treatment of patients could be delayed or discontinued, our reputation may suffer and we may incur liability. In addition, as we expand our clinical trial sites, we may need to make modifications to the shipping process to ship internationally, such as requiring third parties to freeze the patient’s white blood cells prior to shipment to us for processing, which may reduce our control over the production of Xcellerated T Cells. Furthermore, shipping blood products internationally will subject us to foreign import laws and customs regulations, which complicate, and could delay, shipment of components to and from us and delay the development, production and infusion of Xcellerated T Cells.

WE USE HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to obtain insurance on acceptable terms, if at all. We could incur significant costs to comply with current or future environmental laws and regulations.

Our current commercial property insurance provides coverage up to $25,000 for pollution clean-up or removal and up to $25,000 for biological agency clean-up or removal. Additionally our business income coverage provides for up to $250,000 for extra expenses for pollution clean-up or removal to enable us to re-establish operations after a hazardous event.

IN SOME CIRCUMSTANCES WE PLAN TO RELY ON COLLABORATORS TO COMMERCIALIZE XCELLERATED T CELLS. IF OUR CURRENT COLLABORATORS DO NOT PERFORM AS EXPECTED OR IF FUTURE COLLABORATORS DO NOT COMMIT ADEQUATE RESOURCES TO THEIR COLLABORATION WITH US, OUR PRODUCT DEVELOPMENT AND POTENTIAL FOR PROFITABILITY MAY SUFFER.

We have entered into alliances with third-party collaborators to develop and market Xcellerated T Cells for diseases and markets that we are not pursuing on our own. In addition, our strategy includes substantial reliance on additional strategic collaborations for research, development, manufacturing, marketing and other commercialization activities relating to Xcellerated T Cells. If our collaborators do not prioritize and commit substantial resources to these collaborations, or if we are unable to secure successful future collaborations, we may be unable to commercialize Xcellerated T Cells for important diseases and in important markets, which would limit our ability to generate revenue and become profitable. Furthermore, disputes may arise between us and our existing or future collaborators, which could result in delays in the development and commercialization of Xcellerated T Cells.

For example, we have licensed our Xcellerate Technology and some related improvements, on an exclusive basis in the field of HIV retroviral gene therapy to Fresenius, for research, development and commercialization in Europe, with a right of first negotiation under some circumstances to expand their territory to include North America. Our agreement with Fresenius requires us to license our Xcellerate Technology, including methods for manufacturing Xcellerated T Cells, to Fresenius. This agreement also requires us to supply all proprietary magnetic beads, or Xcyte Dynabeads, used to manufacture Xcellerated T Cells ordered by Fresenius to support its development and commercialization efforts. If we do not supply the Xcyte Dynabeads, Fresenius has the right to manufacture such Xcyte Dynabeads on its own or through a third party, until such time that we are able to supply the quantity of Xcyte Dynabeads ordered by Fresenius. The agreement terminates upon the last to expire of the licensed patents and is subject to earlier termination by Fresenius at any time if Fresenius determines it cannot develop a commercially viable product or complete a required manufacturing audit. The agreement may be terminated by Xcyte if Fresenius does not meet certain development and commercialization milestones and by either party for the material breach or insolvency of the other party. At Fresenius’ expense, we are required to expend significant resources to transfer technology to Fresenius and assist them in developing and manufacturing products using our Xcellerate Technology. Even so, Fresenius may not have sufficient resources to fund, or may decide not to proceed with, development of our Xcellerate Technology. In this event, we may terminate the Fresenius agreement, but we may not have sufficient capital resources to develop the use of Xcellerate Technology in the field of HIV retroviral gene therapy in Europe or North America on our own.

WE MAY BE UNABLE TO ESTABLISH SALES, MARKETING AND DISTRIBUTION CAPABILITIES NECESSARY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

We currently have only limited marketing capabilities and no direct or third-party sales or distribution capabilities. We currently plan to develop an internal sales force to serve certain North American markets and pursue strategic partnerships to obtain development and marketing support for territories outside North America. However, we may be unable to establish marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our potential products. In addition, developing a sales force, or entering into co-promotion agreements with third parties, is expensive and time-consuming and could delay any product launch. Co-promotion or other marketing arrangements with third parties to commercialize potential products may also not be successful and could significantly limit the revenues we derive from Xcellerated T Cells.

WE FACE COMPETITION IN OUR INDUSTRY, AND MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER EXPERIENCE AND RESOURCES THAN WE HAVE.

Even if our Xcellerate Technology proves successful, we might not be able to remain competitive because of the rapid pace of technological development in the biotechnology field. We are currently aware of several companies developing ex vivo cell-based immunotherapy products as a method of treating cancer and infectious diseases. These competitors include Antigenics, Inc., CancerVax Corporation, Cell Genesys, Inc., CellExSys, Inc. (recently sold to Chromos Molecular Systems, Inc.), Dendreon Corporation, Favrille, Inc., Genitope Corporation, IDM, S.A., Kirin Pharmaceutical and Therion Biologics Corporation. Many of our competitors have greater financial and other resources, larger research and development staffs and more experienced capabilities in researching, developing and testing products than we do. Many of these companies also have more experience in conducting clinical trials, obtaining FDA and other regulatory approvals and manufacturing, marketing and distributing therapeutic products. Smaller companies may successfully compete with us by establishing collaborative relationships with larger pharmaceutical companies or academic institutions. In addition, large pharmaceutical companies or other companies with greater resources or experience than us may choose to forgo ex vivo cell-based immunotherapy opportunities that would have otherwise been complementary to our product development and collaboration plans. Our competitors may succeed in developing, obtaining patent protection for or commercializing their products more rapidly than us. A competing company developing, or acquiring rights to, a more effective therapeutic product for the same diseases targeted by us, or one that offers significantly lower costs of treatment, could render our products noncompetitive or obsolete.

IN THE FUTURE, WE WILL NEED TO GROW SIGNIFICANTLY IF WE ARE GOING TO EXPAND OUR RESEARCH AND CLINICAL ACTIVITIES, AND WE MAY BE UNABLE TO MANAGE THAT GROWTH OR HIRE QUALIFIED NEW PERSONNEL.

We will need to add a significant number of new personnel and expand our capabilities in order to successfully pursue our research, development and commercialization efforts and secure collaborations to market and distribute our products. This growth may strain our existing managerial, operational, financial and other resources. We will also need to add personnel in our research and development and manufacturing departments if we expand our clinical trial and research capabilities. On March 22, 2005, we reduced our workforce by approximately 24%, to 81 employees. This reduction in workforce may have an adverse effect on our ability to hire new personnel in the future when we need it to expand our capabilities. Our failure to manage this recent reduction in workforce effectively, or to effectively manage our growth in the future if we need to expand our operations again, could delay or curtail our product development and commercialization efforts and harm our business.

IF WE LOSE KEY MANAGEMENT OR SCIENTIFIC PERSONNEL, OUR BUSINESS COULD SUFFER.

Our success depends, to a significant extent, on the efforts and abilities of Ronald J. Berenson, M.D., our President and Chief Executive Officer, Robert L. Kirkman, M.D., our Chief Business Officer and Vice President, Stewart Craig, Ph.D., our Chief Operating Officer and Vice President, Mark Frohlich, M.D., our Medical Director and Vice President, and other members of our senior management and our scientific personnel. We do not have employment agreements with Dr. Berenson, Dr. Craig or several other members of our senior management. Additionally, any employment agreement that we may enter into will not ensure the retention of the employee. Since the pool of employees with relevant experience in immunology and biotechnology is small, replacing any of our senior management or scientific personnel would likely be costly and time-consuming. Our recent workforce reductions and the size of our company could make it more difficult to hire new or additional senior management or scientific personnel. Although we maintain key person life insurance on Dr. Berenson, we do not maintain key person life insurance on any of our other officers, employees or consultants. The loss of the services of one or more of our key employees could delay or curtail our research and development and product development efforts.

WE MAY UNDERTAKE ACQUISITIONS IN THE FUTURE, AND ANY DIFFICULTIES FROM INTEGRATING THESE ACQUISITIONS COULD DAMAGE OUR ABILITY TO ATTAIN OR MAINTAIN PROFITABILITY.

We may acquire additional businesses, products or product candidates that complement or augment our existing business. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Moreover, we many need to raise additional funds through public or private debt or equity financing to make acquisitions, which may result in dilution to stockholders and the incurrence of indebtedness that may include restrictive covenants.

CHANGES IN THE VALUE OF THE BRITISH POUND AND EURO RELATIVE TO THE US DOLLAR MAY ADVERSELY AFFECT US.

We do not engage in foreign currency hedging; however, we have entered into certain contracts denominated in foreign currencies and therefore we are exposed to currency exchange risks.

Under our agreements with Lonza to purchase antibodies, we must make payments denominated in British pounds. As a result, from time to time, we are exposed to currency exchange risks related to the British pound. Accordingly, if the British pound strengthens against the U.S. dollar, our payments to Lonza will increase in U.S. dollar terms. We have paid a total of $5.0 million to Lonza under our agreements with them as of December 31, 2004. Assuming development and supply services are completed as scheduled under our agreements with Lonza, our remaining payments will be approximately $1.7 million through the end of 2005.

The terms of our license agreement with Fresenius include potential royalties on net sales as well as potential milestone payments to us denominated in Euro. As a result, we are exposed to currency exchange risks related to the Euro. If the Euro weakens against the U.S. dollar, payments received from Fresenius will decrease in U.S. dollar terms.

IF WE DO NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT, THE COMMERCIALIZATION OF OUR PRODUCTS MAY BE DELAYED AND, AS A RESULT, OUR STOCK PRICE MAY DECLINE.

From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones will be based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

IF THE USE OF OUR TECHNOLOGIES CONFLICTS WITH THE RIGHTS OF OTHERS, WE COULD BE SUBJECT TO EXPENSIVE LITIGATION OR BE REQUIRED TO OBTAIN LICENSES FROM OTHERS TO DEVELOP OR MARKET XCELLERATED T CELLS.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, we may be required to alter our Xcellerate Technology, pay licensing fees or cease activities. If our Xcellerate Technology conflicts with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, customers or potential collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a license in order to continue to manufacture or market the affected products. A required license under the related patent may not be available on acceptable terms, if at all.

We may be unaware that the use of our technology conflicts with pending or issued patents. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents upon which our Xcellerate Technology or Xcellerated T Cells may infringe. There could also be existing patents of which we are unaware upon which our Xcellerate Technology or Xcellerated T Cells may infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of the filed foreign patent applications. We may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a competitor’s patent;

•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•	we may have to redesign our technology or clinical candidate so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

OUR RIGHTS TO USE ANTIBODIES AND TECHNOLOGIES LICENSED TO US BY THIRD PARTIES ARE NOT WITHIN OUR CONTROL, AND WE MAY NOT BE ABLE TO IMPLEMENT OUR XCELLERATE TECHNOLOGY WITHOUT THESE ANTIBODIES AND TECHNOLOGIES.

We have licensed patents and other rights which are necessary to our Xcellerate Technology and Xcellerated T Cells. Our business will significantly suffer if these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid.

Our Xcellerate Technology uses two monoclonal antibodies that we license from third parties. We rely on our non-exclusive license from the Fred Hutchinson Cancer Research Center in Seattle, Washington to use the monoclonal antibody that binds to the CD3 molecule and our exclusive license from Diaclone S.A., or Diaclone, in Besancon, France to use the monoclonal antibody that binds to the CD28 molecule. These antibodies are necessary components of our Xcellerate Technology. Our rights to use these antibodies depend on the licensors abiding by the terms of those licenses and not terminating them. Our license agreement with the Fred Hutchinson Research Center is effective for 15 years following the first commercial sale of a product based on the license and may be terminated earlier by either party for material breach. Our license agreement with Diaclone is effective for 15 years from the date of the first FDA approval, or its foreign equivalent, of a therapeutic product containing a bead coated with the licensed antibody and may be terminated earlier by either party for material breach. With regard to our agreement with Diaclone, at the end of the relevant 15-year period, we will have a perpetual, irrevocable, fully-paid royalty-free, exclusive license. Except for certain circumstances which would permit us to obtain the monoclonal antibody from third parties or manufacture it ourselves, our agreement with Diaclone obligates us to purchase the monoclonal antibody from them until we begin preparing for Phase III clinical trials of a product covered by this license.

In addition, we have in-licensed several T cell activation patents and patent applications from the Genetics Institute, a subsidiary of Wyeth, Inc. The technology underlying these patents is a critical part of our Xcellerate Technology. Under our agreement, we have the right to enforce the licensed patents. The license from Genetics Institute terminates upon the end of the enforceable term of the last licensed patent or the license agreements under which Genetics Institute has sublicensed rights to Xcyte, and may also be terminated earlier by either party for material breach. Of the five in-licensed U.S. patents presently issued related to this technology, two patents expire in 2016, two others expire in 2019, and the remaining patent expires in 2020.

If we violate the terms of our licenses, or otherwise lose our rights to these antibodies, patents or patent applications, we may be unable to continue development of our Xcellerate Technology. Our licensors or others may dispute the scope of our rights under any of these licenses. Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to assist in the prevention of infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially harm our financial condition and operating results.

WE WILL SOON BE REQUIRED TO COMPLY WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 REGARDING INTERNAL CONTROL ATTESTATION AND ANY INABILITY TO DO SO MAY NEGATIVELY IMPACT THE REPORT ON OUR FINANCIAL STATEMENTS.

We are in the process of implementing the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 which requires our management to assess the effectiveness of our internal controls over financial reporting and include an assertion in our annual report as to the effectiveness of our controls beginning on either December 31, 2005 or December 31, 2006, depending on the value of our common stock as of June 30, 2005. Subsequently, our independent auditors will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005 or December 31, 2006, as applicable. We are beginning our assessment of the effectiveness of our internal controls. We expect to comply with the reporting disclosure requirements of Section 404 by our year ending December 31, 2005 or December 31, 2006, as applicable, including remediation of any deficiencies identified in our existing internal controls. However, if we are not able to remediate any identified deficiencies in a timely fashion or otherwise comply with the Section 404 disclosure requirements for the year ending December 31, 2005 or December 31, 2006, as applicable, we will not be able to give assurance regarding the effectiveness of our internal controls and the report on our financial statements provided by our independent auditors may be negatively impacted.

LEGISLATIVE ACTIONS, POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS AND HIGHER INSURANCE COSTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and may occur again in the future and as a result we may be required to make changes in our accounting policies. Compliance with new regulations regarding corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for companies such as ours and insurance costs are increasing as a result of this uncertainty and other factors. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from science and business activities to compliance activities. For example, we will incur substantial costs and expend significant resources to comply with the new regulations promulgated under Section 404 of the Sarbanes-Oxley Act of 2002.

OUR COMMON AND CONVERTIBLE PREFERRED STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, WHICH COULD LEAD TO COSTLY LITIGATION FOR US AND MAKE AN INVESTMENT IN US LESS APPEALING.

The market price of our common and convertible preferred stock may fluctuate substantially due to a variety of factors, including:

•	results of our clinical trials;

•	announcements of technological innovations or new products or services by us or our competitors;

•	media reports and publications about immunotherapy;

•	announcements concerning our competitors or the biotechnology industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	additions to or departures of our key personnel;

•	changes in financial estimates or recommendations by securities analysts;

•	variations in our quarterly results;

•	announcements about our collaborators or licensors; and

•	changes in accounting principles.

The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Moreover, market prices for stocks of biotechnology-related and technology companies frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are highly volatile. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A CHANGE IN OUR MANAGEMENT.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our board of directors and management teams. Some of these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock; and

•	provide for a classified board of directors.

These provisions could make it more difficult for our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

WE MAY BE UNABLE TO MAINTAIN OUR LISTING ON NASDAQ, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE LIQUIDITY OF OUR STOCK.

Our common stock and preferred stock trades on the Nasdaq National Market, which has certain compliance requirements for continued listing, including a requirement that our common stock and preferred stock each have a minimum bid price of $1.00 per share. If the minimum closing bid price per share is less than $1.00 for a period of 30 consecutive business days, our shares may be delisted following a 180 day notice period during which the minimum closing bid price must be $1.00 or above per share for a period of 10 consecutive business days, if we do not file an appeal. Although the bid price per share of our common stock and preferred stock has never fallen below Nasdaq’s minimum bid price of $1.00 per share, the bid price per share of our common stock was $1.40 as of March 21, 2005, and has declined to that point over the past year and may continue to decline.

If our shares are delisted and any appeal we might file receives an unfavorable determination by Nasdaq, our common stock or preferred stock, as applicable, would be removed from listing on the Nasdaq National Market, and we would seek to have the applicable shares listed for trading on the Nasdaq SmallCap Market. We cannot assure you that we would be able to obtain listing for our shares on the Nasdaq SmallCap Market or that we will be able on an ongoing basis to meet the maintenance requirements thereof. If our common stock is delisted, our preferred stock would also be delisted unless the preferred stock meets the minimum listing requirements applicable to our common stock.

If our shares were to be delisted from trading on the Nasdaq National Market, in order to obtain relisting on the Nasdaq National Market, we would need to satisfy certain quantitative designation criteria which we may not meet.

If our shares were to be delisted from trading on the Nasdaq National Market and were neither relisted thereon nor listed for trading on the Nasdaq SmallCap Market, trading, if any, in our shares may continue to be conducted on the OTC Bulletin Board or in a non-Nasdaq over-the-counter market, such as the “pink sheets.” Delisting of our shares would result in limited release of the market price of those shares and limited analyst coverage and could restrict investors’ interest in our securities. Also, a delisting could materially adversely affect the trading market and prices for our shares and our ability to issue additional securities or to secure additional financing. In addition, if our shares were not listed and the trading price of our shares was less than $5 per share, our shares could be subject to Rule 15g-9 under the Securities Exchange Act of 1934 which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser’s written consent prior to any transaction. In such case, our securities could also be deemed to be a “penny stock” under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in those shares, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of our securities.

WE MAY HAVE LIMITED ABILITY TO PAY CASH DIVIDENDS ON THE CONVERTIBLE PREFERRED STOCK.

Delaware law may limit our ability to pay cash dividends on the convertible preferred stock. Under Delaware law, cash dividends on our capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the current or preceding fiscal year. Delaware law defines “surplus” as the amount by which the total assets of a corporation, after subtracting its total liabilities, exceed the corporation’s capital, as determined by its board of directors. Since we are not profitable, our ability to pay cash dividends will require the availability of adequate surplus. Even if adequate surplus is available to pay cash dividends on the convertible preferred stock, we may not have sufficient cash to pay dividends on the convertible preferred stock. We currently intend to pay cash dividends on the convertible preferred stock.

THE FUTURE SALE OF OUR COMMON AND CONVERTIBLE PREFERRED STOCK, AND FUTURE ISSUANCES OF OUR COMMON STOCK UPON PAYMENT OF MAKE-WHOLE DIVIDENDS, IF ANY, COULD NEGATIVELY AFFECT OUR STOCK PRICE.

If our common or convertible preferred stockholders sell substantial amounts of our stock in the public market, or the market perceives that such sales may occur, the market price of our common and convertible preferred stock could fall. In addition, if we exercise our right to pay make-whole dividends in common stock rather than in cash upon conversion of our convertible preferred stock to common stock, then the sale of such shares of common stock or the perception that such sales may occur could cause the market price of our common stock to fall. In addition, the issuance of common stock to convertible preferred stockholders upon conversion of the convertible preferred stock will cause immediate and possibly substantial dilution to the common stockholders. After our convertible preferred stock offering, according to the terms of our investors rights agreement, the holders of approximately 9.0 million shares of our common stock and warrants had rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

In addition, we will need to raise substantial additional capital in the future to fund our operations. If we raise additional funds by issuing equity securities, our stock price may decline and our existing stockholders may experience significant dilution.

ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

Our Board of Directors has the authority to issue up to 2,010,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Xcyte Therapies without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Xcyte Therapies, which could have an adverse effect on the market price of our stock. In addition, our charter documents provide for a classified board, which may make it more difficult for a third party to gain control of our Board of Directors. Similarly, state anti-takeover laws in Washington related to corporate takeovers may prevent or delay a change of control of Xcyte Therapies.

IF WE EXCHANGE THE CONVERTIBLE PREFERRED STOCK FOR DEBENTURES, THE EXCHANGE WILL BE TAXABLE BUT WE WILL NOT PROVIDE ANY CASH TO PAY ANY TAX LIABILITY THAT ANY CONVERTIBLE PREFERRED STOCKHOLDER MAY INCUR.

An exchange of convertible preferred stock for debentures, as well as any dividend make-whole or interest make-whole payments paid in our common stock, will be taxable events for U.S. federal income tax purposes, which may result in tax liability for the holder of convertible preferred stock without any corresponding receipt of cash by the holder. In addition, the debentures may be treated as having original issue discount, a portion of which would generally be required to be included in the holder’s gross income even though the cash to which such income is attributable would not be received until maturity or redemption of the debenture. We will not distribute any cash to you to pay these potential tax liabilities.

IF WE AUTOMATICALLY CONVERT THE CONVERTIBLE PREFERRED STOCK, THERE IS A SUBSTANTIAL RISK OF FLUCTUATION IN THE PRICE OF OUR COMMON STOCK FROM THE DATE WE ELECT TO AUTOMATICALLY CONVERT TO THE CONVERSION DATE.

We may elect to automatically convert the convertible preferred stock on or prior to maturity if our common stock price has exceeded 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the preferred and the automatic conversion date.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our short-term investments as of December 31, 2004 consisted of $17.3 million in corporate bonds, $14.1 million in federal agency obligations, and $2.0 million in municipal bonds with contractual maturities of one year or less. Due to the short-term nature of our investments, we believe that our exposure to market interest rate fluctuations is minimal. The corporate bonds in which we invest are rated “A” or better by both Moody’s and Standard and Poor’s. Our cash and cash equivalents are held primarily in commercial paper and highly liquid money market accounts. A hypothetical 10% change in short-term interest rates from those in effect at December 31, 2004 would not have a significant impact on our financial position or our expected results of operations. We do not currently hold any derivative financial instruments.

Because interest rates on our equipment financing obligations are fixed at the beginning of the repayment term, exposure to changes in interest rates is limited to new financings.

Foreign Currency Risk

We do not engage in foreign currency hedging; however, we have entered into certain contracts denominated in foreign currencies and therefore, we are subject to currency exchange risks.

For antibody development and supply services provided by Lonza, we must make payments denominated in British pounds. As a result, from time to time, we are exposed to currency exchange risks related to the British pound. If the British pound strengthens against the U.S. dollar, our payments to Lonza will increase in U.S. dollar terms. Assuming development and supply services are completed as scheduled under our agreements with Lonza, our remaining payments will be approximately $1.7 million through the end of 2005. A hypothetical 10% change in the British pound from the rate in effect at December 31, 2004 would not have a significant impact on our financial position or our expected results of operations.

The terms of our license agreement with Fresenius include the receipt of potential royalties on net sales as well as potential milestone payments to us denominated in Euro. As a result, we are exposed to currency exchange risks related to the Euro. If the Euro weakens against the U.S. dollar, payments received from Fresenius will decrease in U.S. dollar terms. A hypothetical 10% change in the Euro from the rate in effect at December 31, 2004 would not have a significant impact on our financial position or our expected results of operations.

Derivatives Valuation Risk

The terms of our November 2004 convertible preferred stock offering include a dividend make-whole payment feature. This feature is considered to be an embedded derivative and was valued on the balance sheet at $4.0 million on October 29, 2004 (the commitment date). The carrying value of this derivative was reduced by $1.7 million, during the period from November 3, 2004 through December 31, 2004, based on the fair value of common stock issued as dividend make-whole payments pursuant to voluntary holder conversions during this period. At December 31, 2004, the estimated fair value of the derivative liability was valued at $3.0 million, resulting in the recognition of $727,000 as other expense for the year ended December 31, 2004. As the fair value of this derivative may fluctuate significantly from period to period, the resulting change in valuation may have a significant impact on our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Xcyte Therapies, Inc.

We have audited the accompanying balance sheets of Xcyte Therapies, Inc. (a development stage company) (the Company) as of December 31, 2003 and 2004, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004 and for the period from inception (January 5, 1996) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xcyte Therapies, Inc. (a development stage company) at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and for the period from inception (January 5, 1996) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Seattle, Washington

March 30, 2005

XCYTE THERAPIES, INC.

(a development stage company)

BALANCE SHEETS

DECEMBER 31, (in thousands, except share and per share data)	2003	2004
Assets
Current assets:
Cash and cash equivalents	$2,241	$13,897
Short-term investments	11,299	33,421
Prepaid expenses and other current assets	519	1,021

Total current assets	14,059	48,339
Property and equipment, net	2,767	6,208
Deposits and other assets	1,672	1,056

Total assets	$18,498	$55,603

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$954	$1,707
Accrued compensation and related benefits	405	665
Other accrued liabilities	856	417
Derivative liability	—	3,020
Current portion of deferred revenue	—	47
Convertible promissory notes	11,652	—
Current portion of equipment financings	845	1,556

Total current liabilities	14,712	7,412
Deferred revenue, less current portion	—	762
Equipment financings, less current portion	993	2,678
Other liabilities	562	631

Commitments and contingencies
Redeemable convertible preferred stock, Issued and outstanding—6,781,814 shares as of December 31, 2003; none as of December 31, 2004	64,604	—
Redeemable convertible preferred stock warrants	2,467	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share
Authorized—42,000,000 shares as of December 31, 2003; 5,000,000 shares as of December 31, 2004
Designated redeemable and convertible—41,909,976 shares as of December 31, 2003; none as of December 31, 2004
Designated 6% convertible exchangeable—none as of December 31, 2003; 2,990,000 as of December 31, 2004
Issued and outstanding—none as of December 31, 2003; 2,079,813 as of December 31, 2004 Aggregate preference in liquidation—$20,999 at December 31, 2004	—	2
Common stock, par value $0.001 per share
Authorized—70,000,000 shares as of December 31, 2003; 100,000,000 shares as of December 31, 2004
Issued and outstanding—1,546,624 and 19,498,256 shares as of December 31, 2003 and 2004, respectively	2	19
Additional paid-in capital	24,532	171,708
Deferred stock compensation	(2,774)	(1,417)
Accumulated other comprehensive loss	(5)	(9)
Deficit accumulated during the development stage	(86,595)	(126,183)

Total stockholders’ equity (deficit)	(64,840)	44,120

Total liabilities and stockholders’ equity (deficit)	$18,498	$55,603

The accompanying notes are an integral part of these financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

Year ended December 31, (in thousands, except per share data)	2002	2003	2004	Period from inception (January 5, 1996) to December 31, 2004
Revenue:
License fee	$—	$—	$35	$135
Collaborative agreement	—	170	27	197
Government grant	—	—	—	144

Total revenue	—	170	62	476
Operating expenses:
Research and development	14,663	13,685	19,698	86,523
General and administrative	4,979	4,322	6,876	28,327

Total operating expenses	19,642	18,007	26,574	114,850

Loss from operations	(19,642)	(17,837)	(26,512)	(114,374)
Other income (expense):
Interest income	467	149	421	3,893
Interest expense	(267)	(768)	(12,770)	(14,780)
Change in valuation of derivative	—	—	(727)	(727)
Loss on sale of equipment	(11)	(1)	—	(195)

Other income (expense), net	189	(620)	(13,076)	(11,809)

Net loss	(19,453)	(18,457)	(39,588)	(126,183)
Accretion of preferred stock	(8,001)	—	(8,973)	(25,385)

Net loss applicable to common stockholders	$(27,454)	$(18,457)	$(48,561)	$(151,568)

Basic and diluted net loss per common share	$(19.34)	$(12.40)	$(3.90)

Shares used in computation of basic and diluted net loss per common share	1,419,755	1,488,218	12,440,381

The accompanying notes are an integral part of these financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
	Shares	Amount	Shares	Amount

Common stock issued upon incorporation	—	$—	613,564	$1	$2	$—	$—	$—	$3
Deferred stock-based compensation	—	—	—	—	7	(7)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	2	—	—	2
Common stock issued August 1996 for technology license, valued at $0.0055 per share	—	—	36,110	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(551)	(551)

Balance at December 31, 1996	—	—	649,674	1	9	(5)	—	(551)	(546)
Common stock repurchases	—	—	(115,454)	—	(1)	—	—	—	(1)
Common stock issued August 1997 in acquisition, valued at $0.61 per share	—	—	545,434	—	330	—	—	—	330
Deferred stock-based compensation	—	—	—	—	9	(9)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	4	—	—	4
Common stock issued January 1997 for technology license, valued at $0.0055 per share	—	—	74,033	—	1	—	—	—	1
Stock options exercised	—	—	2,317	—	1	—	—	—	1
Net loss	—	—	—	—	—	—	—	(3,288)	(3,288)

Balance at December 31, 1997	—	—	1,156,004	1	349	(10)	—	(3,839)	(3,499)
Repurchase of founder’s stock	—	—	(16,098)	—	—	—	—	—	—
Stock options exercised	—	—	45	—	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	8	(8)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	6	—	—	6
Net loss	—	—	—	—	—	—	—	(5,446)	(5,446)

Balance at December 31, 1998	—	—	1,139,951	1	357	(12)	—	(9,285)	(8,939)
Common stock returned for technology license termination	—	—	(72,726)	—	—	—	—	—	—
Common stock issued June 1999 for technology license, valued at $0.55 per share	—	—	3,636	—	2	—	—	—	2
Deferred stock-based compensation	—	—	—	—	720	(720)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	93	—	—	93
Stock options exercised	—	—	9,769	—	5	—	—	—	5
Change in unrealized loss on investments	—	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	—	(6,947)	(6,947)

Comprehensive loss									(6,965)

Balance at December 31, 1999	—	—	1,080,630	1	1,084	(639)	(18)	(16,232)	(15,804)

XCYTE THERAPIES, INC.

(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (contd)

(in thousands, except share data)	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
	Shares	Amount	Shares	Amount

Balance at December 31, 1999	—	—	1,080,630	1	1,084	(639)	(18)	(16,232)	(15,804)
Common stock issued December 2000 for technology license, valued at $27.28 per share	—	—	27,272	—	744	—	—	—	744
Issuance of common stock warrants	—	—	—	—	2,716	—	—	—	2,716
Deferred stock-based compensation	—	—	—	—	1,988	(1,988)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	770	—	—	770
Remeasurement and issuance of stock options in exchange for consulting services	—	—	—	—	112	—	—	—	112
Stock options exercised	—	—	128,922	—	228	—	—	—	228
Change in unrealized loss on investments	—	—	—	—	—	—	18	—	18
Net loss	—	—	—	—	—	—	—	(12,941)	(12,941)

Comprehensive loss									(12,923)

Balance at December 31, 2000	—	—	1,236,824	1	6,872	(1,857)	—	(29,173)	(24,157)
Common stock repurchased	—	—	(2,424)	—	(2)	—	—	—	(2)
Warrants issued November 2001 and beneficial conversion in preferred stock	—	—	—	—	13,060	—	—	—	13,060
Deferred stock-based compensation	—	—	—	—	1,652	(1,652)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	1,445	—	—	1,445
Remeasurement and issuance of stock options in exchange for consulting services	—	—	—	—	1,122	—	—	—	1,122
Stock options and warrants exercised	—	—	117,807	—	195	—	—	—	195
Accretion of redeemable convertible preferred stock	—	—	—	—	(8,411)	—	—	—	(8,411)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(19,512)	(19,512)

Balance at December 31, 2001	—	$—	1,352,207	$1	$14,488	$(2,064)	$—	$(48,685)	$(36,260)

Common stock issued May 2002 for technology license, valued at $10.67 per share	—	—	63,636	—	679	—	—	—	679
Warrants issued February and March 2002 and beneficial conversion in preferred stock	—	—	—	—	12,325	—	—	—	12,325
Deferred stock-based compensation	—	—	—	—	3,188	(3,188)	—	—	—
Amortization of deferred compensation, net of reversal of $867 for terminated employees	—	—	—	—	(867)	3,372	—	—	2,505
Remeasurement and issuance of stock options in exchange for consulting services	—	—	—	—	65	—	—	—	65
Stock options and warrants exercised	—	—	108,024	1	10	—	—	—	11
Accretion of redeemable convertible preferred stock	—	—	—	—	(8,001)	—	—	—	(8,001)
Change in unrealized gain on investments	—	—	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	—	—	(19,453)	(19,453)

Comprehensive loss									(19,449)

Balance at December 31, 2002	—	—	1,523,867	2	21,887	(1,880)	4	(68,138)	(48,125)

XCYTE THERAPIES, INC.

(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (contd)

(in thousands, except share data)	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
	Shares	Amount	Shares	Amount

Balance at December 31, 2002	—	—	1,523,867	2	21,887	(1,880)	4	(68,138)	(48,125)
Deferred stock-based compensation	—	—	—	—	2,423	(2,423)	—	—	—
Amortization of deferred compensation, net of reversal of $222 for terminated employees	—	—	—	—	(222)	1,529	—	—	1,307
Remeasurement and issuance of stock options in exchange for consulting services	—	—	—	—	360	—	—	—	360
Stock options and warrants exercised	—	—	22,757	—	84	—	—	—	84
Change in unrealized gain on investments	—	—	—	—	—	—	(9)	—	(9)
Net loss	—	—	—	—	—	—	—	(18,457)	(18,457)

Comprehensive loss									(18,466)

Balance at December 31, 2003	—	—	1,546,624	2	24,532	(2,774)	(5)	(86,595)	(64,840)
Issuance of common stock at $8.00 per share, net of issuance costs	—	—	4,200,000	4	29,696	—	—	—	29,700
Conversion of preferred stock and warrants into common stock and warrants	—	—	6,781,814	6	76,037	—	—	—	76,043
Accretion of redeemable convertible preferred stock	—	—	—	—	(8,973)	—	—	—	(8,973)
Conversion of promissory notes and accrued interest into common stock	—	—	1,357,357	1	13,029	—	—	—	13,030
Recognition of beneficial conversion on convertible promissory notes	—	—	—	—	11,276	—	—	—	11,276
Issuance of convertible preferred stock at $10.00 per share, net of issuance costs	2,990,000	3	—	—	23,469	—	—	—	23,472
Conversions of preferred stock into common stock	(910,187)	(1)	3,873,124	4	(3)	—	—	—	—
Make-whole payment upon conversion of preferred stock	—	—	793,054	1	1,722	—	—	—	1,723
Deferred stock-based compensation	—	—	—	—	810	(810)	—	—	—
Amortization of deferred compensation, net of reversal of $30 for terminated employees	—	—	—	—	(30)	2,167	—	—	2,137
Remeasurement and issuance of stock options in exchange for consulting services	—	—	—	—	65	—	—	—	65
Issuance of common stock in connection with employee stock purchase plan	—	—	5,108	—	10	—	—	—	10
Stock options and warrants exercised	—	—	941,175	1	68	—	—	—	69
Change in unrealized loss on investments	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	(39,588)	(39,588)

Comprehensive loss									(39,592)

Balance at December 31, 2004	2,079,813	$2	19,498,256	$19	$171,708	$(1,417)	$(9)	$(126,183)	$44,120

The accompanying notes are an integral part of these financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,			PERIOD FROM INCEPTION (JANUARY 5, 1996) TO DECEMBER 31, 2004
(in thousands)	2002	2003	2004
Cash flows from operating activities
Net loss	$(19,453)	$(18,457)	$(39,588)	$(126,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash research and development expense for technology licenses	679	—	—	1,716
Amortization of investment premiums, net	217	89	300	606
Non-cash stock compensation expense	2,570	1,667	2,202	9,993
Non-cash interest expense	55	365	12,559	13,062
Non-cash rent expense	34	34	34	136
Change in valuation of derivative	—	—	727	727
Depreciation and amortization	823	840	1,006	5,697
Loss on sale of property and equipment	11	1	—	195
Changes in assets and liabilities:
(Increase) decrease in prepaid expenses and other current assets	(298)	140	(536)	(1,207)
(Increase) decrease in deposits and other assets	63	(825)	582	(699)
Increase (decrease) in accounts payable	(428)	359	753	1,707
Increase in accrued liabilities	568	301	875	2,698

Net cash used in operating activities	(15,159)	(15,486)	(21,086)	(91,552)

Cash flows from investing activities
Purchases of property and equipment	(1,144)	(995)	(4,447)	(11,364)
Proceeds from sale of property and equipment	—	—	—	64
Net cash acquired in acquisition	—	—	—	437
Purchases of investments available-for-sale	(26,975)	(30,543)	(79,982)	(143,316)
Purchases of investments held-to-maturity	—	—	—	(17,732)
Proceeds from maturities of investments available-for-sale	13,146	32,761	57,555	121,866
Proceeds from maturities of investments held-to-maturity	—	—	—	5,145

Net cash provided by (used in) investing activities	(14,973)	1,223	(26,874)	(44,900)

Cash flows from financing activities
Net proceeds from issuances of preferred stock	12,313	—	27,488	103,042
Net proceeds from issuances of common stock	—	—	29,700	29,700
Net proceeds from issuances of convertible promissory notes	—	12,660	—	12,660
Common stock repurchased	—	—	—	(3)
Proceeds from stock options and warrants exercised	11	83	69	591
Proceeds from issuances of common stock in connection with employee stock purchase plan	—	—	10	10
Proceeds from equipment financings	1,304	913	3,629	9,681
Principal payments on equipment financings	(866)	(880)	(1,280)	(5,332)

Net cash provided by financing activities	12,762	12,776	59,616	150,349

Net increase (decrease) in cash and cash equivalents	(17,370)	(1,487)	11,656	13,897
Cash and cash equivalents at beginning of period	21,098	3,728	2,241	—

Cash and cash equivalents at end of period	$3,728	$2,241	$13,897	$13,897

Supplemental cash flow information
Interest paid	$212	$212	$276	$1,617

Non-cash investing and financing activities
Common stock issued for acquisition	$—	$—	$—	$330
Preferred stock issued for acquisition	$—	$—	$—	$579
Preferred stock warrants issued for acquisition	$—	$—	$—	$330
Preferred stock warrants issued in connection with equipment financing	$56	$14	$—	$298
Preferred stock warrants issued in connection with lease	$—	$—	$—	$340
Preferred stock warrants issued in preferred stock financing	$—	$—	$—	$48
Issuance of common stock warrants and beneficial conversion in preferred stock	$12,325	$—	$—	$25,385
Accretion of preferred stock	$(8,001)	$—	$(8,973)	$(25,385)
Conversion of redeemable convertible preferred stock and warrants into common stock and warrants	$—	$—	$76,043	$76,043
Conversion of promissory notes and accrued interest into common stock	$—	$—	$13,065	$13,065
Common stock issued in satisfaction of make-whole payments upon conversion of preferred stock	$—	$—	$1,723	$1,723
Property and equipment costs accrued	$24	$148	$300	$300

The accompanying notes are an integral part of these financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Xcyte Therapies, Inc. (the Company), a development stage enterprise, operates in one business segment, developing products based on T cell activation to treat cancer, infectious diseases and other medical conditions associated with compromised immune systems. As a development stage enterprise, substantially all efforts of the Company have been devoted to performing research and experimentation, conducting clinical trials, developing and acquiring intellectual properties, raising capital and recruiting and training personnel.

Cash, cash equivalents and investments

Cash equivalents include highly liquid investments with a maturity on the date of purchase of three months or less. The Company’s cash equivalents consist of money market securities. While cash and cash equivalents held by financial institutions may at times exceed federally insured limits, management believes that no material credit or market risk exposure exists due to the high quality of the institutions. The Company has not experienced any losses on such accounts.

All investment securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses are reported in a separate component of stockholders’ equity. Amortization, accretion, interest and dividends, realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method. Investments in securities with maturities of less than one year or which management intends to use to fund current operations are classified as short-term investments.

The Company evaluates whether an investment is other-than-temporarily impaired. This evaluation is dependent on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the issuer; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Property and equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over the assets’ useful lives, which are six years for equipment and furniture and fixtures and three years for computer equipment. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

Impairment of long-lived assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. An impairment loss will be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

Revenue recognition

To date, the Company has generated no revenues from sales of products. Revenues relate to fees received for licensed technology, cost reimbursement contracts and a Small Business Innovation Research (SBIR) grant

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

awarded to the Company by the National Institutes of Health. Revenue associated with up-front license fees and research and development funding payments are recognized ratably over the relevant periods specified in the agreement, generally the period the Company is obligated to perform services. Revenue under research and development cost-reimbursement agreements is recognized as the related costs are incurred. Revenue related to grant agreements is recognized as related research and development expenses are incurred.

Other comprehensive income (loss)

Other comprehensive income (loss) includes certain non-owner changes in equity that are excluded from net income (loss). The Company’s only other comprehensive income (loss) is unrealized gain (loss) on investments.

Research and development expenses

Research and development expenses are charged to expense as incurred and include, but are not limited to, personnel costs, lab supplies, depreciation, amortization and other indirect costs directly related to the Company’s research and development activities.

Segments

The Company has adopted Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131), and related disclosures about its products, services, geographic areas and major customers. The Company has determined that it operates in only one segment.

Stock-based compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options. Accordingly, employee stock-based compensation expense is recognized based on the intrinsic value of the option at the date of grant.

As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not, in management’s opinion, necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2002, 2003 and 2004: risk-free interest rate of 5.0% for all periods; a dividend yield of 0% for all periods; expected volatility of 80% for all periods; and weighted average expected lives of the options of 4 years for all periods. The estimated weighted average fair value of stock options granted during 2002, 2003 and 2004 was $12.55, $13.76, and $3.21 per share of common stock, respectively.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows (in thousands, other than per share information):

YEAR ENDED DECEMBER 31,	2002	2003	2004
Net loss applicable to common stockholders, as reported	$(27,454)	$(18,457)	$(48,561)
Add: Employee stock-based compensation, as reported	2,505	1,307	2,137
Deduct: Stock-based compensation determined under the fair value method	(2,879)	(1,612)	(2,972)

Pro forma net loss	$(27,828)	$(18,762)	$(49,396)

Basic and diluted pro forma net loss per share	$(19.60)	$(12.61)	$(3.97)

Stock options granted to non-employees are recorded using the fair value approach in accordance with SFAS 123 and Emerging Issues Task Force Consensus (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18). The options to non-employees are subject to periodic revaluation over their vesting terms.

Deferred stock compensation includes amounts recorded when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. Deferred stock-based compensation is amortized over the vesting period of the underlying option using the graded-vesting method.

Income taxes

The Company accounts for income taxes utilizing the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). Deferred tax assets or liabilities are recorded for all temporary differences between financial and tax reporting. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be recovered.

Net loss per share

Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Common stock equivalents, including convertible preferred stock, redeemable convertible preferred stock, stock options and warrants are excluded from the computation of diluted loss per share as their effect is anti-dilutive. For the periods presented, there is no difference between the basic and diluted net loss per share.

Financial instruments

Financial instruments, including cash and cash equivalents and payables, are recorded at cost, which approximates fair value based on the short-term maturities of these instruments. The fair value of investments is determined based on quoted market prices. Refer to Note 2 for further information on the fair value of investments. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes that the carrying value of equipment financing arrangements approximates fair value.

Derivative financial instruments

The terms of our November 2004 convertible preferred stock offering include a dividend make-whole payment feature. This feature is considered to be an embedded derivative and is recorded at fair value in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments (SFAS 133). The

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

derivative liability is reduced for make-whole payments triggered upon conversion of the preferred stock as well as dividends declared by the Company, if any, on the convertible preferred stock. The changes in the fair value of the derivative financial instrument are included in other income (expense) in each reporting period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent accounting pronouncements

In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. EITF 03-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The effective date for the recognition and measurement guidance of EITF 03-1 has been delayed until certain implementation issues are addressed. Final implementation guidance is expected to be issued in 2005. The disclosure requirements of EITF 03-1 remain in effect. The Company has complied with the disclosure requirements, and the adoption of the remaining portions of EITF 03-1 is not expected to have a material impact on the Company’s results of operations or financial condition.

In December 2004, the FASB issued SFAS 123R, Share-Based Payment. SFAS 123R establishes standards for the accounting for transactions in which an entity receives employee services in exchange for the entity’s equity instruments or liabilities that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for fiscal periods beginning after June 15, 2005 and will become effective for the Company beginning with the third quarter of 2005. The impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods, as well as the fair value model and assumptions the Company will choose, which have not been finalized yet.

2. INVESTMENTS

A summary of investments follows (in thousands):

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Federal agency obligations	$770	$—	$—	$770
Corporate bonds	9,680	1	(6)	9,675
Municipal bonds	854	—	—	854

Total	$11,304	$1	$(6)	$11,299

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Federal agency obligations	$14,111	$1	$(11)	$14,101
Corporate bonds	17,318	15	(12)	17,321
Municipal bonds	2,001	—	(2)	1,999

Total	$33,430	$16	$(25)	$33,421

The Company has realized no gains or losses upon the sale of available-for-sale securities during the years ended December 31, 2002, 2003 and 2004 as no investments were sold prior to maturity. The Company has evaluated the nature of the investments, the duration of the impairments (all less than 1 year) and concluded that the impairments are not other-than-temporary. All investments held at December 31, 2003 and December 31, 2004 have contractual maturities within one year.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

December 31,	2003	2004
Equipment	$3,794	$5,649
Furniture and fixtures	218	494
Leasehold improvements	825	930
Computer equipment	946	1,273
Construction in process	164	2,047

Property and equipment, gross	5,947	10,393
Less accumulated amortization and depreciation	(3,180)	(4,185)

Property and equipment, net	$2,767	$6,208

Depreciation expense totaled $823,000, $840,000 and $1.0 million during the years ended December 31, 2002, 2003 and 2004, respectively.

Interest cost incurred totaled $12.8 million during the year ended December 31, 2004, of which $78,000 was capitalized to construction in process. No interest cost was capitalized during the years ended December 31, 2002 and 2003.

4. EMPLOYEE NOTE RECEIVABLE

During the year ended December 31, 2001, the Company made a $50,000 secured loan to an employee in connection with an individual employment agreement. The loan bears interest at an annual rate of 8.24% and is repayable in equal quarterly installments over four years. The note balance of $24,000 and $14,000 at December 31, 2003 and 2004, respectively, has been classified in deposits and other assets. Interest earned on the note has been immaterial to date.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

5. SIGNIFICANT AGREEMENTS

Technology licenses

In 1998, the Company entered into a license agreement with Genetics Institute, under which the Company was granted a license under Genetics Institute’s rights to several patents and patent applications in exchange for the payment of upfront license fees totaling approximately $53,000, for the issuance of 26,522 shares of Series B preferred stock and warrants to purchase 35,363 shares of Series B preferred stock at $6.05 per share. The fees were charged to research and development expenses when paid. The Company, or sublicensee, is required to spend no less than $500,000 annually on research and development activities related to product development until the first commercial sale of a product.

In 1999, the Company entered into a license and supply agreement with Diaclone S.A., in which the Company was granted a license to make, use and sell certain products created with a specific antibody. In consideration for the license, the Company paid and charged to research and development expense a $75,000 nonrefundable fee.

In addition, the Company entered into a license agreement with the Fred Hutchinson Cancer Research Center in 1999, in which the Company was granted a license to make, use and sell a specific antibody for certain therapeutic and research purposes. In consideration for the license, the Company paid nonrefundable license fees of $50,000. The Company also agreed to issue 27,272 shares of common stock, valued at $744,000, to the Fred Hutchinson Cancer Research Center. The Company charged research and development expense for all nonrefundable fees paid and the value of the common stock issued.

During the year ended December 31, 2002, the Company entered into a license agreement with the Trustees of the University of Pennsylvania, whereby the Company was granted the right to use certain intellectual property in exchange for payment of nonrefundable license fees of $150,000. The Company also agreed to issue 63,636 shares of common stock, valued at $679,000, to the Trustees of the University of Pennsylvania. The Company charged research and development expense for all nonrefundable fees paid and the value of common stock issued. In October 2003, the Company terminated the license agreement, effective December 30, 2003.

All license agreements require the payment of royalties by the Company based on sales and services. No royalty payments have been required or paid through December 31, 2004.

Manufacturing and supply contracts

The Company entered into a development and supply agreement with Dynal S.A. during the year ended December 31, 1999, agreeing to make nonrefundable payments totaling $3.0 million for certain development activities conducted by Dynal. As of December 31, 2004, the Company had made payments totaling the full $3.0 million under the agreement, which were charged to research and development expense. Under the terms of the supply agreement, should the Company not buy a minimum $250,000 of beads in the first 12 months after the development phase ends and $500,000 of beads annually thereafter over the remaining term of the agreement, Dynal shall have the right to terminate the agreement. As of December 31, 2004, the development phase, as defined in the Dynal agreement, has not yet been completed. Either party may terminate the agreement as of August 2009 for any reason, or earlier on account of the material breach or insolvency of the other party. If the agreement is not terminated by August 2009, either party can elect to extend the terms of the agreement for an additional five years. Otherwise, it will automatically renew on a year to year basis. In March 2004, the Company amended the agreement to allow Dynal to sell a research-grade version of the Company’s antibody-coated beads. As of December 31, 2004, no such sales had occurred.

During the year ended December 31, 2000, the Company entered into development and supply agreements with Lonza Biologics PLC (Lonza) for the development and production of cGMP-grade antibodies. In 2004, the

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

Company amended its agreements with Lonza. Under the terms of the agreements, the Company is obligated to make payments in British pounds. Exchange rate gains and losses have been insignificant to date. The Company paid approximately $1.6 million, $1.3 million and $94,000 under the agreements during the years ended December 31, 2002, 2003 and 2004, respectively, all of which were charged to research and development expense. At December 31, 2004, Lonza was in the process of completing certain development phases as defined under the agreements. Remaining payments under the agreements will be approximately $1.7 million during the year ended December 31, 2005, assuming development phases progress as intended under the agreements.

Corporate collaborations

In November 2003, the Company licensed to Fresenius Biotechnology GmbH, a wholly-owned subsidiary of Fresenius AG, the Company’s Xcellerate Technology on an exclusive basis in the field of HIV retroviral gene therapy, for development and commercialization in Europe with an option under certain circumstances to expand their rights to North America. The agreement with Fresenius requires the Company to transfer its Xcellerate Technology, including manufacturing capability, to Fresenius and supply all antibody-coated beads required by Fresenius to support its development and commercialization efforts. Fresenius had previously agreed to reimburse the Company for its expenses in transferring the technology and to pay the Company for the antibody-coated beads on a cost-plus basis. For the years ended December 31, 2003 and 2004, the Company has recognized revenue of $170,000 and $27,000, respectively, related to the reimbursement of its actual costs. The terms of the agreement include potential royalties on net sales as well as potential milestone payments to the Company less applicable sublicense fees payable by Xcyte to third parties for each product developed. For the year ended December 31, 2004, the Company has recognized $35,000 as revenue related to upfront payments received. These payments have been deferred and are being amortized to revenue over the estimated service period of 18 years. Fresenius’ obligation to pay the Company royalties under this agreement terminates on a country-by-country basis upon the later of the last to expire of the licensed patents or fifteen years after the first commercial sale of a product in the country. The agreement is also subject to earlier termination by Fresenius at any time if Fresenius determines it cannot develop a commercially viable product or complete a required manufacturing audit; by Xcyte if Fresenius does not meet development milestones; and by either party for the material breach or insolvency of the other party.

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

Redeemable convertible preferred stock

Prior to the Company’s initial public offering in March 2004, the Company had issued various series of redeemable convertible preferred stock. A summary of redeemable convertible preferred stock outstanding as of December 31, 2003 is as follows (in thousands, except share data):

	DECEMBER 31, 2003
	Shares designated	Issued and outstanding shares	Aggregate redemption and liquidation preference	Carrying value
Series A	7,300,080	1,255,870	$6,562	$6,660
Series B	4,097,580	709,647	4,293	4,293
Series C	7,212,316	1,306,470	12,000	11,976
Series D	10,300,000	1,838,139	28,105	25,263
Series E	6,500,000	863,648	13,205	8,411
Series F	6,500,000	808,040	12,355	8,001

	41,909,976	6,781,814	$76,520	$64,604

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

From inception through December 31, 1999, the Company issued 1,151,664 shares of Series A preferred stock at $5.23 per share for proceeds of $6.0 million; 683,125 shares of Series B preferred stock at $6.05 per share for proceeds of $4.1 million; and 1,306,470 shares of Series C preferred stock at $9.19 per share for proceeds of $12.0 million. The Company also issued an additional 95,690 shares of Series A preferred stock in conjunction with a business acquisition. The value of the Series A preferred stock of $579,000 was included in the determination of the purchase price of the acquired business. The Company also issued 26,522 shares of Series B preferred stock to acquire technology licenses. These shares were valued at $6.05 per share for an aggregate amount of $160,000. There were no significant costs associated with the Series A, B and C private placements.

During the year ended December 31, 2000, the Company completed a private placement of 1,838,139 shares at $15.29 per share of Series D redeemable preferred stock for $28.0 million, net of offering costs of $117,000. In connection with the offering, holders of the Series D preferred stock received warrants to purchase 205,858 shares of common stock at an exercise price of $1.65 per share. The warrants were valued at $2.7 million using the Black-Scholes option-pricing model. Of the total net proceeds of $28.0 million, $2.7 million was recorded in paid-in capital and $25.3 million was recorded as redeemable convertible preferred stock.

During the year ended December 31, 2001, the Company completed a private placement of 863,648 shares at $15.29 per share of Series E redeemable preferred stock for $13.1 million, net of offering costs of $145,000. In connection with the offering, holders of the Series E preferred stock received warrants to purchase 470,205 shares of common stock at an exercise price of $0.055 per share. The net proceeds from the Series E preferred stock offering were allocated based on the relative fair values of the warrants, using the Black-Scholes option-pricing model, and the preferred stock. The Company assigned $4.6 million to the value of the warrants and $8.4 million to the value of the preferred stock. After allocating a portion of the proceeds to the common stock warrants, the effective conversion price of the preferred stock was at a discount to the price of the common stock into which the preferred stock was convertible. The discount associated with the beneficial conversion feature was limited to the proceeds allocated to the preferred stock, or $8.4 million. Accordingly, the preferred stock was initially recorded at zero. The Company recognized the amortization of the discount associated with the beneficial conversion of $8.4 million as a charge to additional paid-in capital (also shown as a deduction to arrive at net loss applicable to common stockholders) and a credit to preferred stock immediately upon issuance since the preferred stock could be converted into common stock at any time, at the holder’s option. The remaining discount of $4.6 million was amortized in March 2004, when the preferred stock was converted into common stock upon the closing of the Company’s initial public offering.

During the year ended December 31, 2002, the Company completed a private placement of 808,040 shares at $15.29 per share of Series F redeemable preferred stock for $12.3 million, net of offering costs of $30,000. In connection with the offering, holders of the Series F preferred stock received warrants to purchase 439,932 shares of common stock at an exercise price of $0.055 per share. The net proceeds from the Series F preferred stock offering were allocated based on the relative fair values of the warrants, using the Black-Scholes option-pricing model, and the preferred stock. The Company assigned $4.3 million to the value of the warrants and $8.0 million to the value of the preferred stock. After allocating a portion of the proceeds to the common stock warrants, the effective conversion price of the preferred stock was at a discount to the price of the common stock into which the preferred stock was convertible. The discount associated with the beneficial conversion was limited to the proceeds allocated to the preferred stock, or $8.0 million. Accordingly, the preferred stock was initially recorded at zero. The Company recognized the amortization of the discount associated with the beneficial conversion of $8.0 million as a charge to additional paid-in capital (also shown as a deduction to arrive at net loss applicable to common stockholders) and a credit to preferred stock immediately upon issuance since the preferred stock could be converted into common stock at any time, at the holder’s option. The remaining

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

discount of $4.3 million was amortized in March 2004, when the preferred stock was converted into common stock upon the closing of the Company’s initial public offering.

In connection with the initial public offering in March 2004, all of the outstanding shares of the Company’s redeemable convertible preferred stock were converted into 6,781,814 shares of common stock.

Redeemable convertible preferred stock warrants

From inception through December 31, 1999, warrants were issued to purchase 66,983 shares of Series A preferred stock in connection with a business acquisition at an exercise price of $5.23 per share. The value of the warrants of $330,000 was included in the determination of the purchase price of the business. In addition, warrants to purchase 12,937 shares of Series A preferred stock at $5.23 per share and warrants to purchase 2,238 shares of Series C preferred stock at $9.19 per share were issued in connection with equipment financing. The estimated fair value of the warrants issued of $64,000 and $15,000, respectively, was recorded as an additional financing cost and was amortized over the term of the loan as interest expense. The warrants to purchase 12,937 shares of Series A preferred stock were exercised in March 2003 through a net exercise, resulting in the issuance of 8,516 shares of Series A preferred stock. In addition, the Company issued warrants to purchase 35,363 shares of Series B preferred stock as partial consideration for a technology license. The warrants were issued at an exercise price of $6.05 per share, and the estimated fair value of the warrants of $131,000 was charged to research and development expense.

During the years ended December 31, 2000 and 2001, the Company issued warrants to purchase 2,612 of Series C preferred stock at an exercise price of $9.19, and 4,316 of Series D preferred stock at an exercise price of $15.29, respectively in connection with equipment financing. The estimated fair value of the warrants issued of $36,000 for Series C and $113,000 for Series D was recorded as additional financing cost and is being amortized over the term of the loan as interest expense using the effective interest method.

During the years ended December 31, 2002 and 2003, the Company issued warrants to purchase 4,316 and 1,143 of Series F stock at an exercise price of $15.29 and $15.29, respectively in connection with equipment financing. The estimated fair value of the warrants issued of $56,000 and $14,000 was recorded as additional financing cost and is being amortized over the term of the loan as interest expense using the effective interest method.

During the year ended December 31, 2000, the Company issued a warrant for the purchase of 14,545 shares of Series D preferred stock at an exercise price of $15.29 per share, in connection with a lease for a manufacturing facility. The estimated fair value of the warrant of $340,000 was recorded as deferred rent and is being recognized as additional rent expense over the initial term of the lease.

During the year ended December 31, 2001, the Company issued a warrant for the purchase of 1,818 shares of Series E preferred stock at an exercise price of $15.29 per share for services provided in connection with the private placement of Series E redeemable preferred stock. The estimated fair value of the warrants of $48,000 was included in offering costs of the placement.

Concurrent with the closing of the initial public offering in March 2004, 86,727 preferred stock warrants that expired upon the closing of a public offering were converted into common stock through cashless exercises, resulting in the issuance of 23,233 shares of common stock. The remaining 46,607 preferred stock warrants that did not expire upon the closing of a public offering were converted into 46,607 common stock warrants upon the closing of the initial public offering. The Company has valued the warrants issued during the years ended December 31, 2002, 2003 and 2004 using the Black-Scholes option-pricing model with the following assumptions: no dividend yields; life of 7 years to 10 years; risk-free interest rate of 5.0%; and volatility of 80%.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

7. PREFERRED STOCK

Convertible exchangeable preferred stock

On November 3, 2004, the Company completed a public offering of 2,990,000 shares of its 6% convertible exchangeable preferred stock (the Preferred Stock) at $10.00 per share, including the shares sold to the underwriters pursuant to the over-allotment option granted in connection with the offering. Net proceeds from the offering, after deducting underwriting discounts and offering-related expenses, totaled $27.5 million.

Dividends on the Preferred Stock will be cumulative from the date of original issue at the annual rate of 6% of the liquidation preference of the Preferred Stock, payable quarterly on the first day of February, May, August and November, commencing February 1, 2005. Any dividends must be declared by the Company’s board of directors and must come from funds that are legally available for dividend payments. The Preferred Stock has a liquidation preference of $10 per share, plus accrued and unpaid dividends. In January 2005, the Company’s board of directors declared a quarterly dividend in the amount of $0.1467 per share of Preferred Stock, which was paid on February 1, 2005, to the holders of record as of the close of business on January 21, 2005. This quarterly dividend distribution totaled $300,000.

The Preferred Stock is convertible at the option of the holder at any time into the Company’s common stock at a conversion rate of approximately 4.2553 shares of common stock for each share of Preferred Stock, based on an initial conversion price of $2.35. The initial conversion price is subject to adjustment in certain events. The Company reserved 12,723,404 shares of common stock for issuance upon conversion. At December 31, 2004, holders had voluntarily converted 910,187 shares of Preferred Stock into 3,873,124 shares of common stock.

The Company may automatically convert the Preferred Stock into common stock if the closing price of the Company’s common stock has exceeded $3.53, which is 150% of the conversion price of the Preferred Stock, for at least 20 trading days during any 30-day trading period, ending within five trading days prior to notice of automatic conversion.

If the Company elects to automatically convert, or the holder elects to voluntarily convert, some or all of the Preferred Stock into common stock prior to November 3, 2007, the Company will make an additional payment on the Preferred Stock equal to the aggregate amount of dividends that would have been payable on the Preferred Stock through and including November 3, 2007, less any dividends already paid on the Preferred Stock. This additional payment is payable in cash or, at the Company’s option, in shares of the Company’s common stock, or a combination of cash and shares of common stock. At December 31, 2004, the Company had issued 793,054 shares of common stock to converting holders in satisfaction of this additional payment.

In accordance with SFAS 133, the Company is required to separate and account for, as an embedded derivative, the dividend make-whole payment feature of the Preferred Stock offering. As an embedded derivative instrument, the dividend make-whole payment feature must be measured at fair value and reflected as a liability. Changes in the fair value of the derivative are recognized in earnings as a component of other income (expense). The Company determined the fair value of the dividend make-whole payment feature to be $4.0 million at October 29, 2004 (the commitment date). This amount was allocated from the proceeds of the Preferred Stock to the derivative liability. The carrying value of this derivative was reduced by $1.7 million during the period from November 3, 2004 through December 31, 2004, based on the fair value of common stock issued as dividend make-whole payments pursuant to voluntary holder conversions during this period. At December 31, 2004, the derivative liability was valued at $3.0 million, resulting in the recognition of $727,000 as other expense for the year ended December 31, 2004.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

The Company may elect to redeem the Preferred Stock at declining redemption prices on or after November 6, 2007.

The Preferred Stock is exchangeable, in whole but not in part, at the option of the Company on any dividend payment date beginning on November 1, 2005 (the “Exchange Date”) for the Company’s 6% Convertible Subordinated Debentures (“Debentures”) at the rate of $10 principal amount of Debentures for each share of Preferred Stock. The Debentures, if issued, will mature 25 years after the Exchange Date and have terms substantially similar to those of the Preferred Stock.

The Preferred Stock has no maturity date and no voting rights prior to conversion into common stock, except under limited circumstances.

8. STOCK PLANS

1996 Stock Option Plan

Under the Company’s Amended and Restated 1996 Stock Option Plan (1996 Plan), 1,163,636 shares of common stock have been reserved for grants to employees, directors and consultants as of December 31, 2004. In September 2003, the 1996 Plan was amended to increase common stock reserved for grants to 1,163,636 shares and certain outstanding stock options were modified to accelerate vesting for employees with a five-year vesting schedule to a four-year schedule. There was no immediate accounting impact to this change. However, if employees benefit from the change, the appropriate stock compensation charge will be recorded in the period in which there was a benefit to the employee(s) based upon the measurement of the intrinsic value of the related stock options on the date of modification. As of December 31, 2004, no additional stock compensation charges have been recognized as a result of this modification. The term of the 1996 Plan is 10 years unless terminated earlier by the Board of Directors. Options granted under the 1996 Plan may be designated as incentive or nonqualified at the discretion of the 1996 Plan administrator. The vesting period, exercise price and expiration period of options are also established at the discretion of the 1996 Plan administrator. Vesting periods are typically four or five years, and incentive stock options are exercisable at no less than the fair market value at the date of grant, and nonqualified stock options are exercisable at prices determined by the 1996 Plan administrator. In no event shall the term of any incentive stock option exceed 10 years.

Shares issued upon exercise of options that are unvested are restricted and subject to repurchase by the Company at the original exercise price upon termination of employment, and such restrictions lapse over the original vesting schedule. During the year ended December 31, 2000, the Board of Directors amended the 1996 Plan to allow options granted to certain executives to become exercisable immediately. Three executives elected to early exercise stock options for 93,426 shares of restricted common stock in the year ended December 31, 2000. During the year ended December 31, 2001, the Company repurchased 2,424 shares of restricted stock. The shares were repurchased in an amount equal to the original purchase price of the shares. At December 31, 2004, there were a total of 12,946 shares of restricted common stock outstanding and subject to repurchase.

2003 Stock Plan

The 2003 Stock Plan (2003 Plan) provides for the grant of incentive stock options and stock purchase rights to employees (including employee directors) and non-statutory stock options to employees, directors and consultants. A total of 636,363 shares of common stock have been reserved for issuance under the 2003 Plan as of December 31, 2004. In January and March 2005, the Board of Directors increased the number of shares reserved for issuance under the 2003 Plan by 400,000 shares and 200,000 shares, respectively. In addition, the number of shares reserved for issuance under the 2003 Plan will be subject to an automatic annual increase on the

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

first day of each fiscal year beginning in 2005 and ending in 2010 equal to the lesser of 109,090 shares, 4% of the number of outstanding shares of common stock on the last day of the immediately preceding fiscal year or such lesser number of shares as the Board of Directors determines. With respect to options granted under the 2003 Plan, the term of options may not exceed 10 years. In no event may an employee receive awards for more than 1 million shares under the 2003 Plan in any fiscal year.

2003 Directors’ Stock Option Plan

A total of 90,909 shares of common stock have been reserved for issuance under the Amended and Restated 2003 Directors’ Stock Option Plan (2003 Directors’ Plan) as of December 31, 2004. In January 2005, the Board of Directors increased the number of shares reserved for issuance under the 2003 Directors’ Plan by 350,000 shares. Under the 2003 Directors’ Plan, each non-employee director who first becomes a non-employee director after the effective date of the plan will receive an automatic initial grant of an option to purchase 10,000 shares of common stock upon becoming a member of the Board of Directors. On the date of each annual meeting of stockholders, each non-employee director will be granted an option to purchase 10,000 shares of common stock if, on such a date, the director has served on the Board of Directors for at least six months. Additionally, the chairman of each committee of the Board of Directors and each member of the audit committee will receive an additional annual option grant to purchase 2,500 shares of common stock. The 2003 Directors’ Plan provides that each option granted to a non-employee director shall vest in equal monthly installments over two years. All options granted under the 2003 Directors’ Plan have a term of 10 years and an exercise price equal to the fair market value on the date of the grant.

A summary of stock option activity and related information follows:

YEARS ENDED DECEMBER 31,	2002		2003		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	341,858	$2.92	610,489	$4.24	717,615	$4.48
Granted with an exercise price equal to the fair value of common stock	126,853	5.50	—	—	718,407	3.50
Granted with an exercise price less than the fair value of common stock	229,641	5.50	225,470	5.45	80,452	5.50
Canceled	(86,641)	4.29	(95,587)	5.34	(10,009)	5.59
Exercised	(1,222)	1.98	(22,757)	3.69	(44,940)	1.26

Outstanding at end of period	610,489	$4.24	717,615	$4.48	1,461,525	$4.15

The following summarizes information about stock options outstanding and exercisable at December 31, 2004:

	EXERCISABLE
Range of exercise price	Number of options	Outstanding weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.55 – $1.65	78,876	4.07	$0.83	78,876	$0.83
$2.09 – $2.75	498,627	9.49	2.17	51,407	2.30
$3.36 – $5.10	99,532	9.62	4.19	5,836	4.46
$5.50 – $6.54	784,490	8.21	5.73	304,741	5.58

	1,461,525	8.52	$4.15	440,860	$4.33

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

The number of options exercisable at December 31, 2002, 2003 and 2004 was 227,892, 328,831 and 440,860, respectively. The weighted average exercise price of options vested and exercisable at December 31, 2002, 2003 and 2004 was $2.53, $3.36 and $4.33, respectively.

During the years ended December 31, 2002, 2003 and 2004, the Company granted options to purchase a total of 6,363, 10,908 and 11,630 shares of common stock, respectively, to consultants and Scientific Advisory Board members for services to be performed through April 2008. In accordance with SFAS 123 and EITF 96-18, options granted to consultants and Scientific Advisory Board members are recorded at fair value based on an option-pricing model and periodically revalued over the related service periods. The Company recorded stock compensation of $65,000, $360,000 and $65,000 during the years ended December 31, 2002, 2003 and 2004, respectively, related to consulting services.

During the years ended December 31, 2002, 2003 and 2004, in connection with the grant of certain options to employees, the Company recorded deferred stock compensation of $3.2 million, $2.4 million and $810,000, respectively, representing the difference between the exercise price and the subsequently determined fair value of the Company’s common stock on the date such stock options were granted. The deferred compensation relates to options granted prior to the Company’s completion of its initial public offering in March 2004. The subsequently determined fair value of the Company’s common stock ranged from $5.50 to $21.01 during the year ended December 31, 2002, ranged from $5.50 to $18.59 during the year ended December 31, 2003 and ranged from $8.00 to $15.57 during the period from January 1, 2004 to March 16, 2004 (the effective date of the Company’s initial public offering Registration Statement on Form S-1). All options granted subsequent to the Company’s completion of its initial public offering have been granted with an exercise price equal to the fair value of the underlying common stock on the date of grant. Deferred stock compensation is being amortized on a graded vesting method. During the years ended December 31, 2002, 2003 and 2004, the Company recorded non-cash deferred stock compensation expense related to employees of $2.5 million, $1.3 million and $2.1 million, respectively.

2003 Employee Stock Purchase Plan

A total of 109,090 shares of common stock have been reserved for issuance under the 2003 Employee Stock Purchase Plan (2003 Employee Plan). The number of shares reserved for issuance under the 2003 Employee Plan will be increased on the first day of each of the fiscal years in 2005 to 2010 by the lesser of 54,545 shares, 1% of the number of outstanding shares of common stock on the last day of the immediately preceding fiscal year or such lesser number of shares as the Board of Directors determines. Unless terminated earlier by the Board of Directors, the 2003 Employee Plan will terminate in September 2023. In 2004, 5,108 shares were issued under the 2003 Employee Plan at $1.93 per share.

9. COMMON STOCK

Initial public offering

On March 19, 2004, the Company completed an initial public offering, which, after deducting underwriting discounts and offering-related expenses, resulted in net proceeds to the Company of approximately $29.7 million and issuance by the Company of 4,200,000 shares of common stock. In connection with the initial public offering, all of the outstanding shares of the Company’s redeemable convertible preferred stock and all of its outstanding convertible promissory notes, including interest accrued thereon through the closing date of the offering, were converted into 6,781,814 and 1,357,357 shares of common stock, respectively. Concurrent with the initial public offering, certain redeemable convertible preferred stock warrants were converted into common stock through payment of cash and cashless exercises, resulting in the issuance of 896,235 shares of common stock. In addition, the Company filed an Amended and Restated Certificate of Incorporation to amend the number of authorized shares of common stock to 100,000,000 and the authorized shares of preferred stock to 5,000,000.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

Stock split

On March 4, 2004, the Company effected a 2 for 11 reverse stock split of the outstanding common and preferred stock and stock options and warrants. All share and per share amounts reflect the reverse stock split.

Common stock reserved for future issuance at December 31, 2004 is as follows:

DESCRIPTION
1996 Stock Option Plan
Options granted and outstanding	948,369
Options reserved for future grant	5,422
2003 Stock Plan
Options granted and outstanding	503,156
Options reserved for future grant	133,207
2003 Directors Stock Option Plan
Options granted and outstanding	10,000
Options reserved for future grant	80,909
2003 Employee Stock Purchase Plan	103,982
Convertible preferred stock	8,850,280
Make-whole dividend payments of common stock on convertible preferred stock	1,871,831
Common stock warrants	46,607

12,553,763

Milestone pool

Pursuant to a business acquisition prior to January 1, 1999, the Company reserved 287,698 shares of common stock (Milestone Pool) for the Company’s possible acquisition of new technology from the scientific founders of the acquired business. During the year ended December 31, 2001, the Milestone Pool was terminated. In exchange for the termination of all rights to the remaining Milestone Pool shares, these scientific founders entered in consulting agreements and were granted options to purchase a total of 68,178 shares of the Company’s common stock. The options vest in equal monthly installments over the four-year consulting term and will be periodically revalued and recognized as expense over the related service period based on the estimated fair value of the options using an options-pricing model. During the years ended December 31, 2002, 2003 and 2004, the Company recorded stock-based compensation of $30,000, $132,000 and $24,000, respectively.

Common stock warrants

The Company has issued warrants to purchase shares of common stock, to private investors in connection with the issuance of preferred stock. During the year ended December 31, 2003, the Company issued warrants to purchase 13,635 shares of common stock in connection with a consulting arrangement. Concurrent with the Company’s initial public offering in March 2004, all 907,316 outstanding common stock warrants existing immediately prior to the closing of the offering were converted into common stock through payment of cash and cashless exercises, resulting in the issuance of 873,002 shares of common stock. Also concurrent with the initial public offering, certain preferred stock warrants that did not expire at the closing of the offering were automatically converted into common stock warrants. At December 31, 2004, warrants to purchase 46,607 shares of common stock remain outstanding with a weighted average exercise price of $7.94 per share. These warrants expire at various dates from July 2006 to February 2009.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

10. INCOME TAXES

At December 31, 2004, the Company had operating loss carryforwards of approximately $97.5 million and research and development tax credit carryforwards of $3.9 million for federal income tax reporting purposes. The net operating losses and tax credits will expire beginning in 2011 if not previously utilized. In certain circumstances, as specified under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes, the Company’s ability to utilize its net operating loss carryforwards may be limited.

Deferred income taxes reflect the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The significant components of deferred taxes are as follows (in thousands):

DECEMBER 31,	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$25,147	$33,151
Research and development tax credit	3,195	3,947
License agreements	242	479
Other	309	444

	28,893	38,021
Less valuation allowance	(28,743)	(37,826)

Net deferred tax assets	150	195
Deferred tax liabilities:
Depreciation	(150)	(195)

Net deferred taxes	$—	$—

A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. The valuation allowance for deferred tax assets increased $6.1 million and $9.1 million during the years ended December 31, 2003 and 2004, respectively, principally due to net operating losses recorded during those periods. There have been no offsets or other deductions to the valuation allowance in any period since the Company’s inception.

11. CONVERTIBLE PROMISSORY NOTES

In October 2003, the Company issued Convertible Promissory Notes (the Notes) for $12.7 million, with interest on the unpaid principal amount of the Notes accruing annually at a rate of 6 percent. The Notes (including accrued and unpaid interest) automatically converted into 1,357,357 shares of the Company’s common stock upon the closing of the Company’s initial public offering.

In connection with the issuance of the Notes, the holders of the Notes received warrants to purchase 207,977 shares of the Company’s Series F preferred stock at $15.29 per share, exercisable after the maturity date of the Notes, through 2008. As the Company’s initial public offering occurred prior to the maturity date of the Notes and the closing of the next private financing, the warrants expired. The Company had allocated $1.4 million of the proceeds to the warrants based on the relative fair values of the Notes and warrants (using the Black-Scholes option pricing model). The resulting $1.4 million discount on the Notes was being amortized to interest expense over the term of the Notes. Through March 19, 2004 (the conversion date of the Notes), $614,000 of the discount had been amortized to interest expense ($299,000 during the year ended December 31, 2004). The unamortized discount of $769,000 existing on the day of conversion was recognized as interest expense immediately upon conversion of the Notes.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

Upon the Company’s consummation of its initial public offering, and the Notes conversion to common stock, the Company also recognized $11.3 million in additional interest expense, which represents the beneficial conversion feature of the Notes. This interest expense is in addition to the interest expense recognized associated with the unamortized discount existing on the date of conversion.

12. LONG-TERM OBLIGATIONS AND LEASE OBLIGATIONS

The Company has commitments for noncancelable operating leases for a manufacturing facility, building space and office equipment. The building lease includes rent escalation clauses (3% annually) and has two five-year renewal options. The manufacturing facility lease contains annual rent escalations of 4.5% and an option to renew the lease for two additional five-year periods. In addition to base rent, the Company is required to pay a pro rata share of the operating costs related to the manufacturing facility and building leased space. The Company was required to provide security under the manufacturing lease agreement totaling $435,000 in the form of cash and issued a preferred stock warrant to the lessor.

The Company has financed the acquisition of laboratory and scientific equipment, furniture and fixtures, computer equipment and leasehold improvements through financing arrangements with various third parties. In connection with the financings, the Company has issued preferred stock warrants to the third parties. At December 31, 2004, the Company had two financing arrangements. Under the first arrangement, the Company may borrow up to $3.0 million, subject to credit approval. At December 31, 2004, the Company has $1.8 million available to it under this outstanding arrangement, which expires in July 2005. This agreement contains a subjective acceleration clause, whereby the events of default includes a material adverse change in the Company’s financial condition that would materially impair the ability of the Company to perform its material obligations under the agreement, as determined solely, reasonably and in good faith by the lender. Under the second arrangement, the Company may borrow up to $3.0 million, subject to credit approval. At December 31, 2004, the Company has $2.2 million available to it under the outstanding arrangement, which expires in December 2005. Outstanding borrowings under the current and previous financing arrangements were $1.8 million and $4.2 million at years ended December 31, 2003 and 2004, respectively. Outstanding borrowings require monthly principal and interest payments and mature at various dates through 2008. Interest rates applicable to the outstanding borrowings at December 31, 2004 range from 7.91% to 11.61%. The weighted average interest rates for borrowings outstanding during the years ended December 31, 2002, 2003 and 2004 were 11.09%, 10.27% and 8.99%, respectively. Borrowings are secured by the acquired assets that have a net book value of $5.8 million at December 31, 2004. Under all agreements, the Company is required to comply with certain non financial covenants.

Future minimum payments under operating leases and equipment financing arrangements at December 31, 2004 are as follows (in thousands):

	EQUIPMENT FINANCINGS ARRANGEMENTS	OPERATING LEASES
Year ended December 31,
2005	$1,556	$1,644
2006	1,441	1,471
2007	970	1,091
2008	305	1,126
2009	—	1,159
Thereafter	—	1,103

	4,272	$7,594

Less unamortized discount	(39)
Less current portion	(1,556)

Long-term equipment obligations	$2,677

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

Rent expense totaled $1.6 million, $1.6 million and $1.7 million during the years ended December 31, 2002, 2003 and 2004, respectively.

13. NET LOSS PER SHARE

The calculation of basic and diluted loss per share is shown on the table below (in thousands, except share and per share data).

Year ended December 31,	2002	2003	2004
Net loss	$(19,453)	$(18,457)	$(39,588)
Accretion of preferred stock	(8,001)	—	(8,973)

Net loss applicable to common stockholders	$(27,454)	$(18,457)	$(48,561)

Weighted average common shares	1,476,716	1,527,775	12,462,677
Weighted average common shares subject to repurchase	(56,961)	(39,557)	(22,296)

Weighted average number of shares used for basic and diluted per share amounts	1,419,755	1,488,218	12,440,381

Basic and diluted net loss per common share	$(19.34)	$(12.40)	$(3.90)

The Company has excluded all convertible exchangeable preferred stock, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, convertible promissory notes, common stock warrants and outstanding stock options from the calculation of diluted net loss per common share because all securities are antidilutive for the periods presented. The total number of shares excluded from the calculations of diluted net loss per common share was 8,422,596, 9,880,023 and 10,358,400 for the years ended December 31, 2002, 2003 and 2004, respectively.

14. SUBSEQUENT EVENT

Restructuring

As a result of the Company’s plan to limit clinical development primarily to the planned Phase II/III trial in CLL and planned Phase I/II trial in HIV, the Company reduced its workforce by approximately 24%, to 81 employees on March 22, 2005. The Company will record a charge in the first quarter of 2005 of approximately $300,000, consisting of severance, benefits and outplacement services.

XCYTE THERAPIES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS (contd)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains selected unaudited statement of operations information for each of the quarters in 2003 and 2004. The Company believes that the following information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

QUARTER ENDED (in thousands, except per share data)	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2003
Revenue	$13	$59	$73	$25
Net loss	$(3,843)	$(5,346)	$(3,975)	$(5,293)
Net loss attributable to common stockholders	$(3,843)	$(5,346)	$(3,975)	$(5,293)
Basic and diluted net loss per common share	$(2.60)	$(3.60)	$(2.67)	$(3.53)

2004
Revenue	$12	$24	$13	$13
Net loss(1)	$(18,284)	$(6,086)	$(6,830)	$(8,388)
Net loss attributable to common stockholders(2)	$(27,257)	$(6,086)	$(6,830)	$(8,388)
Basic and diluted net loss per common share(1),(2)	$(7.98)	$(0.41)	$(0.46)	$(0.50)

(1)	Net loss for the quarter ended March 31, 2004 includes $12.5 million in noncash interest expense associated with the convertible promissory notes.
(2)	Net loss attributable to common stockholders for the quarter ended March 31, 2004 includes $9.0 million in accretion of preferred stock.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

At the end of the period covered by this report, as part of our quarterly review, we evaluated, under the supervision and with the participation of the Company’s management, including our Principal Executive Officer and Principal Financial and Accounting Officer, the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Principal Executive Officer and the Principal Financial and Accounting Officer concluded that our disclosure controls and procedures are effective to timely alert them to any material information relating to the Company that must be included in our periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

ITEM 9B. OTHER INFORMATION

In December 2004, the compensation committee of our Board of Directors approved base salary increases for our Chief Executive Officer and each of our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 (referred to in this report as the Named Executive Officers), where 50% of such increase was retroactive to September 1, 2004 and 50% of such increase was effective March 1, 2005, with the exception of our President and Chief Executive Officer, Dr. Ronald J. Berenson, who received 100% of his increase retroactive to September 1, 2004. As of March 1, 2005, the new salary for each of the Named Executive Officers is: Dr. Berenson: $300,000; Dr. Stewart Craig: $263,967; Dr. Robert Kirkman: $249,600; Dr. Mark Frohlich: $223,865; and Ms. Kathi L. Cordova: $206,242. In addition, in December 2004, the compensation committee approved a one-time year-end bonus for Dr. Berenson in the amount of $75,000.

In December 2004, the compensation committee of our Board of Directors approved option grants to the Named Executive Officers in connection with their 2004 compensation review, which vest over four years. Each of the Named Executive Officers received options in the following amounts: Dr. Berenson: 100,000 shares; Dr. Craig: 40,000 shares; Dr. Kirkman: 40,000 shares; Dr. Frohlich: 20,000 shares; and Ms. Cordova: 20,000 shares.

In January 2005, the Board of Directors approved additional option grants to the Named Executive Officers in connection with their 2004 compensation review, which vest upon the meeting of certain Company milestones, provided that 100% of such options vest upon the four-year anniversary of the date of grant if such milestones are not earlier met. This milestones-based vesting provides that 50% of the shares vest based on certain clinical trial-related goals, 25% of the shares vest based on the consummation of certain corporate transactions, and 25% of the shares vest based on the achievement of FDA-related goals. Each of the Named Executive Officers received options with such vesting parameters in the following amounts: Dr. Berenson: 100,000 shares; Dr. Craig: 40,000 shares; Dr. Kirkman: 40,000 shares; Dr. Frohlich: 20,000 shares; and Ms. Cordova: 20,000 shares.

PART III

The information required by Part III is omitted from this report because the Company will file a definitive proxy statement within 120 days after the end of its fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held on June 9, 2005, and the information to be included in the proxy statement is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement which will be filed within 120 days after the end of the Company’s 2004 fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held June 17, 2005.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement which will be filed within 120 days after the end of the Company’s 2004 fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held June 17, 2005.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement which will be filed within 120 days after the end of the Company’s 2004 fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held June 17, 2005.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement which will be filed within 120 days after the end of the Company’s 2004 fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held June 17, 2005.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference from the Company’s definitive proxy statement which will be filed within 120 days after the end of the Company’s 2004 fiscal year pursuant to Regulation 14A for its annual meeting of shareholders to be held June 17, 2005.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report are as follows:

(1) Financial Statements and Report of Independent Registered Public Accounting Firm

See Index to Financial Statements included under Item 8 in Part II of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

None required.

(3) Exhibits

Exhibits are incorporated herein by reference or are filed with this report as indicated below.

EXHIBIT NUMBER	DESCRIPTION
3.1(1)	Amended and Restated Certificate of Incorporation of Xcyte Therapies, Inc.

3.2(1)	Amended and Restated Bylaws of Xcyte Therapies, Inc.

3.3(6)	Preferred Stock Certificate of Designations.

4.1(1)	Form of Common Stock Certificate.

4.2(6)	Preferred Stock Certificate of Designations.

4.3(7)	Indenture.

4.4(4)	Form of Preferred Stock Certificate.

10.1(1)	Form of Indemnification Agreement between Xcyte Therapies, Inc. and each of its officers and directors.

10.2(1)	Convertible Note and Warrant Purchase Agreement dated October 9, 2003.

10.3(1)	Form of Convertible Promissory Note issued in connection with the Convertible Note and Warrant Purchase Agreement dated October 9, 2003.

10.4(1)	Amended and Restated Investor Rights Agreement dated February 5, 2002.

10.5(1)	Amendment to Amended and Restated Investor Rights Agreement dated May 22, 2002.

10.6(1)	Waiver of Preemptive Rights and Amendment to Amended and Restated Investor Rights Agreement dated October 9, 2003.

10.7(1)	Form of Warrant to purchase Common Stock issued by Xcyte Therapies, Inc.

10.8(1)	Form of Warrant to purchase Series F Preferred Stock issued by Xcyte Therapies, Inc. in favor of General Electric Capital Corporation.

10.9(1)	Master Security Agreement between Xcyte Therapies, Inc. and Oxford Finance Corporation dated July 1, 2003.

10.10(1)	Senior Loan and Security Agreement dated July 1, 1999 between Xcyte Therapies, Inc. and Phoenix Leasing Incorporated.

10.11(4)	Master Security Agreement dated May 1, 2000 between Xcyte Therapies, Inc. and General Electric Capital Corporation.

10.12(4)	Amendment No. 1 to Master Security Agreement dated May 1, 2000 between Xcyte Therapies, Inc. and General Electric Capital Corporation.

EXHIBIT NUMBER	DESCRIPTION
10.13(4)	Amendment No. 2 to Master Security Agreement dated August 18, 2004 between Xcyte Therapies, Inc. and General Electric Capital Corporation.

10.14(1)	Facility Lease dated June 21, 1999 between Xcyte Therapies, Inc. and Alexandria Real Estate Equities, Inc.

10.15(1)	First Amendment to Lease dated October 23, 2001 to Lease dated June 21, 1999 between Xcyte Therapies, Inc. and Alexandria Real Estate Equities, Inc.

10.16(1)	Second Amendment to Lease dated March 26, 2003 to Lease dated June 21, 1999 between Xcyte Therapies, Inc. and Alexandria Real Estate Equities, Inc.

10.17(1)	Third Amendment to Lease dated November 12, 2003 to Lease dated June 21, 1999 between Xcyte Therapies, Inc. and Alexandria Real Estate Equities, Inc.

10.18(1)	Facility Lease dated December 7, 2000 between Xcyte Therapies, Inc. and Hibbs/Woodinville Associates, LLC.

10.19(1)	Amended and Restated 1996 Stock Option Plan.

10.20(4)	Form of Notice of Option Grant and Agreement for 1996 Stock Option Plan.

10.21(1)	2003 Stock Plan.

10.22(4)	Form of Notice of Stock Option Grant and Agreement for 2003 Stock Plan.

10.23(1)	2003 Employee Stock Purchase Plan.

10.24(4)	Amended and Restated 2003 Directors’ Stock Option Plan.

10.25(4)	Form of Notice of Stock Option Grant and Agreement for 2003 Directors’ Stock Option Plan.

10.26(1)†	License and Supply Agreement dated October 15, 1999 between Xcyte Therapies, Inc. and Diaclone S.A., as amended.

10.27(1)†	First Amendment to License and Supply Agreement dated August 15, 2000 between Xcyte Therapies, Inc. and Diaclone S.A., as amended.

10.28(1)†	Development and Supply Agreement dated August 1, 1999 between Xcyte Therapies, Inc. and Dynal S.A.

10.29(2)†	Amendment to Development and Supply Agreement dated March 26, 2004 between Xcyte Therapies, Inc. and Dynal S.A.

10.30(1)†	License Agreement dated July 8, 1998 between Xcyte Therapies, Inc. and Genetics Institute, Inc.

10.31(1)†	First Amendment to License Agreement dated April 10, 2003 between Xcyte Therapies, Inc. and Genetics Institute, Inc.

10.32(1)†	Non-Exclusive License Agreement dated October 20, 1999 between Xcyte Therapies, Inc. and the Fred Hutchinson Cancer Research Center, as amended.

10.33(1)†	Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.34(1)†	Amendment No. 1 dated January 10, 2001 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.35(1)†	Amendment No. 2 dated April 18, 2001 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.36(1)†	Amendment No. 3 dated August 26, 2002 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

EXHIBIT NUMBER	DESCRIPTION
10.37(1)†	Amendment No. 4 dated September 30, 2002 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.38(1)†	Amendment No. 5 dated August 5, 2003 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.39(4)†	Amendment No. 6 dated August 2, 2004 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.40(1)†	Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.41(1)†	Amendment No. 2 dated August 26, 2002 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.42(1)†	Amendment No. 3 dated August 5, 2003 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.43(4)†	Amendment No. 4 dated August 2, 2004 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.44(1)†	Collaboration Agreement dated November 14, 2003 between Xcyte Therapies, Inc. and Fresenius Biotech GmbH.

10.45(1)	Employment Agreement between Xcyte Therapies, Inc. and Mark Frohlich, M.D. dated as of August 27, 2001.

10.46(1)	Employment Agreement between Xcyte Therapies, Inc. and Joanna Lin Black, J.D. dated as of December 31, 2001.

10.47(1)	Employment Agreement between Xcyte Therapies, Inc. and Robert L. Kirkman dated as of January 15, 2004.

10.48(3)	Employment Agreement between Xcyte Therapies, Inc. and Larry Romel dated as of June 14, 2004.

10.49(2)	Xcyte Therapies, Inc. Code of Business Conduct and Ethics.

10.50(5)†	Amendment No. 7 dated October 7, 2004 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

10.51(5)†	Amendment No. 5 dated October 7, 2004 to the Services Agreement dated June 6, 2000 between Xcyte Therapies, Inc. and Lonza Biologics PLC.

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).

31.2	Certification of Principal Financial and Accounting Officer pursuant to Rule 13a-14(a).

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350.

(1)	Previously filed as an exhibit to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended, and incorporated herein by reference.
(2)	Previously filed as an exhibit to registrant’s quarterly report on Form 10-Q filed with the Commission on May 17, 2004.
(3)	Previously filed as an exhibit to registrant’s quarterly report on Form 10-Q filed with the Commission on August 16, 2004.

(4)	Previously filed as an exhibit to registrant’s registration statement on Form S-1, File No. 333-119585, originally filed with the Commission on October 7, 2004, as subsequently amended, and incorporated herein by reference.
(5)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on October 8, 2004.
(6)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on November 5, 2004.
(7)	Previously filed as an exhibit to registrant’s quarterly report on Form 10-Q filed with the Commission on November 15, 2004.
†	Certain information in these exhibits has been omitted and filed separately with the Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCYTE THERAPIES, INC.

By:	/s/ RONALD J. BERENSON
Ronald J. Berenson President and Chief Executive Officer

Date: March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

By:	/s/ RONALD J. BERENSON Ronald J. Berenson	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2005

By:	/s/ KATHI L. CORDOVA Kathi L. Cordova	Senior Vice President of Finance and Treasurer (Principal Financial and Accounting Officer)	March 31, 2005

By:	/s/ STEPHEN N. WERTHEIMER, M.M. Stephen N. Wertheimer, M.M.	Director	March 31, 2005

By:	/s/ JEAN DELEAGE, PH.D. Jean Deleage, Ph.D.	Director	March 31, 2005

By:	/s/ PETER LANGECKER, M.D., PH.D. Peter Langecker, M.D., Ph.D.	Director	March 31, 2005

By:	/s/ ROBERT T. NELSEN Robert T. Nelsen	Director	March 31, 2005

By:	/s/ ROBERT M. WILLIAMS, PH.D. Robert M. Williams, Ph.D.	Director	March 31, 2005

By:	/s/ DANIEL R. SPIEGELMAN Daniel R. Spiegelman	Director	March 31, 2005

By:	/s/ CHRISTOPHER S. HENNEY, PH.D. Christopher Henney, Ph.D.	Director	March 31, 2005

ANNEX G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-50626

XCYTE THERAPIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1707622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1124 Columbia Street, Suite 130

Seattle, Washington 98104

(Address of principal executive offices and zip code)

(206) 262-6200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

On November 7, 2005, the registrant had an aggregate of 19,672,393 shares of common stock issued and outstanding.

XCYTE THERAPIES, INC.

QUARTERLY REPORT ON FORM 10-Q

For the Quarter Ended September 30, 2005

Page
PART I.	FINANCIAL INFORMATION (UNAUDITED)

Item 1.	Financial Statements

	Condensed Balance Sheets as of September 30, 2005 and December 31, 2004	G-3

	Condensed Statements of Operations for the three-month and nine-month periods ended September 30, 2005 and 2004 and from inception (January 5, 1996) to September 30, 2005	G-4

	Condensed Statements of Cash Flows for the nine-month periods ended September 30, 2005 and 2004 and from inception (January 5, 1996) to September 30, 2005	G-5

	Notes to the Condensed Financial Statements	G-6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	G-16

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	G-35

Item 4.	Controls and Procedures	G-36

PART II.	OTHER INFORMATION

Item 6.	Exhibits	G-37

SIGNATURES		G-39

INDEX OF EXHIBITS

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

XCYTE THERAPIES, INC.

(a development stage company)

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2005	December 31, 2004
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$14,020	$13,897
Short-term investments	12,702	33,421
Prepaid expenses and other current assets	647	1,021

Total current assets	27,369	48,339
Property and equipment, net	1,877	6,208
Deposits and other assets	949	1,056

Total assets	$30,195	$55,603

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$882	$1,707
Accrued compensation and related benefits (including termination benefits of $705,000 at September 30, 2005)	828	665
Other accrued liabilities	478	417
Derivative liability	2,282	3,020
Other accrued restructuring charges	886	—
Current portion of deferred revenue	47	47
Current portion of equipment financings	2,987	1,556

Total current liabilities	8,390	7,412
Other accrued restructuring charges, less current portion	1,793	—
Deferred revenue, less current portion	727	762
Equipment financings, less current portion	1,027	2,678
Other liabilities	62	631
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value per share
Authorized—5,000,000 shares as of December 31, 2004 and September 30, 2005
Designated 6% convertible exchangeable—2,990,000 shares as of December 31, 2004 and September 30, 2005
Issued and outstanding—2,046,813 and 2,079,813 shares as of September 30, 2005 and December 31, 2004, respectively
Aggregate preference in liquidation—$20,673 at September 30, 2005	2	2
Common stock, par value $0.001 per share
Authorized—100,000,000 shares as of December 31, 2004 and September 30, 2005
Issued and outstanding—19,672,393 and 19,498,256 as of September 30, 2005 and December 31, 2004, respectively	19	19
Additional paid-in capital	170,540	171,708
Deferred stock compensation	(329)	(1,417)
Accumulated other comprehensive loss	(23)	(9)
Deficit accumulated during the development stage	(152,013)	(126,183)

Total stockholders’ equity	$18,196	$44,120

Total liabilities and stockholders’ equity	$30,195	$55,603

See the accompanying notes to these condensed financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,		Period from inception (January 5, 1996) to September 30, 2005
	2005	2004	2005	2004
Revenue:
License fee	$11	$11	$35	$23	$170
Collaborative agreement	—	2	4	26	201
Government grant	—	—	—	—	144

Total revenue	11	13	39	49	515
Operating expenses:
Research and development, including termination benefits in 2005	3,687	5,125	13,549	13,726	100,072
General and administrative, including termination benefits in 2005	2,557	1,750	6,135	5,047	34,462
Provision for asset impairment and other restructuring costs	6,454	—	6,454	—	6,454

Total operating expenses	12,698	6,875	26,138	18,773	140,988

Loss from operations	(12,687)	(6,862)	(26,099)	(18,724)	(140,473)
Other income (expense):
Interest income	245	99	756	247	4,649
Interest expense	(87)	(67)	(242)	(12,723)	(15,022)
Change in valuation of derivative	(107)	—	(240)	—	(967)
Gain (loss) on sale of equipment	(8)	—	(5)	—	(200)

Other income (expense), net	43	32	269	(12,476)	(11,540)

Net loss	(12,644)	(6,830)	(25,830)	(31,200)	(152,013)
Accretion of preferred stock	—	—	—	(8,973)	(25,385)

Net loss applicable to common stockholders	$(12,644)	$(6,830)	$(25,830)	$(40,173)	$(177,398)

Basic and diluted net loss per common share	$(0.64)	$(0.46)	$(1.31)	$(3.65)

Shares used in computation of basic and diluted net loss per common share	19,669,516	14,806,563	19,642,690	11,007,122

See the accompanying notes to these condensed financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Nine months ended September 30,		Period from inception (January 5, 1996) to September 30, 2005
	2005	2004
Cash flows from operating activities
Net loss	$(25,830)	$(31,200)	$(152,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash research and development expense for technology licenses	—	—	1,716
Amortization of investment premiums, net	380	342	986
Non-cash stock compensation expense (reversal), net	(149)	1,804	9,844
Non-cash interest expense	28	12,547	13,090
Non-cash rent expense from issuance of warrants	26	26	162
Change in valuation of derivative	240	—	967
Depreciation and amortization	1,054	712	6,751
Provision for asset impairment and other restructuring costs	6,454	—	6,454
Loss on sale of property and equipment	5	—	200
Changes in assets and liabilities:
Decrease (increase) in prepaid expenses and other current assets	395	(522)	(812)
Decrease (increase) in deposits and other assets	(95)	596	(794)
Increase (decrease) in accounts payable	(825)	1,208	882
Increase in accrued liabilities	171	823	2,869

Net cash used in operating activities	(18,146)	(13,664)	(109,698)

Cash flows from investing activities
Purchases of property and equipment	(900)	(3,658)	(12,264)
Proceeds from sale of property and equipment	—	—	64
Net cash acquired in acquisition	—	—	437
Purchases of investments available-for-sale	(52,191)	(54,623)	(195,507)
Purchases of investments held-to-maturity	—	—	(17,732)
Proceeds from maturities of investments available-for-sale	72,516	42,075	194,382
Proceeds from maturities of investments held-to-maturity	—	—	5,145

Net cash provided by (used in) investing activities	19,425	(16,206)	(25,475)

Cash flows from financing activities
Net proceeds from issuances of preferred stock	—	—	103,042
Net proceeds from issuances of common stock	—	29,700	29,700
Net proceeds from issuances of convertible promissory notes	—	—	12,660
Common stock repurchased	—	—	(3)
Proceeds from stock options and warrants exercised	—	69	591
Proceeds from issuances of common stock in connection with employee stock purchase plan	6	—	16
Payment of preferred stock dividends	(914)	—	(914)
Proceeds from equipment financings	1,129	2,496	10,810
Principal payments on equipment financings	(1,377)	(878)	(6,709)

Net cash provided by (used in) financing activities	(1,156)	31,387	149,193

Net increase in cash and cash equivalents	123	1,517	14,020
Cash and cash equivalents at beginning of period	13,897	2,241	—

Cash and cash equivalents at end of period	$14,020	$3,758	$14,020

Non-cash investing and financing activities
Common stock issued for acquisition	$—	$—	$330
Preferred stock issued for acquisition	$—	$—	$579
Preferred stock warrants issued for acquisition	$—	$—	$330
Preferred stock warrants issued in connection with equipment financing	$—	$—	$298
Preferred stock warrants issued in connection with lease	$—	$—	$340
Preferred stock warrants issued in preferred stock financing	$—	$—	$48
Issuance of common stock warrants and beneficial conversion in preferred stock	$—	$—	$25,385
Accretion of preferred stock	$—	$(8,973)	$(25,385)
Conversion of redeemable convertible preferred stock and warrants into common stock and warrants	$—	$76,043	$76,043
Conversion of promissory notes and accrued interest into common stock	$—	$13,065	$13,065
Common stock issued in satisfaction of make-whole payments upon conversion of preferred stock	$63	$—	$1,785

See the accompanying notes to these condensed financial statements.

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements

(Unaudited)

1. Organization and financial statement presentation

Organization

Xcyte Therapies, Inc. (the Company), a development stage enterprise, operates in one business segment, and until third quarter 2005, was actively developing products based on T cell activation to treat infectious diseases and other medical conditions associated with compromised immune systems. As a development stage enterprise, substantially all efforts of the Company to date have been devoted to performing research and experimentation, conducting clinical trials, developing and acquiring intellectual properties, raising capital and recruiting and training personnel. In July 2005 the Company announced a plan to evaluate its strategic alternatives. In conjunction with this plan, the Company also announced its decision to discontinue the clinical development of its products.

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the accompanying balance sheets and related interim statements of operations and cash flows reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial statements in conformity with U.S. GAAP. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period. Further, the preparation of financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

The financial statements and related disclosures have been prepared with the assumption that users of the interim financial statements have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2004, contained in the annual report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 2005. The condensed balance sheet at December 31, 2004 has been derived from the audited financial statements at that date.

The Company has incurred operating losses and negative cash flows from operations since inception. As of September 30, 2005, the Company had net working capital of $19.0 million and had an accumulated deficit of $152.0 million with total stockholders’ equity of $18.2 million. These consolidated financial statements have been prepared in accordance with U.S. GAAP, assuming that the Company will continue as a going concern.

Our common stock and preferred stock trade on the Nasdaq National Market, which has certain compliance requirements for continued listing, including a requirement that our common stock and preferred stock each have a minimum bid price of $1.00 per share. On June 6, 2005, we received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of our common stock had closed below the minimum $1.00 per share requirement and, as a result, our common stock no longer complied with Nasdaq’s continued listing criteria. The letter stated that the Company would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance, anytime before December 5, 2005, the bid price of our common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days. As of the date of this report, our common stock has not regained compliance with Nasdaq’s continued listing criteria.

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

In July 2005 the Company announced a plan to evaluate its strategic alternatives. In conjunction with this plan, the Company also announced its decision to discontinue the clinical development of its products. As a result of this decision, the Company has further reduced its workforce during the third quarter of 2005. As of September 30, 2005, there were ten remaining employees.

The Company has determined that its decision to discontinue clinical operations, along with other changes in circumstances during the third quarter, represent indicators of impairment of its long-lived assets. Upon further evaluation, the Company determined that the carrying value of a significant part of its fixed assets was not recoverable, and has recorded an impairment charge to reduce the carrying value of its long-lived assets to their estimated fair values during the third quarter 2005. This impairment charge includes the write-off of leasehold improvements capitalized with respect to the Company’s manufacturing facility in Bothell, Washington that the Company ceased use of during the third quarter of 2005. In addition, the Company recorded a restructuring charge during the third quarter of 2005 based on the estimated fair value of the estimated net lease liabilities remaining after the Company ceased use of its manufacturing facility. In October 2005, the Company obtained approval from the Board of Directors to sell the majority of its fixed assets, primarily lab equipment, and repay the related capital leases with various third parties.

While management believes that current cash, cash equivalents, and short-term investment balances, as well as any cash provided by future sales of our fixed assets, will provide adequate resources to fund operations at least until third quarter 2006, this may not be the case. This estimate does not include any costs that may be associated with completing any strategic alternatives currently being considered by the Company. The Company is actively exploring various strategic alternatives, including, but not limited to, mergers, acquisitions, the sale of assets and out-licensing opportunities. Pending the outcome of the Company’s review of strategic alternatives or any definitive decisions to close or liquidate the business, the Company will continue to prepare its financial statements on the assumption that it will continue as a going concern. As such, the financial statements do not include any adjustments, other than the impairment charge, severance and retention expenses, and other restructuring charges as noted herein, to reflect possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from liquidity uncertainty or any future decisions made with respect to the Company’s strategic alternatives.

2. Summary of significant accounting policies

The significant accounting policies used in the preparation of our consolidated financial statements are disclosed in our Annual Report on Form 10-K for the year ended December 31, 2004. Additional significant accounting policies for fiscal year 2005 are disclosed below.

Long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews the carrying value and fair value of its long-lived assets whenever events or changes in circumstances indicate that there may be impairment in value. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Long-lived assets to be held and used, including assets to be disposed of other than by sale, for which the carrying amount is not recoverable are adjusted to their estimated fair value at the date an impairment is indicated, which establishes a new basis for the assets for depreciation purposes. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

Accrued Restructuring Charges

The Company applies the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” as it relates to one-time termination benefits and other exit costs, such as the lease obligations related to its facilities in Bothell, Washington. As a result, in addition to charges recorded upon the termination of its employees, the Company has recorded restructuring charges based on the estimated net lease liabilities remaining after the Company ceased used of the facility in the third quarter of 2005. Accrued restructuring charges, and in particular, those charges associated with exiting a facility, are subject to many assumptions and estimates. Under SFAS No. 146, an accrued liability for lease termination costs is initially measured at fair value, based on the remaining lease payments due under the lease and other costs, reduced by estimates of sublease rental income that could be reasonably obtained from the property, and discounted using a credit-adjusted risk-free interest rate. The Company used a credit adjusted risk-free annual interest rate of 7.8%. The assumptions used to estimate sublease rental income, the period of time to execute a sublease and the costs and concessions necessary to enter into a sublease, significantly impact the accrual and may differ from what actually occurs in the future. The Company reviews these estimates periodically and adjusts the accrual if necessary.

Other comprehensive income (loss)

Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). The Company’s only other comprehensive income (loss) is its unrealized gain (loss) on investments. Total comprehensive loss was $12,648 and $6,802 for the three months ended September 30, 2005 and 2004, respectively. Comprehensive loss totaled $25,844 and $31,227 for the nine months ended September 30, 2005 and 2004, respectively.

Stock-based compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options granted to employees. Accordingly, employee stock-based compensation expense is recognized based on the intrinsic value of the option at the date of grant.

As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not, in management’s opinion, necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

All of the options granted during the three-month and nine-month periods ended September 30, 2005 and 2004 expire after ten years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results for options granted during the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Weighted average risk free interest rate	4.00%	5.00%	4.00%	5.00%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	82%	80%	82%	80%
Expected life (in years)	4.0	4.0	4.0	4.0
Weighted average fair value	$0.00	$2.60	$0.78	$5.64

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows (in thousands, other than per share information):

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net loss applicable to common stockholders, as reported	$(12,644)	$(6,830)	$(25,830)	$(40,173)
Add: Employee stock-based compensation, net as reported	(457)	576	(161)	1,753
Deduct: Stock-based compensation determined under the fair value method, net	660	(816)	(40)	(2,336)

Pro forma net loss	$(12,441)	$(7,070)	$(26,031)	$(40,756)
Basic and diluted pro forma net loss per share	$(0.63)	$(0.48)	$(1.33)	$(3.70)

Stock options granted to non-employees are recorded using the fair value approach in accordance with SFAS 123 and Emerging Issues Task Force Consensus (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18). The options to non-employees are subject to periodic revaluation over their vesting terms.

Deferred stock-based compensation includes the intrinsic value of stock options granted that is recorded when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. Deferred stock-based compensation is amortized over the vesting period of the underlying option using the graded-vesting method. In addition to the scheduled amortization of deferred compensation, net of reversals for forfeitures due to terminations, of $161,000 (reversal) and $457,000 (reversal) during the three months and nine months ended September 2005, deferred compensation decreased $848,000 and $1,249,000 for the three and nine months ended September 2005 in connection with employee forfeitures as a result of the Company’s restructuring activities.

Net loss per share

Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Common stock equivalents, including convertible exchangeable preferred stock, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, convertible promissory notes, common stock warrants and outstanding stock options are excluded from the calculation of diluted net loss per share because all securities are antidilutive for the periods presented. As of September 30, 2005 and 2004, the total number of shares excluded from the calculations of diluted net loss per common share was 10,175,978 and 1,056,149, respectively.

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

Recent accounting pronouncements

In December 2004, the FASB issued SFAS 123R, Share-Based Payment. SFAS 123R establishes standards for the accounting for transactions in which an entity receives employee services in exchange for the entity’s equity instruments or liabilities that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective in the first fiscal year beginning after June 15, 2005 and will become effective for the Company beginning with the first quarter of 2006. The impact that the adoption of this statement will have on the Company’s financial position and results of operations may be material. The impact will be determined by share-based payments granted in future periods, as well as the fair value model and assumptions the Company will choose, which have not been finalized yet.

3. Redeemable convertible preferred stock

Accretion of preferred stock

In connection with the conversion of the Company’s Series E and Series F redeemable convertible preferred stock into common stock upon the closing of the initial public offering in March 2004, the Company recognized $9.0 million of preferred stock accretion associated with the remaining discount on the preferred stock which had not previously been recognized.

4. Convertible exchangeable preferred stock

In January 2005, the Company’s Board of Directors declared a quarterly dividend in the amount of $0.1467 per share of preferred stock, which was paid on February 1, 2005, to the holders of record as of the close of business on January 21, 2005. This quarterly dividend distribution totaled $300,000. In April 2005, the Company’s Board of Directors declared a quarterly dividend in the amount of $0.15 per share of preferred stock, which was paid on May 2, 2005, to the holders of record as of the close of business on April 22, 2005. This quarterly dividend distribution totaled $307,000. In July 2005, the Company’s Board of Directors declared a quarterly dividend in the amount of $0.15 per share of preferred stock, which was paid on August 1, 2005, to the holders of record as of the close of business on July 22, 2005. This quarterly dividend distribution totaled $307,000. In October 2005, the Company’s Board of Directors declared a quarterly dividend in the amount of $0.15 per share of preferred stock, which was paid on November 1, 2005, to the holders of record as of the close of business on October 21, 2005. This quarterly dividend distribution totaled $307,000.

In the first quarter of 2005, holders voluntarily converted 33,000 shares of preferred stock into 140,425 shares of common stock. In connection with these conversions, the Company issued 26,216 shares of common stock to converting holders in satisfaction of the required dividend make-whole payments.

In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments (SFAS 133), the Company is required to separate and account for, as an embedded derivative, the dividend make-whole payment feature of the preferred stock offering. As an embedded derivative instrument, the dividend make-whole payment feature must be measured at fair value and reflected as a liability. Changes in the fair value of the derivative are recognized in earnings as a component of other income (expense). The Company determined the fair value of the dividend make-whole payment feature to be $3.0 million at December 31, 2004. The carrying value of this derivative was reduced by $977,000 during the first half of 2005, based on cash

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

dividends paid and the fair value of common stock issued as dividend make-whole payments pursuant to voluntary holder conversions during this period. At September 30, 2005, the derivative liability was valued at $2.3 million, resulting in the recognition of $107,000 and $240,000 as other expense for the three and nine months ended September 30, 2005, respectively.

5. Common stock

Initial public offering

On March 19, 2004, the Company completed an initial public offering, which, after deducting underwriting discounts and offering-related expenses, resulted in net proceeds to the Company of approximately $29.7 million and issuance by the Company of 4,200,000 shares of common stock. In connection with the initial public offering, all of the outstanding shares of the Company’s redeemable convertible preferred stock and all of its outstanding convertible promissory notes, including interest accrued thereon through the closing date of the offering, were converted into 6,781,814 and 1,357,357 shares of common stock, respectively. Concurrent with the initial public offering, certain warrants were converted into common stock through payment of cash and exercises, resulting in the issuance of 896,235 shares of common stock. In addition, the Company filed an Amended and Restated Certificate of Incorporation to amend the number of authorized shares of common stock to 100,000,000 and the authorized shares of preferred stock to 5,000,000.

6. Stock Plans

2003 Stock Plan

In January 2005, the Board of Directors approved an amendment of the 2003 Stock Plan (the 2003 Plan), which became effective in June 2005 after stockholder approval, to increase the number of shares of common stock authorized for issuance under the 2003 Plan by 400,000 shares, to a total of 1,145,453 shares. In March 2005, the Board of Directors approved another amendment of the 2003 Plan, which became effective in June 2005 after stockholder approval, to increase the number of shares of common stock authorized for issuance under the 2003 Plan by an additional 200,000 shares, to a total of 1,345,453 shares. As of September 30, 2005, options covering an aggregate of 862,603 shares of common stock had been granted under the 2003 Plan, and 91,188 shares of common stock remained available for future grant under the 2003 Plan.

In the first quarter of 2005, the Board of Directors approved option grants totaling 262,500 shares of common stock to the Company’s executive officers, which vest upon the meeting of certain Company milestones, or 100% of such options vest upon the four-year anniversary of the date of grant if such milestones are not met earlier. This milestones-based vesting provides that 50% of the shares vest based on certain clinical trial-related goals, 25% of the shares vest based on the consummation of certain corporate transactions, and 25% of the shares vest based on the achievement of FDA-related goals. For purposes of pro forma disclosure, the estimated fair value of the options will initially be amortized to expense over the four-year vesting period using the straight-line method. This amortization to expense will be accelerated, as necessary, based on the achievement of the milestones. As of September 30, 2005, none of the specified milestones had been achieved.

7. Accrued Restructuring Charges

Termination benefits

As a result of strategic decisions, since March 2005 the Company restructured its operations and reduced its workforce by 89 employees and recorded charges consisting of severance, benefits, and outplacement services of $1.8 million and $2.5 million for the three and nine months ended September 30, 2005, respectively. As of

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

September 30, 2005, approximately $705,000 remains to be paid and is recorded in accrued compensation and benefits. These restructuring expenses and related liability as of September 30, 2005 include retention and severances benefits for the ten remaining employees of the Company, and are considered to be estimable and probable as of September 30, 2005. Additionally, the Company paid vacation benefits to terminated employees, excluded from the restructuring charges and included in operating expenses in prior periods, totaling approximately $257,000 for the nine months ended September 30, 2005. During first quarter 2005, the Company decided to limit clinical development to a planned Phase II/III clinical trial in chronic lymphocytic leukemia (CLL) and a planned Phase I/II trial in HIV. During the second quarter of 2005, the Company further updated their clinical development plans and decided to focus research and development efforts on HIV and to discontinue the planned Phase II/III clinical trial in CLL due primarily to delays and uncertainties regarding the Company’s ability to reach agreement with the United States Food and Drug Administration on a clinical trial protocol that would be feasible and affordable for the Company to pursue. On July 5, 2005, the Company announced its decision to implement a plan to identify and evaluate its strategic alternatives. In connection with this decision, the Company has taken a number of actions to reduce its operating expenses and conserve its cash, including the discontinuation of all clinical trial activity and further reductions in workforce.

Lease restructuring charges

In connection with the Company’s decision to discontinue clinical trials, to pursue plans to identify and evaluate strategic options, and to implement cost reduction measures during third quarter 2005, the Company ceased utilization of its Bothell, Washington manufacturing facility in September 2005 and has been marketing the facility for a sublease tenant. As a result, the Company is no longer receiving any economic benefit related to the lease of the facility. Accordingly, the Company recognized a restructuring charge of $2.3 million, equal to $2.7 million related to the estimated fair value of the liability remaining under this leased manufacturing facility plus $176,000 related to remaining deferred charges for warrants issued in connection with renting the Bothell facility, net of the reversal of the related deferred rent liability of $552,000. The liability is computed as the present value of the difference between the remaining lease payments due less the estimate of net sublease income and expenses. Under the current terms of the lease, the Company’s payment obligations expire December 1, 2010. Market conditions for subleasing space in Bothell are currently considered poor primarily due to overabundance of available space. Accretion expense related to the liability will be recorded commencing in October 2005. This represents the Company’s best estimate at the time of the fair value of the liability as determined under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Subsequent changes in the liability due to accretion, or changes in estimates of sublease assumptions, etc. will be recognized as adjustments to restructuring charges in future periods.

The tables below present the total estimated restructuring and exit charges and a reconciliation of the associated liability:

	Three Months Ended September 30, 2005 (in thousands)
	Workforce Reduction and Retention Costs	Facility Related Costs	Total
Balance at June 30, 2005	$41	$—	$41
Charges	1,824	2,303	4,127
Adjustment for lease-related deferred expenses and liabilities	—	376	376
Cash Payments	(1,160)	—	(1,160)

Balance at September 30, 2005	705	$2,679	$3,384

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

	Nine Months Ended September 30, 2005 (in thousands)
	Workforce Reduction and Retention Costs	Facility Related Costs	Total
Balance at December 31, 2004	$—	$—	$—
Charges	2,466	2,303	4,769
Adjustment of lease-related deferred expenses and liabilities	—	376	376
Cash Payments	(1,761)	—	(1,761)

Balance at September 30, 2005	$705	$2,679	$3,384

The Company continues to accrue certain additional severance and retention costs under its retention plans and employment agreements and expects to have potential future obligations that would oblige the Company to pay up to approximately $154,000 of retention costs and $175,000 of severance benefits, in addition to amounts accrued as of September 30, 2005. These additional amounts are estimated through March of 2006, and are dependent on the contingencies inherent in these agreements.

The Company records payments of rent related to the Bothell facility as a reduction in the amount of the accrued restructuring liability. Accretion expense is recognized due to the passage of time, which is also reflected as a restructuring charge. Based on our current projections of estimated sublease income, the Company expects to record additional accretion expense of approximately $540,000 over the term of the lease.

Total provision for asset impairment charges and restructuring costs recognized in operations for the three and nine months ended September 30, 2005 are as follows:

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
	(in thousands)
Workforce Reduction and Retention Costs
Expense classification:
General and administrative expenses	731	808
Research and development expenses	1,093	1,658

Total	$1,824	$2,466

Provision for Asset Impairment and Other Restructuring Costs:
Facility Related Costs:
Fair value of net lease obligation	$2,679	$2,679
Adjustment for lease-related deferred expenses and liabilities	(376)	(376)

Facility related costs, net	$2,303	$2,303
Asset Impairment Loss	$4,151	$4,151

Total Provision for Asset Impairment and Other Restructuring Costs:	$6,454	$6,454

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

8. Provision For Asset Impairment

Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers unfavorable changes in the extent or manner in which its long-lived assets are utilized, unfavorable changes in market conditions and adverse changes in legal factors and business climate to be its main indicators of impairment or indicators that other alternatives would be more appropriate. Where indicators are present, such as unfavorable changes in the manner in which the long-lived assets are utilized, the carrying values of assets are compared to the estimated future undiscounted cash flows and if the undiscounted cash flows do not exceed the carrying value, impairment is deemed to exist. Assets are then written down to their estimated fair value. Our long-lived assets are grouped together as one asset group as it is considered to be the lowest level in which cash flows are considered to be largely independent.

In July 2005 the Company recognized an asset impairment loss of $4.2 million on certain facilities and equipment resulting from the Company’s decisions to reduce staff Company-wide, the Company’s decision to discontinue clinical trials, and plans to identify and evaluate strategic options. The loss on the equipment at the Bothell and Seattle, Washington locations were determined based on estimates of potential sales values of used equipment. In addition, the leasehold improvements at the Bothell, Washington manufacturing facility have been written-off completely as it was determined that the leasehold improvements had no fair value due to the inability to sell the assets separate from the facility and the difficulty in subleasing the space. These impairment charges established new cost bases for the impaired assets.

The following table summarizes information related to the impairment charges (in thousands):

Description	Asset Impairment Loss Recognized	Post Impairment Carrying Value
Equipment	$1,714	$1,170
Computer Equipment and Software	—	338
Furniture and Fixtures	161	123
Leasehold Improvements	2,276	246

Total	$4,151	$1,877

Subsequent to September 30, 2005, the Company adopted a plan to sell laboratory and other equipment. The Company expects to sell the majority of the remaining long-lived assets during fourth quarter 2005. The actual sale of the long-lived assets may result in a gain or loss on the sale of assets, as the impairment charges recorded were based on estimates of fair value at that time, which may be different than amounts realized upon sale. In addition, the Company is evaluating its strategic alternatives, and future actions may result in further impairment charges relating to its remaining long-lived assets.

9. Subsequent Events

At September 30, 2005, the Company had a liability totaling $4.0 million due to two creditors with respect to financing certain equipment purchases. During October 2005, the Company decided to prepay its obligations in connection with equipment financing in order to remove the creditors’ security interests in the equipment and to provide flexibility in connection with the Company’s review of its strategic options. On October 24, 2005, the

XCYTE THERAPIES, INC.

(a development stage company)

Notes to the Condensed Financial Statements (contd)

(Unaudited)

Company paid $1.8 million to Oxford Finance Corporation (“Oxford”) in satisfaction of its obligations under the Master Security Agreement dated July 1, 2003 between the Company and Oxford. On October 31, 2005, the Company paid $2.2 million to General Electric Corporation (“GE”) in satisfaction of its obligations under the Master Security Agreement between the Company and GE dated May 1, 2000. The respective security interests in certain equipment held by Oxford and GE have been released and deposits totaling $315,000 have been remitted to the Company.

The Company has reclassified the long-term portion of the GE equipment financing to current portion of equipment financing at September 30, 2005 as the debt could be considered to be callable by GE under the terms of the underlying Agreement.

Additionally, in contemplation of various strategic alternatives, in October 2005 we entered into agreements with our Acting President and Chief Executive Officer and our Chairman of the Board to pay $400,000 in bonuses upon the consummation of a merger, acquisition or change of control.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto.

In addition to historical information, this Quarterly Report on Form 10-Q contains forward-looking statements, including statements regarding product plans and investing activities, our reduction in force, our clinical development and decision to discontinue clinical development, and our evaluation of strategic alternatives, in each case, that involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to those discussed in the section entitled “Important Factors That May Affect Our Business, Results of Operations and Stock Price.” You should carefully review the risks described herein and in other documents we file from time to time with the Securities and Exchange Commission, including the Annual Report on Form 10-K filed by us in March 2005 and other Quarterly Reports on Form 10-Q filed by us in fiscal 2005. When used in this report, the words “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Quarterly Report on Form 10-Q. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document. We caution our investors that our business and financial performance are subject to substantial risks and uncertainties.

Overview

From our inception in 1996 until early July 2005, we devoted substantially all of our efforts to the research and development of therapeutic products designed to enhance the body’s natural immune responses to treat infectious diseases and other medical conditions associated with weakened immune systems. We derived our therapeutic products from a patient’s own T cells, which are cells of the immune system that orchestrate immune responses and can detect and eliminate cancer cells and infected cells in the body. We used our patented and proprietary Xcellerate Technology to generate activated T cells, which we call Xcellerated T Cells, from blood that was collected from the patient. Activated T cells are T cells that have been stimulated to carry out immune functions. Our Xcellerate Technology was designed to rapidly activate and expand the patient’s T cells outside of the body in a process that employs magnetic beads densely covered with two monoclonal antibodies. These Xcellerated T Cells were then administered to the patient.

We have incurred significant losses since our inception. As of September 30, 2005, our deficit accumulated during the development stage was $152.0 million. Our operating expenses consist of research and development expenses and general and administrative expenses.

We have recognized revenues from inception through September 30, 2005 of approximately $515,000 from license fees, payments under a collaborative agreement and income from a National Institutes of Health Phase I Small Business Innovation Research, or SBIR, grant in chronic lymphocytic leukemia. We currently do not market any products and we do not expect to have any product sales or royalty revenue in the foreseeable future. Our net losses are a result of research and development and general and administrative expenses incurred to support our operations.

On July 5, 2005, we announced that we were exploring various strategic alternatives and that we had retained SG Cowen & Co. as our financial advisor to assist the Company during this process. In connection with our ongoing evaluation of our strategic alternatives, on July 8, 2005, our Board of Directors approved a workforce reduction plan that resulted in a reduction of our workforce by approximately 49%, to 34 employees. Such reduction in force was completed by July 15, 2005. Additionally, further workforce reductions were completed during August and September 2005. As a result, there were ten remaining employees as of September 30, 2005.

In connection with its workforce reduction and the Company’s plan to evaluate its strategic alternatives, the Company also announced its decision to discontinue the clinical development of its products. The Company has taken a number of actions to reduce its operating expenses and conserve its cash, including the discontinuation of all clinical trial activity. The Company is actively exploring various strategic alternatives, including, but not limited to mergers, acquisitions, the sale of assets and out-licensing opportunities.

In connection with the discontinuation of all clinical trial activity, the Company determined that its long-lived assets should be tested for recoverability. Upon further evaluation, the Company determined that the carrying value of a significant part of its long-lived assets was not recoverable, and an impairment charge totaling $4.2 million was recorded to reduce the carrying value of long-lived assets to their estimated fair values during third quarter 2005. Additionally, the Company ceased use of its Bothell, Washington manufacturing facility during third quarter 2005 and has recorded restructuring charges comprised of $2.3 million, comprised of $2.7 million related to the estimated fair value of remaining operating lease obligations, net of expected sublease income and $176,000 of deferred charges related to the warrants issued in connection with leasing the Bothell facility, offset by $552,000 associated with the reversal of the related deferred rent liability.

In October 2005, the Board of Directors authorized management to negotiate and consummate the sale, transfer or assignment of the majority of the fixed assets held as of September 30, 2005. In connection with this authorization, the Board of Directors approved the repayment of the outstanding equipment financing obligations to third parties. Both of these actions are considered to provide additional flexibility in the Company’s strategic alternatives. Pending the outcome of the Company’s review of strategic alternatives and any definitive decisions to close or liquidate the business, the Company will continue to prepare its financial statements on the assumption that it will continue as a going concern. As such, the financial statements do not include any adjustments, other than the impairment charge, severance and retention expenses, and other restructuring charges as noted herein, to reflect possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from liquidity uncertainties or any future decisions made with respect to the Company’s strategic alternatives.

There can be no assurance that any transaction or other corporate action will result from our exploration of strategic alternatives. Further, there can be no assurance concerning the type, form, structure, nature, results, timing or terms and conditions of any such potential action, even if such an action does result from this exploration.

Estimated Restructuring Charges Associated with the Reorganization of our Operations

We have applied the provisions of Statement of Financial Accounting Standards No. 146, or SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” as it relates to one-time termination benefits and other exit costs, such as the lease obligations related to our facility in Bothell, Washington and we have recorded termination benefits, as well as other restructuring charges based on the estimated fair value of the net lease liability on the related operating lease. Accrued restructuring charges, and in particular, those charges associated with exiting a facility, are subject to many assumptions and estimates. Under SFAS No. 146, an accrued liability for lease termination costs is initially measured at fair value, based on the remaining lease payments due under the lease and other costs, reduced by estimates of sublease rental income that could be reasonably obtained from the property, and discounted using a credit-adjusted risk-free interest rate. The assumptions to estimate sublease rental income and the period of time and concessions necessary to enter into a sublease significantly impact the accrual and may differ from what actually occurs. We review these estimates and adjust the accrual if necessary. These changes can be material.

Research and Development

To date, our research and development expenses have consisted primarily of costs incurred for drug discovery and research, preclinical development, clinical trials and regulatory activities. Research and development activity-related costs include:

•	payroll and personnel-related expenses;

•	clinical trial and regulatory-related costs;

•	laboratory supplies;

•	contractual costs associated with developing antibodies and beads;

•	technology license costs;

•	rent and facility expenses for our laboratory and cGMP-grade manufacturing facilities; and

•	scientific consulting fees.

Our research and development efforts to date have primarily focused on the development of our proprietary Xcellerate Technology and Xcellerated T Cells. From inception through September 30, 2005, we incurred research and development expenses of approximately $100.1 million, substantially all of which relate to the research and development of this technology.

We reduced our workforce in March 2005 and May 2005 as a result of our previous initial decisions to limit clinical development to a planned Phase I/II trial in HIV and to discontinue clinical development of a planned Phase II/III clinical trial in CLL due primarily to delays and uncertainties regarding our ability to reach agreement with the FDA on a CLL clinical trial protocol that would be feasible and affordable for us to pursue. We further reduced our workforce in July 2005 and August 2005 in connection with our decision to discontinue all clinical trial activities and our efforts to reduce our operating expenses and conserve cash as we investigate strategic alternatives.

The actions to discontinue our plans for further clinical development are expected to reduce our research and development expenses while we evaluate our strategic alternatives; however, there can be no assurances that we will not incur additional research and development expenses as a result of any transaction or other corporate action that may result from our exploration of strategic alternatives.

General and Administrative Expenses

Our general and administrative expenses are costs associated with supporting our operations, including payroll and personnel-related expenses and professional fees. In addition, rent and facility expenses for our administrative office area and other general office support activities are also included in our general and administrative expenses.

Results of Operations

Three Months Ended September 30, 2005 and 2004

Revenue

Revenue was approximately $11,000 and $13,000 for the three months ended September 30, 2005 and 2004, respectively. This primarily consisted of revenue recognized related to the amortization of license fees received.

Research and Development

Research and development expenses represented approximately 29% and 75% of our operating expenses for the three-month periods ended September 30, 2005 and 2004, respectively. Research and development expenses decreased 28% to $3.7 million during the three months ended September 30, 2005 as compared to the same period in 2004. The decrease was due primarily to decreases in lab supplies, deferred compensation, clinical trial costs, and consulting, partially offset by an increase in antibody production. As of September 30, 2005 we had one remaining employees in research and development and clinical development operations compared to 83 employees in research and development and clinical development operations as of September 30, 2004. However, the average number of employees was higher for the third quarter of 2005 prior to our reductions in force in July and August 2005. These reductions in force were a result of our decision to discontinue clinical trials altogether and pursue investigation of strategic alternatives. The vast majority of these reductions affected employees in research and development and clinical development operations. The overall increase in salary and other personnel-related expenses for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004 totaled approximately $160,000, which increased the total to $1.7 million. Approximately $1.1 million in salary and other personnel-related expenses is related to the termination benefits associated with the restructuring and reductions in workforce. In addition, our non-cash stock compensation expense decreased $638,000 due in part to forfeitures of unvested stock options resulting in a reversal of expense related to employee terminations during the three months ended September 30, 2005 as compared to the three months ended September 30, 2004.

We anticipate that research and development expenses will decrease in the foreseeable future as our research, development and clinical trial activities have been discontinued.

General and Administrative

General and administrative expenses represented approximately 20% and 25% of our operating expenses for the three-month periods ended September 30, 2005 and 2004, respectively. General and administrative expenses increased 46% from $1.8 million for the three months ended September 30, 2004 to $2.6 million for the three months ended September 30, 2005. The increase was due primarily to salary and other personnel related expenses, which increased from $400,000 for the three months ended September 30, 2004 to $1,079,000 for the three months ended September 30, 2005. Approximately $731,000 of the salary and personnel related expenses is due to severance and retention charges which have either been paid or accrued as of September 30, 2005. Depreciation and amortization and consulting expenses have increased $379,000 and $172,000, respectively for the three months ended September 30, 2005 as compared to the similar period in the prior year. Depreciation expense increased during the period due to the capitalization of significant assets during the latter part of 2004 in preparation for the next phase of clinical trials in the Bothell, Washington manufacturing facility. As clinical trials were discontinued in July 2005, the long lived assets and related depreciation and amortization are now considered general and administrative. These increases are offset by a $403,000 decrease related to non cash stock compensation expense due to forfeitures of unvested stock options resulting in a reversal of expense related to employee terminations for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004.

We anticipate that general and administrative expenses will decrease in the foreseeable future, except for consideration of potential costs associated with our pursuit of strategic alternatives.

Provision for Asset Impairment and Restructuring

The provision for asset impairment and restructuring represented approximately 51% of our operating expenses for the three months ended September 30, 2005. There were no similar charges in the three months ended September 30, 2004. During third quarter 2005, the Company recognized an asset impairment loss of $4.2 million on certain facilities and equipment resulting from the Company’s decisions to reduce staff Company wide, the Company’s decision to discontinue clinical trials, and plans to identify and evaluate strategic options. The impairment charge was determined based on estimates of potential sales values of used equipment. In addition, the leasehold improvements at the Bothell, Washington manufacturing facility have been written-off as clinical trials have been discontinued and the Company has ceased utilizing the facility during the quarter. These impairment charges established new cost bases for the impaired assets. In connection with exiting the Bothell manufacturing facility, the Company has applied the provisions of Statement of Financial Accounting Standards No. 146, or SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and we have also recorded restructuring charges on the related operating lease. The restructuring charge of $2.3 million is comprised of $2.7 million to account for the estimated fair value of the net liability remaining under the Bothell manufacturing facility, net of estimated sublease income and $176,000 of deferred charges related to the warrants issued in connection with the Bothell facility lease. These charges are offset by the reversal of the related deferred rent liability of $552,000 as of September 30, 2005. Accrued restructuring charges, and in particular, those charges associated with exiting a facility, are subject to many assumptions and estimates. We review these estimates and adjust the accrual if necessary. These changes can be material.

Other Income (Expense)

Other income (expense), comprised primarily of interest income, interest expense and the change in valuation of the derivative, totaled $43,000 for the three months ended September 30, 2005, compared to $32,000 for the three months ended September 30, 2004. Interest income increased 147%, from $99,000 for the three months ended September 30, 2004 to $245,000 for the three months ended September 30, 2005, due to increased cash and investment balances upon which interest is earned. Interest expense increased from $67,000 for the three months ended September 30, 2004 to $87,000 for the three months ended September 30, 2005 primarily due to the increased equipment financing balance.

Also included in other income in the third quarter of 2005 is the change in the derivative value associated with the make-whole payment on our outstanding convertible exchangeable preferred stock of $107,000. The valuation of the derivative is dependent upon many factors, including estimated market volatility, and may fluctuate significantly, which may have a significant impact on our statement of operations.

Nine Months Ended September 30, 2005 and 2004

Revenue

Revenue was approximately $39,000 and $49,000 for the nine months ended September 30, 2005 and 2004, respectively. This consisted of revenue recognized related to the amortization of license fees received and reimbursements of our costs incurred under a collaboration agreement.

Research and Development

Research and development expenses represented approximately 52% and 73% of our operating expenses for the nine months ended September 30, 2005 and 2004, respectively. Research and development expenses decreased 1% from $13.7 million for the nine months ended September 30, 2004 to $13.5 million for the nine months ended September 30, 2005. The decrease was primarily related to decreases in non-cash stock compensation expense, our contractual obligations for the development of our bead technology, as well as a decrease in lab supplies and clinical trial expenses. Lab supplies and clinical trial expenses decreased $1.2 million and $301,000, respectively. Expenses associated with developing our bead technology totaled $500,000 for the nine months ended September 30, 2004, with no such costs incurred for the nine months ended September 30, 2005. These decreases are offset by increases in amounts charged to expense for salary and other personnel-related expenses including severance, antibody production and facility costs. As of September 30, 2005, we had one employee remaining in research and development and clinical development operations compared to 83 employees in research and development and clinical development operations as of September 30, 2004. The decrease in the number of employees is a result of the Company’s workforce reductions related to plans to discontinue and limit its clinical development operations. However, these employee numbers were significantly higher throughout the nine months ended September 30, 2005 prior to the announcements to reduce the workforce throughout the period and commencing in late March 2005. The overall increase in salary and other personnel related expenses totaled approximately $1.9 million, including approximately $1.7 million in termination benefits associated with the restructurings. Antibody production expenses and facilities costs increased related to continued advances in clinical development and plans to expand operations at our manufacturing plant in Bothell, Washington during the first half of the year prior to the discontinuation of clinical development activity with increases of approximately $1.5 million and $282,000, respectively. Prior to our July 2005 announcement to discontinue clinical development, we were preparing our Bothell, Washington facility for the next phase of trials resulting in certain of our expenses continuing to increase for the nine months ended September 30, 2005 as compared to the same period in the prior year. Our non-cash stock compensation expense decreased approximately $1.2 million for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. This decrease is primarily related to the forfeitures of unvested stock options in connection with the reductions in the workforce.

General and Administrative

General and administrative expenses represented approximately 23% and 27% of our operating expenses for the nine months ended September 30, 2005 and 2004, respectively. General and administrative expenses increased 22% from $5.0 million for the nine months ended September 30, 2004 to $6.1 million for the nine months ended September 30, 2005. The rise in costs was due primarily to costs associated with being a public company, including increases in professional fees and insurance costs. In addition salary and other personnel-related expenses have increased with respect to termination and retention costs associated with the workforce reductions during the nine months ended September 30, 2005. The increases in general and administrative expenses are offset by a decrease in non-cash stock compensation expense, primarily related to cancellations of stock options. Salary and other personnel-related expenses, including severance and retention costs totaling $2.1 million, increased $822,000 for the nine month period ended September 30, 2005 as compared to the nine month period month period ended September 30, 2004. Consulting expenses, depreciation and amortization and insurance costs increased $359,000, $381,000 and $146,000, respectively for the nine-month period ended September 30, 2005 as compared to the nine-month period ended September 30, 2004. Non-cash stock compensation expense decreased $707,000 for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. The decrease in non-cash compensation expense is primarily related to the forfeitures of unvested stock options of terminated employees. Although the Company’s development activities have been discontinued, we will continue to incur costs related to our ongoing operations.

We anticipate that general and administrative expenses will decrease in the foreseeable future, except for consideration of potential costs associated with our pursuit of strategic alternatives.

Provision for Asset Impairment and Restructuring

The provision for asset impairment and restructuring represented approximately 25% of our operating expenses for the nine months ended September 30, 2005. There were no similar charges in the nine months ended September 30, 2004. During third quarter 2005, the Company recognized an asset impairment loss of $4.2 million on certain facilities and equipment resulting from the Company’s decisions to reduce staff Company-wide, the Company’s decision to discontinue clinical trials, and plans to identify and evaluate strategic options. The impairment charge was determined based on estimates of potential sales values of used equipment. In addition, the leasehold improvements at the Bothell, Washington manufacturing facility have been written-off as clinical trials have been discontinued and the Company has ceased utilizing the facility during the quarter. These impairment charges established new cost bases for the impaired assets. In connection with exiting the Bothell manufacturing facility, the Company has applied the provisions of Statement of Financial Accounting Standards No. 146, or SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and we have recorded restructuring charges on the related operating lease. The restructuring charge of $2.3 million is comprised of $2.7 million to account for the estimated fair value of the net liability remaining under the Bothell manufacturing facility, net of estimated sublease income and $176,000 of deferred charges related to the warrants issued in connection with the Bothell facility lease. These charges are offset by the reversal of the related deferred rent liability of $552,000 as of September 30, 2005. Accrued restructuring charges, and in particular, those charges associated with exiting a facility, are subject to many assumptions and estimates. We review these estimates and adjust the accrual if necessary. These changes can be material.

Other Income (Expense)

Other income (expense), net comprised primarily of interest expense and interest income, totaled $269,000 other income for the nine months ended September 30, 2005, compared to $12.5 million other expense for the nine months ended September 30, 2004.

Interest income increased 206%, from $247,000 for the nine months ended September 30, 2004 to $756,000 for the nine months ended September 30, 2005, due to increased average cash and investment balances upon which interest is earned. Interest expense decreased from $12.7 million for the nine months ended September 30, 2004 to $242,000 for the nine months ended September 30, 2005, due to interest expense associated with the convertible promissory notes issued in October 2003. Upon consummation of our initial public offering and conversion of the notes to common stock, we recognized $11.3 million in interest expense during the nine months ended September 30, 2004, which represented the beneficial conversion feature of the notes. We also recognized an additional $1.1 million in interest expense associated with the discount on the notes, representing the value of the proceeds allocated to the warrants received by the note holders. The remaining interest expense is primarily associated with the equipment financing agreements.

Accretion of Preferred Stock

For the nine months ended September 30, 2004, we recognized $9.0 million in accretion of preferred stock to arrive at our net loss applicable to common stockholders. No such accretion was recognized for the nine months ended September 30, 2005. This accretion represented the remaining discount associated with our Series E and F preferred stock, which was recognized when the preferred stock was converted into common stock upon the closing of our initial public offering.

Liquidity and Capital Resources

As of September 30, 2005, we had cash, cash equivalents and short-term investments of $26.7 million, with cash equivalents being held in commercial paper and highly liquid money market accounts with financial institutions. Cash, cash equivalents and short-term investments were $47.3 million as of December 31, 2004.

Net cash used in operating activities was $18.1 million and $13.7 million for the nine months ended September 30, 2005 and 2004, respectively. Expenditures in these periods were generally the result of research and development expenses and general and administrative expenses in support of our operations.

Our investing activities, other than purchases and maturities of investments, have consisted primarily of purchases of property and equipment. Purchases of property and equipment totaled $900,000 and $3,658,000 for the nine months ended September 30, 2005 and 2004, respectively. Property and equipment additions in the nine months ended September 30, 2005 are primarily associated with the renovation of our manufacturing facility in Bothell, Washington.

Net cash used in financing activities totaled $1,156,000 for the nine months ended September 30, 2005, compared to net cash provided by financing activities of $31.4 million for the nine months ended September 30, 2004. In March 2004, we raised net proceeds of approximately $29.7 million from the sale of 4,200,000 shares of common stock in our initial public offering.

We expect to continue to incur operating losses and do not anticipate that we will receive any product revenues in the foreseeable future, if ever.

On July 5, 2005, we announced that we were exploring various strategic alternatives and that we had retained SG Cowen & Co. as our financial advisor to assist the Company during this process. Our efforts have been focused on reducing operating expenses to a minimum appropriate level, conducting our affairs in the most financially efficient manner practical for a public company and pursuing strategic alternatives. In connection with our ongoing evaluation of our strategic alternatives, on July 8, 2005, our Board of Directors approved a workforce reduction plan that resulted in a reduction of our workforce by approximately 49%, to 34 employees. Additional workforce reductions were completed in August. As of September 30, 2005, we had ten remaining full time employees. The Company has also taken a number of actions to reduce its operating expenses and conserve its cash, including the discontinuation of all clinical trial activity.

The following summarizes our most significant long-term contractual obligations as of September 30, 2005

Total obligation through its remaining life (in thousands)
Operating lease for our Bothell facility	$5,683
Operating lease for our Seattle facility	$586
Equipment financing	$4,014
Contractual obligations in the form of severance agreements through March 2006 (unaccrued portion)	$208

As we have ceased utilizing our Bothell manufacturing facility, our operating lease obligations related to the Bothell facility have been recorded as a liability in our balance sheet as of September 30, 2005 at the net present value of future payments offset by estimated sublease income over the remaining term of the lease, totaling $2.7 million.

During October 2005, we entered into agreements with the third parties providing our equipment financing. Under the terms of these agreements, we repaid the outstanding equipment financing balances as of October 31, 2005 and the third party vendors have released their security interest to the related long-lived assets. Our decision to repay these equipment leases provides us with additional flexibility to pursue potential strategic options.

In addition, we have potential future obligations under our retention plans and employment agreements that would oblige us to pay up to approximately $330,000 in retention costs and severance benefits as of March 2006, depending on the contingencies inherent in these agreements.

Additionally, in contemplation of various strategic alternatives, in October 2005 we entered into agreements with our Acting President and Chief Executive Officer and our Chairman of the Board to pay $400,000 in bonuses upon the consummation of a merger, acquisition or change of control.

Based on the current status of our product development and collaboration plans, and the reductions in force affected in March 2005, May 2005, July 2005, and August 2005, we believe that our current cash, cash equivalents and investments will be adequate to satisfy our capital needs until at least the third quarter of fiscal year 2006. This estimate does not include any costs that may be associated with completing any strategic alternative. We are currently evaluating whether further reductions in other expenditures are appropriate based on our decision to evaluate our strategic alternatives. At this time, we cannot estimate the impact that any such reductions would have on our results of operations or financial condition. Our ability to achieve or execute an identified strategic alternative, including mergers, acquisitions, the sale of assets and out-licensing opportunities is subject to a variety of factors, including: (i) the perceived value of our technology; (ii) the volatility and demand of the markets, conditions in the economy generally and the biotechnology industry specifically; and (iii) other factors we cannot presently predict with certainty. There can be no assurance that strategic alternatives will be available to us, or if such options will be available on acceptable terms, if at all. As such, the financial statements do not include any adjustments, other than the impairment charge, severance and retention expenses, and other restructuring charges, as noted, to reflect possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that may result from liquidity uncertainty or any future decisions made with respect to the Company’s strategic alternatives.

Our common stock and preferred stock trade on the Nasdaq National Market, which has certain compliance requirements for continued listing, including a requirement that our common stock and preferred stock each have a minimum bid price of $1.00 per share. On June 6, 2005, we received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of our common stock had closed below the minimum $1.00 per share requirement and, as a result, our common stock no longer complied with Nasdaq’s continued listing criteria. The letter stated that the Company would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance, anytime before December 5, 2005, the bid price of our common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days. As of the date of this report, our common stock has not regained compliance with Nasdaq’s continued listing criteria.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Our critical accounting policies and estimates have not changed from those reported in our Annual Report on Form 10-K for the year ended December 31, 2004. The critical accounting policies that involve significant judgments and estimates used in the preparation of our consolidated financial statements are disclosed in our Annual Report on Form 10-K for the year ended December 31, 2004.

Impairment of Long-Lived Assets. As of September 30, 2005, we had approximately $1.9 million of property and equipment, net. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on events or circumstances. The events or circumstances could include a significant decrease in market value, a significant change in asset condition or a significant adverse change in regulatory climate. Application of the test for impairment requires judgment.

During third quarter, we recognized a non-cash asset impairment loss of $4.2 million on certain facilities and equipment resulting from our decisions to discontinue clinical trials, reduce staff and evaluate potential strategic alternatives. The loss on the equipment was determined based on estimates of potential sales values of used equipment. We identified an indicator of impairment with respect to our leasehold improvements as a result of our decision to discontinue clinical trials. We determined that the undiscounted cash flows related to the lease, including a potential sublease, would be less than the carrying value. Accordingly, we reduced the carrying value of the assets to their estimated fair value of zero.

Restructuring liabilities. When circumstances warrant, we may elect to discontinue certain business activities or change the manner in which we conduct ongoing operations. When such a change is made, management will estimate the costs to exit a business or restructure ongoing operations. The components of the estimates may include estimates and assumptions regarding the timing and costs of future events and activities that represent management’s best expectations based on known facts and circumstances at the time of estimation. Management periodically reviews its restructuring estimates and assumptions relative to new information, if any, of which it becomes aware. Should circumstances warrant, management will adjust its previous estimates to reflect what it then believes to be a more accurate representation of expected future costs. Because management’s estimates and assumptions regarding restructuring costs include probabilities of future events, such estimates are inherently vulnerable to changes due to unforeseen circumstances, changes in market conditions, regulatory changes, changes in existing business practices and other circumstances that could materially and adversely affect the results of operations.

Important Factors That May Affect Our Business, Results of Operations and Stock Price

You should carefully consider the risks described below, together with all of the other information included in this Quarterly Report on Form 10-Q and the information incorporated by reference herein. If we do not effectively address the risks we face, our business will suffer and we may never achieve or sustain profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.

This Quarterly Report on Form 10-Q also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Quarterly Report on Form 10-Q.

Our evaluation of strategic alternatives may be unsuccessful and may have an adverse effect on our business and stock price.

On July 5, 2005, we announced that we had implemented a plan to identify and evaluate our strategic alternatives, including pursuant to mergers, acquisitions, the sale or purchase of assets, and out-licensing opportunities. In connection therewith, we have engaged SG Cowen & Co. as our financial advisor to assist the Company during this process. We are uncertain as to what strategic alternatives may be available to us or what impact any particular strategic alternative that is announced or consummated will have on our stock price. Uncertainties and risks relating to our exploration of strategic alternatives include the following:

•	exploration of strategic alternatives will disrupt our operations, which could have a material adverse effect on our business and the market prices of our common stock and preferred stock;

•	the process of exploring strategic alternatives may be more time-consuming and expensive than we anticipate;

•	we may not be able to identify any strategic alternatives that the Company believes are in the best interest of the Company and its stockholders; and

•	we may not be able to successfully execute or achieve the benefits of a strategic alternative recommended to us by our financial advisor.

In addition, future actions we take based on our exploration of strategic alternatives may result in additional restructuring costs or impairment charges relating to our long-lived assets in future periods that could have an adverse impact on our business, financial condition and results of operations.

Even if third parties are willing to explore strategic alternatives with us, we may not be successful in executing and consummating any transactions because of the risks and uncertainties associated with our business.

A number of factors related to our business may prevent the consummation of a strategic transaction, including but not limited to:

•	our convertible exchangeable preferred stock contains certain provisions that may make us less attractive to a potential strategic partner, including liquidation preference, conversion, dividend and make-whole payment provisions;

•	the effects of the current economic environment on us and on any potential acquirer;

•	the dilutive effect of our business to a potential acquirer; and

•	the value, if any, that may be attributed to our intellectual property.

These and other risks and uncertainties, including risks and uncertainties that we cannot presently predict, may prevent us and interested third parties from exploring and consummating mutually acceptable strategic alternatives.

We may not be able to complete the strategic alternative we initially elect to pursue, resulting in increased expenses and a delay in finally completing a strategic alternative.

We may select a strategic alternative that we may not be able to complete for various reasons, including a decision of our principal stockholders not to approve such alternative, our inability to obtain regulatory approval, actions of other companies or litigation involving the selected alternative or other matters. Such inability to complete any selected strategic alternative may result in increased expenses and could delay the completion of any strategic alternative, which could be harmful to our business.

The attempted development of products using our Xcellerate Technology was our only potential product line, and the availability of strategic alternatives may depend on the perceived value of the Xcellerate Technology in the biotechnology industry.

We have not successfully developed any product line with our Xcellerate Technology and we have no plans to pursue any other product line. If the biotechnology industry does not value our intellectual property, our strategic alternatives will be adversely impacted.

If we are unable to consummate a strategic alternative, we may cease operations and liquidate and our common stock will have little, if any, value, and, even if we are able to consummate a strategic transaction, our common stock may have little, if any value.

If we are unsuccessful in completing a strategic transaction, we may decide to cease operations and liquidate and dissolve the Company if our Board of Directors determines that doing so is in the best interest of our stockholders. Liquidation and dissolution may not create value to our stockholders or result in any remaining capital for distribution to our stockholders. Additionally, pursuant to the terms of our convertible exchangeable preferred stock, upon a liquidation of the Company, the Company will be obligated to pay the holders of our outstanding shares of convertible exchangeable preferred stock $10.00 per share plus accrued and unpaid dividends prior to any distribution to the holders of our common stock, if any. As a result, upon liquidation, our common stock would likely have little, if any, value. In addition, there is a risk that, even if we are successful in completing a strategic transaction, our common stock may have little, if any, value. The precise nature, amount and timing of any distribution to our stockholders would depend on and could be delayed by, among other things, sales of our non-cash assets and claim settlements with creditors.

We may issue additional shares of our stock, resulting in substantial dilution for existing stockholders.

Some events could result in the issuance of additional shares of our stock, which would result in dilution for existing stockholders. Specifically, we may issue shares of our stock in connection with any merger, consolidation or other strategic alternative that we may elect to pursue. Such issuance would result in substantial dilution for our existing stockholders. As a result of such dilution, it is likely that our existing stockholders would not control the combined company that results from such merger, consolidation or other strategic alternative. Additionally, we may issue additional shares of common stock or preferred stock (i) upon the exercise or conversion of outstanding options, warrants and shares of convertible exchangeable preferred stock; and/or (ii) in lieu of any cash payment of make-whole dividends payable upon the conversion of our convertible exchangeable preferred stock.

We may not be able to retain existing personnel.

From March 2005 through September 30, 2005 we reduced our staff by approximately 96 employees. Our remaining staff, as of September 30, 2005 consisted of ten employees. The uncertainty of the outcome of our review of strategic alternatives, workforce reductions and the volatility in our stock price may create anxiety and uncertainty, which may adversely affect employee morale and cause us to lose employees whom we would prefer to retain. To the extent that we are unable to retain our existing personnel, our business and ability to pursue strategic alternatives may suffer. In addition, this workforce reduction may subject us to the risk of litigation, which could result in substantial costs to us and could divert management’s time and attention away from business operations.

We expect to continue to incur substantial losses, and we may never achieve profitability.

We are a development stage company with limited operating history. We have incurred significant operating losses since we began operations in 1996, including net losses of approximately $39.6 million for the year ended December 31, 2004 and $25.8 million for the nine months ended September 30, 2005, and we may never become profitable. As of September 30, 2005, we had an accumulated deficit since inception of approximately $152.0 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. To date, we have derived no revenues from product sales or royalties. We do not expect to have any product sales or royalty revenue in the foreseeable future. Our operating losses have been increasing during the past several years and may increase significantly in the future. We also may be required to recognize additional losses based upon changes in the fair value of our derivative liability, which resulted from the dividend make-whole payment feature of our convertible exchangeable preferred stock. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’

equity and working capital. We are unable to predict when we may become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock and convertible exchangeable preferred stock will likely decline.

We may be unable to maintain our listing on Nasdaq, which could cause our stock price to fall and decrease the liquidity of our stock.

Our common stock and preferred stock trade on the Nasdaq National Market, which has certain compliance requirements for continued listing, including a requirement that our common stock and preferred stock each have a minimum bid price of $1.00 per share. On June 6, 2005, we received a notice from the Nasdaq Stock Market that for 30 consecutive trading days the bid price of our common stock had closed below the minimum $1.00 per share requirement and, as a result, our common stock no longer complied with Nasdaq’s continued listing criteria. The letter stated that the Company would be provided with 180 calendar days, or until December 5, 2005, to regain compliance. To regain compliance, anytime before December 5, 2005, the bid price of our common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days. As of the date of this report, our common stock has not regained compliance with Nasdaq’s continued listing criteria.

If our shares are delisted and any appeal we might file receives an unfavorable determination by Nasdaq, our common stock would be removed from listing on the Nasdaq National Market, and we may seek to have the applicable shares listed for trading on the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market). We cannot assure you that we would be able to obtain listing for our shares on the Nasdaq Capital Market or that we will be able on an ongoing basis to meet the maintenance requirements thereof. If our common stock is delisted, our preferred stock would also be delisted unless the preferred stock meets the minimum listing requirements applicable to our common stock.

If our shares were to be delisted from trading on the Nasdaq National Market, in order to obtain relisting on the Nasdaq National Market, we would need to satisfy certain quantitative designation criteria, which we may not meet.

If our shares were to be delisted from trading on the Nasdaq National Market and were neither relisted thereon nor listed for trading on the Nasdaq Capital Market, trading, if any, in our shares may continue to be conducted on the OTC Bulletin Board or in a non-Nasdaq over-the-counter market, such as the “pink sheets.” Delisting of our shares would result in limited release of the market price of those shares and limited analyst coverage and could restrict investors’ interest in our securities. Also, a delisting could materially adversely affect the trading market and prices for our shares and our ability to issue additional securities or to secure additional financing. In addition, if our shares were not listed and the trading price of our shares was less than $5 per share, our shares could be subject to Rule 15g-9 under the Securities Exchange Act of 1934 which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser’s written consent prior to any transaction. In such case, our securities could also be deemed to be a “penny stock” under the Securities Enforcement and Penny Stock Reform Act of 1990, which would require additional disclosure in connection with trades in those shares, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of our securities.

We may have limited ability to pay cash dividends on the convertible exchangeable preferred stock.

Delaware law may limit our ability to pay cash dividends on the convertible exchangeable preferred stock. Under Delaware law, cash dividends on our capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the current or preceding fiscal year. Delaware law defines “surplus” as the amount by which the total assets of a corporation, after subtracting its total liabilities, exceed the corporation’s capital, as determined by its board of directors. Since we are not profitable, our ability to pay cash dividends will require the availability of adequate surplus. Even if adequate surplus is available to pay cash dividends on the convertible exchangeable preferred stock, we may not have sufficient cash to pay dividends on the convertible exchangeable preferred stock.

If we are unable to protect our proprietary rights, the value of our business may be adversely affected.

Our business, and our ability to enter into and consummate a strategic alternative, depends in part on obtaining, maintaining and enforcing our patents and in-licensed and proprietary rights throughout the world. We believe we own, or have rights under licenses to, issued patents and pending patent applications that are necessary to commercialize Xcellerated T Cells. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or developing competing products. We also face the risk that others may independently develop similar or alternative technologies or may design around our proprietary and patented technologies.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. Furthermore, the application and enforcement of patent laws and regulations in foreign countries is even more uncertain, particularly where, as here, patent rights are co-owned with others, thus requiring their consent to ensure exclusivity in the marketplace. Accordingly, we cannot assure you that we will be able to effectively file, protect or defend our proprietary rights in the United States or in foreign jurisdictions on a consistent basis.

Third parties may successfully challenge the validity of our patents. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or other proprietary rights cover them. Because the issuance of a patent is not conclusive of its validity or enforceability, we cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if others challenge their validity in court. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting the coverage of our patents. If the outcome of litigation is adverse to us, third parties may be able to use our technologies without payment to us.

In addition, it is possible that others may infringe upon our patents or successfully avoid them through design innovation. We may initiate litigation to police unauthorized use of any of our proprietary rights, whether or not related to our Xcellerated T Cells. However, the cost of litigation to uphold the validity of our patents and to prevent infringement could be substantial, particularly where patent rights are co-owned with others, thus requiring their participation in the litigation, and the litigation will consume time and other resources. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Moreover, if a court decides that our patents are not valid, we will not have the right to stop others from using our inventions. There is also the risk that, even if the validity of our patents were upheld, a court may refuse to stop others on the ground that their activities do not infringe upon our patents. Because protecting our intellectual property is difficult and expensive, we may be unable to prevent misappropriation of our proprietary rights.

We also rely on certain proprietary trade secrets and know-how, especially where we believe patent protection is not appropriate or obtainable. Trade secrets and know-how, however, are difficult to protect. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and invention assignment agreements with our employees, consultants and some of our contractors. It is possible, however, that these persons may unintentionally or willingly breach the agreements or that our competitors may independently develop or otherwise discover our trade secrets and know-how.

There are risks inherent in our business that may subject us to potential product liability suits and other claims, which may require us to engage in expensive and time-consuming litigation or pay substantial damages and may adversely affect our business.

Our business exposes us to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of biopharmaceutical products. Even if we do not decide to resume the clinical development of our products, we face a risk of clinical trial liability claims in the event that the prior use, or misuse, of our product candidates during clinical trials resulted in personal injury or death. An individual may bring a product liability claim against us if Xcellerated T Cells cause, or merely appear to have caused, an injury. In addition, we are licensing our Xcellerate Technology in the field of HIV retroviral gene therapy to our collaborative partner, Fresenius. We may incur liability and be exposed to claims for products manufactured by Fresenius.

The discovery of unforeseen side effects of Xcellerated T Cells could also lead to lawsuits against us. Regardless of merit or eventual outcome, product liability or other claims may, among other things, result in:

•	injury to our reputation;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We currently have clinical trial insurance that covers our clinical trials up to $5.0 million per occurrence with a $5.0 million aggregate limit. However, due to factors outside of our control, including the risks discussed above as well as conditions in the relevant insurance markets, we may not be able to renew such coverage on acceptable terms, if at all. Furthermore, even if we secure coverage, we may not be able to obtain policy limits adequate to satisfy any liability that may arise. If a successful product liability or other claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover these claims and our business operations could suffer.

If Xcellerated T Cells or components of our Xcellerate Technology alone or in combination with complementary treatments cause unforeseen harmful side effects, we may incur significant product liability.

Xcellerated T Cells or components of our Xcellerate Technology may cause unforeseen harmful side effects. For example, a patient receiving Xcellerated T Cells could have a severe allergic reaction or could develop an autoimmune condition. While we employ procedures to substantially remove the antibodies and beads used to generate Xcellerated T Cells, it is possible that residual antibodies or beads may be infused into patients and cause harmful effects.

In addition, we have not conducted studies on the long-term effects associated with the different types of media that we use to grow and freeze cells as part of our Xcellerate Technology. These media contain substances that have proved harmful if used in certain quantities. While we believe that we use sufficiently small quantities of these substances, harmful effects may still arise from our use of these media.

We believe Xcellerated T Cells may be used in combination with complementary treatments, including anti-viral drugs, and one or more of these other therapies could cause harmful side effects that could be attributed to Xcellerated T Cells. If people believe Xcellerated T Cells or any component of our Xcellerate Technology alone or in combination with complementary treatments causes harmful side effects, we may incur significant damages from product liability claims, which will adversely affect our ability to operate our business.

If our principal stockholders, executive officers and directors choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Our executive officers, directors and principal stockholders, and entities affiliated with them, beneficially own a significant percentage of our common stock and convertible exchangeable preferred stock. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs.

This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger, consolidation, takeover or other business combination that could be favorable to you. Since our convertible exchangeable preferred stock has limited voting rights prior to conversion, holders of our convertible exchangeable preferred stock will have little or no ability to control the outcome of a stockholder vote, except under certain circumstances where a class vote of our convertible exchangeable preferred stock will be required, including, among others, upon certain amendments to the Company’s certificate of incorporation or bylaws or upon a share exchange, merger or consolidation of the Company unless our shares of convertible exchangeable preferred stock remain outstanding and unaffected by such transaction or convert into convertible exchangeable preferred stock of the surviving entity pursuant to such transaction.

We have used hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our research and development and manufacturing processes have involved the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to obtain insurance on acceptable terms, if at all. We could incur significant costs to comply with current or future environmental laws and regulations.

Our current commercial property insurance provides coverage up to $25,000 for pollution clean-up or removal and up to $25,000 for biological agency clean-up or removal. Additionally our business income coverage provides for up to $250,000 for extra expenses for pollution clean-up or removal to enable us to re-establish operations after a hazardous event.

Changes in the value of the British pound and Euro relative to the US dollar may adversely affect us.

We do not engage in foreign currency hedging; however, we have entered into certain contracts denominated in foreign currencies and therefore we are exposed to currency exchange risks.

Under our agreements with Lonza to purchase antibodies, we must make payments denominated in British pounds. As a result, from time to time, we are exposed to currency exchange risks related to the British pound. Accordingly, if the British pound strengthens against the U.S. dollar, our payments to Lonza will increase in U.S. dollar terms. We have paid a total of $6.0 million to Lonza under our agreements with them as of September 30, 2005. Assuming development and supply services are completed as scheduled under our agreements with Lonza, our remaining payments will be approximately $700,000 through the end of 2005.

The terms of our license agreement with Fresenius include potential royalties on net sales as well as potential milestone payments to us denominated in Euro. As a result, we are exposed to currency exchange risks related to the Euro. If the Euro weakens against the U.S. dollar, payments received from Fresenius will decrease in U.S. dollar terms.

If the use of our technologies conflicts with the rights of others, we could be subject to expensive litigation or be required to obtain licenses from others to develop or market Xcellerated T Cells.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, we may be required to alter our Xcellerate Technology, or pay licensing fees to use our Xcellerate Technology. If our Xcellerate Technology conflicts with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, or potential collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a license in order to continue to manufacture or market the affected products. A required license under the related patent may not be available on acceptable terms, if at all. Additionally, if a competitor or third party has or acquires patent rights that can be enforced against us, the Company may be less attractive to a potential strategic partner and our ability to enter into and consummate a strategic transaction may be hindered.

We may be unaware that the use of our technology conflicts with pending or issued patents. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents upon which our Xcellerate Technology or Xcellerated T Cells may infringe. There could also be existing patents of which we are unaware upon which our Xcellerate Technology or Xcellerated T Cells may infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of the filed foreign patent applications. We may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes upon a competitor’s patent;

•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

•	in order to use our technology, it would have to be redesigned so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our rights to use antibodies and technologies licensed to us by third parties are not within our control, and we may not be able to implement our Xcellerate Technology without these antibodies and technologies.

We have licensed patents and other rights, which are necessary to our Xcellerate Technology and Xcellerated T Cells. The value of our business, and our ability to enter into and consummate a strategic alternative, will significantly suffer if these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid.

Our Xcellerate Technology uses two monoclonal antibodies that we license from third parties. We rely on our non-exclusive license from the Fred Hutchinson Cancer Research Center in Seattle, Washington to use the monoclonal antibody that binds to the CD3 molecule and our exclusive license from Diaclone S.A., or Diaclone, in Besancon, France to use the monoclonal antibody that binds to the CD28 molecule. These antibodies are necessary components of our Xcellerate Technology. Our rights to use these antibodies depend on the licensors abiding by the terms of those licenses and not terminating them. Our license agreement with the Fred Hutchinson Research Center is effective for 15 years following the first commercial sale of a product based on the license and may be terminated earlier by either party for material breach. Our license agreement with Diaclone is effective for 15 years from the date of the first FDA approval, or its foreign equivalent, of a therapeutic product containing a bead coated with the licensed antibody and may be terminated earlier by either party for material breach. With regard to our agreement with Diaclone, at the end of the relevant 15-year period, we will have a perpetual, irrevocable, fully-paid royalty-free, exclusive license. Except for certain circumstances, which would permit us to obtain the monoclonal antibody from third parties or manufacture it ourselves, our agreement with Diaclone obligates us to purchase the monoclonal antibody from them until we begin preparing for Phase III clinical trials of a product covered by this license.

In addition, we have in-licensed several T cell activation patents and patent applications from the Genetics Institute, a subsidiary of Wyeth, Inc. The technology underlying these patents is a critical part of our Xcellerate Technology. Under our agreement, we have the right to enforce the licensed patents. The license from Genetics Institute terminates upon the end of the enforceable term of the last licensed patent or the license agreements under which Genetics Institute has sublicensed rights to Xcyte, and may also be terminated earlier by either party for material breach. Of the five in-licensed U.S. patents presently issued related to this technology, two patents expire in 2016, two others expire in 2019, and the remaining patent expires in 2020.

If we violate the terms of our licenses, or otherwise lose our rights to these antibodies, patents or patent applications, we, and any potential strategic partner, may be unable to continue development of our Xcellerate Technology. Our licensors or others may dispute the scope of our rights under any of these licenses. Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to assist in the prevention of infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially harm our financial condition and operating results, and our ability to enter into and consummate a strategic transaction.

We will soon be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation and any inability to do so may negatively impact the report on our financial statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess the effectiveness of our internal controls over financial reporting and include an assertion in our annual report as to the effectiveness of our controls beginning on December 31, 2007, assuming we remain a non-accelerated filer as defined per SEC regulations. Subsequently, our independent auditors will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007. Due to the recent departure of our Associate Director of SEC Reporting and our Controller, as well as any difficulties we may have in retaining our current personnel, we cannot assure you that we will be able to identify deficiencies in our internal controls, remediate such deficiencies in a timely manner or comply with the Section 404 disclosure requirements for the year ending December 31, 2007. If we identify deficiencies in our existing internal controls and are not able to remediate such deficiencies in a timely fashion or otherwise comply with the Section 404 disclosure requirements for the year ending December 31, 2007, we will not be able to give assurance regarding the effectiveness of our internal controls and the report on our financial statements provided by our independent auditors may be negatively impacted.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position and results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and may occur again in the future and as a result we may be required to make changes in our accounting policies. Compliance with new regulations regarding corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for companies such as ours and insurance costs are increasing as a result of this uncertainty and other factors. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from science and business activities to compliance activities. For example, we will incur substantial costs and expend significant resources to comply with the new regulations promulgated under Section 404 of the Sarbanes-Oxley Act of 2002.

Our common and convertible exchangeable preferred stock may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our common and convertible exchangeable preferred stock may fluctuate substantially due to a variety of factors, including:

•	the course of action that we take with respect to the review of our strategic alternatives;

•	additions to or departures of our key personnel;

•	announcements of technological innovations or new products or services by us or our competitors;

•	media reports and publications about immunotherapy;

•	announcements concerning our competitors or the biotechnology industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts;

•	variations in our quarterly results;

•	announcements about our collaborators or licensors; and

•	changes in accounting principles.

The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Moreover, market prices for stocks of biotechnology-related and technology companies frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are highly volatile. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Our amended and restated certificate of incorporation and bylaws and certain provisions of Delaware law may delay or prevent a change in our management and make it more difficult for a third party to acquire us.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our board of directors and management teams. Some of these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	provide for a classified board of directors; and

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our stock.

These provisions could make it more difficult for our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team. Additionally, these provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.

The future sale of our common and convertible exchangeable preferred stock, and future issuances of our common stock upon conversion of our convertible exchangeable preferred stock and upon the payment of make-whole dividends, if any, could negatively affect our stock price.

If our common or convertible exchangeable preferred stockholders sell substantial amounts of our stock in the public market, or the market perceives that such sales may occur, the market price of our common and convertible exchangeable preferred stock could fall.

In addition, if we exercise our right to pay make-whole dividends in common stock rather than in cash upon conversion of our convertible exchangeable preferred stock to common stock, then the sale of such shares of common stock or the perception that such sales may occur could cause the market price of our stock to fall. Additionally, after our convertible exchangeable preferred stock offering, the holders of our convertible exchangeable preferred stock had the right to convert each share of convertible exchangeable preferred stock into approximately 4.2553 shares of our common stock. Such conversion rate is subject to certain antidilution adjustments that, upon the occurrence of certain events, will increase the number of shares of common stock that each holder of convertible exchangeable preferred stock will receive upon conversion into common stock. Such antidilution price adjustments may apply in the case of any strategic alternative that we pursue which may result in further dilution to the holders of outstanding common stock. The conversion of our convertible exchangeable preferred stock into common stock and the payment of any make-whole dividends in shares of common stock in lieu of cash, may result in substantial dilution to the interests of our holders of common stock.

After our convertible exchangeable preferred stock offering, according to the terms of our investors rights agreement, the holders of approximately 9.0 million shares of our common stock and warrants had rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

Our Board of Directors has the authority to issue up to 2,010,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Xcyte Therapies without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Xcyte Therapies, which could have an adverse effect on the market price of our stock. In addition, our charter documents provide for a classified board, which may make it more difficult for a third party to gain control of our Board of Directors. Similarly, state anti-takeover laws related to corporate takeovers may prevent or delay a change of control of Xcyte Therapies.

If we exchange the convertible exchangeable preferred stock for debentures, the exchange will be taxable but we will not provide any cash to pay any tax liability that any convertible exchangeable preferred stockholder may incur.

An exchange of convertible exchangeable preferred stock for debentures, as well as any dividend make-whole or interest make-whole payments paid in our common stock, will be taxable events for U.S. federal income tax purposes, which may result in tax liability for the holder of convertible exchangeable preferred stock without any corresponding receipt of cash by the holder. In addition, the debentures may be treated as having original issue discount, a portion of which would generally be required to be included in the holder’s gross income even though the cash to which such income is attributable would not be received until maturity or redemption of the debenture. We will not distribute any cash to you to pay these potential tax liabilities.

If we automatically convert the convertible exchangeable preferred stock, there is a substantial risk of fluctuation in the price of our common stock from the date we elect to automatically convert to the conversion date.

We may elect to automatically convert the convertible exchangeable preferred stock on or prior to maturity if our common stock price has exceeded 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the preferred and the automatic conversion date.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements, the outcome of the review of our strategic alternatives and other factors and will be at the discretion of our board of directors. Accordingly, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our short-term investments as of September 30, 2005 consisted of $8.3 million in corporate bonds and $4.4 million in federal agency obligations with contractual maturities of one year or less. Due to the short-term nature of our investments, we believe that our exposure to market interest rate fluctuations is minimal. The corporate bonds in which we invest are rated “A” or better by both Moody’s and Standard and Poor’s. Our cash and cash equivalents are held primarily in commercial paper and highly liquid money market accounts. A hypothetical 10% change in short-term interest rates from those in effect at September 30, 2005 would not have a significant impact on our financial position or our expected results of operations. We do not currently hold any derivative financial instruments.

Because interest rates on our equipment financing obligations are fixed at the beginning of the repayment term, exposure to changes in interest rates is limited to new financings.

Foreign Currency Risk

We do not engage in foreign currency hedging; however, we have entered into certain contracts denominated in foreign currencies and therefore, we are subject to currency exchange risks.

For antibody development and supply services provided by Lonza, we must make payments denominated in British pounds. As a result, from time to time, we are exposed to currency exchange risks related to the British pound. If the British pound strengthens against the U.S. dollar, our payments to Lonza will increase in U.S. dollar terms. Assuming development and supply services are completed as scheduled under our agreements with Lonza, our remaining payments will be approximately $700,000 through the end of 2005. A hypothetical 10% change in the British pound from the rate in effect at September 30, 2005 would not have a significant impact on our financial position or our expected results of operations.

The terms of our license agreement with Fresenius include the receipt of potential royalties on net sales as well as potential milestone payments to us denominated in Euro. As a result, we are exposed to currency exchange risks related to the Euro. If the Euro weakens against the U.S. dollar, payments received from Fresenius will decrease in U.S. dollar terms. A hypothetical 10% change in the Euro from the rate in effect at September 30, 2005 would not have a significant impact on our financial position or our expected results of operations.

Derivatives Valuation Risk

The terms of our November 2004 convertible preferred stock offering include a dividend make-whole payment feature. This feature is considered to be an embedded derivative and was valued on the balance sheet at $3.0 million at December 31, 2004. The carrying value of this derivative was reduced by $977,000 during the first nine months of 2005, based on cash dividends paid and the fair value of common stock issued as dividend make-whole payments pursuant to voluntary holder conversions during first quarter 2005. At September 30, 2005, the estimated fair value of the derivative liability was valued at $2.3 million, resulting in the recognition of $107,000 and $240,000 as other expense for the three and nine months ended September 30, 2005. As the fair value of this derivative may fluctuate significantly from period to period, the resulting change in valuation may have a significant impact on our results of operations.

Item 4. Controls and Procedures

As part of our quarterly review, we evaluated, under the supervision and with the participation of the Company’s management, including our Principal Executive Officer and Principal Financial and Accounting Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the quarterly period covered by this report. Based upon that evaluation, the Principal Executive Officer and the Principal Financial and Accounting Officer concluded that our disclosure controls and procedures, as of the end of the quarterly period covered by this report, were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. During the fiscal quarter ended September 30, 2005, the Company announced a plan to evaluate its strategic alternatives. In conjunction with this plan, the Company also announced its decision to discontinue the clinical development of its products and significantly reduced its workforce. As of September 30, 2005, the Company employed only ten employees. This reduction in the size of the Company’s workforce, particularly in the accounting department, has resulted in limitations on the Company’s ability to provide adequate segregation of duties and employ other common internal control practices. We believe that our inability to provide adequate segregation of duties and other internal controls, coupled with the increasing complexity of the Company’s accounting transactions since the Company announced its plan to evaluate its strategic alternatives, would be considered a significant deficiency in internal control over financial reporting.

Part II. Other Information

Item 6. Exhibits

Exhibit Number
3.1(1)	Amended and Restated Certificate of Incorporation of Xcyte Therapies, Inc.

3.2(1)	Amended and Restated Bylaws of Xcyte Therapies, Inc.

3.3(3)	Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc.

3.4(5)	Certificate of Correction to Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc.

4.1(1)	Form of Common Stock Certificate

4.2(3)	Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc.

4.3(4)	Indenture

4.4(2)	Form of Preferred Stock Certificate

4.5(5)	Certificate of Correction to Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc.

10.1(6)	Separation Agreement and Mutual Release, dated May 17, 2005, between Xcyte Therapies, Inc. and Stewart Craig, Ph.D.

10.2(7)	Xcyte Therapies, Inc. 2003 Stock Plan, as amended

10.3(7)	Xcyte Therapies, Inc. Amended and Restated 2003 Directors’ Stock Option Plan, as amended

10.4(5)	Severance Agreement and Release, effective July 26, 2005, between Xcyte Therapies, Inc. and Mark Frohlich.

10.5(5)	Retention and Separation Agreement, dated July 26, 2005, between Xcyte Therapies, Inc. and Kathi Cordova.

10.6(5)	Amendment to Employment Agreement, dated August 12, 2005, between Xcyte Therapies, Inc. and Robert L. Kirkman.

10.7(8)	Acquisition Bonus and Severance Agreement, dated October 4, 2005, between Xcyte Therapies, Inc. and Robert L. Kirkman, M.D.

10.8(8)	Acquisition Bonus Agreement, dated October 2005, between Xcyte Therapies, Inc. and Christopher S. Henney, Ph.D., D.Sc.

10.9(8)	Separation Agreement and Release, dated October 5, 2005, between Xcyte Therapies, Inc., and Ronald J. Berenson, M.D.

31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).

31.2	Certification of Principal Financial and Accounting Officer pursuant to Rule 13a-14(a).

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350.

(1)	Previously filed as an exhibit to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended, and incorporated herein by reference.

(2)	Previously filed as an exhibit to registrant’s registration statement on Form S-1, File No. 333-119585, originally filed with the Commission on October 7, 2004, as subsequently amended, and incorporated herein by reference.
(3)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on November 5, 2004, and are incorporated herein by reference.
(4)	Previously filed as an exhibit to registrant’s quarterly report on Form 10-Q filed with the Commission on November 15, 2004, and are incorporated herein by reference.
(5)	Previously filed as an exhibit to registrant’s quarterly report on Form 10-Q filed with the Commission on August 15, 2005.
(6)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on May 18, 2005, and are incorporated herein by reference.
(7)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on June 21, 2005, and are incorporated herein by reference.
(8)	Previously filed as an exhibit to registrant’s current report on Form 8-K filed with the Commission on October 11, 2005, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCYTE THERAPIES, INC.

By:	/s/ KATHI L. CORDOVA
Kathi L. Cordova
Duly Authorized Officer of Registrant and Principal Financial and Accounting Officer
Senior Vice President of Finance and Treasurer

Date: November 14, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Xcyte’s bylaws and certificate of incorporation provide for the indemnification of its directors and officers to the maximum extent permitted by the DGCL. Xcyte’s bylaws also require Xcyte to advance litigation expenses against an undertaking by the officer or director to repay such advances if it is ultimately determined that the officer or director is not entitled to indemnification. Xcyte’s certificate of incorporation also provides that to the fullest extent permitted by the DGCL a director of Xcyte shall not be personally liable to Xcyte or its stockholders for monetary damages for breach of the director’s fiduciary duty as a director. Xcyte has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters.

Xcyte carries officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated December 15, 2005, as amended on January 13, 2006 between Xcyte Therapies, Inc., and Cyclacel Group plc (included as Annex A to this registration statement)

2.2	Asset Purchase Agreement, dated December 14, 2005, between Xcyte Therapies, Inc., and Invitrogen Corporation (included as Annex C to this registration statement)

3.1	Amended and Restated Certificate of Incorporation of Xcyte Therapies, Inc. (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

3.2	Amended and Restated Bylaws of Xcyte Therapies, Inc. (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

3.3	Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock of Xcyte Therapies, Inc. (incorporated by reference to registrant’s current report on Form 8-K filed with the Commission on November 5, 2004)

3.4	Certificate of Correction to Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc. (incorporated by reference to registrant’s quarterly report on Form 10-Q filed with the Commission on August 15, 2005)

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2	Form of Common Stock Certificate (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

4.3	Indenture (incorporated by reference to registrant’s quarterly report on Form 10-Q filed with the Commission on November 15, 2004)

4.4	Form of Preferred Stock Certificate (incorporated by reference to registrant’s Form S-1, File No. 333-119585, originally filed with the Commission on October 7, 2004, as subsequently amended)

*5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

13.1	Annual Report of Xcyte Therapies, Inc., on Form 10-K for the year ended December 31, 2004 (included as Annex F to this registration statement)

13.2	Quarterly Report of Xcyte Therapies, Inc., on Form 10-Q for the quarter ended September 30, 2005 (included as Annex G to this registration statement)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

*23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1)

*99.1	Form of Proxy Card for Xcyte Therapies, Inc.

99.2	Opinion of SG Cowen & Co., LLC (included as Annex B to this registration statement)

*	To be filed by amendment

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post–effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(d) That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request; and

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on January 23, 2006.

XCYTE THERAPIES, INC.

By:	/s/ ROBERT L. KIRKMAN
Robert L. Kirkman President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-4 has been signed below by the following persons on January 23, 2006 on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title

/s/ CHRISTOPHER HENNEY, PH.D. Christopher Henney, Ph.D.	Chairman of the Board, Director

/s/ PETER LANGECKER, M.D., PH.D. Peter Langecker, M.D.	Director

/s/ ROBERT NELSON Robert Nelson	Director

/s/ DAN SPIEGELMAN Dan Spiegelman	Director

/s/ STEPHEN WERTHEIMER Stephen Wertheimer	Director

/s/ ROBERT WILLIAMS, PH.D. Robert Williams, Ph.D.	Director

/s/ RONALD J. BERENSON Ronald J. Berenson	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated December 15, 2005, as amended on January 13, 2006 between Xcyte Therapies, Inc., and Cyclacel Group plc (included as Annex A to this registration statement)

2.2	Asset Purchase Agreement, dated December 14, 2005, between Xcyte Therapies, Inc., and Invitrogen Corporation (included as Annex C to this registration statement)

3.1	Amended and Restated Certificate of Incorporation of Xcyte Therapies, Inc. (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

3.2	Amended and Restated Bylaws of Xcyte Therapies, Inc. (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

3.3	Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock of Xcyte Therapies, Inc. (incorporated by reference to registrant’s current report on Form 8-K filed with the Commission on November 5, 2004)

3.4	Certificate of Correction to Certificate of the Powers, Designations, Preferences and Rights of the 6% Convertible Exchangeable Preferred Stock Of Xcyte Therapies, Inc. (incorporated by reference to registrant’s quarterly report on Form 10-Q filed with the Commission on August 15, 2005)

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2	Form of Common Stock Certificate (incorporated by reference to registrant’s registration statement on Form S-1, File No. 333-109653, originally filed with the Commission on October 10, 2003, as subsequently amended)

4.3	Indenture (incorporated by reference to registrant’s quarterly report on Form 10-Q filed with the Commission on November 15, 2004)

4.4	Form of Preferred Stock Certificate (incorporated by reference to registrant’s Form S-1, File No. 333-119585, originally filed with the Commission on October 7, 2004, as subsequently amended)

*5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

13.1	Annual Report of Xcyte Therapies, Inc., on Form 10-K for the year ended December 31, 2004 (included as Annex F to this registration statement)

13.2	Quarterly Report of Xcyte Therapies, Inc., on Form 10-Q for the quarter ended September 30, 2005 (included as Annex G to this registration statement)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

*23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (see Exhibit 5.1)

*99.1	Form of Proxy Card for Xcyte Therapies, Inc.

99.2	Opinion of SG Cowen & Co., LLC (included as Annex B to this registration statement)

*	To be filed by amendment